Form 10-K, Exhibit 13
period 2000-09-30
ENERGIZER HOLDINGS INC
filed 2000-12-15
CIK 1096752

2000.$
                                  financial
                                      review

------------------------------------------------------------------------------
TABLE OF CONTENTS

10  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION   19  SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION
20  RESPONSIBILITY FOR FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT
ACCOUNTANTS   21  CONSOLIDATED FINANCIAL STATEMENTS   25  NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS    INSIDE BACK COVER  CORPORATE INFORMATION

MANAGEMENT'S DISCUSSION AND
---------------------------
ANALYSIS OF RESULTS OF OPERATIONS
---------------------------------
AND FINANCIAL CONDITION
-----------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE AND PERCENTAGE DATA)

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings Inc.'s (Energizer) historical basis results of operations, operating segment results, liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

BASIS OF PRESENTATION
Prior to April 1, 2000, Energizer was a wholly owned subsidiary of Ralston Purina Company (Ralston). On that date, Ralston distributed the common stock of Energizer to its shareholders in a tax-free spin-off.

The Balance Sheet as of September 30, 2000 is presented on a consolidated basis. The Statement of Earnings and Statement of Cash Flows for the year ended September 30, 2000 include the combined results of operations of the Energizer businesses under Ralston for the six months prior to the spin-off and the consolidated results of operations of Energizer on a stand-alone basis for the six months ended September 30, 2000. The financial statements for all periods prior to the spin-off are presented on a combined basis and reflect periods during which the Energizer businesses operated as wholly owned subsidiaries of Ralston. The financial information in these financial statements does not include certain expenses and adjustments that would have been incurred had Energizer been a separate, independent company, and may not necessarily be indicative of results that would have occurred had Energizer been a separate, independent company during the periods presented or of future results of Energizer. See Pro Forma Statement of Earnings for the years ended September 30, 2000 and 1999 in Note 23 to the Consolidated Financial Statements.

BUSINESS OVERVIEW
Energizer is the world's largest publicly traded manufacturer of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and markets a complete line of primary alkaline and carbon zinc batteries primarily under the brands Energizer e2, Energizer and Eveready, as well as miniature and rechargeable batteries, and flashlights and other lighting products. Energizer and its subsidiaries operate 22 manufacturing facilities in 15 countries on four continents. Its products are marketed and sold in more than 140 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers.

There has been a continuing shift within primary battery products from carbon zinc batteries to alkaline batteries. As such, Energizer has recorded provisions related to restructuring its worldwide battery production capacity and certain administrative functions in 1998 and 1999. Alkaline batteries are now the dominant primary battery in all world areas with the exception of Asia and Africa. Energizer continues to review its battery production capacity and its business structure in light of pervasive global trends, including the evolution of technology.

Energizer's operations are managed via four major geographic areas - North America (including the United States and Canada), Asia Pacific, Europe and South and Central America (including Mexico). Segment profit and sales are concentrated in the North America and Asia Pacific areas which together account for 97% and 79%, respectively, of 2000 segment profit and sales.

The battery business is highly competitive, both in the United States and on a global basis, as a number of large battery manufacturers compete for consumer acceptance and limited retail shelf space. According to A.C. Nielsen, Energizer's dollar share of the U.S. alkaline battery market was 34.0% in 1998, 31.2% in 1999 and 32.9% in 2000.

The primary battery category experienced unprecedented growth levels in the first quarter of fiscal 2000, particularly in the North America and Asia Pacific regions, related to increased demand from retail customers and consumers in anticipation of potential disruptions related to the date change on January 1, 2000. According to A. C. Nielsen, the alkaline dollar sales for October through December in the United States increased 28% over the same quarter last year, compared to historical growth trends in the high single digits. As the category returns to normal growth trends, consumer take away will likely decline in the first quarter of fiscal

---
1 0  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

2001 relative to the same quarter last year. In addition, retail inventory levels at December 31, 1999, were above historical norms due to Y2K-driven ordering which further increased Energizer's sales in the first quarter of fiscal 2000. As such, Energizer anticipates reporting significantly lower year over year sales for its first fiscal quarter of 2001.

The Asia Pacific area experienced significant currency devaluations and economic contraction in 1998 and early 1999, with more stable trends emerging more recently in most markets. Changes in the value of local currencies or economic contractions in this area may continue to impact segment profitability. In particular, recent currency declines in Australia, New Zealand and the Philippines have been unfavorable to Energizer during 2000 and into 2001. The euro and certain other European currencies are at or near historical low points relative to the U.S. dollar. Currency devaluation was a significant unfavorable factor in 2000 and continues into 2001.

HIGHLIGHTS
Net earnings were $181.4 for the year ended September 30, 2000, compared to $80.0 in 1999. Earnings per share were $1.89 and $1.88 on a basic and diluted basis, respectively, compared to earnings per basic and diluted share of $.78 in the prior year. Included in net earnings are earnings from continuing operations of $180.2 and $159.8 in 2000 and 1999, respectively. Current year net earnings include a net gain on disposition of discontinued operations of $1.2 related to the final settlement of the sale of discontinued operations. Fiscal 1999 results include a net loss from discontinued operations of $5.6 and a net loss on the disposition of discontinued operations of $74.2.

Net earnings were $164.7, or $1.62 per basic and diluted share, for the year ended September 30, 1998. Included in 1998 net earnings are earnings from continuing operations of $208.2 and a net loss from discontinued operations of $43.5.

Earnings from continuing operations increased $20.4, or $.32 and $.31 per basic and diluted share, respectively, in 2000. Included in 2000 results are costs related to the spin-off of $5.5 pretax, $3.3 after-tax, loss on disposition of Spanish affiliate of $15.7, and capital loss tax benefits of $24.4. Fiscal 1999 results include provisions for restructuring of $9.9 pretax, $8.3 after-tax, and capital loss tax benefits of $16.6. Excluding these items, earnings from continuing operations increased $23.3, or $.35 and $.34 per basic and diluted share, respectively, in 2000. This increase is primarily attributable to improved operating results in North America and Asia Pacific and lower corporate overhead, partially offset by higher interest expense on the debt assumed as part of the spin-off from Ralston.

Earnings from continuing operations decreased $48.4, or $.49 per basic and diluted share, in 1999. Included in both periods are provisions for restructuring and capital loss tax benefits. Excluding these items, earnings from continuing operations decreased $21.1, or $.22 per basic and diluted share, in 1999. This decrease is primarily attributable to declines in the Europe and Asia Pacific areas partially offset by increases in North America.

Discontinued operations consist of Energizer's worldwide rechargeable Original Equipment Manufacturers' (OEM) battery business. In March 1999, the Board of Directors of Ralston announced its intention to exit this business to allow Energizer to focus on its primary battery business. On November 1, 1999, this business was sold to Moltech Corporation for approximately $20.0.

OPERATING RESULTS

NET SALES
Net sales increased $42.0 or 2% in 2000 compared to 1999 primarily on growth in North America, partially offset by declines in Europe. In 1999, sales decreased $49.5 or 3% as declines in Europe and, to a lesser extent, the Asia Pacific and South and Central America regions were partially offset by increases in North America. See comments on sales changes by region in the Segment Results section below.

GROSS MARGIN
Gross margin dollars increased $65.2 or 7% in 2000 on increases in North America and Asia Pacific, partially offset by declines in Europe. Gross margin percentage improved 2.4 percentage points in 2000 to 49.1% on higher volume and lower production costs in North America and Asia as well as lower costs in South and Central America. Gross margin dollars declined $43.0 or 5% in 1999 on lower sales and lower margin percentage. The margin percentage in 1999 was off 1.0 percentage point to 46.7% compared to 1998 with decreases in all regions except North America.

---
1 1

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses decreased $19.3 or 5% in 2000 on lower general corporate expenses, as discussed below, and decreases in Europe were partially offset by increases in North American marketing and distribution costs. In 1999, selling, general and administrative expenses were flat with 1998 as decreases in Europe and South and Central America were offset by higher general corporate expenses. Selling, general and administrative expenses were 19.7%, 21.2% and 20.7% of sales in 2000, 1999 and 1998, respectively.

ADVERTISING AND PROMOTION
Advertising and promotion increased $23.1 or 14% in 2000 reflecting higher spending in North America, partially offset by a decrease in Europe. In 1999, advertising and promotion decreased $19.3 or 11% with declines in all regions. Advertising and promotion as a percent of sales was 9.8%, 8.8% and 9.6% in 2000, 1999 and 1998, respectively.

SEGMENT RESULTS
Energizer's operations are managed via four major geographic areas - North America (including the United States and Canada), Asia Pacific, Europe and South and Central America (including Mexico). This structure is the basis for Energizer's reportable operating segment information presented in Note 21 to the Consolidated Financial Statements. Energizer evaluates segment profitability based on operating profit before general corporate expenses, research and development expenses, restructuring charges and amortization of goodwill and intangibles. Intersegment sales are generally valued at market-based prices and represent the difference between total sales and external sales as presented in Note 21 to the Consolidated Financial Statements. Segment profitability includes profit on these intersegment sales.

NORTH AMERICA Net sales increased $86.1 or 8% in 2000 on higher volume,
-------------
partially offset by unfavorable pricing and product mix. Alkaline unit volume increased 11% over 1999. Strong Y2K-driven demand early in the fiscal year and incremental Energizer e2 sales in the last four months of the year account for the increased volume. Gross margin increased $53.7 with volume contributing $45.8. In addition, favorable production costs were partially offset by unfavorable pricing and product mix. Segment profit increased $20.5 or 7% as higher gross margin was partially offset by increased advertising and promotion of $27.6, primarily related to the Energizer e2 launch, as well as higher marketing and distribution expenses.

Net sales increased $30.5 or 3% in 1999. Volume contributed $55.2 of the sales increase, partially offset by unfavorable pricing and product mix. Alkaline volume increased 8% in 1999. Segment profit for North America increased $11.6 or 4% in 1999 as a result of the higher gross margin associated with the increase in sales. Increased marketing and distribution costs of $5.0 and increased general and administrative expenses of $4.4 were largely offset by an $8.4 decrease in advertising and promotion expenditures.

ASIA PACIFIC Net sales to customers increased $8.4 or 2% in 2000. Excluding
------------
currency devaluations of $4.3, net sales increased $12.7 or 3%. Alkaline volume increases of 8% were partially offset by a 2% decline in carbon zinc volume. Segment profit for Asia Pacific increased $22.7 or 25%, in 2000. Gross margin increased $23.3 due to lower production costs, higher customer sales and higher intersegment sales. Lower production costs reflect a variety of factors including higher production facility utilization and lower costs resulting from a plant closing in 1999. Selling, general and administrative expenses were up 1% compared to 1999.

Net sales decreased $12.1 or 3% in 1999. Currency devaluations accounted for $12.0 of the sales decline. Carbon zinc volume decreases of 5% were offset by a 4% increase in alkaline volume. Segment profit for Asia Pacific decreased $11.1 or 11% in 1999. Gross margin declined $21.3 due to higher production costs and lower sales. Partially offsetting these declines were a $6.2 decrease in exchange losses and a $4.0 decrease in advertising and promotion.

EUROPE Net sales to customers for Europe decreased $44.3 or 14% in 2000
------
reflecting currency devaluation of $28.2, lower carbon zinc volume of $11.8 and unfavorable pricing and product mix of $6.9, partially offset by a 1% alkaline volume gain. For the year, carbon zinc unit volume declined 14%. Gross margin decreased $21.0, primarily on unfavorable currency impacts of $18.3. The remaining decline reflects lower sales, partially offset by lower production costs associated with increased efficiencies following a plant closing in

---
1 2  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

1999. Segment results for Europe improved $1.0 to a loss of $.2. Net currency impacts in 2000 were unfavorable $6.8 compared to 1999. Absent currency impacts, segment results improved $7.8 despite a $2.6 decrease in gross margin. The improvement reflects lower costs following sales and administrative realignment last year.

Net sales to customers decreased $48.7 or 13% in 1999 compared to 1998 primarily on lower volume. Alkaline and carbon zinc volumes declined 5% and 19%, respectively, accounting for $33.3 of the sales decline. Pricing and product mix negatively impacted sales by $17.0 in 1999. The majority of the pricing and product mix decline, $9.8, was driven by Energizer's move from a sales force to a distributor model in several countries during 1999. The remainder of the decline reflects competitive and retail pressures. Segment results for Europe declined by $12.5 to a loss of $1.2 in 1999. Production inefficiencies related to a plant closing and other costs associated with restructuring activities accounted for $6.5 of the decline. Excluding these costs, segment profit declined $6.0 as sales declines of $48.7 were partially offset by a $28.3 decrease in cost of products sold associated with the lower sales and a $15.1 decrease in overhead reflecting results of the restructuring of the European business operations, including the move to the distributor sales model in several countries.

SOUTH AND CENTRAL AMERICA Net sales decreased $8.2 or 6% in 2000, primarily
-------------------------
on lower volume and on currency devaluation which could not be mitigated through pricing actions. Carbon zinc volume declined 6% while alkaline increased 1%. Despite the sales decrease, gross margin increased $1.2 or 2%, as unfavorable currency impacts of $7.2 were more than offset by lower production costs, favorable pricing and product mix. Segment profit for South and Central America decreased $2.4 or 17% in 2000 as higher marketing, distribution and management costs were partially offset by the gross margin increase.

Net sales decreased $19.2 or 13% in 1999 compared to 1998. Of this decline, $19.0 was due to currency devaluation. Favorable pricing and product mix of $16.0 was offset by volume declines of 10% for alkaline and 17% for carbon zinc batteries.

Segment profit for South and Central America decreased $2.4 or 14% in 1999. Gross margin declined $13.0, much of which was attributable to lower usage of production capacity in the Mexican plant. Lower other operating costs and a decrease of $2.1 in exchange losses partially offset the earnings decline. Operating cost reductions included decreased advertising and promotion expenses of $4.7 and lower general and administrative expenses of $2.4 resulting from actions taken to offset lower plant utilization and from planned reorganization and restructuring in Brazil.

GENERAL CORPORATE EXPENSES
General corporate expenses decreased $16.6 in 2000 to $37.4, compared to $54.0 in 1999, due to higher pension income and lower consulting, reorganization and information systems costs as well as a lighting product recall charge in 1999. These costs were partially offset by additional costs associated with operating as a stand-alone company for the last six months of fiscal 2000. Fiscal 2001 will include a full year of stand-alone costs, an estimated increase of $4.0. Corporate expenses in 1999 increased $7.8 compared to 1998 due to higher consulting costs, the product recall charge discussed above and increases in various other corporate costs. As a percent of sales, general corporate expenses were 2.0% in 2000 compared to 2.9% in 1999 and 2.4% in 1998.

RESEARCH AND DEVELOPMENT EXPENSE
Research and development expense of $49.9 in 2000 increased 3% in 2000, 4% in 1999 and 11% in 1998. These increases are attributable to Energizer's ongoing effort to maintain technological leadership in the primary battery business. As a percent of sales, research and development expense was 2.6% in 2000 and 1999 compared to 2.4% in 1998.

COSTS RELATED TO SPIN-OFF
Energizer recorded one-time spin-related costs of $5.5 pre-tax, or $3.3 after-tax. These costs include legal fees, charges related to the vesting of certain compensation benefits and other costs triggered by or associated with the spin-off.

LOSS ON DISPOSITION OF SPANISH AFFILIATE
Energizer recorded a $15.7 pre-tax loss on the sale of its Spanish affiliate prior to the spin-off. The loss was a non-cash write-off of goodwill and cumulative translation accounts of the Spanish affiliate. Ralston recognized capital loss tax benefits related to the Spanish

---
1 3
sale of $24.4, which are reflected in Energizer's historical financial statements and resulted in a net after-tax gain of $8.7 on the Spanish transaction. Such capital loss benefits would not have been realized by Energizer on a stand-alone basis, thus are not included in the Pro Forma Statement of Earnings for the year ended September 30, 2000 as presented in
Note 23 to the Consolidated Financial Statements.

RESTRUCTURING CHARGES
Competition in the primary battery business has intensified in recent years, and there continues to be a migration of demand from carbon zinc to alkaline batteries. In response to these changes, Energizer has recorded restructuring charges each year from 1994 through 1999. These charges include a reduction in carbon zinc plant capacity as demand for this type of battery continues to decline, plant closures for the movement and consolidation of alkaline production to new or more efficient locations in an effort to achieve lower product costs, and staffing reorganizations and reductions in various world areas to enhance management effectiveness and reduce overhead costs. A detailed discussion of such charges and expenditures during 1998 through 2000 follows.

During 1999, Energizer recorded net provisions for restructuring of $8.3 after-tax, or $9.9 pre-tax, $2.1 of which represented inventory write-downs and is classified as cost of products sold in the Consolidated Statement of Earnings. Of the net pre-tax charge, $7.4 relates to 1999 restructuring plans for the elimination of certain production capacity in North America and in Asia.

The pre-tax charge of $7.4 for 1999 plans consisted of termination benefits of $3.2, other cash costs of $.2 and fixed asset impairments of $4.0. The fixed asset impairments primarily relate to assets used for the production of lithium coin cells in North America. These assets were idled and scrapped in 1999.

The 1999 restructuring plan provided for the termination of approximately 170 production and administrative employees and the closure of one plant in Asia. This plant closure was precipitated by the financial problems in the Asian market, which resulted in contractions in battery markets in this area. Substantially all actions associated with these charges were completed as of September 30, 2000.

The remaining $2.5 represents additional net provisions related to prior years' restructuring plans. Additional termination benefits of $5.5 related to the 1997 restructuring plan primarily represent enhanced severance related to a European plant closing. Additional provisions for other cash costs of $1.8 were recorded for fixed asset disposition costs for previously held for use assets related to the 1997 restructuring plan that were idled and held for disposal. Other non-cash charges of $2.1 relate to inventory write-offs, which were more than offset by a reclassification of $4.5 from other comprehensive income to net income of cumulative translation adjustment for a subsidiary sold in connection with the 1997 plan. Also recorded in 1999 were asset proceeds greater than anticipated of $5.4 related to 1994, 1995 and 1997 restructuring plans.

During 1998, Energizer recorded net after-tax provisions for restructuring of $12.8, or $21.3 on a pre-tax basis, of which $.3 represents inventory write-downs and is classified as cost of products sold in the Consolidated Statement of Earnings. Of the net pre-tax charge, $36.5 related to 1998 restructuring plans, including a voluntary early retirement option offered to most U.S. Energizer employees meeting certain age and service requirements and European business operations restructuring, primarily a reorganization of European sales forces and related employee reductions.

The total 1998 pre-tax charge of $36.5 consisted of termination benefits of $29.3, which provided for the termination or early retirement of approximately 420 sales and administrative employees, other cash costs of $4.6, fixed asset impairments of $1.1 and a non-cash investment write-off of $1.5. The other cash costs of $4.6 consisted of demolition costs of $1.5 and environmental exit costs of $.8, both relating to assets held for disposal, lease termination costs of $1.6 and other exit costs of $.7. Except for disposition of certain assets held for disposal, substantially all actions associated with the 1998 charges were complete as of September 30, 2000.

In addition, net reversals of $15.2, related to prior years' restructuring plans, were recorded in 1998, comprised of $3.7 of additional charges offset by $18.9 of reversals of prior years' charges. The additional charges primarily related to asset disposition costs of $2.6 for previously held for use assets that were idled and held for disposal. The reversals included $9.4 of greater than anticipated proceeds from asset sales related to the 1994, 1995 and 1996

---
1 4 E N E R G I Z E R 2 0 0 0 A N N U A L R E P O R T restructuring plans. In addition, $8.5 of termination benefits recorded in 1997 were reversed in 1998, due primarily to the modification of a European plant closing plan, driven by the changing business environment in Europe. The modifications resulted in the termination of approximately 200 fewer employees than originally anticipated.

Annual pre-tax cost savings from the 1999 restructuring plans have been or are expected to be as follows: 2000 - $.3 and $1.4 thereafter. Annual pre-tax cost savings from the 1998 restructuring plans have been or are expected to be as follows: 1999 - $12.0; 2000 and thereafter - $13.0. Annual pre-tax cost savings from the 1997 restructuring plans have been or are expected to be as follows: 1998 - $9.0; 1999 - $19.0; 2000 and thereafter - $23.0.

As of September 30, 2000, except for the disposition of certain assets held for disposal, substantially all activities associated with 1994 through 1997 restructuring plans are complete. The remaining accrual related to these plans was $2.1 at September 30, 2000 and primarily represents asset disposition costs. The carrying value of assets held for disposal under all restructuring plans was $6.7 at September 30, 2000.

Energizer expects to fund the remaining costs of these restructuring actions with funds generated from operations.

See Note 5 to the Consolidated Financial Statements for a table which presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2000, 1999 and 1998, including any adjustments to the original charges.

INTEREST AND OTHER FINANCIAL ITEMS
Interest expense increased $19.9 in 2000 primarily in the last six months of the year reflecting incremental debt assumed by Energizer immediately prior to the spin-off. Interest expense decreased $3.5 in 1999 compared to 1998 primarily due to lower rates on foreign debt. Other financing-related costs were favorable $4.3 in 2000 compared to 1999 primarily due to lower foreign exchange losses partially offset by the discount on the sale of accounts receivable financing arrangement. Other financing costs were unfavorable $6.0 in 1999 compared to 1998 primarily due to higher foreign exchange losses in 1999.

INCOME TAXES
Income taxes, which include federal, state and foreign taxes, were 35.5%, 35.6% and 20.7% of earnings from continuing operations before income taxes in 2000, 1999 and 1998, respectively. Income taxes include certain unusual items in all years, the most significant of which are described below:

* In 2000, the income tax percentage was favorably impacted by the recognition of $24.4 of U.S. capital loss tax benefits related to the disposition of Energizer's Spanish affiliate.

* Capital loss tax benefits of $16.6 and $48.4 were recognized in 1999 and 1998, respectively, and were primarily related to prior years' restructuring actions.

* In 1999, the income tax percentage was unfavorably impacted by pre-tax restructuring provisions that did not result in tax benefits due to tax loss situations or particular statutes of a country.

Excluding unusual items, the income tax percentage was 41.8% in 2000, 41.3% in 1999 and 39.2% in 1998.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows from continuing operations totaled $289.6 in 2000, $337.2 in 1999 and $232.6 in 1998. The 14% decrease in cash flows from continuing operations in 2000 is due primarily to increased inventory levels and the realization of capital loss tax benefits in fiscal 1999, partially offset by higher cash earnings and proceeds from the sale of accounts receivable. The 45% increase in cash flows from continuing operations in 1999 resulted primarily from higher cash earnings and also from favorable changes in working capital items.

Working capital was $401.7 and $478.1 at September 30, 2000 and 1999, respectively. Capital expenditures totaled $72.8, $69.2 and $102.8 in 2000, 1999 and 1998, respectively. These expenditures were primarily funded by cash flow from operations. Capital expenditures of approximately $90.0 are anticipated in 2001 and are expected to be financed with funds generated from operations. Net transactions with Ralston, prior to the spin-off, resulted in cash usage of $210.7, $293.7 and $154.7 in 2000, 1999 and 1998, respectively.

---
1 5

Immediately prior to the spin-off, Ralston borrowed $478.0 through several interim funding facilities and assigned all repayment obligations of those facilities to Energizer. In April and May, 2000, Energizer entered into separate financing agreements and repaid the interim funding facilities. As of September 30, 2000, Energizer's financing agreements include the following: private placement notes of $175.0 with maturities of 3 to 10 years; borrowings of $195.0 under revolving credit facilities, generally with 5 year maturities; an agreement to sell domestic trade receivables as discussed below; and other short-term borrowings. The average interest rate on the domestic short-term and long-term debt is approximately 7.1% and 7.8%, respectively. Approximately $195.0 of the long-term debt has a variable interest rate. The interest rates on the long-term debt range from 7.3% to 8.0%. Energizer maintains total committed debt facilities of $625.0, of which $255.0 remained available as of September 30, 2000. Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3 to 1 and the ratio of its EBIT to total interest expense must exceed 3 to 1.

On a historical basis, Energizer's ratio of total indebtedness to EBITDA was
1.5 to 1 and the ratio of EBIT to total interest expense was 11.2 to 1 as of September 30, 2000. On a pro forma basis, which assumes the post-spin debt was outstanding for the full year, these ratios would have been 1.5 to 1 and
6.8 to 1, respectively, at September 30, 2000.

Energizer entered into an agreement to sell, on an ongoing basis, a pool of domestic trade accounts receivable to a wholly owned bankruptcy-remote subsidiary of Energizer. Energizer received $100.0 of proceeds from this arrangement, which was used to repay interim funding facilities as discussed above. See Note 12 to the Consolidated Financial Statements for further discussion regarding the sale of accounts receivable.

In September 2000, Energizer's Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer's common stock. Subsequent to year-end through November 10, 2000, approximately 1,150,000 shares of Energizer common stock had been purchased under the authorization.

Energizer believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of Energizer's credit facilities, although no guarantee can be given in this regard.

INFLATION
Management recognizes that inflationary pressures may have an adverse effect on Energizer through higher asset replacement costs and related depreciation and higher material, labor and other costs. Energizer tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 2000.

SEASONAL FACTORS
Energizer's results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the Christmas holiday season, particularly in North America. First quarter sales accounted for 35%, 31% and 33% of total net sales in 2000, 1999 and 1998, respectively. The first quarter percentage in 2000 was also higher due to Y2K-driven demand.

ENVIRONMENTAL MATTERS
The operations of Energizer, like those of other companies engaged in the battery business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.

Energizer has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to nine federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to a

---
1 6 E N E R G I Z E R 2 0 0 0 A N N U A L R E P O R T state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties.

The amount of Energizer's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in 1999. In the event that the buyer would become unable to continue such programs, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In many developing countries in which Energizer operates, there has not been significant governmental regulation relating to the environment, occupational safety, employment practices or other business matters routinely regulated in the United States. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $3.6 for estimated liabilities, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or annual period.

MARKET RISK SENSITIVE INSTRUMENTS
AND POSITIONS
The market risk inherent in Energizer's financial instruments and positions represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur.

INTEREST RATES
Energizer has interest-rate risk with respect to interest expense on variable rate debt. At September 30, 2000 and 1999, Energizer had $330.0 and $120.7 variable rate debt outstanding. A hypothetical 10% adverse change in all interest rates would have had an annual unfavorable impact of $2.6 and $.9 in 2000 and 1999, respectively, on Energizer's earnings and cash flows based upon these year-end debt levels. The primary interest rate exposures on variable rate debt are with respect to U.S. rates and short-term local currency rates in certain Asian and Latin American countries.

FOREIGN CURRENCY EXCHANGE RATES
Energizer employs a foreign currency hedging strategy which focuses on mitigating potential losses in earnings or cash flows on foreign currency transactions, primarily anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk are also hedged from time to time. The primary currencies to which Energizer's foreign affiliates are exposed include the U.S. dollar, euro, Singapore dollar, Indonesian rupiah and British pound, while domestic affiliates are primarily exposed to the Swiss franc.

Energizer's hedging strategy involves the use of natural hedging techniques, where possible, such as the offsetting or netting of like foreign currency cash flows. Where natural hedging techniques are not possible, foreign currency derivatives with durations of generally one year or less may be used, including forward exchange contracts, purchased put and call options, and zero-cost option collars. Energizer policy allows foreign currency derivatives to be used only for identifiable foreign currency exposures and, therefore,

---
1 7

Energizer does not enter into foreign currency contracts for trading purposes where the sole objective is to generate profits.

Market risk of foreign currency derivatives is the potential loss in fair value of net currency positions for outstanding foreign currency contracts at fiscal year end, resulting from a hypothetical 10% adverse change in all foreign currency exchange rates. Market risk does not include foreign currency derivatives that hedge existing balance sheet exposures, as any losses on these contracts would be fully offset by exchange gains on the underlying exposures for which the contracts are designated as hedges. Accordingly, the market risk of Energizer's foreign currency derivatives at September 30, 2000 and 1999 amounts to $2.6 and $1.5, respectively.

Energizer generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, Energizer does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies as considered necessary. Additionally, Energizer attempts to limit its U.S. dollar net monetary liabilities in currencies of hyperinflationary countries, primarily in Latin America. In terms of foreign currency translation risk, Energizer is exposed to the Swiss franc and other European currencies; the Mexican peso and other Latin American currencies; and the Singapore dollar, Chinese renminbi, Australian dollar, Indonesian rupiah and other Asian currencies. Energizer's net foreign currency investment in foreign subsidiaries and affiliates translated into U.S. dollars using year-end exchange rates was $515.1 and $545.1 at September 30, 2000 and 1999, respectively. The potential loss in value of Energizer's net foreign currency investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates at September 30, 2000 and 1999 amounts to $51.5 and $54.5, respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS
See discussion in Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION
Statements in the Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding anticipated category trends, Energizer market share and sales in future periods, the future adequacy of cash flows, and the risk associated with financial instruments and the concentration of credit, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Energizer cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Energizer advises readers that various risks and uncertainties could affect its financial performance and could cause Energizer's actual results for future periods to differ materially from those anticipated or projected. Technological or design changes in portable electronic and other devices that utilize batteries as a power source may significantly affect the demand for batteries. Continuing improvements in the service life of primary batteries, improvements in rechargeable battery performance and increasing consumer acceptance of rechargeable batteries, and the development of new non-alkaline battery technologies could all significantly affect continued category growth for primary alkaline batteries. General economic conditions and continuing growth in consumer demand for portable electronic devices could also affect category growth. Within the category, Energizer's sales and market share may be negatively affected by competitive activity, including new product introductions or advertising campaigns, retail discounts and other promotional activities. Competition for key retail customers and growth of the lower-price private-label battery segment may also negatively affect sales or market share for Energizer. Unforeseen fluctuations in levels of Energizer's operating cash flows, or inability to maintain compliance with its debt covenants, could limit Energizer's ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. Economic turmoil, currency fluctuations and unforeseen customer financial difficulties could increase Energizer's risk from currency hedges and other financial instruments or from the extension of credit to customers. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.

---
1 8  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

------------------------------------------------------------------------------------------------------------------
SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION
(Dollars in millions except per share data)

STATEMENT OF EARNINGS DATA                                          FOR THE YEAR ENDED SEPTEMBER 30,
                                                  ----------
                                                     2000          1999         1998          1997          1996
------------------------------------------------------------------------------------------------------------------
Net Sales                                          $1,914.3     $1,872.3      $1,921.8     $2,005.8      $2,023.5
Depreciation and Amortization                          82.0         94.9         101.2        112.3         122.6
Earnings from Continuing
Operations before Income
Taxes <Fa>                                            279.2        248.2         262.5        203.9         271.4
Income Taxes                                           99.0         88.4          54.3         44.6         106.3
Earnings from Continuing Operations <Fb>              180.2        159.8         208.2        159.3         165.1
Net Earnings                                          181.4         80.0         164.7        159.8         169.1
Earnings Per Share from Continuing Operations:
   Basic                                           $    1.88    $    1.56     $    2.05    $    1.56     $    1.62
   Diluted                                         $    1.87    $    1.56     $    2.05    $    1.56     $    1.62
Average Shares Outstanding <Fc>                        96.1        102.6         101.6        102.1         101.8
                                                  ----------


BALANCE SHEET DATA                                                            SEPTEMBER 30,
                                                  ----------
                                                     2000          1999         1998          1997          1996
------------------------------------------------------------------------------------------------------------------
Working Capital                                    $  401.7     $  478.1      $  478.5     $  489.6      $  532.3
Property at Cost, Net                                 485.4        472.8         476.9        494.2         543.2
   Additions (during the period)                       72.8         69.2         102.8         98.8          95.7
   Depreciation (during the period)                    57.9         68.4          74.1         79.5          81.4
Total Assets                                        1,793.5      1,833.7       2,077.6      2,113.6       2,146.9
Long-term Debt                                        370.0          1.9           1.3         21.3          43.1
                                                  ----------

<Fa>   Results for the year ended September 30, 2000 include a loss on disposition of Spanish affiliate of $15.7 and costs related to the spin-off of $5.5. Prior results include restructuring charges of $9.9, $21.3, $83.7 and $3.4 for the years ended September 30, 1999, 1998, 1997 and 1996, respectively.

<Fb>   Earnings from continuing operations include the following unusual items:

                                                                   FOR THE YEAR ENDED SEPTEMBER 30,
                                             ----------
                                                2000           1999         1998           1997           1996
-----------------------------------------------------------------------------------------------------------------
   After-tax restructuring charges             $    -         $(8.3)       $(12.8)        $(72.0)        $(2.2)
   Capital loss tax benefits                     24.4          16.6          48.4           35.9             -
   Foreign tax credit refunds                       -             -             -           20.5             -
   Loss on disposition of Spanish affiliate     (15.7)            -             -              -             -
   After-tax costs related to spin-off           (3.3)            -             -              -             -
-----------------------------------------------------------------------------------------------------------------
       Total                                   $  5.4         $  8.3       $ 35.6         $(15.6)        $(2.2)
=================================================================================================================

<Fc>   Average shares outstanding is based on the weighted-average number of shares of Ralston common stock outstanding prior to the spin-off (adjusted for the distribution of one share of Energizer stock for  each three shares of Ralston stock) and the weighted-average number of shares of Energizer stock outstanding from April 1, 2000 through  September 30, 2000.

---
1 9

RESPONSIBILITY FOR FINANCIAL STATEMENTS
---------------------------------------
The preparation and integrity of the financial statements of Energizer Holdings, Inc. are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States, and in the opinion of management, fairly present Energizer's financial position, results of operations and cash flows.

Energizer maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

The report of PricewaterhouseCoopers LLP, independent accountants, on their audits of the accompanying financial statements is shown below. This report states that the audits were made in accordance with generally accepted auditing standards in the United States. These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management, internal audit and the independent accountants to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.


REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------
To the Shareholders and Board of Directors of Energizer Holdings, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Energizer's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
October 31, 2000

---
2 0  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T


------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions except per share data)
                                                                               YEAR ENDED SEPTEMBER 30,
                                                                    ----------
                                                                        2000             1999              1998
------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS:
Net Sales                                                            $1,914.3          $1,872.3          $1,921.8
------------------------------------------------------------------------------------------------------------------
Costs and Expenses
   Cost of products sold                                                974.7             997.9           1,004.4
   Selling, general and administrative                                  378.0             397.3             397.9
   Advertising and promotion                                            187.4             164.3             183.6
   Research and development                                              49.9              48.5              46.6
   Costs related to spin-off                                              5.5                 -                 -
   Loss on disposition of Spanish affiliate                              15.7                 -                 -
   Provisions for restructuring                                             -               7.8              21.0
   Interest expense                                                      27.5               7.6              11.1
   Other financing items, net                                            (3.6)              0.7              (5.3)
------------------------------------------------------------------------------------------------------------------
                                                                      1,635.1           1,624.1           1,659.3
------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations before Income Taxes                 279.2             248.2             262.5
Income Taxes                                                            (99.0)            (88.4)            (54.3)
------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                                     180.2             159.8             208.2
Net Earnings/(Loss) from Discontinued Operations                            -              (5.6)            (43.5)
Net Gain/(Loss) on Disposition of Discontinued Operations                 1.2             (74.2)                -
------------------------------------------------------------------------------------------------------------------
Net Earnings                                                         $  181.4          $   80.0          $  164.7
==================================================================================================================
EARNINGS PER SHARE
   Basic
      Earnings from Continuing Operations                            $   1.88          $   1.56          $   2.05
      Net Earnings/(Loss) from Discontinued Operations                      -             (0.06)            (0.43)
      Net Gain/(Loss) on Disposition of Discontinued Operations          0.01             (0.72)                -
------------------------------------------------------------------------------------------------------------------
      Net Earnings                                                   $   1.89          $   0.78          $   1.62
==================================================================================================================
   Diluted
      Earnings from Continuing Operations                            $   1.87          $   1.56          $   2.05
      Net Earnings/(Loss) from Discontinued Operations                      -             (0.06)            (0.43)
      Net Gain/(Loss) on Disposition of Discontinued Operations          0.01             (0.72)                -
------------------------------------------------------------------------------------------------------------------
      Net Earnings                                                   $   1.88          $   0.78          $   1.62
==================================================================================================================
STATEMENT OF COMPREHENSIVE INCOME:
Net Earnings                                                         $  181.4          $   80.0          $  164.7
------------------------------------------------------------------------------------------------------------------
      Other Comprehensive Income, Net of Tax
      Foreign currency translation adjustments                          (31.9)              7.8             (30.4)
      Foreign currency reclassification adjustments                       9.7              (4.5)                -
      Minimum pension liability adjustment                               (1.1)                -                 -
------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                                 $  158.1           $  83.3          $  134.3
==================================================================================================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

---
2 1

------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
(Dollars in millions except per share data)

                                                                                               SEPTEMBER 30,
                                                                                      -----------
                                                                                          2000               1999
------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                                                            $   11.9          $   27.8
   Trade receivables, net                                                                  180.6             441.9
   Inventories                                                                             459.1             383.0
   Other current assets                                                                    278.7             121.3
------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                 930.3             974.0
==================================================================================================================
Investments and Other Assets                                                               377.8             319.7
Net Investment in Discontinued Operations                                                      -              67.2
Property at Cost
   Land                                                                                     14.6              16.9
   Buildings                                                                               140.6             143.0
   Machinery and equipment                                                                 816.9             816.7
   Construction in progress                                                                 47.7              33.5
------------------------------------------------------------------------------------------------------------------
                                                                                         1,019.8           1,010.1
   Accumulated depreciation                                                                534.4             537.3
------------------------------------------------------------------------------------------------------------------
                                                                                           485.4             472.8
------------------------------------------------------------------------------------------------------------------
      Total                                                                             $1,793.5          $1,833.7
==================================================================================================================
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities
   Current maturities of long-term debt                                                 $      -          $    0.3
   Notes payable                                                                           135.0             118.5
   Accounts payable                                                                        145.0             128.6
   Other current liabilities                                                               248.6             248.5
------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                            528.6             495.9
Long-term Debt                                                                             370.0               1.9
Other Liabilities                                                                          156.7              23.0
Shareholders Equity
   Preferred stock - $.01 par value, none outstanding                                          -                 -
   Common stock - $.01 par value, issued 95,552,711 at
     September 30, 2000                                                                      1.0                 -
   Additional paid-in capital                                                              783.9                 -
   Retained earnings                                                                        59.8                 -
   Accumulated other comprehensive income                                                 (106.5)                -
   Ralston's net investment in Energizer                                                       -           1,312.9
------------------------------------------------------------------------------------------------------------------
      Total Shareholders Equity                                                            738.2           1,312.9
------------------------------------------------------------------------------------------------------------------
      Total                                                                             $1,793.5          $1,833.7
==================================================================================================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

---
2 2  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in millions)

                                                                                 YEAR ENDED SEPTEMBER 30,
                                                                     -----------
                                                                         2000              1999             1998
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS
   Net earnings                                                       $ 181.4           $  80.0           $ 164.7
   Adjustments to reconcile net earnings
     to net cash flow from operations:
   Depreciation and amortization                                         82.0              94.9             101.2
   Translation and exchange loss                                          1.9               9.0              10.4
   Deferred income taxes                                                  5.9              70.4             (36.6)
   Loss on sale of Spanish affiliate                                     15.7                 -                 -
   Non-cash restructuring charges/(reversals)                               -              (2.2)             (6.5)
   Net (earnings)/loss from discontinued operations                      (1.2)             79.8              43.5
   Sale of accounts receivable                                          100.0                 -                 -
   Changes in assets and liabilities used in operations:
      (Increase)/decrease in accounts receivable, net                   (25.3)             (6.4)            (34.2)
      (Increase)/decrease in inventories                                (90.8)             22.1              (2.8)
      (Increase)/decrease in other current assets                        18.7             (13.9)              3.6
      Increase/(decrease) in accounts payable                            24.2             (21.3)              0.2
      Increase/(decrease) in other current liabilities                  (16.8)             16.2               1.5
   Other, net                                                            (6.1)              8.6             (12.4)
------------------------------------------------------------------------------------------------------------------
      Cash flow from continuing operations                              289.6             337.2             232.6
      Cash flow from discontinued operations                             54.7              15.1               8.7
------------------------------------------------------------------------------------------------------------------
         Net cash flow from operations                                  344.3             352.3             241.3
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
   Property additions                                                   (72.8)            (69.2)           (102.8)
   Proceeds from sale of OEM business                                    20.0                 -                 -
   Proceeds from sale of assets                                           3.2               1.4              14.1
   Other, net                                                            (8.7)             (0.5)              4.6
------------------------------------------------------------------------------------------------------------------
      Cash used by investing activities - continuing operations         (58.3)            (68.3)            (84.1)
      Cash used by investing activities - discontinued operations        (0.7)             (3.7)            (13.2)
------------------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                          (59.0)            (72.0)            (97.3)
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
   Net cash proceeds from issuance of long-term debt                    407.0               1.0              13.8
   Principal payments on long-term debt
     (including current maturities)                                    (449.5)            (13.3)            (35.1)
   Cash proceeds from issuance of notes payables
     with maturities greater than 90 days                                 6.1              14.7              10.2
   Cash payments on notes payables with maturities
     greater than 90 days                                                (3.7)             (0.1)                -
   Net increase/(decrease) in notes payable with
     maturities of 90 days or less                                      (50.2)            (12.0)             32.8
   Net transactions with Ralston prior to spin-off                     (210.7)           (293.7)           (154.7)
------------------------------------------------------------------------------------------------------------------
      Net cash used by financing activities                            (301.0)           (303.4)           (133.0)
------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                                  (0.2)              1.8              (4.6)
------------------------------------------------------------------------------------------------------------------
Net Increase/(Decrease) in Cash and Cash Equivalents                    (15.9)            (21.3)              6.4
Cash and Cash Equivalents, Beginning of Period                           27.8              49.1              42.7
------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Period                              $  11.9           $  27.8           $  49.1
==================================================================================================================
   Non-cash transactions:
      Debt assigned by Ralston                                        $ 478.0           $     -           $     -
==================================================================================================================

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.


---
2 3

-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
(Dollars in millions)
                                                                                                           Accumulated
                                                    Ralston's                  Additional                     Other
                                                       Net           Common      Paid in       Retained   Comprehensive
                                                   Investment         Stock      Capital       Earnings      Income
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997                       $1,548.2
Net earnings                                           164.7
Net transactions with Ralston                         (151.2)
Foreign currency translation adjustment                (30.4)
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998                       $1,531.3
Net earnings                                            80.0
Net transactions with Ralston                         (301.7)
Foreign currency translation adjustment                  3.3
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                       $1,312.9
Net earnings                                           121.6
Net transactions with Ralston                         (732.8)
Foreign currency translation adjustment                 (1.4)
-----------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2000                           $  700.3
Distribution to Ralston's shareholders              $ (700.3)         $1.0       $783.9                    $ (84.6)
Net earnings                                                                                    $59.8
Foreign currency translation adjustment                                                                      (20.8)
Minimum pension liability adjustment                                                                          (1.1)
=======================================================================================================================
Balance at September 30, 2000                       $      -          $1.0       $783.9         $59.8      $(106.5)
=======================================================================================================================


The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

---
2 4  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(1) BASIS OF PRESENTATION
On June 10, 1999, the Board of Directors of Ralston approved in principle a plan to spin off its battery business to the Ralston stockholders. In September 1999, Energizer Holdings, Inc. (Energizer) was incorporated in Missouri as an indirect subsidiary of Ralston.

Effective April 1, 2000, Energizer became an independent, publicly owned company as a result of the distribution by Ralston of Energizer's $.01 par value common stock to the Ralston stockholders at a distribution ratio of one for three (the spin-off). Prior to the spin-off, Energizer operated as a wholly owned subsidiary of Ralston. Ralston received a ruling from the Internal Revenue Service stating the distribution qualified as a tax-free spin-off.

Energizer is the world's largest publicly traded manufacturer of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and markets a complete line of primary alkaline and carbon zinc batteries under the brands Energizer e2, Energizer and Eveready, as well as miniature and rechargeable batteries, and flashlights and other lighting products. Energizer and its subsidiaries operate 22 manufacturing facilities in 15 countries on four continents. Its products are marketed and sold in more than 140 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers.

The Balance Sheet as of September 30, 2000 is presented on a consolidated basis. The Statement of Earnings and Statement of Cash Flows for the year ended September 30, 2000 include the combined results of operations of the Energizer businesses under Ralston for the six months prior to the spin-off and the consolidated results of operations of Energizer on a stand-alone basis for the six months ended September 30, 2000. The financial statements for all periods prior to the spin-off are presented on a combined basis and reflect periods during which the Energizer businesses operated as wholly owned subsidiaries of Ralston. The financial information in these financial statements does not include certain expenses and adjustments that would have been incurred had Energizer been a separate, independent company, and may not necessarily be indicative of results that would have occurred had Energizer been a separate, independent company during the periods presented or of future results of Energizer.

(2) SUMMARY OF ACCOUNTING POLICIES
Energizer's significant accounting policies, which conform to generally accepted accounting principles in the United States and are applied on a consistent basis among all years presented, except as indicated, are described below.

PRINCIPLES OF CONSOLIDATION - These financial statements include the accounts
---------------------------
of Energizer and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are carried at equity. A one-month lag is utilized in reporting all international subsidiaries in Energizer's consolidated financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with
----------------
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION - Financial statements of foreign operations
----------------------------
where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders equity section of the Consolidated Balance Sheet.

---
2 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)(DOLLARS IN MILLIONS
------------------------------------------
EXCEPT PER SHARE DATA)

For foreign operations where the U.S. dollar is the functional currency and for countries which are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and related translation adjustments are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

FINANCIAL INSTRUMENTS - Energizer uses financial derivatives in the
---------------------
management of foreign currency and interest-rate risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, purchased options and zero-cost option collars, are used primarily to reduce transaction exposures associated with anticipated intercompany purchases and intercompany borrowings and, to a lesser extent, to manage other transaction and translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The terms of such instruments are generally 12 months or less.

Realized and unrealized gains and losses from F/X instruments that hedge firm commitments are deferred as part of the cost basis of the asset or liability being hedged and are recognized in the Consolidated Statement of Earnings in the same period as the underlying transaction. Realized and unrealized gains or losses from F/X instruments used as hedges of existing balance sheet exposures or anticipated transactions that are not firmly committed are recognized currently in selling, general and administrative expenses in the Consolidated Statement of Earnings. However, gains or losses from F/X instruments that hedge existing balance sheet exposures are offset in the Consolidated Statement of Earnings by gains or losses recorded on these hedged exposures. Premiums or discounts on foreign exchange forward contracts are recognized, and premiums paid for purchased options are amortized, over the life of the related F/X instrument in selling, general and administrative expenses in the Consolidated Statement of Earnings. Unrealized gains and losses, if any, on zero-cost option collars are deferred as part of the cost basis of the asset or liability being hedged. F/X instruments are generally not disposed of prior to settlement date; however, if an F/X instrument and the underlying hedged transaction were disposed of prior to the settlement date, any deferred gain or loss would be recognized immediately in the Consolidated Statement of Earnings.

CASH EQUIVALENTS - For purposes of the Consolidated Statement of Cash Flows,
----------------
cash equivalents are considered to be all highly liquid investments with a maturity of three months or less when purchased.

INVENTORIES - Inventories are valued at the lower of cost or market, with
-----------
cost generally being determined using average cost or the first-in, first-out
(FIFO) method.

CAPITALIZED SOFTWARE COSTS - Capitalized software costs are included in
--------------------------
Investments and Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years.

PROPERTY AT COST - Expenditures for new facilities and expenditures that
----------------
substantially increase the useful life of property, including interest during construction, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and gains or losses on the disposition are reflected in earnings.

DEPRECIATION - Depreciation is generally provided on the straight-line basis
------------
by charges to costs or expenses at rates based on the estimated useful lives. Estimated useful lives range from three to 25 years for machinery and equipment and 10 to 50 years for buildings. Depreciation expense was $57.9, $68.4 and $74.1 in 2000, 1999 and 1998, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS - Amortization of goodwill, representing
------------------------------------
the excess of cost over the net tangible assets of acquired businesses, is recorded on a straight-line basis primarily over a period of 25 years, with some amounts being amortized over 40 years. The cost to purchase or develop other intangible assets, which consist primarily of patents, tradenames and trademarks, is amortized on a straight-line basis over estimated periods of related benefit ranging from seven to 40 years.


---
2 6  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

IMPAIRMENT OF LONG-LIVED ASSETS - Energizer reviews long-lived assets,
-------------------------------
including goodwill and other intangible assets, for impairment whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. Energizer performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

REVENUE RECOGNITION - Revenue is recognized upon shipment of product to
-------------------
customers. Sales discounts, returns and allowances are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses in the Consolidated Statement of Earnings.

ADVERTISING AND PROMOTION COSTS - Energizer advertises and promotes its
-------------------------------
products through national and regional media. Products are also advertised and promoted through cooperative programs with retailers. Energizer expenses advertising and promotion costs as incurred. Due to the seasonality of the business, with typically higher sales and volume during the holidays in the first quarter, advertising and promotion costs incurred during interim periods are generally expensed ratably in relation to revenues.

RESEARCH AND DEVELOPMENT COSTS - Research and development costs are expensed
------------------------------
as incurred.

INCOME TAXES - Energizer follows the liability method of accounting for
------------
income taxes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting. No additional U.S. taxes have been provided on earnings of foreign subsidiaries expected to be reinvested indefinitely. Additional income taxes are provided, however, on planned repatriation of foreign earnings after taking into account tax-exempt earnings and applicable foreign tax credits. Management assesses the realizability of deferred tax assets and provides valuation allowances as deemed necessary.

EARNINGS PER SHARE - Basic earnings per share is based on the average number
------------------
of shares outstanding during the period subsequent to the spin-off. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. For all periods prior to the spin-off, shares used in the earnings per share calculation are based on the weighted-average number of shares of Ralston common stock outstanding adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock.

ACCOUNTING FOR STOCK-BASED COMPENSATION - Energizer accounts for stock
---------------------------------------
options using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25 (APB 25). Pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as if Energizer had adopted the fair value based method of accounting for stock options, are presented in Note 8 to the Consolidated Financial Statements.

ENVIRONMENTAL REMEDIATION LIABILITIES - Accruals for environmental
-------------------------------------
remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

Accruals for environmental remediation are included in other current liabilities or other liabilities, depending on their nature, in the Consolidated Balance Sheet and are recorded at undiscounted amounts.

RECLASSIFICATIONS - Certain reclassifications have been made to the prior
-----------------
year financial statements to conform to the current presentation.

---
2 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)(DOLLARS IN MILLIONS
------------------------------------------
EXCEPT PER SHARE DATA)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial
-----------------------------------------
Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and in June 2000, issued Statement of Financial Accounting Standards No. 138 (SFAS 138), an amendment of SFAS 133. These statements are effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The statements require the recognition of derivative financial instruments on the balance sheet as assets or liabilities, at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. Accordingly, Energizer has adopted the provisions of SFAS 133 as of the first quarter of fiscal year 2001. Energizer has determined that the implementation of this standard will not have a material effect on its consolidated financial position or results of operations.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on recognition, presentation and disclosure of revenue in financial statements. In addition, the Emerging Issues Task Force
(EITF) issued EITF 00-10 and 00-14. EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," provides guidance on earnings statement classification of amounts billed to customers for shipping and handling. EITF 00-14, "Accounting for Certain Sales Incentives," provides guidance on accounting for discounts, coupon, rebates and free product. Energizer will be required to adopt SAB 101, EITF 00-10 and EITF 00-14 no later than the fourth quarter of fiscal year 2001. Energizer does not expect the adoption of these statements to have a material effect on its results of operations, however, certain reclassifications may be necessary.

In September 2000, FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The statement is effective for fiscal years ending after December 15, 2000. The statement replaces FASB Statement No. 125 and revises the standards for accounting and disclosure for securitizations and other transfers of financial assets and collateral. The statement carries over most of SFAS 125's provisions without reconsideration and, as such, Energizer believes that the implementation of this standard will not have a material effect on its consolidated financial position or results of operations.

(3) RELATED PARTY ACTIVITY
CASH MANAGEMENT - Prior to the spin-off, Energizer participated in a
---------------
centralized cash management system administered by Ralston. Cash deposits from Energizer were transferred to Ralston on a daily basis and Ralston funded Energizer's disbursement bank accounts as required. Unpaid balances of checks were included in accounts payable. No interest was charged or credited on transactions with Ralston.

SHARED SERVICES - Energizer and Ralston have entered into a Bridging
---------------
Agreement under which Ralston has continued to provide certain general and administrative services to Energizer, including systems, benefits, advertising and facilities for Energizer's headquarters. Prior to the spin-off, the expenses related to shared services listed above, as well as legal and financial support services, were allocated to Energizer generally based on utilization, which management believes to be reasonable. Costs of these shared services charged to Energizer were $9.6, $20.0 and $20.9 for the six months ended March 31, 2000 and years ended September 30, 1999 and 1998, respectively. Actual expenses paid by Energizer to Ralston for such services were $4.0 for the six-month period subsequent to the spin-off.

RALSTON'S NET INVESTMENT - Included in Ralston's Net Investment are
------------------------
cumulative translation adjustments for non-hyperinflationary countries of $84.6 as of March 31, 2000 representing net devaluation of currencies relative to the U.S. dollar over the period of investment. Also included in Ralston's Net Investment are accounts payable and receivable between Energizer and Ralston.


---
2 8  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

(4) DISCONTINUED OPERATIONS
In March 1999, the Board of Directors of Ralston announced its intention to exit Energizer's worldwide rechargeable Original Equipment Manufacturers'
(OEM) battery business to allow Energizer to focus on its primary battery business. On November 1, 1999, the OEM business was sold to Moltech Corporation for approximately $20.0. This segment is accounted for as a discontinued operation in Energizer's consolidated financial statements.

In fiscal 2000, Energizer recognized an after-tax gain of $1.2 on the disposition of discontinued operations related to the final settlement of the sale transaction.

Included in the fiscal year 1999 Net Loss on Disposition of Discontinued Operations are estimated operating losses during the divestment period of $15.0 pre-tax, or $9.6 after-tax, and a loss on disposition of $95.6 pre-tax, or $64.6 after-tax. Actual pre-tax operating losses during the divestment period through September 30, 1999, totaled $12.5.

The net loss for 1998 includes an after-tax provision of $42.7, primarily representing an impairment write-down of lithium ion rechargeable battery assets of the OEM business. Fair value of those assets was primarily determined based upon estimates of recovery value for unique manufacturing equipment. Due to rapid changes in the business environment since the beginning of the lithium ion project in 1996, it became more economical to source lithium ion cells from other manufacturers.

The Investment in Discontinued Operations at September 30, 1999 was primarily comprised of fixed assets, inventory and accounts receivable and payable. Results for discontinued operations are presented in the following table.

                                              1999                 1998
-------------------------------------------------------------------------
Net sales                                    $64.2              $ 149.4
=========================================================================
Earnings/(loss) before
   income taxes                              $(9.0)             $ (70.6)
Income taxes benefit/(provision)               3.4                 27.1
-------------------------------------------------------------------------
Net earnings/(loss) from
   discontinued operations                   $(5.6)             $ (43.5)
=========================================================================

(5) RESTRUCTURING ACTIVITIES
Competition in the primary battery business has intensified in recent years, and there continues to be a migration of demand from carbon zinc to alkaline batteries. In response to these changes, Energizer has recorded restructuring charges each year from 1994 through 1999. These charges include a reduction in carbon zinc plant capacity as demand for this type of battery continues to decline, plant closures for the movement and consolidation of alkaline production to new or more efficient locations in an effort to achieve lower product costs, and staffing reorganizations and reductions in various world areas to enhance management effectiveness and reduce overhead costs. A detailed discussion of such charges and expenditures during 1998 through 2000 follows.

During 1999, Energizer recorded net provisions for restructuring of $8.3 after-tax, or $9.9 pre-tax, $2.1 of which represented inventory write-downs and is classified as cost of products sold in the Consolidated Statement of Earnings. Of the net pre-tax charge, $7.4 relates to the 1999 restructuring plans for the elimination of certain production capacity in North America and in Asia.

The pre-tax charge of $7.4 for 1999 plans consisted of termination benefits of $3.2, other cash costs of $.2 and fixed asset impairments of $4.0. The fixed asset impairments primarily relate to assets used for the production of lithium coin cells in North America. These assets were idled and scrapped in 1999.

---
2 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)(DOLLARS IN MILLIONS
------------------------------------------
EXCEPT PER SHARE DATA)

The 1999 restructuring plan provided for the termination of approximately 170 production and administrative employees and the closure of one plant in Asia. This plant closure was precipitated by the financial problems in the Asian market, which resulted in contractions in battery markets in this area. Substantially all actions associated with these charges were completed as of September 30, 2000.

The remaining $2.5 represents additional net provisions related to prior years' restructuring plans. Additional termination benefits of $5.5 related to the 1997 restructuring plan primarily represent enhanced severance related to a European plant closing. Additional provisions for other cash costs of $1.8 were recorded for fixed asset disposition costs for previously held for use assets related to the 1997 restructuring plan that were idled and held for disposal. Other non-cash charges of $2.1 relate to inventory write-offs, which were more than offset by a reclassification of $4.5 from other comprehensive income to net income of cumulative translation adjustment for a subsidiary sold in connection with the 1997 plan. Also recorded in 1999 were asset proceeds greater than anticipated of $5.4 related to 1994, 1995 and 1997 restructuring plans.

During 1998, Energizer recorded net after-tax provisions for restructuring of $12.8, or $21.3 on a pre-tax basis, of which $.3 represents inventory write-downs and is classified as cost of products sold in the Consolidated Statement of Earnings. Of the net pre-tax charge, $36.5 related to 1998 restructuring plans, including a voluntary early retirement option offered to most U.S. Energizer employees meeting certain age and service requirements and European business operations restructuring, primarily a reorganization of European sales forces and related employee reductions.

The total 1998 pre-tax charge of $36.5 consisted of termination benefits of $29.3, which provided for the termination or early retirement of approximately 420 sales and administrative employees, other cash costs of $4.6, fixed asset impairments of $1.1 and a non-cash investment write-off of $1.5. The other cash costs of $4.6 consisted of demolition costs of $1.5 and environmental exit costs of $.8, both relating to assets held for disposal, lease termination costs of $1.6 and other exit costs of $.7. Except for disposition of certain assets held for disposal, substantially all actions associated with the 1998 charges were complete as of September 30, 2000.

In addition, net reversals of $15.2, that related to prior years' restructuring plans, were recorded in 1998, comprised of $3.7 of additional charges offset by $18.9 of reversals of prior years' charges. The additional charges primarily related to asset disposition costs of $2.6 for previously held for use assets that were idled and held for disposal. The reversals included $9.4 of greater than anticipated proceeds from asset sales related to the 1994, 1995 and 1996 restructuring plans. In addition, $8.5 of termination benefits recorded in 1997 were reversed in 1998 due primarily to the modification of a European plant closing plan, driven by the changing business environment in Europe. The modifications resulted in the termination of approximately 200 fewer employees than originally anticipated.

As of September 30, 2000, except for the disposition of certain assets held for disposal, substantially all activities associated with 1994 through 1997 restructuring plans are complete. The remaining accrual related to these plans was $2.1 at September 30, 2000 and primarily represents asset disposition costs. The carrying value of assets held for disposal under all restructuring plans was $6.7 at September 30, 2000.


---
3 0  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

The following table presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2000, 1999 and 1998, including any adjustments to the original charges.

                                         1998 Rollforward                                1999 Rollforward
------------------------------------------------------------------------------------------------------------------------
                          Beginning  Provision/                 Ending     Beginning Provision/                  Ending
                           Balance    Reversals    Activity     Balance     Balance  Reversals     Activity     Balance
------------------------------------------------------------------------------------------------------------------------
1994 PLAN
Termination benefits          0.2          -        (0.2)           -           -          -           -            -
Other cash costs              1.2          -        (1.2)           -           -          -           -            -
Fixed asset impairments         -       (5.8)        5.8            -           -       (2.0)        2.0            -
------------------------------------------------------------------------------------------------------------------------
Total                         1.4       (5.8)        4.4            -           -       (2.0)        2.0            -
------------------------------------------------------------------------------------------------------------------------

1995 PLAN
Termination benefits          2.1        0.3        (1.5)         0.9         0.9        0.1        (1.0)           -
Other cash costs              1.9        0.5        (1.2)         1.2         1.2          -        (0.4)         0.8
Fixed asset impairments         -       (2.2)        2.2            -           -       (1.5)        1.5            -
Other non-cash charges          -       (0.4)        0.4            -           -          -           -            -
------------------------------------------------------------------------------------------------------------------------
Total                         4.0       (1.8)       (0.1)         2.1         2.1       (1.4)        0.1          0.8
------------------------------------------------------------------------------------------------------------------------

1996 PLAN
Termination benefits          1.1       (0.6)       (0.5)           -           -          -           -            -
Other cash costs              1.7          -        (0.7)         1.0         1.0          -        (0.2)         0.8
Fixed asset impairments         -       (1.4)        1.4            -           -          -           -            -
------------------------------------------------------------------------------------------------------------------------
Total                         2.8       (2.0)        0.2          1.0         1.0          -        (0.2)         0.8
------------------------------------------------------------------------------------------------------------------------

1997 PLAN
Termination benefits         42.6       (8.5)      (15.4)        18.7        18.7        5.5       (20.1)         4.1
Other cash costs              2.2        2.3        (2.3)         2.2         2.2        1.8        (2.7)         1.3
Fixed asset impairments         -          -           -            -           -       (1.9)        1.9            -
Other non-cash charges          -        0.6        (0.6)           -           -       (2.4)        2.4            -
------------------------------------------------------------------------------------------------------------------------
Total                        44.8       (5.6)      (18.3)        20.9        20.9        3.0       (18.5)         5.4
------------------------------------------------------------------------------------------------------------------------

1998 PLAN
Termination benefits            -       29.3       (15.0)        14.3        14.3        0.8       (13.5)         1.6
Other cash costs                -        4.6        (1.9)         2.7         2.7        0.5        (1.2)         2.0
Fixed asset impairments         -        1.1        (1.1)           -           -          -           -            -
Other non-cash charges          -        1.5        (1.5)           -           -        1.6        (1.6)           -
------------------------------------------------------------------------------------------------------------------------
Total                           -       36.5       (19.5)        17.0        17.0        2.9       (16.3)         3.6
------------------------------------------------------------------------------------------------------------------------

1999 PLAN
Termination benefits            -          -           -            -           -        3.2        (2.5)         0.7
Other cash costs                -          -           -            -           -        0.2        (0.2)           -
Fixed asset impairments         -          -           -            -           -        4.0        (4.0)           -
Total                           -          -           -            -           -        7.4        (6.7)         0.7
------------------------------------------------------------------------------------------------------------------------
    Grand Total             $53.0      $21.3      $(33.3)       $41.0       $41.0       $9.9      $(39.6)       $11.3
========================================================================================================================


                                      2000 Rollforward
-----------------------------------------------------------------------
                          Beginning  Provision/                Ending
                           Balance   Reversals    Activity     Balance
-----------------------------------------------------------------------
1994 PLAN
Termination benefits            -           -          -            -
Other cash costs                -           -          -            -
Fixed asset impairments         -           -          -            -
-----------------------------------------------------------------------
Total                           -           -          -            -
-----------------------------------------------------------------------

1995 PLAN
Termination benefits          0.8           -       (0.8)           -
Fixed asset impairments         -           -          -            -
Other non-cash charges          -           -          -            -
-----------------------------------------------------------------------
Total                         0.8           -       (0.8)           -
-----------------------------------------------------------------------

1996 PLAN
Termination benefits            -           -          -            -
Other cash costs              0.8           -          -          0.8
Fixed asset impairments         -           -          -            -
-----------------------------------------------------------------------
Total                         0.8           -          -          0.8
-----------------------------------------------------------------------

1997 PLAN
Termination benefits          4.1           -       (4.1)           -
Other cash costs              1.3           -          -          1.3
Fixed asset impairments         -           -          -            -
Other non-cash charges          -           -          -            -
-----------------------------------------------------------------------
Total                         5.4           -       (4.1)         1.3
-----------------------------------------------------------------------

1998 PLAN
Termination benefits          1.6           -       (1.6)           -
Other cash costs              2.0           -       (0.2)         1.8
Fixed asset impairments         -           -          -            -
Other non-cash charges          -           -          -            -
-----------------------------------------------------------------------
Total                         3.6           -       (1.8)         1.8
-----------------------------------------------------------------------

1999 PLAN
Termination benefits          0.7           -       (0.7)           -
Other cash costs                -           -          -            -
Fixed asset impairments         -           -          -            -
-----------------------------------------------------------------------
Total                         0.7           -       (0.7)           -
-----------------------------------------------------------------------
    Grand Total             $11.3         $ -      $(7.4)        $3.9
=======================================================================

(6) INCOME TAX
Prior to the spin-off, U.S. income tax payments, refunds, credits, provision and deferred tax components have been allocated to Energizer in accordance with Ralston's tax allocation policy. Such policy allocates tax components included in the consolidated income tax return of Ralston to Energizer to the extent such components were generated by or related to Energizer. Subsequent to the spin-off, taxes are provided on a stand-alone basis.

Had the Energizer tax provision been calculated as if Energizer was a separate, independent U.S. taxpayer, the income tax provision would have been higher by approximately $23.4 in 2000. The higher provision is due primarily to the $24.4 of capital loss benefits that would not be realized on a stand-alone basis.

---
3 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)(DOLLARS IN MILLIONS
------------------------------------------
EXCEPT PER SHARE DATA)

The provisions for income taxes consisted of the following for the years ended September 30:

                                       --------------------------
                                                  2000                      1999                       1998
-----------------------------------------------------------------------------------------------------------------------
                                        CONTINUING                 Continuing                 Continuing
                                        OPERATIONS   CONSOLIDATED  Operations   Consolidated  Operations  Consolidated
-----------------------------------------------------------------------------------------------------------------------
Currently payable:
   United States                           $47.5        $45.2       $(17.5)      $(27.0)       $ 47.5       $ 41.2
   State                                     9.0          8.7          7.9           8.6          6.5          6.2
   Foreign                                  36.6         36.6         27.6          27.8         36.9         37.0
-----------------------------------------------------------------------------------------------------------------------
      Total Current                         93.1         90.5         18.0           9.4         90.9         84.4
-----------------------------------------------------------------------------------------------------------------------
Deferred:
   United States                             1.2          1.2         68.6          39.1        (39.0)       (57.1)
   State                                     0.2          0.2         (0.5)        (2.2)         (0.3)        (2.8)
   Foreign                                   4.5          4.5          2.3           2.3          2.7          2.7
-----------------------------------------------------------------------------------------------------------------------
      Total Deferred                         5.9          5.9         70.4          39.2        (36.6)       (57.2)
-----------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                 $99.0        $96.4       $ 88.4        $ 48.6       $ 54.3       $ 27.2
=======================================================================================================================

The source of pre-tax earnings was:

                                       --------------------------
                                                  2000                      1999                       1998
-----------------------------------------------------------------------------------------------------------------------
                                        CONTINUING                 Continuing                 Continuing
                                        OPERATIONS   CONSOLIDATED  Operations   Consolidated  Operations  Consolidated
-----------------------------------------------------------------------------------------------------------------------
United States                             $201.9      $200.5        $197.2        $ 75.4       $172.1       $102.4
Foreign                                     77.3        77.3          51.0          53.3         90.4         89.5
-----------------------------------------------------------------------------------------------------------------------
Pre-tax earnings                          $279.2      $277.8        $248.2        $128.7       $262.5       $191.9
=======================================================================================================================

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

                                                 ---------------------
                                                           2000                     1999                    1998
-----------------------------------------------------------------------------------------------------------------------
Computed tax at federal statutory rate            $ 97.7          35%     $ 86.9          35%     $ 91.9          35%
State income taxes, net of federal tax benefit       6.0         2.1         4.8         1.9         4.0         1.5
Foreign tax in excess of federal rate                8.5         3.0         8.4         3.4         4.8         1.8
Taxes on repatriation of foreign earnings            6.4         2.3         7.8         3.1         7.5         2.9
Net tax benefit on sale of Spanish affiliate
  in excess of federal rate                        (18.9)      (6.7)           -           -           -           -
Recognition of U.S. capital losses                     -           -       (16.6)       (6.6)      (48.4)      (18.4)
Other, net                                          (0.7)       (0.2)       (2.9)       (1.2)       (5.5)       (2.1)
-----------------------------------------------------------------------------------------------------------------------
                                                  $ 99.0        35.5%     $ 88.4        35.6%     $ 54.3        20.7%
=======================================================================================================================


---
3 2  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

In 2000, Energizer recorded U.S. capital loss tax benefits of $24.4 related to the sale of Energizer's Spanish affiliate. Energizer recognized capital loss tax benefits of $16.6 and $48.4 in 1999 and 1998, respectively, primarily related to past restructuring actions. The capital loss benefits are not recognized in Energizer's pro forma financial results (see Note 23) as Energizer would not have been able to realize these benefits on a stand-alone basis.

The effective tax rate for discontinued operations is higher than the federal statutory rate in 1999 and 1998 due to state income taxes.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows:

                                               ------------
                                                   2000             1999
--------------------------------------------------------------------------
Deferred Tax Liabilities:
   Depreciation and property
     differences                                  $(61.1)         $(64.7)
   Pension plans                                   (31.9)              -
--------------------------------------------------------------------------
      Gross deferred tax liabilities               (93.0)          (64.7)
==========================================================================
Deferred Tax Assets:
   Accrued liabilities                              45.7            64.3
   Tax loss carryforwards and
     tax credits                                    25.6            46.4
   Intangible assets                                42.6            37.6
   Postretirement benefits
     other than pensions                            28.8               -
   Inventory differences                             5.2             3.5
   Other                                             8.8            12.1
--------------------------------------------------------------------------
      Gross deferred tax assets                    156.7           163.9
--------------------------------------------------------------------------
   Valuation allowance                             (31.1)          (66.8)
--------------------------------------------------------------------------
Net deferred tax assets                           $ 32.6          $ 32.4
==========================================================================

Total deferred tax assets/liabilities shown above include current and non-current amounts.

Tax loss carryforwards of $11.0 expired in 2000, primarily due to the sale of Energizer's Spanish affiliate. Future expiration of tax loss carryforwards and tax credits, if not utilized, are as follows: 2001, $.8; 2002, $.8; 2003, $2.2; 2004, $6.7; 2005, $3.6; thereafter or no expiration, $11.5. The valuation allowance is primarily attributed to deferred tax assets related to certain accrued liabilities, tax loss carryforwards and tax credits outside the United States. The valuation allowance decreased $35.7 in 2000 primarily due to the decrease in tax loss carryforwards discussed above and other deferred tax assets disposed of as part of the sale of Energizer's Spanish affiliate.

At September 30, 2000, approximately $65.9 of foreign subsidiary net earnings were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

---
3 3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)(DOLLARS IN MILLIONS
------------------------------------------
EXCEPT PER SHARE DATA)

(7) EARNINGS PER SHARE
Earnings per share has been calculated using Energizer's historical basis earnings for the three years presented below. For the year ended September 30, 2000, the number of shares used to compute basic earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the six months ended March 31, 2000 (adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock) and the weighted-average number of shares of Energizer stock outstanding from April 1, 2000 to September 30, 2000. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. For the years ended September 30, 1999 and 1998, the number of shares used to compute earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the period, adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock.

The following table sets forth the computation of basic and diluted earnings per share.

                                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                                      ---------------
                                                                            2000              1999              1998
----------------------------------------------------------------------------------------------------------------------
Numerator
   Numerator for basic and dilutive earnings per share -
      Earnings from continuing operations                                 $180.2            $159.8            $208.2
----------------------------------------------------------------------------------------------------------------------
   Net loss from discontinued operations                                  $    -            $ (5.6)           $(43.5)
   Gain/(loss) on disposition of discontinued operations                  $  1.2            $(74.2)           $    -
----------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                           $181.4            $ 80.0            $164.7
======================================================================================================================
Denominator
   Denominator for basic earnings per share
      Weighted-average shares                                               96.1             102.6             101.6
----------------------------------------------------------------------------------------------------------------------
   Effect of dilutive securities
      Stock options                                                          0.1                 -                 -
      Restricted stock equivalents                                           0.1                 -                 -
----------------------------------------------------------------------------------------------------------------------
                                                                             0.2                 -                 -
   Denominator for dilutive earnings per share -
      Weighted-average shares and assumed conversions                       96.3             102.6             101.6
======================================================================================================================
Basic earnings per share
   Earnings from continuing operations                                    $ 1.88            $ 1.56            $ 2.05
   Net earnings/(loss) from discontinued operations                            -             (0.06)            (0.43)
   Net gain/(loss) on disposition of discontinued operations                0.01             (0.72)               -
----------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                           $ 1.89            $ 0.78            $ 1.62
======================================================================================================================
Diluted earnings per share
   Earnings from continuing operations                                    $ 1.87            $ 1.56            $ 2.05
   Net earnings/(loss) from discontinued operations                            -             (0.06)            (0.43)
   Net gain/(loss) on disposition of discontinued operations                0.01             (0.72)                -
----------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                           $ 1.88            $ 0.78            $ 1.62
======================================================================================================================

---
3 4  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

(8) STOCK-BASED COMPENSATION
Energizer's 2000 Incentive Stock Plan was adopted by the Board of Directors in March 2000 and is being submitted to shareholders for their approval, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards to purchase shares of Energizer's common stock may be granted to directors, officers and key employees. A maximum of 15.0 million shares of Energizer (ENR) stock was approved to be issued under the Plan. At September 30, 2000, there were 7.0 million shares available for future awards.

Options which have been granted under the Plan have been granted at the market price on the grant date and generally vest ratably over four or five years. Awards have a maximum term of 10 years.

Restricted stock and restricted stock equivalent awards may also be granted under the Plan. During 2000, the Board of Directors approved the grants of up to 635,000 restricted stock equivalents to a group of key employees and directors upon their purchase of an equal number of shares of ENR stock within a specified period. The restricted stock equivalents will vest three years from their respective dates of grant and will convert into unrestricted shares of ENR stock at that time, or, at the recipient's election, will convert at the time of the recipient's retirement or other termination of employment. As of September 30, 2000, 488,415 restricted stock equivalents had been granted. The weighted-average fair value for restricted stock equivalents granted in 2000 was $18.30.

Under the terms of the Plan, option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

Energizer also permits deferrals of bonus and salary, and, for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this Plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, during 2000, they were credited with an additional number of stock equivalents equal to 25% for employees, and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the Plan. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution which may be elected in advance by the participant, the number of equivalents then credited to the participant's account is determined and then an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant.

Energizer applies APB 25 and related interpretations in accounting for its stock-based compensation. Accordingly, charges to earnings for stock-based compensation were $4.8 in 2000. Had cost for stock-based compensation been determined based on the fair value method set forth under SFAS 123, Energizer's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below. Pro forma amounts are for disclosure purposes only and may not be representative of future calculations.

                                                 Fiscal 2000
------------------------------------------------------------------------------
                                                     Basic          Diluted
                                     Net           Earnings         Earnings
                                   Earnings        per Share        per Share
------------------------------------------------------------------------------
As reported                         $181.4           $1.89            $1.88
Pro forma                           $176.1           $1.83            $1.83

The weighted-average fair value for options granted in fiscal 2000 was $7.13 per option. This was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                             -----------------
                                                                   2000
------------------------------------------------------------------------------
Risk-free interest rate                                            5.85%
Expected life of option                                            7.5 YEARS
Expected volatility of
   ENR stock                                                      20.30%
Expected dividend
   yield on ENR stock                                                 -%
                                                             -----------------

---
3 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
(CONTINUED) (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

A summary of nonqualified ENR stock options outstanding is as follows (shares in millions).

                                               2000
----------------------------------------------------------------------
                                                    Weighted-Average
                                       Shares        Exercise Price
----------------------------------------------------------------------
Outstanding on October 1                   -             $    -
Granted                                 7.37              17.41
Exercised                                  -                  -
Cancelled                                  -                  -
Outstanding on September 30             7.37              17.41
Exercisable on September 30                -             $    -

(9) PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS
Energizer has several defined benefit pension plans covering substantially all of its employees in the United States and certain employees in other countries. The plans provide retirement benefits based on years of service and earnings.

Certain other foreign pension arrangements, that include various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, are not significant in the aggregate.

Energizer currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Retiree contributions for health care benefits are adjusted periodically, and it is expected that such adjustments will continue into the future.

Prior to the spin-off, Energizer employees participated in Ralston's defined benefit plans. In addition, certain groups of retirees and management employees were eligible for certain postretirement benefits provided by Ralston. See further discussion of pre-spin pension and postretirement benefits below.

The following pension and other postretirement benefit information is presented in accordance with SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

The following tables present the benefit obligation and funded status of the plans for the period subsequent to the spin-off.

                                                   September 30, 2000
------------------------------------------------------------------------------
                                                 Pension      Postretirement
------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
    Benefit obligation at April 1, 2000         $ 345.6         $  77.6
    Service cost                                    7.8             0.1
    Interest cost                                  11.8             2.8
    Plan participants' contributions                0.2               -
    Actuarial (gain)/loss                          (1.3)            4.2
    Benefits paid                                 (10.0)           (1.0)
    Foreign currency exchange
      rate changes                                 (7.0)              -
    Amendments                                      4.5               -
------------------------------------------------------------------------------
    Benefit obligation at end of year           $ 351.6         $  83.7
==============================================================================
CHANGE IN PLAN ASSETS:
    Fair value of plan assets at
      April 1, 2000                             $ 558.9         $   1.7
    Actual return on plan assets                   16.6             0.2
    Company contributions                           1.2             1.0
    Plan participants' contributions                0.2             1.0
    Benefits paid                                 (10.0)           (2.0)
    Foreign currency exchange
      rate changes                                 (9.2)              -
------------------------------------------------------------------------------
    Fair value of plan assets at
      end of year                               $ 557.7         $   1.9
==============================================================================
FUNDED STATUS:
    Funded status of the plan                   $ 206.1         $ (81.8)
    Unrecognized net loss/(gain)                 (113.0)           (2.3)
    Unrecognized prior service cost                 0.4            (3.6)
    Unrecognized net transition asset               1.1
------------------------------------------------------------------------------
    Prepaid/(accrued) benefit cost              $  94.6         $ (87.7)
==============================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET:
    Prepaid benefit cost                        $ 102.0           $   -
    Accrued benefit liability                      (9.4)          (87.7)
    Intangible asset                                0.2               -
    Accumulated other
      comprehensive income                          1.8               -
------------------------------------------------------------------------------
    Net amount recognized                       $  94.6         $ (87.7)
==============================================================================

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation was $9.4 at September 30, 2000. There are no plan assets for these nonqualified plans as of September 30, 2000.

---
3 6  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

Pension assets consist primarily of listed common stocks and bonds. The U.S. plan held approximately 1.7 million shares of Energizer common stock at September 30, 2000, with a market value of $42.4.

The following table presents pension and postretirement expense for the period subsequent to the spin-off (six months ended September 30, 2000).

                                                 Pension      Postretirement
------------------------------------------------------------------------------
Service cost                                    $   7.8         $   0.1
Interest cost                                      11.8             2.8
Expected return on plan assets                    (22.4)              -
Amortization of unrecognized
  prior service cost                                  -            (0.1)
Amortization of unrecognized
  transition asset                                  0.1               -
Recognized net actuarial
  (gain)/loss                                      (1.5)              -
------------------------------------------------------------------------------
    Net periodic benefit
      cost/(income)                             $  (4.2)        $   2.8
==============================================================================

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information.

                                                 Pension      Postretirement
------------------------------------------------------------------------------
Discount rate                                     6.7%             7.0%
Expected return on plan assets                    8.7%               -
Compensation increase rate                        5.2%               -

Assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits. The trend rate is 6.5% in 2000 and thereafter for all retirees. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2000 by $4.9 and the net periodic postretirement benefit cost by $.4. A one percentage point decrease in the health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2000 by $4.4 and the net periodic postretirement benefit cost for 2000 by $.3.

PRE-SPIN PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS Prior to the
--------------------------------------------------------
spin-off, Energizer participated in Ralston's noncontributory defined benefit pension plans (Plans), which covered substantially all regular employees in the United States and certain employees in other countries. In fiscal 1999, Ralston amended the qualified U.S. Pension Plan to allow employees to make an irrevocable election effective January 1, 1999 between two pension benefit formulas. Prior to this time, one benefit formula was used. Also effective January 1, 1999, assets of the Plan provide employee benefits in addition to normal retirement benefits. The additional benefit was equal to a 300% match on participants' after-tax contributions of 1% or 1.75% to the Savings Investment Plan. The cost of the Plans allocated to Energizer was based on Energizer's percentage of the total liability of the Plans, as shown in the table below.

Certain other foreign pension arrangements, that included various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, were not material in the aggregate.

Prior to the spin-off, Ralston provided health care and life insurance benefits for certain groups of retired Energizer employees who met specified age and years of service requirements. The cost of these benefits was allocated to Energizer based on Energizer's percentage of the total liability related to these benefits. Ralston also sponsored plans whereby certain management employees could defer compensation for cash benefits after retirement. The cost of these postretirement benefits is shown in the table below.

The following table presents the net expense/(income) allocated to Energizer for the respective plans prior to the spin-off.

                                                  --------
                                                    2000     1999     1998
---------------------------------------------------------------------------
Defined benefit plans                              $(2.1)    $5.2     $0.3
Postretirement benefits                              3.3      5.8      4.3
                                                  --------

---
3 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
------------------------------------------
(CONTINUED) (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(10) DEFINED CONTRIBUTION PLAN
Energizer sponsors employee savings plans, which cover substantially all U.S. employees. Energizer matches 50% of participants' before-tax contributions up to 6% of compensation. In addition, participants can make after-tax contributions of 1% of compensation into the savings plan. This participant after-tax contribution is matched within the pension plan at 325%. Subsequent to the spin-off from Ralston, Energizer charged $1.8 to expense in fiscal 2000.

Prior to the spin-off, substantially all regular Energizer employees in the United States were eligible to participate in the Ralston-sponsored defined contribution plans. In fiscal 1999, Ralston amended the contribution structure of the plans. Prior to January 1, 1999, Ralston generally matched 100% of participants' before-tax contributions up to 6% of compensation for employees hired prior to July 1, 1993. For employees hired on or after July 1, 1993, Ralston matched before-tax participant contributions in increasing 20% increments for each year of service. On January 1, 1999 and thereafter, Ralston matched 25% of participants' before-tax contributions up to 4% of compensation. In addition, participants could make after-tax contributions of 1% or 1.75% of compensation into the savings plan. This participant after-tax contribution was matched within the pension plan at 300%. Amounts charged to expense are shown in the table below. Prior to the spin-off, Energizer recorded costs as allocated by Ralston. The amount of such costs was $1.2 for the six months ended March 31, 2000, $3.0 in 1999 and $8.2 in 1998.

(11) DEBT
Immediately prior to the spin-off, Ralston borrowed $478.0 through several interim-funding facilities and assigned all repayment obligations of those facilities to Energizer. In April and May 2000, Energizer entered into separate financing agreements, including an agreement to sell domestic trade receivables as discussed in Note 12 below, and repaid the interim-funding facilities.

Notes payable at September 30, 2000 and 1999, consisted of notes payable to financial institutions with original maturities of less than one year of $135.0 and $118.5, respectively, and had a weighted-average interest rate of 7.9% and 7.3%, respectively.

The detail of long-term debt at September 30 is as follows.

                                                     --------
                                                       2000        1999
-------------------------------------------------------------------------
Private Placement, interest rates
  ranging from 7.8% to 8.0%,
  due 2003 to 2010                                   $ 175.0     $    -
Revolving Credit Facility, interest
  rates ranging from 7.4% to
  7.8%, due 2005                                       195.0          -
Other, interest rates ranging
  from 7.6% to 18.9% at 9-30-99
  due 1999 to 2002                                         -        2.2
-------------------------------------------------------------------------
                                                       370.0        2.2
Less current portion                                       -       (0.3)
-------------------------------------------------------------------------
    Total long-term debt                             $ 370.0     $  1.9
=========================================================================

Energizer maintains total committed long-term debt facilities of $625.0, of which $255.0 remained available as of September 30, 2000.

Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3 to 1 and the ratio of its EBIT to total interest expense must exceed 3 to 1.

Aggregate maturities on all long-term debt are as follows: Year ending September 30, 2003 - $15.0; 2005 - $ 305.0; and thereafter - $50.0.

(12) SALE OF ACCOUNTS RECEIVABLE
Energizer entered into an agreement to sell, on an ongoing basis, a pool of domestic trade accounts receivable to a wholly owned bankruptcy-remote subsidiary of Energizer. The subsidiary qualifies as a Special Purpose Entity
(SPE) under SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The SPE's sole purpose is the acquisition of receivables

---
3 8 E N E R G I Z E R 2 0 0 0 A N N U A L R E P O R T from Energizer and the sale of its interests in the receivables to a multi-seller receivables securitization company. The SPE is not consolidated for financial reporting purposes. Energizer's investment in the SPE is classified as Other Current Assets on the Consolidated Balance Sheet as disclosed below.

As of September 30, 2000, Energizer had sold $257.1 of outstanding accounts receivable to the SPE. The SPE sold the receivables to an unrelated third party for $100.0 in cash and maintains a subordinated retained interest in the remaining $157.1 of receivables, which is equivalent to Energizer's investment in the SPE. The net proceeds of the transaction were used to reduce various debt instruments. The proceeds are reflected as operating cash flows in Energizer's Consolidated Statement of Cash Flows.

(13) PREFERRED STOCK
Energizer's Articles of Incorporation authorize Energizer to issue up to 10 million shares of $.01 par value of preferred stock. As of September 30, 2000, there were no shares of preferred stock outstanding.

(14) SHAREHOLDERS EQUITY
On March 16, 2000, the Board of Directors declared a dividend of one share purchase right (Right) for each outstanding share of ENR common stock. Each Right entitles a shareholder of ENR stock to purchase an additional share of ENR stock at an exercise price of $150, which price is subject to antidilution adjustments. Rights, however, may only be exercised if a person or group has acquired, or commenced a public tender for 20% or more of the outstanding ENR stock, unless the acquisition is pursuant to a tender or exchange offer for all outstanding shares of ENR stock and a majority of the Board of Directors determines that the price and terms of the offer are adequate and in the best interests of shareholders (a Permitted Offer). At the time that 20% or more of the outstanding ENR stock is actually acquired (other than in connection with a Permitted Offer), the exercise price of each Right will be adjusted so that the holder (other than the person or member of the group that made the acquisition) may then purchase a share of ENR stock at one-third of its then-current market price. If Energizer merges with any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the surviving entity having a value equal to twice the exercise price. If Energizer transfers 50% or more of its assets or earnings power to any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the acquiring entity having a value equal to twice the exercise price.

Energizer can redeem the Rights at a price of $.01 per Right at any time prior to the time a person or group actually acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer). In addition, following the acquisition by a person or group of at least 20%, but not more than 50% of the outstanding ENR stock (other than in connection with a Permitted Offer), Energizer may exchange each Right for one share of ENR stock. Energizer's Board of Directors may amend the terms of the Rights at any time prior to the time a person or group acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer) and may amend the terms to lower the threshold for exercise of the Rights. If the threshold is reduced it cannot be lowered to a percentage which is less than 10%, or, if any shareholder holds 10% or more of the outstanding ENR stock at that time, the reduced threshold must be greater than the percentage held by that shareholder. The Rights will expire on April 1, 2010.

At September 30, 2000, there were 300 million shares of ENR stock authorized, of which 8,013,000 shares were reserved for issuance under the 2000 Incentive Stock Plan.

In September 2000, Energizer's Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer's common stock.

---
3 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
------------------------------------------
(CONTINUED) (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
FOREIGN CURRENCY CONTRACTS - Energizer enters into foreign exchange forward
--------------------------
contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which Energizer is exposed include external purchase transactions and intercompany receivables, dividends and service fees.

The table below summarizes, by instrument and by major currency, the contractual amounts of Energizer's forward exchange contracts and purchased currency options in U.S. dollar equivalents at year-end. These contractual amounts represent transaction volume outstanding and do not represent the amount of Energizer's exposure to credit or market loss. Foreign currency contracts are generally for one year or less.

                                                     --------
                                                       2000        1999
-------------------------------------------------------------------------
INSTRUMENT
    Forwards                                         $ 122.5     $ 133.4
    Options                                             25.0        17.7
CURRENCY
    Swiss franc                                        117.2       124.2
    Canadian dollar                                     25.0        17.7
    Other currencies                                     5.3         9.2
-------------------------------------------------------------------------

CONCENTRATION OF CREDIT RISK - The counterparties to foreign currency
----------------------------
contracts consist of a number of major international financial institutions and are generally institutions with which Energizer maintains lines of credit. Energizer does not enter into foreign exchange contracts through brokers nor does it trade foreign exchange contracts on any other exchange or over-the-counter markets. Risk of currency positions and market-to-market valuation of positions are strictly monitored at all times.

Energizer continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. Energizer has implemented policies which limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes Energizer to potential credit losses, such losses are not anticipated due to the control features mentioned.

Energizer sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Energizer performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. While the competitiveness of the retail industry presents an inherent uncertainty, Energizer does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Energizer's financial instruments
-----------------------------------
include cash and cash equivalents, short-term and long-term debt, foreign currency contracts and interest rate swap agreements. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

At September 30, 2000, the fair market value of long-term debt was $371.9 compared to its carrying value of $370.0. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements. As of September 30, 1999, Energizer's long-term debt represented borrowings in foreign countries under various credit facilities that provided for periodic interest rate resets, at least annually. Therefore, the fair market value of Energizer's long-term debt was deemed to approximate its book value at September 30, 1999.

The fair value of foreign currency contracts is the amount that Energizer would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, Energizer would be required to make a total net

---
4 0 E N E R G I Z E R 2 0 0 0 A N N U A L R E P O R T payment of $2.4 and $2.7 to counterparties for outstanding foreign currency contracts at September 30, 2000 and 1999, respectively. However, these payments are unlikely due to the fact that Energizer enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(16) ENVIRONMENTAL AND LEGAL MATTERS
GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS - The operations of
------------------------------------------------
Energizer, like those of other companies engaged in the battery business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks, and waste handling and disposal.

Energizer has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and may be required to share in the cost of cleanup with respect to nine federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties.

The amount of Energizer's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. In the event that the buyer would become unable to continue such programs, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In many developing countries in which Energizer operates, there has not been significant governmental regulation relating to the environment, occupational safety, employment practices or other business matters routinely regulated in the United States. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $3.6 for estimated liabilities, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or annual period.

LEGAL PROCEEDINGS - On April 8, 1998, Zinc Products Company, a division
-----------------
of Alltrista Corp., a supplier of zinc cans used in the manufacture of batteries, filed suit in federal district court for the Eastern District of Tennessee against Energizer, claiming breach of contract when Energizer closed its Fremont, Ohio plant. The plaintiff claims lost profits and other damages of approximately $2.8. The case has been set for trial in January 2001.

---
4 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
------------------------------------------
(CONTINUED) (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

The U.S. Patent Office continues to review the interference claims between Strategic Electronics (Energizer's licensor) and Duracell relating to use of the on-battery tester. A decision is not expected for several years. An earlier decision, which denied Energizer's separate patent claims and those of Eastman Kodak Company (which are licensed to Duracell) was appealed to the federal district court for Washington, D.C. on February 2, 1998. Kodak filed a similar appeal, naming Energizer as a defendant on January 29, 1998. In a related matter, Strategic Electronics filed a declaratory judgment suit on September 9, 1999 in the federal district court for the Central District of California seeking additional payments of approximately $1.0 under the license. Energizer filed a motion to dismiss, which was granted in the spring of 2000.

Energizer and its subsidiaries are parties to a number of other legal proceedings in various jurisdictions arising out of the operations of the Energizer business.

Many of the foregoing legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, Energizer believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to Energizer's financial position, taking into account established accruals for estimated liabilities. These liabilities, however, could be material to results of operations or cash flows for a particular quarter or annual period.


(17) OTHER COMMITMENTS AND CONTINGENCIES
LEASE COMMITMENTS - Future minimum rental commitments under noncancellable
-----------------
operating leases in effect as of September 30, 2000 were: 2001 - $16.7; 2002
- $9.5; 2003 - $8.4; 2004 - $7.4; 2005 - $7.1; and thereafter - $34.3.

Total rental expense for all operating leases was $17.5, $21.5 and $19.7 in 2000, 1999 and 1998, respectively.

---
4 2  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

(18) SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                    --------
                                                                      2000           1999
--------------------------------------------------------------------------------------------
INVENTORIES
    Raw materials and supplies                                      $  64.0        $  74.0
    Work in process                                                    87.0           80.5
    Finished products                                                 308.1          228.5
--------------------------------------------------------------------------------------------
         Total Inventories                                          $ 459.1        $ 383.0
============================================================================================
OTHER CURRENT ASSETS
    Investment in SPE (see Note 12)                                 $ 157.1        $     -
    Miscellaneous receivables                                          36.6           52.7
    Deferred income tax benefits                                       38.9           34.6
    Prepaid expenses                                                   44.1           32.4
    Other                                                               2.0            1.6
--------------------------------------------------------------------------------------------
         Total Other Current Assets                                 $ 278.7        $ 121.3
============================================================================================
INVESTMENTS AND OTHER ASSETS
    Goodwill (net of accumulated amortization:
      2000 - $117.0; 1999 - $120.2)                                 $ 168.0        $ 205.0
    Other intangible assets (net of accumulated
      amortization: 2000 - $356.1; 1999 - $343.3)                      82.4           94.4
    Pension asset                                                     102.0              -
    Deferred charges and other assets                                  25.4           20.3
--------------------------------------------------------------------------------------------
         Total Investments and Other Assets                         $ 377.8        $ 319.7
============================================================================================
OTHER CURRENT LIABILITIES
    Accrued advertising, promotion and allowances                   $ 123.2        $ 110.0
    Restructuring reserves                                              3.9           11.3
    Salaries, vacations and incentive compensation                     47.4           48.9
    Other                                                              74.1           78.3
--------------------------------------------------------------------------------------------
         Total Other Current Liabilities                            $ 248.6        $ 248.5
============================================================================================
OTHER NON-CURRENT LIABILITIES
    Postretirement benefit liability                                $  87.7        $     -
    Other non-current liability                                        69.0           23.0
--------------------------------------------------------------------------------------------
         Total Other Non-current Liabilities                        $ 156.7        $  23.0
============================================================================================

(19) SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

                                                                      2000           1999           1998
-----------------------------------------------------------------------------------------------------------
Interest paid                                                       $  19.5        $  11.7        $  14.9
Income taxes paid                                                      86.5           44.0           81.2
-----------------------------------------------------------------------------------------------------------

(20) ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                                                    --------
                                                                      2000           1999           1998
-----------------------------------------------------------------------------------------------------------
Balance at beginning of year                                        $  19.3        $  19.6        $  19.6
Provision charged to expense                                            5.1            6.7            3.4
Write-offs, less recoveries                                            (5.9)          (7.0)          (3.4)
Transfer to SPE (see Note 12)                                          (6.0)             -              -
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                              $  12.5        $  19.3        $  19.6
===========================================================================================================

---
4 3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
------------------------------------------
(CONTINUED) (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(21) SEGMENT INFORMATION
Energizer manufactures and markets dry cell batteries including alkaline, carbon zinc, miniature and specialty batteries, and flashlights and other lighting products throughout the world. Operations are managed via four major geographic areas - North America (including the United States and Canada), Asia Pacific, Europe, and South and Central America (including Mexico).
This structure is the basis for Energizer's reportable operating segment information disclosed below. Segment performance is evaluated based on operating profit, exclusive of general corporate expenses, restructuring charges and amortization of goodwill and intangibles. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

Intersegment sales are generally valued at market-based prices and represent the difference between total sales and external sales as presented in the table below. Segment profitability includes profit on these intersegment sales. One single mass merchandiser accounted for 15.3%, 13.5% and 11.5% of total net sales in 2000, 1999 and 1998, respectively, primarily in North America.

                                     ----------------------
                                              2000                       1999                       1998
-----------------------------------------------------------------------------------------------------------------
NET SALES                              TOTAL      EXTERNAL        Total      External        Total      External
                                       SALES       SALES          Sales       Sales          Sales       Sales
-----------------------------------------------------------------------------------------------------------------
North America                        $ 1,226.3   $ 1,122.0      $ 1,135.9   $ 1,035.9      $ 1,104.3   $ 1,005.4
Asia Pacific                             462.9       393.2          430.0       384.8          448.6       396.9
Europe                                   281.2       272.7          320.3       317.0          369.5       365.7
South and Central America                144.2       126.4          151.2       134.6          179.9       153.8
-----------------------------------------------------------------------------------------------------------------
    Total Net Sales                              $ 1,914.3                  $ 1,872.3                  $ 1,921.8
=================================================================================================================


                                                                            2000           1999           1998
-----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE RESTRUCTURING CHARGES
AND AMORTIZATION
    North America                                                        $  311.9       $  291.4       $  279.8
    Asia Pacific                                                            111.9           89.2          100.3
    Europe                                                                   (0.2)          (1.2)          11.3
    South and Central America                                                12.1           14.5           16.9
-----------------------------------------------------------------------------------------------------------------
         Total segment profitability                                        435.7          393.9          408.3
    General corporate expenses                                              (37.4)         (54.0)         (46.2)
    Research and development expense                                        (49.9)         (48.5)         (46.6)
-----------------------------------------------------------------------------------------------------------------
    Operating profit before restructuring
      charges and amortization                                              348.4          291.4          315.5
    Restructuring charges                                                       -           (9.9)         (21.3)
    Costs related to spin-off                                                (5.5)             -              -
    Loss on disposition of Spanish affiliate                                (15.7)             -              -
    Amortization                                                            (24.1)         (25.0)         (25.9)
    Interest and other financial items                                      (23.9)          (8.3)          (5.8)
-----------------------------------------------------------------------------------------------------------------
         Total Earnings from Continuing Operations
           before Income Taxes                                           $  279.2       $  248.2       $  262.5
=================================================================================================================
DEPRECIATION
    North America                                                        $   34.8       $   45.0       $   50.1
    Asia Pacific                                                             12.4           11.1           10.0
    Europe                                                                    7.7           10.3           12.4
    South and Central America                                                 3.0            2.0            1.6
-----------------------------------------------------------------------------------------------------------------
         Total Depreciation Expense                                      $   57.9       $   68.4       $   74.1
=================================================================================================================

---
4 4  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

                                                                         ----------
                                                                            2000           1999           1998
-----------------------------------------------------------------------------------------------------------------
ASSETS AT YEAR END
    North America                                                        $  956.5       $  815.5       $  888.0
    Asia Pacific                                                            245.7          271.4          265.0
    Europe                                                                  244.7          282.2          334.6
    South and Central America                                                96.2           98.0           92.7
-----------------------------------------------------------------------------------------------------------------
         Subtotal                                                         1,543.1        1,467.1        1,580.3
    Goodwill and other intangible assets                                    250.4          299.4          340.7
    Investment in discontinued operations                                       -           67.2          156.6
-----------------------------------------------------------------------------------------------------------------
         Total Assets                                                    $1,793.5       $1,833.7       $2,077.6
=================================================================================================================

CAPITAL EXPENDITURES
    North America                                                        $   56.0       $   39.6       $   53.7
    Asia Pacific                                                              8.4           18.4           32.6
    Europe                                                                    6.0            8.9            8.1
    South and Central America                                                 2.4            2.3            8.4
-----------------------------------------------------------------------------------------------------------------
         Total Capital Expenditures                                      $   72.8       $   69.2       $  102.8
=================================================================================================================

Geographic Segment Information

NET SALES
    United States                                                        $1,052.3       $  977.6       $  950.0
    International                                                           862.0          894.7          971.8
-----------------------------------------------------------------------------------------------------------------
         Total Net Sales                                                 $1,914.3       $1,872.3       $1,921.8
=================================================================================================================

LONG LIVED ASSETS
    United States                                                        $  517.9       $  404.6       $  426.3
    International                                                           345.3          387.9          410.7
-----------------------------------------------------------------------------------------------------------------
         Total Long Lived Assets                                         $  863.2       $  792.5       $  837.0
=================================================================================================================

Supplemental product information is presented below for revenues from external customers.

NET SALES
    Alkaline Batteries                                                   $1,281.2       $1,211.0       $1,189.4
    Carbon Zinc Batteries                                                   316.4          358.8          419.7
    Lighting Products                                                       127.6          128.6          131.0
    Miniature Batteries                                                      64.5           65.2           65.7
    Other                                                                   124.6          108.7          116.0
-----------------------------------------------------------------------------------------------------------------
         Total Net Sales                                                 $1,914.3       $1,872.3       $1,921.8
=================================================================================================================

---
4 5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
------------------------------------------
(CONTINUED) (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(22) QUARTERLY FINANCIAL INFORMATION - (UNAUDITED)

The results of any single quarter are not necessarily indicative of Energizer's results for the full year. Net earnings of Energizer are significantly impacted in the first quarter by the additional sales volume associated with the Christmas holiday season.

                                                                           First       Second      Third       Fourth
----------------------------------------------------------------------------------------------------------------------
FISCAL 2000
Net sales                                                               $  673.6     $  359.9     $ 402.8     $ 478.0
Gross profit                                                               351.4        167.3       196.9       224.0
Earnings from continuing operations <Fa>                                   104.7         15.7        23.2        36.6
Gain on disposition of discontinued operations                                 -          1.2           -           -
    Net earnings                                                           104.7         16.9        23.2        36.6

Basic and Diluted Earnings Per Share <Fb>
    Earnings from continuing operations                                 $   1.07     $   0.17     $  0.24     $  0.38
    Net gain on discontinued operations                                 $      -     $   0.01     $     -     $     -
    Net earnings                                                        $   1.07     $   0.18     $  0.24     $  0.38

                                                                           First       Second      Third       Fourth
----------------------------------------------------------------------------------------------------------------------

FISCAL 1999
Net sales                                                               $  582.4     $  405.7     $ 399.2     $ 485.0
Gross profit                                                               277.3        184.0       183.1       230.0
Earnings from continuing operations <Fa>                                    54.8         22.0        21.7        61.3
Loss from discontinued operations                                           (2.8)        (2.8)          -           -
Loss on disposition of discontinued operations                                 -        (74.2)          -           -
    Net earnings/(loss)                                                     52.0        (55.0)       21.7        61.3

Basic and Diluted Earnings Per Share <Fb>
    Earnings from continuing operations                                 $   0.55     $   0.21     $  0.21     $  0.60
    Net loss on discontinued operations                                 $  (0.03)    $  (0.73)    $     -     $     -
    Net earnings/(loss)                                                 $   0.52     $  (0.52)    $  0.21     $  0.60

<Fa> Earnings from continuing operations include the following items:

                                                    ----------
                                                       2000        1999
-------------------------------------------------------------------------
First quarter
    Restructuring                                    $    -      $ (6.2)
Second quarter
    Costs related to spin-off                          (3.3)          -
    Loss on disposition of Spanish affiliate          (15.7)          -
    Restructuring                                         -         0.1
    Capital loss tax benefits                          24.4           -
Third quarter
    Restructuring                                         -        (8.5)
    Capital loss tax benefits                             -         3.3
Fourth quarter
    Restructuring                                         -         6.3
    Capital loss tax benefits                             -        13.3
-------------------------------------------------------------------------

<Fb> For all periods prior to the spin-off, shares used in the earnings per share calculation are based on the weighted-average number of shares of Ralston common stock outstanding adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock.

---
4 6  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T

(23) PRO FORMA FINANCIAL RESULTS
The pro forma consolidated statements of earnings for the years ended September 30, 1999 and 2000 present the consolidated results of Energizer's operations assuming the spin-off had occurred as of October 1, 1998. Such statement of earnings has been prepared by adjusting the historical statement of earnings to indicate the effect of estimated costs and expenses and the recapitalization associated with the spin-off.

The pro forma statement of earnings may not necessarily reflect the consolidated results of operations that would have existed had the spin-off been effected on the dates specified nor are they necessarily indicative of future results.

----------------------------------------------------------------------------------------------------------------------
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in millions except per share data - unaudited)

                                                                          YEAR ENDED SEPTEMBER 30, 2000

                                                                                   Adjustments
                                                                                   Related to
                                                              Historic            Distribution            Pro Forma
----------------------------------------------------------------------------------------------------------------------
Net Sales                                                   $ 1,914.3                                    $ 1,914.3
Costs and Expenses
    Cost of products sold                                       974.7                                        974.7
    Selling, general and administrative                         374.4                  4.0  <Fa>             378.4
                                                                                       0.8  <Fb>
                                                                                      (0.8) <Fc>
    Advertising and promotion                                   187.4                                        187.4
    Research and development                                     49.9                                         49.9
    Costs related to spin-off                                     5.5                                          5.5
    Loss on disposition of Spanish affiliate                     15.7                                         15.7
    Interest                                                     27.5                 17.1  <Fd>              44.6
----------------------------------------------------------------------------------------------------------------------
                                                              1,635.1                 21.1                 1,656.2
----------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations before Income Taxes         279.2                (21.1)                  258.1
Income Taxes                                                    (99.0)               (23.4) <Fe>            (114.0)
                                                                                       8.4  <Ff>
----------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                         $   180.2             $  (36.1)              $   144.1
======================================================================================================================
Earnings Per Share from Continuing Operations <Fg>
    Basic                                                        $1.88                                        $1.50
    Diluted                                                      $1.87                                        $1.49
Weighted-average Shares of Common Stock <Fg>
    Basic                                                        96.1                                         96.1
    Diluted                                                      96.3                                         96.3
----------------------------------------------------------------------------------------------------------------------

<Fa>  To reflect the incremental costs associated with becoming a stand-alone company including Board of Director costs, stock exchange registration fees, shareholder record keeping services, external financial reporting, treasury services, tax planning and compliance, certain legal expenses and compensation planning and administration.

<Fb>  To adjust pension income on plan assets transferred to Energizer plans upon the spin-off.

<Fc>  To eliminate expense of certain postretirement benefits to be retained by Ralston.

<Fd>  To reflect the increase in interest expense associated with debt levels assigned to Energizer upon the spin-off. The adjustment reflects an average interest rate of 6.7% for $67.0 of incremental notes payable and 7.2% for $411.0 of incremental long-term debt. Approximately $303.0 of the incremental debt has a variable interest rate. A 1/8% variation in the interest rate would change interest expense by $.4.

<Fe>  To reflect taxes as if Energizer was a single, stand-alone U.S.
      taxpayer.

<Ff>  To reflect tax effect of the above pro forma adjustments.

<Fg>  The number of shares used to compute earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the six months ended March 31, 2000 (adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock) and the weighted-average number of shares of Energizer stock outstanding from April 1, 2000 to September 30, 2000.

---
4 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
------------------------------------------
(CONTINUED)(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

----------------------------------------------------------------------------------------------------------------------
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
(Dollars in millions except per share data - unaudited)

                                                                          YEAR ENDED SEPTEMBER 30, 1999

                                                                                   Adjustments
                                                                                   Related to
                                                              Historic            Distribution            Pro Forma
----------------------------------------------------------------------------------------------------------------------
Net Sales                                                   $ 1,872.3                                    $ 1,872.3
Costs and Expenses
    Cost of products sold                                       997.9                                        997.9
    Selling, general and administrative                         398.0                  8.0  <Fa>             400.9
                                                                                      (3.3) <Fb>
                                                                                      (1.8) <Fc>
                                                                                            <Fd>
    Advertising and promotion                                   164.3                                        164.3
    Research and development                                     48.5                                         48.5
    Provisions for restructuring                                  7.8                                          7.8
    Interest                                                      7.6                 36.9  <Fe>              44.5
----------------------------------------------------------------------------------------------------------------------
                                                              1,624.1                 39.8                 1,663.9
----------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations before Income Taxes         248.2                (39.8)                  208.4
Income Taxes                                                    (88.4)               (11.2) <Ff>             (91.5)
                                                                                       8.1  <Fg>
----------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                         $   159.8             $  (42.9)              $   116.9
======================================================================================================================
Earnings Per Share from Continuing Operations <Fh>          $     1.56                                   $     1.14
Weighted-average Shares of Common Stock <Fh>                    102.6                                        102.6

<Fa>  To reflect the incremental costs associated with becoming a stand-alone company including Board of Director costs, stock exchange registration fees, shareholder record keeping services, external financial reporting, treasury services, tax planning and compliance, certain legal expenses and compensation planning and administration.

<Fb>  To reflect pension income on plan assets to be transferred to Energizer plans upon the distribution.

<Fc>  To eliminate expense of certain postretirement benefits to be retained by Ralston.

<Fd>  In addition to costs described above, compensation for certain executive officers will be higher than the costs included in the historical financial statements. The amount of the increase cannot be determined at this time.

<Fe>  To reflect the increase in interest expense associated with debt levels to be assumed at Distribution Date. The adjustment reflects an interest rate of 7.0% for $150.0 of incremental notes payable and 7.7% for $343.9 of incremental long-term debt. The incremental notes payable will have a variable interest rate. A 1/8% variation in the interest rate would change interest expense by $.4.

<Ff>  To reflect taxes as if Energizer was a single, stand-alone U.S.
      taxpayer.

<Fg>  To reflect tax effect of the above pro forma adjustments.

<Fh>  The number of shares used to compute earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the year ended September 30, 1999, adjusted for the anticipated distribution of one share of Energizer stock for each three shares of Ralston stock.

---
4 8  E N E R G I Z E R  2 0 0 0  A N N U A L  R E P O R T