Form 10-K, Exhibit 13
period 2001-09-30
ENERGIZER HOLDINGS INC
filed 2001-12-14
CIK 1096752

                             2001 FINANCIAL REVIEW

                               TABLE OF CONTENTS

Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................   10
Summary Selected Historical Financial Information...........   21
Responsibility for Financial Statements.....................   23
Report of Independent Accountants...........................   24
Consolidated Financial Statements...........................   25
Notes to Consolidated Financial Statements..................   29

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION
           (DOLLARS IN MILLIONS EXCEPT PER SHARE AND PERCENTAGE DATA)

     The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (Energizer) historical basis results of operations, operating segment results, liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

BASIS OF PRESENTATION

     Prior to April 1, 2000, Energizer was a wholly owned subsidiary of Ralston Purina Company (Ralston). On that date, Ralston distributed the common stock of Energizer to its shareholders in a tax-free spin-off.

     Financial statements as of and for periods after the spin-off are presented on a consolidated basis. The Statement of Earnings and Statement of Cash Flows for the year ended September 30, 2000 include the combined results of operations of the Energizer businesses under Ralston for the six months prior to the spin-off and the consolidated results of operations of Energizer on a stand-alone basis for the six months ended September 30, 2000. The financial statements for 1999 are presented on a combined basis and reflect periods during which the Energizer businesses operated as wholly owned subsidiaries of Ralston. Financial statements for periods prior to the spin-off do not include certain expenses and adjustments that would have been incurred had Energizer been a separate, independent company, and may not necessarily be indicative of results that would have occurred had Energizer been a separate, independent company during the periods presented, or of future results of Energizer. See the Pro Forma Statement of Earnings for the years ended September 30, 2000 and 1999 in Note 22 to the Consolidated Financial Statements.

BUSINESS OVERVIEW

     Energizer is the world's largest publicly traded manufacturer of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and markets a complete line of primary alkaline and carbon zinc batteries primarily under the brands Energizer e(2), Energizer and Eveready, as well as miniature and rechargeable batteries, and flashlights and other lighting products. Energizer and its subsidiaries operate 22 manufacturing and packaging facilities in 15 countries on four continents. Its products are marketed and sold in more than 140 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers.

     There has been a continuing shift in consumer preference from carbon zinc batteries to alkaline batteries. As a result, Energizer has continually reassessed its production capacity with respect to both types of batteries and has recorded provisions related to restructuring its worldwide battery production capacity and certain administrative functions in 2001 and 1999. Alkaline batteries are now the dominant primary battery in all world areas with the exception of Asia and Africa. Energizer will continue to review its battery production capacity and its business structure in light of pervasive global trends, including the evolution of technology.

     Energizer's operations are managed via four major geographic areas - North America (the United States, Canada and Caribbean), Asia Pacific, Europe and South and Central America (including Mexico). Segment profit and sales are concentrated in the North America and Asia Pacific areas which together account for 98% and 77%, respectively, of 2001 segment profit and sales.

     The battery business is highly competitive, both in the United States and on a global basis, as a number of large battery manufacturers compete for consumer acceptance and limited retail shelf space. As measured by A.C. Nielsen, Energizer's dollar share of the U.S. primary battery market was 32.4% in 2001, 33.5% in 2000 and 32.0% in 1999. However share for the fourth quarter of 2001 declined to 30.0% as competition in the United States has intensified.

     The primary battery category declined in calendar 2000 and 2001 after unprecedented growth levels immediately prior to the January 1, 2000 date change due to increased demand from retail customers and consumers in anticipation of potential disruptions related to the date change. Retail inventory levels at

December 31, 1999 were above historical norms due to Y2K-driven ordering. Following January 1, 2000, consumer demand for batteries has generally lagged behind historical growth rates, reflecting economic slowdown in much of the world, and Energizer's sales to the trade have been further reduced as retail inventory levels have declined.

     Currency devaluation, relative to the U.S. dollar, in Australia, New Zealand, the Philippines and other countries in the Asia Pacific region has been unfavorable to Energizer during 2000 and 2001. The Euro and certain other European currencies have also been unfavorable to Energizer in 2000 and most of 2001. A significant portion of Energizer's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currency devaluation relative to the U.S. dollar reduces margins to the extent increased costs in local currency terms are not offset by local currency price increases. Changes in the value of local currencies may continue to impact segment profitability.

REPORTING PERIOD SYNCHRONIZATION

     Energizer historically reported results of international operations on a one-month lag. As a result, prior year amounts represent results of international operations for September through August combined with the U.S. results for October through September. Beginning in fiscal 2001, Energizer has synchronized international operations' reporting to be consistent with U.S. reporting.

     The impact of the synchronization on the prior year results was to decrease sales by $28.4 to $1,899.3 and net earnings by $9.0 to $171.2. The impact of the synchronization on the prior year reported earnings per share was a decrease of $.09 per share. All statement of earnings-related discussions comparing 2001 to 2000 below refer to comparisons of current period results to synchronized 2000 results. Synchronization adjustments to reported results for fiscal 2000 are presented in the Note 22 to the Consolidated Financial Statements.

HIGHLIGHTS

     Energizer recorded a net loss of $39.0 for the year ended September 30, 2001, compared to net earnings of $181.4 in 2000. The loss per share was $.42, compared to earnings per basic share of $1.89 and per diluted share of $1.88 in the prior year. Included in fiscal 2000 results are earnings from continuing operations of $180.2. Prior year net earnings include a net gain on disposition of discontinued operations of $1.2, or $.01 per share, related to the final settlement of the sale of discontinued operations.

     Net earnings were $80.0, or $.78 per share, for the year ended September 30, 1999. Included in 1999 net earnings are earnings from continuing operations of $159.8, a net loss from discontinued operations of $5.6 and a net loss on disposition of discontinued operations of $74.2.

     Earnings from continuing operations decreased $210.2, or $2.21 and $2.20 per basic and diluted share, respectively, in 2001. Current year earnings include a provision for goodwill impairment of $119.0, provisions for restructuring of $29.8, or $19.4 after-tax, and income associated with the licensing of intellectual property rights of $20.0, or $12.3 after-tax. Included in 2000 results were costs related to the spin-off of $5.5 pre-tax, or $3.3 after-tax, loss on disposition of Spanish affiliate of $15.7, and capital loss tax benefits of $24.4. Excluding these items, earnings from continuing operations decreased $78.7, or $.80 per share, in 2001. This decrease was primarily attributable to lower operating results in the North America and Asia regions and higher tax rate, partially offset by lower general corporate expenses and interest.

     Earnings from continuing operations increased $20.4, or $.32 and $.31 per basic and diluted share, respectively, in 2000. Included in 2000 results are the items listed in the previous paragraph. Fiscal 1999 results included provisions for restructuring of $9.9 pre-tax, or $8.3 after-tax, and capital loss tax benefits of $16.6. Excluding these items, earnings from continuing operations increased $23.3, or $.35 and $.34 per basic and diluted share, respectively, in 2000. This increase was primarily attributable to improved operating results in North America and Asia Pacific and lower corporate overhead, partially offset by higher interest expense on the debt assumed as part of the spin-off from Ralston.

     Discontinued operations consist of Energizer's worldwide rechargeable Original Equipment Manufacturers' (OEM) battery business. On November 1, 1999, that business was sold to Moltech Corporation for approximately $20.0.

OPERATING RESULTS

NET SALES

     Net sales to customers decreased $205.1, or 11%, in 2001 compared to 2000 with unfavorable pricing and product mix, lower volumes and currency devaluation each accounting for about one-third of the decline. In 2000, net sales to customers increased $49.2, or 3%, primarily on growth in North America, partially offset by declines in Europe. See comments on sales changes by region in the Segment Results section below.

GROSS MARGIN

     Gross margin dollars decreased $172.0, or 20%, in 2001 primarily on lower sales in North America and Asia Pacific. Gross margin percentage declined 4.7 percentage points in 2001 to 41.0% on lower sales. Gross margin dollars increased $64.7, or 8%, in 2000 on increases in North America and Asia Pacific, partially offset by declines in Europe. The margin percentage in 2000 improved
2.2 percentage points to 45.8% compared to 1999 on higher volume and lower production costs in North America and Asia Pacific as well as lower costs in South and Central America.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expense decreased $24.5, or 7%, in 2001 on lower corporate, Asia Pacific and Europe expenses. In 2000, selling, general and administrative expense decreased $23.6, or 6%, on lower corporate and Europe expenses, partially offset by increases in North America. Selling, general and administrative expenses were 18.9%, 17.9% and 19.6% of sales in 2001, 2000 and 1999, respectively.

ADVERTISING AND PROMOTION

     Advertising and promotion decreased $31.1, or 19%, in 2001 on lower spending in all world areas. In 2000, advertising and promotion increased $26.9, or 20%, on higher spending in North America, partially offset by decreases in Europe. Advertising and promotion as a percent of sales was 7.9%, 8.5% and 7.3% in 2001, 2000 and 1999, respectively.

SEGMENT RESULTS

     Energizer's operations are managed via four major geographic areas -- North America (the United States, Canada and Caribbean), Asia Pacific, Europe, and South and Central America (including Mexico). This structure is the basis for Energizer's reportable operating segment information presented in Note 20 to the Consolidated Financial Statements. Energizer evaluates segment profitability based on operating profit before general corporate expenses, research and development expenses, restructuring charges, and amortization of goodwill and intangibles. Intersegment sales are generally valued at market-based prices, and represent the difference between total sales and external sales, as presented in
Note 20 to the Consolidated Financial Statements. Segment profitability includes profit on these intersegment sales.

NORTH AMERICA

     Net sales to customers decreased $152.9, or 14%, in 2001 with lower volume accounting for slightly more than half of the decline. Alkaline, carbon zinc and lighting products unit volume decreased 5%, 4% and 17%, respectively, from 2000, compared to heavy Y2K demand last year, reflecting retail inventory reductions this year. Unfavorable pricing and product mix accounted for the remainder of the sales decline, reflecting increased promotional spending. Gross margin decreased $120.8 in 2001 on unfavorable pricing and product mix, lower volume and higher product cost rates associated with lower production levels. Segment profit decreased $106.2, or 34%, as lower gross margin was partially offset by lower advertising and promotion expense.

     Net sales to customers increased $92.8, or 9%, in 2000 on higher volume, partially offset by unfavorable pricing and product mix. Alkaline unit volume increased 11% over 1999. Strong Y2K-driven demand early in the fiscal year, and incremental Energizer e(2) sales in the last four months of the year, accounted for the increased volume. Gross margin increased $54.1, with volume contributing $45.8. In addition, favorable production costs were partially offset by unfavorable pricing and product mix. Segment profit increased $20.5, or 7%, as higher gross margin was partially offset by increased advertising and promotion expense, primarily related to the Energizer e(2) launch, as well as higher marketing and distribution expenses.

ASIA PACIFIC

     Net sales to customers decreased $47.9, or 13%, in 2001. Excluding currency devaluation of $30.3, net sales decreased $17.6, or 6%, on lower volume reflecting unfavorable economic conditions in the region. Alkaline, carbon zinc and lighting products unit volume decreased 6%, 9% and 7%, respectively, from 2000. Segment profit for Asia Pacific decreased $28.2, or 27%, in 2001 with unfavorable currency effects accounting for $19.0 of the decline. Absent currencies, segment profit decreased $9.2, or 9%, on lower volume and higher product cost, partially offset by lower advertising and promotion and overhead expenses.

     Net sales to customers increased $8.7, or 2%, in 2000. Excluding currency devaluation of $4.3, net sales increased $13.0, or 3%. Alkaline volume increases of 8% were partially offset by a 2% decline in carbon zinc volume. Segment profit for Asia Pacific increased $22.7, or 25%, in 2000 on lower production costs, higher customer sales and higher intersegment sales. Lower production costs reflect a variety of factors including higher production facility utilization and lower costs resulting from a plant closing in 1999.

EUROPE

     Net sales to customers for Europe decreased $10.8, or 4%, in 2001, which included currency devaluation of $24.2. Absent currency effect, sales increased $13.4, or 5%, on higher volume, partially offset by unfavorable pricing and product mix in the first three quarters of the year. Alkaline unit volume increased 19% during 2001 while carbon zinc volume declined 9%. Much of the volume increase and unfavorable pricing was due to heavy promotional activity early in the year. Segment results for Europe improved $1.6 for the year to a loss of $2.6 and included unfavorable currency effects of $13.4. Absent currencies, segment profit increased $15.0, with higher sales, lower advertising and promotion expense, and lower product cost accounting for $8.7 of the increase. In addition, prior year results included an unfavorable adjustment related to estimates for promotional and rebate programs, as well as costs related to reorganization activities, improving the year over year comparison by approximately $6.3.

     Net sales to customers for Europe decreased $44.2, or 14%, in 2000 reflecting currency devaluation of $28.2, lower carbon zinc volume of $11.8, and unfavorable pricing and product mix of $6.9, partially offset by a 1% alkaline volume gain. For the year, carbon zinc unit volume declined 14%. Segment results for Europe improved $1.0 to a loss of $.2. Net currency impacts in 2000 were unfavorable $6.8 compared to 1999. Absent currency impacts, segment results improved $7.8, as lower sales were partially offset by lower product and overhead costs. Lower costs reflected increased efficiencies following a plant closing and sales and administrative realignment completed in 1999 and early 2000.

SOUTH AND CENTRAL AMERICA

     Net sales to customers increased $6.5, or 5%, in 2001 primarily on higher volume, partially offset by currency devaluation. Alkaline volume increased 5% in 2001 while carbon zinc volume declined 2%. Segment profit decreased $2.5, or 26%, virtually all on currency impacts. Higher sales volumes were offset by higher product costs.

     Net sales to customers decreased $8.1, or 6%, in 2000 primarily on lower volume and on currency devaluation, which could not be mitigated through pricing actions. Carbon zinc volume declined 6% while alkaline increased 1%. Despite the sales decrease, gross margin increased $.6, or 2%, as unfavorable currency impacts of $7.2 were more than offset by lower production costs and favorable pricing and product mix. Segment profit for South and Central America decreased $2.4, or 17%, in 2000 as higher marketing, distribution and management costs were partially offset by the gross margin increase.

GENERAL CORPORATE EXPENSES

     General corporate expenses decreased $16.2 in 2001 compared to 2000 due to lower incentive and stock compensation costs, higher pension income, and favorable profit-in-inventory adjustments associated with decreased intercompany inventory levels, partially offset by higher management costs, including the incremental costs of operating as a stand-alone company for a full year, compared to six months in fiscal 2000. General corporate expenses decreased $16.6 in 2000 due to higher pension income and lower consulting, reorganization and information systems costs, as well as a lighting product recall charge in 1999. These costs were partially offset by additional costs of operating as a stand-alone company for the last six months of fiscal 2000. As a percent of sales, general corporate expenses were 1.2% in 2001, 1.9% in 2000 and 2.9% in 1999.

RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expense was $46.4 in 2001, $49.9 in 2000 and $48.5 in 1999. Energizer strives to maintain technological leadership in the primary battery business. Research and development costs were slightly higher in 2000 and 1999 due to increased activity related to Energizer e(2). As a percent of sales, research and development expense was 2.7% in 2001 and 2.6% in 2000 and 1999.

GOODWILL IMPAIRMENT CHARGE

     Energizer monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision, or carrying amounts may require adjustment. Continuing unfavorable business trends in Europe, and the unfavorable costs of U.S. dollar-based products resulting from currency declines, represent such conditions. As part of its annual business planning cycle, Energizer performed a thorough evaluation of its European business in the fourth quarter of fiscal 2001, which resulted in an impairment charge for $119.0 of related goodwill. At September 30, 2001, the carrying amount of goodwill related to Energizer's European business was $8.5.

RESTRUCTURING CHARGES

     Energizer recorded restructuring charges each year from 1994 through 1999, and in 2001. These charges included a reduction in carbon zinc plant capacity as demand for this type of battery continues to decline, plant closures for the movement and consolidation of alkaline production to new or more efficient locations in an effort to achieve lower product costs, and staffing reorganizations and reductions in various world areas to enhance management effectiveness and reduce overhead costs. A detailed discussion of such charges and expenditures during 1999 through 2001 follows.

     Because there continues to be a migration of consumer demand from carbon zinc to alkaline batteries, a comprehensive study of Energizer's carbon zinc facilities to determine the optimum number of carbon zinc manufacturing plants was completed in the fourth quarter of fiscal 2001. Energizer also reviewed its worldwide operations in light of competitive market conditions and available technologies and techniques, and is adjusting its organization accordingly. As a result, Energizer adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. The total cost associated with this plan is expected to be $35.6 before taxes, of which $29.8 ($19.4 after-taxes, or $.21 per share) was recorded in the fourth quarter, with the remainder expected to be recorded in the first quarter of fiscal 2002.

     These restructuring activities are expected to improve the Company's operating efficiency, downsize and centralize corporate functions, and decrease costs. The plans will result in the closure of one carbon zinc production facility in South and Central America, and the severance of 570 employees, consisting of 375 production and 195 sales, research and administrative employees, primarily in the United States and South and Central America.

     The program commenced in the fourth quarter of 2001 and is expected to be completed during the second quarter of fiscal year 2002. When the program is fully implemented, the annual pre-tax savings is estimated to be $16.5, in fiscal year 2002, the pre-tax savings is estimated to be $14.3.

     The restructuring charges consist of non-cash fixed asset impairment charges of $11.1 for the closed carbon zinc plant and production equipment, enhanced pension benefits for certain terminated U.S. employees of $8.3, cash severance payments of $6.3, and other cash charges of $4.1.

     During 1999, Energizer recorded net provisions for restructuring of $8.3 after-tax, or $9.9 pre-tax, $2.1 of which represented inventory write-downs and is classified as cost of products sold in the Consolidated Statement of Earnings. Of the net pre-tax charge, $7.4 relates to the 1999 restructuring plans for the elimination of certain production capacity in North America and in Asia.

     The pre-tax charge of $7.4 for 1999 plans consisted of termination benefits of $3.2, other cash costs of $.2 and fixed asset impairments of $4.0. The fixed asset impairments primarily related to assets used for the production of lithium coin cells in North America. These assets were idled and scrapped in 1999.

     The 1999 restructuring plan provided for the termination of approximately 170 production and administrative employees, and the closure of one plant in Asia. This plant closure was precipitated by the financial problems in the Asian market, which resulted in contractions in battery markets in this area. All actions associated with these charges were completed as of September 30, 2000.

     The remaining $2.5 represented additional net provisions related to prior years' restructuring plans. Additional termination benefits of $5.5 primarily represent enhanced severance related to a European plant closing in the 1997 restructuring plan. Additional provisions for other cash costs of $1.8 were recorded for fixed asset disposition costs for previously held-for-use assets related to the 1997 restructuring plan that were idled and held for disposal. Other non-cash charges of $2.1 relate to inventory write-offs, which were more than offset by a reclassification of $4.5 from other comprehensive income to net income of cumulative translation adjustment for a subsidiary sold in connection with the 1997 plan. Also recorded in 1999 were asset proceeds greater than anticipated of $5.4, related to 1994, 1995 and 1997 restructuring plans.

     Annual pre-tax cost savings from the 1999 restructuring plans are as follows: $.3 in 2000 and $1.4 thereafter. Annual pre-tax cost savings from prior restructuring plans have been or are expected to be as follows: $31.0 in 1999 and $36.0 thereafter.

     As of September 30, 2001, except for the disposition of certain assets held for disposal, all activities associated with the 1994 through 1999 restructuring plans are complete. The carrying value of assets held for disposal under all restructuring plans was $2.6 at September 30, 2001.

     Energizer expects to fund the remaining costs of these restructuring actions with funds generated from operations.

     See Note 5 to the Consolidated Financial Statements for a table that presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2001, 2000 and 1999 including any adjustments to the original charges.

INTELLECTUAL PROPERTY RIGHTS INCOME

     In fiscal 2001, Energizer recorded income of $20.0 pre-tax, or $12.3 after-tax, related to the licensing of intellectual property rights.

COSTS RELATED TO SPIN-OFF

     In fiscal 2000, Energizer recorded one-time spin-related costs of $5.5 pre-tax, or $3.3 after-tax. These costs include legal fees, charges related to the vesting of certain compensation benefits, and other costs triggered by, or associated with, the spin-off.

LOSS ON DISPOSITION OF SPANISH AFFILIATE

     In fiscal 2000, Energizer recorded a $15.7 pre-tax loss on the sale of its Spanish affiliate prior to the spin-off. The loss was a non-cash write-off of goodwill and cumulative translation accounts of the Spanish affiliate. Ralston recognized capital loss tax benefits related to the Spanish sale of $24.4, which are reflected in Energizer's historical financial statements and resulted in a net after-tax gain of $8.7 on the Spanish transaction. Such capital loss benefits would not have been realized by Energizer on a stand-alone basis, thus are not included in the Pro Forma Statement of Earnings for the year ended September 30, 2000, as presented in Note 22 to the Consolidated Financial Statements.

INTEREST AND OTHER FINANCIAL ITEMS

     Interest expense increased $5.9 in 2001 and $19.9 in 2000, reflecting the cost of incremental debt assumed by Energizer immediately prior to the spin-off for a full year and for six months, respectively. Interest expense for the last six months of 2001 declined $7.6 compared to the same six-month period in 2000, due to lower average borrowings and lower interest rates.

     Other financing-related costs increased $5.9 in 2001, reflecting the discount on the sale of accounts receivable under a financing arrangement and lower net exchange gains. Other financing-related costs decreased $4.3 in 2000 compared to 1999, primarily due to lower foreign exchange losses, partially offset by accounts receivable sales discounts.

INCOME TAXES

     Income taxes, which include federal, state and foreign taxes, were 223.8%, 35.5% and 35.6% of earnings from continuing operations before income taxes in 2001, 2000 and 1999, respectively. Earnings before income taxes and income taxes include certain unusual items in all years, the most significant of which are described below:

     - In 2001, the provision for goodwill impairment of $119.0 has no associated tax benefit as the charge is not deductible for tax purposes. The provisions for restructuring of $29.8 have an associated tax rate of 34.9%.

     - In 2000, the income tax percentage was favorably impacted by the recognition of $24.4 U.S. capital loss tax benefits related to the disposition of Energizer's Spanish affiliate.

     - Capital loss tax benefits of $16.6 were recognized in 1999 and were primarily related to prior years' restructuring actions.

     - In 1999, the income tax percentage was unfavorably impacted by pre-tax restructuring provisions that did not result in tax benefits due to tax loss situations or particular statutes of a country.

     Excluding unusual items, the income tax percentage was 45.7% in 2001, 41.8% in 2000 and 41.3% in 1999. The higher effective tax rate in 2001 reflects pre-tax losses in foreign tax jurisdictions for which no tax benefits were realized and goodwill charges for which there is no tax deduction. The year-over-year increase was the result of the fixed dollar impact of these items being spread over a smaller earnings base.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from continuing operations totaled $318.1 in 2001, $289.6 in 2000 and $337.2 in 1999. The increase in cash flows from continuing operations in 2001 was due primarily to significant inventory reduction in 2001 compared to a significant inventory increase in 2000, and other working capital improvements in 2001, partially offset by substantially lower cash earnings in 2001 and proceeds from sale of accounts receivable in 2000. The decrease in cash flows from continuing operations in 2000 compared to 1999 was due primarily to increased inventory levels and the realization of capital loss tax benefits in fiscal 1999, partially offset by higher cash earnings and proceeds from the sale of accounts receivable.

     Working capital was $288.1 and $401.7 at September 30, 2001 and 2000, respectively. Capital expenditures totaled $77.9, $72.8 and $69.2 in 2001, 2000 and 1999, respectively. These expenditures were funded by cash flow from operations. Capital expenditures of approximately $50.0 are anticipated in 2002 and are expected to be financed with funds generated from operations. Net transactions with Ralston, prior to the spin-off, resulted in cash usage of $210.7 and $293.7 in 2000 and 1999, respectively.

     Immediately prior to the spin-off, Ralston borrowed $478.0 through several interim-funding facilities and assigned all repayment obligations of those facilities to Energizer. In April and May of 2000, Energizer entered into separate financing agreements and repaid the interim funding facilities. Total long-term debt outstanding of $225.0 at September 30, 2001 includes $50.0 of borrowings with a variable interest rate. Energizer maintains total committed debt facilities of $625.0, of which $400.0 remained available as of September 30, 2001.

     Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3-to-1 and the ratio of its EBIT to total interest expense must exceed 3-to-1. Energizer's ratio of total indebtedness to EBITDA was 1.5-to-1 and the ratio of EBIT to total interest expense was 5-to-1 as of September 30, 2001.

     In fiscal 2000, Energizer entered into an agreement to sell, on an ongoing basis, a pool of domestic trade accounts receivable to a wholly owned bankruptcy-remote subsidiary of Energizer. Energizer received $100.0 of net proceeds from this arrangement in fiscal 2000, which was used to repay interim funding facilities as discussed above. Net proceeds received from this arrangement declined $13.8 in 2001 as a result of lower qualifying accounts receivable. See Note 13 to the Consolidated Financial Statements for further discussion regarding the sale of accounts receivable.

     In September 2000, Energizer's Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer's common stock. As of September 30, 2001, approximately 3.8 million shares, or $79.6, of Energizer common stock had been purchased under the authorization. No shares were purchased after fiscal 2001 year-end.

     Energizer believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of Energizer's credit facilities, although no guarantee can be given in this regard.

INFLATION

     Management recognizes that inflationary pressures may have an adverse effect on Energizer through higher asset replacement costs and related depreciation, and higher material, labor and other costs. Energizer tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 2001.

SEASONAL FACTORS

     Energizer's results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 33%, 35% and 31% of total net sales in 2001, 2000 and 1999, respectively. The first quarter percentage in 2000 was also higher due to Y2K-driven demand.

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

     In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy court. In the event that the buyer would become unable to continue such programs, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site.

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

     It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $5.9 at September 30, 2001 for estimated liabilities, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or year.

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

INTEREST RATES

     Energizer has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2001 and 2000, Energizer had $160.3 and $330.0 variable rate debt outstanding. A hypothetical 10% adverse change in all interest rates would have had an annual unfavorable impact of $.9 and $2.6 in 2001 and 2000, respectively, on Energizer's earnings and cash flows, based upon these year-end debt levels. The primary interest rate exposures on variable rate debt are with respect to short-term local currency rates in certain Asian and Latin American countries.

FOREIGN CURRENCY EXCHANGE RATES

     Energizer employs a foreign currency hedging strategy which focuses on mitigating potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk are also hedged from time to time. The primary currencies to which Energizer's foreign affiliates are exposed include the U.S. dollar, the Euro and the British pound, while domestic affiliates are primarily exposed to the Swiss franc.

     Energizer's hedging strategy involves the use of natural hedging techniques, where possible, such as the offsetting or netting of like foreign currency cash flows. Where natural hedging techniques are not possible, foreign currency derivatives with a duration of generally one year or less may be used, including forward exchange contracts, purchased put and call options, and zero-cost option collars. Energizer policy allows foreign currency derivatives to be used only for identifiable foreign currency exposures and, therefore, Energizer does not enter into foreign currency contracts for trading purposes where the sole objective is to generate profits. Energizer has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2001.

     Market risk of foreign currency derivatives is the potential loss in fair value of net currency positions for outstanding foreign currency contracts at fiscal year-end, resulting from a hypothetical 10% adverse change in all foreign currency exchange rates. Market risk does not include foreign currency derivatives that hedge existing balance sheet exposures, as any losses on these contracts would be fully offset by exchange gains on the underlying exposures for which the contracts are designated as hedges. Accordingly, the market risk of Energizer's foreign currency derivatives at September 30, 2001 and 2000 amounts to $1.9 and $2.6, respectively.

     Energizer generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, Energizer does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies as considered necessary. Additionally, Energizer attempts to limit its U.S. dollar net monetary liabilities in currencies of hyperinflationary countries, primarily in Latin America. In terms of foreign currency translation risk, Energizer is exposed to the Swiss franc and other European currencies; the Mexican and Argentine peso and other Latin American currencies; and the Singapore dollar, Chinese renminbi, Australian and Hong Kong dollars, and other Asian currencies. Energizer's net foreign currency investment in foreign subsidiaries and affiliates translated into U.S. dollars using year-end exchange rates was $329.2 and $515.1 at September 30, 2001 and 2000, respectively. The potential loss in value of Energizer's net foreign currency investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates at September 30, 2001 and 2000 amounts to $32.9 and $51.5, respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS

     See discussion in Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

     Statements in the Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding Energizer's commitment to maintaining technological leadership, the impact of Energizer's restructuring activity, the future adequacy of cash flows and Energizer's ability to meet liquidity requirements, the impact of inflationary pressures, the impact of future expenditures for environmental matters and equipment, the impact of adverse changes in interest rates, the market risk of foreign currency derivatives, and the potential loss in value of Energizer's net foreign currency investment in foreign subsidiaries, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

     The Company advises readers that various risks and uncertainties could affect its financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The high cost of research and development activities, shifts in consumer demand from higher quality to lower-priced batteries, and patented innovations by competitors, could affect the Company's commitment or ability to maintain its technological leadership. Severance costs and other expenses associated with current and proposed restructuring activity may be higher than anticipated, and there may be unknown expenses associated with these activities. In addition, expected improvements in operating efficiency may not materialize, and the cost reductions actually realized as a result of restructuring activity may be less significant than anticipated. Unforeseen fluctuations in levels of the Company's operating cash flows, or inability to maintain compliance with its debt covenants, could limit the Company's ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. The current political and economic crisis could result in higher levels of inflation than anticipated, and the Company may not be able to realize cost reductions, productivity improvements or price increases which are substantial enough to counter the inflationary impact. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on the Company's financial position. Economic turmoil and currency fluctuations could increase the Company's risk from unfavorable impacts on variable-rate debt, currency derivatives and other financial instruments, as well as increase the potential loss in value of its net foreign currency investment in foreign subsidiaries. Additional risks and uncertainties include those detailed from time to time in the Company's publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.

               SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION
                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                       FOR THE YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------------------------
                                               2001       2000       1999       1998       1997
                                             --------   --------   --------   --------   --------
STATEMENT OF EARNINGS DATA
Net sales (a)..............................  $1,694.2   $1,927.7   $1,878.5   $1,930.7   $2,015.2
Depreciation and amortization..............      79.8       82.0       94.9      101.2      112.3
Earnings from continuing operations before
  income taxes (b).........................      31.5      279.2      248.2      262.5      203.9
Income taxes...............................      70.5       99.0       88.4       54.3       44.6
Earnings/(loss) from continuing operations
  (c)......................................     (39.0)     180.2      159.8      208.2      159.3
Net earnings/(loss)........................     (39.0)     181.4       80.0      164.7      159.8
Earnings/(loss) per share from continuing
  operations:
  Basic....................................  $  (0.42)  $   1.88   $   1.56   $   2.05   $   1.56
  Diluted..................................  $  (0.42)  $   1.87   $   1.56   $   2.05   $   1.56
Average shares outstanding (d)
  Basic....................................      92.6       96.1      102.6      101.6      102.1
  Diluted..................................      94.1       96.3      102.6      101.6      102.1

                                                                SEPTEMBER 30,
                                             ----------------------------------------------------
                                               2001       2000       1999       1998       1997
                                             --------   --------   --------   --------   --------
BALANCE SHEET DATA
Working capital............................  $  288.1   $  401.7   $  478.1   $  478.5   $  489.6
Property at cost, net......................     476.1      485.4      472.8      476.9      494.2
  Additions (during the period)............      77.9       72.8       69.2      102.8       98.8
  Depreciation (during the period).........      58.6       57.9       68.4       74.1       79.5
Total assets...............................   1,497.6    1,793.5    1,833.7    2,077.6    2,113.6
Long-term debt.............................     225.0      370.0        1.9        1.3       21.3

(a) Certain reclassifications have been made to comply with EITF 00-10, 00-14 and 00-25. See Note 2 for further information.

(b) Earnings/(loss) from continuing operations before income taxes were (reduced)/increased due to the following unusual items:

                                                       FOR THE YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------------------------
                                               2001       2000       1999       1998       1997
                                             --------   --------   --------   --------   --------
    Intellectual property rights income....  $   20.0   $     --   $     --   $     --   $     --
    Provision for goodwill impairment......    (119.0)        --         --         --         --
    Provisions for restructuring...........     (29.8)        --       (9.9)     (21.3)     (83.7)
    Loss on disposition of Spanish
      affiliate............................        --      (15.7)        --         --         --
    Costs related to spin-off..............        --       (5.5)        --         --         --
                                             --------   --------   --------   --------   --------
      Total................................  $ (128.8)  $  (21.2)  $   (9.9)  $  (21.3)  $  (83.7)
                                             ========   ========   ========   ========   ========

(c) Earnings/(loss) from continuing operations were (reduced)/increased due to the following unusual items:

                                                       FOR THE YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------------------------
                                               2001       2000       1999       1998       1997
                                             --------   --------   --------   --------   --------
    Intellectual property rights income,
      net of tax...........................  $   12.3   $     --   $     --   $     --   $     --
    Provision for goodwill impairment, net
      of tax...............................    (119.0)        --         --         --         --
    Provisions for restructuring, net of
      tax..................................     (19.4)        --       (8.3)     (12.8)     (72.0)
    Capital loss tax benefits..............        --       24.4       16.6       48.4       35.9
    Foreign tax credit refunds.............        --         --         --         --       20.5
    Loss on disposition of Spanish
      affiliate, net of tax................        --      (15.7)        --         --         --
    Costs related to spin-off, net of
      tax..................................        --       (3.3)        --         --         --
                                             --------   --------   --------   --------   --------
      Total................................  $ (126.1)  $    5.4   $    8.3   $   35.6   $  (15.6)
                                             ========   ========   ========   ========   ========

(d) Basic earnings per share for the current year is based on the weighted-average number of shares outstanding during the period. Diluted earnings per share for the current year is based on the weighted-average number of shares used in the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. Prior fiscal years are based on the weighted-average number of shares outstanding of Ralston common stock prior to the spin-off, adjusted in fiscal 2000 for the distribution of one share of Energizer stock for each three shares of Ralston stock. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.

                    RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Energizer Holdings, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Energizer's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          /s/ PRICEWATERHOUSECOOPERS LLP

St. Louis, Missouri
October 30, 2001

          CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
STATEMENT OF EARNINGS:
Net sales...................................................  $1,694.2   $1,927.7   $1,878.5
Cost of products sold.......................................     999.1    1,044.0    1,059.5
Selling, general and administrative expense.................     320.3      344.8      368.4
Advertising and promotion expense...........................     133.6      164.7      137.8
Research and development expense............................      46.4       49.9       48.5
Provision for goodwill impairment...........................     119.0         --         --
Provisions for restructuring................................      29.8         --        7.8
Intellectual property rights income.........................     (20.0)        --         --
Costs related to spin-off...................................        --        5.5         --
Loss on disposition of Spanish affiliate....................        --       15.7         --
Interest expense............................................      33.2       27.5        7.6
Other financing items, net (income)/expense.................       1.3       (3.6)       0.7
                                                              --------   --------   --------
Earnings from continuing operations before income taxes.....      31.5      279.2      248.2
Income taxes................................................     (70.5)     (99.0)     (88.4)
                                                              --------   --------   --------
Earnings/(loss) from continuing operations..................     (39.0)     180.2      159.8
Net loss from discontinued operations.......................        --         --       (5.6)
Net gain/(loss) on disposition of discontinued operations...        --        1.2      (74.2)
                                                              --------   --------   --------
NET EARNINGS/(LOSS).........................................  $  (39.0)  $  181.4   $   80.0
                                                              ========   ========   ========
EARNINGS PER SHARE:
  Basic
     Earnings/(loss) from continuing operations.............  $  (0.42)  $   1.88   $   1.56
     Net loss from discontinued operations..................        --         --      (0.06)
     Net gain/(loss) on disposition of discontinued
       operations...........................................        --       0.01      (0.72)
                                                              --------   --------   --------
     Net earnings/(loss)....................................  $  (0.42)  $   1.89   $   0.78
                                                              ========   ========   ========
  Diluted
     Earnings/(loss) from continuing operations.............  $  (0.42)  $   1.87   $   1.56
     Net loss from discontinued operations..................        --         --      (0.06)
     Net gain/(loss) on disposition of discontinued
       operations...........................................        --       0.01      (0.72)
                                                              --------   --------   --------
     Net earnings/(loss)....................................  $  (0.42)  $   1.88   $   0.78
                                                              ========   ========   ========
STATEMENT OF COMPREHENSIVE INCOME:
Net earnings/(loss).........................................  $  (39.0)  $  181.4   $   80.0
Other comprehensive income, net of tax
  Foreign currency translation adjustments..................      (8.6)     (31.9)       7.8
  Foreign currency reclassification adjustments.............        --        9.7       (4.5)
  Minimum pension liability adjustment, net of tax of $.7...        --       (1.1)        --
                                                              --------   --------   --------
Comprehensive income/(loss).................................  $  (47.6)  $  158.1   $   83.3
                                                              ========   ========   ========

      The above financial statement should be read in conjunction with the
                  Notes to Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEET
                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                     ASSETS
Current assets
  Cash and cash equivalents.................................  $   23.0   $   11.9
  Trade receivables, net....................................     189.1      180.6
  Inventories...............................................     361.3      459.1
  Other current assets......................................     209.9      278.7
                                                              --------   --------
     Total current assets...................................     783.3      930.3
Property, plant and equipment, net..........................     476.1      485.4
Other assets................................................     238.2      377.8
                                                              --------   --------
       Total................................................  $1,497.6   $1,793.5
                                                              ========   ========
                       LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
  Notes payable.............................................  $  110.3   $  135.0
  Accounts payable..........................................     109.2      145.0
  Other current liabilities.................................     275.7      248.6
                                                              --------   --------
     Total current liabilities..............................     495.2      528.6
Long-term debt..............................................     225.0      370.0
Other liabilities...........................................     169.5      156.7
Shareholders equity
  Preferred stock - $.01 par value, none outstanding........        --         --
  Common stock $.01 par value, issued 95,563,511 and
     95,552,711 at 2001 and 2000, respectively..............       1.0        1.0
  Additional paid-in capital................................     784.1      783.9
  Retained earnings.........................................      17.5       59.8
  Common stock in treasury, at cost, 3,844,700 shares at
     2001...................................................     (79.6)        --
  Accumulated other comprehensive income....................    (115.1)    (106.5)
                                                              --------   --------
     Total shareholders equity..............................     607.9      738.2
                                                              --------   --------
       Total................................................  $1,497.6   $1,793.5
                                                              ========   ========

      The above financial statement should be read in conjunction with the
                  Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
CASH FLOW FROM OPERATIONS
  Net earnings/(loss).......................................  $ (39.0)  $ 181.4   $  80.0
  Adjustments to reconcile net earnings to net cash flow
    from operations:
  Other non-cash charges....................................    139.3      15.7      (2.2)
  Depreciation and amortization.............................     79.8      82.0      94.9
  Translation and exchange loss.............................      6.1       1.9       9.0
  Deferred income taxes.....................................      0.3       5.9      70.4
  Net (earnings)/loss from discontinued operations..........       --      (1.2)     79.8
  Sale of accounts receivable...............................    (13.8)    100.0        --
  Changes in assets and liabilities used in operations:
    (Increase)/decrease in accounts receivable, net.........     (2.7)    (25.3)     (6.4)
    (Increase)/decrease in inventories......................     90.2     (90.8)     22.1
    (Increase)/decrease in other current assets.............     70.3      18.7     (13.9)
    Increase/(decrease) in accounts payable.................    (27.3)     24.2     (21.3)
    Increase/(decrease) in other current liabilities........     11.2     (16.8)     16.2
Other, net..................................................      3.7      (6.1)      8.6
                                                              -------   -------   -------
  Cash flow from continuing operations......................    318.1     289.6     337.2
  Cash flow from discontinued operations....................       --      54.7      15.1
                                                              -------   -------   -------
    Net cash flow from operations...........................    318.1     344.3     352.3
                                                              -------   -------   -------
CASH FLOW FROM INVESTING ACTIVITIES
  Property additions........................................    (77.9)    (72.8)    (69.2)
  Proceeds from sale of OEM business........................       --      20.0        --
  Proceeds from sale of assets..............................     10.8       3.2       1.4
  Other, net................................................      1.8      (8.7)     (0.5)
                                                              -------   -------   -------
    Cash used by investing activities from continuing
     operations.............................................    (65.3)    (58.3)    (68.3)
    Cash used by investing activities from discontinued
     operations.............................................       --      (0.7)     (3.7)
                                                              -------   -------   -------
      Net cash used by investing activities.................    (65.3)    (59.0)    (72.0)
                                                              -------   -------   -------
CASH FLOW FROM FINANCING ACTIVITIES
  Net cash proceeds from issuance of long-term debt.........       --     407.0       1.0
  Principal payments on long-term debt (including current
    maturities).............................................   (145.0)   (449.5)    (13.3)
  Cash proceeds from issuance of notes payables with
    maturities greater than 90 days.........................     19.4       6.1      14.7
  Cash payments on notes payables with maturities greater
    than 90 days............................................    (19.4)     (3.7)     (0.1)
  Net increase/(decrease) in notes payable with maturities
    of 90 days or less......................................    (20.1)    (50.2)    (12.0)
  Purchase of treasury stock................................    (79.6)       --        --
  Other, net................................................      0.2        --        --
  Net transactions with Ralston prior to spin-off...........       --    (210.7)   (293.7)
                                                              -------   -------   -------
    Net cash used by financing activities...................   (244.5)   (301.0)   (303.4)
                                                              -------   -------   -------
Effect of exchange rate changes on cash.....................     (1.2)     (0.2)      1.8
                                                              -------   -------   -------
Net increase/(decrease) in cash and cash equivalents........      7.1     (15.9)    (21.3)
Cash and cash equivalents, beginning of period..............     11.9      27.8      49.1
Cash and cash equivalents, international month-lag
  elimination (Note 2)......................................      4.0        --        --
                                                              -------   -------   -------
Cash and cash equivalents, end of period....................  $  23.0   $  11.9   $  27.8
                                                              =======   =======   =======
  Non-cash transactions:
    Debt assigned by Ralston................................  $    --   $ 478.0   $    --
                                                              =======   =======   =======

      The above financial statement should be read in conjunction with the
                  Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
                   (DOLLARS IN MILLIONS, SHARES IN THOUSANDS)

                                                   DOLLARS                       SHARES
                                        -----------------------------   ------------------------
                                         2001       2000       1999      2001     2000     1999
                                        -------   --------   --------   ------   ------   ------
Ralston's net investment:.............  $    --   $1,312.9   $1,531.3
  Net earnings........................       --      121.6       80.0
  Net transactions with Ralston.......       --     (732.8)    (301.7)
  Foreign currency translation
     adjustment.......................       --       (1.4)       3.3
  Distribution to Ralston's
     shareholders at spin-off.........       --     (700.3)        --
                                        -------   --------   --------
  Ending balance......................  $    --   $     --   $1,312.9

Common Stock:.........................  $   1.0   $     --   $     --   95,553       --       --
  Distribution to Ralston's
     shareholders at spin-off.........       --        1.0         --       --   95,553       --
  Shares issued under stock plan
     activity.........................       --         --         --       11       --       --
                                        -------   --------   --------   ------   ------   ------
  Ending balance......................  $   1.0   $    1.0   $     --   95,564   95,553       --

Additional paid in capital:...........  $ 783.9   $     --   $     --
  Distribution to Ralston's
     shareholders at spin-off.........       --      783.9         --
  Shares issued under stock plan
     activity.........................      0.2         --         --
                                        -------   --------   --------
  Ending balance......................  $ 784.1   $  783.9   $     --

Retained earnings:....................  $  59.8   $     --   $     --
  Net earnings........................    (39.0)      59.8         --
  Elimination of international
     one-month lag (Note 2)...........     (3.3)        --         --
                                        -------   --------   --------
  Ending balance......................  $  17.5   $   59.8   $     --

Common stock in treasury:.............  $    --   $     --   $     --       --       --       --
  Treasury stock purchased............    (79.6)        --         --   (3,845)      --       --
                                        -------   --------   --------   ------   ------   ------
  Ending balance......................  $ (79.6)  $     --   $     --   (3,845)      --       --

Accumulated other comprehensive
  income:
  Cumulative translation
     adjustment:......................  $(105.4)  $     --   $     --
     Distribution to Ralston's
       shareholders at spin-off.......       --      (84.6)        --
     Foreign currency translation
       adjustment.....................     (8.6)     (20.8)        --
                                        -------   --------   --------
     Ending balance...................  $(114.0)  $ (105.4)  $     --

  Minimum pension liability
     adjustment:......................  $  (1.1)  $     --   $     --
     Adjustment.......................       --       (1.1)        --
                                        -------   --------   --------
     Ending balance...................  $  (1.1)  $   (1.1)  $     --
                                        -------   --------   --------
  Total accumulated other
     comprehensive income.............  $(115.1)  $ (106.5)  $     --
                                        -------   --------   --------
          Total shareholders equity...  $ 607.9   $  738.2   $1,312.9
                                        =======   ========   ========

      The above financial statement should be read in conjunction with the
                  Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(1)  BASIS OF PRESENTATION

     On June 10, 1999, the Board of Directors of Ralston approved in principle a plan to spin off its battery business to the Ralston stockholders. In September 1999, Energizer Holdings, Inc. ("Energizer") was incorporated in Missouri as an indirect subsidiary of Ralston.

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

     Energizer is the world's largest publicly traded manufacturer of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and markets a complete line of primary alkaline and carbon zinc batteries under the brands Energizer e(2), Energizer and Eveready, as well as miniature and rechargeable batteries, and flashlights and other lighting products. Energizer and its subsidiaries operate 22 manufacturing and packaging facilities in 15 countries on four continents. Its products are marketed and sold in more than 140 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers.

     Financial statements as of and for periods after the spin-off are presented on a consolidated basis. The Statement of Earnings and Statement of Cash Flows for the year ended September 30, 2000 include the combined results of operations of the Energizer businesses under Ralston for the six months prior to the spin-off and the consolidated results of operations of Energizer on a stand-alone basis for the six months ended September 30, 2000. The financial statements for all periods prior to the spin-off are presented on a combined basis and reflect periods during which the Energizer businesses operated as wholly owned subsidiaries of Ralston. The financial information in these financial statements does not include certain expenses and adjustments that would have been incurred had Energizer been a separate, independent company, and may not necessarily be indicative of results that would have occurred had Energizer been a separate, independent company during the periods presented or of future results of Energizer. See the pro forma statement of earnings for the years ended September 30, 2000 and 1999 in Note 22.

(2)  SUMMARY OF ACCOUNTING POLICIES

     Energizer's significant accounting policies, which conform to generally accepted accounting principles in the United States and are applied on a consistent basis among all years presented, except as indicated, are described below.

     Principles of Consolidation - These financial statements include the accounts of Energizer and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are carried at equity. Energizer historically reported results of international operations on a one-month lag. As such, prior year amounts represent results of international operations for September through August combined with the U.S. results for October through September. Beginning in fiscal 2001, Energizer synchronized international operations' reporting to be consistent with U.S. reporting. As a result, the fiscal 2000 loss from international operations of $3.3 was recorded directly to retained earnings.

     The effects of the change on the year ended September 30, 2000 are presented in Note 22. The effect of the change is not significant to the balance sheet or cash flow, and as a result, the September 30, 2000 balance sheet and the cash flow have not been adjusted.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Foreign Currency Translation - Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders equity section of the Consolidated Balance Sheet.

     For foreign operations where the U.S. dollar is the functional currency and for countries that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and related translation adjustments are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

     Financial Instruments and Derivative Securities - Energizer uses financial instruments in the management of foreign currency and interest rate risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

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

     For derivatives not designated as hedging instruments for accounting purposes, realized and unrealized gains or losses from F/X instruments are recognized currently in selling, general and administrative expenses or other financing items, net in the Consolidated Statement of Earnings. Energizer has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2001.

     Energizer adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and Statement of Financial Accounting Standards No. 138, an amendment of SFAS 133, in the first quarter of fiscal 2001. The implementation of this standard did not have a material effect on its consolidated financial position or results of operations.

     Cash Equivalents - For purposes of the Consolidated Statement of Cash Flows, cash equivalents are considered to be all highly liquid investments with a maturity of three months or less when purchased.

     Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out
(FIFO) method.

     Capitalized Software Costs - Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from two to seven years.

     Property at Cost - Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings.

     Depreciation - Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on the estimated useful lives. Estimated useful lives range from three to 30 years for machinery and equipment and three to 50 years for buildings. Depreciation expense was $58.6, $57.9 and $68.4 in 2001, 2000 and 1999, respectively.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     Goodwill and Other Intangible Assets - Amortization of goodwill, representing the excess of cost over the net tangible assets of acquired businesses, is recorded on a straight-line basis primarily over a period of 25 years, with some amounts being amortized over 40 years. The cost to purchase or develop other intangible assets, which consist primarily of patents, tradenames and trademarks, is amortized on a straight-line basis over estimated periods of related benefit ranging from seven to 40 years.

     Impairment of Long-Lived Assets - Energizer reviews long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. Energizer performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

     Revenue Recognition - Revenue is recognized in accordance with terms of sale, which is generally upon shipment of product to or upon receipt of product by customers. Energizer provides its customers a variety of programs designed to promote sales of its products. Promotional payments and allowances that represent primarily a reduction in price paid by either a retail customer, distributor, wholesaler or ultimate consumer are recorded in net sales. The provision for doubtful accounts is included in selling, general and administrative expenses in the Consolidated Statement of Earnings.

     Advertising and Promotion Costs - Energizer advertises and promotes its products through national and regional media. Energizer expenses advertising and promotion in the year such costs are incurred. Due to the seasonality of the business, with typically higher sales and volume during the holidays in the first quarter, advertising and promotion costs incurred during interim periods are generally expensed ratably in relation to revenues.

     Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

     Recently Issued Accounting Pronouncements - In 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for recognition of intangible assets separately from goodwill. For business combinations initiated after June 30, 2001, SFAS 141 also requires that unallocated negative goodwill be written off immediately as an extraordinary gain. Energizer is currently evaluating the impact of SFAS 141 on its financial statements.

     Also in 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 eliminates the amortization of goodwill and instead requires goodwill be tested for impairment annually at the reporting unit level. Also, intangible assets are required to be amortized over their useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under SFAS 142, if the intangible asset has an indefinite useful life, it is not amortized until its life is determined to be finite. Energizer is required to adopt SFAS 142 no later than the first quarter of fiscal 2003, but is permitted to adopt as of the first quarter of fiscal 2002. Energizer is currently evaluating the impact of SFAS 142 on its financial statements.

     The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143) in 2001. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Energizer is required to adopt SFAS 143 no later than the first quarter of fiscal 2003, but is permitted to adopt earlier. Energizer is currently evaluating the impact of SFAS 143 on its financial statements.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, although early adoption is allowed. Energizer is currently evaluating the impact of SFAS 144 on its financial statements.

     The Emerging Issues Task Force (EITF) issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which provides guidance on earnings statement classification of amounts billed to customers for shipping and handling. Energizer adopted EITF 00-10 in its fourth quarter of fiscal 2001. Reclassifications were necessary from net sales to cost of products sold and were $34.4, $36.1 and $32.7 for 2001, 2000 and 1999, respectively. In addition, warehousing costs in selling, general and administrative expense of $31.1, $33.2 and $28.9 in 2001, 2000 and 1999, respectively, were reclassified to cost of products sold. There was no impact to net earnings.

     The EITF also issued EITF 00-14 and 00-25. EITF 00-14, "Accounting for Certain Sales Incentives," provides guidance on accounting for discounts, coupons, rebates and free product. EITF 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer," provides guidance on accounting for considerations other than those directly addressed in EITF 00-14. Energizer adopted EITF 00-14 and 00-25 in its fourth quarter of fiscal 2001. Reclassifications were necessary from advertising and promotion expense to net sales and were $28.3, $22.7 and $26.5 for 2001, 2000 and 1999, respectively. There was no impact to net earnings.

(3)  RELATED PARTY ACTIVITY

     Cash Management - Prior to the spin-off, Energizer participated in a centralized cash management system administered by Ralston. Cash deposits from Energizer were transferred to Ralston on a daily basis and Ralston funded Energizer's disbursement bank accounts as required. Unpaid balances of checks were included in accounts payable. No interest was charged or credited on transactions with Ralston.

     Shared Services - Energizer and Ralston have entered into a Bridging Agreement under which Ralston has continued to provide certain general and administrative services to Energizer, including systems, benefits and advertising. Ralston also provided facilities for Energizer's headquarters through July 31, 2001, when Energizer relocated its headquarters. Prior to the spin-off, the expenses related to shared services listed above, as well as legal and financial support services, were allocated to Energizer generally based on utilization, which management believes to be reasonable. Costs of these shared services charged to Energizer were $9.6 and $20.0 for the six months ended March 31, 2000, and year ended September 30, 1999, respectively.

     Ralston's Net Investment - Included in Ralston's Net Investment are cumulative translation adjustments for non-hyperinflationary countries of $84.6 as of March 31, 2000 representing net devaluation of currencies relative to the U.S. dollar over the period of investment. Also included in Ralston's Net Investment are accounts payable and receivable between Energizer and Ralston.

(4)  DISCONTINUED OPERATIONS

     On November 1, 1999, the OEM business was sold to Moltech Corporation for approximately $20.0. This segment is accounted for as a discontinued operation in Energizer's consolidated financial statements.

     In fiscal 2000, Energizer recognized an after-tax gain of $1.2 on the disposition of discontinued operations related to the final settlement of the sale transaction.

     Included in the fiscal year 1999 Net Loss on Disposition of Discontinued Operations are estimated operating losses during the divestment period of $15.0 pre-tax, or $9.6 after-tax, and a loss on disposition of $95.6 pre-tax, or $64.6 after-tax. Actual pre-tax operating losses during the divestment period through September 30, 1999 totaled $12.5.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     The Investment in Discontinued Operations at September 30, 1999 was primarily comprised of fixed assets, inventory and accounts receivable and payable. Results for discontinued operations for 1999 were as follows: net sales, $64.2; loss before income taxes, $9.0; income tax benefit, $3.4; and net loss from discontinued operations, $5.6.

(5)  RESTRUCTURING ACTIVITIES

     Because there continues to be a migration of consumer demand from carbon zinc to alkaline batteries, a comprehensive study of Energizer's carbon zinc facilities to determine the optimum number of carbon zinc manufacturing plants was completed in the fourth quarter of fiscal 2001. Energizer also reviewed its worldwide operations in light of competitive market conditions and available technologies and techniques, and is adjusting its organization accordingly. As a result, Energizer adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. The total cost associated with this plan is expected to be $35.6 before taxes, of which $29.8, or $19.4 after-tax, was recorded in the fourth quarter, with the remainder expected to be recorded in the first quarter of fiscal 2002.

     These restructuring activities are expected to improve the Company's operating efficiency, downsize and centralize corporate functions, and decrease costs. The plans will result in the closure of one carbon zinc production facility in South and Central America, and the severance of 570 employees, consisting of 375 production and 195 sales, research and administrative employees, primarily in the United States and South and Central America.

     The restructuring charges consist of non-cash fixed asset impairment charges of $11.1 for the closed carbon zinc plant and production equipment, enhanced pension benefits for certain terminated U.S. employees of $8.3, cash severance payments of $6.3, and other cash charges of $4.1.

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

     The remaining $2.5 represented additional net provisions related to prior years' restructuring plans. Additional termination benefits of $5.5 primarily represent enhanced severance related to a European plant closing in the 1997 restructuring plan. Additional provisions for other cash costs of $1.8 were recorded for fixed asset disposition costs for previously held-for-use assets related to the 1997 restructuring plan that were idled and held for disposal. Other non-cash charges of $2.1 relate to inventory write-offs, which were more than offset by a reclassification of $4.5 from other comprehensive income to net income of cumulative translation adjustment for a subsidiary sold in connection with the 1997 plan. Also recorded in 1999 were asset proceeds greater than anticipated of $5.4, related to 1994, 1995 and 1997 restructuring plans.

     As of September 30, 2001, except for the disposition of certain assets held for disposal, all activities associated with the 1994 through 1999 restructuring plans are complete. The carrying value of assets held for disposal under all restructuring plans was $2.6 at September 30, 2001.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     The following table presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2001, 2000 and 1999, including any adjustments to the original charges.

                                     1999 ROLLFORWARD                              2000 ROLLFORWARD
                       --------------------------------------------   --------------------------------------------
                       BEGINNING   PROVISION/               ENDING    BEGINNING   PROVISION/               ENDING
                        BALANCE    (REVERSALS)   ACTIVITY   BALANCE    BALANCE    (REVERSALS)   ACTIVITY   BALANCE
                       ---------   -----------   --------   -------   ---------   -----------   --------   -------
PRIOR PLANS
Termination
  benefits...........    $33.9        $ 6.4       $(34.6)    $ 5.7      $ 5.7        $ --        $(5.7)     $ --
Other cash costs.....      7.1          2.3         (4.5)      4.9        4.9          --         (1.0)      3.9
Fixed asset
  impairments........       --         (5.4)         5.4        --         --          --           --        --
Other non-cash
  charges............       --         (0.8)         0.8        --         --          --           --        --
                         -----        -----       ------     -----      -----        ----        -----      ----
  Total..............     41.0          2.5        (32.9)     10.6       10.6          --         (6.7)      3.9
                         -----        -----       ------     -----      -----        ----        -----      ----
1999 PLAN
Termination
  benefits...........       --          3.2         (2.5)      0.7        0.7          --         (0.7)       --
Other cash costs.....       --          0.2         (0.2)       --         --          --           --        --
Fixed asset
  impairments........       --          4.0         (4.0)       --         --          --           --        --
                         -----        -----       ------     -----      -----        ----        -----      ----
  Total..............       --          7.4         (6.7)      0.7        0.7          --         (0.7)       --
                         -----        -----       ------     -----      -----        ----        -----      ----
2001 PLAN
Termination
  benefits...........       --           --           --        --         --          --           --        --
Other cash costs.....       --           --           --        --         --          --           --        --
Fixed asset
  impairments........       --           --           --        --         --          --           --        --
                         -----        -----       ------     -----      -----        ----        -----      ----
  Total..............       --           --           --        --         --          --           --        --
                         -----        -----       ------     -----      -----        ----        -----      ----
    GRAND TOTAL......    $41.0        $ 9.9       $(39.6)    $11.3      $11.3        $ --        $(7.4)     $3.9
                         =====        =====       ======     =====      =====        ====        =====      ====

                                     2001 ROLLFORWARD
                       --------------------------------------------
                       BEGINNING   PROVISION/               ENDING
                        BALANCE    (REVERSALS)   ACTIVITY   BALANCE
                       ---------   -----------   --------   -------
PRIOR PLANS
Termination
  benefits...........    $ --         $  --       $   --     $ --
Other cash costs.....     3.9            --         (3.9)      --
Fixed asset
  impairments........      --            --           --       --
Other non-cash
  charges............      --            --           --       --
                         ----         -----       ------     ----
  Total..............     3.9            --         (3.9)      --
                         ----         -----       ------     ----
1999 PLAN
Termination
  benefits...........      --            --           --       --
Other cash costs.....      --            --           --       --
Fixed asset
  impairments........      --            --           --       --
                         ----         -----       ------     ----
  Total..............      --            --           --       --
                         ----         -----       ------     ----
2001 PLAN
Termination
  benefits...........      --          14.6         (9.3)     5.3
Other cash costs.....      --           4.1         (0.2)     3.9
Fixed asset
  impairments........      --          11.1        (11.1)      --
                         ----         -----       ------     ----
  Total..............      --          29.8        (20.6)     9.2
                         ----         -----       ------     ----
    GRAND TOTAL......    $3.9         $29.8       $(24.5)    $9.2
                         ====         =====       ======     ====

(6)  EUROPE GOODWILL

     Energizer monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. Continuing unfavorable business trends in Europe, and the unfavorable costs of U.S. dollar-based products resulting from currency declines, represent such conditions. As part of its annual business planning cycle, Energizer performed a thorough evaluation of its European business in the fourth quarter of fiscal 2001, which resulted in a provision for goodwill impairment of $119.0. As of September 30, 2001, the remaining carrying amount of goodwill related to Energizer's European business after the provision for impairment was $8.5.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(7)  INCOME TAXES

     Prior to spin-off, U.S. income tax payments, refunds, credits, provision and deferred tax components have been allocated to Energizer in accordance with Ralston's tax allocation policy. Such policy allocates tax components included in the consolidated income tax return of Ralston to Energizer to the extent such components were generated by or related to Energizer. Subsequent to the spin-off, taxes are provided on a stand-alone basis.

     Had the Energizer tax provision been calculated as if Energizer was a separate, independent U.S. taxpayer, the income tax provision would have been higher by approximately $23.4 in 2000. The higher provision is due primarily to the $24.4 of capital loss benefits that would not be realized on a stand-alone basis.

     The provisions for income taxes consisted of the following for the years ended September 30:

                                          2001              2000                 1999
                                      ------------   ------------------   -------------------
                                                     CONTINUING           CONTINUING
                                      CONSOLIDATED   OPERATIONS   TOTAL   OPERATIONS   TOTAL
                                      ------------   ----------   -----   ----------   ------
Currently payable:
  United States.....................     $42.8         $47.5      $45.2     $(17.5)    $(27.0)
  State.............................       5.4           9.0        8.7        7.9        8.6
  Foreign...........................      22.0          36.6       36.6       27.6       27.8
                                         -----         -----      -----     ------     ------
     Total current..................      70.2          93.1       90.5       18.0        9.4
                                         -----         -----      -----     ------     ------
Deferred:
  United States.....................       1.2           1.2        1.2       68.6       39.1
  State.............................       0.1           0.2        0.2       (0.5)      (2.2)
  Foreign...........................      (1.0)          4.5        4.5        2.3        2.3
                                         -----         -----      -----     ------     ------
     Total deferred.................       0.3           5.9        5.9       70.4       39.2
                                         -----         -----      -----     ------     ------
Provision for income taxes..........     $70.5         $99.0      $96.4     $ 88.4     $ 48.6
                                         =====         =====      =====     ======     ======

     The source of pre-tax earnings was:

                                         2001              2000                  1999
                                     ------------   -------------------   -------------------
                                                    CONTINUING            CONTINUING
                                     CONSOLIDATED   OPERATIONS   TOTAL    OPERATIONS   TOTAL
                                     ------------   ----------   ------   ----------   ------
United States......................     $118.2        $201.9     $200.5     $197.2     $ 75.4
Foreign............................      (86.7)         77.3       77.3       51.0       53.3
                                        ------        ------     ------     ------     ------
Pre-tax earnings...................     $ 31.5        $279.2     $277.8     $248.2     $128.7
                                        ======        ======     ======     ======     ======

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

                                              2001            2000            1999
                                         --------------   -------------   -------------
Computed tax at federal statutory
  rate.................................  $ 11.0    35.0%  $ 97.7   35.0%  $ 86.9   35.0%
State income taxes, net of federal tax
  benefit..............................     3.9    12.4      6.0    2.1      4.8    1.9
Foreign tax in excess of domestic
  rate.................................     5.9    18.6      3.8    1.4      3.3    1.3
Taxes on repatriation of foreign
  earnings.............................     5.2    16.5      6.4    2.3      7.8    3.1
Foreign sales corporation benefit......    (1.2)   (3.8)    (2.0)  (0.7)    (1.7)  (0.7)
Nondeductible goodwill.................     4.1    13.0      5.2    1.9      5.5    2.2
Provision for goodwill impairment......    41.7   132.4       --     --       --     --
Net tax benefit on sale of Spanish
  affiliate in excess of federal
  rate.................................      --      --    (18.9)  (6.7)      --     --
Recognition of U.S. capital losses.....      --      --       --     --    (16.6)  (6.6)
Other, net.............................    (0.1)   (0.3)     0.8    0.2     (1.6)  (0.6)
                                         ------   -----   ------   ----   ------   ----
                                         $ 70.5   223.8%  $ 99.0   35.5%  $ 88.4   35.6%
                                         ======   =====   ======   ====   ======   ====

     In 2001, Energizer recorded a provision for goodwill impairment of $119.0, for which there is no associated tax provision or benefit. See further discussion in Note 6.

     In 2000, Energizer recorded U.S. capital loss tax benefits of $24.4 related to the sale of Energizer's Spanish affiliate. Energizer recognized capital loss tax benefits of $16.6 in 1999, primarily related to past restructuring actions. The capital loss benefits are not recognized in Energizer's pro forma financial results (see Note 22), as Energizer would not have been able to realize these benefits on a stand-alone basis.

     The effective tax rate for discontinued operations is higher than the federal statutory rate in 1999 due to state income taxes.

     The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows:

                                                               2001      2000
                                                              -------   ------
Deferred tax liabilities:
  Depreciation and property differences.....................  $ (61.1)  $(61.1)
  Pension plans.............................................    (38.4)   (31.9)
  Other tax liabilities, non-current........................    (10.3)    (6.1)
                                                              -------   ------
     Gross deferred tax liabilities.........................   (109.8)   (99.1)
                                                              -------   ------
Deferred tax assets:
  Accrued liabilities.......................................     58.8     51.8
  Tax loss carryforwards and tax credits....................     28.6     25.6
  Intangible assets.........................................     42.7     42.6
  Postretirement benefits other than pensions...............     35.3     28.8
  Inventory differences.....................................      4.0      5.2
  Other tax assets, non-current.............................      7.5      8.8
                                                              -------   ------
     Gross deferred tax assets..............................    176.9    162.8
                                                              -------   ------
  Valuation allowance.......................................    (35.1)   (31.1)
                                                              -------   ------
Net deferred tax assets.....................................  $  32.0   $ 32.6
                                                              =======   ======

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     Total deferred tax assets and liabilities shown above include current and non-current amounts.

     Tax loss carryforwards of $1.4 expired in 2001. Future expiration of tax loss carryforwards and tax credits, if not utilized, are as follows: 2002, $1.6; 2003, $4.2; 2004, $4.6; 2005, $3.5; 2006, $2.2; thereafter or no expiration,
$12.5. The valuation allowance is primarily attributed to certain accrued liabilities, tax loss carryforwards and tax credits outside the United States. The valuation allowance increased $4.0 in 2001 primarily due to losses in certain foreign subsidiaries for which no tax benefit is expected to be realized.

     At September 30, 2001, approximately $52.8 of foreign subsidiary net earnings was considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

(8)  EARNINGS PER SHARE

     For fiscal 2001, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.

     Earnings per share has been calculated using Energizer's historical basis earnings for the fiscal 2000 and 1999. For the year ended September 30, 2000, the number of shares used to compute basic earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the six months ended March 31, 2000 (adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock) and the weighted-average number of shares of Energizer stock outstanding from April 1, 2000 to September 30, 2000. For the year ended September 30, 1999, the number of shares used to compute earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the period, adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     The following table sets forth the computation of basic and diluted earnings per share.

                                                                 FOR THE YEAR ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                               2001     2000     1999
                                                              ------   ------   ------
Numerator
  Numerator for basic and dilutive earnings per share -
     Earnings/(loss) from continuing operations.............  $(39.0)  $180.2   $159.8
     Net loss from discontinued operations..................      --       --     (5.6)
     Net gain/(loss) on disposition of discontinued
      operations............................................      --      1.2    (74.2)
                                                              ------   ------   ------
     Net earnings/(loss)....................................  $(39.0)  $181.4   $ 80.0
                                                              ======   ======   ======
Denominator
  Denominator for basic earnings per share -
     Weighted-average shares................................    92.6     96.1    102.6
                                                              ------   ------   ------
  Effect of dilutive securities
     Stock options..........................................     1.0      0.1       --
     Restricted stock equivalents...........................     0.5      0.1       --
                                                              ------   ------   ------
                                                                 1.5      0.2       --

  Denominator for dilutive earnings per share -
     Weighted-average shares and assumed conversions........    94.1     96.3    102.6
                                                              ======   ======   ======
Basic earnings per share
  Earnings/(loss) from continuing operations................  $(0.42)  $ 1.88   $ 1.56
  Net loss from discontinued operations.....................      --       --    (0.06)
  Net gain/(loss) on disposition of discontinued
     operations.............................................      --     0.01    (0.72)
                                                              ------   ------   ------
  Net earnings/(loss).......................................  $(0.42)  $ 1.89   $ 0.78
                                                              ======   ======   ======
Diluted earnings per share
  Earnings/(loss) from continuing operations................  $(0.42)  $ 1.87   $ 1.56
  Net loss from discontinued operations.....................      --       --    (0.06)
  Net gain/(loss) on disposition of discontinued
     operations.............................................      --     0.01    (0.72)
                                                              ------   ------   ------
  Net earnings/(loss).......................................  $(0.42)  $ 1.88   $ 0.78
                                                              ======   ======   ======

(9)  STOCK-BASED COMPENSATION

     Energizer's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards to purchase shares of Energizer's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2001 and 2000, respectively, there were 6.6 million and
7.0 million shares available for future awards.

     Options which have been granted under the Plan have been granted at the market price on the grant date and generally vest ratably over four or five years. Awards have a maximum term of 10 years.

     Restricted stock and restricted stock equivalent awards may also be granted under the Plan. During 2000, the Board of Directors approved the grants of up to 635,000 restricted stock equivalents to a group of key employees and directors upon their purchase of an equal number of shares of Energizer (ENR) stock within a specified period. The restricted stock equivalents will vest three years from their respective dates of grant and will convert into unrestricted shares of ENR stock at that time or, at the recipient's election, will convert at the time of the recipient's retirement or other termination of employment. During fiscal 2001 and 2000, respectively, 120,885 and 488,415 restricted stock equivalents had been granted. The weighted-average fair value for restricted stock equivalents granted in 2001 and 2000 was $19.94 and $18.30, respectively.

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

     Energizer applies APB 25 and related interpretations in accounting for its stock-based compensation. Accordingly, charges to earnings for stock-based compensation were $4.1 and $4.8 in 2001 and 2000, respectively. Had cost for stock-based compensation been determined based on the fair value method set forth under SFAS 123, Energizer's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below. Pro forma amounts are for disclosure purposes only and may not be representative of future calculations.

                                                               2001     2000
                                                              ------   ------
Net earnings/(loss):
  As reported...............................................  $(39.0)  $181.4
  Pro forma.................................................  $(45.7)  $176.1
Basic earnings/(loss) per share:
  As reported...............................................  $(0.42)  $ 1.89
  Pro forma.................................................  $(0.49)  $ 1.83
Diluted earnings/(loss) per share:
  As reported...............................................  $(0.42)  $ 1.88
  Pro forma.................................................  $(0.49)  $ 1.83

     The weighted-average fair value from options granted in fiscal 2001 and 2000 was $7.51 and $7.13 per option, respectively. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                2001        2000
                                                              ---------   ---------
Risk-free interest rate.....................................      4.90%       5.85%
Expected life of option.....................................  7.5 years   7.5 years
Expected volatility of ENR stock............................     19.28%      20.30%
Expected dividend yield on ENR stock........................        --%         --%

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     A summary of nonqualified ENR stock options outstanding is as follows (shares in millions):

                                                           2001                        2000
                                                 -------------------------   -------------------------
                                                          WEIGHTED-AVERAGE            WEIGHTED-AVERAGE
                                                 SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                                 ------   ----------------   ------   ----------------
Outstanding on October 1, .....................   7.37         $17.41           --         $   --
Granted........................................   0.38          20.30         7.37          17.41
Exercised......................................  (0.01)         17.00           --             --
Cancelled......................................  (0.03)         20.00           --             --
                                                 -----                        ----
Outstanding on September 30, ..................   7.71          17.54         7.37          17.41
                                                 -----                        ----
Exercisable on September 30,...................   1.62         $17.43           --         $   --

     The weighted-average remaining contractual life for both the shares outstanding and exercisable at September 30, 2001 was 8.7 years.

(10)  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     Energizer has several defined benefit pension plans covering substantially all of its employees in the United States and certain employees in other countries. The plans provide retirement benefits based on years of service and earnings.

     Energizer also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented below.

     Energizer currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Retiree contributions for health care benefits are adjusted periodically, as total costs of the program change. In prior years, Energizer has increased its contributions for health care benefits to partially mitigate the impact of increased medical costs to eligible retirees, although there is no requirement in Energizer's retiree health plan to do so. The benefit obligation as of the beginning of 2001 and prior is computed assuming such increases continue in the future. In 2001, the plan was amended such that there will not be an increase in the Energizer's contribution rate beyond the level of subsidy to be provided for calendar 2002. The impact of this amendment was a reduction of the projected benefit obligation of $39.4.

     Prior to the spin-off, Energizer employees participated in Ralston's defined benefit plans. In addition, certain groups of retirees and management employees were eligible for certain postretirement benefits provided by Ralston.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     The following tables present the benefit obligation and funded status of the plans for the periods subsequent to the spin-off.

                                                                       SEPTEMBER 30,
                                                              --------------------------------
                                                                  PENSION       POSTRETIREMENT
                                                              ---------------   --------------
                                                               2001     2000     2001    2000
                                                              ------   ------   ------   -----
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year (1)...............  $351.6   $345.6   $ 83.7   $77.6
  Service cost..............................................    16.6      7.8      0.2     0.1
  Interest cost.............................................    24.5     11.8      6.1     2.8
  Plan participants' contributions..........................     0.5      0.2       --      --
  Actuarial (gain)/loss.....................................    20.3     (1.3)     5.8     4.2
  Benefits paid.............................................   (18.4)   (10.0)    (1.8)   (1.0)
  Foreign currency exchange rate changes....................     2.0     (7.0)    (0.2)     --
  Special termination benefits..............................     8.3       --       --      --
  Amendments................................................      --      4.5    (39.4)     --
                                                              ------   ------   ------   -----
  Benefit obligation at end of year.........................  $405.4   $351.6   $ 54.4   $83.7
                                                              ======   ======   ======   =====
CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year (1)........  $557.7   $558.9   $  1.9   $ 1.7
  Actual return on plan assets..............................   (49.0)    16.6      0.4     0.2
  Company contributions.....................................     2.6      1.2      1.8     1.0
  Plan participants' contributions..........................     0.5      0.2      2.0     1.0
  Benefits paid.............................................   (18.4)   (10.0)    (3.8)   (2.0)
  Foreign currency exchange rate changes....................     2.0     (9.2)      --      --
                                                              ------   ------   ------   -----
  Fair value of plan assets at end of year..................  $495.4   $557.7   $  2.3   $ 1.9
                                                              ======   ======   ======   =====

---------------

(1) For fiscal 2000, the benefit obligation and fair value of plan assets are as of April 1, 2000, the date of the spin-off from Ralston.

                                                                       SEPTEMBER 30,
                                                             ---------------------------------
                                                                 PENSION       POSTRETIREMENT
                                                             ---------------   ---------------
                                                              2001     2000     2001     2000
                                                             ------   ------   ------   ------
FUNDED STATUS:
  Funded status of the plan................................  $ 90.0   $206.1   $(52.1)  $(81.8)
  Unrecognized net loss/(gain).............................     6.7   (113.0)     3.1     (2.3)
  Unrecognized prior service cost..........................     0.2      0.4    (42.7)    (3.6)
  Unrecognized net transition asset........................     1.3      1.1       --       --
                                                             ------   ------   ------   ------
  Prepaid/(accrued) benefit cost...........................  $ 98.2   $ 94.6   $(91.7)  $(87.7)
                                                             ------   ------   ------   ------
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET:
  Prepaid benefit cost.....................................  $106.2   $102.0   $   --   $   --
  Accrued benefit liability................................   (10.0)    (9.4)   (91.7)   (87.7)
  Intangible asset.........................................     0.2      0.2       --       --
  Accumulated other comprehensive income...................     1.8      1.8       --       --
                                                             ------   ------   ------   ------
  Net amount recognized....................................  $ 98.2   $ 94.6   $(91.7)  $(87.7)
                                                             ======   ======   ======   ======

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation was $10.0 and $9.4 at September 30, 2001 and 2000, respectively. There are no plan assets for these nonqualified plans as of September 30, 2001.

     Pension assets consist primarily of listed common stocks and bonds. The U.S. plan held 1.7 million shares of ENR stock in both 2001 and 2000. The market values of such stock was $28.8 and $42.4, at September 30, 2001 and 2000, respectively.

     The following table presents pension and postretirement expense for fiscal 2001 and the period subsequent to the spin-off (six months ended September 30, 2000).

                                                                      SEPTEMBER 30,
                                                            ----------------------------------
                                                                PENSION         POSTRETIREMENT
                                                            ----------------    --------------
                                                             2001      2000     2001     2000
                                                            ------    ------    -----    -----
Service cost..............................................  $ 16.6    $  7.8    $ 0.2    $ 0.1
Interest cost.............................................    24.5      11.8      6.1      2.8
Expected return on plan assets............................   (46.9)    (22.4)      --       --
Amortization of unrecognized prior service cost...........      --        --     (0.3)    (0.1)
Amortization of unrecognized transition asset.............     0.3       0.1       --       --
Recognized net actuarial/(gain) loss......................    (3.3)     (1.5)      --       --
                                                            ------    ------    -----    -----
Net periodic benefit cost/(income)........................  $ (8.8)   $ (4.2)   $ 6.0    $ 2.8
                                                            ======    ======    =====    =====

     The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information.

                                                                PENSION       POSTRETIREMENT
                                                              ------------    --------------
                                                              2001    2000    2001     2000
                                                              ----    ----    -----    -----
Discount rate...............................................  6.6%    6.7%     7.0%     7.0%
Expected return on plan assets..............................  8.7%    8.7%      --       --
Compensation increase rate..................................  5.2%    5.2%      --       --

     Assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits as of 2000 and for the beginning of the 2001 valuation. The trend rate used for those periods was 6.5%. As of September 30, 2001, cost trend rates will no longer materially impact the plan.

  PRE-SPIN PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     Prior to the spin-off, Energizer participated in Ralston's noncontributory defined benefit pension plans (Plans), which covered substantially all regular employees in the United States and certain employees in other countries. In fiscal 1999, Ralston amended the qualified U.S. Pension Plan to allow employees to make an irrevocable election effective January 1, 1999 between two pension benefit formulas. Prior to this time, one benefit formula was used. Also effective January 1, 1999, assets of the Plan provide employee benefits in addition to normal retirement benefits. The additional benefit was equal to a 300% match on participants' after-tax contributions of 1% or 1.75% to the Savings Investment Plan. The cost of the Plans allocated to Energizer was based on Energizer's percentage of the total liability of the Plans, as shown in the table below.

     Prior to the spin-off, Ralston provided health care and life insurance benefits for certain groups of retired Energizer employees. The cost of these benefits was allocated to Energizer based on Energizer's percentage of the total liability related to these benefits. Ralston also sponsored plans whereby certain management employees could defer compensation for cash benefits after retirement. The cost of these postretirement benefits is shown in the table below.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     The following table presents the net expense/(income) allocated to Energizer for the respective plans prior to the spin-off.

                                                              2000    1999
                                                              -----   ----
Defined benefit plans.......................................  $(2.1)  $5.2
Postretirement benefits.....................................    3.3    5.8

(11)  DEFINED CONTRIBUTION PLAN

     Energizer sponsors employee savings plans, which cover substantially all U.S. employees. Energizer matches 50% of participants' before-tax contributions up to 6% of compensation. In addition, participants can make after-tax contributions of 1% of compensation into the savings plan. This participant after-tax contribution is matched within the pension plan at 325%. Amounts charged to expense during fiscal 2001 were $3.8. Subsequent to the spin-off from Ralston, Energizer charged $1.8 to expense in fiscal 2000.

     Prior to the spin-off, substantially all regular Energizer employees in the United States were eligible to participate in the Ralston-sponsored defined contribution plans. Participant contributions were matched in accordance with Ralston's plan terms. Prior to the spin-off, Energizer recorded costs as allocated by Ralston. The amount of such costs was $1.2 for the six months ended March 31, 2000 and $3.0 in 1999.

(12)  DEBT

     Immediately prior to the spin-off, Ralston borrowed $478.0 through several interim-funding facilities and assigned all repayment obligations of those facilities to Energizer. In April and May 2000, Energizer entered into separate financing agreements, including an agreement to sell domestic trade receivables as discussed in Note 13 below, and repaid the interim-funding facilities.

     Notes payable at September 30, 2001 and 2000 consisted of notes payable to financial institutions with original maturities of less than one year of $110.3 and $135.0, respectively, and had a weighted-average interest rate of 6.9% and 7.9%, respectively.

     The detail of long-term debt at September 30 is as follows.

                                                               2001     2000
                                                              ------   ------
Private Placement, interest rates ranging from 7.8% to 8.0%,
  due 2003 to 2010..........................................  $175.0   $175.0
Revolving Credit Facility, interest rate 3.7%, due 2006.....    50.0    195.0
                                                              ------   ------
                                                               225.0    370.0
Less current portion........................................      --       --
                                                              ------   ------
  Total long-term debt......................................  $225.0   $370.0
                                                              ======   ======

     Energizer maintains total committed long-term debt facilities of $625.0, of which $400.0 remained available as of September 30, 2001.

     Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3-to-1 and the ratio of its EBIT to total interest expense must exceed 3-to-1.

     Aggregate maturities on all long-term debt are as follows: $15.0 in 2003, $160.0 in 2005 and $50.0 thereafter.

(13)  SALE OF ACCOUNTS RECEIVABLE

     Energizer entered into an agreement to sell, on an ongoing basis, a pool of domestic trade accounts receivable to a wholly owned bankruptcy-remote subsidiary of Energizer. The subsidiary qualifies as a Special Purpose Entity
(SPE) for accounting purposes and is therefore not consolidated for financial reporting purposes. The SPE's sole purpose is the acquisition of receivables from Energizer and the sale of its interests in the receivables to a multi-seller receivables securitization company. Energizer's investment in the SPE is classified as Other Current Assets on the Consolidated Balance Sheet as disclosed below.

     The activity related to the SPE at September 30, is presented in the table below. The net proceeds of the transaction were used to reduce various debt instruments. The proceeds are reflected as operating cash flows in Energizer's Consolidated Statement of Cash Flows.

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Total outstanding accounts receivable sold to SPE...........   $184.1     $257.1
Cash received by SPE from sale of receivables to a third
  party.....................................................     86.2      100.0
Subordinated retained interest..............................     97.9      157.1
Energizer's investment in SPE...............................     97.9      157.1

(14)  PREFERRED STOCK

     Energizer's Articles of Incorporation authorize Energizer to issue up to 10 million shares of $.01 par value of preferred stock. As of September 30, 2001, there were no shares of preferred stock outstanding.

(15)  SHAREHOLDERS EQUITY

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

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

     At September 30, 2001, there were 300 million shares of ENR stock authorized, of which approximately 8.4 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

     In September 2000, Energizer's Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer's common stock, of which approximately 3.8 million shares have been repurchased.

(16)  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Foreign currency contracts - Energizer enters into foreign exchange forward contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. Energizer has not designated any financial instruments as hedges for accounting purposes. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which Energizer is exposed include external purchase transactions and intercompany receivables, dividends and service fees.

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

                                                               2001     2000
                                                              ------   ------
INSTRUMENT
  Forwards..................................................  $121.3   $122.5
  Options...................................................    16.0     25.0
CURRENCY
  Swiss franc...............................................   105.7    117.2
  Canadian dollar...........................................      --     25.0
  Euro......................................................    27.5       --
  Other currencies..........................................     4.1      5.3

     Concentration of Credit Risk - The counterparties to foreign currency contracts consist of a number of major international financial institutions and are generally institutions with which Energizer maintains lines of credit. Energizer does not enter into foreign exchange contracts through brokers nor does it trade foreign exchange contracts on any other exchange or over-the-counter markets. Risk of currency positions and market-to-market valuation of positions are strictly monitored at all times.

     Energizer continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. Energizer has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes Energizer to potential credit losses, such losses are not anticipated due to the control features mentioned.

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

     Financial Instruments - Energizer's financial instruments include cash and cash equivalents, short-term and long-term debt, foreign currency contracts, and interest rate swap agreements. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

     At September 30, 2001 and 2000, the fair market value of long-term debt was $242.2 and $371.9, respectively, compared to its carrying value of $225.0 and $370.0, respectively. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

     The fair value of foreign currency contracts is the amount that Energizer would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, Energizer would receive a total net payment of $6.7 and would be required to make a payment of $2.4 to counterparties for outstanding foreign currency contracts at September 30, 2001 and 2000, respectively. However, these payments are unlikely due to the fact that Energizer enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(17)  ENVIRONMENTAL AND LEGAL MATTERS

     Government Regulation and Environmental Matters - The operations of Energizer, like those of other companies engaged in the battery business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks, and waste handling and disposal.

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

     In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy court. In the event that the buyer would become unable to continue such programs, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site.

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

     Accruals for environmental remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

     It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $5.9 at September 30, 2001 for estimated liabilities, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or year.

     Legal Proceedings - Energizer previously disclosed that Zinc Products Company, a division of Alltrista Corp., a supplier of zinc cans used in the manufacture of batteries, filed suit against Energizer, claiming breach of contract when Energizer closed its Fremont, Ohio plant. In January of 2001, the suit was dismissed upon a settlement payment, in an immaterial amount, by Energizer.

     In October of 2001, Energizer entered into separate settlement agreements with Strategic Electronics and Duracell related to outstanding contract claims associated with Duracell's and Energizer's on-label battery testers. Under the terms of the agreements, mutual releases of all outstanding claims were given, and Energizer was licensed to utilize any applicable patents related to its on-label battery tester.

     Energizer and its subsidiaries are parties to a number of other legal proceedings in various jurisdictions arising out of the operations of the Energizer business.

     Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, Energizer believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to Energizer's financial position, taking into account established accruals for estimated liabilities. These liabilities, however, could be material to results of operations or cash flows for a particular quarter or year.

(18)  OTHER COMMITMENTS AND CONTINGENCIES

     Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2001 were: 2002 - $15.7, 2003 - $9.9, 2004 - $8.5,
2005 - $7.8, 2006 - $7.7 and thereafter - $31.7. These leases are primarily for office facilities.

     Total rental expense for all operating leases was $17.9, $17.5 and $21.5 in 2001, 2000 and 1999, respectively.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(19)  SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

SUPPLEMENTAL BALANCE SHEET INFORMATION:

                                                                2001       2000
                                                              --------   --------
INVENTORIES
  Raw materials and supplies................................  $   47.0   $   64.0
  Work in process...........................................      91.4       87.0
  Finished products.........................................     222.9      308.1
                                                              --------   --------
     Total Inventories......................................  $  361.3   $  459.1
                                                              ========   ========
OTHER CURRENT ASSETS
  Investment in SPE (see Note 13)...........................  $   97.9   $  157.1
  Miscellaneous receivables.................................      25.3       36.6
  Deferred income tax benefits..............................      46.3       38.9
  Prepaid expenses..........................................      39.8       44.1
  Other.....................................................       0.6        2.0
                                                              --------   --------
     Total Other Current Assets.............................  $  209.9   $  278.7
                                                              ========   ========
PROPERTY AT COST
  Land......................................................  $   10.1   $   14.6
  Buildings.................................................     147.6      140.6
  Machinery and equipment...................................     834.5      816.9
  Construction in progress..................................      37.8       47.7
                                                              --------   --------
     Total gross property...................................   1,030.0    1,019.8
  Accumulated depreciation..................................     553.9      534.4
                                                              --------   --------
     Total Net Property.....................................  $  476.1   $  485.4
                                                              ========   ========
OTHER ASSETS
  Goodwill (net of accumulated amortization: 2001 - $32.7,
     2000 - $117.0).........................................  $   38.1   $  168.0
  Other intangible assets (net of accumulated amortization:
     2001 - $364.7, 2000 - $356.1)..........................      72.7       82.4
  Pension asset.............................................     106.2      102.0
  Deferred charges and other assets.........................      21.2       25.4
                                                              --------   --------
     Total Other Assets.....................................  $  238.2   $  377.8
                                                              ========   ========
OTHER CURRENT LIABILITIES
  Accrued advertising, promotion and allowances.............  $  143.2   $  123.2
  Accrued salaries, vacations and incentive compensation....      47.2       47.4
  Restructuring reserves....................................       0.6        3.9
  Other.....................................................      84.7       74.1
                                                              --------   --------
     Total Other Current Liabilities........................  $  275.7   $  248.6
                                                              ========   ========
OTHER NON-CURRENT LIABILITIES
  Postretirement benefit liability..........................  $   91.7   $   87.7
  Other non-current liability...............................      77.8       69.0
                                                              --------   --------
     Total Other Non-current Liabilities....................  $  169.5   $  156.7
                                                              ========   ========

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

                                                              2001    2000    1999
                                                              -----   -----   -----
Balance at beginning of year................................  $12.5   $19.3   $19.6
Provision charged to expense................................    2.8     5.1     6.7
Write-offs, less recoveries.................................   (3.9)   (5.9)   (7.0)
Transfer to SPE (see Note 13)...............................    0.4    (6.0)     --
                                                              -----   -----   -----
Balance at end of year......................................  $11.8   $12.5   $19.3
                                                              =====   =====   =====

SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION:

                                                              2001    2000    1999
                                                              -----   -----   -----
Interest paid...............................................  $36.1   $19.5   $11.7
Income taxes paid...........................................   83.1    86.5    44.0

(20)  SEGMENT INFORMATION

     Energizer manufactures and markets dry cell batteries including alkaline, carbon zinc, miniature and specialty batteries, and flashlights and other lighting products throughout the world. Operations are managed via four major geographic areas -- North America (the United States, Canada and Caribbean), Asia Pacific, Europe, and South and Central America (including Mexico). This structure is the basis for Energizer's reportable operating segment information disclosed below. Segment performance is evaluated based on operating profit, exclusive of general corporate expenses, restructuring charges and amortization of goodwill and intangibles. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

     Intersegment sales are generally valued at market-based prices and represent the difference between total sales and external sales as presented in the table below. Segment profitability includes profit on these intersegment sales. One single mass merchandiser accounted for 16.6%, 15.3% and 13.5% of total net sales in 2001, 2000 and 1999, respectively, primarily in North America.

                                          2001                  2000                  1999
                                   -------------------   -------------------   -------------------
                                    TOTAL     EXTERNAL    TOTAL     EXTERNAL    TOTAL     EXTERNAL
NET SALES                           SALES      SALES      SALES      SALES      SALES      SALES
---------                          --------   --------   --------   --------   --------   --------
North America....................  $1,068.8   $  970.6   $1,228.2   $1,123.9   $1,131.1   $1,031.1
Asia Pacific.....................     373.8      329.0      465.2      395.5      432.0      386.8
Europe...........................     264.1      261.4      287.1      278.6      326.1      322.8
South and Central America........     143.2      133.2      147.5      129.7      154.4      137.8
                                   --------   --------   --------   --------   --------   --------
     Total Net Sales.............             $1,694.2              $1,927.7              $1,878.5
                                              ========              ========              ========

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                             2001      2000     1999
                                                            -------   ------   ------
OPERATING PROFIT BEFORE RESTRUCTURING CHARGES,
  AMORTIZATION AND UNUSUAL ITEMS
  North America...........................................  $ 203.0   $311.9   $291.4
  Asia Pacific............................................     75.8    111.9     89.2
  Europe..................................................     (2.6)    (0.2)    (1.2)
  South and Central America...............................      7.1     12.1     14.5
                                                            -------   ------   ------
     Total segment profitability..........................    283.3    435.7    393.9
  General corporate expenses..............................    (20.9)   (37.4)   (54.0)
  Research and development expense........................    (46.4)   (49.9)   (48.5)
                                                            -------   ------   ------
     Operating Profit before Restructuring Charges,
       Amortization and Unusual Items.....................    216.0    348.4    291.4
  Provision for goodwill impairment.......................   (119.0)      --       --
  Provisions for restructuring............................    (29.8)      --     (9.9)
  Intellectual property rights income.....................     20.0       --       --
  Costs related to spin-off...............................       --     (5.5)      --
  Loss on disposition of Spanish affiliate................       --    (15.7)      --
  Amortization............................................    (21.2)   (24.1)   (25.0)
  Interest and other financial items......................    (34.5)   (23.9)    (8.3)
                                                            -------   ------   ------
     Total Earnings from Continuing Operations Before
       Income Taxes.......................................  $  31.5   $279.2   $248.2
                                                            =======   ======   ======
DEPRECIATION
  North America...........................................  $  38.1   $ 34.8   $ 45.0
  Asia Pacific............................................     11.5     12.4     11.1
  Europe..................................................      6.4      7.7     10.3
  South and Central America...............................      2.6      3.0      2.0
                                                            -------   ------   ------
     Total Depreciation Expense...........................  $  58.6   $ 57.9   $ 68.4
                                                            =======   ======   ======

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                           2001       2000       1999
                                                         --------   --------   --------
ASSETS AT YEAR-END
  North America........................................  $  851.7   $  956.5   $  815.5
  Asia Pacific.........................................     195.7      245.7      271.4
  Europe...............................................     259.2      244.7      282.2
  South and Central America............................      80.2       96.2       98.0
                                                         --------   --------   --------
     Total segment assets..............................   1,386.8    1,543.1    1,467.1
  Goodwill and other intangible assets.................     110.8      250.4      299.4
  Investment in discontinued operations................        --         --       67.2
                                                         --------   --------   --------
     Total Assets......................................  $1,497.6   $1,793.5   $1,833.7
                                                         ========   ========   ========
CAPITAL EXPENDITURES
  North America........................................  $   69.0   $   56.0   $   39.6
  Asia Pacific.........................................       4.6        8.4       18.4
  Europe...............................................       2.6        6.0        8.9
  South and Central America............................       1.7        2.4        2.3
                                                         --------   --------   --------
     Total Capital Expenditures........................  $   77.9   $   72.8   $   69.2
                                                         ========   ========   ========

GEOGRAPHIC SEGMENT INFORMATION:

                                                           2001       2000       1999
                                                         --------   --------   --------
NET SALES
  United States........................................  $  903.4   $1,053.5   $  972.4
  International........................................     790.8      874.2      906.1
                                                         --------   --------   --------
     Total Net Sales...................................  $1,694.2   $1,927.7   $1,878.5
                                                         ========   ========   ========
LONG-LIVED ASSETS
  United States........................................  $  527.1   $  517.9   $  404.6
  International........................................     187.2      345.3      387.9
                                                         --------   --------   --------
     Total Long Lived-Assets...........................  $  714.3   $  863.2   $  792.5
                                                         ========   ========   ========

     Supplemental product information is presented below for revenues from external customers.

                                                           2001       2000       1999
                                                         --------   --------   --------
NET SALES
  Alkaline Batteries...................................  $1,124.5   $1,282.3   $1,205.5
  Carbon Zinc Batteries................................     263.4      324.3      366.7
  Lighting Products....................................     114.0      130.4      131.1
  Miniature Batteries..................................      67.2       64.9       65.7
  Other................................................     125.1      125.8      109.5
                                                         --------   --------   --------
     Total Net Sales...................................  $1,694.2   $1,927.7   $1,878.5
                                                         ========   ========   ========

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(21)  QUARTERLY FINANCIAL INFORMATION -- (UNAUDITED)

     The results of any single quarter are not necessarily indicative of Energizer's results for the full year. Net earnings of Energizer are significantly impacted in the first quarter by the additional sales volume associated with the December holiday season.

                                                    FIRST    SECOND   THIRD    FOURTH
                                                    ------   ------   ------   -------
FISCAL 2001
Net sales (a).....................................  $559.3   $355.0   $347.2   $ 432.7
Gross profit (a)..................................   247.7    150.4    131.4     165.6
Net earnings/(loss)...............................    54.2      5.6     15.7    (114.5)
Basic and diluted earnings/(loss) per share.......  $ 0.57   $ 0.06   $ 0.17   $ (1.25)

                                                     FIRST    SECOND   THIRD    FOURTH
                                                     ------   ------   ------   ------
FISCAL 2000
Net sales (a)......................................  $678.2   $364.0   $404.3   $481.2
Gross profit (a)...................................   334.6    155.4    184.2    209.5

Earnings from continuing operations (b)............   104.7     15.7     23.2     36.6
Gain on disposition of discontinued operations.....      --      1.2       --       --
                                                     ------   ------   ------   ------
Net earnings.......................................  $104.7   $ 16.9   $ 23.2   $ 36.6
Basic and Diluted Earnings Per Share (c)
Earnings from continuing operations................  $ 1.07   $ 0.17   $ 0.24   $ 0.38
Net gain on discontinued operations................      --     0.01       --       --
                                                     ------   ------   ------   ------
Net earnings.......................................  $ 1.07   $ 0.18   $ 0.24   $ 0.38

(a) Certain reclassifications have been made to comply with EITF 00-10, 00-14 and 00-25. See Note 2 for further discussion.

                                                             FIRST    SECOND   THIRD
                                                             ------   ------   ------
FISCAL 2001
Net sales as disclosed in 10Q..............................  $558.7   $351.9   $346.6
Reclassifications, net.....................................     0.6      3.1      0.6
                                                             ------   ------   ------
Reclassified net sales.....................................  $559.3   $355.0   $347.2

Gross profit as disclosed in 10Q...........................  $266.7   $162.3   $145.0
Reclassifications, net.....................................   (19.0)   (11.9)   (13.6)
                                                             ------   ------   ------
Reclassified gross profit..................................  $247.7   $150.4   $131.4

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                     FIRST    SECOND   THIRD    FOURTH
                                                     ------   ------   ------   ------
FISCAL 2000
Net sales as disclosed in 10K......................  $673.6   $359.9   $402.8   $478.0
Reclassifications, net.............................     4.6      4.1      1.5      3.2
                                                     ------   ------   ------   ------
Reclassified net sales.............................  $678.2   $364.0   $404.3   $481.2

Gross profit as disclosed in 10K...................  $351.4   $167.3   $196.9   $224.0
Reclassifications, net.............................   (16.8)   (11.9)   (12.7)   (14.5)
                                                     ------   ------   ------   ------
Reclassified gross profit..........................  $334.6   $155.4   $184.2   $209.5


(b) Earnings from continuing operations include the following items:

                                                               2001    2000
                                                              ------   -----
Second quarter
  Costs related to spin-off.................................            (3.3)
  Loss on disposition of Spanish affiliate..................      --   (15.7)
  Capital loss tax benefits.................................      --    24.4
Third quarter
  Intellectual property rights income.......................    12.3      --
Fourth quarter
  Provision for goodwill impairment.........................  (119.0)     --
  Provisions for restructuring..............................   (19.4)     --

(c) For the periods prior to the spin-off, shares used in the earnings per share calculation are based on the weighted-average number of shares of Ralston common stock outstanding adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock.

(22)  PRO FORMA FINANCIAL RESULTS

     The pro forma consolidated statements of earnings for the year ended September 30, 2000 and 1999 present the consolidated results of Energizer's operations assuming the spin-off had occurred as of October 1, 1999. Such statements of earnings has been prepared by adjusting the historical statement of earnings to indicate the effect of estimated costs and expenses, the recapitalization associated with the spin-off and the synchronization of international operations' reporting.

     The pro forma results from September 30, 2000 also reflect the synchronization of international operations' reporting (see Note 2).

     The pro forma statement of earnings may not necessarily reflect the consolidated results of operations that would have existed had the spin-off been effected on the dates specified nor are they necessarily indicative of future results.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS:

                                                            YEAR ENDED SEPTEMBER 30, 2000
                                                ------------------------------------------------------
                                                              PRO FORMA       REPORTING
                                                HISTORICAL   ADJUSTMENTS   SYNCHRONIZATION   PRO FORMA
                                                 9/30/00      SPIN-OFF     ADJUSTMENTS (H)    9/30/00
                                                ----------   -----------   ---------------   ---------
Net sales.....................................   $1,927.7      $   --          $(28.4)       $1,899.3

Cost of products sold.........................    1,044.0          --           (11.8)        1,032.2
Selling, general and administrative expense...      344.8         4.0(a)           --           348.8
                                                       --         0.8(b)           --              --
                                                       --        (0.8)(c)          --              --
Advertising and promotion expense.............      164.7          --              --           164.7
Research and development expense..............       49.9          --              --            49.9
Costs related to spin-off.....................        5.5          --              --             5.5
Loss on disposition of Spanish affiliate......       15.7          --              --            15.7
Interest expense..............................       27.5        17.1(d)         (0.2)           44.4
Other financing items, net....................       (3.6)         --            (1.0)           (4.6)
                                                 --------      ------          ------        --------
Earnings/(loss) from continuing operations
  before taxes................................      279.2       (21.1)          (15.4)          242.7
Income taxes..................................      (99.0)      (23.4)(e)         6.4          (107.6)
                                                       --         8.4(f)           --              --
                                                 --------      ------          ------        --------
Earnings/(loss) from continuing operations....   $  180.2      $(36.1)         $ (9.0)       $  135.1
                                                 ========      ======          ======        ========
Earnings per share from continuing operations
  (g)
  Basic.......................................   $   1.88                                    $   1.41
  Diluted.....................................   $   1.87                                    $   1.40
Weighted-average shares of common stock (g)
     Basic....................................       96.1                                        96.1
     Diluted..................................       96.3                                        96.3

(a) To reflect the incremental costs associated with becoming a stand-alone company including Board of Director costs, stock exchange registration fees, shareholder record keeping services, external financial reporting, treasury services, tax planning and compliance, certain legal expenses, and compensation planning and administration.

(b) To adjust pension income on plan assets transferred to Energizer plans upon the spin-off.

(c) To eliminate expense of certain postretirement benefits retained by Ralston.

(d) To reflect the increase in interest expense associated with debt levels to be assumed at spin-off. The adjustment reflects an average interest rate of 6.7% for $67.0 of incremental notes payable and 7.2% for $411.0 of incremental long-term debt. Approximately $303.0 of the incremental debt has a variable interest rate. A 1/8% variation in the interest rate would change interest expense by $.4.

(e) To reflect taxes as if Energizer was a single, stand-alone U.S. taxpayer.

(f) To reflect tax effect of the above pro forma adjustments.

(g) The number of shares used to compute earnings per share is based on the weighted-average number of basic shares of Ralston stock outstanding during the period adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock and the weighted-average number of shares of Energizer shares outstanding from April 1, 2000 to September 30, 2000.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(h) To reflect adjustments related to the synchronization of international reporting as discussed in Note 2 to the Consolidated Financial Statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS:

                                                                 YEAR ENDED SEPTEMBER 30, 1999
                                                             --------------------------------------
                                                                           PRO FORMA
                                                             HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                              9/30/99      SPIN-OFF        9/30/99
                                                             ----------   -----------     ---------
Net sales..................................................   $1,878.5      $   --        $1,878.5
Cost of products sold......................................    1,059.5          --         1,059.5
Selling, general and administrative expense................      368.4         8.0(a)        371.3
                                                                    --        (3.3)(b)          --
                                                                    --        (1.8)(c)(d)       --
Advertising and promotion expense..........................      137.8          --           137.8
Research and development expense...........................       48.5          --            48.5
Provisions for restructuring...............................        7.8          --             7.8
Interest expense...........................................        7.6        36.9(e)         44.5
Other financing items, net.................................        0.7          --             0.7
                                                              --------      ------        --------
Earnings/(loss) from continuing operations before taxes....      248.2       (39.8)          208.4
Income taxes...............................................      (88.4)      (11.2)(f)       (91.5)
                                                                    --         8.1(g)
                                                              --------      ------        --------
Earnings/(loss) from continuing operations.................   $  159.8      $(42.9)       $  116.9
                                                              ========      ======        ========
Earnings per share from continuing operations (h)
  Basic and diluted........................................   $   1.56                    $   1.14
Weighted-average shares of common stock (h)
  Basic and diluted........................................      102.6                       102.6

(a) To reflect the incremental costs associated with becoming a stand-alone company including Board of Director costs, stock exchange registration fees, shareholder record keeping services, external financial reporting, treasury services, tax planning and compliance, certain legal expenses, and compensation planning and administration.

(b) To adjust pension income on plan assets transferred to Energizer plans upon the spin-off.

(c) To eliminate expense of certain postretirement benefits retained by Ralston.

(d) In addition to costs described above, compensation for certain executive officers will be higher than the costs included in the historical financial statements. The amount of the increase cannot be determined at this time.

(e) To reflect the increase in interest expense associated with debt levels to be assumed at spin-off. The adjustment reflects an average interest rate of 7.0% for $150.0 of incremental notes payable and 7.7% for $343.9 of incremental long-term debt. The incremental notes payable will have a variable interest rate. A 1/8% variation in the interest rate would change interest expense by $.4.

(f) To reflect taxes as if Energizer was a single, stand-alone U.S. taxpayer.

                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

(g) To reflect tax effect of the above pro forma adjustments.

(h) The number of shares used to compute earnings per share is based on the weighted-average number of basic shares of Ralston stock outstanding during the period adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock.