Form 10-K, Exhibit 13
period 2002-09-30
ENERGIZER HOLDINGS INC
filed 2002-12-13
CIK 1096752

FINANCIAL REVIEW                                                            2002

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

                                                20
                                                Report of Independent
                                                Accountants

                                                21
                                                Consolidated Financial
                                                Statements

                                                25
                                                Notes to Consolidated
                                                Financial Statements



PAGE 9   ENR 2002 Annual Report





Energizer Holdings, Inc.

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


Business Overview

Energizer is one of the world's largest manufacturers of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and/or markets a complete line of primary alkaline and carbon zinc, miniature and rechargeable batteries primarily under the brands Energizer e2, Energizer and Eveready, as well as specialty photo lithium batteries, flashlights and other lighting products.


There has been a continuing shift in consumer preference from carbon zinc batteries to higher powered, higher priced alkaline batteries. Alkaline batteries are now the predominant primary battery in most parts of the world except Asia and Africa. However, carbon zinc batteries continue to play a major role in less developed countries throughout the world and offer Energizer market position in those countries. Energizer uses its full portfolio of products to better meet consumer needs.


Energizer and its subsidiaries operate 21 manufacturing and packaging facilities in 14 countries on four continents. Its products are marketed and sold in more than 150 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers. Energizer's operations are managed via four major geographic areas - North America (the United States, Canada and Caribbean), Asia Pacific, Europe, and South and Central America (including Mexico). Segment profit and sales are concentrated in the North America and Asia Pacific areas which together account for 92% and 78%, respectively, of 2002 segment profit and sales.


The battery category continues to be highly competitive as manufacturers compete for consumer acceptance and retail shelf space. Economic weakness and inventory reductions by retailers have further pressured the battery category globally.


In the United States, retail alkaline battery category sales grew an estimated 7% to 10% annually through fiscal 1999, and spiked to unprecedented levels in late calendar 1999 due to concerns about the year 2000 date change. Following the millennium change, consumers and retailers reduced their battery supplies, dampening category sales in the latter part of fiscal 2000 and in 2001. During 2002, retail alkaline units grew an estimated 6% compared to 2001, but have not returned to historical growth rates. Over the last three years, category dollar sales have lagged unit sales as consumer purchases have shifted to larger pack sizes, and promotional discounting has deepened as competitors attempt to gain or protect share. Energizer estimates its share of the total U.S. retail alkaline market was approximately 32% in 2002 and 2001 and 33% in 2000.


Retail outlets experiencing the strongest battery category growth in the United States include mass merchandisers' super center format, home centers and dollar stores, while traditional outlets such as food, drug and hardware declined. Wal-Mart Stores, Inc. and its subsidiaries is Energizer's largest customer. Energizer is well positioned to meet the needs of customer and consumer demands in these formats, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence in each of the retail channels.


Internationally, economic conditions and currency devaluation, relative to the U.S. dollar, have been unfavorable to Energizer during 2000 through 2002. In 2002, the Argentine peso value declined in excess of 70%. In 2001, Australia, New Zealand, the Philippines and other countries in the Asia Pacific region experienced devaluation. The Euro and certain other European currencies rebounded in 2002 and late 2001 after devaluation in 2000 and most of 2001. A significant portion of Energizer's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currency devaluation relative to the U.S. dollar reduces margins to the extent increased costs in local currency terms are not offset by local currency price increases. Conversely, strengthening currencies relative to the U.S. dollar are generally favorable to Energizer's profit margins. Changes in the value of local currencies may continue to impact segment profitability in the future.


Reporting Period Synchronization

Energizer historically reported results of international operations on a one-month lag. As a result, years prior to 2001 represent results of international operations for September through August combined with the U.S. results for October through September. Beginning in fiscal 2001, Energizer synchronized international operations' reporting to be consistent with U.S. reporting.



ENR 2002 Annual Report    PAGE 10





The impact of the synchronization on fiscal 2000 results was to decrease sales by $28.4 to $1,899.3 and net earnings by $9.0 to $171.2. The impact of the synchronization on fiscal 2000 reported earnings per share was a decrease of $.09 per share.


Highlights

Net earnings for the year ended September 30, 2002 were $186.4 compared to a loss of $39.0 in 2001 and net earnings of $181.4 in 2000. Basic and diluted earnings per share in 2002 were $2.05 and $2.01, respectively, compared to a loss of $.42 per share in 2001 and basic and diluted earnings per share of $1.89 and $1.88 in 2000, respectively.


Current year net earnings include the following items, stated on an after-tax basis: accounts receivable write-off associated with the bankruptcy of Kmart of $9.3, provisions for restructuring and related costs of $7.8, tax benefits related to prior years' losses of $6.7 and a gain on the sale of property of $5.0. Fiscal 2001 results included the following after-tax items: a provision for goodwill impairment of $119.0, restructuring of $19.4 and amortization of goodwill and other intangible assets of $15.1, which is no longer required under accounting rules adopted in fiscal 2002, as well as intellectual property rights income of $12.3. Fiscal 2000 results include after-tax charges of $3.3 related to the spin-off, $15.7 loss on the disposition of Energizer's Spanish affiliate and amortization of goodwill and other intangible assets of $16.6, which is no longer required under accounting rules adopted in fiscal 2002, as well as capital loss tax benefits of $24.4.


Fiscal 2000 results include a net gain on disposition of discontinued operations of $1.2, or $.01 per share, related to the final settlement of the sale of discontinued operations.


All statement of earnings-related discussions comparing fiscal 2001 to fiscal 2000 below refer to comparisons using synchronized fiscal 2000 results.

Operating Results

NET SALES

Net sales increased $45.5, or 3%, in 2002 compared to 2001 on higher volume. Favorable pricing and product mix was substantially offset by currency devaluation. Net sales decreased $205.1, or 11%, in 2001 compared to 2000 with unfavorable pricing and product mix, lower volumes and currency devaluation each accounting for about one-third of the decline. See comments on sales changes by region in the Segment Results section below.


GROSS MARGIN

Gross margin dollars increased $80.8, or 12%, in 2002 on lower product costs and higher sales. Gross margin percentage improved 3.6 percentage points in 2002 to 44.6% of sales. Gross margin percentage increased in all segments due to lower product cost. Gross margin dollars decreased $172.0, or 20%, in 2001 primarily on lower sales in North America and Asia Pacific. Gross margin percentage declined 4.7 percentage points in 2001 to 41.0% on lower sales.


All geographic segments benefited in 2002 from lower material and variable costs, the impact of restructuring activities undertaken in 2001 and improved plant operating levels. In 2001, product costs were unfavorable compared to 2000, primarily due to lower plant operating levels.


SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expense decreased $13.3, or 4%, in 2002 on lower overhead costs in North America, Asia Pacific, and South and Central America and the absence of goodwill and intangible amortization, which is no longer amortized as of 2002 due to the adoption of new accounting rules, partially offset by higher corporate expenses and a $15.0 write-off of Kmart pre-bankruptcy accounts receivable. Selling, general and administrative expense decreased $24.5, or 7%, in 2001 compared to 2000 on lower corporate, Asia Pacific and Europe expenses. Selling, general and administrative expenses were 17.6%, 18.9% and 18.2% of sales in 2002, 2001 and 2000, respectively.


ADVERTISING AND PROMOTION

Advertising and promotion expense decreased $9.1 in 2002 and $31.1 in 2001 on lower spending in all regions. Advertising and promotion as a percent of sales was 7.2%, 7.9% and 8.7% in 2002, 2001 and 2000, respectively.

SEGMENT RESULTS

Energizer's operations are managed via four major geographic areas - North America (the United States, Canada and Caribbean), Asia Pacific, Europe, and South and Central America (including Mexico). Prior to fiscal 2002, each segment reported profit from its intersegment sales in its own segment results. Changes in intersegment profit captured in inventory and not yet sold to outside customers were recorded in general corporate expenses. Due to increased levels of intersegment sales related to production consolidation and in light of Energizer's current management objectives and structure, Energizer believes the exclusion of intersegment profit in segment results is a more appropriate view of its operating segments.


Beginning in fiscal 2002, Energizer reported segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Profit on sales to other segments will no longer be reported in the selling region. As a result, segments with manufacturing capacity that are net exporters to other segments will show lower segment profit than in the past. Segments that are net importers of Energizer-manufactured product will show higher segment profit than in the past.



ENR 2002 Annual Report   PAGE 11






Energizer Holdings, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION Continued
(Dollars in millions except per share and percentage data)

This structure is the basis for Energizer's reportable operating segment information presented in Note 22 to the Consolidated Financial Statements. Prior periods have been restated for comparability. Energizer evaluates segment profitability based on operating profit before general corporate expenses, research and development expenses, amortization of goodwill and intangibles, and unusual items.


NORTH AMERICA Net sales increased $64.7, or 7%, in 2002 on higher volume. Alkaline and photo lithium battery unit sales increased 7% and 22%, respectively. Pricing and product mix was slightly unfavorable for the year. Gross margin increased $75.4 in 2002 on lower product cost and higher sales. Segment profit increased $83.8, or 41%, reflecting higher margins and lower overhead and advertising expenses, partially offset by the $15.0 write-off of Kmart pre-bankruptcy accounts receivable.


Net sales decreased $152.3, or 14%, in 2001 with lower volume accounting for slightly more than half of the decline. Alkaline, carbon zinc and lighting products unit volume decreased 5%, 4% and 13%, respectively, from 2000, compared to heavy Y2K demand in 2000, and reflecting retail inventory reductions in 2001. Unfavorable pricing and product mix accounted for the remainder of the sales decline, reflecting increased promotional spending. Gross margin decreased $118.9 in 2001 on unfavorable pricing and product mix, lower volume and higher product cost rates associated with lower production levels. Segment profit decreased $104.1, or 34%, as lower gross margin was partially offset by lower advertising and promotion expense.


ASIA PACIFIC Net sales decreased $1.9, or 1%, in 2002 as unfavorable currency translation of $5.1 and lower volume from non-alkaline product lines were nearly offset by improved pricing and higher alkaline volume. Alkaline volume increased 25% in 2002 on significantly increased sales to equipment manufacturers and a 6% increase in unit sales to retail channels, while carbon zinc and lighting products unit volume declined 5% and 15%, respectively. In 2002, segment profit increased $11.9, or 18%, primarily on lower product and overhead costs.


Net sales decreased $46.6, or 13%, in 2001. Excluding currency devaluation of $30.3, net sales decreased $16.3, or 4%, on lower volume reflecting unfavorable economic conditions in the region. Alkaline, carbon zinc and lighting products unit volume decreased 5%, 8% and 2%, respectively, from 2000. Segment profit for Asia Pacific decreased $20.8, or 24%, in 2001 with unfavorable currency effects accounting for $19.0 of the decline. Absent currencies, segment profit decreased $1.8, or 2%, on lower volume and higher product cost, partially offset by lower advertising and promotion and overhead expenses.


EUROPE In 2002, net sales increased $16.0, or 6%, on improved pricing and product mix and favorable currency translation of $9.9, partially offset by lower carbon zinc volume. Favorable pricing and product mix reflects the launch of higher priced, higher performing Energizer Ultra+ in late 2001. In 2002, alkaline unit volume increased 2%, while carbon zinc continued to decline with a 16% decrease. Segment profit increased in 2002 by $14.7, including favorable currency of $1.8, due to higher sales and lower product costs.


Net sales for Europe decreased $13.1, or 5%, in 2001, which included currency devaluation of $24.2. Absent currency effect, sales increased $11.1, or 4%, on higher volume, partially offset by unfavorable pricing and product mix in the first three quarters of the year. Alkaline unit volume increased 19% during 2001 while carbon zinc volume declined 12%. Much of the volume increase and unfavorable pricing was due to heavy promotional activity early in the year. Segment results for Europe improved $.5 in 2001, which included unfavorable currency effects of $13.4. Absent currencies, segment profit increased $13.9, with higher sales, lower advertising and promotion expense, and lower product cost accounting for the majority of the increase. In addition, prior year results included an unfavorable adjustment related to estimates for promotional and rebate programs, as well as costs related to reorganization activities.


SOUTH AND CENTRAL AMERICA Net sales for 2002 decreased $33.3, or 25%, due to currency devaluation of $23.7 and significantly lower volumes, partially offset by higher prices. Argentina accounted for $26.0 of the total net sales decline. Alkaline and carbon zinc volume declined 15% and 2%, respectively, in 2002. In the first quarter of fiscal 2002, Energizer took deliberate actions to reduce sales and accounts receivable in Argentina in anticipation of currency devaluation. Following devaluation, demand has declined sharply, however Energizer has maintained its market share in Argentina. Segment profit fell $3.6, or 27%, in 2002 as unfavorable currency impacts of $12.4 and lower volumes were partially offset by higher pricing and lower product and overhead costs.


Net sales increased $6.9, or 5%, in 2001 primarily on higher volume, partially offset by currency devaluation. Alkaline volume increased 5% in 2001 while carbon zinc volume declined 2%. Segment profit decreased $3.1, or 19%, virtually all on currency impacts. Higher sales volumes were offset by higher product costs.


Future sales and segment profit for the South and Central America region will be significantly impacted by economic and market conditions in Argentina, which accounted for approximately 16% of South and Central America's net sales for the fiscal year ended September 30, 2002 compared to approximately 30% for the fiscal year ended September 30, 2001. In addition, following the economic crisis in Argentina, other Latin American countries have experienced currency and economic declines. If such conditions continue to worsen, Energizer's results for that segment are likely to decline accordingly.



ENR 2002 Annual Report   PAGE 12






GENERAL CORPORATE AND OTHER EXPENSES

General corporate and other expenses increased $28.5 in 2002 compared to 2001 primarily due to higher compensation costs related to company earnings and stock price. Energizer recorded expense of $8.7 in 2002 to increase compensation liabilities tied to Energizer stock price as the stock price increased, compared to recorded income of $3.0 on such liabilities in 2001 as the stock price declined. In May 2002, Energizer entered into an option arrangement with a financial institution to substantially mitigate additional charges or income associated with such liabilities going forward. See further discussion in Note 18 to the Consolidated Financial Statements.


General corporate and other expenses decreased $8.4 in 2001 compared to 2000 due to lower incentive and stock compensation costs and higher pension income, partially offset by higher management costs, including the incremental costs of operating as a stand-alone company for a full year, compared to six months in fiscal 2000.


As a percent of sales, general corporate and other expenses were 3.2% in 2002, 1.6% in 2001 and 1.8% in 2000.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense was $37.1 in 2002, $46.4 in 2001 and $49.9 in 2000. In 2002, Energizer focused its research on new and improved products for retail applications and reduced spending on products designed for industrial applications. As a percent of sales, research and development expense was 2.1% in 2002, 2.7% in 2001 and 2.6% in 2000.


RESTRUCTURING CHARGES

In March 2002, Energizer adopted a restructuring plan to reorganize certain European selling, management, administrative and packaging activities. The total cost of this plan was $6.7 before taxes, of which $4.5, or $2.9 after-tax, was recorded in the second quarter of fiscal 2002 and $2.2, before and after-tax, was recorded during the fourth quarter of fiscal 2002. These restructuring charges consist of $5.2 for cash severance payments, $1.0 of other cash charges and $.5 in enhanced pension benefits. As of September 30, 2002, 10 of a total of 64 employees have been terminated in connection with the 2002 plans. The plan is expected to be complete by the end of fiscal 2003. When the program is fully implemented, the annual pre-tax savings is estimated to be $4.5 of which $2.8 should be realized in fiscal 2003.


Because of a continued migration of consumer demand from carbon zinc to alkaline batteries, Energizer performed a comprehensive study of its carbon zinc manufacturing plant locations and capacities in fiscal 2001. Energizer also reviewed its worldwide operations in light of competitive market conditions and available technologies and techniques. During 2001, Energizer adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. The total cost associated with this plan was $33.4 before taxes, of which $29.8, or $19.4 after-tax, was recorded in the fourth quarter of fiscal 2001. In the first quarter of fiscal 2002, Energizer ceased production and terminated substantially all of its employees at its Mexican carbon zinc production facility. Energizer also continued execution of other previously announced restructuring actions. Energizer recorded provisions for restructuring of $1.4, or $.9 after-tax, as well as related costs for accelerated depreciation and inventory obsolescence of $2.6, or $2.0 after-tax, which was recorded in cost of products sold in the first quarter of fiscal 2002. In addition, Energizer recorded net reversals of previously recorded excess restructuring charges of $.4, or $.2 after-tax, during the fourth quarter of 2002.


The 2001 restructuring plans improved Energizer's operating efficiency, downsized and centralized corporate functions, and decreased costs. One carbon zinc production facility in Mexico was closed. A total of 539 employees were terminated, consisting of 340 production and 199 sales, research and administrative employees, primarily in the United States and South and Central America.


The restructuring charges for the 2001 plan consist of non-cash fixed asset impairment charges of $10.6 for the closed carbon zinc plant and production equipment, enhanced pension benefits for certain terminated U.S. employees of $8.3, cash severance payments of $7.6, other cash charges of $4.2, and $2.6 of other related costs for accelerated depreciation and inventory obsolescence recorded in cost of products sold.


Prior to fiscal 2000, Energizer adopted restructuring plans. All activities associated with such plans, except disposition of certain assets held for disposal had been completed as of September 30, 2000.

The carrying value of assets held for disposal under restructuring plans was $1.3 at September 30, 2002.

Energizer expects to fund the remaining costs of these restructuring actions with funds generated from operations.

Energizer will continue to review its battery production capacity and its business structure in light of pervasive global trends, including the evolution of technology. Future restructuring activities and charges may be necessary to optimize its production capacity.


See Note 5 to the Consolidated Financial Statements for a table that presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2002, 2001 and 2000 including any adjustments to the original charges.



ENR 2002 Annual Report   PAGE 13





Energizer Holdings, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION Continued
(Dollars in millions except per share and percentage data)

GOODWILL AND INTANGIBLES

As part of its annual business planning cycle, Energizer performed an evaluation of its European business in the fourth quarter of fiscal 2001, which resulted in an impairment charge for $119.0 of related goodwill. At September 30, 2001, the carrying amount of goodwill related to Energizer's European business was $8.5.


Energizer adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of October 1, 2001. As a result, Energizer no longer amortizes its goodwill and intangible assets, which consist of tradenames. As part of its business planning cycle in the fourth quarter of fiscal 2002, Energizer completed its impairment test of goodwill and intangibles, which resulted in no impairment. See Note 8 to the Consolidated Financial Statements for further discussion.


INTELLECTUAL PROPERTY RIGHTS INCOME

In fiscal 2001, Energizer recorded income of $20.0 pre-tax, or $12.3 after-tax, related to the licensing of intellectual property rights.

LOSS ON DISPOSITION OF SPANISH AFFILIATE

In fiscal 2000, Energizer recorded a $15.7 pre-tax loss on the sale of its Spanish affiliate prior to the spin-off. The loss was a non-cash write-off of goodwill and cumulative translation accounts of the Spanish affiliate. Ralston recognized capital loss tax benefits related to the Spanish sale of $24.4, which are reflected in Energizer's historical financial statements and resulted in a net after-tax gain of $8.7 on the Spanish transaction. Energizer would not have realized such capital loss benefits on a stand-alone basis.


INTEREST AND OTHER FINANCIAL ITEMS

Interest expense decreased $12.1 in 2002, on lower average borrowings, as well as lower interest rates on variable rate debt. Interest expense increased $5.9 in 2001 from 2000 as the cost of incremental debt assumed by Energizer immediately prior to the spin-off was partially offset by lower average borrowings and lower interest rates in the second half of 2001, compared to the same period in 2000.


Other financing-related costs declined $1.2 in 2002, on lower discounts on the sale of accounts receivable under a financing arrangement, partially offset by net exchange losses versus net exchange gains in 2001. Other financing-related costs increased $5.9 in 2001, reflecting the discount on the sale of accounts receivable under a financing arrangement and lower net exchange gains.


INCOME TAXES

Income taxes, which include federal, state and foreign taxes, were 33.1%, 223.8% and 35.5% of earnings from continuing operations before income taxes in 2002, 2001 and 2000, respectively. Earnings before income taxes and income taxes include certain unusual items in all years the most significant of which are described as follows:


*  In 2002, $6.7 of tax benefits related to prior years' losses was recorded.

* In 2001, the provision for goodwill impairment of $119.0 has no associated tax benefit, as the charge is not deductible for tax purposes. The provisions for restructuring of $29.8 have an associated tax rate of 34.9%.

*  In 2001 and 2000, goodwill was amortized with no associated tax benefit.

* In 2000, the income tax percentage was favorably impacted by the recognition of $24.4 U.S. capital loss tax benefits related to the disposition of Energizer's Spanish affiliate.

Excluding the items discussed above, the income tax percentage was 35.5% in 2002, 42.3% in 2001 and 39.9% in 2000. In 2002, the rate improved due to reduced foreign losses and lower taxes on repatriation of foreign earnings. The higher effective tax rate in 2001 compared to 2000 reflects pre-tax losses in foreign tax jurisdictions for which no tax benefits were realized. The year-over-year increase was the result of the fixed dollar impact of these items being spread over a smaller earnings base.


Energizer's effective tax rate is highly sensitive to country mix from which earnings or losses are derived. To the extent future earnings levels and country mix are similar to the 2002 level, future tax rates would likely be in the 36% range. Shifts of earnings from lower to higher tax rate countries or higher losses in countries where tax benefits cannot be recognized could increase future tax rates. Conversely, favorable country earnings mix or reduced foreign losses could reduce future tax rates.


Liquidity and Capital Resources

Cash flows from continuing operations totaled $206.1 in 2002, $318.1 in 2001 and $289.6 in 2000. The decrease in cash flows from operations in 2002 was primarily due to the absence of a significant inventory reduction, as was experienced in 2001 and lower proceeds from the sale of accounts receivable. Cash flows from operations in 2001 increased modestly due to significant inventory reduction in 2001 compared to a significant inventory increase in 2000, and other working capital improvements in 2001, partially offset by substantially lower cash earnings in 2001 and lower proceeds from sale of accounts receivable.


Working capital was $353.3 and $288.1 at September 30, 2002 and 2001, respectively. Capital expenditures totaled $40.7, $77.9 and $72.8 in 2002, 2001 and 2000, respectively. These expenditures were funded by cash flow from operations. Capital expenditures decreased in 2002 as several major projects were completed in late 2001 and early 2002. Capital



ENR 2002 Annual Report   PAGE 14






expenditures of approximately $80.0 are anticipated in 2003 and are expected to be financed with funds generated from operations.

Immediately prior to the spin-off, Ralston borrowed $478.0 through several interim-funding facilities and assigned all repayment obligations of those facilities to Energizer. In April and May of 2000, Energizer entered into separate financing agreements and repaid the interim-funding facilities. Total long-term debt outstanding, including current maturities was $175.0 at September 30, 2002. Energizer maintains total committed debt facilities of $625.0, of which $450.0 remained available as of September 30, 2002.


Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3-to-1 and the ratio of its EBIT to total interest expense must exceed 3-to-1. Energizer's ratio of total indebtedness to EBITDA was .8 to 1 and the ratio of EBIT to total interest expense was 13.6 to 1 as of September 30, 2002.


In September 2000, Energizer's Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer's common stock, which was completed in May 2002. At that time, the Board approved a new share repurchase plan authorizing the repurchase of up to an additional 5 million shares of common stock, of which no shares have been repurchased as of the date of this report. In addition, in August 2002, pursuant to a modified Dutch Auction tender offer, and under a separate Board authorization, Energizer acquired approximately 2.6 million shares of its common stock at a cost of $77.0.


Energizer believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of Energizer's credit facilities, although no guarantee can be given in this regard.


Special Purpose Entity

Energizer generates accounts receivable from its customers through the ordinary course of business. Substantially all accounts receivable in the United States are routinely sold to Energizer Receivables Funding Corporation (the SPE), which is a wholly owned, bankruptcy remote special purpose entity subsidiary of Energizer. The SPE's only business activities relate to acquiring and selling interests in Energizer's receivables, and it is used as an additional source of liquidity. The SPE sells an undivided percentage ownership interest in each individual receivable to an unrelated party (the Conduit) and uses the cash collected on these receivables to purchase additional receivables from Energizer.


The trade receivables sale facility represents "off-balance sheet financing," since the Conduit's ownership interest in the SPE's accounts receivable results in assets being removed from our balance sheet, rather than resulting in a liability to the Conduit. Upon the facility's termination, the Conduit would be entitled to all cash collections on the SPE's accounts receivable until its purchased interest has been repaid.


The terms of the agreements governing this facility qualify trade receivables sale transactions for "sale treatment" under generally accepted accounting principles. As such, Energizer is required to account for the SPE's transactions with the Conduit as a sale of accounts receivable instead of reflecting the Conduit's net investment as debt with a pledge of accounts receivable as collateral. Absent this "sale treatment," Energizer's balance sheet would reflect additional accounts receivable and short-term debt and lower other current assets. See further discussion in Note 15 to the Consolidated Financial Statements.


Inflation

Management recognizes that inflationary pressures may have an adverse effect on Energizer, through higher asset replacement costs and related depreciation, and higher material, labor and other costs. Energizer tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 2002.


Seasonal Factors

Energizer's results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 33%, 33% and 35% of total net sales in 2002, 2001 and 2000, respectively. The first quarter percentage in 2000 was also higher due to Y2K-driven demand.


Environmental Matters

The operations of Energizer, like those of other companies engaged in the battery business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.


Energizer has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and



ENR 2002 Annual Report   PAGE 15





Energizer Holdings, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION Continued
(Dollars in millions except per share and percentage data)

several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of Energizer and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.


The amount of Energizer's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.


In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. The buyer assumed responsibility for those programs at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary, which owns and operates the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between Energizer and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston's successor is obligated to indemnify Energizer for 50% of any such liabilities in excess of $3.


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


It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $7.0 for estimated liabilities at September 30, 2002, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or year.


Market Risk Sensitive Instruments and Positions

The market risk inherent in Energizer's financial instruments and positions represents the potential loss arising from adverse changes in interest rates, foreign currency exchange rates and stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur.


INTEREST RATES

At September 30, 2002 and 2001, the fair market value of Energizer's debt is estimated at $200.0 and $242.2, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt exceeded the carrying value of Energizer's debt at September 30, 2002 and 2001 by $25.0 and $17.2, respectively. A 10% adverse change in interest rates would have increased the fair market value by $2.5 and $2.3 at September 30, 2002 and 2001, respectively.


Energizer has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2002 and 2001, Energizer had $94.6 and $160.3 variable rate debt outstanding. A hypothetical 10% adverse change in all interest rates would have had an annual unfavorable impact of $.4 and $.9 in 2002 and 2001, respectively, on Energizer's earnings and cash flows, based upon these year-end debt levels. The primary interest rate exposures on variable rate debt are with respect to short-term local currency rates in certain European and Asian countries.


FOREIGN CURRENCY EXCHANGE RATES

Energizer employs a foreign currency hedging strategy which focuses on mitigating potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk are also hedged from time to time. The primary currencies to which Energizer's foreign affiliates are exposed include the U.S. dollar, the Euro and the British pound.


Energizer's hedging strategy involves the use of natural hedging techniques, where possible, such as the offsetting or netting of like foreign currency cash flows. Where natural hedging techniques are not possible,



ENR 2002 Annual Report   PAGE 16





foreign currency derivatives with a duration of generally one year or less may be used, including forward exchange contracts, purchased put and call options, and zero-cost option collars. Energizer policy allows foreign currency derivatives to be used only for identifiable foreign currency exposures and, therefore, Energizer does not enter into foreign currency contracts for trading purposes where the sole objective is to generate profits. Energizer has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2002.


Market risk of foreign currency derivatives is the potential loss in fair value of net currency positions for outstanding foreign currency contracts at fiscal year-end, resulting from a hypothetical 10% adverse change in all foreign currency exchange rates. Market risk does not include foreign currency derivatives that hedge existing balance sheet exposures, as any losses on these contracts would be fully offset by exchange gains on the underlying exposures for which the contracts are designated as hedges. Accordingly, the market risk of Energizer's foreign currency derivatives at September 30, 2002 and 2001 amounts to $.9 and $1.9, respectively.


Energizer generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, Energizer does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies as considered necessary. Additionally, Energizer attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies. In March 2002, Energizer contributed $8.4 of capital to its Argentine subsidiary sufficient to repay all U.S. dollar liabilities in order to mitigate exposure to currency exchange losses.


In terms of foreign currency translation risk, Energizer is exposed to the Swiss franc, the Euro and other European currencies; the Mexican and Argentine peso and other Latin American currencies; and the Singapore dollar, Chinese renminbi, Australian and Hong Kong dollars, and other Asian currencies. Energizer's net foreign currency investment in foreign subsidiaries and affiliates translated into U.S. dollars using year-end exchange rates was $279.5 and $329.2 at September 30, 2002 and 2001, respectively. The potential loss in value of Energizer's net foreign currency investment in foreign subsidiaries resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates at September 30, 2002 and 2001 amounts to $28.0 and $32.9, respectively.


STOCK PRICE

A portion of Energizer's deferred compensation liabilities is based on Energizer stock price and is subject to market risk. In May 2002, Energizer entered into a prepaid share option transaction to mitigate this risk. Energizer invested $22.9 in the prepaid share option transaction covering 840,000 share equivalents in Energizer deferred compensation plans. The change in fair value of these options for the year resulted in income of $2.6, which was substantially offset by an increase in the deferred compensation liability tied to the Energizer stock price.


Critical Accounting Policies

Energizer identified the policies below as critical to its business operations and the understanding of its results of operations. The following discussion is presented as recommended by Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." The impact and any associated risks related to these policies on its business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect the reported and expected financial results.


Preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires Energizer to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, Energizer evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets and other long-lived assets, income taxes, financing operations, restructuring, pensions and other postretirement benefits, and contingencies. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of Energizer's accounting policies.


REVENUE RECOGNITION Energizer provides its customers a variety of programs designed to promote sales of its products, many of which require periodic payments and allowances based on estimated results of specific programs. Such payments and allowances are recorded as a reduction to net sales. Energizer accrues at the time of sale the estimated total payments and allowances associated with each sale and continually assesses the adequacy of accruals for program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary.


ALLOWANCE FOR DOUBTFUL ACCOUNTS Energizer maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. The financial condition of specific customers is considered when establishing the allowance. Provisions to increase the allowance for doubtful accounts are included in selling, general and administrative expenses. If actual bad debt losses exceed estimates, additional provisions may be required in the future.


PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS The determination of Energizer's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by Energizer and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from



ENR 2002 Annual Report   PAGE 17





Energizer Holdings, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION Continued
(Dollars in millions except per share and percentage data)

assumptions made are accumulated and amortized over future periods and therefore, generally affect Energizer's recognized expense and recorded obligation in such future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations.


VALUATION OF LONG-LIVED ASSETS Energizer periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause Energizer to conclude that impairment indicators exist. Energizer uses the discounted cash flows method to determine if impairment exists. This requires management to make assumptions regarding future income, working capital and discount rates, which affect the impairment calculation.


INCOME TAXES Energizer estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, and possible exposures related to future tax audits. To the extent these estimates change, adjustments to income taxes are made in the period in which the estimate is changed.


Recently Issued Accounting Standards

See discussion in Note 2 to the Consolidated Financial Statements.

Forward-Looking Information

Statements in the Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding Energizer's estimates of its share of total United States retail alkaline market, its positioning to meet consumer demand and the benefits of its portfolio of products, future cost savings and operating efficiencies associated with Energizer's restructuring activity, as well as the potential for future restructuring, the anticipated adequacy of cash flows and Energizer's ability to meet liquidity requirements, the impact of currency and economic declines in Latin America, and changes in the value of local currencies, the adverse effect of inflationary pressures and their impact on Energizer's operations, the impact of future expenditures for environmental matters and environmental control equipment, the estimates of Energizer's future tax rates, the impact of adverse changes in interest rates, the market risk of foreign currency derivatives, and the potential loss in value of Energizer's net foreign currency investment in foreign subsidiaries, may be considered forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Energizer cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.


Energizer advises readers that various risks and uncertainties could affect its financial performance and could cause Energizer's actual results for future periods to differ materially from those anticipated or projected. Energizer's estimates of its United States alkaline market share may be inaccurate, or may not reflect segments of the retail market. Shifts in consumer demands or needs, competitive activity or product improvements, or further retailer consolidations, may dilute or defeat the benefits of Energizer's consumer positioning and strategy. Severance costs and other expenses associated with current and proposed restructuring activity may be higher than anticipated, and there may be unknown expenses associated with these activities. In addition, expected improvements in operating efficiency may not materialize, and the cost reductions actually realized as a result of restructuring activity may be less significant than anticipated. The migration of demand from carbon zinc to alkaline, or from alkaline to other technologies may increase the likelihood of future restructuring activities and charges. Unforeseen fluctuations in levels of Energizer's operating cash flows, or inability to maintain compliance with its debt covenants, could limit Energizer's ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. United States or international political or economic crises could result in higher levels of inflation than anticipated, and Energizer may not be able to realize cost reductions, productivity improvements or price increases which are substantial enough to counter the inflationary impact. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on Energizer's financial position. Energizer's overall tax rate in future years may be higher than anticipated because of unforeseen changes in the tax laws or applicable rates, higher taxes on repatriated earnings, or increased foreign losses. Economic turmoil and currency fluctuations could increase Energizer's risk from unfavorable impacts on variable-rate debt, currency derivatives and other financial instruments, as well as increase the potential loss in value of its net foreign currency investment in foreign subsidiaries. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.


ENR 2002 Annual Report   PAGE 18





Energizer Holdings, Inc.

SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION
(Dollars in millions except per share data)

STATEMENT OF EARNINGS DATA

FOR THE YEAR ENDED SEPTEMBER 30,                       2002         2001          2000         1999         1998
                                                   ----------   ----------    ----------   ----------   ----------
Net sales                                          $  1,739.7   $  1,694.2    $  1,927.7   $  1,878.5   $  1,930.7
Depreciation and amortization(a)                         57.4         79.8          82.0         94.9        101.2
Earnings from continuing operations before
income taxes(b)                                         278.4         31.5         279.2        248.2        262.5
Income taxes                                             92.0         70.5          99.0         88.4         54.3
Earnings/(loss) from continuing operations(c)           186.4        (39.0)        180.2        159.8        208.2
Net earnings/(loss)                                     186.4        (39.0)        181.4         80.0        164.7
Earnings/(loss) per share from continuing
operations:
  Basic                                            $     2.05   $    (0.42)   $     1.88   $     1.56   $     2.05
  Diluted                                          $     2.01   $    (0.42)   $     1.87   $     1.56   $     2.05
Average shares outstanding(d)
  Basic                                                 91.0         92.6          96.1        102.6        101.6
  Diluted                                               92.8         94.1          96.3        102.6        101.6

BALANCE SHEET DATA

SEPTEMBER 30,                                           2002         2001         2000         1999         1998
                                                    ----------   ----------   ----------   ----------   ----------

Working capital                                     $    353.3   $    288.1   $    401.7   $    478.1   $    478.5
Property at cost, net                                    455.7        476.1        485.4        472.8        476.9
  Additions (during the period)                           40.7         77.9         72.8         69.2        102.8
  Depreciation (during the period)                        57.4         58.6         57.9         68.4         74.1
Total assets                                           1,588.1      1,497.6      1,793.5      1,833.7      2,077.6
Long-term debt                                           160.0        225.0        370.0          1.9          1.3

(a) Energizer adopted Statement of Financial Accounting Standards No. 142 at the beginning of fiscal year 2002, which eliminated amortization of goodwill and certain intangible assets. See Note 8 for further information.

(b) Earnings/(loss) from continuing operations before income taxes were (reduced)/increased due to the following unusual items:

FOR THE YEAR ENDED SEPTEMBER 30,                        2002         2001         2000         1999         1998
                                                    ----------   ----------   ----------   ----------   ----------
Provisions for restructuring and related costs    $    (10.3)  $    (29.8)  $       --   $     (9.9)  $    (21.3)
Kmart accounts receivable write-down                   (15.0)          --           --           --           --
Gain on sale of property                                 6.3           --           --           --           --
Intellectual property rights income                       --         20.0           --           --           --
Provision for goodwill impairment                         --       (119.0)          --           --           --
Loss on disposition of Spanish affiliate                  --           --        (15.7)          --           --
Costs related to spin-off                                 --           --         (5.5)          --           --
                                                    ----------   ----------   ----------   ----------   ----------
   Total                                          $    (19.0)  $   (128.8)  $    (21.2)  $     (9.9)  $    (21.3)
                                                    ==========   ==========   ==========   ==========   ==========

(c) Earnings/(loss) from continuing operations were (reduced)/increased due to the following unusual items:

FOR THE YEAR ENDED SEPTEMBER 30,                       2002         2001         2000         1999         1998
                                                    ----------   ----------   ----------   ----------   ----------
Provisions for restructuring and related costs,
  net of tax                                       $     (7.8)  $    (19.4)  $       --   $     (8.3)  $    (12.8)
Kmart accounts receivable write-down, net of tax         (9.3)          --           --           --           --
Gain on sale of property, net of tax                      5.0           --           --           --           --
Tax benefits recognized in 2002 related to
  prior years' losses                                     6.7           --           --           --           --
Intellectual property rights income, net of tax            --         12.3           --           --           --
Provision for goodwill impairment, net of tax              --       (119.0)          --           --           --
Loss on disposition of Spanish affiliate, net of tax       --           --        (15.7)          --           --
Costs related to spin-off, net of tax                      --           --         (3.3)          --           --
Capital loss tax benefits                                  --           --         24.4         16.6         48.4
                                                    ----------   ----------   ----------   ----------   ----------
   Total                                           $     (5.4)  $   (126.1)  $      5.4   $      8.3   $     35.6
                                                    ==========   ==========   ==========   ==========   ==========

(d) Basic earnings per share for 2002 and 2001 is based on the weighted-average number of shares outstanding during the period. Diluted earnings per share for 2002 and 2001 is based on the weighted-average number of shares used in the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. Prior fiscal years are based on the weighted-average number of shares outstanding of Ralston common stock prior to the spin-off, adjusted in fiscal 2000 for the distribution of one share of Energizer stock for each three shares of Ralston stock. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.


ENR 2002 Annual Report   PAGE 19





RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and integrity of the financial statements of Energizer Holdings, Inc. are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States of America, and in the opinion of management, fairly present Energizer's financial position, results of operations and cash flows.


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


The report of PricewaterhouseCoopers LLP, independent accountants, on their audits of the accompanying financial statements is shown below. This report states that the audits were made in accordance with generally accepted auditing standards in the United States of America. These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.


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


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Energizer Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Energizer's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
October 28, 2002


ENR 2002 Annual Report   PAGE 20




Energizer Holdings, Inc.

CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions except per share data)

STATEMENT OF EARNINGS:

YEAR ENDED SEPTEMBER 30,                                                       2002          2001          2000
                                                                            ----------    ----------    ----------
Net sales                                                                   $  1,739.7    $  1,694.2    $  1,927.7

Cost of products sold                                                            963.8         999.1       1,044.0
Selling, general and administrative expense                                      307.0         320.3         344.8
Advertising and promotion expense                                                124.5         133.6         164.7
Research and development expense                                                  37.1          46.4          49.9
Provision for goodwill impairment                                                   --         119.0            --
Provisions for restructuring                                                       7.7          29.8            --
Intellectual property rights income                                                 --         (20.0)           --
Costs related to spin-off                                                           --            --           5.5
Loss on disposition of Spanish affiliate                                            --            --          15.7
Interest expense                                                                  21.1          33.2          27.5
Net other financing items (income)/expense                                         0.1           1.3         (3.6)
                                                                            ----------    ----------    ----------
Earnings from continuing operations before income taxes                          278.4          31.5         279.2
Income taxes                                                                     (92.0)        (70.5)       (99.0)
                                                                            ----------    ----------    ----------
Earnings/(loss) from continuing operations                                       186.4         (39.0)        180.2
Net gain on disposition of discontinued operations                                  --            --           1.2
                                                                            ----------    ----------    ----------
Net earnings/(loss)                                                         $    186.4    $    (39.0)   $    181.4
                                                                            ==========    ==========    ==========

EARNINGS PER SHARE:

  Basic
    Earnings/(loss) from continuing operations                              $     2.05    $    (0.42)   $     1.88
    Net gain on disposition of discontinued operations                              --            --          0.01
                                                                            ----------    ----------    ----------
    Net earnings/(loss)                                                     $     2.05    $    (0.42)   $     1.89
                                                                            ==========    ==========    ==========
  Diluted
    Earnings/(loss) from continuing operations                              $     2.01    $    (0.42)   $     1.87
    Net gain on disposition of discontinued operations                             --            --           0.01
                                                                            ----------    ----------    ----------
    Net earnings/(loss)                                                     $     2.01    $    (0.42)   $     1.88
                                                                            ==========    ==========    ==========

STATEMENT OF COMPREHENSIVE INCOME:

Net earnings/(loss)                                                         $    186.4    $    (39.0)   $    181.4
Other comprehensive income, net of tax
  Foreign currency translation adjustments                                         3.3          (8.6)       (31.9)
  Foreign currency reclassification adjustments                                    --            --           9.7
  Minimum pension liability change, net of tax of $.3 in 2002 and $.7 in 2000     (0.6)          --          (1.1)
                                                                            ----------    ----------    ----------
Comprehensive income/(loss)                                                 $    189.1    $    (47.6)   $    158.1
                                                                            ==========    ==========    ==========

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.


ENR 2002 Annual Report   PAGE 21





Energizer Holdings, Inc.

CONSOLIDATED BALANCE SHEET
(Dollars in millions except per share data)

SEPTEMBER 30,                                              2002         2001
                                                        ----------   ----------
ASSETS

Current assets
  Cash and cash equivalents                             $     33.9   $     23.0
  Trade receivables, net                                     189.0        189.1
  Inventories                                                359.0        361.3
  Other current assets                                       306.0        209.9
                                                        ----------   ----------
    Total current assets                                     887.9        783.3
Property, plant and equipment, net                           455.7        476.1
Other assets                                                 244.5        238.2
                                                        ----------   ----------
      Total                                             $  1,588.1   $  1,497.6
                                                        ==========   ==========
LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
  Current maturities of long-term debt                  $     15.0   $       --
  Notes payable                                               94.6        110.3
  Accounts payable                                           119.4        109.2
  Other current liabilities                                  305.6        275.7
                                                        ----------   ----------
    Total current liabilities                                534.6        495.2
Long-term debt                                               160.0        225.0
Other liabilities                                            188.7        169.5
Shareholders equity
  Preferred stock - $.01 par value, none outstanding            --           --
  Common stock $.01 par value, issued 95,775,807 and
    95,563,511 at 2002 and 2001, respectively                  1.0          1.0
  Additional paid-in capital                                 789.8        784.1
  Retained earnings                                          202.4         17.5
  Common stock in treasury, at cost, 7,320,419 shares
    at 2002 and 3,844,700 shares at 2001                    (176.0)       (79.6)
  Accumulated other comprehensive income                    (112.4)      (115.1)
                                                        ----------   ----------
    Total shareholders equity                                704.8        607.9
                                                        ----------   ----------
      Total                                             $  1,588.1   $  1,497.6
                                                        ==========   ==========

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.


ENR 2002 Annual Report   PAGE 22




Energizer Holdings, Inc.

CONSOLIDATED STATEMENT OF CASH FLOW
(Dollars in millions)

YEAR ENDED SEPTEMBER 30,                                                     2002          2001          2000
                                                                          ----------    ----------    ----------
CASH FLOW FROM OPERATIONS
  Net earnings/(loss)                                                     $    186.4    $    (39.0)   $    181.4

  Adjustments to reconcile net earnings to net cash flow
    from operations:
  Depreciation and amortization                                                 57.4          79.8          82.0
  Translation and exchange loss                                                  9.7           6.1           1.9
  Deferred income taxes                                                          6.7           0.3           5.9
  Other non-cash charges                                                         3.8         149.1          25.5
  Net earnings from discontinued operations                                       --            --          (1.2)
  Sale of accounts receivable                                                  (86.2)        (13.8)        100.0
  Changes in assets and liabilities used in operations:
    (Increase)/decrease in accounts receivable, net                             85.4          (2.7)        (25.3)
    (Increase)/decrease in inventories                                           0.5          90.2         (90.8)
    (Increase)/decrease in other current assets                                (86.0)         70.3          18.7
    Increase/(decrease) in accounts payable                                      9.7         (27.3)         24.2
    Increase/(decrease) in other current liabilities                            22.9          11.2         (16.8)
  Other, net                                                                    (4.2)         (6.1)        (15.9)
                                                                          ----------    ----------    ----------
    Cash flow from continuing operations                                       206.1         318.1         289.6
    Cash flow from discontinued operations                                        --            --          54.7
                                                                          ----------    ----------    ----------
      Net cash flow from operations                                            206.1         318.1         344.3
                                                                          ----------    ----------    ----------
CASH FLOW FROM INVESTING ACTIVITIES
    Property additions                                                         (40.7)        (77.9)        (72.8)
    Proceeds from sale of OEM business                                            --            --          20.0
    Proceeds from sale of assets                                                 7.3          10.8           3.2
    Other, net                                                                    --           1.8          (8.7)
                                                                          ----------    ----------    ----------
    Cash used by investing activities from continuing operations               (33.4)        (65.3)        (58.3)
    Cash used by investing activities from discontinued operations                --            --          (0.7)
                                                                          ----------    ----------    ----------
      Net cash used by investing activities                                    (33.4)        (65.3)        (59.0)
                                                                          ----------    ----------    ----------
CASH FLOW FROM FINANCING ACTIVITIES
  Net cash proceeds from issuance of long-term debt                               --            --         407.0
  Principal payments on long-term debt (including
    current maturities)                                                        (50.0)       (145.0)       (449.5)
  Cash proceeds from issuance of notes payable with
    maturities greater than 90 days                                              6.1          19.4           6.1
  Cash payments on notes payable with maturities
    greater than 90 days                                                       (13.3)        (19.4)         (3.7)
  Net increase/(decrease) in notes payable with
    maturities of 90 days or less                                              (10.6)        (20.1)        (50.2)
  Purchase of treasury stock                                                  (103.3)        (79.6)           --
  Other, net                                                                     8.9           0.2            --
  Net transactions with Ralston prior to spin-off                                 --            --        (210.7)
                                                                          ----------    ----------    ----------
    Net cash used by financing activities                                     (162.2)       (244.5)       (301.0)
                                                                          ----------    ----------    ----------
Effect of exchange rate changes on cash                                          0.4          (1.2)         (0.2)
                                                                          ----------    ----------    ----------
Net increase/(decrease) in cash and cash equivalents                            10.9           7.1         (15.9)
Cash and cash equivalents, beginning of period                                  23.0          11.9          27.8
Cash and cash equivalents, international month-lag elimination (Note 2)           --           4.0            --
                                                                          ----------    ----------    ----------
Cash and cash equivalents, end of period                                  $     33.9    $     23.0    $     11.9
                                                                          ==========    ==========    ==========
  Non-cash transactions:
    Debt assigned by Ralston                                              $       --    $       --    $    478.0
                                                                          ==========    ==========    ==========

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.


ENR 2002 Annual Report   PAGE 23




Energizer Holdings, Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
(Dollars in millions, shares in thousands)

                                                        DOLLARS                            SHARES
                                           --------------------------------   ------------------------------------
                                              2002       2001        2000         2002         2001         2000
                                           --------   --------   ----------   ----------   ----------   ----------
Ralston's net investment:
    Balance at beginning of year           $     --   $     --   $  1,312.9
    Net earnings                                 --         --        121.6
    Net transactions with Ralston                --         --       (732.8)
    Foreign currency translation
       adjustment                                --         --         (1.4)
    Distribution to Ralston's shareholders
       at spin-off                               --         --       (700.3)
                                           --------   --------   ----------
    Ending balance                               --         --           --

Common stock:
    Balance at beginning of year                1.0        1.0           --       95,564       95,553           --
    Distribution to Ralston's shareholders
       at spin-off                               --         --          1.0           --           --       95,553
    Activity under stock plans                   --         --           --          212           11           --
                                           --------   --------   ----------   ----------   ----------   ----------
    Ending balance                              1.0        1.0          1.0       95,776       95,564       95,553

Additional paid-in capital:
    Balance at beginning of year              784.1      783.9           --
    Distribution to Ralston's shareholders
       at spin-off                               --         --        783.9
    Activity under stock plans                  5.7        0.2           --
                                           --------   --------   ----------
    Ending balance                            789.8      784.1        783.9

Retained earnings
    Balance at beginning of year               17.5       59.8           --
    Net earnings                              186.4      (39.0)        59.8
    Activity under stock plans                 (1.5)        --           --
    Elimination of international
       one-month lag (Note 2)                    --       (3.3)          --
                                            --------   --------   ----------
    Ending balance                            202.4       17.5         59.8

Common stock in treasury:
    Balance at beginning of year              (79.6)        --           --       (3,845)          --           --
    Treasury stock purchased                 (103.3)     (79.6)          --       (3,789)      (3,845)          --
    Activity under stock plans                  6.9         --           --          314           --           --
                                           --------   --------   ----------   ----------   ----------   ----------
    Ending balance                           (176.0)     (79.6)          --       (7,320)      (3,845)          --

Accumulated other comprehensive income:
  Cumulative translation adjustment:
    Balance at beginning of year             (114.0)    (105.4)          --
    Distribution to Ralston's shareholders
        at spin-off                              --         --        (84.6)
    Foreign currency translation adjustment     3.3       (8.6)       (20.8)
                                            --------   --------   ----------
    Ending Balance                           (110.7)    (114.0)      (105.4)

Minimum pension liability:
    Balance at beginning of year               (1.1)      (1.1)          --
    Adjustment                                 (0.6)        --         (1.1)
                                            --------   --------   ----------
    Ending balance                             (1.7)      (1.1)        (1.1)
                                            --------   --------   ----------
  Total accumulated other comprehensive
    income                                   (112.4)    (115.1)      (106.5)
                                            --------   --------   ----------
    Total shareholders equity              $  704.8   $  607.9   $    738.2
                                           ========   ========   ==========

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.


ENR 2002 Annual Report   PAGE 24




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share data)

1. Basis of Presentation

On June 10, 1999, the Board of Directors of Ralston Purina Company ("Ralston") approved in principle a plan to spin off its battery business to the Ralston stockholders. In September 1999, Energizer Holdings, Inc. ("Energizer") was incorporated in Missouri as an indirect subsidiary of Ralston.


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


Energizer is one of the world's largest manufacturers of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and/or markets a complete line of primary alkaline and carbon zinc, miniature and rechargeable batteries primarily under the brands Energizer e2, Energizer and Eveready, as well as specialty photo lithium batteries, flashlights and other lighting products.


There has been a continuing shift in consumer preference from carbon zinc batteries to higher powered, higher priced alkaline batteries. Alkaline batteries are now the predominant primary battery in most parts of the world except Asia and Africa. However, carbon zinc batteries continue to play a major role in less developed countries throughout the world and offer Energizer market position in those countries. Energizer uses its full portfolio of products to better meet consumer needs.


Energizer and its subsidiaries operate 21 manufacturing and packaging facilities in 14 countries on four continents. Its products are marketed and sold in more than 150 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers. Energizer's operations are managed via four major geographic areas - North America (the United States, Canada and Caribbean), Asia Pacific, Europe, and South and Central America (including Mexico).


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


2. Summary of Significant Accounting Policies

Energizer's significant accounting policies, which conform to generally accepted accounting principles in the United States and are applied on a consistent basis among all years presented, except as indicated, are described below.

PRINCIPLES OF CONSOLIDATION The financial statements include the accounts of Energizer and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are carried at equity. Prior to fiscal 2001, Energizer historically reported results of international operations on a one-month lag. As such, fiscal 2000 amounts represent results of international operations for September through August combined with the U.S. results for October through September. Beginning in fiscal 2001, Energizer synchronized international operations' reporting to be consistent with U.S. reporting. As a result, the September 2000 loss from international operations of $3.3 was recorded directly to retained earnings. The effect of the change is not significant to the cash flow, and as a result, the year ended September 30, 2000 cash flow has not been adjusted.


USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


FOREIGN CURRENCY TRANSLATION Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders equity section of the Consolidated Balance Sheet.


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


FINANCIAL INSTRUMENTS AND DERIVATIVE SECURITIES Energizer uses financial instruments, from time to time, in the management of foreign currency,


ENR 2002 Annual Report   PAGE 25




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)


interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, purchased options and zero-cost option collars, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The terms of such instruments are generally 12 months or less.


For derivatives not designated as hedging instruments for accounting purposes, realized and unrealized gains or losses from such instruments are recognized currently in selling, general and administrative expenses or other financing items, net in the Consolidated Statement of Earnings. Energizer has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2002.


CASH EQUIVALENTS For purposes of the Consolidated Statement of Cash Flows, cash equivalents are considered to be all highly liquid investments with a maturity of three months or less when purchased.


INVENTORIES Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

CAPITALIZED SOFTWARE COSTS Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years.


PROPERTY AT COST Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings.


DEPRECIATION Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $57.4, $58.6 and $57.9 in 2002, 2001 and 2000, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS Prior to fiscal 2002, the cost of goodwill and intangible assets was amortized on a straight-line basis, with periods of 25 and 40 years for goodwill and seven to 40 years for intangible assets and recorded in selling, general and administrative expense. Beginning in fiscal 2002, goodwill and indefinite-lived intangibles are no longer amortized, but evaluated annually for impairment as part of Energizer's annual business planning cycle. The fair value of the reporting unit is estimated using the discounted cash flow method.


IMPAIRMENT OF LONG-LIVED ASSETS Energizer reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. Energizer performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.


REVENUE RECOGNITION Revenue is recognized in accordance with terms of sale, which is generally upon shipment of product to or upon receipt of product by customers. Energizer provides its customers a variety of programs designed to promote sales of its products. Promotional payments and allowances that represent primarily a reduction in price paid by either a retail customer, distributor, wholesaler or ultimate consumer are recorded in net sales. The provision for doubtful accounts is included in selling, general and administrative expenses in the Consolidated Statement of Earnings.


ADVERTISING AND PROMOTION COSTS Energizer advertises and promotes its products through national and regional media. Energizer expenses advertising and promotion in the year such costs are incurred. Due to the seasonality of the business, with typically higher sales and volume during the holidays in the first quarter, advertising and promotion costs incurred during interim periods are generally expensed ratably in relation to revenues.


RECLASSIFICATIONS Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Energizer is required to adopt SFAS 143 no later than the first quarter of fiscal 2003. Energizer determined that the adoption of SFAS 143 will not have a material effect on its financial statements.


The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides guidance on the accounting for the impairment or disposal of long-lived assets. Energizer is required to adopt SFAS 144 no later than the first quarter of fiscal 2003. Energizer determined that the adoption of SFAS 144 will not have a material effect on its financial statements.



ENR 2002 Annual Report   PAGE 26




The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements. Energizer is required to adopt SFAS 145 no later than the first quarter of fiscal 2003. Energizer determined that the adoption of SFAS 145 will not have a material effect on its financial statements.


The FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS 146 supercedes EITF Issue No. 94-3 and provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include, but are not limited to lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Energizer is required to adopt SFAS 146 for any disposal activities initiated after December 31, 2002, although early adoption is allowed. Energizer determined that the adoption of SFAS 146 will not have a material effect on its financial statements, but it may change the period in which future restructuring provisions are recorded.


The  Emerging  Issues  Task  Force  (EITF)  issued  EITF  00-10, "Accounting for
Shipping and Handling Fees and Costs," which provides guidance on earnings statement classification of amounts billed to customers for shipping and handling. Energizer adopted EITF 00-10 in its fourth quarter of fiscal 2001. Reclassifications were necessary from net sales to cost of products sold and were $34.4 and $36.1 for 2001 and 2000, respectively. In addition, warehousing costs in selling, general and administrative expense of $31.1 and $33.2 in 2001 and 2000, respectively, were reclassified to cost of products sold. There was no impact to net earnings.


The EITF also issued EITF 00-14 and 00-25. EITF 00-14, "Accounting for Certain Sales Incentives," provides guidance on accounting for discounts, coupons, rebates and free product. EITF 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer," provides guidance on accounting for considerations other than those directly addressed in EITF 00-14. Energizer adopted EITF 00-14 and 00-25 in its fourth quarter of fiscal 2001. Reclassifications were necessary from advertising and promotion expense to net sales and were $28.3 and $22.7 for 2001 and 2000, respectively. There was no impact to net earnings.


3. Related Party Activity

CASH MANAGEMENT Prior to the spin-off, Energizer participated in a centralized cash management system administered by Ralston. Cash deposits from Energizer were transferred to Ralston on a daily basis and Ralston funded Energizer's disbursement bank accounts as required. Unpaid balances of checks were included in accounts payable. No interest was charged or credited on transactions with Ralston.


SHARED SERVICES Energizer and Ralston entered into a Bridging Agreement under which Ralston continued to provide certain general and administrative services to Energizer, including systems, benefits and advertising. Ralston also provided facilities for Energizer's headquarters through July 31, 2001, when Energizer relocated its headquarters. Prior to the spin-off, the expenses related to shared services listed above, as well as legal and financial support services, were allocated to Energizer generally based on utilization, which management believes to be reasonable. Costs of these shared services charged to Energizer were $9.6 for the six months ended March 31, 2000.


RALSTON'S NET INVESTMENT Included in Ralston's Net Investment are cumulative translation adjustments for non-hyperinflationary countries of $84.6 as of March 31, 2000 representing net devaluation of currencies relative to the U.S. dollar over the period of investment. Also included in Ralston's Net Investment are accounts payable and receivable between Energizer and Ralston.


4. Discontinued Operations

On November 1, 1999, Energizer's OEM rechargeable battery business was sold to Moltech Corporation and was recorded as a discontinued operation in Energizer's consolidated financial statements. In fiscal 2000, Energizer recognized an after-tax gain of $1.2 on the disposition of discontinued operations related to the final settlement of the sale to Moltech Corporation.


5. Restructuring Activities

In March 2002, Energizer adopted a restructuring plan to reorganize certain European selling, management, administrative and packaging activities. The total cost of this plan was $6.7 before taxes, of which $4.5, or $2.9 after-tax, was recorded in the second quarter of fiscal 2002 and $2.2, before and after-tax, was recorded during the fourth quarter of fiscal 2002. These restructuring charges consist of $5.2 for cash severance payments, $1.0 of other cash charges and $.5 in enhanced pension benefits. As of September 30, 2002, 10 of a total of 64 employees have been terminated in connection with the 2002 plans. The plan is expected to be complete by the end of fiscal 2003.


Because of a continued migration of consumer demand from carbon zinc to alkaline batteries, Energizer undertook and completed in the fourth quarter of fiscal 2001 a comprehensive study of its carbon zinc manufacturing plant locations and capacities. Energizer also reviewed its worldwide operations in light of competitive market conditions and



ENR 2002 Annual Report   PAGE 27




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)

available technologies and techniques. During fiscal 2001, Energizer adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. The total cost associated with this plan was $33.4 before taxes, of which $29.8, or $19.4 after-tax, was recorded in the fourth quarter of fiscal 2001. In the first quarter of fiscal 2002, Energizer ceased production and terminated substantially all of its employees at its Mexican carbon zinc production facility. Energizer also continued execution of other previously announced restructuring actions. Energizer recorded provisions for restructuring of $1.4, or $0.9 after-tax, as well as related costs for accelerated depreciation and inventory obsolescence of $2.6, or $2.0 after-tax, which was recorded in cost of products sold in the first quarter of fiscal 2002. In addition, Energizer recorded net reversals of previously recorded excess restructuring charges of $.4, or $.2 after-tax, during the fourth quarter of fiscal 2002.


The 2001 restructuring plans improved Energizer's operating efficiency, downsized and centralized corporate functions, and decreased costs. One carbon zinc production facility in Mexico was closed. A total of 539 employees were terminated, consisting of 340 production and 199 sales, research and administrative employees, primarily in the United States and South and Central America.


The restructuring charges for the 2001 plan consist of non-cash fixed asset impairment charges of $10.6 for the closed carbon zinc plant and production equipment, enhanced pension benefits for certain terminated U.S. employees of $8.3, cash severance payments of $7.6, other cash charges of $4.2, and $2.6 of other related costs for accelerated depreciation and inventory obsolescence recorded in cost of products sold.


Prior to fiscal 2000, Energizer adopted restructuring plans. All activities associated with such plans, except disposition of certain assets held for disposal, had been completed as of September 30, 2000.


The carrying value of assets held for disposal under restructuring plans was $1.3 at September 30, 2002.

The following table presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2002, 2001 and 2000, including any adjustments to the original charges:





                                    2000 ROLLFORWARD                          2001 ROLLFORWARD
                                    ----------------                          ----------------

                     BEGINNING  PROVISION/             ENDING   BEGINNING    PROVISION/             ENDING
                      BALANCE  (REVERSALS)  ACTIVITY   BALANCE   BALANCE    (REVERSALS)  ACTIVITY   BALANCE
                    ---------- -----------  --------  --------  ----------  -----------  --------  --------
PRIOR PLANS
Termination benefits  $ 6.4      $ -        $ (6.4)    $  -      $  -          $  -       $  -       $   -
Other cash costs. .   . 4.9        -          (1.0)      3.9        3.9           -       (3.9)          -
                      ------    ------      --------  --------  ----------   ----------  ---------- --------
Total . . .            11.3        -          (7.4)      3.9        3.9           -       (3.9)          -
                      ------    ------      --------  --------  ----------   ----------  ---------- --------

2001 PLAN
Termination benefits.   -          -            -         -         -           14.6      (9.3)        5.3
Other cash costs.       -          -            -         -         -            4.1      (0.2)        3.9
Fixed asset impairments -          -            -         -         -           11.1     (11.1)          -
                      ------    ------      --------  --------  ---------    ----------  ----------  --------
Total .                 -          -            -         -         -           29.8     (20.6)        9.2
                      ------    ------      --------  --------  ---------    ----------  ----------  --------

2002 PLAN
Termination benefits..  -          -            -         -         -            -          -           -
Other cash costs.       -          -            -         -         -            -          -           -
                      ------    ------      --------  --------  ---------    ----------  ---------   --------
Total                   -          -            -         -         -            -          -           -
                      ------    ------      --------  --------  ---------    ----------  ---------   --------

GRAND TOTAL .         $11.3     $  -        $ (7.4)    $ 3.9    $   3.9       $ 29.8     $(24.5)      $ 9.2
                      ======    ======      ========  ========  =========    ==========  =========   ========


                         BEGINNING    PROVISION/                ENDING
                         BALANCE      (REVERSALS)  ACTIVITY    BALANCE
                         ----------  ------------  ----------  --------
PRIOR PLANS
Termination benefits. .  $        -  $         -   $       -   $      -
Other cash costs. . . .           -            -           -          -
                         ----------  ------------  ----------  --------
Total . . . . . . . . .           -            -           -          -
                         ----------  ------------  ----------  --------

2001 PLAN
Termination benefits. .         5.3          1.3        (5.7)       0.9
Other cash costs. . . .         3.9          0.1        (3.8)       0.2
Fixed asset impairments           -         (0.4)        0.4          -
                         ----------  ------------  ----------  --------
Total . . . . . . . . .         9.2          1.0        (9.1)       1.1
                         ----------  ------------  ----------  --------

2002 PLAN
Termination benefits. .           -          5.7        (0.3)       5.4
Other cash costs. . . .           -          1.0        (0.2)       0.8
                         ----------  ------------  ----------  --------
Total . . . . . . . . .           -          6.7        (0.5)       6.2
                         ----------  ------------  ----------  --------


          GRAND TOTAL .  $      9.2  $       7.7   $    (9.6)  $    7.3
                         ==========  ============  ==========  ========





ENR 2002 Annual Report   PAGE 28





6. Accounts Receivable Write-down

On January 23, 2002, Kmart filed for Chapter 11 bankruptcy protection. Energizer's Special Purpose Entity (SPE) (see Note 15) had pre-petition accounts receivable from Kmart Corporation of $20.0. In the year ended September 30, 2002, Energizer recorded total charges related to such receivables of $15.0 pre-tax, or $9.3 after-tax. It is not yet known what portion, if any, of the balance will be collected.


7. Intellectual Property Rights Income

In fiscal 2001, Energizer recorded income of $20.0 pre-tax, or $12.3 after-tax, related to the licensing of intellectual property rights.

8. Goodwill and Intangible Assets and Amortization

Energizer monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. Continuing unfavorable business trends in Europe and the unfavorable costs of U.S. dollar-based products resulting from currency declines represented such conditions. As part of its annual business planning cycle, Energizer performed an evaluation of its European business in the fourth quarter of fiscal 2001, which resulted in a provision for goodwill impairment of $119.0. As of September 30, 2001, the remaining carrying amount of goodwill related to Energizer's European business after the provision for impairment was $8.5.


On October 1, 2001, Energizer adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (SFAS 142). SFAS 142 eliminates the amortization of goodwill and instead requires goodwill be tested for impairment at least annually. Intangible assets deemed to have an indefinite life under SFAS 142 are no longer amortized, but instead reviewed at least annually for impairment. Intangible assets with finite lives are amortized over its useful life.


As businesses have been acquired in the past, Energizer has allocated goodwill and other intangible assets to reporting units within each operating segment. Energizer's intangible assets are comprised of trademarks related to the Energizer name, which are deemed indefinite-lived intangibles. Thus beginning in fiscal 2002, these trademarks are no longer amortized.


As part of the implementation of SFAS 142, Energizer completed transitional tests in the first quarter of fiscal 2002, which resulted in no impairment. As part of its business planning cycle in the fourth quarter of fiscal 2002, Energizer completed its impairment test of goodwill and intangibles, which resulted in no impairment. The fair value of the reporting unit was estimated using the discounted cash flow method.



ENR 2002 Annual Report   PAGE 29




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)

The following table represents the carrying amount of goodwill and trademarks by segment at September 30, 2002:

                                                                           South &
                                        North                              Central
                                       America       Asia       Europe     America    Total
                                       --------    --------    --------   --------   --------
Goodwill                               $   24.7    $    0.9    $    9.1   $    2.7   $   37.4
                                       ========    ========    ========   ========   ========

Trademarks - Gross                        413.8        24.3          --         --      438.1
Trademarks - Accum. amortization         (354.4)       (9.8)         --         --     (364.2)
                                       --------    --------    --------   --------   --------
Trademarks - Net carrying amount       $   59.4    $   14.5    $     --   $     --   $   73.9
                                       ========    ========    ========   ========   ========

As required by SFAS 142, the results for periods prior to fiscal 2002 were not restated in the accompanying Consolidated Statement of Earnings. A reconciliation between net earnings and earnings per share reported by Energizer and net earnings and earnings per share as adjusted to reflect the impact of SFAS 142 is provided below:


YEAR ENDED SEPTEMBER 30,                               2001            2000
                                                   ------------    ------------
NET EARNINGS/(LOSS):

  As reported                                      $      (39.0)   $      181.4
  Goodwill amortization, net of tax                        12.1            13.6
  Intangible asset amortization, net of tax                 3.0             3.0
                                                   ------------    ------------
  Adjusted net earnings/(loss)                     $      (23.9)   $      198.0
                                                   ============    ============

BASIC EARNINGS/(LOSS) PER SHARE:

  As reported                                      $      (0.42)   $       1.89
  Goodwill amortization, net of tax                        0.13            0.14
  Intangible asset amortization, net of tax                0.03            0.03
                                                   ------------    ------------
  Adjusted basic earnings/(loss) per share         $      (0.26)   $       2.06
                                                   ============    ============

DILUTED EARNINGS/(LOSS) PER SHARE (a):

  As reported                                      $      (0.42)   $       1.88
  Goodwill amortization, net of tax                        0.13            0.14
  Intangible asset amortization, net of tax                0.03            0.03
                                                   ------------    ------------
  Adjusted diluted earnings/(loss) per share       $      (0.26)   $       2.05
                                                   ============    ============
Basic shares                                               92.6            96.1
Diluted shares                                             94.1            96.3

(a) For fiscal year 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.


ENR 2002 Annual Report   PAGE 30




9. Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

                                     2002            2001                   2000
                                 ------------    ------------    ---------------------------
                                                                  Continuing
                                 Consolidated    Consolidated     Operations    Consolidated
                                 ------------    ------------    ------------   ------------
Currently payable:
  United States                  $       52.5    $       42.8    $       47.5   $       45.2
  State                                   8.4             5.4             9.0            8.7
  Foreign                                24.4            22.0            36.6           36.6
                                 ------------    ------------    ------------   ------------
    Total current                        85.3            70.2            93.1           90.5
                                 ------------    ------------    ------------   ------------
Deferred:
  United States                           7.7             1.2             1.2            1.2
  State                                   1.2             0.1             0.2            0.2
  Foreign                                (2.2)           (1.0)            4.5            4.5
                                 ------------    ------------    ------------   ------------
    Total deferred                        6.7             0.3             5.9            5.9
                                 ------------    ------------    ------------   ------------
Provision for income taxes       $       92.0    $       70.5    $       99.0   $       96.4
                                 ============    ============    ============   ============

The source of pre-tax earnings was:

                                     2002           2001                   2000
                                 ------------   ------------    ---------------------------
                                                                 Continuing
                                 Consolidated   Consolidated     Operations    Consolidated
                                 ------------   ------------    ------------   ------------
United States                    $      191.3   $      118.2    $      201.9   $      200.5
Foreign                                  87.1          (86.7)           77.3           77.3
                                 ------------   ------------    ------------   ------------
Pre-tax earnings                 $      278.4   $       31.5    $      279.2   $      277.8
                                 ============   ============    ============   ============

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

                                                        2002                    2001                    2000
                                              --------------------    --------------------    --------------------

Computed tax at federal statutory rate         $97.4        35.0%   $   11.0        35.0%   $   97.7        35.0%
State income taxes, net of federal tax benefit   6.2         2.2         3.9        12.4         6.0         2.1
Foreign tax in excess of/(less than) the
   domestic rate                                (5.6)       (2.0)        9.4        29.7         4.3         1.6
Foreign benefits recognized related to
   prior years' losses                          (6.7)       (2.4)       (3.5)      (11.1)       (0.5)       (0.2)
Taxes on repatriation of foreign earnings        2.5         0.9         5.2        16.5         6.4         2.3
Foreign sales corporation benefit                 --          --        (1.2)       (3.8)       (2.0)       (0.7)
Nondeductible goodwill                            --          --         4.1        13.0         5.2         1.9
Provision for goodwill impairment                 --          --        41.7       132.4          --          --
Net tax benefit on sale of Spanish affiliate
    in excess of federal rate                     --          --          --          --       (18.9)       (6.7)
Other, net                                      (1.8)       (0.6)       (0.1)       (0.3)        0.8         0.2
                                              --------    --------    --------    --------    --------    --------
                                            $   92.0        33.1%   $   70.5       223.8%   $   99.0        35.5%
                                              ========    ========    ========    ========    ========    ========


ENR 2002 Annual Report   Page 31




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)


In 2001, Energizer recorded a provision for goodwill impairment of $119.0, for which there is no associated tax provision or benefit. See further discussion in
Note 8.

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


Had the Energizer tax provision been calculated as if Energizer was a separate, independent U.S. taxpayer, the income tax provision would have been higher by approximately $23.4 in 2000. The higher provision is due primarily to the $24.4 of capital loss benefits related to the sale of Energizer's Spanish affiliate that would not have been realized on a stand-alone basis.


The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows and include current and noncurrent amounts:


                                                    2002           2001
                                                ------------   ------------

Deferred tax liabilities:
  Depreciation and property differences         $      (74.2)  $      (61.1)
  Pension plans                                        (43.2)         (38.4)
  Other tax liabilities, noncurrent                    (28.1)         (14.5)
                                                ------------   ------------
    Gross deferred tax liabilities                    (145.5)        (114.0)
                                                ------------   ------------
Deferred tax assets:
  Accrued liabilities                                   72.0           58.8
  Tax loss carryforwards and tax credits                38.1           28.6
  Intangible assets                                     48.3           46.9
  Postretirement benefits other than pensions           34.6           35.3
  Inventory differences                                  3.5            4.0
  Other tax assets, noncurrent                           7.1            7.5
                                                ------------   ------------
    Gross deferred tax assets                          203.6          181.1
                                                ------------   ------------
  Valuation allowance                                  (32.5)         (35.1)
                                                ------------   ------------
Net deferred tax assets                         $       25.6   $       32.0
                                                ============   ============

Tax loss carryforwards of $.9 expired in 2002. Future expiration of tax loss carryforwards and tax credits, if not utilized, are as follows: 2003, $2.8; 2004, $3.3; 2005, $4.5; 2006, $3.0; 2007, $7.2; thereafter or no expiration,
$17.3. The valuation allowance is primarily attributed to certain accrued liabilities, tax loss carryforwards and tax credits outside the United States. The valuation allowance decreased $2.6 in 2002 primarily due to tax loss carryforwards and tax credits utilized in 2002.


At September 30, 2002, approximately $121.5 of foreign subsidiary net earnings was considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.



ENR 2002 Annual Report   PAGE 32





10. Earnings Per Share

For fiscal 2002 and 2001, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.


Earnings per share has been calculated using Energizer's historical basis earnings for fiscal 2000. For the year ended September 30, 2000, the number of shares used to compute basic earnings per share is based on the weighted-average number of shares of Ralston stock outstanding during the six months ended March 31, 2000 (adjusted for the distribution of one share of Energizer stock for each three shares of Ralston stock) and the weighted-average number of shares of Energizer stock outstanding from April 1, 2000 to September 30, 2000.


The following table sets forth the computation of basic and diluted earnings per share:

FOR THE YEAR ENDED SEPTEMBER 30,                           2002      2001       2000
                                                         --------  --------   --------

Numerator
  Numerator for basic and dilutive earnings per share -
    Earnings/(loss) from continuing operations           $  186.4  $  (39.0)  $  180.2
    Net gain on disposition of discontinued operations         --        --        1.2
                                                         --------  --------   --------
    Net earnings/(loss)                                  $  186.4  $  (39.0)  $  181.4
                                                         ========  ========   ========
Denominator
  Denominator for basic earnings per share -
    Weighted-average shares                                  91.0      92.6       96.1
                                                         --------  --------   --------
  Effect of dilutive securities
    Stock options                                             1.2       1.0        0.1
    Restricted stock equivalents                              0.6       0.5        0.1
                                                         --------  --------   --------
      Total dilutive securities                               1.8       1.5        0.2
                                                         --------  --------   --------
  Denominator for dilutive earnings per share -
    Weighted-average shares and assumed conversions          92.8      94.1       96.3
                                                         ========  ========   ========
Basic earnings per share
  Earnings/(loss) from continuing operations             $   2.05  $  (0.42)  $   1.88
  Net gain on disposition of discontinued operations           --        --       0.01
                                                         --------  --------   --------
  Net earnings/(loss)                                    $   2.05  $  (0.42)  $   1.89
                                                         ========  ========   ========
Diluted earnings per share
  Earnings/(loss) from continuing operations             $   2.01  $  (0.42)  $   1.87
  Net gain on disposition of discontinued operations           --        --       0.01
                                                         --------  --------   --------
  Net earnings/(loss)                                    $   2.01  $  (0.42)  $   1.88
                                                         ========  ========   ========


ENR 2002 Annual Report   PAGE 33




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)

11. Stock-Based Compensation

Energizer's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards to purchase shares of Energizer's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2002, 2001 and 2000, respectively, there were 6.1 million, 6.6 million and 7.0 million shares available for future awards.


Options that have been granted under the Plan have been granted at the market price on the grant date and generally vest ratably over three to five years. Awards have a maximum term of 10 years.

Restricted stock and restricted stock equivalent awards may also be granted under the Plan. During 2002 and 2000, the Board of Directors approved the grants of up to 20,000 and 635,000 restricted stock equivalents, respectively to a group of key employees and directors upon their purchase of an equal number of shares of ENR stock within a specified period. The restricted stock equivalents will vest three years from their respective dates of grant and will convert into unrestricted shares of ENR stock at that time, or, at the recipient's election, will convert at the time of the recipient's retirement or other termination of employment. During fiscal 2002, 2001 and 2000, respectively, 37,700, 120,885 and 488,415 restricted stock equivalents had been granted. The weighted-average fair value for restricted stock equivalents granted in 2002, 2001 and 2000 was $18.97, $19.94 and $18.30, respectively.


Under the terms of the Plan, option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.


Energizer also permits deferrals of bonus and salary and, for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common
Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution which may be elected in advance by the participant, the number of equivalents then credited to the participant's account is determined and then an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant.


Energizer applies APB 25 and related interpretations in accounting for its stock-based compensation. Charges to earnings for stock-based compensation were $4.4, $4.1 and $4.8 in 2002, 2001 and 2000, respectively. Had cost for stock-based compensation been determined based on the fair value method set forth under SFAS 123, Energizer's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below. Pro forma amounts are for disclosure purposes only and may not be representative of future calculations.


                                           2002        2001         2000
                                        ----------  ----------   ----------

Net earnings/(loss):
    As reported                         $    186.4  $    (39.0)  $    181.4
    Pro forma                           $    178.4  $    (53.0)  $    176.1
Basic earnings/(loss) per share:
    As reported                         $     2.05  $    (0.42)  $     1.89
    Pro forma                           $     1.96  $    (0.57)  $     1.83
Diluted earnings/(loss) per share:
    As reported                         $     2.01  $    (0.42)  $     1.88
    Pro forma                           $     1.92  $    (0.57)  $     1.83

The weighted-average fair value of options granted in fiscal 2002, 2001 and 2000 was $9.65, $7.51 and $7.13 per option, respectively. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                           2002         2001         2000
                                        ----------   ----------   ----------

Risk-free interest rate                       4.70%        4.90%        5.85%
Expected life of option                  7.5 years    7.5 years    7.5 years
Expected volatility of ENR stock              19.0%        19.3%        20.3%
Expected dividend yield on ENR stock            --%          --%          --%


ENR 2002 Annual Report   PAGE 34





A summary of nonqualified ENR stock options outstanding is as follows (shares in millions):

                                  2002                            2001                          2000
                     -----------------------------   -----------------------------   -----------------------------
                                   Weighted-Average               Weighted-Average                Weighted-Average
                           Shares   Exercise Price      Shares      Exercise Price      Shares      Exercise Price
                        ----------  --------------   ----------   ----------------   ----------   ----------------
Outstanding on October 1,    7.71      $ 17.54            7.37        $  17.41              --       $       --
Granted                      0.52        26.34            0.38           20.30            7.37            17.41
Exercised                   (0.52)       17.31           (0.01)          17.00              --               --
Cancelled                   (0.02)       19.80           (0.03)          20.00              --               --
                             ------                    ----------                      ----------
Outstanding on September 30, 7.69        18.14            7.71           17.54            7.37            17.41
                             ------    ----------      ----------      ----------      ----------       ----------
Exercisable on September 30,  3.04     $ 17.52            1.62        $  17.43              --       $       --

Information about ENR nonqualified options at September 30, 2002 is summarized below (shares in millions):

                                        OUTSTANDING STOCK OPTIONS           EXERCISABLE STOCK OPTIONS
                              -------------------------------------------   -------------------------
                                       Weighted-Average
                                          Remaining
                                       Contractual Life  Weighted-Average            Weighted-Average
Range of Exercise Prices      Shares       (Years)        Exercise Price    Shares    Exercise Price
------------------------      ------   ----------------  ----------------   ------   ----------------

$16.81 to $21.06                7.31           7.7           $  17.58        3.04        $ 17.52
$25.05 to $30.10                0.38           9.9              28.97          --             --
                              ------                                         -----
$16.81 to $30.10                7.69           7.8              18.14        3.04          17.52
                              ======                                         =====

12. Pension Plans and Other Postretirement Benefits

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


Energizer currently provides other postretirement benefits, consisting of healthcare and life insurance benefits for certain groups of retired employees. Retiree contributions for healthcare benefits are adjusted periodically, as total costs of the program change. In prior years, Energizer has increased its contributions for healthcare benefits to partially mitigate the impact of increased medical costs to eligible retirees, although there is no requirement in Energizer's retiree health plan to do so. The benefit obligation as of the beginning of fiscal 2001 and prior was computed assuming such increases continue in the future. In fiscal 2001, the plan was amended such that there will not be an increase in Energizer's contribution rate beyond the level of subsidy to be provided for in calendar 2002. The impact of this amendment was a reduction of the projected benefit obligation of $39.4.


Prior to the spin-off, Energizer employees participated in Ralston's defined benefit plans. In addition, certain groups of retirees and management employees were eligible for certain postretirement benefits provided by Ralston.



ENR 2002 Annual Report   Page 35




Energizer Holdings, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)

The following tables present the benefit obligation and funded status of the plans:

                                                               PENSION           POSTRETIREMENT
                                                         -------------------   -------------------
SEPTEMBER 30,                                              2002       2001       2002       2001
                                                         --------   --------   --------   --------

CHANGE IN BENEFIT OBLIGATION:

  Benefit obligation at beginning of year                $  405.4   $  351.6   $   54.4   $   83.7
  Service cost                                               16.6       16.6        0.1        0.2
  Interest cost                                              26.5       24.5        3.6        6.1
  Plan participants' contributions                            0.6        0.5         --         --
  Actuarial (gain)/loss                                      20.1       20.3       (5.7)       5.8
  Benefits paid                                             (32.7)     (18.4)      (2.7)      (1.8)
  Foreign currency exchange rate changes                      5.1        2.0         --       (0.2)
  Special termination benefits                                 --        8.3         --         --
  Amendments                                                   --         --         --      (39.4)
                                                         --------   --------   --------   --------
  Benefit obligation at end of year                      $  441.6   $  405.4   $   49.7   $   54.4
                                                         ========   ========   ========   ========


CHANGE IN PLAN ASSETS:

  Fair value of plan assets at beginning of year         $  495.4   $  557.7   $    2.3   $    1.9
  Actual return on plan assets                               (7.9)     (49.0)        --        0.4
  Company contributions                                       2.5        2.6        2.7        1.8
  Plan participants' contributions                            0.6        0.5        2.7        2.0
  Benefits paid                                             (32.7)     (18.4)      (5.5)      (3.8)
  Foreign currency exchange rate changes                      5.1        2.0        0.1         --
                                                         --------   --------   --------   --------
  Fair value of plan assets at end of year               $  463.0   $  495.4   $    2.3   $    2.3
                                                         ========   ========   ========   ========

FUNDED STATUS:

  Funded status of the plan                              $   21.4   $   90.0   $  (47.4)  $  (52.1)
  Unrecognized net loss/(gain)                               87.1        6.7       (2.6)       3.1
  Unrecognized prior service cost                             0.2        0.2      (40.3)     (42.7)
  Unrecognized net transition asset                           1.4        1.3         --         --
                                                         --------   --------   --------   --------
  Prepaid/(accrued) benefit cost                         $  110.1   $   98.2   $  (90.3)  $  (91.7)
                                                         ========   ========   ========   ========

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET:

  Prepaid benefit cost                                   $  119.8   $  106.2   $     --   $     --
  Accrued benefit liability                                 (12.6)     (10.0)     (90.3)     (91.7)
  Intangible asset                                            0.2        0.2         --         --
  Accumulated other comprehensive income                      2.7        1.8         --         --
                                                         --------   --------   --------   --------
  Net amount recognized                                  $  110.1   $   98.2   $  (90.3)  $  (91.7)
                                                         ========   ========   ========   ========

The accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $61.3 and $41.3, respectively, as of September 30, 2002 and $11.0 and zero, respectively, as of September 30, 2001.


Pension  assets  consist  primarily  of listed common stocks and bonds. The U.S.
plan held 1.7 million shares of ENR stock in both 2002 and 2001. The market value of such stock was $52.6 and $28.8, at September 30, 2002 and 2001, respectively.



ENR 2002 Annual Report   PAGE 36




The following table presents pension and postretirement expense for fiscal 2002 and 2001:

                                                        PENSION            POSTRETIREMENT
                                                   -------------------   -------------------
SEPTEMBER 30,                                        2002       2001       2002       2001
                                                   --------   --------   --------   --------
Service cost                                       $   16.6   $   16.6   $    0.1   $    0.2
Interest cost                                          26.5       24.5        3.6        6.1
Expected return on plan assets                        (48.9)     (46.9)        --         --
Amortization of unrecognized prior service cost          --         --       (2.4)      (0.3)
Amortization of unrecognized transition asset           0.3        0.3         --         --
Recognized net actuarial (gain)/loss                   (1.3)      (3.3)        --         --
                                                   --------   --------   --------   --------
Net periodic benefit cost/(income)                 $   (6.8)  $   (8.8)  $    1.3   $    6.0
                                                   ========   ========   ========   ========

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

                                                         PENSION           POSTRETIREMENT
                                                   -------------------   ------------------
                                                     2002       2001       2002      2001
                                                   --------   --------   --------  --------

Discount rate                                           6.2%       6.6%       6.5%      7.0%
Expected return on plan assets                          8.3%       8.7%        --        --
Compensation increase rate                              4.7%       5.2%        --        --

Assumed healthcare cost trend rates have been used in the valuation of postretirement health insurance benefits for the beginning of the 2001 valuation. The trend rate used for those periods was 6.5%. Due to the amendment to the postretirement plan discussed above, cost trend rates no longer materially impact the plan.


PRE-SPIN PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Prior to the spin-off, Energizer participated in Ralston's noncontributory defined benefit pension plans (Plans), which covered substantially all regular employees in the United States and certain employees in other countries.
Effective January 1, 1999, assets of the Plans provide employee benefits in addition to normal retirement benefits. The additional benefit was equal to a 300% match on participants' after-tax contributions of 1% or 1.75% to the Savings Investment Plan. The amount allocated to Energizer was based on Energizer's percentage of the total liability of the Plans and was income of $2.1 in 2000.


Prior to the spin-off, Ralston provided healthcare and life insurance benefits for certain groups of retired Energizer employees. The cost of these benefits was allocated to Energizer based on Energizer's percentage of the total liability related to these benefits. Ralston also sponsored plans whereby certain management employees could defer compensation for cash benefits after retirement. The cost of these postretirement benefits was $3.3 in 2000.


13. Defined Contribution Plan

Energizer sponsors employee savings plans, which cover substantially all U.S. employees. Energizer matches 50% of participants' before-tax contributions up to 6% of compensation. In addition, participants can make after-tax contributions of 1% of compensation into the savings plan. The participant's after-tax contribution is matched within the pension plan at 325%. Amounts charged to expense during fiscal 2002 and 2001 were $4.0 and $3.8, respectively. Subsequent to the spin-off from Ralston, Energizer charged $1.8 to expense in fiscal 2000.


Prior to the spin-off, substantially all regular Energizer employees in the United States were eligible to participate in the Ralston-sponsored defined contribution plans. Participant contributions were matched in accordance with Ralston's plan terms. Prior to the spin-off, Energizer recorded costs as allocated by Ralston. The amount of such costs was $1.2 for the six months ended March 31, 2000.


14. Debt

Immediately prior to the spin-off, Ralston borrowed $478.0 through several interim-funding facilities and assigned all repayment obligations of those facilities to Energizer. In April and May 2000, Energizer entered into separate financing agreements, including an agreement to sell domestic trade receivables as discussed in Note 15 below, and repaid the interim-funding facilities.


Notes payable at September 30, 2002 and 2001 consisted of notes payable to financial institutions with original maturities of less than one year of $94.6 and $110.3, respectively, and had a weighted-average interest rate of 3.8% and 6.9%, respectively.



ENR 2002 Annual Report   PAGE 37




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(Dollars in millions, except per share data)

The detail of long-term debt at September 30 is as follows:

                                                            2002         2001
                                                        ----------   ----------

Private placement, interest rates ranging
  from 7.8% to 8.0%, due 2003 to 2010                   $    175.0   $    175.0
Revolving credit facility                                       --         50.0
                                                        ----------   ----------
                                                             175.0        225.0
Less current portion                                          15.0           --
                                                        ----------   ----------
  Total long-term debt                                  $    160.0   $    225.0
                                                        ==========   ==========


Energizer maintains total committed debt facilities of $625.0, of which $450.0 remained available as of September 30, 2002.

Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3 to 1 and the ratio of its EBIT to total interest expense must exceed 3 to 1.

Aggregate maturities on all long-term debt are as follows: $15.0 in 2003, $110.0 in 2005, $25.0 in 2007 and $25.0 in 2010.

15. Sale of Accounts Receivable

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


The activity related to the SPE at September 30 is presented in the table below. The net proceeds of the transaction were used to reduce various debt instruments. The proceeds are reflected as operating cash flows in Energizer's Consolidated Statement of Cash Flows.


AS OF SEPTEMBER 30,                                           2002       2001
-------------------                                         --------   --------
Total outstanding accounts receivable sold to SPE           $  164.6   $  184.1
Cash received by SPE from sale of  receivables to a
  third party                                                     --       86.2
Subordinated retained interest                                 164.6       97.9
Energizer's investment in SPE                                  164.6       97.9

Absent the sale treatment required for the SPE, Energizer's balance sheet would reflect additional accounts receivable, notes payable and lower other current assets as follows:

AS OF SEPTEMBER 30,                                           2002       2001
-------------------                                         --------   --------
Additional accounts receivable                              $  164.6   $  184.1
Additional notes payable                                          --       86.2
Lower other current assets                                     164.6       97.9

16. Preferred Stock

Energizer's Articles of Incorporation authorize Energizer to issue up to 10 million shares of $.01 par value of preferred stock. As of September 30, 2002, there were no shares of preferred stock outstanding.

17. Shareholders Equity

On March 16, 2000, the Board of Directors declared a dividend of one share purchase right (Right) for each outstanding share of ENR common stock. Each Right entitles a shareholder of ENR stock to purchase an additional share of ENR stock at an exercise price of $150, which price is subject to anti-dilution adjustments. Rights, however, may only be exercised if a person or group has acquired or commenced a public tender for 20% or more of the outstanding ENR stock, unless the acquisition is pursuant to a tender or exchange offer for all outstanding shares of ENR stock and a majority of the Board of Directors determines that the price and terms of the offer are adequate and in the best interests of shareholders (a Permitted Offer). At the time that 20% or more of the outstanding ENR stock is actually acquired (other than in connection with a Permitted Offer), the exercise price of each Right will be adjusted so that the holder (other than the person or member of the group that made the acquisition) may then purchase a share of ENR stock at one-third of its then-current market price. If Energizer merges with any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the surviving entity having a value equal to twice the exercise price. If Energizer transfers 50% or more of its assets or earnings power to any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the acquiring entity having a value equal to twice the exercise price.


Energizer can redeem the Rights at a price of $.01 per Right at any time prior to the time a person or group actually acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer). In addition, following the acquisition by a person or group of at least 20%, but not more than 50% of the outstanding ENR stock (other than in connection with a Permitted Offer), Energizer may exchange each Right for one share of ENR stock.
Energizer's Board of Directors may amend the terms of the Rights at any time prior to the time a person or group acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer) and may amend the terms to lower the threshold for



ENR 2002 Annual Report   PAGE 38





exercise of the Rights. If the threshold is reduced it cannot be lowered to a percentage that is less than 10% or, if any shareholder holds 10% or more of the outstanding ENR stock at that time, the reduced threshold must be greater than the percentage held by that shareholder. The Rights will expire on April 1, 2010.


At September 30, 2002, there were 300 million shares of ENR stock authorized, of which approximately 8.9 million shares were reserved for issuance under the 2000 Incentive Stock Plan.


In September 2000, Energizer's Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer's common stock, which was completed in May 2002. At that time, the Board approved a new share repurchase plan authorizing the repurchase of up to an additional 5 million shares of common stock, of which no shares have been repurchased as of the date of this report. In addition, in August 2002, pursuant to a modified Dutch Auction tender offer, and under a separate Board authorization, Energizer acquired approximately 2.6 million shares of its common stock at a cost of $77.0.


18. Financial Instruments and Risk Management

FOREIGN CURRENCY CONTRACTS Energizer enters into foreign exchange forward contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. Energizer has not designated any financial instruments as hedges for accounting purposes. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which Energizer is exposed include external purchase transactions and intercompany receivables, dividends and service fees.


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


                                                   2002         2001
                                                ----------   ----------
INSTRUMENT

  Options                                       $     25.8   $     16.0
  Forwards                                             8.7        121.3

CURRENCY

  Euro                                                25.8         27.5
  Australian dollar                                    8.6           --
  Swiss franc                                           --        105.7
  Other currencies                                     0.1          4.1

PREPAID SHARE OPTION TRANSACTION A portion of Energizer's deferred compensation liabilities is based on Energizer stock price and is subject to market risk. In May 2002, Energizer entered into a prepaid share option transaction with a financial institution to mitigate this risk. Energizer invested $22.9 in the prepaid share option transaction and recorded it in other current assets. The change in fair value of the prepaid share option is recorded in selling, general and administrative expenses. Changes in value of the prepaid share option should substantially offset changes in the deferred compensation liabilities tied to the Energizer stock price. The change in fair value of the prepaid share option for the year ended September 30, 2002 resulted in income of $2.6.


CONCENTRATION OF CREDIT RISK The counterparties to foreign currency contracts consist of a number of major international financial institutions and are generally institutions with which Energizer maintains lines of credit. Energizer does not enter into foreign exchange contracts through brokers nor does it trade foreign exchange contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.


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


FINANCIAL INSTRUMENTS Energizer's financial instruments include cash and cash equivalents, short-term and long-term debt, foreign currency contracts, and interest rate swap agreements. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.


At September 30, 2002 and 2001, the fair market value of long-term debt was $200.0 and $242.2, respectively, compared to its carrying value of $175.0 and $225.0, respectively. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.


The fair value of foreign currency contracts is the amount that Energizer would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and



ENR 2002 Annual Report   PAGE 39




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)


remaining maturities. Based on these considerations, Energizer would receive a total net payment of zero and $6.7 for outstanding foreign currency contracts at September 30, 2002 and 2001, respectively. However, these payments are unlikely due to the fact that Energizer enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.


19. Environmental and Legal Matters

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS The operations of Energizer, like those of other companies engaged in the battery business, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.


Energizer has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of Energizer and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.


The amount of Energizer's ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.


In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. The buyer assumed responsibility for those programs at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between Energizer and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston's successor is obligated to indemnify Energizer for 50% of any such liabilities in excess of $3.


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

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $7.0 for estimated liabilities at September 30, 2002, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or year.



LEGAL PROCEEDINGS Energizer previously disclosed that Zinc Products Company, a division of Alltrista Corp., a supplier of zinc cans used in the manufacture of batteries, filed suit against Energizer, claiming breach of contract when
Energizer closed its Fremont, Ohio plant. In January of 2001, the suit was dismissed upon a settlement payment, in an immaterial amount, by Energizer.


In October 2001, Energizer entered into separate settlement agreements with Strategic Electronics and Duracell related to outstanding contract claims associated with Duracell's and Energizer's on-label battery testers. Under the terms of the agreements, mutual releases of all outstanding claims were given, and Energizer was licensed to utilize any applicable patents related to its on-label battery tester.


Energizer and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Energizer business. Many of these legal matters are in preliminary stages and


ENR 2002 Annual Report   PAGE 40





involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, Energizer believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to Energizer's financial position, taking into account established accruals for estimated liabilities. These liabilities, however, could be material to results of operations or cash flows for a particular quarter or year.

20. Other Commitments and Contingencies

Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2002 were $9.8 in 2003, $8.4 in 2004, $7.5 in 2005,
$7.5 in 2006, $7.3 in 2007 and $30.4 thereafter. These leases are primarily for office facilities.

Total rental expense for all operating leases was $17.3, $17.9 and $17.5 in 2002, 2001 and 2000, respectively.

21. Supplemental Financial Statement Information

                                                              2002         2001
                                                           ----------   ----------
SUPPLEMENTAL BALANCE SHEET INFORMATION:

Inventories
  Raw materials and supplies                               $     44.5   $     47.0
  Work in process                                                98.6         91.4
  Finished products                                             215.9        222.9
                                                           ----------   ----------
    Total inventories                                      $    359.0   $    361.3
                                                           ==========   ==========
Other current assets
  Investment in SPE (see Note 15)                          $    164.6   $     97.9
  Miscellaneous receivables                                      21.3         25.3
  Deferred income tax benefits                                   56.6         46.3
  Prepaid expenses                                               63.5         39.8
  Other                                                            --          0.6
                                                           ----------   ----------
    Total other current assets                             $    306.0   $    209.9
                                                           ==========   ==========
Property at cost
  Land                                                     $     10.2   $     10.1
  Buildings                                                     149.5        147.6
  Machinery and equipment                                       855.8        834.5
  Construction in progress                                       24.8         37.8
                                                           ----------   ----------
    Total gross property                                      1,040.3      1,030.0
  Accumulated depreciation                                      584.6        553.9
                                                           ----------   ----------
    Total net property at cost                             $    455.7   $    476.1
                                                           ==========   ==========
Other assets
  Goodwill (net of accumulated amortization:
    $25.4 in 2002, $25.9 in 2001)                          $     37.4   $     38.1
  Other intangible assets (net of accumulated
    amortization: $364.2 in 2002, $364.7 in 2001)                73.9         72.7
  Pension asset                                                 117.9        106.2
  Deferred charges and other assets                              15.3         21.2
                                                           ----------   ----------
    Total other assets                                     $    244.5   $    238.2
                                                           ==========   ==========
Other current liabilities
  Accrued advertising, promotion and allowances            $    141.4   $    143.2
  Accrued salaries, vacations and incentive compensation         69.4         47.2
  Other                                                          94.8         85.3
                                                           ----------   ----------
    Total other current liabilities                        $    305.6   $    275.7
                                                           ==========   ==========
Other noncurrent liabilities
  Postretirement benefit liability                         $     90.3   $     91.7
  Other noncurrent liabilities                                   98.4         77.8
                                                           ----------   ----------
    Total other noncurrent liabilities                     $    188.7   $    169.5
                                                           ==========   ==========


ENR 2002 Annual Report   PAGE 41




Energizer Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)

                                                   2002          2001          2000
                                                ----------    ----------    ----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance at beginning of year                    $     11.8    $     12.5    $     19.3
Provision charged to expense                          16.6           2.8           5.1
Write-offs, less recoveries                          (21.2)         (3.9)         (5.9)
Transfer to SPE (see Note 15)                         (0.3)          0.4          (6.0)
                                                ----------    ----------    ----------
Balance at end of year                          $      6.9    $     11.8    $     12.5
                                                ==========    ==========    ==========
SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION:
Interest paid                                   $     19.9    $     36.1    $     19.5
Income taxes paid                                     95.7          83.1          86.5


22. Segment Information

Energizer manufactures and markets dry cell batteries including alkaline, carbon zinc, miniature and specialty batteries, and flashlights and other lighting products throughout the world. Operations are managed via four major geographic areas - North America (the United States, Canada and Caribbean), Asia Pacific, Europe, and South and Central America (including Mexico). In the past, each segment has reported profit from its intersegment sales in its own segment results. Changes in intersegment profit captured in inventory and not yet sold to outside customers were recorded in general corporate expenses. Due to increased levels of intersegment sales related to production consolidation and in light of Energizer's current management objectives and structure, Energizer believes the exclusion of intersegment profit in segment results is a more appropriate view of its operating segments.

Beginning in fiscal 2002, Energizer reported segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Profit on sales to other segments will no longer be reported in the selling region. As a result, segments with manufacturing capacity that are net exporters to other segments will show lower segment profit than in the past. Segments that are net importers of Energizer manufactured product will show higher segment profit than in the past. Prior periods have been restated for comparability.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 16.3%, 16.6% and 15.3% of total net sales in 2002, 2001 and 2000, respectively, primarily in North America.

                                                                       2002          2001          2000
                                                                    ----------    ----------    ----------
NET SALES
North America                                                       $  1,035.0    $    970.3    $  1,123.0
Asia Pacific                                                             321.0         322.9         388.2
Europe                                                                   281.7         265.7         285.1
South and Central America                                                102.0         135.3         131.4
                                                                    ----------    ----------    ----------
  Total net sales                                                   $  1,739.7    $  1,694.2    $  1,927.7
                                                                    ==========    ==========    ==========

OPERATING PROFIT BEFORE RESTRUCTURING CHARGES,
  AMORTIZATION, INTEREST AND UNUSUAL ITEMS
  North America                                                     $    286.2    $    202.4    $    309.2
  Asia Pacific                                                            78.5          66.6          95.2
  Europe                                                                  21.3           6.6          10.1
  South and Central America                                                9.7          13.3          18.9
                                                                    ----------    ----------    ----------
    Total segment profitability                                          395.7         288.9         433.4
  General corporate and other expenses                                   (55.0)        (26.5)        (35.1)
  Research and development expense                                       (37.1)        (46.4)        (49.9)
                                                                    ----------    ----------    ----------
    Operating profit before restructuring charges,
     amortization, interest and unusual items                            303.6         216.0         348.4
  Provisions for restructuring and other related costs                   (10.3)        (29.8)           --
  Gain on sale of property                                                 6.3            --            --
  Provision for goodwill impairment                                         --        (119.0)           --
  Intellectual property rights income                                       --          20.0            --
  Costs related to spin-off                                                 --            --          (5.5)
  Loss on disposition of Spanish affiliate                                  --            --         (15.7)
  Amortization                                                              --         (21.2)        (24.1)
  Interest and other financial items                                     (21.2)        (34.5)        (23.9)
                                                                    ----------    ----------    ----------
    Total earnings from continuing operations before income taxes   $    278.4    $     31.5    $    279.2
                                                                    ==========    ==========    ==========


ENR 2002 Annual Report   PAGE 42




                                                             2002         2001         2000
                                                          ----------   ----------   ----------
DEPRECIATION
  North America                                           $     39.3   $     38.1   $     34.8
  Asia Pacific                                                  10.6         11.5         12.4
  Europe                                                         6.1          6.4          7.7
  South and Central America                                      1.4          2.6          3.0
                                                          ----------   ----------   ----------
    Total depreciation expense                            $     57.4   $     58.6   $     57.9
                                                          ==========   ==========   ==========

ASSETS AT YEAR END

  North America                                           $    951.6   $    851.7   $    956.5
  Asia Pacific                                                 208.1        195.7        245.7
  Europe                                                       263.5        259.2        244.7
  South and Central America                                     53.6         80.2         96.2
                                                          ----------   ----------   ----------
    Total segment assets                                     1,476.8      1,386.8      1,543.1
  Goodwill and other intangible assets                         111.3        110.8        250.4
                                                          ----------   ----------   ----------
    Total assets                                          $  1,588.1   $  1,497.6   $  1,793.5
                                                          ==========   ==========   ==========

CAPITAL EXPENDITURES

  North America                                           $     30.1   $     69.0   $     56.0
  Asia Pacific                                                   7.0          4.6          8.4
  Europe                                                         2.5          2.6          6.0
  South and Central America                                      1.1          1.7          2.4
                                                          ----------   ----------   ----------
    Total capital expenditures                            $     40.7   $     77.9   $     72.8
                                                          ==========   ==========   ==========

GEOGRAPHIC SEGMENT INFORMATION ON A LEGAL ENTITY BASIS:

NET SALES TO CUSTOMERS

  United States                                           $    963.8   $    903.4   $  1,053.5
  International                                                775.9        790.8        874.2
                                                          ----------   ----------   ----------
    Total net sales                                       $  1,739.7   $  1,694.2   $  1,927.7
                                                          ==========   ==========   ==========
LONG-LIVED ASSETS

  United States                                           $    518.9   $    527.1   $    517.9
  International                                                181.3        187.2        345.3
                                                          ----------   ----------   ----------
    Total long-lived assets                               $    700.2   $    714.3   $    863.2
                                                          ==========   ==========   ==========

Supplemental product information is presented below for net sales:

                                                             2002         2001         2000
                                                          ----------   ----------   ----------

NET SALES

  Alkaline batteries                                      $  1,189.0   $  1,124.5   $  1,282.3
  Carbon zinc batteries                                        243.2        263.4        324.3
  Lighting products                                            109.8        114.0        130.4
  Miniature batteries                                           69.3         67.2         64.9
  Other                                                        128.4        125.1        125.8
                                                          ----------   ----------   ----------
    Total net sales                                       $  1,739.7   $  1,694.2   $  1,927.7
                                                          ==========   ==========   ==========


ENR 2002 Annual Report   PAGE 43





Energizer Holdings, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
(Dollars in millions, except per share data)

23. Quarterly Financial Information - (Unaudited)

The results of any single quarter are not necessarily indicative of Energizer's results for the full year. Net earnings of Energizer are significantly impacted in the first quarter by the additional sales volume associated with the December holiday season.

                                                  FIRST        SECOND        THIRD       FOURTH
                                                ----------   ----------   ----------   ----------

FISCAL 2002

Net sales                                       $    567.7   $    339.7   $    389.9   $    442.4
Gross profit                                         262.7        149.9        169.4        193.9
Net earnings(b)                                       70.4         20.0         39.8         56.2
Basic earnings per share                        $     0.77   $     0.22   $     0.44   $     0.62
Diluted earnings per share                      $     0.76   $     0.21   $     0.43   $     0.61

FISCAL 2001

Net sales(a)                                    $    559.3   $    355.0   $    347.2   $    432.7
Gross profit                                         247.7        150.4        131.4        165.6
Net earnings/(loss)(b)                                54.2          5.6         15.7       (114.5)
Basic and diluted earnings/(loss) per share     $     0.57   $     0.06   $     0.17   $    (1.25)

(a) Certain reclassifications have been made to comply with EITF 00-10, 00-14 and 00-25. See Note 2 for further discussion.

                                         FIRST         SECOND       THIRD
                                      ----------    ----------    ----------

FISCAL 2001

Net sales as disclosed in 10Q         $    558.7    $    351.9    $    346.6
Reclassifications, net                       0.6           3.1           0.6
                                      ----------    ----------    ----------
Reclassified net sales                $    559.3    $    355.0    $    347.2
                                      ==========    ==========    ==========


Gross profit as disclosed in 10Q      $    266.7    $    162.3    $    145.0
Reclassifications, net                     (19.0)        (11.9)        (13.6)
                                      ----------    ----------    ----------
Reclassified gross profit             $    247.7    $    150.4    $    131.4
                                      ==========    ==========    ==========

(b) Net earnings includes the following items:

                                                                            2002      2001
                                                                          --------  --------

First quarter
  Provisions for restructuring and related costs                              (2.9)       --
  Amortization                                                                  --      (3.8)
Second quarter
  Accounts receivable write-down                                              (6.1)       --
  Provisions for restructuring                                                (2.9)       --
  Amortization                                                                  --      (3.8)
Third quarter
  Intellectual property rights income                                           --      12.3
  Amortization                                                                  --      (3.8)
Fourth quarter
  Provisions for restructuring                                                (2.0)    (19.4)
  Accounts receivable write-down                                              (3.2)       --
  Gain on sale of property                                                     5.0        --
  Tax benefits recognized in fiscal 2002 related to prior years' losses        6.7        --
  Amortization                                                                  --      (3.7)
  Provision for goodwill impairment                                             --    (119.0)



ENR 2002 Annual Report   PAGE 44