Form 10-K, Exhibit 13
period 2003-09-30
ENERGIZER HOLDINGS INC
filed 2003-12-15
CIK 1096752

Exhibit 13

ENERGIZER HOLDINGS, INC.

Management’s Discussion and Analysis of Results of Operations and Financial Condition
(Dollars in millions except per share and percentage data)

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (Energizer) historical basis results of operations, operating segment results, and liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

BATTERY BUSINESS OVERVIEW

Energizer is one of the world's largest manufacturers of primary batteries and flashlights and a global leader in the dynamic business of providing portable power. Energizer manufactures and/or markets a complete line of primary alkaline and carbon zinc, miniature and rechargeable batteries primarily under the brands Energizer ®e 2 ®, Energizer  ®and Eveready®  as well as specialty photo lithium batteries, flashlights and other lighting products.

There has been a continuing shift in consumer preference from carbon zinc batteries to higher-power, higher-priced alkaline and other more advanced batteries. Alkaline batteries are the predominant primary battery in most parts of the world except Asia and Africa. However, carbon zinc batteries continue to play a major role in less developed countries throughout the world and offer Energizer market position in those countries. Energizer uses its full portfolio of products to meet consumer needs.

Energizer and its battery and lighting products subsidiaries operate 21 manufacturing and packaging facilities in 14 countries on four continents. Its products are marketed and sold in more than 150 countries primarily through a direct sales force, and also through distributors, to mass merchandisers, wholesalers and other customers.

The battery category continues to be highly competitive as manufacturers compete for consumer acceptance and retail shelf space. Overall primary battery consumption has been increasing for many years, however economic weakness in particular world areas and inventory reductions by retailers have moderated unit sales growth. Over the last three years, category dollar sales in the United States have lagged unit sales as consumer purchases have shifted to larger pack sizes, list prices have been reduced and/or promotional discounting has deepened as competitors attempt to gain or protect share. In late fiscal 2003, category pricing in the United States has begun to stabilize and promotional discounting has moderated. Energizer estimates its share of the total United States retail alkaline market was approximately 31% in 2003 and 32% in 2002 and 2001.

Retail outlets experiencing the strongest battery category growth in the United States include mass merchandisers' super center format, home centers and dollar stores, while traditional outlets such as food, drug and hardware declined. Outside the United States, retail growth is generally in larger scale, multi-national outlets. Wal-Mart Stores, Inc. and its subsidiaries is Energizer’s largest customer. Energizer is well positioned to meet the needs of customer and consumer demands in these formats, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence in each of the retail channels.

Internationally, economic conditions and currency valuations, relative to the U.S. dollar have improved in 2003, resulting in improved International Battery segment results. The strengthening of the euro has been a significant benefit to Energizer in 2003. Currency valuation was generally unfavorable to Energizer during 2001 and 2002. In 2002, the Argentine peso value declined in excess of 70%, but has improved modestly in 2003. A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currency devaluation relative to the U.S. dollar reduces margins to the extent increased costs in local currency terms are not offset by local currency price increases. Conversely, strengthening currencies relative to the U.S. dollar are generally favorable to Energizer’s profit margins. Changes in the value of local currencies may continue to impact segment profitability in the future.

RAZORS AND BLADES BUSINESS OVERVIEW

On March 28, 2003, Energizer acquired the worldwide Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. SWS operates five manufacturing facilities worldwide and its products are marketed in over 80 countries, accounting for an estimated 18% market share of the global wet shaving business. Its primary markets are Europe, the United States and Japan.

Energizer views the wet shave products category as attractive within the consumer products industry due to the limited number of manufacturers, the high degree of consumer loyalty and the ability to improve pricing through innovation. Energizer believes SWS has high-quality products, a defensible market position and the opportunity to grow sales and margins. The SWS business is compatible with Energizer's business in terms of common customers, distribution channels and geographic presence, which should provide opportunities to leverage Energizer's marketing expertise, business organization and scale globally.

In 2003, SWS launched two major new products. The Intuition™ women’s shaving system was launched in the United States in April 2003 and QUATTRO™ was launched in the United States and part of Europe in September 2003. Initial acceptance of these products by retailers and consumers has been encouraging. Ultimate success of these product launches will depend on long-term consumer acceptance and willingness to regularly purchase the products, as well as competitive offerings.

HIGHLIGHTS

Net earnings for the year ended September 30, 2003 were $169.9 compared to $186.4 in 2002 and a net loss of $39.0 in 2001. Basic and diluted earnings per share in 2003 were $1.98 and $1.93, respectively, compared to $2.05 and $2.01 and a loss of $.42 per share in 2001.

Current year net earnings include the following items, stated on an after-tax basis: expense associated with the write-up of inventory purchased in the SWS acquisition (SWS inventory write-up) of $58.3, a charge for early payment of long-term debt of $12.4, gain on the sale of property of $5.7, intellectual property rights income of $5.2 and tax benefits of $12.2 related to improved earnings in countries with tax losses in prior years. Fiscal 2002 net earnings included the following after-tax items: accounts receivable write-off associated with the bankruptcy of Kmart of $9.3, provisions for restructuring and related costs of $7.8, tax benefits related to prior years’ losses of $6.7 and a gain on the sale of property of $5.0. Fiscal 2001 results included the following after-tax items: a provision for goodwill impairment of $119.0, restructuring charges and related costs of $19.4 and amortization of goodwill and other intangible assets of $15.1, which is no longer required under accounting rules adopted in fiscal 2002, as well as intellectual property rights income of $12.3.

OPERATING RESULTS

Net Sales

Net sales increased $492.8, or 28%, in 2003 compared to 2002 reflecting incremental sales from the SWS acquisition of $433.0 as well as increases in International and North America battery sales. Net sales increased $45.5, or 3%, in 2002 versus 2001 on higher volume. Favorable pricing and product mix was substantially offset by currency devaluation. See comments on sales by segment in the Segment Results section below.

Gross Margin

Gross margin dollars increased $182.4, or 24%, in 2003 primarily due to the SWS acquisition. Gross margin percentage was 42.9% of sales in 2003 which includes a 4 percentage point reduction due to expense related to the SWS inventory write-up. Absent the SWS inventory write-up, gross margin would have been 46.9% for 2003 compared to 44.6% in 2002, primarily due to the inclusion of SWS higher margin sales. Gross margin dollars increased $80.8, or 12%, in 2002 on lower product costs and higher sales. Gross margin percentage improved 3.6 percentage points in 2002 to 44.6% of sales. All segments benefited in 2002 from lower material and variable costs, the impact of restructuring activities undertaken in 2001 and improved plant operating levels.

Selling, General and Administrative

Selling, general and administrative expense increased $75.6 due to the inclusion of SWS for the second half of 2003 and higher corporate expenses, partially offset by the absence of a $15.0 write-off of Kmart pre-bankruptcy accounts receivable recorded in 2002. Selling, general and administrative expense decreased $13.3, or 4%, in 2002 on lower overhead costs in the North America and International Battery segments and the absence of goodwill and intangible amortization, which was no longer amortized as of 2002 due to the adoption of new accounting rules, partially offset by higher corporate expenses and the $15.0 write-off of Kmart accounts receivable. Selling, general and administrative expenses were 17.1%, 17.6%, and 18.9% of sales in 2003, 2002 and 2001, respectively.

Advertising and Promotion

Advertising and promotion expense increased $126.5 in 2003 compared to 2002 due to the inclusion of SWS with significant spending for new product launches, as well as increases in the International Battery segment. Advertising and promotion expense decreased $9.1 in 2002 on lower spending in both battery segments. Advertising and promotion as a percent of sales was 11.2%, 7.2% and 7.9% in 2003, 2002 and 2001, respectively. The increase in the 2003 rate is primarily due to significantly higher percentage spending in the Razors and Blades segment. Inclusion of SWS results for a full year in 2003 would have resulted in advertising and promotion expense of 12.1% of sales.

Research and Development

Research and development expense was $51.5 in 2003, $37.1 in 2002 and $46.4 in 2001. The increase in 2003 reflects $15.5 incremental expense due to the SWS acquisition. In 2002, Energizer focused its battery research on new and improved products for retail applications and reduced spending on products designed for industrial applications. As a percent of sales, research and development expense was 2.3% in 2003, 2.1% in 2002 and 2.7% in 2001. Inclusion of SWS results for a full year in 2003 would have resulted in research and development expense of 2.6% of sales.

SEGMENT RESULTS

Prior to the acquisition of SWS, Energizer’s operations were managed via four battery geographic segments. Beginning in 2003, Energizer revised its operating segment presentation to conform to its revised organizational structure following the acquisition. Energizer continues to report segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Energizer's operations are now managed via three major segments - North America Battery (the United States and Canada batteries and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades and related products).

Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Certain costs previously reported in general corporate and other expenses that primarily support the battery business were allocated to the North America Battery and International Battery segments.

This structure is the basis for Energizer’s reportable operating segment information presented in Note 21 to the Consolidated Financial Statements. Prior periods have been restated for comparability. Energizer evaluates segment profitability based on operating profit before general corporate expenses, restructuring provisions and related costs, amortization of intangibles and unusual items. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

North America Battery

	2003	2002	2001

Net sales	$1,054.7	$1,035.0	$970.3
Segment Profit	$285.5	$277.7	$198.5

Net sales in 2003 increased $19.7, or 2%, versus 2002 on higher volume, much of which is attributable to hurricane and East Coast black-out related demand, partially offset by unfavorable pricing and product mix. Small cell-size alkaline volume decreased 5% for the year reflecting reductions in aggregate retail inventory, partially offset by consumption growth. Large alkaline cell size and lighting products volume increased 10% and 26%, respectively; these products are most affected by hurricanes, power outages and public safety concerns. Additionally, the remainder of Energizer’s major product lines experienced double-digit growth in 2003.

Pricing in 2003 was unfavorable as a result of steep promotional discounting early in the year and a mid-year reduction in list prices on key products in response to competition. Promotional intensity in the category began to abate in the latter half of fiscal 2003, buffering the list price reduction. Additionally, Energizer experienced an unfavorable product mix as the greatest sales growth was in the lowest margin products while the most profitable products experienced declines. As a result of these factors, gross margin for the year decreased $12.3, or 3%, in spite of the sales increase. Segment profit increased $7.8 in 2003, as the absence of a $15.0 write-off of Kmart pre-bankruptcy accounts receivable in 2002 and lower overhead spending were partially offset by lower gross margin.

Net sales in 2002 increased $64.7, or 7%, on higher volume. Alkaline and photo lithium battery unit sales increased 7% and 22%, respectively. Pricing and product mix was slightly unfavorable for the year. Gross margin increased $75.4 in 2002 on lower product cost and higher sales. Segment profit increased $79.2, or 40%, reflecting higher margins and lower overhead and advertising expenses, partially offset by the $15.0 write-off of Kmart pre-bankruptcy accounts receivable.

International Battery

	2003	2002	2001

Net sales	$744.8	$704.7	$723.9
Segment Profit	$120.4	$98.4	$77.5

International Battery net sales increased $40.1, or 6%, in 2003 on favorable currency translation of $31.0 as well as favorable pricing, primarily in South America, and higher alkaline sales volume, partially offset by lower carbon zinc volume. Retail alkaline sales volume increased 4% while carbon zinc volume decreased 5%. Segment profit increased $22.0, or 22%, with favorable currency accounting for $17.3 of the improvement. Absent currency impacts, segment profit increased $4.7, or 5%, reflecting favorable pricing and product mix, primarily in South America, and lower product cost. These favorable factors were partially offset by a 35% increase in advertising and promotion expense for the International Battery segment reflecting increased investments in our brand franchises as economic conditions improved in several key regions.

Net sales in 2002 decreased $19.2, virtually all due to unfavorable currency impacts, primarily in South America. Favorable pricing and product mix in 2002, primarily in Europe, was substantially offset by lower carbon zinc unit volume in all international regions. Segment profit improved $20.9 despite the sales decrease as lower product and overhead costs and higher pricing more than offset unfavorable impacts of currency declines.

Razors and Blades

Six months ended September 30,	2003	2002 pro forma

Net sales	$433.0	$322.2
Segment Profit	$40.1	$26.0

Energizer’s acquisition of SWS was completed on March 28, 2003; therefore, SWS is not included in the attached historical financial statements prior to this date. The comparison of current year amounts are versus pro forma SWS results for the six months ended September 30, 2002. Segment profit excludes the SWS inventory write-up, which is discussed in further detail in Note 3 to the Consolidated Financial Statements.

For the six months ended September 30, 2003, Razors and Blades sales were $433.0, an increase of $110.8 compared to the same period last year, with nearly all of the increase from incremental sales of the new Intuition™ and QUATTRO™ products, much of which represents retail pipeline fill. For existing products, favorable currency translation was nearly offset by declines in existing product sales in countries where new products were launched.

Segment profit for the six months was $40.1, an increase of $14.1 on higher sales and favorable currency impact of $3.4, partially offset by significantly higher advertising, promotion, selling and marketing expense in support of Intuition™ and, to a lesser extent, QUATTRO.™

During the latter half of September 2003, SWS had significant pipeline fill for QUATTRO™ and relatively low advertising and promotion expense as the QUATTRO™ media campaign did not begin until October. Looking forward into fiscal 2004, SWS will provide significant advertising and market support for QUATTRO™ and Intuition™, particularly in the December quarter. Older product sales will likely be negatively impacted by newer product sales, however the amount of such decline is not possible to predict.

GENERAL CORPORATE AND OTHER EXPENSES

General corporate and other expenses increased $14.7 in 2003 reflecting costs of integrating the SWS business of $6.3, as well as lower pension income and higher management, legal and project expenses, partially offset by lower compensation costs related to incentive plans and stock price.

General corporate and other expenses increased $21.8 in 2002 compared to 2001 primarily due to higher compensation costs related to company earnings and stock price. Energizer recorded expense of $8.7 in 2002 to increase compensation liabilities tied to Energizer stock price as the stock price increased, compared to recorded income of $3.0 on such liabilities in 2001 as the stock price declined.  In May 2002, Energizer entered into an option arrangement with a financial institution to substantially mitigate additional charges or income associated with such liabilities going forward. See further discussion in Note 17 to the Consolidated Financial Statements.

As a percent of sales, general corporate and other expenses were 2.2% in 2003, 2.0% in 2002 and 0.8% in 2001.

RESTRUCTURING CHARGES

In the fourth quarter of 2003, Energizer recorded restructuring provisions of $1.3, primarily for production staff reductions of the Razors and Blades segment. The provisions included $1.2 for cash severance payments and $0.1 for other cash charges. A total of 16 employees will be terminated in early fiscal 2004 related to this restructuring action. These reductions were not contemplated at the date of the SWS acquisition. These provisions were largely offset by a $1.1 reversal of last year’s provision due to a reduction in planned actions related to the 2002 restructuring plan. Nine employees originally planned for termination will not be terminated under the plan.

In March 2002, Energizer adopted a restructuring plan to reorganize certain European selling, management, administrative and packaging activities. The total cost of this plan was $6.7 before taxes. These restructuring charges consist of $5.2 for cash severance payments, $1.0 of other cash charges and $0.5 in enhanced pension benefits. As of September 30, 2003, 45 employees have been terminated and 10 remain to be terminated by December 31, 2003. The 2002 restructuring plan yielded pre-tax savings of $2.5 in 2003 and should ultimately save $4.5 annually.

Because of a continued migration of consumer demand from carbon zinc to alkaline batteries, Energizer undertook and completed in the fourth quarter of fiscal 2001 a comprehensive study of its carbon zinc manufacturing plant locations and capacities. Energizer also reviewed its worldwide operations in light of competitive market conditions and available technologies and techniques. During fiscal 2001, Energizer adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. The total cost associated with this plan was $33.4 before taxes, of which $29.8, or $19.4 after-tax, was recorded in the fourth quarter of fiscal 2001. In the first quarter of fiscal 2002, Energizer ceased production and terminated substantially all of its employees at its Mexican carbon zinc production facility. Energizer also continued execution of other previously announced restructuring actions. Energizer recorded provisions for restructuring of $1.4, as well as related costs for accelerated depreciation and inventory obsolescence of $2.6, which was recorded in cost of products sold in the first quarter of fiscal 2002. In addition, Energizer recorded net reversals of previously recorded restructuring charges of $0.4 during the fourth quarter of fiscal 2002.

The 2001 restructuring plans improved Energizer’s operating efficiency, downsized and centralized corporate functions, and decreased costs. One carbon zinc production facility in Mexico was closed. A total of 539 employees were terminated, consisting of 340 production and 199 sales, research and administrative employees, primarily in the United States and South and Central America. The 2001 restructuring plan yielded pre-tax savings of $14.3 in 2002 and $16.5 in 2003 and beyond.

The restructuring charges for the 2001 plan consisted of non-cash fixed asset impairment charges of $10.6 for the closed carbon zinc plant and production equipment, enhanced pension benefits for certain terminated United States employees of $8.3, cash severance payments of $7.6, other cash charges of $4.2, and $2.6 of other related costs for accelerated depreciation and inventory obsolescence recorded in cost of products sold.

The carrying value of assets held for disposal under restructuring plans was $1.3 at September 30, 2003.

Energizer continues to review its battery production capacity and its business structure in light of pervasive global trends, including the evolution of technology. Future restructuring activities and charges may be necessary to optimize its production capacity. Such charges may include impairment of production assets and employee termination costs.

See Note 4 to the Consolidated Financial Statements for a table that presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2003, 2002 and 2001 including any adjustments to the original charges.

GOODWILL AND INTANGIBLES

As part of its annual business planning cycle, Energizer performed an evaluation of its European business in the fourth quarter of 2001, which resulted in an impairment charge for $119.0 of related goodwill. At September 30, 2001, the carrying amount of goodwill related to Energizer's European business was $8.5.

Energizer adopted Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets" as of October 1, 2001. As a result, Energizer no longer amortizes its goodwill and certain indefinite-lived intangible assets, which consist of tradenames. As part of its business planning cycle in the fourth quarter of fiscal 2003, Energizer completed its impairment test of goodwill and intangibles, which resulted in no significant impairment. See Note 7 to the Consolidated Financial Statements for further discussion.

INTELLECTUAL PROPERTY RIGHTS INCOME

Energizer entered into agreements to license certain intellectual property to other parties in three separate transactions. Such agreements do not require any future performance by Energizer. Thus all committed consideration was recorded as income at the time each agreement was executed. Energizer recorded income related to such agreements of $8.5 pre-tax, or $5.2 after-tax, and $20.0 pre-tax, or $12.3 after-tax, in the years ended September 30, 2003 and 2001, respectively.

INTEREST AND OTHER FINANCIAL ITEMS

Interest expense increased $7.1 in 2003 reflecting incremental debt due to the acquisition of SWS, partially offset by lower interest rates. Interest expense decreased $12.1 in 2002 on lower average borrowings, as well as lower interest rates on variable rate debt.

Other financing costs increased $15.6 in 2003, primarily due to a $20.0 charge related to early payment of long-term debt, partially offset by favorable currency exchange. Other financing costs declined $1.2 in 2002 on lower discounts on the sale of accounts receivable under a financing arrangement, partially offset by unfavorable currency exchange.

INCOME TAXES

Income taxes, which include federal, state and foreign taxes, were 28.5%, 33.1% and 223.8% of earnings before income taxes in 2003, 2002 and 2001, respectively. Earnings before income taxes and income taxes include certain unusual items in all years the most significant of which are described below:

  The tax benefit related to the write-up of acquired SWS inventory of $89.7, all of which was recorded to cost of products sold in 2003, was higher than the overall tax rate for the remainder of the business, thus reduced the overall tax rate by 1.8 percentage points.
  In 2003 and 2002, $12.2 and $6.7, respectively, of tax benefits related to prior years’ losses were recorded.
  In 2001, the provision for goodwill impairment of $119.0 has no associated tax benefit, as the charge is not deductible for tax purposes. The provisions for restructuring of $29.8 have an associated tax rate of 34.9%.
  In 2001, goodwill was amortized with no associated tax benefit.

Excluding the items discussed above, the income tax percentage was 34.0% in 2003, 35.5% in 2002 and 42.3% in 2001. On this basis, the lower tax in 2003 is due to improved foreign earnings mix. The 2002 improvement was due to reduced foreign losses and lower taxes on repatriation of foreign earnings.

Energizer's effective tax rate is highly sensitive to country mix from which earnings or losses are derived. To the extent future earnings levels and country mix are similar to the 2003 level and excluding any unusual or non-recurring tax items, future tax rates would likely be in the 33-35% range. Shifts of earnings from lower to higher tax rate countries or higher losses in countries where tax benefits cannot be recognized could increase future tax rates. Conversely, favorable country earnings mix, improving profits in previous loss countries or reduced foreign losses could reduce future tax rates. Additionally, future tax rates may reflect benefit of reversals of deferred tax valuation allowances if favorable foreign earnings trends are sustained.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations totaled $442.1 in 2003, an increase of $236.0 from 2002 operating cash flows of $206.1. The increase is due to cash generated from working capital changes of $201.9 compared to cash outflows for working capital in 2002 of $53.7, partially offset by lower cash flow from earnings before working capital changes. The most significant working capital changes were: 1) a $148.0 reduction in inventory, reflecting the conversion of high cost acquired SWS inventory to lower cost SWS inventory manufactured after acquisition as well as other inventory reductions; and 2) a $136.2 cash flow improvement in other current assets, primarily related to the level of sales of accounts receivable by Energizer's non-consolidated SPE; partially offset by 3) unfavorable cash flow from increases in accounts receivable in 2003. Cash flow from operations before changes in working capital were $240.2 in 2003 compared to $259.8 in 2002. The decrease was mainly due to lower net earnings caused by the $58.3 after-tax SWS Inventory write-up discussed previously, partially offset by higher earnings for the remainder of the business.

Cash flow from operations of $206.1 in 2002 decreased $112.0, compared to 2001. Cash outflows related to working capital were $53.7 in 2002 compared to net cash generated from working capital of $127.9 in 2001, creating a $181.6 unfavorable cash flow comparison related to working capital changes. The most significant working capital changes were: 1) an unfavorable cash flow comparison of $156.3, primarily related to the level of sales of accounts receivable by Energizer's non-consolidated SPE; 2) a $90.2 reduction in inventory in 2001 with a minimal corresponding decrease in 2002; partially offset by 3) improved cash flows related to other working capital items. Unfavorable cash flow from working capital changes were partially offset by higher operating cash flow before changes in working capital.

Working capital was $515.6 and $353.3 at September 30, 2003 and 2002, respectively, reflecting the addition of the SWS business. Capital expenditures totaled $73.0, $40.7 and $77.9 in 2003, 2002 and 2001, respectively. These expenditures were funded by cash flow from operations. Capital expenditures increased in 2003 as a result of the acquisition of SWS. Capital expenditures decreased in 2002 as several major projects were completed in late 2001 and early 2002. Capital expenditures of approximately $115.0 are anticipated in 2004, as Energizer will reflect a full year of SWS operations and planned battery expenditures are anticipated to increase modestly. Such expenditures are expected to be financed with funds generated from operations.

Total long-term debt outstanding, including current maturities was $933.6 at September 30, 2003. Energizer maintains total committed debt facilities of $1,258.3, of which $319.2 remained available as of September 30, 2003.

A summary of Energizer’s significant contractual obligations at September 30, 2003 is shown below. See Note 19 to the Consolidated Financial Statements for discussion of letters of credit, loan guarantees and guarantees for the purchase of goods used in production.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt, including current maturities	$933.6	$20.0	$168.6	$155.0	$590.0
Notes payable	66.1	66.1	-	-	-
Operating leases	97.3	14.5	22.4	15.1	45.3

Total	$1,097.0	$100.6	$191.0	$170.1	$635.3

Under the terms of Energizer’s debt facilities, the ratio of Energizer’s total indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) (as defined by the facility agreement and pro forma in the current year) cannot be greater than 3.5 to 1, and the ratio of its current year pro forma EBIT to total interest expense must exceed 3.5 to 1. Energizer’s ratio of total indebtedness to its pro forma EBITDA was 2.3 to 1, and the ratio of its pro forma EBIT to total interest expense was 8.2 to 1 as of September 30, 2003. Additional restrictive covenants exist under current debt facilities. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. Energizer believes that covenant violations resulting in acceleration of maturity is unlikely. Energizer’s fixed rate debt is callable by the Company, subject to a "make whole" premium, which would be required to the extent the underlying benchmark United States treasury yield has declined since issuance.

Energizer purchased shares of its common stock under various Board of Director approved repurchase plans as follows:

Fiscal Year	Shares	Cost

2003	5.0	$131.4
2002	3.8	$103.3
2001	3.8	$79.6

At a meeting of the Board’s Executive Committee held on July 30, 2003, an authorization for the repurchase of up to an additional 10.0 million shares was approved; subsequent to September 30, 2003 and through November 18, 2003, approximately 1.4 million shares were purchased for $50.5 under this authorization.

Energizer believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of Energizer's credit facilities, although no guarantee can be given in this regard.

Special Purpose Entity

Energizer generates accounts receivable from its customers through the ordinary course of business. A pool of domestic trade accounts receivable are routinely sold to Energizer Receivables Funding Corporation (the SPE), which is a wholly owned, bankruptcy-remote special purpose entity subsidiary of Energizer. The SPE’s only business activities relate to acquiring and selling interests in Energizer’s receivables, and it is used as an additional source of liquidity. The SPE sells an undivided percentage ownership interest in each individual receivable to an unrelated party (the Conduit) and uses the cash collected on these receivables to purchase additional receivables from Energizer.

The trade receivables sale facility represents "off-balance sheet financing," since the Conduit’s ownership interest in the SPE’s accounts receivable results in assets being removed from our balance sheet, rather than resulting in a liability to the Conduit. Upon the facility’s termination, the Conduit would be entitled to all cash collections on the SPE’s accounts receivable until its purchased interest has been repaid.
The terms of the agreements governing this facility qualify trade receivables sale transactions for "sale treatment" under generally accepted accounting principles. As such, Energizer is required to account for the SPE’s transactions with the Conduit as a sale of accounts receivable instead of reflecting the Conduit’s net investment as debt with a pledge of accounts receivable as collateral. Absent this "sale treatment," Energizer’s balance sheet would reflect additional accounts receivable and short-term debt and lower other current assets. See further discussion in Note 14 to the Consolidated Financial Statements.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on Energizer, through higher asset replacement costs and related depreciation, and higher material, labor and other costs. Energizer tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 2003.

SEASONAL FACTORS

Energizer's battery segment results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter battery sales accounted for 32%, 33% and 33% of total battery net sales in 2003, 2002 and 2001, respectively.

ENVIRONMENTAL MATTERS

The operations of Energizer, like those of other companies engaged in the battery and shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.

Energizer has received notices from the United States Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the United States, Environmental Protection Agency, the state agency that is involved on the state-designated site, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of Energizer and the other PRPs at the site, appropriate investigatory and/or remedial actions and allocation of the costs of such activities among the PRPs and other site users.

The amount of Energizer’s ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November, 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between Energizer and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston’s successor is obligated to indemnify Energizer for 50% of any such liabilities in excess of $3.0.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and Energizer, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from 2 years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer’s liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

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

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $9.7 for estimated liabilities at September 30, 2003, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or year.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in Energizer’s financial instruments and positions represents the potential loss arising from adverse changes in interest rates, foreign currency exchange rates and stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur.

Interest Rates

At September 30, 2003 and 2002, the fair market value of Energizer's fixed rate debt is estimated at $336.9 and $200.0, respectively using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of Energizer's debt at September 30, 2003 by $38.1, and the fair value of debt exceeds the carrying value at September 30, 2002 by $25.0. A 10% adverse change in interest rates on fixed-rate debt would have increased the fair market value by $3.8 at September 30, 2003 and increased the fair value by $2.5 at September 30, 2002.

Energizer has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2003 and 2002, Energizer had $624.7 and $94.6 variable rate debt outstanding, respectively. The book value of Energizer’s variable rate debt approximates fair value. A hypothetical 10% adverse change in all interest rates would have had an annual unfavorable impact of $1.3 and $0.4 in 2003 and 2002, respectively, on Energizer’s earnings before taxes and cash flows, based upon these year-end debt levels. The primary interest rate exposures on variable rate debt are short-term rates in the United States and certain Asian countries.

Foreign Currency Exchange Rates

Energizer employs a foreign currency hedging strategy which focuses on mitigating potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk are also hedged from time to time. The primary currencies to which Energizer’s foreign affiliates are exposed include the U.S. dollar, the euro, the yen, and the British pound.

Energizer’s hedging strategy involves the use of natural hedging techniques, where possible, such as the offsetting or netting of like foreign currency cash flows. Where natural hedging techniques are not possible, foreign currency derivatives with a duration of generally one year or less may be used, including forward exchange contracts, purchased put and call options, and zero-cost option collars. Energizer policy allows foreign currency derivatives to be used only for identifiable foreign currency exposures and, therefore, Energizer does not enter into foreign currency contracts for trading purposes where the sole objective is to generate profits. Energizer has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2003.

Market risk of foreign currency derivatives is the potential loss in fair value of net currency positions for outstanding foreign currency contracts at fiscal year-end, resulting from a hypothetical 10% adverse change in all foreign currency exchange rates. Market risk does not include foreign currency derivatives that hedge existing balance sheet exposures, as any losses on these contracts would be fully offset by exchange gains on the underlying exposures for which the contracts are designated as hedges. Accordingly, the market risk of Energizer’s foreign currency derivatives at September 30, 2003 and 2002 amounts to $1.7 and $0.9, respectively.

Energizer generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, Energizer does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies as necessary. Additionally, Energizer attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies. In March 2002, Energizer contributed $8.4 of capital to its Argentine subsidiary sufficient to repay all U.S. dollar liabilities in order to mitigate exposure to currency exchange losses.

Stock Price

A portion of Energizer’s deferred compensation liabilities is based on Energizer stock price and is subject to market risk. Energizer entered into a prepaid share option with a financial institution to mitigate this risk. The change in fair value of the prepaid share option is recorded in selling, general and administrative expense. Changes in value of the prepaid share option should mitigate changes in the deferred compensation liabilities tied to the Energizer stock price. Market value of the prepaid share options was $39.7 and $25.5 at September 30, 2003 and 2002, respectively. The change in fair value of the prepaid share option for the year ended September 30, 2003 and 2002 resulted in income of $5.1 and $2.6, respectively.

CRITICAL ACCOUNTING POLICIES

Energizer identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management’s Discussion and Analysis of Results of Operations and Financial Condition where such policies affect the reported and expected financial results.

Preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires Energizer to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an on going basis, Energizer evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets and other long-lived assets, income taxes, financing operations, restructuring, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of Energizer’s accounting policies.

  Revenue Recognition - Energizer provides its customers a variety of programs designed to promote sales of its products, many of which require periodic payments and allowances based on estimated results of specific programs. Such payments and allowances are recorded as a reduction to net sales. Energizer accrues the estimated total payments and allowances at the time of sale associated with each sale and continually assesses the adequacy of accruals for program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary.
  Allowance for Doubtful Accounts – Energizer maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. The financial condition of specific customers is considered when establishing the allowance. Provisions to increase the allowance for doubtful accounts are included in selling, general and administrative expense. If actual bad debt losses exceed estimates, additional provisions may be required in the future.
  Pension Plans and Other Postretirement Benefits - The determination of Energizer’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by Energizer and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods and therefore, generally affect Energizer’s recognized expense and recorded obligation in such future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations.
  Valuation of Long-Lived Assets - Energizer periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause Energizer to conclude that impairment indicators exist. Energizer uses the discounted cash flows method to determine if impairment exists. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation.
  Income Taxes – Energizer estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, and possible exposures related to future tax audits. To the extent these estimates change, adjustments to income taxes are made in the period in which the estimate is changed.
  Acquisitions – Energizer uses the purchase method that requires the allocation of the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. Energizer uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the value and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental and other claims.
RECENTLY ISSUED ACCOUNTING STANDARDS

See discussion in Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

Statements in the Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding the potential for strategic synergies and related cost reductions between Energizer and the SWS business, and the potential for leveraging Energizer’s operating strengths to grow SWS sales and margins, future pricing volatility in the battery category, Energizer’s estimates of its share of total United States retail alkaline market, its positioning to meet consumer demand and the benefits of its portfolio of products, Energizer’s assessment of the wet shave products category and the SWS business, the impact of new shaving product introductions on older product sales, the potential for future restructuring activity, the estimates of Energizer’s future tax rates, estimated capital expenditures for fiscal 2004, the likelihood of acceleration of its debt covenants, the anticipated adequacy of cash flows and Energizer’s ability to meet liquidity requirements, the impact of future expenditures for environmental matters and environmental control equipment, the impact of adverse changes in interest rates, the market risk of foreign currency derivatives, and the potential loss in value of Energizer’s net foreign currency investment in foreign subsidiaries may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Energizer cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Energizer advises readers that various risks and uncertainties could affect its financial performance and could cause Energizer’s actual results for future periods to differ materially from those anticipated or projected. Opportunities to integrate SES activities with Energizer’s, and to leverage Energizer operating strengths, may be limited, and may not result in significant cost savings or growth in SWS sales. Energizer’s estimates of its United States alkaline market share may be inaccurate, or may not reflect segments of the retail market. Shifts in consumer demands or needs, competitive activity or product improvements, or further retailer consolidations may dilute or defeat the benefits of Energizer’s consumer positioning and strategy. General economic conditions, retailer pressure and competitive activity may negatively impact the outlook for the wet shave products category. Because of that competitive activity, the SWS business may not be able to increase sales or margins, and could lose current market position. The migration of demand from carbon zinc to alkaline or from alkaline to other technologies may increase the likelihood of future restructuring activities and charges. Unforeseen fluctuations in levels of Energizer’s operating cash flows, or inability to maintain compliance with its debt covenants, could limit Energizer’s ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. United States or international political or economic crises could result in higher levels of inflation than anticipated, and Energizer may not be able to realize cost reductions, productivity improvements or price increases which are substantial enough to counter the inflationary impact. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on Energizer’s financial position. Energizer’s overall tax rate in future years may be higher than anticipated because of unforeseen changes in the tax laws or applicable rates, higher taxes on repatriated earnings or increased foreign losses. Economic turmoil and currency fluctuations could increase Energizer’s risk from unfavorable impacts on variable-rate debt, currency derivatives and other financial instruments, as well as increase the potential loss in value of its net foreign currency investment in foreign subsidiaries. Additional risks and uncertainties include those detailed from time to time in Energizer’s publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.

Summary Selected Historical Financial Information
(Dollars in millions except per share data)

STATEMENT OF EARNINGS DATA
FOR THE YEAR ENDED SEPTEMBER 30,	2003(a)	2002	2001	2000	1999

Net sales	$ 2,232.5	$ 1,739.7	$ 1,694.2	$ 1,927.7	$ 1,878.5
Depreciation and amortization (b)	83.2	57.4	79.8	82.0	94.9
Earnings from continuing operations before income taxes (c)	237.6	278.4	31.5	279.2	248.2
Income taxes	67.7	92.0	70.5	99.0	88.4
Earnings/(loss) from continuing operations (d)	169.9	186.4	(39.0)	180.2	159.8
Net earnings/(loss)	169.9	186.4	(39.0)	181.4	80.0
Earnings/(loss) per share from continuing operations:
Basic	$ 1.98	$ 2.05	$ (0.42)	$ 1.88	$ 1.56
Diluted	$ 1.93	$ 2.01	$ (0.42)	$ 1.87	$ 1.56
Average shares outstanding (e)
Basic	85.9	91.0	92.6	96.1	102.6
Diluted	88.2	92.8	94.1	96.3	102.6

BALANCE SHEET DATA
SEPTEMBER 30,	2003 (a)	2002	2001	2000	1999

Working capital	$ 515.6	$ 353.3	$ 288.10	$ 401.7	$ 478.1
Property at cost, net	701.2	455.7	476.1	485.4	472.8
Additions (during the period)	73.0	40.7	77.9	72.8	69.2
Depreciation (during the period)	80.5	57.4	58.6	57.9	68.4
Total assets	2,732.1	1,588.1	1,497.6	1,793.5	1,833.7
Long-term debt	913.6	160.0	225.0	370.0	1.9

(a) Schick-Wilkinson Sword was acquired March 28, 2003. See Note 3 to the Consolidated Financial Statements.

(b) Energizer adopted Statement of Financial Accounting Standards 142 at the beginning of fiscal year 2002, which eliminated amortization of goodwill and certain intangible assets. See Note 7 to the Consolidated Financial Statements.

(c) Earnings/(loss) from continuing operations before income taxes were (reduced)/increased due to the following items:

FOR THE YEAR ENDED SEPTEMBER 30,	2003	2002	2001	2000	1999

Provisions for restructuring and related costs	$ (0.2)	$ (10.3)	$ (29.8)	$ -	$ (9.9)
Acquisition inventory valuation	(89.7)	-	-	-	-
Early debt payoff	(20.0)	-	-	-	-
Kmart accounts receivable write-down	-	(15.0)	-	-	-
Gain on sale of property	5.7	6.3	-	-	-
Intellectual property rights income	8.5	-	20.0	-	-
Provision for goodwill impairment	-	-	(119.0)	-	-
Loss on disposition of Spanish affiliate	-	-	-	(15.7)	-
Costs related to spin-off	-	-	-	(5.5)	-

Total	$ (95.7)	$ (19.0)	$ (128.8)	$ (21.2)	$ (9.9)

(d) Net Earnings/(loss) from continuing operations were (reduced)/increased due to the following items:

FOR THE YEAR ENDED SEPTEMBER 30,	2003	2002	2001	2000	1999

Provisions for restructuring and related costs, net of tax	$ -	$ (7.8)	$ (19.4)	$ -	$ (8.3)
Acquisition inventory valuation, net of tax	(58.3)	-	-	-	-
Early debt payoff, net of tax	(12.4)	-	-	-	-
Kmart accounts receivable write-down, net of tax	-	(9.3)	-	-	-
Gain on sale of property, net of tax	5.7	5.0	-	-	-
Tax benefits recognized related to prior years' losses	12.2	6.7	-	-	-
Intellectual property rights income, net of tax	5.2	-	12.3	-	-
Provision for goodwill impairment, net of tax	-	-	(119.0)	-	-
Loss on disposition of Spanish affiliate, net of tax	-	-	-	(15.7)	-
Costs related to spin-off, net of tax	-	-	-	(3.3)	-
Capital loss tax benefits	-	-	-	24.4	16.6

Total	$ (47.6)	$ (5.4)	$ (126.1)	$ 5.4	$ 8.3

(e) Basic earnings per share for 2003, 2002 and 2001 is based on the weighted-average number of shares outstanding during the period.
Diluted earnings per share for 2003, 2002 and 2001 is based on the weighted-average number of shares used in the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect. In fiscal years 2000 and 1999, earnings per share was based on the weighted-average number of shares outstanding of Ralston common stock prior to the spin-off, adjusted in 2000 for the distribution of one share of Energizer stock for three shares of Ralston stock.

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

The report of PricewaterhouseCoopers LLP, independent auditors, on their audits of the accompanying financial statements is shown below. This report states that the audits were made in accordance with generally accepted auditing standards in the United States of America. These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Report of Independent Auditors

To the Shareholders and Board of Directors of Energizer Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Energizer’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill and indefinite-lived intangible assets to conform with Statement of Financial Accounting Standards No. 142.

PricewaterhouseCoopers LLP
St. Louis, Missouri
November 11, 2003

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions except per share data)

STATEMENT OF EARNINGS
YEAR ENDED SEPTEMBER 30,	2003	2002	2001

Net sales	$2,232.5	$1,739.7	$1,694.2

Cost of products sold	1,274.2	963.8	999.1
Selling, general and administrative expense	382.6	307.0	320.3
Advertising and promotion expense	251.0	124.5	133.6
Research and development expense	51.5	37.1	46.4
Provision for goodwill impairment	-	-	119.0
Provisions for restructuring	0.2	7.7	29.8
Intellectual property rights income	(8.5)	-	(20.0)
Interest expense	28.2	21.1	33.2
Other financing items, net	15.7	0.1	1.3

Earnings before income taxes	237.6	278.4	31.5
Income taxes	(67.7)	(92.0)	(70.5)

Net earnings/(loss)	$169.9	$186.4	$(39.0)

EARNINGS PER SHARE

Basic net earnings/(loss) per share	$1.98	$2.05	$(0.42)
Diluted net earnings/(loss) per share	$1.93	$2.01	$(0.42)

STATEMENT OF COMPREHENSIVE INCOME

Net earnings/(loss)	$169.9	$186.4	$(39.0)
Other comprehensive income, net of tax
Foreign currency translation adjustments	36.6	3.3	(8.6)
Minimum pension liability change, net of tax of $3.1 in 2003 and $0.3 in 2002	(8.1)	(0.6)	-

Comprehensive income/(loss)	$198.4	$189.1	$(47.6)

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
(Dollars in millions except per share data)

SEPTEMBER 30,	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$71.7	$33.9
Trade receivables, net	432.3	189.0
Inventories	430.6	359.0
Other current assets	308.5	306.0

Total current assets	1,243.1	887.9
Property, plant and equipment, net	701.2	455.7
Goodwill	330.2	37.4
Other intangible assets	308.8	73.9
Other assets	148.8	133.2

Total	$2,732.1	$1,588.1

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Current maturities of long-term debt	$20.0	$15.0
Notes payable	66.1	94.6
Accounts payable	213.2	119.4
Other current liabilities	428.2	305.6

Total current liabilities	727.5	534.6
Long-term debt	913.6	160.0
Other liabilities	283.0	188.7
Shareholders equity
Preferred stock - $.01 par value, none outstanding	-	-
Common stock $.01 par value, issued 96,570,557 and
95,775,807 at 2003 and 2002, respectively	1.0	1.0
Additional paid-in capital	811.9	789.8
Retained earnings	367.1	202.4
Common stock in treasury, at cost, 11,492,798 shares at 2003
and 7,320,419 shares at 2002	(288.1)	(176.0)
Accumulated other comprehensive loss	(83.9)	(112.4)

Total shareholders equity	808.0	704.8

Total	$2,732.1	$1,588.1

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in millions)

YEAR ENDED SEPTEMBER 30,	2003	2002	2001

CASH FLOW FROM OPERATIONS
Net earnings/(loss)	$169.9	$186.4	$(39.0)
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	83.2	57.4	79.8
Translation and exchange (gain)/ loss	(0.2)	9.7	6.1
Deferred income taxes	(24.7)	6.7	0.3
Other non-cash charges	2.7	3.8	149.1
Other, net	9.3	(4.2)	(6.1)

Operating cash flow before changes in working capital	240.2	259.8	190.2
Changes in assets and liabilities used in operations:
Increase in accounts receivable, net	(70.6)	(0.8)	(16.5)
Decrease in inventories	148.0	0.5	90.2
(Increase)/decrease in other current assets	50.2	(86.0)	70.3
Increase/(decrease) in accounts payable	38.1	9.7	(27.3)
Increase in other current liabilities	36.2	22.9	11.2

Net cash flow from operations	442.1	206.1	318.1

CASH FLOW FROM INVESTING ACTIVITIES
Property additions	(73.0)	(40.7)	(77.9)
Acquisition of Schick-Wilkinson Sword, net of cash acquired	(960.9)	-	-
Proceeds from sale of assets	9.0	7.3	10.8
Other, net	(0.1)	-	1.8

Net cash used by investing activities	(1,025.0)	(33.4)	(65.3)

CASH FLOW FROM FINANCING ACTIVITIES
Net cash proceeds from issuance of long-term debt	1,341.4	-	-
Principal payments on long-term debt (including current maturities)	(590.2)	(50.0)	(145.0)
Net cash proceeds from acquisition bridge loan	550.0	-	-
Principal payment of acquisition bridge loan	(550.0)	-	-
Cash proceeds from issuance of notes payable with maturities greater
than 90 days	7.0	6.1	19.4
Cash payments on notes payable with maturities greater than 90 days	(7.0)	(13.3)	(19.4)
Net decrease in notes payable with maturities of 90 days or less	(34.4)	(10.6)	(20.1)
Common stock purchased	(131.4)	(103.3)	(79.6)
Proceeds from issuance of common stock	26.4	8.9	0.2

Net cash provided/(used) by financing activities	611.8	(162.2)	(244.5)

Effect of exchange rate changes on cash	8.9	0.4	(1.2)

Net increase in cash and cash equivalents	37.8	10.9	7.1
Cash and cash equivalents, beginning of period	33.9	23.0	11.9
Cash and cash equivalents, international month-lag elimination	-	-	4.0

Cash and cash equivalents, end of period	$71.7	$33.9	$23.0

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
(Dollars in millions, shares in thousands)

		Dollars			Shares

	2003	2002	2001	2003	2002	2001

Common stock:
Balance at beginning of year	1.0	1.0	1.0	95,776	95,564	95,553
Activity under stock plans	-	-	-	795	212	11

Ending balance	1.0	1.0	1.0	96,571	95,776	95,564

Additional paid-in capital:
Balance at beginning of year	789.8	784.1	783.9
Activity under stock plans	13.2	3.6	0.2
Tax Benefits from stock plans	8.9	2.1	-

Ending balance	811.9	789.8	784.1

Retained earnings:
Balance at beginning of year	202.4	17.5	59.8
Net earnings/(loss)	169.9	186.4	(39.0)
Activity under stock plans	(5.2)	(1.5)	-
Elimination of international one-month lag	-	-	(3.3)

Ending balance	367.1	202.4	17.5

Common stock in treasury:
Balance at beginning of year	(176.0)	(79.6)	-	(7,320)	(3,845)	-
Common stock purchased	(131.4)	(103.3)	(79.6)	(4,952)	(3,789)	(3,845)
Activity under stock plans	19.3	6.9	-	779	314	-

Ending balance	(288.1)	(176.0)	(79.6)	(11,493)	(7,320)	(3,845)

Accumulated other comprehensive (loss)/income:

Cumulative translation adjustment:
Balance at beginning of year	(110.7)	(114.0)	(105.4)
Foreign currency translation adjustment	36.6	3.3	(8.6)

Ending Balance	(74.1)	(110.7)	(114.0)

Minimum pension liability:
Balance at beginning of year	(1.7)	(1.1)	(1.1)
Adjustment	(8.1)	(0.6)	-

Ending balance, net of tax of $4.1 in 2003	(9.8)	(1.7)	(1.1)

Total accumulated other comprehensive loss	(83.9)	(112.4)	(115.1)

Total shareholders equity	$808.0	$704.8	$607.9

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in millions except per share data)
(1)  Basis of Presentation

Preparation of the financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires Energizer to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, Energizer evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets and other long-lived assets, income taxes, financing operations, restructuring, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

(2)  Summary of Significant Accounting Policies

Energizer's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Principles of Consolidation - The financial statements include the accounts of Energizer and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are carried at equity.

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

Financial Instruments and Derivative Securities - Energizer uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

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

For derivatives not designated as hedging instruments for accounting purposes, realized and unrealized gains or losses from such instruments are recognized currently in selling, general and administrative expense or other financing items, net in the Consolidated Statement of Earnings. Energizer has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2003.

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

Depreciation - Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $80.5, $57.4 and $58.6 in 2003, 2002 and 2001, respectively.

Goodwill and Other Intangible Assets - Prior to fiscal 2002, the cost of goodwill and intangible assets was amortized on a straight-line basis, with periods of 25 and 40 years for goodwill and seven to 40 years for intangible assets and recorded in selling, general and administrative expense. Beginning in fiscal 2002, goodwill and indefinite-lived intangibles are no longer amortized, but evaluated annually for impairment as part of Energizer's annual business planning cycle. The fair value of the reporting unit is estimated using the discounted cash flow method.  Intangible assets with finite lives are amortized on a straight-line basis over expected lives of three to 15 years.  Such intangibles are also evaluated for impairment annually.

Impairment of Long-Lived Assets - Energizer reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. Energizer performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Stock-based Compensation - Energizer accounts for stock options using the intrinsic value method as prescribed by Accounting Principles Board Opinion (APB 25). Pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," as if Energizer had adopted the fair value-based method of accounting for stock options, are presented in Note 10.

Charges to net earnings for stock-based compensation under APB 25 were $1.9, $2.6 and $2.5 for 2003, 2002 and 2001, respectively. Had cost for stock-based compensation been determined based on the fair value method set forth under SFAS 123, charges to net earnings would have been an additional $6.4, $8.0 and $14.0 for 2003, 2002, and 2001, respectively. Pro forma amounts shown below are for disclosure purposes only and may not be representative of future calculations.

	2003	2002	2001

Net earnings/(loss):
As reported	$169.9	$186.4	$(39.0)
Pro forma adjustments	(6.4)	(8.0)	(14.0)

Pro forma	$163.5	$ 178.4	$(53.0)

Basic earnings/(loss) per share:
As reported	$1.98	$ 2.05	$(0.42)
Pro forma adjustments	(0.08)	(0.09)	(0.15)

Pro forma	$1.90	$ 1.96	$(0.57)

Diluted earnings/(loss) per share:
As reported	$1.93	$ 2.01	$(0.42)
Pro forma adjustments	(0.08)	(0.09)	(0.15)

Pro forma	$1.85	$ 1.92	$(0.57)

    Revenue Recognition - Revenue is recognized in accordance with terms of sale, which is generally upon receipt of product by customers or shipment of product.  Energizer provides its customers a variety of programs designed to promote sales of its products. Promotional payments and allowances that represent primarily a reduction in price paid by a retail customer, distributor, wholesaler or ultimate consumer are recorded in net sales. The provision for doubtful accounts receivable is included in selling, general and administrative expense in the Consolidated Statement of Earnings.

    Advertising and Promotion Costs - Energizer advertises and promotes its products through national and regional media. Energizer expenses advertising and promotion in the year such costs are incurred. Due to the seasonality of the battery products business, with typically higher sales and volume during the holidays in the first quarter, advertising and promotion costs incurred during interim periods are generally expensed ratably in relation to revenues.

    Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

    Recently Adopted or Issued Accounting Pronouncements - Energizer adopted SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in 2003.  SFAS 145 updates, clarifies and simplifies existing accounting pronouncements.  Under previous accounting rules, the charge for early retirement of long-term debt recorded in the fourth quarter of 2003 would have been reported as an extraordinary item, rather than its current classification in other financing items, net, in the Consolidated Statement of Earnings.

 Energizer adopted SFAS 146, "Accounting for Exit or Disposal Activities" as of October 1, 2003.  SFAS 146 supercedes EITF Issue No. 94-3 and provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  Restructuring activities initiated in fiscal 2003 are recorded in accordance with the requirements of SFAS 146.  Restructuring plans initiated in 2002 and prior are recorded in accordance with EITF Issue 94-3 requirements.

The FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results. The FASB is currently developing further guidance as to the accounting for stock-based compensation; however no statement has yet been issued. Energizer continues to use the APB 25 accounting treatment for recording its stock-based compensation and adopted the disclosure provisions of SFAS 148 in the first quarter of fiscal 2003, as found in Note 10.

   Energizer adopted the FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" as of the beginning of fiscal 2003.  FIN 45 clarifies the disclosures about certain guarantees to be made by a guarantor in its interim and annual financial statements. Also, FIN 45 clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee, but does not prescribe a specific approach for subsequently measuring the liability over its life. The adoption of FIN 45 did not have a material effect on Energizer's financial statements.  Note 19 contains disclosures related to FIN 45.

Energizer adopted SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" in fiscal 2003. Energizer had no interests, instruments or transactions governed by these pronouncements as of and for the three years ended September 30, 2003.

(3)  Acquisition of SWS

On March 28, 2003, Energizer acquired the worldwide Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. for $930 plus acquisition costs and subject to adjustment based on acquired working capital level. The final purchase price and acquisition costs totaled $975.8. A $550.0 bridge loan which, together with existing available credit facilities and cash, were used to fund the acquisition. In June and July of 2003, Energizer refinanced the bridge loan into longer term financing.

SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world, and its products are marketed in over 80 countries. Its primary markets are Europe, the United States and Japan.

Energizer views the wet shave products category as attractive within the consumer products industry due to the limited number of manufacturers, the high degree of consumer loyalty, and the ability to improve pricing through innovation. Energizer believes SWS has high quality products, a defensible market position and the opportunity to grow sales and margins. The SWS business is compatible with Energizer's business in terms of common customers, distribution channels, and geographic presence, which should provide opportunities to leverage Energizer's marketing expertise, business organization and scale globally.

The following reflects the assets and liabilities acquired by Energizer in the SWS acquisition. Such asset and liability amounts are based on final appraisal information.

ACQUIRED SWS ASSETS AND LIABILITIES AT MARCH 28, 2003

Cash	$14.9
Receivables	139.4
Inventories	201.9
Other current assets	50.0

Total current assets	406.2
Property, plant and equipment	247.0
Goodwill	281.6
Other intangible assets	233.4
Other assets	6.6

Total assets acquired	1,174.8
Accounts payable	47.7
Other current liabilities	88.5

Total current liabilities	136.2
Other liabilities	62.8

Total liabilities	199.0

Net assets acquired	$975.8

Energizer engaged an independent appraiser to assist in valuation of acquired intangible assets. Preliminary estimated values published in Energizer’s June 30, 2003 10-Q filing with the SEC for intangible assets other than goodwill were $116.4. Subsequent to publishing such financial statements, the final appraisal was completed and intangible assets other than goodwill were valued at $233.4, an increase of $117.0 over the previously published value. Such change in value resulted in a corresponding decrease in valuation assigned to goodwill of $117.0.

The final assumed liabilities may be adjusted upon completion of a specific evaluation and development of definitive exit plans for certain acquired business activities. Such plan will be complete no later than March 2004.

SWS inventory acquired in the acquisition was valued as if Energizer was a distributor purchasing the inventory. This resulted in a one-time allocation of purchase price to acquired inventory which was $89.7 higher than the historical manufacturing cost of SWS (the SWS inventory write-up). Inventory value and cost of products sold will be based on post-acquisition SWS production costs for all product manufactured after the acquisition date. The entire $89.7 of the SWS inventory write-up was recognized in cost of products sold in 2003, reducing net earnings by $58.3, after taxes.

The Consolidated Statement of Earnings includes results of SWS operations for the final six months of fiscal 2003. The following table represents Energizer's pro forma consolidated results of operations as if the acquisition of SWS had occurred at the beginning of each period presented. Such results have been prepared by adjusting the historical Energizer results to include SWS results of operations and incremental interest and other expenses related to acquisition debt. The pro forma results do not include any cost savings that may result from the combination of Energizer and SWS operations, nor one-time items related to acquisition accounting, including the SWS inventory write-up discussed above. The pro forma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

UNAUDITED PRO FORMA FOR THE YEAR
ENDED SEPTEMBER 30,
	2003	2002

Net sales	$2,544.5	$2,364.8
Net earnings	226.2	195.4
Basic earnings per share	2.63	2.15
Diluted earnings per share	2.56	2.11

(4)  Restructuring Activities

In the fourth quarter of 2003, Energizer recorded restructuring provisions of $1.3, primarily for production staff reductions of the Razors and Blades segment. The provisions included $1.2 for cash severance payments and $0.1 for other cash charges. A total of 16 employees will be terminated in early fiscal 2004 related to this restructuring action. These reductions were not contemplated at the date of the SWS acquisition. These provisions were largely offset by income of $1.1 resulting from a reduction in planned actions related to the 2002 restructuring plan.

In March 2002, Energizer adopted a restructuring plan to reorganize certain European selling, management, administrative and packaging activities. The total cost of this plan was $6.7 before taxes. These restructuring charges consist of $5.2 for cash severance payments, $1.0 of other cash charges and $0.5 in enhanced pension benefits. As of September 30, 2003, 45 employees have been terminated and 10 remain to be terminated by December 31, 2003. A total of nine employees originally planned for termination will not be terminated under the plan.

Because of a continued migration of consumer demand from carbon zinc to alkaline batteries, Energizer completed in the fourth quarter of fiscal 2001 a comprehensive study of its carbon zinc manufacturing plant locations and capacities. Energizer also reviewed its worldwide operations in light of competitive market conditions and available technologies and techniques. During fiscal 2001, Energizer adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. The total cost associated with this plan was $33.4 before taxes, of which $29.8, or $19.4 after-tax, was recorded in the fourth quarter of fiscal 2001. In the first quarter of fiscal 2002, Energizer ceased production and terminated substantially all of its employees at its Mexican carbon zinc production facility. Energizer also continued execution of other previously announced restructuring actions. Energizer recorded provisions for restructuring of $1.4, as well as related costs for accelerated depreciation and inventory obsolescence of $2.6, which was recorded in cost of products sold in the first quarter of fiscal 2002. In addition, Energizer recorded net reversals of previously recorded restructuring charges of $0.4 during the fourth quarter of fiscal 2002.

The 2001 restructuring plans improved Energizer’s operating efficiency, downsized and centralized corporate functions, and decreased costs. One carbon zinc production facility in Mexico was closed. A total of 539 employees were terminated, consisting of 340 production and 199 sales, research and administrative employees, primarily in the United States and South and Central America.

The restructuring charges for the 2001 plan consisted of non-cash fixed asset impairment charges of $10.6 for the closed carbon zinc plant and production equipment, enhanced pension benefits for certain terminated U.S. employees of $8.3, cash severance payments of $7.6, other cash charges of $4.2, and $2.6 of other related costs for accelerated depreciation and inventory obsolescence recorded in cost of products sold.

The carrying value of assets held for disposal under restructuring plans was $1.3 at September 30, 2003.

The following table presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2003, 2002 and 2001, including any adjustments to the original charges:

	2001 Rollforward				2002 Rollforward				2003 Rollforward

	Beginning	Provision/		Ending	Beginning	Provision/		Ending	Beginning	Provision/		Ending
	Balance	(Reversals)	Activity	Balance	Balance	(Reversals)	Activity	Balance	Balance	(Reversals)	Activity	Balance

2001 Plan
Termination benefits	$ -	$ 14.6	$ (9.3)	$ 5.3	$ 5.3	$ 1.3	$ (5.7)	$ 0.9	$ 0.9	$ -	$ (0.9)	$ -
Other cash costs	-	4.1	(0.2)	3.9	3.9	0.1	(3.8)	0.2	0.2	-	(0.2)	-
Fixed asset impairments	-	11.1	(11.1)	-	-	(0.4)	0.4	-	-	-	-	-

Total	-	29.8	(20.6)	9.2	9.2	1.0	(9.1)	1.1	1.1	-	(1.1)	-

2002 Plan
Termination benefits	-	-	-	-	-	5.7	(0.3)	5.4	5.4	(1.1)	(3.2)	1.1
Other cash costs	-	-	-	-	-	1.0	(0.2)	0.8	0.8	-	(0.8)	-

Total	-	-	-	-	-	6.7	(0.5)	6.2	6.2	(1.1)	(4.0)	1.1

2003 Plan
Termination benefits	-	-	-	-	-	-	-	-	-	1.2	-	1.2
Other cash costs	-	-	-	-	-	-	-	-	-	0.1	-	0.1

Total	-	-	-	-	-	-	-	-	-	1.3	-	1.3

Grand Total	$ -	$ 29.8	$(20.6)	$ 9.2	$ 9.2	$ 7.7	$ (9.6)	$ 7.3	$ 7.3	$ 0.2	$ (5.1)	$ 2.4

(5)  Accounts Receivable Write-down

On January 23, 2002, Kmart filed for Chapter 11 bankruptcy protection. Energizer’s Special Purpose Entity (SPE) (see Note 14) had pre-petition accounts receivable from Kmart Corporation of $20.0. In the year ended September 30, 2002, Energizer recorded total charges related to such receivables of $15.0 pre-tax, or $9.3 after-tax. A tentative settlement with pre-petition creditors was approved by the bankruptcy court. The tentative settlement would result in minimal additional write-off of the remaining receivable. The final settlement has not yet occurred.

(6)  Intellectual Property Rights Income

Energizer entered into agreements to license certain intellectual property to other parties in three separate transactions. Such agreements do not require any future performance by Energizer, thus all committed consideration was recorded as income at the time each agreement was executed. Energizer recorded income related to such agreements of $8.5 pre-tax, or $5.2 after-tax, and $20.0 pre-tax, or $12.3 after-tax, in the years ended September 30, 2003 and 2001, respectively.

(7)  Goodwill and Intangible Assets and Amortization

Energizer monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. Continuing unfavorable business trends in Europe and the unfavorable costs of U.S. dollar-based products resulting from currency declines represented such conditions. As part of its annual business planning cycle, Energizer performed an evaluation of its European business in the fourth quarter of fiscal 2001, which resulted in a provision for goodwill impairment of $119.0. As of September 30, 2001, the remaining carrying amount of goodwill related to Energizer’s European business after the provision for impairment was $8.5.

On October 1, 2001, Energizer adopted SFAS 142, "Goodwill and Intangible Assets." SFAS 142 eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Intangible assets deemed to have an indefinite life under SFAS 142 are no longer amortized, but instead reviewed at least annually for impairment. Intangible assets with finite lives are amortized over those useful lives.

As businesses have been acquired in the past, Energizer has allocated goodwill and other intangible assets to reporting units within each operating segment. Energizer’s intangible assets are comprised of trademarks related to the Energizer name, which are deemed indefinite-lived intangibles. Thus beginning in fiscal 2002, these trademarks are no longer amortized.

With the acquisition of SWS, additional indefinite-lived trademarks, and additional tradenames, technology, patents, and customer-related intangibles with lives ranging from five to 15 years were incorporated into Energizer’s financial statements.

As part of the implementation of SFAS 142, Energizer completed transitional tests in the first quarter of fiscal 2002, which resulted in no impairment. As part of its business planning cycle in the fourth quarter of fiscal 2003 and fiscal 2002, Energizer completed its impairment test of goodwill and intangibles, which resulted in no significant impairment. The fair value of the reporting unit was estimated using the discounted cash flow method.

During the year ended September 30, 2003, Energizer recorded goodwill related to the SWS acquisition of $281.6. A portion of goodwill related to the SWS acquisition that is allocated to the United States and certain other countries will be deductible for tax purposes. The following table represents the carrying amount of goodwill by segment at September 30, 2003:

	North American	International	Razors &
	Battery	Battery	Blades	Total

Balance at October 1, 2002	$24.7	$12.7	$-	$37.4
Acquisition of SWS	-	-	281.6	281.6
Cumulative translation adjustment	-	0.6	10.6	11.2

Balance at September 30, 2003	$24.7	$13.3	$292.2	$330.2

The amount of intangible assets acquired from the SWS acquisition is as follows:

		Wtd-Average
	Amount	Amortization
	Acquired	Period (in years )

To be amortized:
Tradenames	$10.5	9.8
Technology and patents	34.3	11.1
Customer-related	6.4	10.0

	51.2
Indefinite-lived:
Tradenames	182.2

Total acquired intangible assets	$233.4

Total intangible assets at September 30, 2003 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net

To be amortized:
Tradenames	$10.7	$(0.5)	$10.2
Technology and patents	34.7	(1.6)	33.1
Customer-related	6.5	(0.6)	5.9

	51.9	(2.7)	49.2
Indefinite-lived:
Tradenames	625.5	(365.9)	259.6

Total intangible assets	$677.4	$(368.6)	$308.8

The estimated amortization expense for amortizable intangible assets is $5.0 for each of the years ended September 30, 2004 through 2008.

As required by SFAS 142, the results for periods prior to fiscal 2002 were not restated in the accompanying consolidated statement of earnings. A reconciliation between net earnings and earnings per share reported by Energizer and net earnings and earnings per share as adjusted to reflect the impact of SFAS 142 is provided below:

YEAR ENDED SEPTEMBER 30,

Net earnings/(loss):
As reported	$ (39.0)
Goodwill amortization, net of tax	12.1
Intangible asset amortization, net of tax	3.0

Adjusted net loss	$ (23.9)

Basic and diluted earnings/(loss) per share (A):
As reported	$ (0.42)
Goodwill amortization, net of tax	0.13
Intangible asset amortization, net of tax	0.03

Adjusted basic loss per share	$ (0.26)

Basic shares	92.6
Diluted shares	94.1

(A) For fiscal year 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.

(8)  Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2003	2002	2001

	Consolidated	Consolidated	Consolidated

Currently payable:
Federal	$48.5	$52.5	$42.8
State	7.4	8.4	5.4
Foreign	36.5	24.4	22.0

Total current	92.4	85.3	70.2

Deferred:
Federal	(5.2)	7.7	1.2
State	(0.5)	1.2	0.1
Foreign	(19.0)	(2.2)	(1.0)

Total deferred	(24.7)	6.7	0.3

Provision for income taxes	$67.7	$92.0	$70.5

The source of pre-tax earnings was:

	2003	2002	2001

	Consolidated	Consolidated	Consolidated

United States	$141.9	$191.3	$118.2
Foreign	95.7	87.1	(86.7)

Pre-tax earnings	$237.6	$278.4	$31.5

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2003		2002		2001

Computed tax at federal statutory rate	$83.2	35.0%	$ 97.4	35.0%	$ 11.0	35.0%
State income taxes, net of federal tax benefit	4.5	1.9	6.2	2.2	3.9	12.4
Foreign tax in excess of/(less than) the domestic rate	(5.0)	(2.1)	(5.6)	(2.0)	9.4	29.7
Foreign benefits recognized related to prior years' losses	(12.2)	(5.1)	(6.7)	(2.4)	(3.5)	(11.1)
Taxes on repatriation of foreign earnings	1.7	0.8	2.5	0.9	5.2	16.5
Nondeductible goodwill	-	-	-	-	4.1	13.0
Provision for goodwill impairment	-	-	-	-	41.7	132.4
Other, net	(4.5)	(2.0)	(1.8)	(0.6)	(1.3)	(4.1)

Total	$67.7	28.5%	$ 92.0	33.1%	$ 70.5	223.8%

In 2001, Energizer recorded a provision for goodwill impairment of $119.0, for which there is no associated tax benefit. See further discussion in Note 7.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows and include current and non-current amounts:

SEPTEMBER 30,	2003	2002

Depreciation and property differences	$ (92.6)	$ (74.2)
Pension plans	(36.6)	(43.2)
Other tax liabilities, non-current	(33.6)	(28.1)

Gross deferred tax liabilities	(162.8)	(145.5)

Deferred tax assets:
Accrued liabilities	93.8	72.0
Tax loss carryforwards and tax credits	32.6	38.1
Intangible assets	39.3	48.3
Postretirement benefits other than pensions	33.9	34.6
Inventory differences	13.9	3.5
Other tax assets, non-current	8.2	7.1

Gross deferred tax assets	221.7	203.6

Valuation allowance	(27.3)	(32.5)

Net deferred tax assets	$ 31.6	$ 25.6

Tax loss carryforwards of $1.0 expired in 2003. Future expiration of tax loss carryforwards and tax credits, if not utilized, are as follows: 2004, $1.3; 2005, $2.3; 2006, $4.1; 2007, $6.1; 2008, $7.6; thereafter or no expiration, $11.2. The valuation allowance is primarily attributed to certain accrued liabilities, tax loss carryforwards and tax credits outside the United States. The valuation allowance decreased $5.2 in 2003 primarily due to tax loss carryforwards and tax credits utilized in 2003 and projected utilization in future years that are deemed more likely than not.

At September 30, 2003, approximately $191.5 of foreign subsidiary net earnings was considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

(9)  Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.

The following table sets forth the computation of basic and diluted earnings per share:

FOR THE YEAR ENDED SEPTEMBER 30,	2003	2002	2001

Numerator:
Net earnings for basic and dilutive earnings per share	$169.9	$186.4	$(39.0)

Denominator:
Weighted-average shares - basic	85.9	91.0	92.6

Effect of dilutive securities
Stock options	1.6	1.2	1.0
Restricted stock equivalents	0.7	0.6	0.5

Total dilutive securities	2.3	1.8	1.5

Weighted-average shares - diluted	88.2	92.8	94.1

Basic net earnings/(loss) per share	$1.98	$2.05	$(0.42)
Diluted net earnings/(loss) per share	$1.93	$2.01	$(0.42)

(10)  Stock-Based Compensation

Energizer's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards to purchase shares of Energizer's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2003, 2002 and 2001, respectively, there were 4.9 million, 6.1 million and 6.6 million shares available for future awards.

Options that have been granted under the Plan have been granted at the market price on the grant date and generally vest ratably over three to five years. Awards have a maximum term of 10 years.

Restricted stock and restricted stock equivalent awards may also be granted under the Plan. During 2003 and 2002, the Board of Directors approved the grants of up to 40,000 and 20,000 restricted stock equivalents, respectively to a group of officers, key employees and directors upon their purchase of an equal number of shares of ENR stock within a specified period. The Board approved the grants of similar restricted stock equivalents in prior years. The restricted stock equivalents vest three years from their respective dates of grant and convert into unrestricted shares of ENR stock at that time, or, at the recipient's election, will convert at the time of the recipient's retirement or other termination of employment. During fiscal 2003, 2002 and 2001 respectively, 10,000, 37,700 and 120,885 restricted stock equivalents had been granted based on the activity of the Board of Directors described above. In fiscal 2003, the Board of Directors also approved the grants of 272,000 restricted stock equivalents which vest in one-third increments every third year over a nine year period to a group of officers and key employees. The weighted-average fair value for restricted stock equivalents granted in 2003, 2002 and 2001 was $28.52, $18.97 and $19.94, respectively.

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

Had the provisions of SFAS 123 been applied, Energizer's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in Note 2. The weighted-average fair value of options granted in fiscal 2003, 2002 and 2001 was $9.37, $9.65 and $7.51 per option, respectively. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001

Risk-free interest rate	3.47%	4.70%	4.90%
Expected life of option	7.5 years	7.5 years	7.5 years
Expected volatility of ENR stock	19.5%	19.0%	19.3%
Expected dividend yield on ENR stock	-%	-%	-%

A summary of nonqualified ENR stock options outstanding is as follows (shares in millions):

	2003		2002		2001
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding on October 1,	7.69	$18.14	7.71	$17.54	7.37	$17.41
Granted	0.95	28.99	0.52	26.34	0.38	20.30
Exercised	(1.52)	17.37	(0.52)	17.31	(0.01)	17.00
Cancelled	-	-	(0.02)	19.80	(0.03)	20.00

Outstanding on September 30,	7.12	19.75	7.69	18.14	7.71	17.54

Exercisable on September 30,	3.36	$17.67	3.04	$17.52	1.62	$17.43

Information about ENR nonqualified options at September 30, 2003 is summarized below (shares in millions):

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

$16.81 to $25.05	5.80	6.7	$17.65	3.35	$17.63
$25.21 to $37.84	1.32	9.4	29.03	0.01	28.90

$16.81 to $37.84	7.12	7.2	$19.75	3.36	$17.67

(11)  Pension Plans and Other Postretirement Benefits

Energizer has several defined benefit pension plans covering substantially all of its employees in the United States and certain employees in other countries. The plans provide retirement benefits based on years of service and earnings. In 2003, Energizer assumed defined benefits for certain active SWS employees at the acquisition date. Such employees were covered by Energizer’s defined benefit plans following the acquisition.

Energizer also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented below.

Energizer currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Retiree contributions for health care benefits are adjusted periodically, as total costs of the program change. In 2001, the plan was amended such that there will not be an increase in Energizer’s contribution rate beyond the level of subsidy to be provided for in calendar 2002. The following tables present the benefit obligation and funded status of the plans:

	Pension		Postretirement
SEMPTEMBER 30,	2003	2002	2003	2002

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$447.7	$411.3	$49.7	$ 54.4
Service cost	20.5	16.7	0.2	0.1
Interest cost	29.0	26.9	3.1	3.6
Plan participants' contributions	0.7	0.6	-	-
Actuarial (gain)/loss	7.5	20.1	0.5	(5.7)
Benefit obligation assumed in SWS acquisition	70.1	-	-	-
Benefits paid	(22.9)	(33.0)	(2.8)	(2.7)
Cumulative translation adjustment	13.5	5.1	0.7	-

Benefit obligation at end of year	$566.1	$447.7	$51.4	$49.7

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$463.0	$495.4	$2.3	$2.3
Actual return on plan assets	78.0	(7.6)	(0.4)	0.3
Company contributions	2.9	2.5	2.7	2.7
Plan participants' contributions	0.8	0.6	3.2	2.7
Assets acquired in SWS acquisition	27.2	-	-	-
Benefits paid	(22.9)	(33.0)	(5.9)	(5.7)
Cumulative translation adjustment	8.3	5.1	-	-

Fair value of plan assets at end of year	$557.3	$463.0	$1.9	$2.3

FUNDED STATUS
Funded status of the plan	$(8.8)	$15.3	$(49.5)	$(47.4)
Unrecognized net loss/(gain)	62.2	87.1	(1.7)	(2.6)
Unrecognized prior service cost	4.0	0.2	(37.9)	(40.3)
Unrecognized net transition asset	1.7	1.4	-	-

Prepaid (accrued) benefit cost	$59.1	$104.0	$(89.1)	$(90.3)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET
Prepaid benefit cost	$117.3	$119.8	$-	$-
Accrued benefit liability	(72.3)	(18.7)	(89.1)	(90.3)
Intangible asset	0.2	0.2	-	-
Accumulated other comprehensive income	13.9	2.7	-	-

Net amount recognized	$59.1	$104.0	$(89.1)	$(90.3)

The accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $117.7 and $48.9, respectively, as of September 30, 2003 and $61.3 and $41.3, respectively, as of September 30, 2002.

Pension assets consist primarily of listed common stocks and bonds. The U.S. plan held 1.5 million and 1.7 million shares of ENR stock at September 30, 2003 and 2002, respectively, with a market value $55.0 and $52.6, respectively.
The following table presents pension and postretirement expense:

	Pension			Postretirement
September 30,	2003	2002	2001	2003	2002	2001

Service cost	$20.5	$16.7	$16.7	$0.2	$0.1	$0.2
Interest cost	29.0	26.9	24.9	3.1	3.6	6.1
Expected return on plan assets	(45.5)	(48.9)	(46.9)	-	-	-
Amortization of unrecognized prior service cost	(0.1)	-	-	(2.4)	(2.4)	(0.3)
Amortization of unrecognized transition asset	0.3	0.3	0.3	-	-	-
Recognized net actuarial (gain)/loss	2.0	(1.3)	(3.3)	-	-	-

Net periodic benefit cost/(income)	$6.2	$(6.3)	$(8.3)	$0.9	$1.3	$6.0

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	Pension		Postretirement
SEPTEMBER 30,	2003	2002	2003	2002

Discount rate	5.8%	6.2%	6.1%	6.5%
Expected return on plan assets	8.1%	8.3%	-	-
Compensation increase rate	4.4%	4.7%	-	-

Assumed healthcare cost trend rates have been used in the valuation of postretirement health insurance benefits for the 2001 valuation. The trend rate used for those periods was 6.5%. Due to the amendment to the postretirement plan discussed above, cost trend rates no longer materially impact the plan.

(12)  Defined Contribution Plan

Energizer sponsors a defined contribution plan, which extends participation eligibility to substantially all United States employees. Energizer matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s first 1% of eligible compensation after-tax contribution is matched with a 325% Energizer contribution to the participant’s pension plan. Amounts charged to expense during fiscal 2003, 2002 and 2001 were $3.5, $4.0 and $3.8, respectively, and are reflected in selling, general and administrative expense in the Consolidated Statement of Earnings.

As of March 29, 2003, United States employees of the newly acquired SWS business were eligible to participate in the Energizer defined contribution plan, but, as mandated by the terms of the Stock and Asset Purchase Agreement with Pfizer, Inc. relating to the acquisition of SWS (the Acquisition Agreement), until January 1, 2004, Energizer is required to match 100% of the first 3% of compensation contributed and 50% of the next 3% of compensation contributed, consistent with the terms of the Pfizer-sponsored defined contribution plan in which they had previously participated. Contributions can be on either a before-tax or after-tax basis. Amounts charged to expense by Energizer for the six months it owned SWS were $0.9. Commencing January 1, 2004, United States SWS employees will receive matching contributions in accordance with the terms of Energizer’s defined contribution plan, but, as dictated by the terms of the Acquisition Agreement, will also receive, until April 1, 2005, an additional contribution of 3.5% of compensation to the participant’s pension plan.

(13)  Debt

Notes payable at September 30, 2003 and 2002 consisted of notes payable to financial institutions with original maturities of less than one year of $66.1 and $94.6, respectively, and had a weighted-average interest rate of 3.7% and 3.8%, respectively.

In September 2003, Energizer prepaid $160.0 in long-term debt with interest rates ranging from 7.8% to 8.0% and maturity dates in 2005, 2007 and 2010. The payment of the debt was funded with short-term borrowings and available cash. Energizer recorded a $20.0 pre-tax charge, or $12.4 after-tax, related to this prepayment, which is recorded in other financing, net in the Consolidated Statement of Earnings.

The detail of long-term debt at September 30 is as follows:

	2003	2002

Private Placement, fixed interest rates ranging from 2.3% to 4.3%, due 2006 to 2013	$375.0	$-
Private Placement, variable interest at LIBOR + 65 to 75 basis points, or ranging from 1.8% to 1.9% at September 30, 2003, due 2008 to 2013	325.0	-
Singapore Syndication, U.S. Dollar loan, variable interest at SIBOR + 1%, or 2.1% at September 30, 2003, due 2004 to 2008	125.0	-
Singapore Dollar Revolving Credit Facility, variable interest rate, 1.6% at September 30, 2003, due 2006	78.6	-
Private Placement, interest rates ranging from 7.8% to 8.0%, due 2003 to 2010	-	175.0
Revolving Credit Facility, variable interest rate, 1.9% at September 30, 2003, due 2006	30.0	-

	933.6	175.0
Less current portion	20.0	15.0

Total long-term debt	$913.6	$160.0

Energizer maintains total committed debt facilities of $1,258.3, of which $319.2 remained available as of September 30, 2003.

Under the terms of the facilities, the ratio of Energizer's total indebtedness to its EBITDA cannot be greater than 3.5 to 1 and the ratio of its EBIT to total interest expense must exceed 3.5 to 1. Additional restrictive covenants exist under current debt facilities. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. Energizer believes that covenant violations resulting in acceleration of maturity is unlikely. Energizer’s fixed rate debt is callable by the Company, subject to a "make whole" premium, which would be required to the extent the underlying benchmark United States treasury yield has declined since issuance.

Aggregate maturities on all long-term debt are as follows: $20.0 in 2004, $20.0 in 2005, $148.6 in 2006, $40.0 in 2007, $115.0 in 2008, and $590.0 thereafter.

(14)  Sale of Accounts Receivable

Energizer entered into an agreement to sell, on an ongoing basis, a pool of domestic trade accounts receivable to a wholly owned bankruptcy-remote subsidiary of Energizer. The subsidiary qualifies as a Special Purpose Entity (SPE) for accounting purposes and is therefore not consolidated for financial reporting purposes. The SPE's sole purpose is the acquisition of receivables from Energizer and the sale of its interests in the receivables to a multi-seller receivables securitization company. Energizer's investment in the SPE is recorded at carrying value and classified as Other Current Assets on the Consolidated Balance Sheet as disclosed below.

The activity related to the SPE at September 30 is presented in the table below. The net proceeds of the transaction were used to reduce various debt instruments. The proceeds are reflected as operating cash flows in Energizer’s Consolidated Statement of Cash Flows.

AS OF SEPTEMBER 30,	2003	2002

Total outstanding accounts receivable sold to SPE	$175.7	$164.6
Cash received by SPE from sale of receivables to a third party	75.0	-
Subordinated retained interest	100.7	164.6
Energizer's investment in SPE	100.7	164.6

Absent the sale treatment required for the SPE, Energizer’s balance sheet would reflect additional accounts receivable, notes payable and lower other current assets as follows:

AS OF SEPTEMBER 30,	2003	2002

Additional accounts receivable	$175.7	$164.6
Additional notes payable	75.0	-
Lower other current assets	100.7	164.6

(15)  Preferred Stock

Energizer’s Articles of Incorporation authorize Energizer to issue up to 10 million shares of $.01 par value of preferred stock. As of September 30, 2003, there were no shares of preferred stock outstanding.

(16)  Shareholders Equity

On March 16, 2000, the Board of Directors declared a dividend of one share purchase right (Right) for each outstanding share of ENR common stock. Each Right entitles a shareholder of ENR stock to purchase an additional share of ENR stock at an exercise price of $150.00, which price is subject to anti-dilution adjustments. Rights, however, may only be exercised if a person or group has acquired, or commenced a public tender for 20% or more of the outstanding ENR stock, unless the acquisition is pursuant to a tender or exchange offer for all outstanding shares of ENR stock and a majority of the Board of Directors determines that the price and terms of the offer are adequate and in the best interests of shareholders (a Permitted Offer). At the time that 20% or more of the outstanding ENR stock is actually acquired (other than in connection with a Permitted Offer), the exercise price of each Right will be adjusted so that the holder (other than the person or member of the group that made the acquisition) may then purchase a share of ENR stock at one-third of its then-current market price. If Energizer merges with any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the surviving entity having a value equal to twice the exercise price. If Energizer transfers 50% or more of its assets or earnings power to any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the acquiring entity having a value equal to twice the exercise price.

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

At September 30, 2003, there were 300 million shares of ENR stock authorized, of which approximately 10.1 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

In September 2000, Energizer’s Board of Directors approved a share repurchase plan authorizing the repurchase of up to 5 million shares of Energizer’s common stock, which was completed in May 2002. In May 2002, the Board approved a new share repurchase plan authorizing the repurchase of up to an additional 5 million shares of common stock, which was substantially completed by March 2003. In addition, in August 2002, pursuant to a modified Dutch Auction tender offer, and under a separate Board authorization, Energizer acquired approximately 2.6 million shares of its common stock at a cost of $77.0. At a meeting of the Board’s Executive committee held on July 30, 2003, an authorization for the repurchase of up to an additional 10.0 million shares was approved. Subsequent to September 30, 2003 and through November 18, 2003, approximately 1.4 million shares were purchased for $50.5 under this authorization.

(17)  Financial Instruments and Risk Management

Foreign Currency Contracts – At times, Energizer enters into foreign exchange forward contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. Energizer has not designated any financial instruments as hedges for accounting purposes. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which Energizer is exposed include external purchase transactions and intercompany receivables, dividends and service fees.

The table below summarizes by instrument the contractual amounts of Energizer's forward exchange contracts and purchased currency options in U.S. dollar equivalents at year-end. These contractual amounts represent transaction volume outstanding and do not represent the amount of Energizer's exposure to credit or market loss. Foreign currency contracts are generally for one year or less.

	2003	2002

INSTRUMENT
Options	$-	$25.8
Forwards	16.4	8.7

Prepaid Share Option Transaction – A portion of Energizer’s deferred compensation liabilities is based on Energizer stock price and is subject to market risk. In May 2002, Energizer entered into a prepaid share option transaction with a financial institution to mitigate this risk. The change in fair value of the prepaid share option is recorded in selling, general and administrative expense in the Consolidated Statement of Earnings. Changes in value of the prepaid share option offset changes in the deferred compensation liabilities tied to the Energizer stock price. Market value of the prepaid share options was $39.7 and $25.5 at September 30, 2003 and 2002, respectively, with approximately 1.1 million prepaid share options outstanding at September 30, 2003. The settlement date of the options outstanding at 2003 year-end is September 30, 2004. The change in fair value of the prepaid share option for the year ended September 30, 2003 and 2002 resulted in income of $5.1 and $2.6, respectively.

Concentration of Credit Risk – The counterparties to foreign currency contracts consist of a number of major international financial institutions and are generally institutions with which Energizer maintains lines of credit. Energizer does not enter into foreign exchange contracts through brokers nor does it trade foreign exchange contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

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

Energizer sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Energizer performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. Energizer’s largest customer had obligations to Energizer with a carrying value of $61.2 at September 30, 2003. While the competitiveness of the retail industry presents an inherent uncertainty, Energizer does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Financial Instruments – Energizer’s financial instruments include cash and cash equivalents, short-term and long-term debt, foreign currency contracts, and interest rate swap agreements. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

At September 30, 2003 and 2002, the fair market value of fixed rate long-term debt was $336.9 and $200.0, respectively, compared to its carrying value of $375.0 and $175.0, respectively. The book value of Energizer’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

The fair value of foreign currency contracts is the amount that Energizer would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, Energizer would make a total net payment of $0.2 and zero for outstanding foreign currency contracts at September 30, 2003 and 2002, respectively. However, these payments are unlikely due to the fact that Energizer enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(18)  Environmental and Legal Matters

Government Regulation and Environmental Matters – The operations of Energizer, like those of other companies engaged in the battery and shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.

Energizer has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of Energizer and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of Energizer’s ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, Energizer undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, Energizer could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between Energizer and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston’s successor is obligated to indemnify Energizer for 50% of any such liabilities in excess of $3.0.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and Energizer, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from 2 years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer’s liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

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

It is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment. Nevertheless, based upon the information currently available, Energizer believes that its ultimate liability arising from such environmental matters, taking into account established accruals of $9.7 for estimated liabilities at September 30, 2003, should not be material to its financial position. Such liability could, however, be material to results of operations or cash flows for a particular quarter or year.

Legal Proceedings – Energizer was served with a lawsuit filed on August 12, 2003 in the U.S. District Court for the District of Massachusetts in Boston, Massachusetts by the Gillette Company. The lawsuit alleges that SWS’ new QUATTRO ™ men’s shaving system infringes one of Gillette’s patents with respect to a specific progressive geometric blade configuration, and petitions the court for injunctive relief as well as monetary damages. On August 29, 2003, the Gillette Company filed a motion for a preliminary injunction. Energizer believes that it has meritorious defenses to the action, and has filed a response to the lawsuit denying Gillette’s allegations and asserting several affirmative defenses, including that Gillette's patent is invalid and unenforceable. Energizer has also filed a motion opposing the request for preliminary injunction, which was argued at a hearing in early November.

Energizer and its wholly owned subsidiary, Eveready Battery, Inc., were served with a lawsuit filed on May 19, 2003 in the Circuit Court for the 20 th Judicial Circuit in St. Clair County, Illinois by Amy Lynn Niehaus, individually and on behalf of all others similarly situated. The lawsuit petitions the court to order that it be maintained as a class action on behalf of all present and past customers of the defendants that acquired Eveready’s "Heavy Duty" or "Super Heavy Duty" carbon zinc batteries. The lawsuit alleges that the labeling of carbon zinc batteries in such manner was false and misleading and in violation of various state consumer protection statutes, and seeks compensatory and punitive damages, costs and attorneys’ fees in an amount less than $0.1 per plaintiff or class member. Energizer and Eveready believe that they have meritorious defenses to the complaint, and have jointly filed a Motion to Dismiss, as well as a Motion to Transfer Venue.

Energizer and its subsidiaries are parties to a number of other legal proceedings in various jurisdictions arising out of the operations of the Energizer business. Many of these legal matters, including those described above, are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, Energizer believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to Energizer’s financial position, taking into account established accruals for estimated liabilities. These liabilities, however, could be material to results of operations or cash flows for a particular quarter or year.

(19)  Other Commitments and Contingencies

Energizer has certain guarantees that are required to be disclosed under FASB Interpretation 45. Energizer has arranged for letters of credit to be supplied by financial institutions to meet regulatory requirements for certain workers compensation and environmental obligations. Total letters of credit posted were $0.5 at September 30, 2003 and such letters expire annually, however will likely be renewed upon expiration in support of Energizer’s ongoing operations.

Energizer guaranteed loans for certain common stock purchases made by certain executive officers and other key executives of Energizer. With respect to the executive officers, these guarantees were amended in June 2002 to apply only to the outstanding loan balances as of June 30, 2002. The aggregate loan balances guaranteed total approximately $1.5. The maximum term of each individual loan guarantee is 3 years, and Energizer may offset any losses it may incur under an individual loan guarantee against any amounts owed by it to the individual officer or executive.

Energizer also has certain guarantees for the purchase of goods used in the production of its product with terms ranging from 4 to 8 years with a maximum of potential future payments of approximately $0.5.

Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2003, were $14.5 in 2004, $11.8 in 2005, $10.6 in 2006, $8.5 in 2007, $6.6 in 2008 and $45.3 thereafter. These leases are primarily for office facilities.

Total rental expense for all operating leases was $22.2, $17.3 and $17.9 in 2003, 2002 and 2001, respectively.

(20)    Supplemental Financial Statement Information

SUPPLEMENTAL BALANCE SHEET INFORMATION:
	2003	2002

INVENTORIES
Raw materials and supplies	$56.5	$44.5
Work in process	116.3	98.6
Finished products	257.8	215.9

Total inventories	$430.6	$359.0

OTHER CURRENT ASSETS
Investment in SPE (see Note 14)	$100.7	$164.6
Miscellaneous receivables	56.9	21.3
Deferred income tax benefits	60.4	56.6
Prepaid expenses	90.5	63.5

Total other current assets	$308.5	$306.0

PROPERTY AT COST
Land	$25.2	$10.2
Buildings	185.3	149.5
Machinery and equipment	1,081.0	855.8
Construction in progress	47.6	24.8

Total gross property	1,339.1	1,040.3
Accumulated depreciation	637.9	584.6

Total net property at cost	$701.2	$455.7

OTHER ASSETS
Pension asset	$117.3	$117.9
Deferred charges and other assets	31.5	15.3

Total other assets	$148.8	$133.2

OTHER CURRENT LIABILITIES
Accrued advertising, promotion and allowances	$230.8	$141.4
Accrued salaries, vacations and incentive compensation	73.7	69.4
Other	123.7	94.8

Total other current liabilities	$428.2	$305.6

OTHER NON-CURRENT LIABILITIES
Pension, other retirement benefits and deferred compensation	$224.7	$139.6
Deferred taxes	28.8	31.0
Other non-current liabilities	29.5	18.1

Total other non-current liabilities	$283.0	$188.7

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

	2003	2002	2001

Balance at beginning of year	$6.9	$11.8	$12.5
Acquisition of SWS	2.0	-	-
Provision charged to expense	3.7	16.6	2.8
Write-offs, less recoveries	(4.4)	(21.2)	(3.9)
Transfer to SPE (see Note 14)	1.6	(0.3)	0.4

Balance at end of year	$9.8	$6.9	$11.8

SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION:

	2003	2002	2001

Interest paid	$31.6	$19.9	$36.1
Income taxes paid	75.6	95.7	83.1

(21)  SEGMENT INFORMATION

Prior to the acquisition of SWS, Energizer’s operations were managed via four battery geographic segments. In 2003, Energizer revised its operating segment presentation to conform to its revised organizational structure following the SWS acquisition. Energizer now has three reporting segments: North America Battery, International Battery, and Razors and Blades.

Energizer continues to report segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Energizer’s operations are now managed via three major segments - North America Battery (United States and Canada battery and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades, and related products). Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Also, certain costs previously reported in general corporate and other expenses that primarily support the battery business have been allocated to the North America Battery and International Battery segments. Segment performance is evaluated based on segment operating profit, exclusive of general corporate and other expenses, major restructuring charges and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 15.8%, 16.3% and 16.6% of total net sales in 2003, 2002 and 2001, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments, pension assets and deferred tax assets that are managed outside of operating segments.

NET SALES	2003	2002	2001

North America Battery	$1,054.7	$1,035.0	$970.3
International Battery	744.8	704.7	723.9

Total Battery	1,799.5	1,739.7	1,694.2
Razors & Blades	433.0	-	-

Total net sales	$2,232.5	$1,739.7	$1,694.2

PROFITABILITY
North America Battery	$285.5	$277.7	$198.5
International Battery	120.4	98.4	77.5
R&D Battery	(36.0)	(37.1)	(46.4)

Total Battery	369.9	339.0	229.6
Razors & Blades	40.1	-	-

Total segment profitability	410.0	339.0	229.6
General corporate and other expenses	(50.1)	(35.4)	(13.6)
Provisions for restructuring and other related costs	(0.2)	(10.3)	(29.8)
Gain on sale of property	5.7	6.3	-
Acquisition inventory valuation	(89.7)	-	-
Intellectual property rights income	8.5	-	20.0
Amortization	(2.7)	-	(21.2)
Provision for goodwill and impairment	-	-	(119.0)
Interest and other financial items	(43.9)	(21.2)	(34.5)

Total earnings before income taxes	$237.6	$278.4	$31.5

DEPRECIATION
North America Battery	$41.6	$39.3	$38.1
International Battery	17.5	18.1	20.5

Total Battery	59.1	57.4	58.6
Razors & Blades	21.4	-	-

Total depreciation expense	$80.5	$57.4	$58.6

ASSETS AT YEAR END
North America Battery	$674.5	$763.3	$711.1
International Battery	480.0	470.0	492.7

Total Battery	1,154.5	1,233.3	1,203.8
Razors & Blades	636.9	-	-

Total segment assets	1,791.4	1,233.3	1,203.8
Corporate	301.7	243.5	183.0
Goodwill and other intangible assets	639.0	111.3	110.8

Total assets	$2,732.1	$1,588.1	$1,497.6

Capital Expenditures
North America Battery	$40.0	$30.1	$69.0
International Battery	12.3	10.6	8.9

Total Battery	52.3	40.7	77.9
Razors & Blades	20.7	-	-

Total capital expenditures	$73.0	$40.7	$77.9

Geographic segment information on a legal entity basis:

	2003	2002	2001

Net Sales to Customers
United States	$1,159.7	$963.8	$903.4
International	1,072.8	775.9	790.8

Total net sales	$2,232.5	$1,739.7	$1,694.2

Long-Lived Assets
United States	$735.3	$518.9	$527.1
Germany	299.4	0.2	0.2
Hong Kong	259.3	15.9	16.7
International	195.0	165.2	170.3

Total long-lived assets	$1,489.0	$700.2	$714.3

Energizer’s international net sales are derived from customers in numerous countries, with sales to customers in any single foreign country representing less than 5% of Energizer’s total sales for each of the three years ended September 30, 2003.

Supplemental product information is presented below for net sales:

	2003	2002	2001

Net Sales
Alkaline Batteries	$1,202.4	$1,189.0	$1,124.5
Carbon Zinc Batteries	237.4	243.2	263.4
Other Batteries and Lighting Products	359.7	307.5	306.3
Razors & Blades	433.0	-	-

Total net sales	$2,232.5	$1,739.7	$1,694.2

(22)  Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of Energizer’s results for the full year. Net earnings of Energizer are significantly impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. The third and fourth quarters of 2003 include post acquisition sales and results of the SWS business.

	First	Second	Third	Fourth

FISCAL 2003

Net sales	$572.4	$362.6	$594.0	$703.5
Gross profit	264.7	155.3	235.0	303.3
Net earnings (a)	86.4	33.0	17.5	33.0
Basic earnings per share	$0.98	$0.38	$0.21	$0.39
Diluted earnings per share	$0.95	$0.37	$0.20	$0.38

FISCAL 2002

Net sales	$567.7	$339.7	$389.9	$442.4
Gross profit	262.7	149.9	169.4	193.9
Net earnings (a)	70.4	20.0	39.8	56.2
Basic earnings per share	$0.77	$0.22	$0.44	$0.62
Diluted earnings per share	$0.76	$0.21	$0.43	$0.61

    (a)  Net earnings includes the following items:

	2003	2002

First quarter
Intellectual property rights income	3.7	-
Provisions for restructuring and related costs	-	(2.9)
Second quarter
Accounts receivable write-down	-	(6.1)
Provisions for restructuring	-	(2.9)
Third quarter
Acquisition inventory write-up	(35.9)	-
Tax benefits recognized related to prior years' losses	7.8	-
Gain on sale of property	5.7	-
Intellectual property rights income	1.5	-
Fourth quarter
Acquisition inventory write-up	(22.4)	-
Early debt payoff	(12.4)	-
Tax benefits recognized related to prior years' losses	4.4	6.7
Provisions for restructuring	-	(2.0)
Accounts receivable write-down	-	(3.2)
Gain on sale of property	-	5.0