Form 10-K, Exhibit 13
period 2004-09-30
ENERGIZER HOLDINGS INC
filed 2004-12-10
CIK 1096752

Exhibit 13
ENERGIZER HOLDINGS, INC.

Management’s Discussion and Analysis of Results of Operations and Financial Condition
(Dollars in millions except per share and percentage data)

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. The Company includes the battery business (Energizer) and the razors and blades business (Schick-Wilkinson Sword, or SWS). This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

BATTERY BUSINESS OVERVIEW

Energizer is one of the world's largest manufacturers and marketers of batteries and flashlights, with a complete line of household batteries including alkaline, carbon zinc and lithium as well as specialty miniature, rechargeable and photo batteries. Its two primary brands are Energizer and Eveready, which are well known throughout the world.

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

Energizer operates 20 manufacturing and packaging facilities in 14 countries on four continents. Its products are marketed and sold in more than 150 countries primarily through a direct sales force, and also through distributors and wholesalers.

 The battery category continues to be highly competitive as manufacturer and retailer brands compete for consumer acceptance and retail shelf space. Overall household battery consumption is increasing, but category value growth in the United States (U.S.) has lagged unit sales as consumer purchases have shifted to larger pack sizes and price-oriented brands have grown faster than premium products. Retail outlets experiencing the strongest battery category growth in the U. S. include mass merchandisers' super center format, home centers and dollar stores, while traditional outlets such as food, drug and hardware declined. Wal-Mart Stores, Inc. and its subsidiaries is Energizer’s largest customer. Energizer is well positioned to meet the needs of customer and consumer demands in these formats, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence in each of the retail channels. Energizer estimates its share of the total U. S. retail alkaline market was approximately 31% in 2004 and 2003, and 32% in 2002.

Internationally, economic conditions and currency valuations relative to the U.S. dollar have improved in 2004 and in 2003, resulting in improved International Battery segment results. The strengthening of the euro and certain key currencies in the Asia Pacific region have been a significant benefit to Energizer in 2004 and 2003. A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currencies strengthening relative to the U.S. dollar improve margins as product costs in local currency terms decline. Conversely, weakening currencies relative to the U.S. dollar can be significantly unfavorable unless mitigated through pricing actions. Changes in the value of local currencies will continue to impact segment profitability in the future.

RAZORS AND BLADES BUSINESS OVERVIEW

On March 28, 2003, the Company acquired the worldwide SWS business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. SWS operates five manufacturing facilities worldwide, and its products are marketed in over 100 countries. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 22% in 2004 and 19% in 2003.

The Company views the wet shave products category as attractive within the consumer products industry due to the limited number of manufacturers, the high degree of consumer loyalty and the ability to improve pricing through innovation. While the category is extremely competitive for retail shelf space and product innovation, SWS has high-quality products and believes it has the opportunity to grow sales and margins in the future.

The SWS business is compatible with Energizer's business in terms of common customers, distribution channels and geographic presence, providing opportunities to leverage the Company’s marketing expertise, business organization and scale globally.

Beginning in 2003, SWS launched two major new products. The Intuition women’s shaving system was launched in the U.S. in April 2003 and in other major world markets throughout 2004. QUATTRO was launched in the U.S. and parts of Europe in September 2003, and was rolled out to other markets later in 2004. Intuition Cucumber Melon was introduced in the spring of 2004 and QUATTRO Midnight in September 2004. The QUATTRO and Intuition brands represent more than a quarter of a billion dollars of SWS global sales in 2004.

HIGHLIGHTS

Net earnings for the year ended September 30, 2004 were $267.4 compared to $169.9 in 2003 and $186.4 in 2002. Basic and diluted earnings per share in 2004 were $3.32 and $3.21, respectively, compared to $1.98 and $1.93 in 2003 and $2.05 and $2.01 in 2002.

Current year net earnings include the following items, stated on an after-tax basis: income tax benefits related to prior year losses and adjustments to prior year tax accruals of $24.7 and special termination pension benefits of $9.6. Fiscal 2003 net earnings included the following on an after-tax basis: expense associated with the write-up of inventory purchased in the SWS acquisition (SWS inventory write-up) of $58.3, a charge of early payment of long-term debt of $12.4, gain on the sale of property of $5.7, intellectual property rights income of $5.2 and tax benefits of $19.2 related to prior year losses and adjustments to prior year tax accruals. Fiscal 2002 net earnings included the following after-tax items: accounts receivable write-off associated with the bankruptcy of Kmart of $9.3, provisions for restructuring and related costs of $7.8, tax benefits related to prior year losses and adjustments to prior year tax accruals of $11.8 and a gain on the sale of property of $5.0.

OPERATING RESULTS

Net Sales

Net sales increased $580.2, or 26%, in 2004 compared to 2003 and increased $492.8, or 28%, in 2003 compared to 2002, primarily because the inclusion of SWS sales for a full year in 2004 and 6 months in 2003 following the midyear acquisition. Battery sales increased $145.1 in 2004 on higher volume and favorable currency translation impacts of $59.3. Battery sales increased $59.8 in 2003 compared to 2002 on favorable currency translation, and volume increases contributed $35.7 and $33.7, respectively, partially offset by unfavorable pricing and product mix.

Gross Margin

Gross margin dollars increased $450.4 in 2004 and $182.4 in 2003, primarily due to the SWS acquisition. Gross margin percentage was 50.1% of sales in 2004 compared to 42.9% in 2003, the latter percentage including a four percentage point reduction due to expense related to the SWS inventory write-up (see Note 3 to the Consolidated Financial Statements). Absent the SWS inventory write-up, gross margin for 2003 would have been 46.9% compared to 44.6% in 2002. The increase in gross margin percentage in both years is primarily due to the relatively higher margins of the SWS business versus the battery business. See Segment Results for a discussion of gross margin in each operating segment.

Selling, General and Administrative

Selling, general and administrative expense (SG&A) increased $159.3 in 2004 and $68.1 in 2003 primarily due to the SWS acquisition. Additionally, the 2004 increase reflects the impact of higher currency rates of $21.9, special termination benefits of $15.2 and higher battery overhead spending of $14.6. Selling, general and administrative expenses were 19.3%, 17.1% and 18.1% of sales in 2004, 2003 and 2002, respectively. The increased percentage in 2004 is primarily due to special termination benefits discussed above, higher legal expenses and integration associated with the SWS acquisition, and the inclusion of SWS for a full year, which has a higher SG&A percentage than the rate for the remainder of the Company.

Advertising and Promotion

Advertising and promotion (A&P) expense increased $152.3 in 2004 and $126.5 in 2003, compared to the year immediately preceding. The A&P expense change in 2004 and 2003 above would have decreased by $56.6 and $57.2, respectively, had SWS been included in 2003 and 2002. The remainder of the increases reflects significantly higher SWS spending, currency translation impacts, increases in the International Battery segment and, in 2004, an increase in North America Battery. A&P expense was 14.3%, 11.2% and 7.2% of sales for 2004, 2003 and 2002, respectively. Had SWS been included for the full year in 2003 and 2002, such percentages would have been 12.1% and 10.1% for 2003 and 2002, respectively. The increased percentages in 2004 and 2003 reflect the factors discussed above, as well as the increased proportion of razor and blade sales, which have a generally higher A&P percentage than the battery business.

Research and Development

Research and development expense was $74.0 in 2004, $51.5 in 2003 and $37.1 in 2002. The increase in 2004 and 2003 is primarily due to the SWS acquisition. Additionally, the 2004 increase includes a $4.2 asset impairment charge related to a discontinued technology development initiative. As a percent of sales, research and development expense was 2.6% in 2004, 2.3% in 2003 and 2.1% in 2002. Inclusion of SWS results for a full year in 2003 and 2002 would have resulted in research and development expense of 2.6% and 2.7%, respectively, of sales.

SEGMENT RESULTS

The Company's operations are managed via three major segments - North America Battery (the U.S. and Canada batteries and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located.

Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results.

This structure is the basis for the Company’s reportable operating segment information presented in Note 22 to the Consolidated Financial Statements. The Company evaluates segment profitability based on operating profit before general corporate expenses, which include legal expenses, costs associated with most restructuring, integration or business realignment, amortization of intangibles and unusual items. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

North America Battery

	2004	2003	2002

Net sales	$1,117.6	$1,041.9	$1,021.2
Segment profit	$298.2	$283.5	$274.8

For the year ended September 30, 2004, sales increased $75.7, or 7%, primarily due to higher volume and favorable Canadian currency translation of $7.7. The impact of four major hurricanes in 2004 contributed approximately $40 of sales compared to approximately $18 incremental sales volume in 2003 related to a major hurricane and the East Coast black out. Apart from event-driven volume and currency impact, sales volume grew approximately $46, or 4.5%, primarily against 2003 results which were dampened by reductions in retail inventory levels. Adjusting for events and retail inventory reductions last year, alkaline sales were relatively flat in 2004, while the remainder of Energizer's major product lines experienced double-digit growth. Overall pricing and product mix were slightly unfavorable for the year, as category pricing and promotional stability continued throughout the year, but minor unfavorable mix was experienced due to consumer demand shifting to larger pack sizes.

Segment profit increased $14.7, or 5%, with currency accounting for $4.3 of the improvement. Incremental gross margin from higher sales of $30.7 and currency impact was partially offset by higher SG&A, advertising and promotion, and product costs.

Net sales in 2003 increased $20.7, or 2%, versus 2002 on higher volume, much of which is attributable to previously mentioned hurricane and blackout, partially offset by unfavorable pricing and product mix. Small cell size alkaline volume decreased 5% for the year reflecting reductions in aggregate retail inventory, partially offset by consumption growth. Large alkaline cell size and lighting products volume increased 10% and 26%, respectively; these products are most affected by hurricanes, power outages and public safety concerns. Additionally, the remainder of Energizer’s major product lines experienced double-digit growth in 2003.

Pricing in 2003 was unfavorable as a result of steep promotional discounting early in the year and a midyear reduction in list prices on key products in response to competition. Promotional intensity in the category began to abate in the latter half of fiscal 2003, buffering the list price reduction. Additionally, Energizer experienced an unfavorable product mix in 2003 as the greatest sales growth was in the lowest margin products while the most profitable products experienced declines. As a result of these factors, gross margin for the year decreased $12.3, or 3%, in spite of the sales increase. Segment profit increased $8.7 in 2003, as the absence of a $15.0 write-off of Kmart pre-bankruptcy accounts receivable in 2002 and lower overhead spending were partially offset by lower gross margin.

International Battery

	2004	2003	2002

Net sales	$827.0	$757.6	$718.5
Segment profit	$147.7	$122.4	$101.3

For the year ended September 30, 2004, net sales increased $69.4, or 9%, on favorable currency impacts of $51.6 and contributions of higher sales volume of $28.7, partially offset by unfavorable pricing and product mix, primarily in Europe. Segment profit increased $25.3 for the year, including a $26.6 favorable impact from currencies. Absent currencies, segment profit decreased $1.3 as a $6.1 gross margin contribution from higher sales was offset by higher selling, advertising and promotion, and general and administrative expenses.

International Battery net sales increased $39.1, or 5%, in 2003 on favorable currency translation of $31.0 as well as favorable pricing, primarily in South America, and higher alkaline sales volume, partially offset by lower carbon zinc volume. Retail alkaline sales volume increased 4% while carbon zinc volume decreased 5%. Segment profit increased $21.1, or 21%, with favorable currency accounting for $17.3 of the improvement. Absent currency impacts, segment profit increased $3.8, or 4%, reflecting favorable pricing and product mix, primarily in South America, and lower product cost. These favorable factors were partially offset by a 35% increase in advertising and promotion expense for the International Battery segment reflecting increased investments in our brand franchises as economic conditions improved in several key regions.

Razors and Blades

	2004	2003 Pro Forma

Net sales	$868.1	$745.0
Segment profit	$85.7	$56.9

The Company’s acquisition of SWS was completed on March 28, 2003; therefore, SWS is not included in the attached historical financial statements prior to this date. The comparison of September 30, 2004 amounts are versus pro forma SWS results for year ended September 30, 2003. The comparison of September 30, 2003 amounts are versus pro forma SWS results for the six months ended September 30, 2002. Segment profit excludes the SWS inventory write-up, which is discussed in further detail in Note 3 to the Consolidated Financial Statements.

For the year ended September 30, 2004, sales increased $123.1, or 17%, as incremental sales of Intuition and QUATTRO and $52.4 of favorable currency were partially offset by anticipated declines in other product lines. QUATTRO and Intuition, combined contributed almost $275 of net sales in 2004, an increase of more than $150.

Segment profit for the year increased $28.8, or 51%, to $85.7, with currency impacts accounting for $15.7 of the improvement. Absent currencies, higher sales and lower product costs resulted in increased gross margin of $83.7, which was partially offset by significantly higher advertising and promotion expense, and to a lesser extent, higher selling expenses in support of the new brands.

Six months ended September 30,	2003	2002 Pro Forma

Net sales	$433.0	$322.2
Segment profit	$40.1	$26.0

For the six months ended September 30, 2003, Razors and Blades sales were $433.0, an increase of $110.8 compared to the same period last year, with nearly all of the increase from incremental sales of the new Intuition and QUATTRO products, much of which represents retail pipeline fill. For existing products, favorable currency translation of $21.0 was nearly offset by declines in existing product sales in countries where new products were launched.

Segment profit for the six months ended September 30, 2003, was $40.1, an increase of $14.1 on higher sales and favorable currency impacts of $3.4, partially offset by significantly higher advertising, promotion, selling and marketing expense in support of Intuition and, to a lesser extent, QUATTRO.

During the latter half of September 2003, SWS had significant pipeline fill for QUATTRO and relatively low advertising and promotion expense as the majority of the QUATTRO media campaign did not begin until October.

GENERAL CORPORATE AND OTHER EXPENSES

Corporate and other expenses increased $31.3 for the year, primarily reflecting higher legal, integration and business realignment costs, and higher management and administrative costs following the SWS acquisition. Integration costs of $17.9 in 2004 and $6.3 in 2003 are reflected in corporate and general expenses. Major integration activities have been completed as of September 30, 2004. Annual integration savings are projected at approximately $18 for 2005, of which approximately $13 was realized in 2004 and is reflected in segment results. Legal expense increased $11.7 reflecting the impact of litigation costs in a number of lawsuits, primarily related to intellectual property matters.

General corporate and other expenses increased $14.7 in 2003 reflecting costs of integrating the SWS business of $6.3, as well as lower pension income and higher management, legal and project expenses, partially offset by lower compensation costs related to incentive plans and stock price.

As a percent of sales, general corporate and other expenses were 2.9% in 2004, 2.2% in 2003 and 2.0% in 2002. The increase in 2004 is driven mainly by the integration and legal expenses discussed above.

RESTRUCTURING CHARGES

In March 2002, the Company adopted a restructuring plan to reorganize certain European selling, management, administrative and packaging activities. The total cost of this plan was $6.7 before taxes. These restructuring charges consist of $5.2 for cash severance payments, $1.0 of other cash charges and $0.5 in enhanced pension benefits. As of September 30, 2004, 55 employees had been terminated under the plan and all activities under the plan have been completed. The 2002 restructuring plan yielded pre-tax savings of $2.5 in 2003 and $4.5 annually thereafter.

During fiscal 2001, the Company adopted restructuring plans to eliminate carbon zinc capacity and to reduce and realign certain selling, production, research and administrative functions. In 2002, the Company recorded provisions for restructuring of $1.4 related to the 2001 plan and recorded net reversals of previously recorded restructuring charges of $0.4.

The 2001 restructuring plans improved the Company’s operating efficiency, downsized and centralized corporate functions, and decreased costs. One carbon zinc production facility in Mexico was closed in early 2002. A total of 539 employees were terminated, consisting of 340 production and 199 sales, research and administrative employees, primarily in the U.S. and South and Central America. The 2001 restructuring plan yielded pre-tax savings of $14.3 in 2002 and $16.5 in 2003 and beyond.

The Company continues to review its battery production capacity and its business structure in light of pervasive global trends, including the evolution of technology. Future restructuring activities and charges may be necessary to optimize its production capacity. Such charges may include impairment of production assets and employee termination costs.

See Note 4 to the Consolidated Financial Statements for a table that presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2004, 2003 and 2002 including any adjustments to the original charges.

SPECIAL PENSION TERMINATION BENEFITS

During the fourth quarter of fiscal 2004, Energizer announced a Voluntary Enhanced Retirement Option (VERO) offered to approximately 600 eligible employees in the U.S., of which 321 employees accepted. A charge of $15.2, pre-tax, was recorded during the fourth quarter of fiscal 2004 related to the VERO and certain other special pension benefits and the estimated impact of such benefits on the Company's pension plan is reflected in the amounts shown in Note 12 to the Consolidated Financial Statements. Future cost savings from the VERO program are expected to be approximately $9 to $12 annually, with about half that amount realized in 2005.

INTELLECTUAL PROPERTY RIGHTS INCOME

The Company entered into agreements to license certain intellectual property to other parties in separate transactions. Such agreements do not require any future performance by the Company, thus all committed consideration was recorded as income at the time each agreement was executed. The Company recorded income related to such agreements of $1.5 pre-tax, or $0.9 after-tax, and $8.5 pre-tax, or $5.2 after-tax in the years ended September 30, 2004 and 2003, respectively.

INTEREST AND OTHER FINANCING ITEMS

Interest expense was $2.6 higher for the year on higher average debt, offset by lower interest rates. Higher average debt reflects the borrowings for the SWS acquisition outstanding for a full year in 2004 compared to six months in 2003. The lower effective interest rate for 2004 was a result of paying off high fixed rate debt in September 2003 and generally lower rates on variable rate debt. Interest expense increased $7.1 in 2003 reflecting incremental debt due to the acquisition of SWS, partially offset by lower interest rates.

Other financing expense declined $13.7 for the year compared to the same period last year, which included a $20.0 charge in 2003 related to early repayment of debt. Additionally, 2004 experienced net currency exchange losses compared to net gains in 2003. Other financing costs increased $15.6 in 2003, primarily due to a $20.0 charge related to early payment of long-term debt, partially offset by net currency exchange gains in 2003.

INCOME TAXES

Income taxes, which include federal, state and foreign taxes, were 25.3%, 28.5%, and 33.1% of earnings before income taxes in 2004, 2003 and 2002, respectively. Earnings before income taxes and income taxes include certain unusual items and adjustments to prior recorded tax accruals in all years, which impact the overall tax rate. The most significant of these are described below:

·	In 2004, 2003 and 2002, $16.2, $12.2 and $6.7, respectively, of tax benefits related to prior years’ losses were recorded.

·	Adjustments were recorded in each of the three years to revise previously recorded tax accruals, which were based on estimates when recorded. Such adjustments decreased the income tax provision by $8.5, $7.0 and $5.1 in 2004, 2003 and 2002, respectively.

·	The tax benefit related to the write-up of acquired SWS inventory of $89.7, all of which was recorded to cost of products sold in 2003, was higher than the overall tax rate for the remainder of the business, and thus reduced the overall tax rate by 1.8 percentage points.

Excluding the items discussed above, the income tax percentage was 32.2% in 2004, 36.1% in 2003 and 37.3% in 2002. The improved tax rate in 2004 reflects a significantly lower rate on foreign income due to improved foreign earnings and overall country mix. Such improvements reflect better battery results as well as a favorable impact from the inclusion of SWS.

The Company's effective tax rate is highly sensitive to country mix from which earnings or losses are derived. To the extent future earnings levels and country mix are similar to the 2004 level and excluding any unusual or non-recurring tax items, future tax rates would likely be in the 31-33% range. Declines in earnings in lower tax rate countries, earnings increase in higher tax countries or operating losses in the future could increase future tax rates.

SPECIAL PURPOSE ENTITY

The Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation (the SPE), which is a bankruptcy-remote special purpose entity subsidiary of the Company, and an outside party (the Conduit). The terms of the arrangement were amended in April 2004 providing, among other things, the ability of the Company to repurchase accounts receivable sold to the Conduit if it so chooses. Under the amended structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Prior to the amendment, this financing arrangement was required to be accounted for as a sale of receivables, representing “off balance sheet financing.” Under accounting required for the former agreement, reported balance sheet captions were higher or lower than such amounts would have been reported under the amended structure as presented below.

As of September 30,
2003
Additional accounts receivable	$175.7

Additional notes payable	$75.0

Lower other current assets	$100.7

LIQUIDITY AND CAPITAL RESOURCES

 In 2004, cash flow from operations totaled $485.7, an increase of $43.6 from 2003. The increase is due to higher “operating cash flow before changes in working capital” of $164.5, partially offset by lower conversion of working capital items to cash. The 2003 cash flow reflects an unusually large change in inventory balance as described below, accounting for the decline in 2004.

Cash flow from operations totaled $442.1 in 2003, an increase of $236.0 from 2002 operating cash flows of $206.1. The increase is due to cash generated from working capital changes of $201.9 compared to cash outflows for working capital in 2002 of $53.7, partially offset by lower cash flow from earnings before working capital changes. The most significant working capital changes were: 1) a $148.0 reduction in inventory, reflecting the conversion of high cost acquired SWS inventory to lower cost SWS inventory manufactured after acquisition as well as other inventory reductions; and 2) a $136.2 cash flow improvement in other current assets, primarily related to the level of sales of accounts receivable by the Company's non-consolidated SPE; partially offset by 3) unfavorable cash flow from increases in accounts receivable in 2003. Cash flow from operations before changes in working capital were $240.2 in 2003 compared to $259.8 in 2002. The decrease was mainly due to lower net earnings caused by the $58.3 after-tax SWS inventory write-up discussed previously, partially offset by higher earnings for the remainder of the business.

Working capital was $468.8 and $515.6 at September 30, 2004 and 2003, respectively. Working capital components were influenced by the special purpose entity accounting previously discussed, but with no net impact on total working capital. Apart from such accounting impact, working capital changes reflect higher cash and accounts receivable, more than offset by higher other accrued liabilities. Capital expenditures totaled $121.4, $73.0 and $40.7 in 2004, 2003 and 2002, respectively. These expenditures were funded by cash flow from operations. Capital expenditures increased in 2004 as a result of increases for battery production projects, inclusion of SWS for a full year and corporate expenditures. The increase in 2003 is primarily attributable to the SWS acquisition. See Note 22 of the Consolidated Financial Statements for capital expenditures by segment. Capital expenditures of approximately $112.0 are anticipated in 2005. Such expenditures are expected to be financed with funds generated from operations.

Total long-term debt outstanding, including current maturities, was $1,079.6 at September 30, 2003. The Company maintains total committed debt facilities of $1,239.0, of which $155.8 remained available as of September 30, 2004.

A summary of the Company’s significant contractual obligations at September 30, 2004 is shown below. See Note 20 to the Consolidated Financial Statements for discussion of loan guarantees.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt, including current maturities	$1,079.6	$20.0	$354.6	$135.0	$570.0

Notes payable	162.3	162.3	-	-	-

Operating leases	67.0	15.7	22.5	16.5	12.3

Total	$1,308.9	$198.0	$377.1	$151.5	$582.3

In November 2004, the Company entered into two new financing agreements. A $300.0 long-term debt financing was completed, with maturities of three, five and seven years and with fixed rates ranging from 3.44% to 4.38%. Proceeds from these notes were used to pay down all existing long-term debt in the revolving credit facility and to partially retire short-term debt within the secured financing. In addition, the Company renegotiated its existing revolving credit facility in order to extend the maturity to five years and to realize more favorable borrowing spreads. As a result of the new financing arrangement, available committed debt facilities increased by $300.0 to $1,539.0.

Under the terms of the Company’s debt facilities, the ratio of the Company’s total indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) (as defined by the facility agreement and pro forma in the current year) cannot be greater than 3.5 to 1, and the ratio of its current year pro forma EBIT to total interest expense must exceed 3 to 1. The Company’s ratio of total indebtedness to its pro forma EBITDA was 2.4 to 1, and the ratio of its pro forma EBIT to total interest expense was 13.0 to 1 as of September 30, 2004. Additional restrictive covenants exist under current debt facilities. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity is unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

The Company purchased shares of its common stock under various Board of Director approved repurchase plans as follows (shares in millions):

Fiscal Year	Shares	Cost

2004	13.4	$546.7
2003	5.0	$131.4
2002	3.8	$103.3
2001	3.8	$79.6

Most recently, the Board of Directors approved the repurchase of up to an additional 10 million shares, which resolution replaced all previous authorizations. Subsequent to September 30, 2004 and through November 15, 2004, approximately 0.6 million shares were purchased for $25.0 under the most recent authorization, pursuant to the terms of a Rule 10b5-1 Repurchase Plan entered into with an independent broker. As of November 15, 2004 there are 7.7 million shares remaining under the current authorization.

The Company believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements, thus inflation has not been a significant factor in the three years ended September 30, 2004. Recently, the cost of oil and commodities used in the Company’s products has increased to levels well above those of 2004. The Company’s ability to fully mitigate such cost increases through cost cutting and productivity or to raise prices in the future are not certain.

SEASONAL FACTORS

The Company's battery segment results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter battery sales accounted for 31%, 32% and 33% of total battery net sales in 2004, 2003 and 2002, respectively.

ENVIRONMENTAL MATTERS

 The operations of the Company, like those of other companies engaged in the battery and shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.

The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company’s ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston’s successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3.0.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from two years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer’s liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In many developing countries in which the Company operates, there has not been significant governmental regulation relating to the environment, occupational safety, employment practices or other business matters routinely regulated in the U.S. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

Accruals for environmental remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

 Accrued environmental costs at September 30, 2004 were $7.5, of which $1.8 is expected to be spent in fiscal 2005. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in interest rates, foreign currency exchange rates and stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur.

Interest Rates

At September 30, 2004 and 2003, the fair market value of the Company's fixed rate debt is estimated at $358.4 and $336.9, respectively using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2004 and 2003 by $16.6 and $38.1, respectively. A 10% adverse change in interest rates on fixed-rate debt would have decreased the fair market value by $1.7 and $3.8 at September 30, 2004 and 2003, respectively.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2004 and 2003, the Company had $866.9 and $624.7 variable rate debt outstanding, respectively. The book value of the Company’s variable rate debt approximates fair value. A hypothetical 10% adverse change in all interest rates would have had an annual unfavorable impact of $2.4 and $1.3 in 2004 and 2003, respectively, on the Company’s earnings before taxes and cash flows, based upon these year-end debt levels. The primary interest rate exposures on variable rate debt are short-term rates in the U.S. and certain Asian countries.

Foreign Currency Exchange Rates

The Company employs a foreign currency hedging strategy which focuses on mitigating potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk are also hedged from time to time. The primary currencies to which the Company’s foreign affiliates are exposed include the U.S. dollar, the euro, the yen, and the British pound.

The Company’s hedging strategy involves the use of natural hedging techniques, where possible, such as the offsetting or netting of like foreign currency cash flows. Where natural hedging techniques are not possible, foreign currency derivatives with a duration of generally one year or less may be used, including forward exchange contracts, purchased put and call options, and zero-cost option collars. The Company policy allows foreign currency derivatives to be used only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the sole objective is to generate profits. The Company has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2004.

Market risk of foreign currency derivatives is the potential loss in fair value of net currency positions for outstanding foreign currency contracts at fiscal year-end, resulting from a hypothetical 10% adverse change in all foreign currency exchange rates. Market risk does not include foreign currency derivatives that hedge existing balance sheet exposures, as any losses on these contracts would be fully offset by exchange gains on the underlying exposures for which the contracts are designated as hedges. Accordingly, the market risk of the Company’s foreign currency derivatives at September 30, 2004 and 2003 amounts to $5.7 and $1.7, respectively.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies as necessary. Additionally, the Company attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies. In March 2002, the Company contributed $8.4 of capital to its Argentine subsidiary sufficient to repay all U.S. dollar liabilities in order to mitigate exposure to currency exchange losses.

Stock Price

 A portion of the Company’s deferred compensation liabilities is based on the Company’s stock price and is subject to market risk. The Company entered into a prepaid share option with a financial institution to mitigate this risk (see Note 18 to the Consolidated Financial Statements). The change in fair value of the prepaid share option is recorded in selling, general and administrative expense. Changes in value of the prepaid share option should mitigate changes in the after-tax deferred compensation liabilities tied to the Company’s stock price. Market value of the prepaid share options was $22.1 and $39.7 at September 30, 2004 and 2003, respectively. The change in fair value of the prepaid share option for the year ended September 30, 2004 and 2003 resulted in income of $8.8 and $5.1, respectively.

CRITICAL ACCOUNTING POLICIES

 The Company identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management’s Discussion and Analysis of Results of Operations and Financial Condition where such policies affect the reported and expected financial results.

Preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) in the U.S. requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, bad debts, inventories, intangible assets and other long-lived assets, income taxes, financing operations, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of the Company’s accounting policies.

·	Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss passes to the customer. Discounts are offered to customers for early payment and an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale. The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues at the time of sale the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

·	Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. The financial condition of specific customers is considered when establishing the allowance. Provisions to increase the allowance for doubtful accounts are included in selling, general and administrative expense. If actual bad debt losses exceed estimates, additional provisions may be required in the future.

·	Pension Plans and Other Postretirement Benefits - The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods and, therefore, generally affect the Company’s recognized expense and recorded obligation in such future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. Of the assumptions listed above, changes in the expected assets return have the most significant impact on the Company’s annual earnings prospectively. A one percentage point decrease or increase in expected assets return would decrease or increase the Company’s pre-tax pension expense by $6.1.

·	Valuation of Long-Lived Assets - The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company uses the discounted cash flows method to determine if impairment exists. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation.

·	Income Taxes - The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, and possible exposures related to future tax audits. To the extent these estimates change, adjustments to income taxes are made in the period in which the estimate is changed.

·	Acquisitions - The Company uses the purchase method that requires the allocation of the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the value and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental and other claims.

RECENTLY ISSUED ACCOUNTING STANDARDS

See discussion in Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

Statements in the Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding increases in household battery consumption, the potential for leveraging Energizer’s operating strengths to benefit the SWS business, and projected annual integration savings, the impact of changes in the value of local currencies on segment profitability, Energizer’s estimates of its share of total U.S. retail alkaline market, and SWS share of the wet shave category in various markets, Energizer’s positioning to meet consumer demand and the benefits of its portfolio of products, the Company’s assessment of the wet shave products category and the SWS business, the potential for future restructuring activity, the timing and amount of future cost savings from the VERO program, the estimates of the Company’s future tax rates, estimated capital expenditures for fiscal 2005 and their source of financing, the likelihood of acceleration of its debt covenants, the anticipated adequacy of cash flows and the Company’s ability to meet liquidity requirements, the materiality of future expenditures for environmental matters and environmental control equipment, the impact of adverse changes in interest rates, the market risk of foreign currency derivatives, the potential loss in value of the Company’s net foreign currency investment in foreign subsidiaries, and the mitigating impact of changes in value of the prepaid share option on deferred compensation liabilities may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

The Company advises readers that various risks and uncertainties could affect its financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected. Battery consumption trends could be negatively impacted by general economic conditions or product innovations. Continuing opportunities to integrate SWS activities with Energizer’s, and to leverage Energizer’s operating strengths, may be limited, and may not result in anticipated annual savings or growth in SWS sales. Energizer’s estimates of its U.S. alkaline market share, and estimates of SWS share of the wet shave category may be inaccurate, or may not reflect segments of the retail market. Shifts in consumer demands or needs, competitive activity or product improvements, or further retailer consolidations may dilute or defeat the benefits of the Company’s consumer positioning and strategy. General economic conditions, retailer pressure and competitive activity may negatively impact the outlook for the wet shave products category. Because of that competitive activity, the SWS business may not be able to increase sales or margins, and could lose current market position. The migration of demand from carbon zinc to alkaline or from alkaline to other technologies may increase the likelihood of future restructuring activities and charges. Unforeseen fluctuations in levels of the Company’s operating cash flows, or inability to maintain compliance with its debt covenants, could limit the Company’s ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. U.S. or international political or economic crises could result in higher levels of inflation than anticipated, and the Company may not be able to realize cost reductions, productivity improvements or price increases which are substantial enough to counter the inflationary impact. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on the Company’s financial position. Estimates of environmental liabilities are based upon, among other things, the Company’s payments and/or accruals with respect to each remediation site; the number, ranking and financial strength of other responsible parties (PRPs), the status of the proceedings, including various settlement agreements, consent decrees or court orders; allocations of volumetric waste contributions and allocations of relative responsibility among PRPs developed by regulatory agencies and by private parties; remediation cost estimates prepared by governmental authorities or private technical consultants; and the Company’s historical experience in negotiating and settling disputes with respect to similar sites - and such estimates may prove to be inaccurate. Anticipated long-term cost savings associated with job eliminations or replacements with lower-priced workers as a result of the VERO may not materialize, depending upon longer-term production needs and the competitive job market in communities where the Company’s facilities are located. The Company’s overall tax rate in future years may be higher than anticipated because of unforeseen changes in the tax laws or applicable rates, higher taxes on repatriated earnings, increased earnings in countries with higher tax rates or increased foreign losses. Economic turmoil and currency fluctuations could increase the Company’s risk from unfavorable impacts on variable-rate debt, currency derivatives and other financial instruments, as well as increase the potential loss in value of its net foreign currency investment in foreign subsidiaries. Deferred compensation liabilities reflecting the value of the Common Stock may increase significantly, depending on market fluctuation and employee elections, which such increase may not be reflected in a comparable increase in the value of the prepaid share option. Additional risks and uncertainties include those detailed from time to time in the Company’s publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.

Energizer Holdings, Inc.
Summary Selected Historical Financial Information
(Dollars in millions, except per share data)

Statement of Earnings Data	FOR THE YEAR ENDED SEPTEMBER 30,
	2004	2003 (a)	2002	2001	2000
Net sales	$ 2,812.7	$ 2,232.5	$ 1,739.7	$ 1,694.2	$ 1,927.7

Depreciation and amortization (b)	115.8	83.2	57.4	79.8	82.0

Earnings from continuing operations before income taxes (c)	358.0	237.6	278.4	31.5	279.2

Income taxes	90.6	67.7	92.0	70.5	99.0

Earnings/(loss) from continuing operations (d)	267.4	169.9	186.4	(39.0)	180.2

Net earnings/(loss)	267.4	169.9	186.4	(39.0)	181.4

Earnings/(loss) per share from continuing operations:
Basic	$3.32	$1.98	$2.05	$(0.42)	$1.88
Diluted	$3.21	$1.93	$2.01	$(0.42)	$1.87

Average shares outstanding (e)
Basic	80.6	85.9	91.0	92.6	96.1
Diluted	83.4	88.2	92.8	94.1	96.3

Balance Sheet Data	SEPTEMBER 30,
	2004	2003 (a )	2002	2001	2000
Working capital	$468.8	$515.6	$353.3	$288.1	$401.7

Property at cost, net	705.6	701.2	455.7	476.1	485.4

Additions (during the period)	121.4	73.0	40.7	77.9	72.8

Depreciation (during the period)	110.0	80.5	57.4	58.6	57.9

Total assets	2,915.7	2,732.1	1,588.1	1,497.6	1,793.5

Long-term debt	1,059.6	913.6	160.0	225.0	370.0

(a) Schick-Wilkinson Sword was acquired March 28, 2003. See Note 3 to the Consolidated Financial Statements.

(b) Energizer adopted Statement of Financial Accounting Standards 142 at the beginning of fiscal year 2002, which eliminated amortization of goodwill and certain intangible assets.

(c) Earnings from continuing operations before income taxes were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2004	2003	2002	2001	2000
Provisions for restructuring and related costs	$-	$(0.2)	$(10.3)	$(29.8)	$-
Special terminations benefits	(15.2)	-	-	-	-
Acquisition inventory valuation	-	(89.7)	-	-	-
Early debt payoff	-	(20.0)	-	-	-
Kmart accounts receivable write-down	-	-	(15.0)	-	-
Gain on sale of property	-	5.7	6.3	-	-
Intellectual property rights income	1.5	8.5	-	20.0	-
Provision for goodwill impairment	-	-	-	(119.0)	-
Loss on disposition of Spanish affiliate	-	-	-	-	(15.7)
Costs related to spin-off	-	-	-	-	(5.5)
Total	$(13.7)	$(95.7)	$(19.0)	$(128.8)	$(21.2)

(d) Net earnings/(loss) from continuing operations were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2004	2003	2002	2001	2000
Provisions for restructuring and related costs, net of tax	$-	$-	$(7.8)	$(19.4)	$-
Special termination benefits, net of tax	(9.6)	-	-	-	-
Acquisition inventory valuation, net of tax	-	(58.3)	-	-	-
Early debt payoff, net of tax	-	(12.4)	-	-	-
Kmart accounts receivable write-down, net of tax	-	-	(9.3)	-	-
Gain on sale of property, net of tax	-	5.7	5.0	-	-
Tax benefits recognized related to prior years' losses	16.2	12.2	6.7	-	-
Adjustments to prior year tax accruals	8.5	7.0	5.1	3.5	-
Intellectual property rights income, net of tax	0.9	5.2	-	12.3	-
Provision for goodwill impairment, net of tax	-	-	-	(119.0)	-
Loss on disposition of Spanish affiliate, net of tax	-	-	-	-	(15.7)
Costs related to spin-off, net of tax	-	-	-	-	(3.3)
Capital loss tax benefits	-	-	-	-	24.4
Total	$16.0	$(40.6)	$(0.3)	$(122.6)	$5.4

(e) Basic earnings per share for 2001 through 2004 is based on the weighted-average number of shares outstanding during the period.
Diluted earnings per share for 2001 through 2004 is based on the weighted-average number of shares used in the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect. In fiscal year 2000, earnings per share was based on the weighted-average number of shares outstanding of Ralston common stock prior to the spin-off, adjusted for the distribution of one share of Energizer stock for three shares of Ralston stock.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
St. Louis, Missouri
November 15, 2004

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEAR ENDED SEPTEMBER 30,
Statement of Earnings	2004	2003	2002

Net sales	$2,812.7	$2,232.5	$1,739.7

Cost of products sold	1,404.0	1,274.2	963.8
Selling, general and administrative expense	542.1	382.8	314.7
Advertising and promotion expense	403.3	251.0	124.5
Research and development expense	74.0	51.5	37.1
Intellectual property rights income	(1.5)	(8.5)	-
Interest expense	30.8	28.2	21.1
Other financing items, net	2.0	15.7	0.1

Earnings before income taxes	358.0	237.6	278.4
Income taxes	(90.6)	(67.7)	(92.0)
Net earnings	$267.4	$169.9	$186.4

Earnings Per Share

Basic net earnings per share	$3.32	$1.98	$2.05

Diluted net earnings per share	$3.21	$1.93	$2.01

Statement of Comprehensive Income

Net earnings	$267.4	$169.9	$186.4
Other comprehensive income, net of tax
Foreign currency translation adjustments	29.6	36.6	3.3
Minimum pension liability change, net of tax of $2.9 in 2004,	(6.2)	(8.1)	(0.6)
$3.1 in 2003 and $0.3 in 2002
Comprehensive income	$290.8	$198.4	$189.1

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
(Dollars in millions, except per share data)

	SEPTEMBER 30,
	2004	2003
Assets

Current assets
Cash and cash equivalents	$109.1	$71.7
Restricted cash	3.6	-
Trade receivables, net	628.5	432.3
Inventories	459.7	430.6
Other current assets	175.8	308.5
Total current assets	1,376.7	1,243.1

Property, plant and equipment, net	705.6	701.2
Goodwill	361.2	330.2
Other intangible assets	308.2	308.8
Other assets	164.0	148.8

Total	$2,915.7	$2,732.1

Liabilities and Shareholders Equity

Current liabilities
Current maturities of long-term debt	$20.0	$20.0
Notes payable	162.3	66.1
Accounts payable	220.5	213.2
Other current liabilities	505.1	428.2
Total current liabilities	907.9	727.5

Long-term debt	1,059.6	913.6
Other liabilities	366.0	283.0

Shareholders equity
Preferred stock - $.01 par value, none outstanding	-	-
Common stock $.01 par value, issued 97,048,682 and
96,570,557 at 2004 and 2003, respectively	1.0	1.0
Additional paid-in capital	830.7	811.9
Retained earnings	625.8	367.1
Common stock in treasury, at cost, 24,146,236 shares at 2004
and 11,492,798 shares at 2003	(814.8)	(288.1)
Accumulated other comprehensive loss	(60.5)	(83.9)
Total shareholders equity	582.2	808.0
Total	$2,915.7	$2,732.1

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in millions)

	YEAR ENDED SEPTEMBER 30,
	2004	2003	2002
Cash Flow from Operations
Net earnings	$267.4	$169.9	$186.4
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	115.8	83.2	57.4
Translation and exchange (gain)/ loss	1.5	(0.2)	9.7
Deferred income taxes	(14.4)	(24.7)	6.7
Other non-cash charges	14.8	2.7	3.8
Other, net	19.6	9.3	(4.2)
Operating cash flow before changes in working capital	404.7	240.2	259.8
Changes in assets and liabilities used in operations:
Increase in accounts receivable, net	(62.8)	(70.6)	(0.8)
(Increase)/decrease in inventories	(21.9)	148.0	0.5
(Increase)/decrease in other current assets	78.1	50.2	(86.0)
Increase in accounts payable	3.8	38.1	9.7
Increase in other current liabilities	83.8	36.2	22.9
Net cash flow from operations	485.7	442.1	206.1

Cash Flow from Investing Activities
Property additions	(121.4)	(73.0)	(40.7)
Acquisition of Schick-Wilkinson Sword, net of cash acquired	-	(960.9)	-
Proceeds from sale of assets	4.3	9.0	7.3
Other, net	5.8	(0.1)	-
Net cash used by investing activities	(111.3)	(1,025.0)	(33.4)

Cash Flow from Financing Activities
Net cash proceeds from issuance of long-term debt	205.0	1,341.4	-
Principal payments on long-term debt (including current maturities)	(62.9)	(590.2)	(50.0)
Net cash proceeds from acquisition bridge loan	-	550.0	-
Principal payment of acquisition bridge loan	-	(550.0)	-
Cash proceeds from issuance of notes payable with maturities greater
than 90 days	-	7.0	6.1
Cash payments on notes payable with maturities greater than 90 days	-	(7.0)	(13.3)
Net increase/(decrease) in notes payable with maturities of 90 days or less	44.8	(34.4)	(10.6)
Restricted cash as collateral for notes payable	(3.6)	-	-
Common stock purchased	(542.9)	(131.4)	(103.3)
Proceeds from issuance of common stock	20.7	26.4	8.9
Net cash provided/(used) by financing activities	(338.9)	611.8	(162.2)

Effect of exchange rate changes on cash	1.9	8.9	0.4

Net increase in cash and cash equivalents	37.4	37.8	10.9
Cash and cash equivalents, beginning of period	71.7	33.9	23.0
Cash and cash equivalents, end of period	$109.1	$71.7	$33.9

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
(Dollars in millions, shares in thousands)
	Dollars			Shares
	2004	2003	2002	2004	2003	2002
Common stock:
Balance at beginning of year	1.0	1.0	1.0	96,571	95,776	95,564
Activity under stock plans	-	-	-	478	795	212
Ending balance	1.0	1.0	1.0	97,049	96,571	95,776

Additional paid-in capital:
Balance at beginning of year	811.9	789.8	784.1
Activity under stock plans	18.8	22.1	5.7
Ending balance	830.7	811.9	789.8

Retained earnings:
Balance at beginning of year	367.1	202.4	17.5
Net earnings	267.4	169.9	186.4
Activity under stock plans	(8.7)	(5.2)	(1.5)
Ending balance	625.8	367.1	202.4

Common stock in treasury:
Balance at beginning of year	(288.1)	(176.0)	(79.6)	(11,493)	(7,320)	(3,845)
Treasury stock purchased	(546.7)	(131.4)	(103.3)	(13,354)	(4,952)	(3,789)
Activity under stock plans	20.0	19.3	6.9	701	779	314
Ending balance	(814.8)	(288.1)	(176.0)	(24,146)	(11,493)	(7,320)

Accumulated other comprehensive (loss)/income:

Cumulative translation adjustment:
Balance at beginning of year	(74.1)	(110.7)	(114.0)
Foreign currency translation adjustment	29.6	36.6	3.3
Ending Balance	(44.5)	(74.1)	(110.7)

Minimum pension liability:
Balance at beginning of year	(9.8)	(1.7)	(1.1)
Adjustment	(6.2)	(8.1)	(0.6)
Ending balance, net of tax of $7.0 in 2004, $4.1 in 2003 and $1.0 in 2002	(16.0)	(9.8)	(1.7)

Total accumulated other comprehensive loss	(60.5)	(83.9)	(112.4)

Total shareholders equity	$582.2	$808.0	$704.8

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share data)

(1)  Basis of Presentation
Preparation of the financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires Energizer Holdings, Inc. (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets and other long-lived assets, income taxes, financing operations, restructuring, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

(2)  Summary of Significant Accounting Policies

The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

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

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

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

For derivatives not designated as hedging instruments for accounting purposes, realized and unrealized gains or losses from such instruments are recognized currently in selling, general and administrative expense or other financing items, net in the Consolidated Statement of Earnings. The Company has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2004.

Cash Equivalents - For purposes of the Consolidated Statement of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation - Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in selling, general and administrative expense in the Consolidated Statement of Earnings.

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

Depreciation - Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $110.0, $80.5 and $57.4 in 2004, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter. The fair value of each reporting unit is estimated using the discounted cash flow method.  Intangible assets with finite lives are amortized on a straight-line basis over expected lives of three to 15 years.  Such intangibles are also evaluated for impairment annually.

Impairment of Long-Lived Assets - The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Share-Based Payments - The Company accounts for stock options using the intrinsic value method as prescribed by Accounting Principles Board Opinion (APB 25). Pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation,” as if the Company had adopted the fair value-based method of accounting for stock options, are presented below. See Note 11 for additional details.

Charges to net earnings for stock-based compensation under APB 25 were $1.8, $1.9 and $2.6 for 2004, 2003 and 2002, respectively. Had cost for stock-based compensation been determined based on the fair value method set forth under SFAS 123, charges to net earnings would have been an additional $6.4, $6.4 and $8.0 for 2004, 2003, and 2002, respectively. Pro forma amounts shown below are for disclosure purposes only and may not be representative of future calculations.

	2004	2003	2002
Net earnings:
As reported	$ 267.4	$ 169.9	$ 186.4
Pro forma adjustments	(6.4)	(6.4)	(8.0)
Pro forma	$261.0	$163.5	$178.4

Basic earnings per share:
As reported	$3.32	$1.98	$2.05
Pro forma adjustments	(0.08)	(0.08)	(0.09)
Pro forma	$3.24	$1.90	$1.96

Diluted earnings per share:
As reported	$3.21	$1.93	$2.01
Pro forma adjustments	(0.08)	(0.08)	(0.09)
Pro forma	$3.13	$1.85	$1.92

Revenue Recognition - The Company's revenue is from the sale of its products.  Revenue is recognized when title, ownership and risk of loss passes to the customer.  Discounts are offered to customers for early payment and an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale.  Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.  The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products.  Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales.  The Company accrues at the time of sale the estimated total payments and allowances associated with each transaction.  Additionally, the Company offers programs directly to consumers to promote the sale of its products.  Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels.  The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid.  To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Promotion Costs - The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred. Due to seasonality in the battery business and heavy product launches in the razors and blade business, advertising and promotion costs are expensed ratably to revenues in interim periods. General advertising and promotion costs are expensed over the full year, while product launch activities are expensed over the launch period.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Adopted or Issued Accounting Pronouncements - The Company adopted SFAS 146, "Accounting for Exit or Disposal Activities" as of October 1, 2003.  SFAS 146 supercedes EITF Issue No. 94-3 and provides direction for accounting and disclosure regarding specific costs related to an exit or disposal activity. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  Restructuring activities initiated in fiscal 2003 are recorded in accordance with the requirements of SFAS 146.  Restructuring plans initiated in 2002 and prior are recorded in accordance with EITF Issue 94-3 requirements.

The FASB issued SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans in annual financial statements. SFAS 132 also requires interim disclosures regarding net periodic benefit cost and contributions made and expected to be made for defined benefit pension plans and other defined benefit postretirement plans. The Company adopted SFAS 132 in 2004 and has included the additional disclosures required in Note 12.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) became law in the U.S. The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide retiree benefits in certain circumstances. FASB Staff Position 106-2 (FSP 106-2), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” issued in May 2004, requires measurement of the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost (NPPBC) to reflect the effects of the Act. FSP 106-2 was adopted by the Company in the fourth quarter of fiscal 2004 and did not have a material effect on the Company’s financial statements. Note 12 contains disclosures related to FSP 106-2.

The FASB issued an amendment of SFAS 128, “Earnings Per Share,” in December 2003. This statement amends the computational guidance of SFAS 128 for calculating the number of incremental shares included in diluted shares when applying the treasury stock method, eliminates the provision of SFAS 128 that allows the presumption that certain contracts that may be settled in cash or shares will be settled in shares and requires that shares to be issued upon conversion of a manditorily convertible security be included, in the computation of basic EPS from the date that conversion becomes mandatory. This statement is effective for the Company in the first quarter of fiscal 2005.

(3)    Acquisition of SWS
On March 28, 2003, the Company acquired the worldwide Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. for $930 plus acquisition costs and subject to adjustment based on acquired working capital level. The final purchase price and acquisition costs totaled $975.8. A $550.0 bridge loan together with existing available credit facilities and cash were used to fund the acquisition. In 2003, the Company refinanced the bridge loan into longer term financing.

SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world, and its products were marketed in over 80 countries at the time of the acquisition. Its primary markets are the U.S. and Canada, Japan and the larger countries of Western Europe.

The Company views the wet shave products category as attractive within the consumer products industry due to the limited number of manufacturers, the high degree of consumer loyalty and the ability to improve pricing through innovation. The Company believes SWS has high-quality products, a defensible market position and the opportunity to grow sales and margins. The SWS business is compatible with the Company's business in terms of common customers, distribution channels, and geographic presence, which should provide opportunities to leverage the Company's marketing expertise, business organization and scale globally.

The following reflects the assets and liabilities acquired by the Company in the SWS acquisition. Such asset and liability amounts are based on management’s best estimates using valuation methods described below as of September 30, 2003 and reflect the working capital adjustments required by the acquisition agreement.

Acquired SWS Assets and Liabilities at March 28, 2003

Cash	$ 14.9
Receivables	139.4
Inventories	201.9
Other current assets	50.0
Total current assets	406.2
Property, plant and equipment	247.0
Goodwill	281.6
Other intangible assets	233.4
Other assets	6.6
Total assets acquired	1,174.8

Accounts payable	47.7
Other current liabilities	88.5
Total current liabilities	136.2
Other liabilities	62.8
Total liabilities	199.0

Net assets acquired	$975.8

The valuation reflected in the table above, was revised in 2004 after final settlement of purchase price and adjustments thereto with the seller and final allocation of intangible assets by country. The final allocation of intangible asset value did not change the total assigned value, but did change the amount allocated to specific countries. Because of varying local tax treatment of goodwill and intangible assets, such allocations impacted the required level of related deferred taxes. The net result of all adjustments made in 2004 was to increase goodwill by $19.3 with a corresponding net increase in tax liabilities.

Assets and liabilities in the table above were valued as follows:

•	Accounts receivable were valued at fair market value, which reflects an estimate for uncollectible accounts.
•	SWS inventory acquired is reflected in the table above and in the Company’s historical financial statements at fair value, as required by GAAP. The fair value of finished goods acquired is sales value, less costs to sell and a reasonable profit margin on the selling activity. As such, the inventory is valued equivalent to what a distributor would pay, rather than the historical cost basis of a manufacturer of such inventory. This accounting resulted in an allocation of purchase price to acquired inventory which was $89.7 higher than the historical manufactured cost of SWS (the SWS inventory write-up). Inventory value and cost of products sold will be based on the post-acquisition SWS production costs for all product manufactured after the acquisition date. The entire $89.7 of the SWS inventory write-up was recognized in cost of products sold in 2003, reducing net earnings by $58.3, after taxes.
•	Fair values of real and personal property were determined utilizing the cost approach whereby the replacement/reproduction cost new was estimated and then adjusted for physical depreciation and applicable forms of obsolescence. Land values were a relatively small portion of the fixed asset total and were recorded at estimated fair market value.
•	Other intangible assets include tradenames, technology and patents, and customer-related intangibles. Such intangible assets were valued at fair value as of the acquisition date using appropriate valuation methodologies for each class. Tradenames were valued using the Relief from Royalties Method, a form of the Income Approach, which values the cost savings associated with owning rather than licensing the tradename. Fair values were developed for each brand using future revenue estimates and appropriate royalty rates. Technology and Patents were also valued using the Relief from Royalty Method, valuing each key technological aspect of SWS products. Customer-related intangibles were valued using the Residual Income or Multi-Period Excess Earnings Method, a form of the Income Approach, which values SWS' relationships with its customers. Valuations for all of these intangible classes were performed on an after-tax, present value basis using appropriate tax and discount rates.
•	Liabilities were valued at the present value of estimated amounts to be paid in the future.
•	Goodwill represents the residual aggregate purchase price after all tangible and identified intangible assets have been valued, offset by the value of liabilities assumed. The aggregate purchase price was derived from a competitive bidding process and negotiations and was influenced by the Company’s assessment of the value of the overall SWS business in combination with the Energizer business. The significant goodwill value is reflective of the Company’s view that the SWS business can generate strong cash flow, and sales and earnings growth following acquisition.

The Consolidated Statement of Earnings includes results of SWS operations for fiscal 2004 and the final six months of fiscal 2003. The following table represents the Company's pro forma consolidated results of operations as if the acquisition of SWS had occurred at the beginning of each period presented. Such results have been prepared by adjusting the historical Company results to include SWS results of operations and incremental interest and other expenses related to acquisition debt. The pro forma results do not include any cost savings resulting from the combination of Energizer and SWS operations. The pro forma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

	Unaudited Pro Forma for the Year
	Ended September 30,
	2003	2002
Net sales	$2,544.5	$2,364.8
Net earnings	167.9	195.4
Basic earnings per share	1.95	2.15
Diluted earnings per share	1.90	2.11

(4)     Restructuring Activities

In March 2002, the Company adopted a restructuring plan to reorganize certain European selling, management, administrative and packaging activities. The total cost of this plan was $6.7 before taxes. These restructuring charges consist of $5.2 for cash severance payments, $1.0 of other cash charges and $0.5 in enhanced pension benefits. As of September 30, 2004, 55 employees had been terminated under the plan and all activities under the plan have been completed.

During fiscal 2001, the Company adopted restructuring plans to eliminate carbon zinc capacity, and to reduce and realign certain selling, production, research and administrative functions. In 2002, the Company recorded provisions for restructuring of $1.4 related to the 2001 plan and recorded net reversals of previously recorded restructuring charges of $0.4.

The 2001 restructuring plans improved the Company’s operating efficiency, downsized and centralized corporate functions, and decreased costs. One carbon zinc production facility in Mexico was closed in early 2002. A total of 539 employees were terminated, consisting of 340 production and 199 sales, research and administrative employees, primarily in the U.S. and Latin America. The 2001 restructuring plan yielded pre-tax savings of $14.3 in 2002 and $16.5 in 2003 and beyond.

The Company continues to review its battery production capacity and its business structure in light of pervasive global trends, including the evolution of technology. Future restructuring activities and charges may be necessary to optimize its production capacity. Such charges may include impairment of production assets and employee termination costs.

The carrying value of assets held for disposal under several previous restructuring plans was $6.3 at September 30, 2004.

The following table presents, by major cost component and by year of provision, activity related to the restructuring charges discussed above during fiscal years 2004, 2003 and 2002, including any adjustments to the original charges:

	2002 Rollforward				2003 Rollforward				2004 Rollforward
	Beginning	Provision/		Ending	Beginning	Provision/		Ending	Beginning	Provision/		Ending
	Balance	(Reversals)	Activity	Balance	Balance	(Reversals)	Activity	Balance	Balance	(Reversals)	Activity	Balance
2001 Plan
Termination benefits	$ 5.3	$ 1.3	$ (5.7)	$ 0.9	$ 0.9	$ -	$ (0.9)	$ -	$ -	$ -	$ -	$ -
Other cash costs	3.9	0.1	(3.8)	0.2	0.2	-	(0.2)	-	-	-	-	-
Fixed asset impairments	-	(0.4)	0.4	-	-	-	-	-	-	-	-	-
Total	9.2	1.0	(9.1)	1.1	1.1	-	(1.1)	-	-	-	-	-

All Other Plans
Termination benefits	-	5.7	(0.3)	5.4	5.4	0.1	(3.2)	2.3	2.3	-	(2.3)	-
Other cash costs	-	1.0	(0.2)	0.8	0.8	0.1	(0.8)	0.1	0.1	-	(0.1)	-
Total	-	6.7	(0.5)	6.2	6.2	0.2	(4.0)	2.4	2.4	-	(2.4)	-

Grand Total	$9.2	$7.7	$(9.6)	$7.3	$7.3	$0.2	$(5.1)	$2.4	$2.4	$-	$(2.4)	$-

(5)  Accounts Receivable Write-down

On January 23, 2002, Kmart filed for Chapter 11 bankruptcy protection. The Company’s Special Purpose Entity (SPE) (see Note 15) had pre-petition accounts receivable from Kmart of $20.0. In the year ended September 30, 2002, the Company recorded total charges related to such receivables of $15.0 pre-tax, or $9.3 after-tax.

In 2004, the Company received shares of Kmart stock with a market value at the date of receipt of $4.3 as part of a settlement agreement related to the Kmart bankruptcy. All such stock was sold by September 30, 2004. Future additional settlements are possible in 2005 or upon final settlement, which has not yet occurred.

(6)  Intellectual Property Rights Income

The Company entered into agreements to license certain intellectual property to other parties in separate transactions. Such agreements do not require any future performance by the Company, thus all committed consideration was recorded as income at the time each agreement was executed. The Company recorded income related to such agreements of $1.5 pre-tax, or $0.9 after-tax, and $8.5 pre-tax, or $5.2 after-tax, in the years ended September 30, 2004 and 2003, respectively.

(7)  Fixed Asset Impairment

The Company recorded a pre-tax charge in 2004 for asset impairment of $4.2 in research and development expense. The charge was to write down to disposition value certain long-lived assets following a decision to discontinue a project to develop alternative manufacturing methods. Additionally, the Company recorded a $1.9 pre-tax asset impairment charge in 2004 in cost of products sold for impaired assets used to produce products that have been discontinued. The impaired long-lived assets had been carried in the North America Battery segment.

(8)  Goodwill and Intangible Assets and Amortization

The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment.

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but tested at least annually for impairment of value. The Company had indefinite-lived trademarks and tradenames of $263.1 at September 30, 2004. Intangible assets with finite lives are amortized over those useful lives.

As battery businesses have been acquired in the past, the Company has allocated goodwill and other intangible assets to individual countries or areas. The battery business intangible assets are comprised of trademarks primarily related to the Energizer brand. Such intangible assets are deemed indefinite-lived.

With the acquisition of SWS, additional indefinite-lived trademarks, and additional tradenames, technology, patents and customer-related intangibles with lives ranging from five to 15 years were incorporated into the Company’s financial statements.

As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2004, 2003 and 2002. Separate impairment testing of the Company’s reporting units was performed at the area level (North America, Europe, Asia Pacific and Latin America) within each reporting segment of the Company. The fair value of each area reporting unit was estimated using the discounted cash flow method.

During 2003, the Company recorded goodwill related to the SWS acquisition of $281.6. The following table represents the carrying amount of goodwill by segment at September 30, 2004:

	North America	International	Razors &
	Battery	Battery	Blades	Total
Balance at October 1, 2003	$ 24.7	$ 13.3	$ 292.2	$ 330.2
Adjustment to SWS opening balance sheet (Note 3)	-	-	19.3	19.3
Cumulative translation adjustment	-	0.7	11.0	11.7
Balance at September 30, 2004	$24.7	$14.0	$322.5	$361.2

The amount of intangible assets acquired from the SWS acquisition is as follows:

		Wtd-Average
	Amount	Amortization
	Acquired	Period (in years)
To be amortized:

Tradenames	$ 10.5	9.8
Technology and patents	34.3	11.1
Customer-related	6.4	10.0
	51.2
Indefinite-lived:

Tradenames	182.2

Total acquired intangible assets	$233.4

Total amortizable intangible assets at September 30, 2004 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net

Tradenames	$12.0	$(1.7)	$10.3
Technology and patents	35.3	(5.0)	30.3
Customer-related	6.6	(2.1)	4.5
Total amortizable intangible assets	$53.9	$(8.8)	$45.1

The estimated amortization expense for amortizable intangible assets is $5.8 for each of the years ended September 30, 2005 through 2009.

(9)  Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2004	2003	2002
Currently payable:
United States - Federal	$ 62.6	$ 48.5	$ 52.5
State	5.1	7.4	8.4
Foreign	37.3	36.5	24.4
Total current	105.0	92.4	85.3
Deferred:
United States - Federal	(2.6)	(5.2)	7.7
State	(0.2)	(0.5)	1.2
Foreign	(11.6)	(19.0)	(2.2)
Total deferred	(14.4)	(24.7)	6.7
Provision for income taxes	$90.6	$67.7	$92.0

The source of pre-tax earnings was:

	2004	2003	2002
United States	$ 166.4	$ 141.9	$ 191.3
Foreign	191.6	95.7	87.1
Pre-tax earnings	$358.0	$237.6	$278.4

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2004		2003		2002
Computed tax at federal statutory rate	$ 125.3	35.0%	$ 83.2	35.0%	$ 97.4	35.0%
State income taxes, net of federal tax benefit	3.2	0.9	4.5	1.9	6.2	2.2
Foreign tax less than the domestic rate	(26.1)	(7.3)	(5.0)	(2.1)	(5.6)	(2.0)
Foreign benefits recognized related to prior years' losses	(16.2)	(4.5)	(12.2)	(5.1)	(6.7)	(2.4)
Adjustments to prior year tax accruals	(8.5)	(2.4)	(7.0)	(3.0)	(5.1)	(1.8)
Taxes on repatriation of foreign earnings	10.7	3.0	1.7	0.8	2.5	0.9
Other, net	2.2	0.6	2.5	1.0	3.3	1.2
Total	$90.6	25.3%	$67.7	28.5%	$92.0	33.1%

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows and include current and non-current amounts:

	2004	2003
Deferred tax liabilities:
Depreciation and property differences	$ (93.0)	$ (92.6)
Intangible assets	(31.2)	(8.2)
Pension plans	(38.6)	(36.6)
Other tax liabilities, non-current	(5.1)	(2.7)
Gross deferred tax liabilities	(167.9)	(140.1)

Deferred tax assets:
Accrued liabilities	99.4	93.8
Tax loss carryforwards and tax credits	33.4	32.6
Intangible assets	42.3	47.5
Postretirement benefits other than pensions	32.4	33.9
Inventory differences	16.9	13.9
Other tax assets, non-current	14.7	8.2
Gross deferred tax assets	239.1	229.9

Valuation allowance	(21.0)	(27.3)
Net deferred tax assets	$50.2	$62.5

Tax loss carryforwards of $2.9 expired in 2004. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2005, $0.9; 2006, $1.1; 2007, $1.8; 2008, $6.0; 2009, $2.1; thereafter or no expiration, $21.5. The valuation allowance is primarily attributed to tax loss carryforwards, tax credits and certain accrued liabilities outside the U.S. The valuation allowance decreased $6.3 in 2004 primarily due to projected utilization in future years that are deemed more likely than not.

    At September 30, 2004, approximately $273.1 of foreign subsidiary net earnings was considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

(10)  Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEAR ENDED SEPTEMBER 30,
	2004	2003	2002
Numerator:
Net earnings for basic and dilutive earnings per share	$267.4	$169.9	$186.4

Denominator:
Weighted-average shares - basic	80.6	85.9	91.0
Effect of dilutive securities
Stock options	2.0	1.6	1.2
Restricted stock equivalents	0.8	0.7	0.6
Total dilutive securities	2.8	2.3	1.8

Weighted-average shares - diluted	83.4	88.2	92.8

Basic net earnings per share	$3.32	$1.98	$2.05

Diluted net earnings per share	$3.21	$1.93	$2.01

(11)  Share-Based Payments

The Company's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards to purchase shares of the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2004, 2003 and 2002, respectively, there were 4.2 million, 4.9 million and 6.1 million shares available for future awards.

Options that have been granted under the Plan have been granted at the market price on the grant date and generally vest ratably over three to five years. Awards have a maximum term of 10 years.

Restricted stock and restricted stock equivalent awards may also be granted under the Plan. During 2003 and 2002, the Board of Directors approved the grants of up to 40,000 and 20,000 restricted stock equivalents, respectively, to a group of officers, key employees and directors upon their purchase of an equal number of shares of ENR stock within a specified period. The Board approved the grants of similar restricted stock equivalents in prior years, but none in 2004. The restricted stock equivalents vest three years from their respective dates of grant and convert into unrestricted shares of ENR stock at that time, or, at the recipient's election, will convert at the time of the recipient's retirement or other termination of employment. During fiscal 2004, 2003 and 2002 respectively, 20,000, 10,000 and 37,700 restricted stock equivalents had been granted based on the activity of the Board of Directors described above. In fiscal 2004 and 2003, the Board of Directors also approved the grants of 74,000 and 272,000 restricted stock equivalents, respectively, which vest over a seven and nine year period, respectively, to a group of officers and key employees. The weighted-average fair value for restricted stock equivalents granted in 2004, 2003 and 2002 was $38.77, $28.52 and $18.97, respectively.

Under the terms of the Plan, option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company also permits deferrals of bonus and salary and, for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution which may be elected in advance by the participant, the number of equivalents then credited to the participant's account is determined and then an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant.

Had the provisions of SFAS 123 been applied, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in Note 2. The weighted-average fair value of options granted in fiscal 2004, 2003 and 2002 was $14.81, $9.37 and $9.65 per option, respectively. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	3.92%	3.47%	4.70%
Expected life of option	7.5 years	7.5 years	7.5 years
Expected volatility of ENR stock	19.4%	19.5%	19.0%
Expected dividend yield on ENR stock	- %	- %	- %

A summary of nonqualified ENR stock options outstanding is as follows (shares in millions):

	2004		2003		2002
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding on October 1,	7.12	$ 19.75	7.69	$ 18.14	7.71	$ 17.54
Granted	0.68	43.98	0.95	28.99	0.52	26.34
Exercised	(1.15)	18.04	(1.52)	17.37	(0.52)	17.31
Cancelled	(0.03)	26.04	-	-	(0.02)	19.80
Outstanding on September 30,	6.62	22.49	7.12	19.75	7.69	18.14

Exercisable on September 30,	3.99	$18.08	3.36	$17.67	3.04	$17.52

Information about ENR nonqualified options at September 30, 2004 is summarized below (shares in millions):

	Outstanding Stock Options			Exercisable Stock Options

Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

$16.81 to $25.05	4.77	5.8	$17.76	3.83	$17.61
$25.21 to $37.84	1.17	8.5	$29.33	0.16	$29.25
$37.85 to $44.67	0.68	9.4	$43.98	-	-
	6.62	6.6	$22.49	3.99	$18.08

(12)	Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based on years of service and earnings. In 2003, the Company assumed defined benefits for certain active SWS employees at the acquisition date. Such employees were covered by the Company’s defined benefit plans following the acquisition.

During the fourth quarter of fiscal 2004, the Company announced a Voluntary Enhanced Retirement Option (VERO) offered to approximately 600 eligible employees in the U. S. of which 321 employees accepted. A charge of $15.2, pre-tax, was recorded during the fourth quarter of fiscal 2004 related to the VERO and certain other special pension benefits, and the estimated impact of such benefits on the Company's pension plan is reflected in the amounts presented below.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented below.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Retiree contributions for health care benefits are adjusted periodically, as total costs of the program change. In 2001, the plan was amended such that there will not be an increase in the Company’s contribution rate beyond the level of subsidy to be provided for in calendar 2002. Due to this plan amendment, cost trend rates no longer materially impact the plan.

The following tables present the benefit obligation, plan assets and funded status of the plans:

	Pension		Postretirement
September 30,	2004	2003	2004	2003
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$566.1	$447.7	$51.4	$49.7
Service cost	24.0	20.5	0.2	0.2
Interest cost	32.0	29.0	3.1	3.1
Plan participants' contributions	1.0	0.7	-	-
Actuarial (gain)/loss	34.5	7.5	1.3	0.5
Benefit obligation assumed in SWS acquisition	-	70.1	-	-
Benefits paid	(27.6)	(22.9)	(2.3)	(2.8)
Special termination benefits	15.2	-	-	-
Foreign currency exchange rate changes	8.0	13.5	(0.2)	0.7
Projected benefit obligation at end of year	$653.2	$566.1	$53.5	$51.4

Change in Plan Assets:
Fair value of plan assets at beginning of year	$557.3	$463.0	$1.9	$2.3
Actual return on plan assets	65.1	78.0	-	(0.4)
Company contributions	9.0	2.9	2.1	2.7
Plan participants' contributions	1.0	0.8	4.0	3.2
Assets acquired in SWS acquisition	-	27.2	-	-
Benefits paid	(27.6)	(22.9)	(6.3)	(5.9)
Foreign currency exchange rate changes	3.8	8.3	0.2	-
Fair value of plan assets at end of year	$608.6	$557.3	$1.9	$1.9

Plan Assets by Category at End of Year:
Equity securities	66%	64%	0%	0%
Debt securities	32%	34%	0%	0%
Other	2%	2%	100%	100%
	100%	100%	100%	100%

	Pension		Postretirement
September 30,	2004	2003	2004	2003
Funded Status:
Funded status of the plan	$ (44.6)	$ (8.8)	$ (51.6)	$ (49.5)
Unrecognized net loss/(gain)	79.6	62.2	(0.4)	(1.7)
Unrecognized prior service cost	7.0	4.0	(35.4)	(37.9)
Unrecognized net transition asset	1.6	1.7	-	-
Prepaid (accrued) benefit cost	$43.6	$59.1	$(87.4)	$(89.1)

Amounts Recognized in the Consolidated Balance Sheet:
Prepaid benefit cost	$109.5	$117.3	$-	$-
Accrued benefit liability	(89.0)	(72.3)	(87.4)	(89.1)
Intangible asset	0.1	0.2	-	-
Accumulated other comprehensive income	23.0	13.9	-	-
Net amount recognized	$43.6	$59.1	$(87.4)	$(89.1)

The funded status presented above consists of the following over and (under) funded plans:

	September 30,
	2004	2003
U.S. Qualified Plan	$70.0	$81.6
All other plans	(114.6)	(90.4)
Total	$(44.6)	$(8.8)

The Company expects to contribute $8.2 to its pension plans and $2.9 to its other postretirement benefit plans in 2005. The Company’s expected future benefit payments are as follows:

	September 30,
	Pension	Postretirement
2005	$ 32.1	$ 3.1
2006	33.9	3.2
2007	38.2	3.3
2008	41.7	3.4
2009	46.2	3.5
2010 to 2014	301.2	18.2

The accumulated benefit obligation for defined benefit pension plans was $572.7 and $503.9 at September 30, 2004 and 2003, respectively. The information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	September 30,
	2004	2003
Projected benefit obligation	$151.7	$137.9
Accumulated benefit obligation	121.3	117.7
Fair value of plan assets	39.9	48.9

Pension plan assets in the U.S. plan represent 84% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign, 65%, (b) debt securities, including higher-quality and lower-quality U.S. bonds: 35% and (c) other: <1%. The U.S. plan held 1.0 million and 1.5 million shares of ENR stock at September 30, 2004 and 2003, respectively, with a market value $45.9 and $55.0, respectively. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

	September 30,
	Pension			Postretirement
	2004	2003	2002	2004	2003	2002

Service cost	$ 24.3	$ 20.5	$ 16.7	$ 0.2	$ 0.2	$ 0.1
Interest cost	32.3	29.0	26.9	3.1	3.1	3.6
Expected return on plan assets	(48.1)	(45.5)	(48.9)	(0.1)	-	-
Amortization of unrecognized prior service cost	-	(0.1)	-	(2.5)	(2.4)	(2.4)
Amortization of unrecognized transition asset	1.7	0.3	0.3	-	-	-
Recognized net actuarial (gain)/loss	0.4	2.0	(1.3)	-	-	-
Net periodic benefit cost/(income)	$10.6	$6.2	$(6.3)	$0.7	$0.9	$1.3

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2004	2003	2004	2003
Discount rate	5.8%	5.8%	6.0%	6.1%
Expected long-term rate of return on plan assets	8.1%	8.1%	-	-
Compensation increase rate	4.1%	4.4%	-	-

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.7%.

(13)  Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s first 1% of eligible compensation after-tax contribution is matched with a 325% Company contribution to the participant’s pension plan. Amounts charged to expense during fiscal 2004, 2003 and 2002 were $5.4, $4.4 and $4.0, respectively, and are reflected in selling, general and administrative expense in the Consolidated Statement of Earnings.

As of March 29, 2003, U.S. employees of the newly acquired SWS business were eligible to participate in the Company’s defined contribution plan, but, as mandated by the terms of the Stock and Asset Purchase Agreement with Pfizer, Inc. relating to the acquisition of SWS (the Acquisition Agreement), until January 1, 2004, the Company was required to match 100% of the first 3% of compensation contributed and 50% of the next 3% of compensation contributed, consistent with the terms of the Pfizer-sponsored defined contribution plan in which they had previously participated. Contributions could be on either a before-tax or after-tax basis. As of January 1, 2004, U. S. participants received matching contributions in accordance with the terms of the Company’s defined contribution plan, but, as dictated by the terms of the Acquisition Agreement, will also receive, until March 28, 2005, an additional contribution of 3.5% of compensation to the participant’s pension plan.

(14)   Debt

Notes payable at September 30, 2004 and 2003 consisted of notes payable to financial institutions with original maturities of less than one year of $162.3 and $66.1, respectively, and had a weighted-average interest rate of 3.0% and 3.7%, respectively.

In September 2003, the Company prepaid $160.0 in long-term debt with interest rates ranging from 7.8% to 8.0% and maturity dates in 2005, 2007 and 2010. The payment of the debt was funded with short-term borrowings and available cash. In September 2003, the Company recorded a $20.0 pre-tax charge, or $12.4 after-tax, related to this prepayment, which is recorded in other financing, net in the Consolidated Statement of Earnings.

The detail of long-term debt at September 30 is as follows:

	2004	2003
Private Placement, fixed interest rates ranging from 2.3% to 4.3%, due 2006 to 2013	$ 375.0	$ 375.0
Private Placement, variable interest at LIBOR + 65 to 75 basis points, or ranging from 2.6% to 2.7% and 1.8% to 1.9%, at September 30, 2004 and 2003, respectively, due 2008 to 2013	325.0	325.0
Singapore Syndication, U.S. Dollar loan, variable interest at SIBOR + 1%, or 2.2% and 2.1% at September 30, 2004 and 2003, respectively, due 2004 to 2008	105.0	125.0
Singapore Dollar Revolving Credit Facility, variable interest rate, 1.9% and 1.6% at September 30, 2004 and 2003, respectively, due 2006	39.6	78.6
Revolving Credit Facility, variable interest rate, 3.0% and 1.9% at September 30, 2004 and 2003, respectively, due 2006	235.0	30.0
	1,079.6	933.6
Less current portion	20.0	20.0
Total long-term debt	$ 1,059.6	$ 913.6

The Company maintains total committed debt facilities of $1,239.0, of which $155.8 remained available as of September 30, 2004.

Under the terms of the facilities, the ratio of the Company's total indebtedness to its EBITDA cannot be greater than 3.5 to 1 and the ratio of its EBIT to total interest expense must exceed 3 to 1. Additional restrictive covenants exist under current debt facilities. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity is unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

Aggregate maturities on all long-term debt at September 30, 2004 are as follows: $20.0 in 2005, $314.6 in 2006, $40.0 in 2007, $115.0 in 2008, $20.0 in 2009, and $570.0 thereafter.

In November, 2004 the Company entered into two new financing agreements. A $300.0 long-term debt financing was completed, with maturities of three, five and seven years and with fixed rates ranging from 3.44% to 4.38%. Proceeds from these notes were used to pay down all existing long-term debt in the revolving credit facility and to partially retire short-term debt within the secured financing. In addition, the Company renegotiated its existing revolving credit facility in order to extend the maturity to five years and to realize more favorable borrowing spreads.

(15)   Sale of Accounts Receivable

The Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation (the SPE), which is a bankruptcy-remote special purpose entity subsidiary of the Company, and an outside party (the Conduit). The terms of the arrangement were amended in April 2004 providing, among other things, the ability of the Company to re-purchase accounts receivable sold to the Conduit if it so chooses. Under the amended structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Prior to the amendment, this financing arrangement was required to be accounted for as a sale of receivables, representing “off balance sheet financing”. Under accounting required for the former agreement, reported balance sheet captions were higher or lower than such amounts would have been reported under the amended structure as presented below.

As of September 30,
2003
Additional accounts receivable	$ 175.7

Additional notes payable	75.0

Lower other current assets	100.7

(16)   Preferred Stock

The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $.01 par value of preferred stock. During the three years ended September 30, 2004, there were no shares of preferred stock outstanding.

(17)   Shareholders Equity

On March 16, 2000, the Board of Directors declared a dividend of one share purchase right (Right) for each outstanding share of ENR common stock. Each Right entitles a shareholder of ENR stock to purchase an additional share of ENR stock at an exercise price of $150.00, which price is subject to anti-dilution adjustments. Rights, however, may only be exercised if a person or group has acquired, or commenced a public tender for 20% or more of the outstanding ENR stock, unless the acquisition is pursuant to a tender or exchange offer for all outstanding shares of ENR stock and a majority of the Board of Directors determines that the price and terms of the offer are adequate and in the best interests of shareholders (a Permitted Offer). At the time that 20% or more of the outstanding ENR stock is actually acquired (other than in connection with a Permitted Offer), the exercise price of each Right will be adjusted so that the holder (other than the person or member of the group that made the acquisition) may then purchase a share of ENR stock at one-third of its then-current market price. If the Company merges with any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the surviving entity having a value equal to twice the exercise price. If the Company transfers 50% or more of its assets or earnings power to any other person or group after the Rights become exercisable, a holder of a Right may purchase, at the exercise price, common stock of the acquiring entity having a value equal to twice the exercise price.

The Company can redeem the Rights at a price of $.01 per Right at any time prior to the time a person or group actually acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer). In addition, following the acquisition by a person or group of at least 20%, but not more than 50% of the outstanding ENR stock (other than in connection with a Permitted Offer), the Company may exchange each Right for one share of ENR stock. The Company's Board of Directors may amend the terms of the Rights at any time prior to the time a person or group acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer) and may amend the terms to lower the threshold for exercise of the Rights. If the threshold is reduced it cannot be lowered to a percentage that is less than 10% or, if any shareholder holds 10% or more of the outstanding ENR stock at that time, the reduced threshold must be greater than the percentage held by that shareholder. The Rights will expire on April 1, 2010.

At September 30, 2004, there were 300 million shares of ENR stock authorized, of which approximately 10.8 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

Beginning in September 2000, Energizer’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer’s common stock, with no commitments by the Company to repurchase such shares. Most recently, the Board of Directors approved the repurchase of up to an additional 10 million shares, which resolution replaced all previous authorizations. During fiscal year 2004, approximately 13.4 million shares were purchased for $546.7. Subsequent to September 30, 2004 and through November 15, 2004, approximately 0.6 million shares were purchased for $25.0 under the most recent authorization, pursuant to the terms of a Rule 10b5-1 Repurchase Plan entered into with an independent broker. As of November 15, 2004 there are 7.7 million shares remaining under the current authorization.

(18)   Financial Instruments and Risk Management

Foreign Currency Contracts - At times, the Company enters into foreign exchange forward contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. The Company has not designated any financial instruments as hedges for accounting purposes. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which the Company is exposed include external purchase transactions and intercompany receivables, dividends and service fees.

The table below summarizes by instrument the contractual amounts of the Company's forward exchange contracts and purchased currency options in U.S. dollar equivalents at year-end. These contractual amounts represent transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. Foreign currency contracts are generally for one year or less.

		2004	2003
Instrument
	Forwards	$ 43.2	$ 16.4

Prepaid Share Option Transaction - A portion of the Company’s deferred compensation liabilities is based on Company stock price and is subject to market risk. In May 2002, the Company entered into a prepaid share option transaction with a financial institution to mitigate this risk. The change in fair value of the prepaid share option is recorded in selling, general and administrative expense in the Consolidated Statement of Earnings. Changes in value of the prepaid share option offset changes in the deferred compensation liabilities tied to the Company’s stock price. In July 2004, a portion of the prepaid share option was liquidated in order to realign the Company’s investment with its after-tax exposure to share price, which reduced the prepaid share option from 1.1 million shares to 0.5 million shares. Market value of the prepaid share options was $22.1 and $39.7 at September 30, 2004 and 2003, respectively, with approximately 0.5 and 1.1 million prepaid share options outstanding at September 30, 2004 and 2003, respectively. The settlement date of the options outstanding at 2004 year-end is September 30, 2005. The change in fair value of the prepaid share option for the year ended September 30, 2004 and 2003 resulted in income of $8.8 and $5.1, respectively.

Concentration of Credit Risk - The counterparties to foreign currency contracts consist of a number of major international financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into foreign exchange contracts through brokers nor does it trade foreign exchange contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated due to the control features mentioned.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $70.5 at September 30, 2004. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Financial Instruments - The Company’s financial instruments include cash and cash equivalents, short-term and long-term debt, foreign currency contracts, and interest rate swap agreements. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

At September 30, 2004 and 2003, the fair market value of fixed rate long-term debt was $358.4 and $336.9, respectively, compared to its carrying value of $375.0 for both periods. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

The fair value of foreign currency contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, the Company would make a total net payment of $0.7 and $0.2 for outstanding foreign currency contracts at September 30, 2004 and 2003, respectively. However, these payments are unlikely due to the fact that the Company enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(19)      Environmental and Legal Matters

Government Regulation and Environmental Matters - The operations of the Company, like those of other companies engaged in the battery and shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal.

The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site, and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company’s ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owns and operates the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston’s successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3.0.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from two years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer, and maximum limitations on Pfizer’s liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

Many European countries, as well as the European Union, have been very active in adopting and enforcing environmental regulations. In many developing countries in which the Company operates, there has not been significant governmental regulation relating to the environment, occupational safety, employment practices or other business matters routinely regulated in the U.S. As such economies develop, it is possible that new regulations may increase the risk and expense of doing business in such countries.

Accruals for environmental remediation are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessments take place and remediation efforts progress, or as additional technical or legal information becomes available.

Accrued environmental costs at September 30, 2004 were $7.5, of which $1.8 is expected to be spent in fiscal 2005. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Legal Proceedings - The Company was served with a lawsuit filed on August 12, 2003 in the U.S. District Court for the District of Massachusetts in Boston, Massachusetts by the Gillette Company. The lawsuit alleges that the Company’s new QUATTRO men’s shaving system infringes one of Gillette’s patents with respect to a specific progressive geometric blade configuration, and petitions the court for injunctive relief as well as monetary damages. The Gillette Company filed a motion for a preliminary injunction in the matter, which was denied by the Court in an order issued January 15, 2004. The Gillette Company has appealed this decision to the U.S. Court of Appeals for the Federal Circuit. In December 2003, the Gillette Company amended its original complaint to add allegations that QUATTRO infringes three additional Gillette patents involving the system’s tray and handle grips. In June 2004, the Company filed a counterclaim against Gillette alleging that Gillette committed fraud against the Patent Office when it obtained its three-blade progressive geometry patent and, therefore, that Gillette’s attempts to enforce the patent violate U.S. antitrust laws. Trial on Gillette’s claims is expected in 2005, with trial on the Company’s counterclaims thereafter. The Company believes that it has meritorious defenses to Gillette’s allegations.

On December 19, 2003, Gillette filed suit against the Company’s Wilkinson Sword subsidiary in Germany alleging that QUATTRO infringes Gillette’s European patent which is equivalent to the three-blade progressive geometry patent at issue in the Massachusetts District Court. The Company separately challenged the validity of Gillette’s European progressive geometry patent in a European Patent Office action, but, at a hearing held in March, 2004, its challenge was denied. The Company has filed an appeal of this decision. Gillette’s lawsuit against the Company’s subsidiary will proceed to trial in December of 2004.

On February 13, 2004, the Company filed a patent infringement suit against Gillette in federal district court in Connecticut. The complaint alleges that Gillette is infringing three Schick patents concerning the connection of the blade cartridge to the razor handle. At the time the suit was filed, these three patents covered Gillette’s Mach3, Mach3 Turbo and Venus product lines. Since the filing of the suit, however, Gillette has introduced a new product, Mach3 Power. On July 15, 2004, the Company amended its suit, adding an allegation that Mach3 Power infringes the Schick patents.

In May, 2004, Gillette filed three suits against Wilkinson Sword in Hamburg, Germany seeking preliminary injunctions. The first suit alleges that sale of the Wilkinson Sword Intuition razor in Germany infringes a Gillette patent covering the Intuition shower caddy. The second suit alleges that the sale of the Wilkinson Sword Intuition razor in Germany infringes a Gillette patent covering the Intuition cartridge container. The third suit alleges that the manufacture and sale of the Wilkinson Sword QUATTRO razor in Germany infringes a Gillette patent covering the razor handle. A hearing was held on these three preliminary injunction requests on June 16, 2004 and, when the judge indicated that he was going to deny the injunctions, Gillette withdrew its requests. Gillette filed the same suits against Wilkinson Sword in Düsseldorf, Germany, but did not seek preliminary relief. Those suits are in a preliminary stage and hearings are scheduled during 2005.

The Company and its subsidiaries are parties to a number of other legal proceedings in various jurisdictions arising out of the operations of the Company business. Many of these legal matters, including those described above, are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to the Company’s financial position, taking into account established accruals for estimated liabilities.

(20)   Other Commitments and Contingencies

The Company has certain guarantees that are required to be disclosed under FASB Interpretation 45. The Company guaranteed loans for certain common stock purchases made by certain executive officers and other key executives of the Company. With respect to the executive officers, these guarantees were amended in June 2002 to apply only to the outstanding loan balances as of June 30, 2002. The aggregate loan balances guaranteed total approximately $1.5. The maximum term of each individual loan guarantee is 3 years, and the Company may offset any losses it may incur under an individual loan guarantee against any amounts owed by it to the individual officer or executive.

An international affiliate of the Company has $3.6 of funds deposited in a bank account that is acting as collateral for a certain bank loan. The Company has reflected this bank deposit as Restricted Cash on its balance sheet. The loan was initiated in June 2004 for a three-month period. At maturity, the Company renewed the agreement. As the loan amount changes, the funds on deposit will be required to increase or decrease with the loan amount. The impact of this transaction is reflected in the financing section of the Statement of Cash Flows.

Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2004, were $15.7 in 2005, $12.2 in 2006, $10.3 in 2007, $9.0 in 2008, $7.5 in 2009 and $12.3 thereafter. These leases are primarily for office facilities.

Total rental expense for all operating leases was $22.9, $22.2 and $17.3 in 2004, 2003 and 2002, respectively.

(21)   Supplemental Financial Statement Information

SUPPLEMENTAL BALANCE SHEET INFORMATION:

	2004	2003
Inventories
Raw materials and supplies	$70.5	$56.5
Work in process	100.5	116.3
Finished products	288.7	257.8
Total inventories	$459.7	$430.6
Other current assets
Investment in SPE (see Note 15)	$-	$100.7
Miscellaneous receivables	31.4	56.9
Deferred income tax benefits	65.7	60.4
Prepaid expenses	53.9	50.8
Other	24.8	39.7
Total other current assets	$175.8	$308.5
Property at cost
Land	$25.5	$25.2
Buildings	190.6	185.3
Machinery and equipment	1,147.7	1,081.0
Construction in progress	56.9	47.6
Total gross property	1,420.7	1,339.1
Accumulated depreciation	715.1	637.9
Total net property at cost	$705.6	$701.2
Other assets
Pension asset	$109.5	$117.3
Deferred charges and other assets	54.5	31.5
Total other assets	$164.0	$148.8
Other current liabilities
Accrued advertising, promotion and allowances	$281.1	$230.8
Accrued salaries, vacations and incentive compensation	72.5	73.7
Other	151.5	123.7
Total other current liabilities	$505.1	$428.2
Other non-current liabilities
Pension, other retirement benefits and deferred compensation	$272.0	$224.7
Other non-current liabilities	94.0	58.3
Total other non-current liabilities	$366.0	$283.0

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

	2004	2003	2002
Balance at beginning of year	$9.8	$6.9	$11.8
Acquisition of SWS	-	2.0	-
Provision charged to expense	3.4	3.7	16.6
Write-offs, less recoveries	(2.5)	(4.4)	(21.2)
SPE (see Note 15)	4.3	1.6	(0.3)
Balance at end of year	$15.0	$9.8	$6.9

SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION:

	2004	2003	2002
Interest paid	$32.0	$31.6	$19.9
Income taxes paid	72.9	75.6	95.7

(22)  Segment Information
The Company's operations are managed via three major segments - North America Battery (the U.S. and Canada batteries and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located.

Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results.

The Company evaluates segment profitability based on operating profit before general corporate expenses, which include legal expenses, costs associated with most restructuring, integration or business realignment, amortization of intangibles and unusual items. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 16.6%, 15.8% and 16.3% of total net sales in 2004, 2003 and 2002, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments, pension assets and deferred tax assets that are managed outside of operating segments.

Net Sales	2004	2003	2002
North America Battery	$1,117.6	$1,041.9	$1,021.2
International Battery	827.0	757.6	718.5
Total Battery	1,944.6	1,799.5	1,739.7
Razors & Blades	868.1	433.0	-
Total net sales	$2,812.7	$2,232.5	$1,739.7

	2004	2003	2002
Profitability
North America Battery	$298.2	$283.5	$274.8
International Battery	147.7	122.4	101.3
R&D Battery	(39.9)	(36.0)	(37.1)
Total Battery	406.0	369.9	339.0
Razors & Blades	85.7	40.1	-
Total segment profitability	491.7	410.0	339.0
General corporate and other expenses	(81.4)	(50.1)	(35.4)
Provisions for restructuring and other related costs	-	(0.2)	(10.3)
Special pension termination benefits	(15.2)	-	-
Acquisition inventory valuation	-	(89.7)	-
Gain on sale of property	-	5.7	6.3
Intellectual property rights income	1.5	8.5	-
Amortization	(5.8)	(2.7)	-
Interest and other financial items	(32.8)	(43.9)	(21.2)
Total earnings before income taxes	$358.0	$237.6	$278.4

Depreciation
North America Battery	$40.9	$39.8	$37.4
International Battery	22.4	17.6	18.2
Total Battery	63.3	57.4	55.6
Razors & Blades	45.0	21.4	-
Total segment depreciation	108.3	78.8	55.6
Corporate	1.7	1.7	1.8
Total depreciation expense	$110.0	$80.5	$57.4
Assets at Year End
North America Battery	$764.3	$658.0
International Battery	509.8	480.0
Total Battery	1,274.1	1,138.0
Razors & Blades	604.0	636.9
Total segment assets	1,878.1	1,774.9
Corporate	368.2	318.2
Goodwill and other intangible assets	669.4	639.0
Total assets	$2,915.7	$2,732.1

Capital Expenditures
North America Battery	$61.2	$39.9	$29.9
International Battery	17.9	12.4	10.8
Total Battery	79.1	52.3	40.7
Razors & Blades	34.0	20.7	-
Total segment capital expenditures	113.1	73.0	40.7
Corporate	8.3	-	-
Total capital expenditures	$121.4	$73.0	$40.7

Geographic segment information on a legal entity basis:

	2004	2003	2002
Net Sales to Customers
United States	$1,338.1	$1,159.7	$963.8
International	1,474.6	1,072.8	775.9
Total net sales	$2,812.7	$2,232.5	$1,739.7

Long-Lived Assets
United States	$548.2	$542.5
Germany	121.0	105.2
Other International	200.4	202.3
Total long-lived assets	$869.6	$850.0

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in any single foreign country representing 5% or less of the Company’s total sales for each of the three years ended September 30, 2004.

Supplemental product information is presented below for net sales:

	2004	2003	2002
Net Sales
Alkaline Batteries	$1,284.0	$1,202.4	$1,189.0
Carbon Zinc Batteries	247.9	237.4	243.2
Other Batteries and Lighting Products	412.7	359.7	307.5
Razors & Blades	868.1	433.0	-
Total net sales	$2,812.7	$2,232.5	$1,739.7

(23)  Quarterly Financial Information - (Unaudited)
 The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are significantly impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. The third and fourth quarters of 2003 and all of fiscal 2004 include post-acquisition sales and results of the SWS business.

	First	Second	Third	Fourth
Fiscal 2004

Net sales	$811.7	$592.9	$651.9	$756.2
Gross profit	409.2	303.4	326.9	369.2

Net earnings	115.0	53.4	38.7	60.3

Basic earnings per share	$1.37	$0.65	$0.48	$0.79
Diluted earnings per share	$1.32	$0.63	$0.46	$0.77

	First	Second	Third	Fourth
Fiscal 2003

Net sales	$572.4	$362.6	$594.0	$703.5
Gross profit	264.7	155.3	235.0	303.3

Net earnings	86.4	33.0	17.5	33.0

Basic earnings per share	$0.98	$0.38	$0.21	$0.39
Diluted earnings per share	$0.95	$0.37	$0.20	$0.38