Form 10-K/A, Exhibit 13
period 2005-09-30
ENERGIZER HOLDINGS INC
filed 2006-02-15
CIK 1096752

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

BATTERY BUSINESS OVERVIEW

Energizer is one of the world's largest manufacturers and marketers of batteries and flashlights competing in the retail battery category. We define the retail battery category as household batteries (alkaline, carbon zinc, lithium and rechargeable) and specialty batteries (miniature and photo). We market a complete line of household batteries with two primary brands, Energizer and Eveready, which are well known throughout the world.

Alkaline batteries are the predominant household battery chemistry in developed parts of the world, while carbon zinc batteries continue to play a major role in less developed countries throughout the world. Recently, higher-power, higher-priced lithium and rechargeable batteries have grown significantly in response to more demanding power needs of newer devices such as digital cameras. We use our full portfolio of products and brands to meet consumer and retail customer needs and maintain and enhance our position across the varied markets of the world. Our presence outside the United States (U.S.) runs from highly developed economic markets to emerging markets with lower per capita income. Our portfolio of products allows us to compete in low price markets and take advantage of trading consumers up to higher performing products as the macroeconomic trends improve.

Energizer operates 20 manufacturing and packaging facilities in 13 countries on four continents. Its products are marketed and sold in more than 165 countries primarily through a direct sales force, and also through distributors and wholesalers.

The battery category continues to be highly competitive as brands compete for consumer acceptance and retail shelf space. Overall battery consumption is increasing, but category value growth in the U.S. has lagged unit sales as consumer purchases have shifted to larger pack sizes, which sell at lower per-unit prices. Retail outlets experiencing the strongest battery category growth in the U.S. are those which feature larger package sizes. Wal-Mart Stores, Inc. and its subsidiaries is Energizer’s largest customer. Energizer is well positioned to meet the needs of customer and consumer demands, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence across the retail channels. Energizer estimates its share of the total U.S. retail battery category was approximately 36% in 2005, 34% in 2004 and 33% in 2003.

Internationally, economic conditions and currency valuations relative to the U.S. dollar improved in 2005 and in 2004, resulting in higher International Battery segment results. The strengthening of the euro and certain key currencies in the Asia Pacific region have been a significant benefit to Energizer in 2005 and 2004. A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currencies strengthening relative to the U.S. dollar improve margins as product costs in local currency terms decline. Conversely, weakening currencies relative to the U.S. dollar can be significantly unfavorable unless mitigated through pricing actions. Changes in the value of local currencies will continue to impact segment profitability in the future. Most major currencies, including the euro, have declined in value versus the U.S. dollar in late 2005 and at mid-November 2005 levels will be unfavorable to Energizer’s battery segment profit in 2006 compared to 2005 by approximately $12 to $15.

RAZORS AND BLADES BUSINESS OVERVIEW

On March 28, 2003, the Company acquired the worldwide SWS business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. SWS operates four manufacturing facilities worldwide and its products are marketed in over 110 countries. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 21% in 2005, 22% in 2004 and 19% in 2003.

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

Beginning in 2003, SWS launched two major new products. The Intuition women’s shaving system was launched in the U.S. in April 2003 and in other major world markets throughout 2004. QUATTRO was launched in the United States and parts of Europe in September 2003, and was rolled out to other markets later in 2004. QUATTRO for Women was introduced in April 2005 and QUATTRO Power (U.S.) and QUATTRO Energy (Japan) were launched in September 2005. The QUATTRO and Intuition brands represent more than a third of SWS global sales in 2005.

Internationally, economic conditions and currency valuations relative to the U.S. dollar have improved in 2005 and in 2004, resulting in favorable segment results. Most major currencies, particularly the yen, have declined in value versus the U.S. dollar in late 2005 and at mid-November 2005 levels will be unfavorable to the razor and blade segment profit in 2006 compared to 2005 by approximately $10 to $12.

HIGHLIGHTS

Net earnings for the year ended September 30, 2005 were $286.4 compared to $267.4 in 2004 and $169.9 in 2003. Basic and diluted earnings per share in 2005 were $4.03 and $3.90, respectively, compared to $3.32 and $3.21 in 2004 and $1.98 and $1.93 in 2003.

Current year net earnings include the following items, stated on an after-tax basis: income tax benefits related to prior year losses and adjustments to prior year tax accruals of $25.3, which were partially offset by $9.0 of additional taxes related to repatriation of foreign earnings under provisions of the American Jobs Creation Act. Fiscal 2004 net earnings included the following on an after-tax basis: income tax benefits related to prior year losses and adjustments to prior year tax accruals of $24.7, partially offset by a charge for special termination pension benefits of $9.6. Fiscal 2003 net earnings included the following on an after-tax basis: expense associated with the write-up of inventory purchased in the SWS acquisition (SWS inventory write-up) of $58.3; a charge of early payment of long-term debt of $12.4; gain on the sale of property of $5.7; intellectual property rights income of $5.2; and tax benefits of $19.2 related to prior year losses and adjustments to prior year tax accruals.

OPERATING RESULTS

Net Sales

Net sales increased $177.1, or 6%, in 2005 compared to 2004 with contributions from each business segment, as more fully described in Segment Results below. Favorable currency translation accounted for $63.6 of the current year sales increase. Net sales increased $580.2, or 26%, in 2004 compared to 2003, primarily due to the inclusion of SWS sales for a full year in 2004 and 6 months in 2003 following the midyear acquisition. Global battery sales increased $145.1 in 2004 on higher volume and favorable currency translation impacts of $59.3.

Gross Margin

Gross margin dollars increased $69.0 in 2005 on higher sales. Gross margin percentage was 49.4% in 2005 compared to 50.1% in 2004 due to declines in the North America Battery segment. Gross margin dollars increased $450.4 in 2004, primarily due to the SWS acquisition. Gross margin percentage was 50.1% of sales in 2004 compared to 42.9% in 2003, the latter percentage including a four percentage point reduction due to the impact of higher cost of products sold in 2003 related to the SWS inventory write-up, as discussed in Note 3 to the Consolidated Financial Statements. Absent the SWS inventory write-up, gross margin for 2003 would have been 46.9%, resulting in a 3.2 percentage point increase in 2004, reflecting the relatively higher margins of the SWS business versus the battery business. See Segment Results for a discussion of gross margin in each operating segment.

Selling, General and Administrative

Selling, general and administrative expense (SG&A) increased $30.3 in 2005 primarily on higher corporate costs, as well as $11.8 due to unfavorable currency translation. SG&A increased $159.3 in 2004 primarily due to the SWS acquisition. Additionally, the 2004 increase reflects the impact of higher currency rates of $21.9, special termination benefits of $15.2 and higher battery overhead spending of $14.6. SG&A expenses were 19.1%, 19.3% and 17.1% of sales in 2005, 2004 and 2003, respectively. The percentage is relatively flat from 2004 to 2005 as higher corporate costs were basically offset by the absence of the special termination benefit charge discussed above. The increased percentage from 2003 to 2004 reflects the inclusion of SWS for a full year, which has a higher SG&A percentage than the rate for the remainder of the Company, as well as special termination benefits, higher legal expenses and integration associated with the SWS acquisition.

Advertising and Promotion

Advertising and promotion (A&P) expense decreased $15.7 in 2005 on lower spending in all segments, partially offset by higher currency translation of $7.8. A&P increased $152.3 in 2004 compared to 2003 due to the inclusion of SWS for a full year. The remainder of the increase reflects significantly higher SWS spending, currency translation impacts and increases in the Battery segments. A&P expense was 13.0%, 14.3% and 11.2% of sales for 2005, 2004 and 2003, respectively. Had SWS been included for the full year in 2003, the percentage for that year would have been 12.1%. The higher percentage in 2004 reflects primarily the level of SWS product launch activities and A&P related thereto. A&P expense can vary from year to year with new product launches, strategic brand support initiatives and the overall competitive environment.

Research and Development

Research and development expense was $69.9 in 2005, $74.0 in 2004 and $51.5 in 2003. The 2004 expense includes a $4.2 asset impairment charge related to a discontinued technology development initiative. The remainder of the increase from 2003 spending is primarily due to the SWS acquisition. As a percent of sales, research and development expense was 2.3% in 2005, 2.6% in 2004 and 2.3% in 2003.

SEGMENT RESULTS

Operations for the Company are managed via three major segments - North America Battery (U.S. and Canada battery and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades, and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Segment performance is evaluated based on segment operating profit exclusive of general corporate expenses, costs associated with most restructuring, integration or business realignment and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information presented in Note 19 to the Consolidated Financial Statements.

On March 28, 2003, the Company acquired the worldwide SWS business from Pfizer, Inc. Following the acquisition of SWS, the Company has adopted an operating model that includes a combination of stand-alone and combined business functions between the battery and razor and blades businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, legal and environmental activities, and in some countries, combined sales forces and management. For shared business functions, the Razors and Blades segment has been charged only the actual incremental cost of assuming additional SWS work. Such amounts are less than fully allocated costs and do not represent the costs of such services if performed on a stand-alone basis.

NORTH AMERICA BATTERY

	2005	2004	2003

Net sales	$1,173.1	$1,117.6	$1,041.9
Segment profit	$295.7	$298.2	$283.5

For the year ended September 30, 2005, sales increased $55.5, or 5%, as incremental sales volume of $91.1 and favorable Canadian currency translation of $7.3 was partially offset by unfavorable pricing and product mix of $42.9. Current year sales included approximately $21 of hurricane-related incremental sales compared to approximately $40 last year.  Energizer MAX volume for the year increased 8%, as higher general demand was partially offset by lower hurricane-related sales in 2005 compared to 2004. Higher performing Energizer rechargeable and e2 lithium product sales increased in excess of 20%. Overall pricing and product mix were unfavorable in 2005 due to a continuing shift to trade channels that feature larger package sizes with lower per-unit prices, and pricing and product mix declines in non-Energizer branded products.

Gross margin dollars declined $6.4 in 2005. The margin contribution of higher sales volume and favorable currency translation of $6.6 were substantially offset by unfavorable pricing and product mix. Product cost was unfavorable $13.4 as higher commodity-based material costs of approximately $17 was partially offset by other production cost savings. Segment profit declined $2.5 as lower gross margin was partially offset by lower overheads and A&P.

For the year ended September 30, 2004, sales increased $75.7, or 7%, primarily due to higher volume and favorable Canadian currency translation of $7.7. The impact of four major hurricanes in 2004 contributed approximately $22 of incremental sales volume compared to disaster-related sales in 2003. Apart from event-driven volume and currency impacts, sales volume grew approximately $46, or 4.5% primarily against 2003 results which were dampened by reductions in retail inventory levels. Adjusting for events and retail inventory reductions last year, alkaline sales were relatively flat in 2004, while the remainder of Energizer's major product lines experienced double-digit growth. Overall pricing and product mix were slightly unfavorable for the year, as category pricing and promotional stability continued throughout the year, but minor unfavorable mix was experienced due to growth of larger pack sizes.

In 2004, segment profit increased $14.7, or 5%, compared to 2003, with currency accounting for $4.3 of the improvement. Incremental gross margin from higher sales of $30.7 and currency impact was partially offset by higher SG&A, A&P and product costs.

Looking ahead, material costs continue at higher levels than in recent years. Additionally, a portion of the production costs savings realized in 2005 resulted from plant efficiencies related to exceptionally high production volume following the high-demand hurricane season of 2004. If product sold during 2005 had been produced at anticipated 2006 production costs, the result would have been additional costs of approximately $13. Energizer initiated a general price increase in the U.S. in August 2005, and all major competitors have followed. Holiday promotional commitments have delayed realization of the price increase. As such, first quarter results will reflect unfavorable product cost with only a modest price increase offset. Higher pricing in calendar 2006 is expected to mitigate material cost inflation experienced in 2005 and 2004; however, the battery category remains highly competitive.

INTERNATIONAL BATTERY

	2005	2004	2003

Net sales	$885.9	$827.0	$757.6
Segment profit	$173.7	$147.7	$122.4

For the year ended September 30, 2005, net sales rose $58.9, or 7%, with currency impacts accounting for $32.4 of the increase. Absent currencies, sales increased $26.5 or 3% on contributions of higher sales volume of $35.1, partially offset by unfavorable European pricing and product mix. Segment profit increased $26.0 for the year, including a $15.8 favorable impact from currencies. Absent currencies, segment profit increased $10.2 as a $9.0 gross margin increase from higher sales and lower A&P was partially offset by higher SG&A.

For the year ended September 30, 2004, net sales increased $69.4, or 9%, on favorable currency impacts of $51.6 and contributions of higher sales volume of $28.7, partially offset by unfavorable pricing and product mix, primarily in Europe. Segment profit increased $25.3 for the year, including a $26.6 favorable impact from currencies. Absent currencies, segment profit decreased $1.3 as a $6.1 gross margin increase from higher sales was offset by higher SG&A and A&P expenses.

The International Battery segment has also experienced higher material costs in recent years, but other production cost savings have fully mitigated the increase. Current material costs and production forecasts indicate overall product cost is likely to be unfavorable in 2006 by approximately $5. However, actual results will be subject to a number of variables.

RAZORS AND BLADES

			2003
	2005	2004	PRO FORMA

Net sales	$930.8	$868.1	$745.0
Segment profit	$117.3	$85.7	$56.9

The Company’s acquisition of SWS was completed on March 28, 2003; therefore, SWS is not included in the attached historical financial statements prior to this date. The comparison of September 30, 2004 amounts are versus pro forma SWS results for year ended September 30, 2003. Segment profit excludes the impact of the 2003 cost of products sold related to the SWS inventory write-up, which is discussed in further detail in Note 3 to the Consolidated Financial Statements.

Razor and blade sales increased $62.7, or 7%, in 2005 including favorable currency impacts of $23.9. Absent currencies, sales increased $38.8, or 4%, as incremental sales of QUATTRO for Women, QUATTRO Power and QUATTRO Energy totaling $67.8, and higher disposable and replacement blade sales were partially offset by lower sales of base QUATTRO and Intuition razor handles, as those product sales normalized following significant trial-generating promotional activity in the U.S. and initial product launches in international markets. Legacy brands also declined as sales shifted to newer products. Segment profit for the year increased $31.6 with currency impacts accounting for $6.6. Absent currencies, segment profit increased 29% as margin contribution from higher sales of $ 21.0 and lower A&P expense of $12.2 were partially offset by higher SG&A of $8.6. The decline in A&P in 2005 reflects a return to normalized spending levels following major launches in international markets last year. The increase in SG&A spending reflects increased investment in resources to support business growth; however, this increase represents a slight reduction in SG&A as a percent of sales.

For the year ended September 30, 2004, sales increased $123.1, or 17%, as incremental sales of Intuition and QUATTRO and $52.4 of favorable currency were partially offset by anticipated declines in other product lines. QUATTRO and Intuition combined contributed almost $275 of net sales in 2004, an increase of more than $150. Segment profit for the year increased $28.8, or 51%, with currency impacts accounting for $15.7 of the improvement. Absent currencies, higher sales and lower product costs resulted in increased gross margin of $83.7, which was partially offset by significantly higher advertising and promotion expense, and to a lesser extent, higher selling expenses in support of the new brands.

GENERAL CORPORATE AND OTHER EXPENSES

Corporate and other expenses were $16.2 higher in 2005 due to higher expenses for equity, compensation and retirement plans, financial compliance, information systems and litigation. This was partially offset by lower business realignment costs, which decreased by $14.0 in 2005.

In 2004, corporate and other expenses increased $36.8, primarily reflecting higher legal, integration and business realignment costs, which includes incremental integration costs of $11.6, and higher management and administrative costs following the SWS acquisition. Legal expense increased $11.7 reflecting the impact of litigation costs in a number of lawsuits, primarily related to intellectual property matters.

Major integration activities were completed as of September 30, 2004. Annualized integration savings were approximately $18 in total, with approximately $13 of savings realized in 2004.

As a percent of sales, general corporate and other expenses were 3.3% in 2005, 2.9% in 2004 and 2.0% in 2003. The increases in 2005 and 2004 are mainly driven by the items discussed above.

SPECIAL PENSION TERMINATION BENEFITS

During the fourth quarter of fiscal 2004, Energizer announced a Voluntary Enhanced Retirement Option (VERO) offered to approximately 600 eligible employees in the U. S. of which 321 employees accepted. A charge of $15.2, pre-tax, was recorded in fiscal 2004 related to the VERO and certain other special pension benefits and the estimated impact of such benefits on the Company's pension plan is reflected in the amounts shown in Note 10 to the Consolidated Financial Statements. Future cost savings from the VERO program are expected to be approximately $10 annually, with approximately $6 realized in 2005.

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

INTEREST AND OTHER FINANCING ITEMS

Interest expense increased $21.6 in 2005 due to higher interest rates and higher average borrowings resulting from share repurchases. In 2004, interest expense increased $2.6 on higher average debt, offset by lower interest rates. Higher average debt in 2004 reflects the borrowings for the SWS acquisition outstanding for a full year compared to six months in 2003. The lower effective interest rate for 2004 was a result of paying off high fixed rate debt in September 2003 and generally lower rates on variable rate debt.

In 2005, other financing expense was favorable $4.3 primarily due to higher interest income and lower exchange losses. Other financing expense declined $13.7 in 2004 compared to 2003, which included a $20.0 charge in 2003 related to early repayment of debt. Additionally, 2004 experienced net currency exchange losses compared to net gains in 2003.

INCOME TAXES

Income taxes, which include federal, state and foreign taxes, were 28.0%, 25.3% and 28.5% of earnings before income taxes in 2005, 2004 and 2003, respectively. Earnings before income taxes and income tax provision include certain unusual items and adjustments to prior recorded tax accruals in all years, which impact the overall tax rate. The most significant of these are described as follows:

•
In 2005, 2004 and 2003, $14.7, $16.2 and $12.2, respectively, of tax benefits related to prior years’ losses were recorded. These were related to foreign countries where the Company generated earnings and could reasonably expect future profitability.

•
Adjustments were recorded in each of the three years to revise previously recorded tax accruals, which were based on estimates when recorded. Such adjustments decreased the income tax provision by $10.6, $8.5 and $7.0 in 2005, 2004 and 2003, respectively.

•
The current year includes $9.0 of additional taxes related to repatriation of foreign earnings under provisions of the American Jobs Creation Act, which provides for an 85% exclusion of qualifying dividends from normal U.S. tax rates.

•
The tax benefit related to the write-up of acquired SWS inventory of $89.7, all of which was recorded to cost of products sold in 2003, was higher than the overall tax rate for the remainder of the business, and thus reduced the overall tax rate by 1.8 percentage points.

Excluding the items discussed above, the income tax percentage was 32.1% in 2005, 32.2% in 2004 and 36.1% in 2003. The improved tax rate in 2004 reflects a significantly lower rate on foreign income due to improved foreign earnings and overall country mix. Such improvements reflect better battery results as well as a favorable impact from the inclusion of SWS.

The Company's effective tax rate is highly sensitive to country mix from which earnings or losses are derived. To the extent future earnings levels and country mix are similar to the 2005 level and excluding any unusual or non-recurring tax items, future tax rates would likely be in the 31-33% range. Declines in earnings in lower tax rate countries, earnings increases in higher tax countries or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax accrual estimates could increase or decrease future tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was $316.8 in 2005, a decrease of $168.9 from 2004. The primary reasons for the decline relates to working capital changes, while “operating cash flow before changes in working capital” was roughly flat. Working capital was $625.9 and $468.8 at September 30, 2005 and 2004, respectively. Working capital changes reflect higher accounts receivable, inventories and other current assets, and lower short-term debt. Receivables are higher primarily due to the launch of new products in the Razors & Blades segment in late September 2005. Inventories are higher primarily for North America Battery due to relatively low levels at the end of 2004 following a high-demand hurricane season.

In 2004, cash flow from operations totaled $485.7, an increase of $43.6 from 2003. The increase was due to higher “operating cash flow before changes in working capital” of $164.5, partially offset by lower conversion of working capital items to cash. The 2003 cash flow reflects an unusually large change in inventory balance primarily due to the SWS inventory write-up discussed in Note 3, which accounts for the decline in 2004.

Capital expenditures totaled $103.0, $121.4 and $73.0 in 2005, 2004 and 2003, respectively. These expenditures were funded by cash flow from operations. Capital expenditures decreased in 2005 due to lower production project spending in both businesses and lower integration capital spending. Capital expenditures increased in 2004 as a result of increases for battery production projects, inclusion of SWS for a full year and corporate expenditures. See Note 19 of the Consolidated Financial Statements for capital expenditures by segment. Capital expenditures of approximately $113 are anticipated in 2006. Such expenditures are expected to be financed with funds generated from operations.

Total long-term debt outstanding, including current maturities, was $1,310.0 at September 30, 2005. The Company maintains total committed debt facilities of $1,625.0, of which $315.0 remained available as of September 30, 2005.

A summary of the Company’s significant contractual obligations at September 30, 2005 is shown below:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-term debt, including current maturities	$1,310.0	$15.0	$145.0	$625.0	$525.0

Notes payable	101.2	101.2	-	-	-

Operating leases	53.4	14.0	18.7	12.5	8.2

Total	$1,464.6	$130.2	$163.7	$637.5	$533.2

In November, 2004 the Company entered into two new financing agreements. A $300.0 long-term debt financing was completed, with three, five and seven year maturities with fixed rates ranging from 3.4% to 4.4%. Proceeds from these notes were used to pay down all existing long-term debt in a revolving credit facility and to partially retire short-term debt within a secured financing arrangement. In addition, the Company renegotiated its existing U.S. revolving credit facility in order to extend the maturity to five years and to realize more favorable borrowing spreads. In August 2005, the Company entered into a new Singapore multi-currency syndication of $325.0 in order to extend the maturity to 2010 and to realize more favorable borrowing spreads. Proceeds from this borrowing were used to refinance an existing revolving credit facility in Singapore, allow for the repayment of intercompany debt and notes, and the repatriation of funds in connection with the American Jobs Creation Act. During September 2005, the Company refinanced $325.0 of variable interest private placement debt with $325.0 of fixed rate private placement debt with interest rates ranging from 4.9% to 5.2% and maturities from 2008 to 2015.

Under the terms of the Company’s debt facilities, the ratio of the Company’s total indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) (as defined by the facility agreement) cannot be greater than 3.5 to 1, and the ratio of its current year EBIT to total interest expense must exceed 3 to 1. The Company’s ratio of total indebtedness to its EBITDA was 2.5 to 1, and the ratio of its EBIT to total interest expense was 8.6 to 1 as of September 30, 2005. Additional restrictive covenants exist under current debt facilities. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity are unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

The Company purchased shares of its common stock under various Board of Director-approved repurchase plans as follows (shares in millions):

FISCAL YEAR	SHARES	COST

2005	8.1	$457.4
2004	13.4	$546.7
2003	5.0	$131.4

On November 1, 2005, the Board of Directors approved the repurchase of up to an additional 10 million shares. Subsequent to September 30, 2005 and through November 18, 2005, approximately 1.4 million shares were purchased for $67.0 under the most recent authorization. As of November 18, 2005 there are 8.7 million shares remaining under the current authorization.

The Company believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

INFLATION

Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. Recently, the cost of oil and commodities used in the Company’s production and distribution has increased to levels well above those of prior years. The Company’s ability to fully mitigate such cost increases through cost cutting and productivity or to raise prices in the future are not certain.

SEASONAL FACTORS

The Company's battery segment results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter battery sales accounted for 31% of total battery net sales in both 2005 and 2004 and 32% of total battery net sales in 2003. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery sales.

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

The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company’s ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owned and operated the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston’s successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3.0.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer subject to time limitations varying from two years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer and maximum limitations on Pfizer’s liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

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

Accrued environmental costs at September 30, 2005 were $7.2, of which $1.1 is expected to be spent in fiscal 2006. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

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

Interest Rates

At September 30, 2005 and 2004, the fair market value of the Company's fixed-rate debt is estimated at $965.2 and $358.4, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2005 and 2004 by $34.8 and $16.6, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $30.1 and $12.1 at September 30, 2005 and 2004, respectively. In September 2005, a large portion of the Company’s variable-rate long-term debt was refinanced and replaced with fixed-rate debt, resulting in the large fluctuations in both the carrying and fair market values of variable-rate and fixed-rate debt shown above. See Note 12 to the Consolidated Financial Statements for additional information.

The Company has interest rate risk with respect to interest expense on variable-rate debt. At September 30, 2005 and 2004, the Company had $411.2 and $866.9 variable-rate debt outstanding, respectively. The book value of the Company’s variable-rate debt approximates fair value. A hypothetical 10% increase in variable interest rates would have had an annual unfavorable impact of $1.9 and $2.4 in 2005 and 2004, respectively, on the Company’s earnings before taxes and cash flows, based upon these year-end debt levels. The primary interest rate exposures on variable-rate debt are short-term rates in the U.S. and certain Asian countries.

Foreign Currency Exchange Rates

The Company employs a foreign currency hedging strategy which focuses on mitigating potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk are also hedged from time to time. The primary currencies to which the Company’s foreign affiliates are exposed include the U.S. dollar, the euro, the yen and the British pound.

The Company’s hedging strategy involves the use of natural hedging techniques, where possible, such as offsetting or netting like foreign currency cash flows. Where natural hedging techniques are not possible, foreign currency derivatives with a duration of generally one year or less may be used, including forward exchange contracts, purchased put and call options, and zero-cost option collars. The Company policy allows foreign currency derivatives to be used only for identifiable foreign currency exposures and, therefore, the Company does not enter into foreign currency contracts for trading purposes where the sole objective is to generate profits. The Company has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2005.

The Company’s foreign currency derivative contracts outstanding at year-end hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The contractual amounts of the Company's forward exchange contracts and purchased currency options in U.S. dollar equivalents were $30.8 and $43.2 at September 30, 2005 and 2004, respectively.

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

Stock Price

A portion of the Company’s deferred compensation liabilities is based on the Company’s stock price and is subject to market risk. The Company entered into a prepaid share option with a financial institution to mitigate this risk as discussed in Note 15 to the Consolidated Financial Statements. The change in fair value of the prepaid share option is recorded in SG&A expense. Changes in value of the prepaid share option should substantially mitigate changes in the after-tax deferred compensation liabilities tied to the Company’s stock price. Market value of the prepaid share options was $20.4 and $22.1 at September 30, 2005 and 2004, respectively. The change in fair value of the prepaid share option for the year ended September 30, 2005 and 2004 resulted in income of $5.4 and $8.8, respectively.

BUSINESS REALIGNMENT

Energizer continually reviews its battery and razor and blades business model, including its product supply chain, sales, marketing and administrative organizations. Such reviews may trigger business realignment activities with potentially significant future charges to earnings. In this regard, the Company is currently reviewing its global supply chain complex for improvement opportunities and may initiate activities during fiscal 2006, which may involve charges to earnings in the future of up to $30.

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

•
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

•
Pension Plans and Other Postretirement Benefits - The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods and therefore, generally affect the Company’s recognized expense and recorded obligation in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company uses the yield on high-quality bonds that coincides with the cash flows of its plans’ estimated payouts. For the U. S. plans, which represents the Company’s most significant obligations, the CitiGroup yield curve is used in determining the discount rates.

Of the assumptions listed above, changes in the expected assets return have the most significant impact on the Company’s annual earnings prospectively. A one percentage point decrease or increase in expected assets return would decrease or increase the Company’s pre-tax pension expense by $6.6.

•
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

•
Income Taxes - The Company estimates income taxes and the income tax rate in each jurisdiction where it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, and possible exposures related to future tax audits. To the extent these estimates change, adjustments to income taxes are made in the period in which the estimate is changed. Changes in such estimates for prior year tax accruals resulted in a reduction of income taxes of $10.6, $8.5 and $7.0 in 2005, 2004 and 2003, respectively.

•
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

RECENTLY ISSUED ACCOUNTING STANDARDS

See discussion in Note 2 to the Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

Statements in the Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding increases in overall battery consumption, the impact of changes in the value of local currencies on segment profitability, Energizer’s estimates of its share of total U.S. retail battery market, and SWS share of the wet shave category in various markets, Energizer’s positioning to meet consumer demand and the benefits of its portfolio of products, the Company’s assessment of the wet shave products category and the ability of the SWS business to increase sales and margins, the potential for future restructuring activity, the unfavorability of product costs in the coming year, the amount of future cost savings from the VERO program, the estimates of the Company’s future tax rates, estimated capital expenditures for fiscal 2006 and their source of financing, the likelihood of acceleration of the Company’s debt covenants, the anticipated adequacy of cash flows and the Company’s ability to meet liquidity requirements, the Company’s ability to mitigate future material, labor and transportation cost increases, the materiality of future expenditures for environmental matters and environmental control equipment, the impact of adverse changes in interest rates, the market risk of foreign currency derivatives, the mitigating impact of changes in value of the prepaid share option on deferred compensation liabilities, the impact of variations from assumptions on pension asset returns on the Company’s pre-tax pension expense, and the potential initiation of realignment activities and the anticipated amount of charges to earnings associated therewith, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

The Company advises readers that various risks and uncertainties could affect its financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected. Battery consumption trends could be negatively impacted by general economic conditions or product innovations. Energizer’s estimates of its U.S. alkaline market share, and estimates of SWS share of the wet shave category may be inaccurate, or may not reflect segments of the retail market. Shifts in consumer demands or needs, competitive activity or product improvements, or further retailer consolidations may dilute or defeat the benefits of the Company’s consumer positioning and strategy. General economic conditions, retailer pressure and competitive activity may negatively impact the outlook for the wet shave products category. Because of that competitive activity, the SWS business may not be able to increase sales or margins, and could lose current market position. Unforeseen fluctuations in levels of the Company’s operating cash flows, or inability to maintain compliance with its debt covenants, could limit the Company’s ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. U.S. or international political or economic crises, natural disasters, or increasing global demands for raw materials and energy, could result in higher product costs and higher levels of inflation in general than currently anticipated, and the Company may not be able to realize cost reductions, productivity improvements or price increases which are substantial enough to counter the inflationary impact. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on the Company’s financial position. Estimates of environmental liabilities are based upon, among other things, the Company’s payments and/or accruals with respect to each remediation site; the number, ranking and financial strength of other responsible parties (PRPs), the status of the proceedings, including various settlement agreements, consent decrees or court orders; allocations of volumetric waste contributions and allocations of relative responsibility among PRPs developed by regulatory agencies and by private parties; remediation cost estimates prepared by governmental authorities or private technical consultants; and the Company’s historical experience in negotiating and settling disputes with respect to similar sites - and such estimates may prove to be inaccurate. Anticipated long-term cost savings associated with job eliminations or replacements with lower-priced workers as a result of the VERO may not materialize, depending upon longer-term production needs and the competitive job market in communities where the Company’s facilities are located. The Company’s overall tax rate in future years may be higher than anticipated because of unforeseen changes in the tax laws or applicable rates, higher taxes on repatriated earnings or increased foreign losses. Economic turmoil and currency fluctuations could increase the Company’s risk from unfavorable impact on variable-rate debt, currency derivatives and other financial instruments. Deferred compensation liabilities reflecting the value of the Common Stock may increase significantly, depending on market fluctuation and employee elections, but such increase may not be reflected in a comparable increase in the value of the prepaid share option. The impact of decreases in the expected returns from pension assets may have a greater than anticipated impact on pension expenses. Management’s determination of the relative value of potential savings opportunities versus expenses associated with supply chain realignment activity may recommend against the initiation of such activity. Current assumptions of associated charges are preliminary and may not reflect all termination or distribution expenses or other charges which may actually be incurred. Additional risks and uncertainties include those detailed from time to time in the Company’s publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.

ENERGIZER HOLDINGS, INC.
Summary Selected Historical Financial Information
(Dollars in millions, except per share data)

Statement of Earnings Data	FOR THE YEAR ENDED SEPTEMBER 30,
	2005	2004	2003 (a)	2002	2001
Net sales	$2,989.8	$2,812.7	$2,232.5	$1,739.7	$1,694.2

Depreciation and amortization (b)	116.3	115.8	83.2	57.4	79.8

Earnings before income taxes (c)	397.7	358.0	237.6	278.4	31.5

Income taxes	111.3	90.6	67.7	92.0	70.5

Net earnings/(loss) (d)	286.4	267.4	169.9	186.4	(39.0)

Earnings/(loss) per share:
Basic	$4.03	$3.32	$1.98	$2.05	$(0.42)
Diluted	$3.90	$3.21	$1.93	$2.01	$(0.42)

Average shares outstanding (e)
Basic	71.0	80.6	85.9	91.0	92.6
Diluted	73.5	83.4	88.2	92.8	94.1

Balance Sheet Data	SEPTEMBER 30,
	2005	2004	2003 (a)	2002	2001
Working capital	$625.9	$468.8	$515.6	$353.3	$288.1

Property at cost, net	682.5	705.6	701.2	455.7	476.1

Additions (during the period)	103.0	121.4	73.0	40.7	77.9

Depreciation (during the period)	111.0	110.0	80.5	57.4	58.6

Total assets	2,960.3	2,915.7	2,732.1	1,588.1	1,497.6

Long-term debt	1,295.0	1,059.6	913.6	160.0	225.0

(a) Schick-Wilkinson Sword was acquired March 28, 2003. See Note 3 to the Consolidated Financial Statements.

(b) Energizer adopted Statement of Financial Accounting Standards 142 at the beginning of fiscal year 2002, which eliminated amortization of goodwill and certain intangible assets. In 2001, net earnings included $15.1, or $0.16 per diluted share of amortization of goodwill and certain intangible assets.

(c) Earnings before income taxes were (reduced)/increased due to the following items:

FOR THE YEAR ENDED SEPTEMBER 30,
	2005	2004	2003	2002	2001
Provisions for restructuring and related costs	$-	$-	$(0.2)	$(10.3)	$(29.8)
Special terminations benefits	-	(15.2)	-	-	-
Acquisition inventory valuation	-	-	(89.7)	-	-
Early debt payoff	-	-	(20.0)	-	-
Kmart accounts receivable write-down	-	-	-	(15.0)	-
Gain on sale of property	-	-	5.7	6.3	-
Intellectual property rights income	-	1.5	8.5	-	20.0
Provision for goodwill impairment	-	-	-	-	(119.0)
Total	$-	$(13.7)	$(95.7)	$(19.0)	$(128.8)

(d) Net Earnings/(loss) were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2005	2004	2003	2002	2001
Provisions for restructuring and related costs, net of tax	$-	$-	$-	$(7.8)	$(19.4)
Special termination benefits, net of tax	-	(9.6)	-	-	-
Acquisition inventory valuation, net of tax	-	-	(58.3)	-	-
Early debt payoff, net of tax	-	-	(12.4)	-	-
Kmart accounts receivable write-down, net of tax	-	-	-	(9.3)	-
Gain on sale of property, net of tax	-	-	5.7	5.0	-
Tax benefits recognized related to prior years' losses	14.7	16.2	12.2	6.7	-
Adjustments to prior year tax accruals	10.6	8.5	7.0	5.1	3.5
Repatriation under the American Jobs Creation Act	(9.0)	-	-	-	-
Intellectual property rights income, net of tax	-	0.9	5.2	-	12.3
Provision for goodwill impairment, net of tax	-	-	-	-	(119.0)
Total	$16.3	$16.0	$(40.6)	$(0.3)	$(122.6)

(e) Basic earnings per share is based on the weighted-average number of shares outstanding during the period. Diluted earnings per share is based on the weighted-average number of shares used in the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents. In fiscal 2001, the potentially dilutive securities were not included in the dilutive earnings per share calculation due to their anti-dilutive effect.

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

The report of PricewaterhouseCoopers LLP, registered public accounting firm, on their audits of the accompanying financial statements is shown below. This report states that the audits were made in accordance with the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

The management of Energizer is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company’s assessment management has concluded that internal control over financial reporting as of September 30, 2005 was effective. Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Energizer Holdings, Inc.

We have completed an integrated audit of Energizer Holdings, Inc.’s 2005 consolidated statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005 based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
St. Louis, Missouri
November 23, 2005

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEAR ENDED SEPTEMBER 30,

Statement of Earnings	2005	2004	2003

Net sales	$2,989.8	$2,812.7	$2,232.5

Cost of products sold	1,512.1	1,404.0	1,274.2
Selling, general and administrative expense	572.4	542.1	382.8
Advertising and promotion expense	387.6	403.3	251.0
Research and development expense	69.9	74.0	51.5
Intellectual property rights income	-	(1.5)	(8.5)
Interest expense	52.4	30.8	28.2
Other financing (income)/expense, net	(2.3)	2.0	15.7

Earnings before income taxes	397.7	358.0	237.6
Income taxes	(111.3)	(90.6)	(67.7)
Net earnings	$286.4	$267.4	$169.9

Earnings Per Share

Basic net earnings per share	$4.03	$3.32	$1.98

Diluted net earnings per share	$3.90	$3.21	$1.93

Statement of Comprehensive Income

Net earnings	$286.4	$267.4	$169.9
Other comprehensive income, net of tax
Foreign currency translation adjustments	(11.3)	29.6	36.6
Minimum pension liability change, net of tax of $9.2 in 2005,	(17.1)	(6.2)	(8.1)
$2.9 in 2004 and $3.1 in 2003
Comprehensive income	$258.0	$290.8	$198.4

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
(Dollars in millions, except per share data)

	SEPTEMBER 30,
	2005	2004
Assets

Current assets
Cash and cash equivalents	$84.5	$109.1
Trade receivables, net	677.3	628.5
Inventories	491.0	459.7
Other current assets	211.2	179.4
Total current assets	1,464.0	1,376.7

Property, plant and equipment, net	682.5	705.6
Goodwill	358.9	361.2
Other intangible assets	305.1	308.2
Other assets	149.8	164.0

Total	$2,960.3	$2,915.7

Liabilities and Shareholders Equity

Current liabilities
Current maturities of long-term debt	$15.0	$20.0
Notes payable	101.2	162.3
Accounts payable	231.8	220.5
Other current liabilities	490.1	505.1
Total current liabilities	838.1	907.9

Long-term debt	1,295.0	1,059.6

Other liabilities	374.1	366.0

Shareholders equity
Preferred stock, $.01 par value, none outstanding	-	-
Common stock, $.01 par value, issued 97,083,682 and
97,048,682 at 2005 and 2004, respectively	1.0	1.0
Additional paid-in capital	856.4	830.7
Retained earnings	878.5	625.8
Common stock in treasury, at cost, 30,044,578 shares at 2005
and 24,146,236 shares at 2004	(1,193.9)	(814.8)
Accumulated other comprehensive loss	(88.9)	(60.5)
Total shareholders equity	453.1	582.2
Total	$2,960.3	$2,915.7

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in millions)

	YEAR ENDED SEPTEMBER 30,
	2005	2004	2003
Cash Flow from Operations
Net earnings	$286.4	$267.4	$169.9
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	116.3	115.8	83.2
Translation and exchange (gain)/ loss	1.4	1.5	(0.2)
Deferred income taxes	(12.3)	(14.4)	(24.7)
Other non-cash charges	5.8	14.8	2.7
Other, net	3.4	19.6	9.3
Operating cash flow before changes in working capital	401.0	404.7	240.2
Changes in assets and liabilities used in operations:
Increase in accounts receivable, net	(46.0)	(62.8)	(70.6)
(Increase)/decrease in inventories	(30.3)	(21.9)	148.0
(Increase)/decrease in other current assets	(10.8)	78.1	50.2
Increase/(decrease) in accounts payable	(10.4)	3.8	38.1
Increase in other current liabilities	13.3	83.8	36.2
Net cash flow from operations	316.8	485.7	442.1

Cash Flow from Investing Activities
Property additions	(103.0)	(121.4)	(73.0)
Acquisition of Schick-Wilkinson Sword, net of cash acquired	-	-	(960.9)
Proceeds from sale of assets	5.4	4.3	9.0
Other, net	0.5	5.8	(0.1)
Net cash used by investing activities	(97.1)	(111.3)	(1,025.0)

Cash Flow from Financing Activities
Net cash proceeds from issuance of long-term debt	610.7	205.0	1,341.4
Principal payments on long-term debt (including current maturities)	(382.8)	(62.9)	(590.2)
Net cash proceeds from acquisition bridge loan	-	-	550.0
Principal payment of acquisition bridge loan	-	-	(550.0)
Cash proceeds from issuance of debt with maturities greater
than 90 days	-	-	7.0
Cash payments on debt with maturities greater than 90 days	-	-	(7.0)
Net increase/(decrease) in debt with maturities of 90 days or less	(47.3)	44.8	(34.4)
Restricted cash as collateral for debt	(1.3)	(3.6)	-
Common stock purchased	(461.2)	(542.9)	(131.4)
Proceeds from issuance of common stock	39.7	20.7	26.4
Net cash provided/(used) by financing activities	(242.2)	(338.9)	611.8

Effect of exchange rate changes on cash	(2.1)	1.9	8.9

Net increase in cash and cash equivalents	(24.6)	37.4	37.8
Cash and cash equivalents, beginning of period	109.1	71.7	33.9
Cash and cash equivalents, end of period	$84.5	$109.1	$71.7

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
(Dollars in millions, shares in thousands)
	Dollars			Shares
	2005	2004	2003	2005	2004	2003
Common stock:
Balance at beginning of year	1.0	1.0	1.0	97,049	96,571	95,776
Activity under stock plans	-	-	-	35	478	795
Ending balance	1.0	1.0	1.0	97,084	97,049	96,571

Additional paid-in capital:
Balance at beginning of year	830.7	811.9	789.8
Activity under stock plans	25.7	18.8	22.1
Ending balance	856.4	830.7	811.9

Retained earnings:
Balance at beginning of year	625.8	367.1	202.4
Net earnings	286.4	267.4	169.9
Activity under stock plans	(33.7)	(8.7)	(5.2)
Ending balance	878.5	625.8	367.1

Common stock in treasury:
Balance at beginning of year	(814.8)	(288.1)	(176.0)	(24,146)	(11,493)	(7,320)
Treasury stock purchased	(457.4)	(546.7)	(131.4)	(8,114)	(13,354)	(4,952)
Activity under stock plans	78.3	20.0	19.3	2,216	701	779
Ending balance	(1,193.9)	(814.8)	(288.1)	(30,044)	(24,146)	(11,493)

Accumulated other comprehensive (loss)/income:

Cumulative translation adjustment:
Balance at beginning of year	(44.5)	(74.1)	(110.7)
Foreign currency translation adjustment	(11.3)	29.6	36.6
Ending Balance	(55.8)	(44.5)	(74.1)

Minimum pension liability:
Balance at beginning of year	(16.0)	(9.8)	(1.7)
Adjustment	(17.1)	(6.2)	(8.1)
Ending balance, net of tax of $16.2 in 2005, $7.0 in 2004 and $4.1 in 2003	(33.1)	(16.0)	(9.8)

Total accumulated other comprehensive loss	(88.9)	(60.5)	(83.9)

Total shareholders equity	$453.1	$582.2	$808.0

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(1)	Basis of Presentation

Preparation of the financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

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

For derivatives not designated as hedging instruments for accounting purposes, realized and unrealized gains or losses from such instruments are recognized currently in other financing (income)/expense, net in the Consolidated Statement of Earnings. The Company has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2005.

Cash Equivalents - For purposes of the Consolidated Statement of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation - Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in selling, general and administrative (SG&A) expense in the Consolidated Statement of Earnings.

Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

Capitalized Software Costs - Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years.

Property at Cost - Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. The carrying value of assets held for disposal under several previous restructuring plans was $4.6 at September 30, 2005.

Depreciation - Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $111.0, $110.0 and $80.5 in 2005, 2004 and 2003, respectively.

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

Impairment of Long-Lived Assets - The Company reviews long-lived assets for impairment when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Share-Based Payments - The Company accounts for stock options using the intrinsic value method as prescribed by Accounting Principles Board Opinion (APB 25). Pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation,” as if the Company had adopted the fair value-based method of accounting for stock options, are presented below. See Note 9 for additional details.

Charges to net earnings for stock-based compensation under APB 25 were $3.3, $1.8 and $1.9 for 2005, 2004 and 2003, respectively. Had cost for stock-based compensation been determined based on the fair value method set forth under SFAS 123, charges to net earnings would have been an additional $5.7 in 2005 and $6.4 in both 2004 and 2003. Pro forma amounts shown below are for disclosure purposes only and may not be representative of future calculations.

	2005	2004	2003
Net earnings:
As reported	$ 286.4	$ 267.4	$ 169.9
Pro forma adjustments	(5.7)	(6.4)	(6.4)
Pro forma	$280.7	$261.0	$163.5

Basic earnings per share:
As reported	$4.03	$3.32	$1.98
Pro forma adjustments	(0.08)	(0.08)	(0.08)
Pro forma	$3.95	$3.24	$1.90

Diluted earnings per share:
As reported	$3.90	$3.21	$1.93
Pro forma adjustments	(0.08)	(0.08)	(0.08)
Pro forma	$3.82	$3.13	$1.85

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which requires compensation cost relating to share-based payment transactions be recognized in financial statements. Such cost will be measured based on the fair value of the equity or liability instruments issued. This statement eliminates the alternative to use the intrinsic value method of accounting per APB No. 25 and is effective for the Company no later than the first quarter of fiscal 2006. SFAS 123R may be adopted prospectively or retrospectively.

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

Advertising and Promotion Costs - The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred. Through fiscal 2004, the Company recorded advertising and promotion expense (A&P) ratably to revenues in interim periods. General A&P costs were expensed over the full year while product launch activities were expensed over the launch period. When forecasts of A&P or revenues changed during the year, rates were changed to reflect the new forecasts. Effective October 1, 2004, the Company began to expense A&P in the quarter incurred. The new method of accounting was adopted as it reduces the level of estimation in recording interim results and improves transparency of timing of A&P spending. The change in method had no impact on the total results for the year.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Adopted or Issued Accounting Pronouncements -

On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement is effective October 1, 2006 for the Company. The Company does not believe that the adoption of SFAS 151 will have a material impact on the consolidated financial statements of the Company.

FASB Staff Position 109-1 (FSP 109-1), “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” requires companies eligible for a tax deduction resulting from “qualified production activities income” to treat this as a reduction to the income tax provision as realized. This deduction will not impact the Company until fiscal 2006. This deduction, combined with the phase-out of the export incentive, is not expected to have a material impact on the consolidated financial statements of the Company.

The FASB issued SFAS No. 154, “Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154), which requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The Company is not currently contemplating an accounting change which would be impacted by SFAS 154.

(3)	Acquisition of SWS

On March 28, 2003, the Company acquired the worldwide Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. for $930 plus acquisition costs and subject to adjustment based on acquired working capital level. The final purchase price and acquisition costs totaled $975.8. A $550.0 bridge loan, together with existing available credit facilities and cash, were used to fund the acquisition. In 2003, the Company refinanced the bridge loan into longer term financing.

SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world, and its products were marketed in over 80 countries at the time of the acquisition. Its primary markets are the U.S. and Canada, Japan and the larger countries of Western Europe.

At acquisition, the Company recorded SWS inventory acquired at fair value, as required by GAAP. The fair value of finished goods acquired is sales value, less costs to sell and a reasonable profit margin on the selling activity. As such, the inventory is valued equivalent to what a distributor would pay, rather than the historical cost basis of a manufacturer of such inventory. This accounting resulted in an allocation of purchase price to acquired inventory which was $89.7 higher than the historical manufactured cost of SWS (the SWS inventory write-up). Inventory value and cost of products sold will be based on the post-acquisition SWS production costs for all product manufactured after the acquisition date. The entire $89.7 of the SWS inventory write-up was recognized in cost of products sold in 2003, reducing net earnings by $58.3, after taxes.

The Consolidated Statement of Earnings includes results of SWS operations for fiscal 2005, 2004 and the final six months of fiscal 2003. The following table represents the Company's pro forma consolidated results of operations as if the acquisition of SWS had occurred at the beginning 2003. Such results have been prepared by adjusting the historical Company results to include SWS results of operations and incremental interest and other expenses related to acquisition debt. The pro forma results do not include any cost savings resulting from the combination of Energizer and SWS operations. The pro forma results may not necessarily reflect the consolidated operations that would have existed had the acquisition been completed at the beginning of such periods nor are they necessarily indicative of future results.

Unaudited Pro Forma for the Year Ended September 30, 2003
Net sales	$ 2,544.5
Net earnings	167.9
Basic earnings per share	1.95
Diluted earnings per share	1.90

(4)	Intellectual Property Rights Income

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

(5)	Fixed Asset Impairment

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

(6)	Goodwill and Intangible Assets and Amortization

The Company has allocated goodwill and other intangible assets to individual countries or areas for battery businesses. The battery business intangible assets are comprised of trademarks primarily related to the Energizer brand. These intangible assets are deemed indefinite-lived.

The Company allocated goodwill, indefinite-lived trademarks and other intangible assets to the SWS business at acquisition. The other intangible assets include trademarks, tradenames, technology, patents and customer-related assets with lives ranging from five to fifteen years.

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2005, 2004 and 2003. Separate impairment testing of the Company’s reporting units was performed at the area level (North America, Europe, Asia Pacific and Latin America) within each reporting segment of the Company. The fair value of each area reporting unit was estimated using the discounted cash flow method. No adjustments or impairments were deemed necessary.

The following table represents the carrying amount of goodwill by segment at September 30, 2005:

	North America	International	Razors &
	Battery	Battery	Blades	Total
Balance at October 1, 2004	$24.7	$14.0	$322.5	$361.2
Cumulative translation adjustment	-	0.1	(2.4)	(2.3)
Balance at September 30, 2005	$24.7	$14.1	$320.1	$358.9

The Company has indefinite-lived and amortizable intangibles. The Company had indefinite-lived trademarks and tradenames of $261.9 at September 30, 2005 and $263.1 at September 30, 2004. The Company also had pension related intangibles of $3.6 at September 30, 2005. Changes in indefinite-lived trademarks and tradenames are currency related.

Total amortizable intangible assets at September 30, 2005 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net

Tradenames	$11.9	$(3.1)	$8.8
Technology and patents	35.1	(8.3)	26.8
Customer-related	6.2	(2.2)	4.0
Total amortizable intangible assets	$53.2	$(13.6)	$39.6

Estimated amortization expense for amortized intangible assets for the years ended September 30, 2006 through 2008 is approximately $5.0 and $4.6 for the years ended September 30, 2009 through 2010.

(7)	Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2005	2004	2003
Currently payable:
United States - Federal	$71.4	$62.6	$48.5
State	5.3	5.1	7.4
Foreign	46.9	37.3	36.5
Total current	123.6	105.0	92.4
Deferred:
United States - Federal	(10.2)	(2.6)	(5.2)
State	(0.5)	(0.2)	(0.5)
Foreign	(1.6)	(11.6)	(19.0)
Total deferred	(12.3)	(14.4)	(24.7)
Provision for income taxes	$111.3	$90.6	$67.7

The source of pre-tax earnings was:

	2005	2004	2003
United States	$159.6	$166.4	$141.9
Foreign	238.1	191.6	95.7
Pre-tax earnings	$397.7	$358.0	$237.6

The American Jobs Creation Act of 2004 (the Act) introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The repatriation of foreign earnings following the criteria prescribed by the Act generated an additional tax provision in fiscal 2005 of $9 as shown in the table below. A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2005		2004		2003
Computed tax at federal statutory rate	$ 139.2	35.0%	$125.3	35.0%	$ 83.2	35.0%
State income taxes, net of federal tax benefit	3.1	0.8	3.2	0.9	4.5	1.9
Foreign tax less than the domestic rate	(27.4)	(6.9)	(26.1)	(7.3)	(5.0)	(2.1)
Foreign benefits recognized related to prior years' losses	(14.7)	(3.7)	(16.2)	(4.5)	(12.2)	(5.1)
Adjustments to prior year tax accruals	(10.6)	(2.7)	(8.5)	(2.4)	(7.0)	(3.0)
Taxes on repatriation of foreign earnings under provisions of the American Jobs Creation Act	9.0	2.3	-	-	-	-
Other taxes on repatriation of foreign earnings	9.4	2.4	10.7	3.0	1.7	0.8
Other, net	3.3	0.8	2.2	0.6	2.5	1.0
Total	$111.3	28.0%	$90.6	25.3%	$67.7	28.5%

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows and include current and non-current amounts:

	2005	2004
Deferred tax liabilities:
Depreciation and property differences	$(87.8)	$(93.0)
Intangible assets	(38.5)	(31.2)
Pension plans	(39.0)	(38.6)
Other tax liabilities, non-current	(4.8)	(5.1)
Gross deferred tax liabilities	(170.1)	(167.9)

Deferred tax assets:
Accrued liabilities	106.2	99.4
Tax loss carryforwards and tax credits	29.1	33.4
Intangible assets	42.1	42.3
Postretirement benefits other than pensions	29.9	32.4
Inventory differences	18.1	16.9
Other tax assets, non-current	31.2	14.7
Gross deferred tax assets	256.6	239.1

Valuation allowance	(15.1)	(21.0)
Net deferred tax assets	$71.4	$50.2

There were no tax loss carryforwards that expired in 2005. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2006, $0.4; 2007, $1.5; 2008, $4.5; 2009, $0.7; 2010, $0.1; thereafter or no expiration, $21.9. The valuation allowance is primarily attributed to tax loss carryforwards and tax credits outside the United States. The valuation allowance decreased $5.9 in 2005 primarily due to projected utilization in future years that are deemed more likely than not, partially offset by additional deferred tax assets deemed unlikely to be realized.

At September 30, 2005, approximately $138 of foreign subsidiary net earnings was considered permanently invested in those businesses. This declined $135 compared to September 30, 2004 due to the repatriation of foreign earnings under the Act described above. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

(8)	Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEAR ENDED SEPTEMBER 30,
	2005	2004	2003
Numerator:
Net earnings for basic and dilutive earnings per share	$286.4	$267.4	$169.9

Denominator:
Weighted-average shares - basic	71.0	80.6	85.9
Effect of dilutive securities
Stock options	1.7	2.0	1.6
Restricted stock equivalents	0.8	0.8	0.7
Total dilutive securities	2.5	2.8	2.3

Weighted-average shares - diluted	73.5	83.4	88.2

Basic net earnings per share	$4.03	$3.32	$1.98

Diluted net earnings per share	$3.90	$3.21	$1.93

(9)	Share-Based Payments

The Company's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards to purchase shares of the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2005, 2004 and 2003, respectively, there were 3.8 million, 4.2 million and 4.9 million shares available for future awards.

Options under the Plan have been granted at the market price on the grant date and generally vest ratably over three to five years. Awards have a maximum term of 10 years.

Restricted stock and restricted stock equivalent awards may also be granted under the Plan. In fiscal 2005, the Board of Directors approved grants of 132,230 restricted stock equivalents that vest over four years and 10,000 restricted stock equivalents which vest at the end of five years. In fiscal 2004 and 2003, the Board of Directors also approved the grants of 74,000 and 272,000 restricted stock equivalents, respectively, that vest over a seven and nine year period, respectively, to a group of officers and key employees. During fiscal 2004 and 2003, respectively, 20,000 and 10,000 restricted stock equivalents were granted to a group of officers and directors upon their purchase of an equal number of shares of ENR stock within a specified period. The restricted stock equivalents vest three years from their respective dates of grant and convert into unrestricted shares of ENR stock at that time, or, at the recipient's election, will convert at the time of the recipient's retirement or other termination of employment. The weighted-average fair value for restricted stock equivalents granted in 2005, 2004 and 2003 was $48.90, $38.77 and $28.52, respectively.

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

Had the provisions of SFAS 123 been applied, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in Note 2. The weighted-average fair value of options granted in fiscal 2005, 2004 and 2003 was $15.27, $14.81 and $9.37 per option, respectively. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	3.86%	3.92%	3.47%
Expected life of option	6 years	7.5 years	7.5 years
Expected volatility of ENR stock	22.2%	19.4%	19.5%
Expected dividend yield on ENR stock	-	-	-

A summary of nonqualified ENR stock options outstanding is as follows (shares in millions):

	2005		2004		2003
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding on October 1,	6.62	$22.49	7.12	$19.75	7.69	$18.14
Granted	0.26	48.73	0.68	43.98	0.95	28.99
Exercised	(2.08)	19.04	(1.15)	18.04	(1.52)	17.37
Cancelled	(0.04)	30.15	(0.03)	26.04	-	-
Outstanding on September 30,	4.76	25.38	6.62	22.49	7.12	19.75

Exercisable on September 30,	3.08	$19.58	3.99	$18.08	3.36	$17.67

Information about ENR nonqualified options at September 30, 2005 is summarized below (shares in millions):

	Outstanding Stock Options				Exercisable Stock Options

Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life (Years	)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$16.81 to $25.05	2.89	4.8		$17.76	2.73	$17.55
$25.21 to $37.84	0.97	7.4		$29.65	0.23	$30.52
$37.85 to $44.67	0.90	8.7		$45.34	0.12	$43.97
$16.81 to $44.67	4.76	6.0		$25.38	3.08	$19.58

(10)	Pension Plans and Other Postretirement Benefits

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

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically, to cover the increase in the total costs of the plan cost inflation and program changes. Cost trend rates no longer materially impact future cost of the plan.

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2005	2004	2005	2004
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$659.8	$572.2	$53.5	$51.4
Service cost	27.4	24.3	0.3	0.2
Interest cost	37.3	32.3	3.2	3.1
Plan participants' contributions	1.2	1.0	-	-
Actuarial loss	64.0	34.5	4.0	1.3
Benefits paid	(48.1)	(27.9)	(3.2)	(2.3)
Special termination benefits	-	15.2	-	-
Plan amendments	-	-	2.6	-
Foreign currency exchange rate changes	(1.4)	8.2	1.1	(0.2)
Projected Benefit Obligation at end of year	$740.2	$659.8	$61.5	$53.5

Change in Plan Assets
Fair value of plan assets at beginning of year	$608.6	$557.3	$1.9	$1.9
Actual return on plan assets	79.2	62.4	0.3	-
Company contributions	14.1	12.0	3.0	2.1
Plan participants' contributions	1.2	1.0	3.5	4.0
Benefits paid	(48.1)	(27.9)	(6.5)	(6.3)
Foreign currency exchange rate changes	0.7	3.8	-	0.2
Fair value of plan assets at end of year	$655.7	$608.6	$2.2	$1.9

Plan Assets by Category at end of year
Equity securities	67%	66%	0%	0%
Debt securities	32%	32%	0%	0%
Other	1%	2%	100%	100%
	100%	100%	100%	100%
Funded Status
Funded status of the plan	$(84.5)	$(51.2)	$(59.3)	$(51.6)
Unrecognized net loss/(gain)	108.2	79.6	3.6	(0.4)
Unrecognized prior service cost	7.8	7.0	(30.3)	(35.4)
Unrecognized net transition asset	1.4	1.6	-	-
Prepaid (accrued) benefit cost	$32.9	$37.0	$(86.0)	$(87.4)

Amounts Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$85.9	$109.5	$-	$-
Accrued benefit liability	(105.9)	(95.6)	(86.0)	(87.4)
Intangible asset	3.6	0.1	-	-
Accumulated other comprehensive income	49.3	23.0	-	-
Net amount recognized	$32.9	$37.0	$(86.0)	$(87.4)

The funded status presented above consists of the following over and (under) funded plans:

	September 30,
	2005	2004
U.S. Qualified Plan	$58.5	$70.0
All other plans	(143.0)	(121.2)
Total	$(84.5)	$(51.2)

The Company expects to contribute $13.5 to its pension plans and $3.6 to its other postretirement benefit plans in 2006. The Company’s expected future benefit payments are as follows:

	September 30,
	Pension	Postretirement
2006	$ 38.7	$ 3.6
2007	33.8	3.8
2008	36.1	3.9
2009	38.3	3.9
2010	40.4	4.0
2011 to 2015	241.1	19.9

The accumulated benefit obligation for defined benefit pension plans was $660.3 and $579.4 at September 30, 2005 and 2004, respectively. The information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	September 30,
	2005	2004
Projected benefit obligation	$234.5	$151.7
Accumulated benefit obligation	198.0	121.3
Fair value of plan assets	93.5	39.9

Pension plan assets in the U.S. plan represent 84% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign, 65%, (b) debt securities, including higher-quality and lower-quality U.S. bonds: 35% and (c) other:, <1%. The U.S. plan held 0.6 million and 1.0 million shares of ENR stock at September 30, 2005 and 2004, respectively, with a market value $32.8 and $45.9, respectively. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

	September 30,
	Pension			Postretirement
	2005	2004	2003	2005	2004	2003
Service cost	$27.4	$24.3	$20.5	$0.3	$0.2	$0.2
Interest cost	37.3	32.3	29.0	3.2	3.1	3.1
Expected return on plan assets	(49.1)	(48.1)	(45.5)	(0.1)	(0.1)	-
Amortization of unrecognized prior service cost	(0.1)	-	(0.1)	(2.5)	(2.5)	(2.4)
Amortization of unrecognized transition asset	0.2	1.7	0.3	-	-	-
Recognized net actuarial loss	3.6	0.4	2.0	-	-	-
Net periodic benefit cost	$19.3	$10.6	$6.2	$0.9	$0.7	$0.9

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2005	2004	2005	2004
Discount rate	5.2%	5.8%	5.5%	6.0%
Expected long-term rate of return on plan assets	8.0%	8.1%	-	-
Compensation increase rate	3.7%	4.1%	-	-

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.3%.

(11)	Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s first 1% of eligible compensation after-tax contribution is matched with a 325% Company contribution to the participant’s pension plan. Amounts charged to expense during fiscal 2005, 2004 and 2003 were $5.2, $5.4 and $4.4, respectively, and are reflected in SG&A and cost of products sold in the Consolidated Statement of Earnings.

As of March 29, 2003, U.S. employees of the newly acquired SWS business were eligible to participate in the Company’s defined contribution plan, but, as mandated by the terms of the Stock and Asset Purchase Agreement with Pfizer, Inc. relating to the acquisition of SWS (the Acquisition Agreement), until January 1, 2004, the Company was required to match 100% of the first 3% of compensation contributed and 50% of the next 3% of compensation contributed, consistent with the terms of the Pfizer-sponsored defined contribution plan in which they had previously participated. Contributions could be on either a before-tax or after-tax basis. As of January 1, 2004, U. S. participants received matching contributions in accordance with the terms of the Company’s defined contribution plan, but, as dictated by the terms of the Acquisition Agreement, also received, until March 28, 2005, an additional contribution of 3.5% of compensation to the participant’s pension plan.

(12)	Debt

Notes payable at September 30, 2005 and 2004 consisted of notes payable to financial institutions with original maturities of less than one year of $101.2 and $162.3, respectively, and had a weighted-average interest rate of 4.7% and 3.0%, respectively.

In September 2003, the Company prepaid $160.0 in long-term debt with interest rates ranging from 7.8% to 8.0% and maturity dates in 2005, 2007 and 2010. In September 2003, the Company recorded a $20.0 pre-tax charge, or $12.4 after-tax, related to this prepayment, which is recorded in other financing (income)/expense, net in the Consolidated Statement of Earnings.

The detail of long-term debt at September 30 is as follows:

	2005	2004
Private Placement, fixed interest rates ranging from 2.3% to 5.2%, due 2006 to 2015	$1,000.0	$ 375.0
Private Placement, variable interest at LIBOR + 65 to 75 basis points	-	325.0
Singapore Bank Syndication, multi currency facility, variable interest at LIBOR +55 basis points, or 4.4% due 2010	310.0	-
Singapore Syndication, U.S. Dollar, variable interest at SIBOR + 1%	-	105.0
Singapore Dollar Revolving Credit Facility, variable interest rate	-	39.6
U.S. Revolving Credit Facility, variable interest rate, 3.0% due 2006	-	235.0
	1,310.0	1,079.6
Less current portion	15.0	20.0
Total long-term debt	$1,295.0	$1,059.6

The Company maintains total committed debt facilities of $1,625.0, of which $315.0 remained available as of September 30, 2005.

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

Aggregate maturities on all long-term debt at September 30, 2005 are as follows: $15.0 in 2006, $10.0 in 2007, $135.0 in 2008, $20.0 in 2009, $605.0 in 2010, and $525.0 thereafter.

In November 2004, the Company entered into two new financing agreements. A $300.0 long-term debt financing was completed, with three, five and seven year maturities with fixed rates ranging from 3.4% to 4.4%. Proceeds from these notes were used to pay down all existing long-term debt in the revolving credit facility and to partially retire short-term debt within the secured financing arrangement. In addition, the Company renegotiated its existing U.S. revolving credit facility in order to extend the maturity to five years and to realize more favorable borrowing spreads. In August 2005, the Company entered into a new Singapore multi-currency syndication of $325.0 in order to extend the maturity to 2010 and to realize more favorable borrowing spreads. Proceeds from this borrowing were used to refinance the existing revolving credit facility in Singapore, allow for the repayment of intercompany debt and notes, and the repatriation of funds in connection with the American Jobs Creation Act.  During September 2005, the Company refinanced $325.0 of variable interest private placement debt with $325.0 of fixed rate private placement debt with interest rates ranging from 4.9% to 5.2% and maturities from 2008 to 2015.

(13)	Preferred Stock

The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $.01 par value of preferred stock. During the three years ended September 30, 2005, there were no shares of preferred stock outstanding.

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

The Company can redeem the Rights at a price of $.01 per Right at any time prior to the time a person or group actually acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer). In addition, following the acquisition by a person or group of at least 20%, but not more than 50% of the outstanding ENR stock (other than in connection with a Permitted Offer), the Company may exchange each Right for one share of ENR stock. The Company's Board of Directors may amend the terms of the Rights at any time prior to the time a person or group acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer) and may amend the terms to lower the threshold for exercise of the Rights. If the threshold is reduced, it cannot be lowered to a percentage that is less than 10% or, if any shareholder holds 10% or more of the outstanding ENR stock at that time, the reduced threshold must be greater than the percentage held by that shareholder. The Rights will expire on April 1, 2010.

At September 30, 2005, there were 300 million shares of ENR stock authorized, of which approximately 5.5 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

Beginning in September 2000, Energizer’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer’s common stock, with no commitments by the Company to repurchase such shares. Most recently, on November 1, 2005, the Board of Directors approved the repurchase of up to an additional 10 million shares. During fiscal year 2005, approximately 8.1 million shares were purchased for $457.4. Subsequent to September 30, 2005 and through November 18, 2005, approximately 1.4 million shares were purchased for $67.0 under the most recent authorization. As of November 18, 2005, there are 8.7 million shares remaining under the current authorizations.

(15)	Financial Instruments and Risk Management

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

	2005	2004
Instrument
Forwards	$30.8	$43.2

Prepaid Share Option Transaction - A portion of the Company’s deferred compensation liabilities is based on Company stock price and is subject to market risk. The Company has entered into a prepaid share option transaction with a financial institution to mitigate this risk. The change in fair value of the prepaid share option is recorded in SG&A in the Consolidated Statement of Earnings. Changes in value of the prepaid share option approximately offset the after-tax changes in the deferred compensation liabilities tied to the Company’s stock price. Market value of the prepaid share options was $20.4 and $22.1 at September 30, 2005 and 2004, respectively, with approximately 0.4 and 0.5 million prepaid share options outstanding at September 30, 2005 and 2004, respectively. The settlement date of the options outstanding at 2005 year-end is September 29, 2006. The change in fair value of the prepaid share option for the year ended September 30, 2005 and 2004 resulted in income of $5.4 and $8.8, respectively.

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $75.0 at September 30, 2005. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Financial Instruments - The Company’s financial instruments include cash and cash equivalents, short-term and long-term debt and foreign currency contracts. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

At September 30, 2005 and 2004, the fair market value of fixed rate long-term debt was $965.2 and $358.4, respectively, compared to its carrying value of $1,000.0 and $375.0, respectively. The increase in fixed rate long-term debt is due to the refinancing of variable rate debt into fixed rate debt in September 2005. See Note 12 for additional information. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

The fair value of foreign currency contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, the Company would make a total net payment of $0.3 and $0.7 for outstanding foreign currency contracts at September 30, 2005 and 2004, respectively. However, these payments are unlikely due to the fact that the Company enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

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

The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to a state-designated site. Liability under the applicable federal and state statutes which mandate cleanup is strict, meaning that liability may attach regardless of lack of fault, and joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and cleaning up contamination at a site. However, liability in such matters is typically shared by all of the financially viable responsible parties, through negotiated agreements. Negotiations with the U.S. Environmental Protection Agency, the state agency that is involved on the state-designated site and other PRPs are at various stages with respect to the sites. Negotiations involve determinations of the actual responsibility of the Company and the other PRPs at the site, appropriate investigatory and/or remedial actions, and allocation of the costs of such activities among the PRPs and other site users.

The amount of the Company’s ultimate liability in connection with those sites may depend on many factors, including the volume and toxicity of material contributed to the site, the number of other PRPs and their financial viability, and the remediation methods and technology to be used.

In addition, the Company undertook certain programs to reduce or eliminate the environmental contamination at the rechargeable battery facility in Gainesville, Florida, which was divested in November 1999. Responsibility for those programs was assumed by the buyer at the time of the divestiture. In 2001, the buyer, as well as its operating subsidiary which owned and operated the Gainesville facility, filed petitions in bankruptcy. In the event that the buyer and its affiliates become unable to continue the programs to reduce or eliminate contamination, the Company could be required to bear financial responsibility for such programs as well as for other known and unknown environmental conditions at the site. Under the terms of the Reorganization Agreement between the Company and Ralston Purina Company, however, which has been assumed by an affiliate of The Nestle Corporation, Ralston’s successor is obligated to indemnify the Company for 50% of any such liabilities in excess of $3.0.

Under the terms of the Stock and Asset Purchase Agreement between Pfizer, Inc. and the Company, relating to the acquisition of the SWS business, environmental liabilities related to pre-closing operations of that business, or associated with properties acquired, are generally retained by Pfizer, subject to time limitations varying from two years to 10 years following closing with respect to various classes or types of liabilities, minimum thresholds for indemnification by Pfizer and maximum limitations on Pfizer’s liability, which thresholds and limitations also vary with respect to various classes or types of liabilities.

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

Accrued environmental costs at September 30, 2005 were $7.2, of which $1.1 is expected to be spent in fiscal 2006. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Legal Proceedings - The Company was served with a lawsuit filed on August 12, 2003 in the U.S. District Court for the District of Massachusetts in Boston, Massachusetts by the Gillette Company. The lawsuit alleges that the Company’s QUATTRO men’s shaving system infringes one of Gillette’s patents with respect to a specific progressive geometric blade configuration, and petitions the court for injunctive relief as well as monetary damages. Gillette filed a motion for a preliminary injunction in the matter, which was denied by the Court in an order issued January 15, 2004. The Court held that Gillette's patent claims were limited to razors with three blades, and so could not cover the four-bladed QUATTRO razor design. Thereafter, Gillette appealed that decision to the U.S. Court of Appeals for the Federal Circuit. In June 2004, the Company filed a counterclaim against Gillette alleging that Gillette committed fraud against the Patent Office when it obtained its three-blade progressive geometry patent and, therefore, that Gillette’s attempts to enforce the patent violate U.S. antitrust laws. In November 2004, the Company added another counterclaim against Gillette, alleging breach of contract under a 1989 Agreement that gave the Company's predecessor, Warner Lambert, immunity from suit under the patent at issue. On April 29, 2005, the U.S. Court of Appeals for the Federal Circuit vacated the trial court's decision that Gillette's claims cover only three-bladed razors, and remanded the case back to the trial court for further proceedings. Trial on Gillette’s claims and the Company’s counterclaims is scheduled to begin in January 2006.

On December 19, 2003, Gillette filed suit against the Company’s Wilkinson Sword subsidiary in Germany alleging that QUATTRO infringes Gillette’s European patent which is equivalent to the three-blade progressive geometry patent at issue in the Massachusetts District Court. At a trial on December 2, 2004, the German court hearing the matter held that the patent is limited to razors having three blades, and therefore does not cover the Company's four-bladed QUATTRO razor. Gillette is appealing that decision.

On February 13, 2004, the Company filed a patent infringement suit against Gillette in federal district court in Connecticut. The amended complaint alleges that Gillette is infringing a Schick patent concerning the connection of the blade cartridge to the razor handle. In January, 2005, Gillette filed a motion for summary judgment, arguing that the Company’s patent was invalid. In June 2005, the Company filed a motion for summary judgment, arguing that the Mach3 and Venus products infringe the Company’s patent. A date for hearing the motion has not been set, but any trial on the merits will likely occur in 2006.

In May 2004, Gillette filed three suits against Wilkinson Sword in Hamburg, Germany seeking preliminary injunctions. The first suit alleges that sale of the Wilkinson Sword Intuition razor in Germany infringes a Gillette patent covering the Intuition shower caddy. The second suit alleges that the sale of the Wilkinson Sword Intuition razor in Germany infringes a Gillette patent covering the Intuition cartridge container. The third suit alleges that the manufacture and sale of the Wilkinson Sword QUATTRO razor in Germany infringes a Gillette patent covering the razor handle. A hearing was held on these three preliminary injunction requests on June 16, 2004 and, when the judge indicated that he was going to deny the injunctions, Gillette withdrew its requests. Gillette filed the same suits against Wilkinson Sword in Düsseldorf, Germany, but did not seek preliminary relief. The Intuition suits are currently on hold pursuant to a stand-down agreement with Gillette, and Gillette has dismissed the third suit relating to QUATTRO and Gillette's razor handle patent.

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

(17)	Other Commitments and Contingencies

An international affiliate of the Company has $5.0 of funds deposited in a bank account that is acting as collateral for a certain bank loan. The Company has reflected this bank deposit as restricted cash, which is included in other current assets on the Consolidated Balance Sheet. The loan was initiated in June 2004 for a three month period. At each maturity, the Company renewed the agreement. As the loan amount changes, the funds on deposit will be required to increase or decrease with the loan amount. The impact of this transaction is reflected in the financing section of the Consolidated Statement of Cash Flows.

Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2005, were $14.0 in 2006, $10.4 in 2007, $8.3 in 2008, $6.7 in 2009, $5.8 in 2010 and $8.2 thereafter. These leases are primarily for office facilities.

Total rental expense for all operating leases was $26.2, $22.9 and $22.2 in 2005, 2004 and 2003, respectively.

(18)	Supplemental Financial Statement Information

	2005	2004
Inventories
Raw materials and supplies	$75.5	$70.5
Work in process	89.2	100.5
Finished products	326.3	288.7
Total inventories	$491.0	$459.7
Other current assets
Miscellaneous receivables	$46.8	$31.4
Deferred income tax benefits	84.9	65.7
Prepaid expenses	52.4	53.9
Other	27.1	28.4
Total other current assets	$211.2	$179.4
Property at Cost
Land	$25.4	$25.5
Buildings	199.0	190.6
Machinery and equipment	1,192.7	1,147.7
Construction in progress	52.0	56.9
Total gross property	1,469.1	1,420.7
Accumulated depreciation	786.6	715.1
Total net property at cost	$682.5	$705.6
Other assets
Pension asset	$85.9	$109.5
Deferred charges and other assets	63.9	54.5
Total other assets	$149.8	$164.0
Other current liabilities
Accrued advertising, promotion and allowances	$248.2	$281.1
Accrued salaries, vacations and incentive compensation	88.0	72.5
Other	153.9	151.5
Total other current liabilities	$490.1	$505.1
Other non-current liabilities
Pension, other retirement benefits and deferred compensation	$285.4	$272.0
Other non-current liabilities	88.7	94.0
Total other non-current liabilities	$374.1	$366.0

ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2005	2004	2003
Balance at beginning of year	$15.0	$9.8	$6.9
Acquisition of SWS	-	-	2.0
Provision charged to expense	0.8	3.4	3.7
Write-offs, less recoveries	(3.3)	(2.5)	(4.4)
Special Purpose Entity	-	4.3	1.6
Balance at end of year	$12.5	$15.0	$9.8

SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

	2005	2004	2003
Interest paid	$48.1	$32.0	$31.6
Income taxes paid	86.4	72.9	75.6

(19)	SEGMENT INFORMATION

The Company’s operations are managed via three major segments - North America Battery (U.S. and Canada battery and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Segment performance is evaluated based on segment operating profit exclusive of general corporate expenses, costs associated with most restructuring, integration or business realignment and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

On March 28, 2003, the Company acquired the worldwide SWS business from Pfizer, Inc. Following the acquisition of SWS, the Company has adopted an operating model that includes a combination of stand-alone and combined business functions between the battery and razor and blades businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, legal and environmental activities, and in some countries, combined sales forces and management. For shared business functions, the Razors and Blades segment has been charged only the actual incremental cost of assuming additional SWS work. Such amounts are less than fully allocated costs and do not represent the costs of such services if performed on a stand-alone basis.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 17.5%, 16.6% and 15.8% of total net sales in 2005, 2004 and 2003, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments, pension assets and deferred tax assets that are managed outside of operating segments.

Net Sales	2005	2004	2003
North America Battery	$1,173.1	$1,117.6	$1,041.9
International Battery	885.9	827.0	757.6
Total Battery	2,059.0	1,944.6	1,799.5
Razors & Blades	930.8	868.1	433.0
Total net sales	$2,989.8	$2,812.7	$2,232.5

	2005	2004	2003
Profitability
North America Battery	$295.7	$298.2	$283.5
International Battery	173.7	147.7	122.4
R&D Battery	(36.0)	(39.9)	(36.0)
Total Battery	433.4	406.0	369.9
Razors & Blades	117.3	85.7	40.1
Total segment profitability	550.7	491.7	410.0
General corporate and other expenses	(97.6)	(81.4)	(44.6)
Special pension termination benefits	-	(15.2)	-
Acquisition inventory valuation	-	-	(89.7)
Intellectual property rights income	-	1.5	8.5
Amortization	(5.3)	(5.8)	(2.7)
Interest and other financial items	(50.1)	(32.8)	(43.9)
Total earnings before income taxes	$397.7	$358.0	$237.6

Depreciation
North America Battery	$43.9	$40.9	$39.8
International Battery	19.0	22.4	17.6
Total Battery	62.9	63.3	57.4
Razors & Blades	47.4	45.0	21.4
Total segment depreciation	110.3	108.3	78.8
Corporate	0.7	1.7	1.7
Total depreciation expense	$111.0	$110.0	$80.5
Assets at Year End
North America Battery	$814.2	$764.3
International Battery	518.9	509.8
Total Battery	1,333.1	1,274.1
Razors & Blades	612.6	604.0
Total segment assets	1,945.7	1,878.1
Corporate	350.6	368.2
Goodwill and other intangible assets	664.0	669.4
Total assets	$2,960.3	$2,915.7

Capital Expenditures
North America Battery	$57.6	$61.2	$39.9
International Battery	15.4	17.9	12.4
Total Battery	73.0	79.1	52.3
Razors & Blades	29.6	34.0	20.7
Total segment capital expenditures	102.6	113.1	73.0
Corporate	0.4	8.3	-
Total capital expenditures	$103.0	$121.4	$73.0

Geographic segment information on a legal entity basis:

	2005	2004	2003
Net Sales to Customers
United States	$1,409.2	$1,338.1	$1,159.7
International	1,580.6	1,474.6	1,072.8
Total net sales	$2,989.8	$2,812.7	$2,232.5

Long-Lived Assets
United States	$503.3	$548.2
Germany	120.8	121.0
Other International	208.2	200.4
Total long-lived assets	$832.3	$869.6

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Japan representing 5.7%, 5.8% and less than 5% of the Company’s total sales in 2005, 2004 and 2003, respectively. Sales to customers in all other single foreign countries represented 5% or less of the Company’s total sales for each of the three years ended September 30, 2005.

Supplemental product information is presented below for net sales:

	2005	2004	2003
Net Sales
Alkaline batteries	$1,330.0	$1,284.0	$1,202.4
Carbon zinc batteries	254.0	247.9	237.4
Other batteries and lighting products	475.0	412.7	359.7
Razors and Blades	930.8	868.1	433.0
Total net sales	$2,989.8	$2,812.7	$2,232.5

(20)	Quarterly Financial Information - (Unaudited)

The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are significantly impacted in the first quarter by the additional battery product sales volume associated with the December holiday season.

	First	Second	Third	Fourth
Fiscal 2005

Net sales	$875.9	$629.0	$691.2	$793.7
Gross profit	445.4	319.2	339.2	373.9

Net earnings	121.7	57.6	53.8	53.3

Basic earnings per share	$1.68	$0.81	$0.76	$0.77
Diluted earnings per share	$1.62	$0.78	$0.73	$0.74

	First	Second	Third	Fourth
Fiscal 2004

Net sales	$811.7	$592.9	$651.9	$756.2
Gross profit	409.2	303.4	326.9	369.2

Net earnings	115.0	53.4	38.7	60.3

Basic earnings per share	$1.37	$0.65	$0.48	$0.79
Diluted earnings per share	$1.32	$0.63	$0.46	$0.77

Through fiscal 2004, the Company recorded advertising and promotion expense (A&P) in each interim period based on a method that recognized the forecasted full year A&P ratably to forecasted revenues. When forecasts of A&P or revenues changed during the year, A&P rates were changed to reflect the new forecasts. Effective October 1, 2004, the Company began to expense A&P in the quarter incurred (As Incurred Method). The new method of accounting was adopted as it reduces the level of estimation in recording interim results and improves transparency of timing of A&P spending. The change in methods has no impact on the total results for the year. The prior year financial information presented above has not been restated for the new accounting method. The following presents net earnings and basic and diluted earnings per share for the quarterly periods in fiscal 2004 on the as incurred basis.

	First	Second	Third	Fourth
Fiscal 2004

Net earnings	$115.9	$55.1	$40.6	$55.8

Basic earnings per share	$1.38	$0.67	$0.50	$0.74
Diluted earnings per share	$1.33	$0.65	$0.48	$0.72

(21)	Business Realignment

Energizer continually reviews its battery and razor and blades business model, including it’s product supply chain, sales, marketing and administrative organizations. Such reviews may trigger business realignment activities with potentially significant future charges to earnings. In this regard, the Company is currently reviewing its global supply chain complex for improvement opportunities and may initiate activities during fiscal 2006, which may involve charges to earnings in the future of up to $30.