Form 10-K/A, Exhibit 13
period 2006-09-30
ENERGIZER HOLDINGS INC
filed 2007-03-07
CIK 1096752

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

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

Alkaline batteries are the predominant household battery chemistry in developed parts of the world, while carbon zinc batteries continue to play a major role in less developed countries throughout the world. Recently, higher power, higher priced lithium and rechargeable batteries have grown significantly in response to more demanding power needs of newer devices such as digital cameras. We use our full portfolio of products and brands to meet consumer and retail customer needs and to maintain and enhance our position across the varied markets of the world. Our presence outside the United States (U.S.) runs from highly developed economic markets to emerging markets with lower per capita income. Our portfolio of products allows us to compete in low price markets and take advantage of trading consumers up to higher performing products as the macroeconomic trends improve.

Energizer operates 19 manufacturing and packaging facilities in 12 countries on four continents. Its products are marketed and sold in more than 165 countries, primarily through a direct sales force, and also through distributors and wholesalers.

The battery category continues to be highly competitive as brands compete for consumer acceptance and retail shelf space. Overall battery consumption has been increasing for many years, but category value growth in the U.S. lagged unit sales until 2006 as consumer purchases have shifted to larger package sizes, which sell at lower per unit prices. Retail outlets experiencing the strongest battery category growth in the U.S. are those which feature larger package sizes. In 2006, higher material costs have triggered price increases in the U.S. by all major battery manufacturers.

Energizer is well positioned to meet the needs of customer and consumer demands, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence across the retail channels. Energizer estimates its share of the total U.S. retail battery category was approximately 37% in 2006, 36% in 2005 and 34% in 2004.

Internationally, a difficult competitive environment in Europe and currency valuations relative to the U.S. dollar, particularly the euro, weakened in 2006 resulting in lower International Battery segment results. A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currencies strengthening relative to the U.S. dollar improve margins as product costs in local currency terms decline. Conversely, weakening currencies relative to the U.S. dollar can be significantly unfavorable unless mitigated through pricing actions. Changes in the value of local currencies will continue to impact segment profitability in the future. At mid-November 2006 levels, overall currency translation is modestly favorable to average 2006 rates.

Razors and Blades Business Overview
In 2003, the Company acquired the worldwide SWS business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. SWS operates four manufacturing facilities worldwide and its products are marketed in more than 125 countries. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 21% in 2006 and 2005 and 22% in 2004.

The global wet shave products category is dominated by a limited number of manufacturers. Category blade unit consumption has been relatively flat for a number of years, and product innovations and corresponding increased per unit prices have accounted for category growth, particularly in the last several years. The category is extremely competitive for consumer loyalty and retail shelf space.

A significant portion of product cost is closely tied to the U.S. dollar and the euro. As such, SWS results are highly sensitive to fluctuations in other currencies in which much of its products are sold, particularly the Japanese yen. Strengthening of currencies compared to the U.S. dollar, and to a lesser extent to the euro, improves margins while declines in such currency values reduce margins. At mid-November 2006 levels, currency translation is slightly unfavorable to SWS compared to average 2006 rates.

Highlights
Net earnings for the year ended September 30, 2006 were $260.9 compared to $280.7 in 2005 and $261.0 in 2004. Basic and diluted earnings per share in 2006 were $4.26 and $4.14, respectively, compared to $3.95 and $3.82 in 2005 and $3.24 and $3.13 in 2004.

Current year net earnings include the following items, stated on an after-tax basis:
•	charges of $24.9, or $0.39 per diluted share, related to European restructuring programs,
•	a charge of $3.7, or $0.06 per diluted share, to record the cumulative amount of foreign pension costs that should have been previously recognized and
•	favorable adjustments to prior years’ tax accruals and previously unrecognized tax benefits related to foreign losses of $16.6, or $0.26 per diluted share.

Fiscal 2005 net earnings included the following, stated on an after-tax basis:
•	tax benefits totaling $25.3, or $0.34 per diluted share, related to tax loss benefits and adjustments to prior year tax accruals, partially offset by,
•	a $9.0, or $0.12 per diluted share, provision related to repatriation of foreign earnings under the American Jobs Creation Act and
•	restructuring charges of $3.7, or $0.05 per diluted share, related to several individually immaterial restructuring projects.

Fiscal 2004 net earnings included the following, stated on an after-tax basis:
•	income tax benefits related to prior year losses and adjustments to prior year tax accruals totaling $24.7, or $0.30 per diluted share, partially offset by,
•	a charge for special termination pension benefits of $9.6, or $0.12 per diluted share and
•	restructuring charges of $3.4, or $0.04 per diluted share.

Operating Results

Net Sales
Net sales in 2006 increased $87.1, or 3%, in absolute dollars and $110.4, or 4%, on a constant currency basis compared to 2005. Both battery segments accounted for the increased absolute dollar sales while the Razors and Blades segment sales were flat in absolute dollars and up 2% on a constant currency basis. Net sales in 2005 increased $177.1, or 6%, in absolute dollars and $113.5, or 4%, on a constant currency basis, compared to 2004, with contributions from each business segment. See Segment Results below for additional discussion of sales changes.

Gross Margin
Gross margin dollars increased $3.1 in 2006 primarily on increases in the Razors and Blades and North America Battery segments, partially offset by a decline in the International Battery segment. Gross margin dollars increased $69.0 in 2005 with increases in all segments. Gross margin percentage was 48.1% of sales in 2006, 49.4% in 2005 and 50.1% in 2004. The current year margin percentage decline reflects lower margin percentage in both battery segments, partially offset by an increase in the Razors and Blades segment. The decrease in 2005 compared to 2004 is primarily attributable to a decline in the North America Battery segment. See Segment Results for a discussion of gross margin in each operating segment.

Selling, General and Administrative
Selling, general and administrative expense (SG&A) increased $20.5 in 2006 due to higher restructuring charges, and to a lesser extent, increases in each segment. SG&A increased $30.6 in 2005 on increases in each segment, primarily Razors and Blades and higher corporate costs. SG&A expenses were 19.6%, 19.4% and 19.6% of sales in 2006, 2005 and 2004, respectively.

Advertising and Promotion
Advertising and promotion (A&P) decreased $18.7 in 2006 on lower spending in the International Battery and Razors and Blades segments. A&P expense decreased $15.7 in 2005 on lower spending in all segments, partially offset by higher currency translation of $7.8. A&P expense was 12.0%, 13.0% and 14.3% of sales for 2006, 2005 and 2004, respectively. A&P expense can vary from year to year with new product launches, strategic brand support initiatives and the overall competitive environment.

Research and Development
Research and development (R&D) expense was $74.2 in 2006, $69.9 in 2005 and $74.0 in 2004. The expense in 2006 includes a $4.6 increase in the Razors and Blades segment primarily related to a discrete R&D project. The 2004 expense includes a $4.2 asset impairment charge related to a discontinued technology development initiative. As a percent of sales, R&D expense was 2.4% in 2006, 2.3% in 2005 and 2.6% in 2004.

Segment Results
Operations for the Company are managed via three major segments - North America Battery (U.S. and Canada battery and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Segment performance is evaluated based on segment operating profit exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information presented in Note 17 to the Consolidated Financial Statements.

The Company’s operating model includes a combination of stand-alone and combined business functions between the battery and razors and blades businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and environmental activities, and in some countries, combined sales forces and management. Beginning in fiscal 2006, the Company applied a fully allocated cost basis, in which shared business functions are allocated between the businesses. Prior years were adjusted to this same basis and reconciliations, including the SFAS 123R adjustment described later under “Accounting Standards,” are presented in Note 18 to the Consolidated Financial Statements. Such allocations do not represent the costs of such services if performed on a stand-alone basis.

NORTH AMERICA BATTERY
	2006	2005	2004

Net sales	$1,233.8	$1,173.1	$1,117.6
Segment profit	$300.7	$295.8	$298.2

For the year ended September 30, 2006, sales increased $60.7, or 5%, virtually all due to higher volume. Energizer MAX volume for the year increased 4% as higher general demand was partially offset by a decline in hurricane-related battery sales. Fiscal 2006 had approximately $5 of hurricane-related sales compared to approximately $21 in 2005. High performance lithium and rechargeable battery volume grew more than 40%. Battery charger sales were up more than 50%, including the launch of our new Energi To Go cell phone charger line. The price portfolio, which includes carbon zinc and Eveready Gold alkaline batteries, volume declined 2% in 2006. Overall pricing and product mix were unfavorable $7.6 in 2006 as higher list prices, particularly in the latter portion of the year, were more than offset by a continuing shift to trade channels that feature larger package sizes with lower per unit prices. Canadian currency translation favorably impacted sales by $6.1 in 2006 compared to 2005.

Gross margin dollars increased $10.9 in 2006 as contribution from higher sales was partially offset by $16.7 of unfavorable product costs. Material and distribution costs were unfavorable $20, with zinc cost increases accounting for the bulk of the total. Segment profit increased $4.9, as higher gross margin was partially offset by higher A&P and general and administrative expenses.

For the year ended September 30, 2005, sales increased $55.5, or 5%, as incremental sales volume of $91.1 and favorable Canadian currency translation of $7.3 was partially offset by unfavorable pricing and product mix of $42.9. Fiscal 2005 sales included approximately $21 of hurricane-related incremental sales compared to approximately $40 in fiscal 2004. Energizer MAX volume for the year increased 8%, as higher general demand was partially offset by lower hurricane-related sales in 2005 compared to 2004. High performance rechargeable and e2 lithium product sales increased in excess of 20%. Overall pricing and product mix were unfavorable in 2005 on the aforementioned mix shift, and pricing declines in non-Energizer branded products.

Gross margin dollars declined $6.4 in 2005. The margin contribution of higher sales volume and favorable currency translation of $6.6 were substantially offset by unfavorable pricing and product mix. Product cost was unfavorable $13.4 as higher commodity-based material costs of approximately $17 were partially offset by other production cost savings. Segment profit declined $2.4 as lower gross margin was partially offset by lower general and administrative and A&P expenses.

Looking ahead, key commodity metal material costs are currently above the already historically high costs of 2006. At current prices, zinc costs for 2007 will be more than double the 2006 rates. If product sold during 2006 had been produced at anticipated 2007 production costs, the result would have been additional costs of $31 to $34. Previously implemented price increases will improve the pricing early in fiscal 2007, but will be insufficient to cover the entire current cost increase in the first fiscal quarter. Energizer has announced a price increase in the U.S. as of January 2007, which is intended to cover the bulk of the material cost increase. Per unit gross margin will continue to be unfavorable until the January 2007 price increase takes effect.

INTERNATIONAL BATTERY
	2006	2005	2004

Net sales	$913.3	$885.9	$827.0
Segment profit	$177.3	$178.5	$152.4

For the year ended September 30, 2006, net sales increased $27.4, or 3%. Excluding currency impacts, International Battery sales increased $38.3, or 4%, on higher volume partially offset by unfavorable pricing and product mix, primarily in Europe. An extremely competitive European pricing environment, combined with sales shifting to larger package sizes that sell at lower per unit prices, account for the unfavorable pricing.

Gross margin declined $9.7 in 2006, including $7.0 of unfavorable currency impact. Absent currencies, gross margin declined $2.7 in spite of higher sales as the contribution of higher volume was more than offset by unfavorable pricing and product mix and higher material costs. Overall product cost was unfavorable $9.6 as higher material and distribution costs of $16 were partially offset by other production cost savings. Segment profit declined $1.2, including $4.2 unfavorable currency impact. Absent currencies, segment profit increased 2% as lower A&P expense more than offset gross margin declines and higher selling costs.

For the year ended September 30, 2005, net sales increased $58.9, or 7%, on favorable currency impacts of $32.4 and contributions of higher sales volume of $35.1, partially offset by unfavorable pricing and product mix, primarily in Europe. Segment profit increased $26.1 for the year, including a $15.8 favorable impact from currencies. Absent currencies, segment profit increased $10.3 as a $9.0 gross margin increase from higher sales and lower A&P was partially offset by higher SG&A.

As discussed above, material costs will be unfavorable in 2007. If product sold during 2006 had been produced at anticipated 2007 production costs, the result would have been additional costs of $29 to $31. Pricing actions have been taken in 2006 in a number of markets, with additional increases scheduled during 2007. Given the competitive situation in many markets, it is not yet known whether pricing in 2007 will be sufficient to offset product cost increases. Per unit gross margin will continue to be unfavorable until the 2007 price increase takes effect.

RAZORS AND BLADES
	2006	2005	2004

Net sales	$929.8	$930.8	$868.1
Segment profit	$127.7	$107.5	$76.2

Razors and Blades sales in 2006 declined $1.0 in absolute dollars but increased $17.5, or 2%, on a constant currency basis. The increase on a constant currency basis reflects incremental sales of newly launched products, partially offset by declines in older technology products. Excluding currency impacts, Quattro for Women and Intuition contributed $44 of sales growth while disposables and the men's Quattro franchise grew $15 and $8, respectively. These increases were partially offset by declines in older technology systems and ancillary product lines.

Segment profit increased $20.2 in absolute dollars and $27.8, or 26%, on a constant currency basis. Excluding currency, higher sales, lower product cost and cost mix accounted for the bulk of the improved profitability. In spite of higher commodities, plant cost containment activities delivered net razors and blades product cost savings of $13. In addition, the segment profit comparison benefited from several one-time product cost items in the prior year that were not repeated this year and a favorable cost mix.  A&P expense declined $9.8 for the year as significant reductions in early 2006 were partially offset by a $12.9 increase in the fourth quarter primarily in support of Quattro Titanium. The decline in A&P for the year reflects lower consumer promotions and sampling, partially offset by higher advertising. R&D and marketing and selling spending increased $4.6 and $2.5, respectively.

Sales in 2005 increased $62.7, or 7%, in 2005 including favorable currency impacts of $23.9. Absent currencies, sales increased $38.8, or 4%, as incremental sales of Quattro for Women, Quattro Power and Quattro Energy totaling $67.8, and higher disposable and replacement blade sales were partially offset by lower sales of base Quattro and Intuition razor handles, as those product sales normalized following significant trial-generating promotional activity in the U.S. and initial product launches in international markets. Legacy brands also declined as sales shifted to newer products.

Segment profit for 2005 increased $31.3 with favorable currency impacts accounting for $6.6. Absent currencies, segment profit increased 32% as margin contribution from higher sales of $21.0 and lower A&P expense of $12.2 were partially offset by higher SG&A of $8.6. The decline in A&P in 2005 reflects a return to normalized spending levels following major launches in international markets last year. The increase in SG&A spending reflects increased investment in resources to support business growth; however, this increase represents a slight reduction in SG&A as a percent of sales.

GENERAL CORPORATE AND OTHER EXPENSES
	2006	2005	2004

General corporate expenses	$87.0	$92.6	$62.2
Restructuring and related charges	37.4	5.7	5.2
Initial integration of SWS	-	3.4	17.9
Foreign pension charge	4.5	-	-
Special pension termination benefits	-	-	15.2
General corporate and other expenses	$128.9	$101.7	$100.5
% of total net sales	4.2%	3.4%	3.6%

General Corporate Expenses
General corporate expenses decreased $5.6 in 2006 compared to 2005, due to lower incentive and stock-based compensation and legal expenses. General corporate expenses in 2005 increased $30.4 compared to 2004, due to higher expenses for incentive and stock-based compensation, retirement plans, financial compliance, information systems and litigation.

Restructuring and Related Charges
The Company continually reviews its battery and razors and blades business models to identify potential improvements and cost savings. A project commenced in 2006 to improve effectiveness and lower costs of European packaging, warehouse and distribution activities, including the closing of the Company's battery packaging facility in Caudebec, France, as well as consolidation of warehouse and distribution activities. Total project charges of $24.1 were recorded in fiscal 2006, including $15.9 of exit costs charged to SG&A expense representing employee severance, contract terminations and other exit costs. Other costs associated with the project were $8.2. Annual cost savings of $6.2 are expected, commencing in fiscal 2007. As of September 30, 2006, the project is substantially complete and virtually all charges have been recorded.

The Company has also commenced a project to integrate battery and razors and blades commercial management, sales and administrative functions in certain European countries. Specific actions related to this project are in various stages of evaluation, planning and execution. It is anticipated that the total project will result in charges to pre-tax earnings of $27 to $33, the bulk of which will occur by the end of 2007. Total pre-tax charges related to the project were $13.3 in fiscal 2006, recorded in SG&A expense, and include exit costs of $12.3 which represent employee severance, contract terminations and other exit costs as well as $1.0 for other costs related to the project. It is expected the project will result in $15 to $20 of annualized cost savings once fully implemented. Cost savings of $2 have been realized in 2006.

See Note 5 to the Consolidated Financial Statements for further information on 2006 restructuring activities.

Initial Integration of SWS
Major integration activities related to the SWS acquisition were completed as of September 30, 2004. Integration savings in 2004 were approximately $13, increasing to approximately $18 in 2005 and thereafter.

Foreign Pension Charge
In September 2006, the Company discovered that one of its non-U.S. subsidiaries had failed over several years to adjust its statutory pension accounting to U.S. GAAP, resulting in a cumulative understatement of its pension liability by $4.5 at September 30, 2005. A charge of $4.5, or $3.7 after-tax, was recorded in the fourth quarter of 2006 to correct the cumulative understatement in prior years, in addition to the recording of the 2006 additional U.S. GAAP expense of $0.6. The Company has determined the effect of this error is not material to any of its previously issued quarterly or annual financial statements, including for the year ended September 30, 2006.

Special Pension Termination Benefits
During the fourth quarter of fiscal 2004, Energizer announced a Voluntary Enhanced Retirement Option (VERO) offered to approximately 600 eligible employees in the U. S. of which 321 employees accepted. A charge of $15.2, pre-tax, was recorded in fiscal 2004 related to the VERO and certain other special pension benefits and the estimated impact of such benefits on the Company's pension plan. Cost savings from the VERO program were $6 in 2005, increasing to approximately $10 in 2006 and beyond.

Interest and Other Financing Items
Interest expense increased $25.5 in 2006 and $21.6 in 2005 due to higher average borrowings resulting from share repurchases and higher interest rates.

Other financing expense was unfavorable $3.6 in 2006 compared to 2005 and favorable $4.3 in 2005 compared to 2004, primarily due to lower currency exchange losses in 2005 than in 2006 and 2004.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 26.8%, 27.8% and 25.0% of earnings before income taxes in 2006, 2005 and 2004, respectively. Income taxes include the following items which impact the overall tax rate:

•
In 2006, 2005 and 2004, $5.7, $14.7 and $16.2, respectively, of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carry-forwards prior to expiration. Improved profitability in Mexico, Germany and Switzerland account for the bulk of the amount recognized in 2006, 2005 and 2004, respectively.

•
Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and changes in estimates related to uncertain tax positions in a number of jurisdictions. Such adjustments decreased the income tax provision by $10.9, $10.6 and $8.5 in 2006, 2005 and 2004, respectively.

•
2005 included $9.0 of additional taxes related to repatriation of foreign earnings under provisions of the American Jobs Creation Act, which provided for an 85% exclusion of qualifying dividends from normal U.S. tax rates.

Excluding the items discussed above, the income tax percentage was 31.5% in 2006, 32.0% in 2005 and 32.1% in 2004.

The Company's effective tax rate is highly sensitive to country mix from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increase in higher tax countries, increases in repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax accrual estimates could increase or decrease future tax provisions.

Liquidity and Capital Resources

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $373.0 in 2006, an increase of $77.1 from 2005, primarily on lower net working capital investment in 2006. Cash flow from operations was $295.9 in 2005, a decrease of $183.4 from 2004 on a significant increase in working capital in 2005, primarily due to unusually high current liabilities at the end of 2004, which were repaid early in 2005.

Working capital was $708.2 and $626.4 at September 30, 2006 and 2005, respectively. Working capital changes reflect higher inventory, cash and cash equivalents and other current assets, partially offset by higher short-term debt and other current liabilities. Accounts receivable and inventory increased on higher sales volume. Inventory additionally increased on higher material cost in the battery segments and an increase in intercontinental product sourcing.

Investing Activities
Net cash used by investing activities was $115.6, $97.1 and $111.3 in 2006, 2005 and 2004, respectively. The Company made an investment in its prepaid share options of $19.6 in 2006. Capital expenditures were $94.9, $103.0 and $121.4 in 2006, 2005 and 2004, respectively. These expenditures were funded by cash flow from operations. Capital expenditures decreased in 2005 due to lower production project spending in both businesses and lower integration capital spending. See Note 17 of the Consolidated Financial Statements for capital expenditures by segment. Capital expenditures of approximately $105 are anticipated in 2007. Such expenditures are expected to be financed with funds generated from operations.

Financing Activities
Total long-term debt outstanding, including current maturities, was $1,710.0 at September 30, 2006. The Company maintains total committed debt facilities of $2,185.0, of which $475.0 remained available as of September 30, 2006.

In July 2006, the Company completed a new $500.0 long-term financing agreement. Maturities on the new debt are as follows: $80.0 in 2009 and $140.0 each in 2011, 2014 and 2016 with fixed rates ranging from 5.99% to 6.24%.  Approximately $420 of the proceeds from these notes were used to pay down existing variable rate debt, with the remaining proceeds being held for general corporate purposes.

Under the terms of Energizer’s debt facilities, the ratio of Energizer’s total indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) (as defined by the most restrictive facility agreement) generally cannot be greater than 3.5 to 1, and the ratio of its current year EBIT to total interest expense must exceed 3.0 to 1 (as defined by the facility agreement). Energizer’s ratio of total indebtedness to its EBITDA was 3.2 to 1, and the ratio of its EBIT to total interest expense was 5.7 to 1 as of September 30, 2006. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity is unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

The Company purchased shares of its common stock as follows (shares in millions):

			TOTAL AVERAGE
FISCAL YEAR	SHARES	COST	PRICE

2006	11.3	$600.7	$53.02
2005	8.1	$457.4	$56.37
2004	13.4	$546.7	$40.94

In July 2006, the Board authorized the Company to acquire up to an additional 10 million shares of its common stock, and 8.8 million shares remain under such authorization as of September 30, 2006. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company’s significant contractual obligations at September 30, 2006 is shown below:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-term debt, including current maturities	$1,710.0	$ 85.0	$ 235.0	$ 610.0	$ 780.0

Interest on long-term debt	483.1	89.0	158.5	115.2	120.4

Operating leases	56.1	15.8	20.9	12.1	7.3

Total	$2,249.2	$ 189.8	$ 414.4	$ 737.3	$ 907.7

The Company has obligations related to contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of the normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2006, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

The Company believes that cash flows from operating activities and periodic borrowings under existing credit facilities will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

Market Risk Sensitive Instruments and Positions
The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Currency Rate Exposure
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

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company’s foreign affiliates are exposed include the U.S. dollar, the euro, the yen and the British pound.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows, foreign currency derivatives with durations of generally one year or less, including forward exchange contracts, purchased put and call options and zero-cost option collars. The Company has not designated any financial instruments as hedges for accounting purposes in the three years ended September 30, 2006.

The Company’s foreign currency derivative contracts outstanding at year-end hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The contractual amounts of the Company's forward exchange contracts and purchased currency options in U.S. dollar equivalents were $21.3 and $30.8 at September 30, 2006 and 2005, respectively.

Commodity Price Exposure
The company uses raw materials that are subject to price volatility. The Company will use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. At September 30, 2006, the fair market value of the Company's hedging instruments is insignificant.

Interest Rate Exposure
At September 30, 2006 and 2005, the fair market value of the Company's fixed rate debt is estimated at $1,454.8 and $965.2, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2006 and 2005 by $30.2 and $34.8, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $46.2 and $30.1 at September 30, 2006 and 2005, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2006 and 2005, the Company had $288.6 and $411.2 variable rate debt outstanding, respectively. The book value of the Company’s variable rate debt approximates fair value. A hypothetical 10% increase in variable interest rates would have had an annual unfavorable impact of $1.8 and $1.9 in 2006 and 2005, respectively, on the Company’s earnings before taxes and cash flows, based upon these year-end debt levels. The primary interest rate exposures on variable rate debt are short-term rates in the U.S. and certain Asian countries.

Stock Price Exposure
A portion of the Company’s deferred compensation liabilities is based on the Company’s stock price and is subject to market risk. The Company entered into a prepaid share option with a financial institution to mitigate this risk as discussed in Note 13 to the Consolidated Financial Statements. The change in fair value of the prepaid share option is recorded in SG&A expense. Changes in value of the prepaid share option should substantially mitigate changes in the after-tax deferred compensation liabilities tied to the Company’s stock price. Market value of the prepaid share option was $50.8 and $20.4 at September 30, 2006 and 2005, respectively. The change in fair value of the prepaid share option for the year ended September 30, 2006 and 2005 resulted in income of $10.8 and $5.4, respectively.

Seasonal Factors
The Company's battery segment results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter battery sales accounted for 31% of total battery net sales in 2006, 2005 and 2004. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery sales.

Environmental Matters
The operations of the Company, like those of other companies engaged in the battery and shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2006 were $8.3, of which $1.9 is expected to be spent in fiscal 2007. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. Recently, the cost of zinc, nickel, steel, oil and other commodities used in the Company’s production and distribution has increased to levels well above those of prior years. Of these materials, zinc is by far the largest impact on Energizer’s profit. Each $0.01 per pound increase in the zinc price increases the Company’s annualized pre-tax costs by approximately $0.8. The Company’s ability to fully mitigate such cost increases through cost cutting and productivity or to raise prices in the future are not certain.

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

Preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) in the U.S. requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, inventories, intangible assets and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, and contingencies. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of the Company’s accounting policies.

•
Revenue Recognition The Company's revenue is from the sale of its products.  Revenue is recognized when title, ownership and risk of loss passes to the customer.  When discounts are offered to customers for early payment, an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale.  Standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

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

The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid.  To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

•
Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods, and therefore, generally affect the Company’s recognized expense and recorded obligation in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company uses the yield on high-quality bonds that coincides with the cash flows of its plans’ estimated payouts. For the U. S. plans, which represents the Company’s most significant obligations, the CitiGroup yield curve is used in determining the discount rates.

Of the assumptions listed above, changes in the expected assets return have the most significant impact on the Company’s annual earnings prospectively. A one percentage point decrease or increase in expected assets return would decrease or increase the Company’s pre-tax pension expense by $6.9.

As allowed under U.S. GAAP, the Company’s U.S. qualified pension plan uses Market Related Value (MRV), which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

•
Valuation of Long-Lived Assets The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company typically uses the discounted cash flows method to determine if impairment exists. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation.

•
Income Taxes The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis for realizability. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

Accounting Standards
The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), using the “modified retrospective” method. Accordingly, prior years results have been adjusted to incorporate the effects of SFAS 123R, as reflected in Note 18 to the Consolidated Financial Statements. The impact to the Company’s net earnings is consistent with the pro forma disclosures provided in previous financial statements.

See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

Forward-Looking Information
Statements in the Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding the health of the battery category, the impact of changes in the value of local currencies on segment profitability, Energizer’s estimates of its share of total U.S. retail battery market and SWS share of the wet shave category in major markets, Energizer’s positioning to meet consumer demand and the benefits of its portfolio of products, continuing increases in the cost of key commodity metals, the ability of announced battery price increases to offset those increases, the impact of such increases on per unit gross margins, the Company’s anticipated charges and annualized cost savings from European restructuring projects, future tax rates, estimated capital expenditures for fiscal 2007 and their source of financing, the likelihood of acceleration of the Company’s debt covenants, the anticipated adequacy of cash flows and the Company’s ability to meet liquidity requirements, the Company’s ability to mitigate future material, labor and transportation cost increases, the materiality of future expenditures for environmental matters and environmental control equipment, the impact of adverse changes in interest rates, the market risk of foreign currency derivatives, the mitigating impact of changes in value of the prepaid share option on deferred compensation liabilities, potential adjustments to accruals for promotional program costs, the impact of variations from assumptions on pension asset returns on the Company’s pre-tax pension expense, and the valuation of long-lived assets, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

The Company advises readers that various risks and uncertainties could affect its financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected. Battery consumption trends could be negatively impacted by general economic conditions or product innovations. Global economic conditions and fluctuations in currency exchange rates could significantly impact current exchange rates, resulting in a more significant impact on segment profitability than is currently anticipated. Energizer’s estimates of its U.S. alkaline market share and estimates of SWS share of the wet shave category are based solely on limited data available to the Company and management’s reasonable assumptions about market conditions, and consequently may be inaccurate, or may not reflect segments of the retail market. Shifts in consumer demands or needs, competitive activity or product improvements, or further retailer consolidations may dilute or defeat the benefits of the Company’s consumer positioning and strategy. Competitive promotional activity, or pricing or promotional demands from retailer customers, could limit the efficacy of battery price increases in future periods, while, on the other hand, manufacturing efficiencies and efforts to further reduce costs could have a favorable impact on the Company’s production costs. The impact of commodity cost increases, nevertheless, could be more significant than anticipated, as it is difficult to predict with any accuracy whether raw material, energy and other input costs will stabilize or continue to increase, since such costs are impacted by multiple economic, political and other factors outside of the Company’s control. With respect to the European restructuring and integration projects, the integration aspects are still under evaluation and review, and anticipated charges and cost savings are preliminary. Additional costs associated with restructuring or unexpected expenses associated with integration activities may lead to higher than anticipated charges to earnings, and estimates of annual savings may be impacted by a number of factors, including limits on available efficiencies, unforeseen integration complexities, and greater than anticipated ongoing operating expenses associated with the combined operations. Unforeseen fluctuations in levels of the Company’s operating cash flows, or inability to maintain compliance with its debt covenants, could limit the Company’s ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on the Company’s financial position. Estimates of environmental liabilities are based upon, among other things, the Company’s payments and/or accruals with respect to each remediation site; the number, ranking and financial strength of other responsible parties (PRPs); the status of the proceedings, including various settlement agreements, consent decrees or court orders; allocations of volumetric waste contributions and allocations of relative responsibility among PRPs developed by regulatory agencies and by private parties; remediation cost estimates prepared by governmental authorities or private technical consultants; and the Company’s historical experience in negotiating and settling disputes with respect to similar sites - and such estimates may prove to be inaccurate. The Company’s overall tax rate in future years may be higher than anticipated because of unforeseen changes in the tax laws or applicable rates, higher taxes on repatriated earnings or increased foreign losses. Economic turmoil and currency fluctuations could increase the Company’s risk from unfavorable impact on variable-rate debt, currency derivatives and other financial instruments. Deferred compensation liabilities reflecting the value of the Common Stock may increase significantly, depending on market fluctuation and employee elections, but such increase may not be reflected in a comparable increase in the value of the prepaid share option. Adjustments to accruals for promotional programs and calculations of impairment of long-lived assets may be more significant than anticipated. The impact of decreases in the expected returns from pension assets may have a greater than anticipated impact on pension expenses. Additional risks and uncertainties include those detailed from time to time in the Company’s publicly filed documents, including its Registration Statement on Form 10, as amended, and its Current Report on Form 8-K dated April 25, 2000.

Summary Selected Historical Financial Information
(Dollars in millions except per share data)

Statement of Earnings Data	FOR THE YEAR ENDED SEPTEMBER 30,
	2006	2005	2004	2003 (a)	2002
Net sales	$3,076.9	$2,989.8	$2,812.7	$2,232.5	$1,739.7

Depreciation and amortization	117.5	116.3	115.8	83.2	57.4

Earnings before income taxes (b)	356.6	388.7	347.8	227.3	265.3

Income taxes	95.7	108.0	86.8	63.8	86.9

Net earnings (c)	260.9	280.7	261.0	163.5	178.4

Earnings per share:
Basic	$4.26	$3.95	$3.24	$1.90	$1.96
Diluted	$4.14	$3.82	$3.13	$1.85	$1.92

Average shares outstanding:
Basic	61.2	71.0	80.6	85.9	91.0
Diluted	63.1	73.5	83.4	88.2	92.8

Balance Sheet Data	SEPTEMBER 30,
	2006	2005	2004	2003 (a )	2002
Working capital	$708.2	$626.4	$469.2	$516.0	$363.0

Property, plant and equipment, net	659.9	682.5	705.6	701.2	455.7

Total assets	3,132.6	2,973.8	2,931.7	2,747.3	1,603.6

Long-term debt	1,625.0	1,295.0	1,059.6	913.6	160.0

(a) Schick-Wilkinson Sword was acquired March 28, 2003.

(b) Earnings before income taxes were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2006	2005	2004	2003	2002
Provisions for restructuring and related costs	$(37.4)	$(5.7)	$(5.2)	$(0.2)	$(10.3)
Foreign pension charge	(4.5)	-	-	-	-
Special terminations benefits	-	-	(15.2)	-	-
Acquisition inventory valuation	-	-	-	(89.7)	-
Early debt payoff	-	-	-	(20.0)	-
Kmart accounts receivable write-down	-	-	-	-	(15.0)
Gain on sale of property	-	-	-	5.7	6.3
Intellectual property rights income	-	-	1.5	8.5	-
Total	$(41.9)	$(5.7)	$(18.9)	$(95.7)	$(19.0)

(c) Net earnings were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2006	2005	2004	2003	2002
Provisions for restructuring and related costs, net of tax	$(24.9)	$(3.7)	$(3.8)	$-	$(7.8)
Foreign pension charge, net of tax	(3.7)	-	-	-	-
Special termination benefits, net of tax	-	-	(9.6)	-	-
Acquisition inventory valuation, net of tax	-	-	-	(58.3)	-
Early debt payoff, net of tax	-	-	-	(12.4)	-
Kmart accounts receivable write-down, net of tax	-	-	-	-	(9.3)
Gain on sale of property, net of tax	-	-	-	5.7	5.0
Tax benefits recognized related to prior years' losses	5.7	14.7	16.2	12.2	6.7
Adjustments to prior year tax accruals	10.9	10.6	8.5	7.0	5.1
Repatriation under the American Jobs Creation Act	-	(9.0)	-	-	-
Intellectual property rights income, net of tax	-	-	0.9	5.2	-
Total	$(12.0)	$12.6	$12.2	$(40.6)	$(0.3)

Responsibility for Financial Statements

The preparation and integrity of the financial statements of Energizer Holdings, Inc. (the Company) are the responsibility of its management. These statements have been prepared in conformance with generally accepted accounting principles in the United States of America, and in the opinion of management, fairly present the Company’s financial position, results of operations and cash flows.

The Company maintains accounting and internal control systems, which it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures, and an extensive program of internal audits are important elements of these control systems.

The report of PricewaterhouseCoopers LLP, independent registered public accounting firm, on their audits of the accompanying financial statements is shown below. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of nonmanagement directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

The management of Energizer is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2006 was effective. Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.

We have completed integrated audits of Energizer Holdings, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006 and an audit of its 2004 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Energizer Holdings, Inc., a September 30 year-end registrant, adopted FAS 123(R) on October 1, 2005 using the modified retrospective application method. The adoption of FAS 123(R) had a material impact on Energizer Holdings, Inc.'s consolidated financial statements and did not result in a material cumulative effect adjustment.

Internal Control over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

St. Louis, Missouri
December 1, 2006

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEAR ENDED SEPTEMBER 30,
Statement of Earnings	2006	2005	2004

Net sales	$3,076.9	$2,989.8	$2,812.7

Cost of products sold	1,596.1	1,512.1	1,404.0
Selling, general and administrative expense	601.9	581.4	550.8
Advertising and promotion expense	368.9	387.6	403.3
Research and development expense	74.2	69.9	74.0
Interest expense	77.9	52.4	30.8
Other financing (income)/expense, net	1.3	(2.3)	2.0

Earnings before income taxes	356.6	388.7	347.8
Income taxes	95.7	108.0	86.8
Net earnings	$260.9	$280.7	$261.0

Earnings Per Share

Basic net earnings per share	$4.26	$3.95	$3.24

Diluted net earnings per share	$4.14	$3.82	$3.13

Statement of Comprehensive Income

Net earnings	$260.9	$280.7	$261.0
Other comprehensive income, net of tax
Foreign currency translation adjustments	29.4	(11.3)	29.6
Minimum pension liability change, net of tax of $(1.3) in 2006,
$9.2 in 2005 and $2.9 in 2004	1.7	(17.1)	(6.2)
Comprehensive income	$292.0	$252.3	$284.4

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)
	SEPTEMBER 30,
	2006	2005
Assets

Current assets
Cash and cash equivalents	$134.3	$84.5
Trade receivables, net	699.6	677.3
Inventories	553.9	491.0
Other current assets	247.3	211.2
Total current assets	1,635.1	1,464.0

Property, plant and equipment, net	659.9	682.5

Goodwill	364.5	358.9

Other intangible assets	306.7	305.1

Other assets	166.4	163.3

Total	$3,132.6	$2,973.8

Liabilities and Shareholders Equity

Current liabilities
Current maturities of long-term debt	$85.0	$15.0
Notes payable	63.6	101.2
Accounts payable	246.6	231.8
Other current liabilities	531.7	489.6
Total current liabilities	926.9	837.6

Long-term debt	1,625.0	1,295.0

Other liabilities	368.3	360.7

Shareholders equity
Preferred stock, $.01 par value, none outstanding	-	-
Common stock, $.01 par value, issued 97,083,682
at 2006 and 2005, respectively	1.0	1.0
Additional paid-in capital	950.2	929.6
Retained earnings	1,073.2	832.7
Common stock in treasury, at cost, 40,410,791 shares at 2006 and
30,044,578 shares at 2005	(1,754.2)	(1,193.9)
Accumulated other comprehensive loss	(57.8)	(88.9)
Total shareholders equity	212.4	480.5
Total	$3,132.6	$2,973.8

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEAR ENDED SEPTEMBER 30,
	2006	2005	2004
Cash Flow from Operations
Net earnings	$260.9	$280.7	$261.0
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	117.5	116.3	115.8
Deferred income taxes	(23.3)	(15.6)	(18.2)
Other non-cash charges	25.4	14.9	26.5
Other, net	11.0	4.8	19.6
Operating cash flow before changes in working capital	391.5	401.1	404.7
Changes in assets and liabilities used in operations:
Increase in accounts receivable, net	(15.0)	(46.0)	(62.8)
Increase in inventories	(54.2)	(30.3)	(21.9)
(Increase)/decrease in other current assets	5.8	(10.8)	78.1
Increase/(decrease) in accounts payable	11.5	(10.4)	3.8
Increase/(decrease) in other current liabilities	33.4	(7.7)	77.4
Net cash flow from operations	373.0	295.9	479.3

Cash Flow from Investing Activities
Capital expenditures	(94.9)	(103.0)	(121.4)
Proceeds from sale of assets	6.6	5.4	4.3
Investment in prepaid share options	(19.6)	-	-
Other, net	(7.7)	0.5	5.8
Net cash used by investing activities	(115.6)	(97.1)	(111.3)

Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater
than 90 days	497.8	621.0	-
Cash payments on debt with original maturities greater than 90 days	(15.0)	(430.0)	(20.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	(123.2)	(10.4)	206.9
Common stock purchased	(600.7)	(461.2)	(542.9)
Proceeds from issuance of common stock	21.4	39.7	20.7
Excess tax benefits from share-based payments	8.2	20.9	6.4
Other	-	(1.3)	(3.6)
Net cash used by financing activities	(211.5)	(221.3)	(332.5)

Effect of exchange rate changes on cash	3.9	(2.1)	1.9

Net (decrease)/increase in cash and cash equivalents	49.8	(24.6)	37.4
Cash and cash equivalents, beginning of period	84.5	109.1	71.7
Cash and cash equivalents, end of period	$134.3	$84.5	$109.1

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
(Dollars in millions, shares in thousands)
	Dollars			Shares
	2006	2005	2004	2006	2005	2004
Common stock:
Balance at beginning of year	1.0	1.0	1.0	97,084	97,049	96,571
Activity under stock plans	-	-	-	-	35	478
Ending balance	1.0	1.0	1.0	97,084	97,084	97,049

Additional paid-in capital:
Balance at beginning of year	929.6	898.8	872.2
Activity under stock plans	20.6	30.8	26.6
Ending balance	950.2	929.6	898.8

Retained earnings:
Balance at beginning of year	832.7	585.7	333.4
Net earnings	260.9	280.7	261.0
Activity under stock plans	(20.4)	(33.7)	(8.7)
Ending balance	1,073.2	832.7	585.7

Common stock in treasury:
Balance at beginning of year	(1,193.9)	(814.8)	(288.1)	(30,044)	(24,146)	(11,493)
Treasury stock purchased	(600.7)	(457.4)	(546.7)	(11,331)	(8,114)	(13,354)
Activity under stock plans	40.4	78.3	20.0	965	2,216	701
Ending balance	(1,754.2)	(1,193.9)	(814.8)	(40,410)	(30,044)	(24,146)

Accumulated other comprehensive (loss)/income:

Cumulative translation adjustment:
Balance at beginning of year	(55.8)	(44.5)	(74.1)
Foreign currency translation adjustment	29.4	(11.3)	29.6
Ending balance	(26.4)	(55.8)	(44.5)

Minimum pension liability:
Balance at beginning of year	(33.1)	(16.0)	(9.8)
Adjustment	1.7	(17.1)	(6.2)
Ending balance, net of tax of $15.0 in 2006, $16.2 in 2005 and $7.0 in 2004	(31.4)	(33.1)	(16.0)

Total accumulated other comprehensive loss	(57.8)	(88.9)	(60.5)

Total shareholders equity	$212.4	$480.5	$610.2

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(1)	Basis of Presentation
Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, contingencies and acquisitions. Actual results could differ from those estimates.

(2)  Summary of Significant Accounting Policies
The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Principles of Consolidation - The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are carried at equity.

Foreign Currency Translation - Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders equity section of the Consolidated Balance Sheets.

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

Foreign exchange (F/X) instruments, including currency forwards, purchased options and zero-cost option collars, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The Company also holds a contract with an embedded derivative instrument to mitigate the risk of its deferred compensation liabilities, as discussed further in Note 13. The Company has not designated these financial instruments as hedges for accounting purposes in the three years ended September 30, 2006.

The Company uses raw materials that are subject to price volatility. The Company will use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. At September 30, 2006, the fair market value of the Company's hedging instruments is insignificant. There were no market instruments designated as cash flow hedges in fiscal 2005 or 2004.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation - Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in selling, general and administrative (SG&A) expense in the Consolidated Statements of Earnings.

Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

Capitalized Software Costs - Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the capital expenditures caption in the Consolidated Statements of Cash Flows.

Property, Plant and Equipment - Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings.

Depreciation - Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $109.1, $111.0 and $110.0 in 2006, 2005 and 2004, respectively.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter. The fair value of each reporting unit is estimated using the discounted cash flow method.  Intangible assets with finite lives are amortized on a straight-line basis over expected lives of five to 15 years.  Such intangibles are also evaluated for impairment annually.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

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

Recently Issued Accounting Pronouncements - In 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the treatment of uncertain income tax positions in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for taxes in interim periods and disclosure requirements. FIN 48 is effective for the Company on October 1, 2007. The Company has not completed assessing the impact that FIN 48 will have on the Consolidated Financial Statements.

The FASB issued SFAS No. 154, “Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154), which requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It is effective for the Company on October 1, 2006. The Company is not currently contemplating an accounting change or aware of any errors that would be impacted by SFAS 154.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments, and amendment of FASB Statement No. 133 and 140” (SFAS 155). SFAS 155 permits, amount other things, an election to record hybrid financial instruments that contain an embedded derivative at fair value rather than bifurcating the instrument for accounting purposes, as required by previous standards. SFAS 155 is effective for the Company as of the beginning of fiscal 2007. The Company has not yet completed its evaluation of the impact of adopting SFAS 155 on its Consolidated Financial Statements, but does not expect such impact to be material.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which addresses how fair value should be measured when required for recognition or disclosure purposes under GAAP. It also establishes a fair value hierarchy and will require expanded disclosures on fair value measurements. SFAS 157 is effective for the Company on October 1, 2008. The Company has not completed assessing the impact that SFAS 157 will have on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit pension and a postretirement plan as an asset or liability in its statement of financial position. The changes in funded status in that year are required to go through other comprehensive income. Additional disclosure will also be required on certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company at the end of fiscal 2007. We currently estimate that the impact of SFAS 158 will be an additional net pension liability of $58.9, will reduce the postretirement liability by $37.1 and impact total shareholders equity by $17.7 based upon valuations as of September 30, 2006.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Quantifying Financial Statement Misstatements” (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which a material error existed in prior period financial statements by allowing companies to restate prior period financial statements or recognize the cumulative effect of initially applying SAB 108 through an adjustment to beginning retained earnings in the year of adoption. SAB 108 is effective for the Company in fiscal 2007. The Company has not completed assessing the impact that SAB 108 will have on the Consolidated Financial Statements.

(3)	Goodwill and Intangible Assets and Amortization
The Company has allocated goodwill and other intangible assets to individual countries or areas for battery businesses. The battery business intangible assets are comprised of trademarks primarily related to the Energizer brand. These intangible assets are deemed indefinite-lived.

The Company allocated goodwill, indefinite-lived trademarks and other intangible assets to the SWS business at acquisition. The other intangible assets include trademarks, tradenames, technology, patents and customer-related assets with lives ranging from five to 15 years.

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2006, 2005 and 2004. Impairment testing of the Company’s reporting units was performed at the area level (North America, Europe, Asia Pacific and Latin America) within each reporting segment of the Company. The fair value of each area reporting unit was estimated using the discounted cash flow method. No adjustments or impairments were deemed necessary.

The following table represents the carrying amount of goodwill by segment at September 30, 2006:

	North America	International	Razors and
	Battery	Battery	Blades	Total
Balance at October 1, 2005	$ 24.7	$ 14.1	$ 320.1	$ 358.9
Cumulative translation adjustment	-	0.4	5.2	5.6
Balance at September 30, 2006	$ 24.7	$ 14.5	$ 325.3	$ 364.5

The Company has indefinite-lived and amortizable intangibles. The Company had indefinite-lived trademarks and tradenames of $265.8 at September 30, 2006 and $261.9 at September 30, 2005. Changes in indefinite-lived trademarks and tradenames are currency related. The Company also had pension related intangibles of $4.4 at September 30, 2006 and $3.6 at September 30, 2005.

Total amortizable intangible assets at September 30, 2006 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net

Tradenames	$ 12.2	$ (4.4)	$ 7.8
Technology and patents	35.5	(11.8)	23.7
Customer-related	8.1	(3.1)	5.0
Total amortizable intangible assets	$ 55.8	$ (19.3)	$ 36.5

Amortization expense for intangible assets totaled $5.6 for the current year. Estimated amortization expense for amortized intangible assets for the years ended September 30, 2007 and 2008 is approximately $5.4 and $5.0 for the years ended September 30, 2009 through 2011.

(4)	Income Taxes
The provisions for income taxes consisted of the following for the years ended September 30:

	2006	2005	2004
Currently payable:
United States - Federal	$63.7	$71.4	$62.6
State	3.6	5.3	5.1
Foreign	51.7	46.9	37.3
Total current	119.0	123.6	105.0
Deferred:
United States - Federal	(15.8)	(12.3)	(5.1)
State	(0.6)	(1.7)	(1.5)
Foreign	(6.9)	(1.6)	(11.6)
Total deferred	(23.3)	(15.6)	(18.2)
Provision for income taxes	$95.7	$108.0	$86.8

The source of pre-tax earnings was:

	2006	2005	2004
United States	$ 160.2	$ 150.6	$ 156.2
Foreign	196.4	238.1	191.6
Pre-tax earnings	$356.6	$388.7	$347.8

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2006		2005		2004
Computed tax at federal statutory rate	$ 124.8	35.0%	$ 136.0	35.0%	$ 121.7	35.0%
State income taxes, net of federal tax benefit	1.9	0.5	3.0	0.8	3.0	0.9
Foreign tax less than the federal rate	(17.7)	(5.0)	(27.4)	(7.0)	(26.1)	(7.5)
Foreign benefits recognized related to prior years' losses	(5.7)	(1.6)	(14.7)	(3.8)	(16.2)	(4.7)
Adjustments to prior year tax accruals	(10.9)	(3.1)	(10.6)	(2.7)	(8.5)	(2.4)
Taxes on repatriation of foreign earnings under provisions of the American Jobs Creation Act	-	-	9.0	2.3	-	-
Other taxes on repatriation of foreign earnings	4.5	1.3	9.4	2.4	10.7	3.1
Other, net	(1.2)	(0.3)	3.3	0.8	2.2	0.6
Total	$95.7	26.8%	$108.0	27.8%	$86.8	25.0%

In 2006, 2005 and 2004, $5.7, $14.7 and $16.2, respectively, of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carryforwards prior to expiration. Improved profitability in Mexico, Germany and Switzerland account for the bulk of the amount recognized in 2006, 2005 and 2004, respectively.

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns, settlement of tax audits and changes in estimates related to uncertain tax positions in a number of jurisdictions. Such adjustments decreased the income tax provision by $10.9, $10.6 and $8.5 in 2006, 2005 and 2004, respectively.

The American Jobs Creation Act of 2004 (AJCA) introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The repatriation of foreign earnings following the criteria prescribed by the AJCA generated an additional tax provision in fiscal 2005 of $9.0.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows and include current and non-current amounts:

	2006	2005
Deferred tax liabilities:
Depreciation and property differences	$ (80.8)	$ (87.8)
Intangible assets	(41.7)	(38.5)
Pension plans	(30.9)	(39.0)
Other tax liabilities	(3.2)	(4.8)
Gross deferred tax liabilities	(156.6)	(170.1)

Deferred tax assets:
Accrued liabilities	63.9	62.2
Deferred and stock-related compensation	69.7	57.5
Tax loss carryforwards and tax credits	24.0	29.1
Intangible assets	36.7	42.1
Postretirement benefits other than pensions	28.4	29.9
Inventory differences	18.9	18.1
Other tax assets	31.2	31.2
Gross deferred tax assets	272.8	270.1

Valuation allowance	(10.7)	(15.1)
Net deferred tax assets	$105.5	$84.9

There were no tax loss carryforwards that expired in 2006. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2007, $0.3; 2008, $0.2; 2009, $1.0; 2010, $1.3; 2011, $10.6; thereafter or no expiration, $10.6. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S. The valuation allowance decreased $4.4 in 2006 primarily due to projected utilization in future years that are deemed more likely than not, partially offset by additional deferred tax assets deemed unlikely to be realized.

At September 30, 2006, approximately $235 of foreign subsidiary net earnings was considered permanently invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

(5)	Restructuring and Related Charges
The Company continually reviews its battery and razors and blades business models to identify potential improvements and cost savings. A project commenced in 2006 to improve effectiveness and lower costs of European packaging, warehouse and distribution activities, including the closing of the Company's battery packaging facility in Caudebec, France, as well as consolidation of warehouse and distribution activities. Total project charges of $24.1 were recorded in fiscal 2006, including $15.9 of exit costs charged to SG&A expense representing employee severance, contract terminations and other exit costs. Other costs associated with the project were $8.2. As of September 30, 2006, the project is substantially complete and virtually all charges have been recorded. The exit cost liability for this project is as follows:

	Total Severance	Contract Terminations	Other Exit Costs	Total Exit Costs
Provision	$12.4	$1.4	$2.1	$15.9
Activity	(4.0)	(0.1)	(0.4)	(4.5)
Balance at September 30, 2006	$8.4	$1.3	$1.7	$11.4

The Company has also commenced a project to integrate battery and razors and blades commercial management, sales and administrative functions in certain European countries. Specific actions related to this project are in various stages of evaluation, planning and execution. It is anticipated that the total project will result in charges to pre-tax earnings of $27 to $33, the bulk of which will occur by the end of 2007. Total pre-tax charges related to the project were $13.3 in fiscal 2006, recorded in SG&A expense and include exit costs of $12.3 which represent employee severance, contract terminations and other exit costs as well as $1.0 for other costs related to the project. The exit cost liability for this project is as follows:

	Total Severance	Contract Terminations	Total Exit Costs
Provision	$10.6	$1.7	$12.3
Activity	(1.6)	-	(1.6)
Balance at September 30, 2006	$9.0	$1.7	$10.7

(6)	Earnings Per Share
For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEAR ENDED SEPTEMBER 30,
	2006	2005	2004
Numerator:
Net earnings for basic and dilutive earnings per share	$260.9	$280.7	$261.0

Denominator:
Weighted-average shares - basic	61.2	71.0	80.6
Effect of dilutive securities
Stock options	1.4	1.7	2.0
Restricted stock equivalents	0.5	0.8	0.8
Total dilutive securities	1.9	2.5	2.8

Weighted-average shares - diluted	63.1	73.5	83.4

Basic net earnings per share	$4.26	$3.95	$3.24

Diluted net earnings per share	$4.14	$3.82	$3.13

(7)	Share-Based Payments
The Company's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2006, 2005 and 2004, respectively, there were 3.7 million, 3.8 million and 4.2 million shares available for future awards.

Options under the Plan have been granted at the market price on the grant date and generally vest ratably over three to five years. These awards have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted under the Plan. Under the terms of the Plan, option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company permits deferrals of bonus and salary and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution which may be elected in advance by the participant, the number of equivalents then credited to the participant's account is determined and then an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other Liabilities on the Consolidated Balance Sheet.

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), using the “modified retrospective” method. Accordingly, prior year results have been adjusted to incorporate the effects of SFAS 123R. The impact to the Company’s net earnings is consistent with the pro forma disclosures provided in previous financial statements as found in Note 18. The Consolidated Balance Sheets also reflect the adoption of SFAS 123R. At September 30, 2005, the cumulative impact was $13.5 to total deferred taxes, $45.8 to retained earnings and $73.2 to additional paid-in capital, which also reflects the reclassification of unearned compensation for restricted stock equivalents of $13.9. The Statements of Cash Flows for fiscal years prior to 2006 was adjusted in accordance with SFAS 123R to reflect excess tax benefits as an inflow from financing activities as reflected in Note 19.

Beginning with new grants in fiscal 2006, the Company used the straight-line method of recognizing compensation cost. In fiscal years prior to 2006, the Company used the accelerated method of recognizing compensation costs for awards with graded vesting. The accelerated method treated tranches of a grant as separate awards, amortizing the compensation costs over each vesting period within a grant.

Total compensation cost charged against income for the Company’s share-based compensation arrangements was $16.0, $14.3 and $13.0 for the years ended September 30, 2006, 2005 and 2004, respectively, and was recorded in selling, general and administrative (SG&A) expense. The total income tax benefit recognized in the Consolidated Statement of Earnings for share-based compensation arrangements was $5.9, $5.3 and $4.8 for the years ended September 30, 2006, 2005 and 2004, respectively. Restricted stock issuance and shares issued for stock options exercises under the Company’s share-based compensation program are generally issued from treasury shares.

Options
As of September 30, 2006, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $176.0 and $140.8, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2006, 2005 and 2004 was $34.0, $78.2 and $28.2, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the year ended September 30, 2006. The weighted-average fair value of options granted in fiscal 2005 and 2004 was $15.27 and $14.81 per option, respectively. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	3.86%	3.92%
Expected life of option	6 years	7.5 years
Expected volatility of ENR stock	22.2%	19.4%
Expected dividend yield on ENR stock	-	-

As of September 30, 2006, there was $3.6 of total unrecognized compensation costs related to stock options granted, which will be recognized over a weighted-average period of approximately six months. For outstanding nonqualified stock options, the weighted average remaining contractual life is 5.1 years.

The following table summarizes nonqualified ENR stock option activity during the current year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2005	4.76	$ 25.38
Exercised	(0.92)	23.33
Cancelled	(0.03)	28.57
Outstanding on September 30, 2006	3.81	25.85

Exercisable on September 30, 2006	2.79	$21.45

Restricted Stock Equivalents (RSE)
In October 2005, the Board of Directors approved two different grants of RSE. First, a grant to key employees, included approximately 73,000 shares that vest ratably over four years. The second grant for 80,000 shares was awarded to a group of key senior management and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2008 fiscal year contingent upon the Company’s compound annual growth in earnings per share (CAGR) for the three year period ending on September 30, 2008. If a CAGR of 10% is achieved, an additional 25% of the grant vests. The remaining 50% will vest in its entirety on the third anniversary of the grant date, only if the Company achieves a CAGR at or above 15%, with smaller percentages of that remaining 50% vesting if the Company achieves a CAGR between 11% and 15%. The total award expected to vest is amortized over the vesting period.

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested RSE at October 1, 2005	0.52	$ 36.76
Granted	0.15	52.81
Vested	(0.13)	33.43
Cancelled	(0.01)	29.60
Nonvested RSE at September 30, 2006	0.53	$42.44

As of September 30, 2006, there was $11.6 of total unrecognized compensation costs related to RSE granted under the Plan, which will be recognized over a weighted-average period of approximately 2.7 years. The weighted-average fair value for RSE granted in 2006, 2005 and 2004 was $52.81, $48.90 and $38.77, respectively. The fair value of RSE vested in 2006, 2005 and 2004 was $6.9, $1.9 and $4.5, respectively.

Subsequent to year-end, in October 2006, the Board of Directors approved two grants of RSE. First, a grant to key employees, included approximately 108,225 shares that vest ratably over four years. The second grant for 303,000 shares was awarded key senior management with similar performance and vesting requirements to the RSE award granted in 2005, as described above.

Other Share-Based Compensation

During the quarter ended December 31, 2005, the Board of Directors approved an award for officers of the Company. This award totaled 196,800 share equivalents and has the same features as the restricted stock award granted to senior management discussed above, but will be settled in cash and mandatorily deferred until the individual’s retirement or other termination of employment. The total award expected to vest is amortized over the three year vesting period and the amortized portion is recorded at the closing market price of Energizer stock at each period end. As of September 30, 2006, there was $9.4 of total unrecognized compensation costs related to this award. The related liability is reflected in Other Liabilities in the Company’s Consolidated Balance Sheet.

(8)	Pension Plans and Other Postretirement Benefits
The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based on years of service and earnings.

During fiscal 2006, the U.S. postretirement plan was amended to eliminate disability benefits for participants who become disabled on or after January 1, 2007. Simultaneously, the Company will begin providing long-term disability insurance for U.S. employees. Current disabled participants will continue to receive or accrue benefits under the plan as of their disability date. The amendment reduced the plan’s projected benefit obligation by $10.1.

In September 2006, the Company discovered that one of its non-U.S. subsidiaries had failed over several years to adjust its statutory pension accounting to U.S. GAAP, resulting in a cumulative understatement of its pension liability by $4.5 at September 30, 2005. A charge of $4.5, or $3.7 after-tax, was recorded in the fourth quarter of 2006 to correct the cumulative understatement in prior years, in addition to the recording of the 2006 additional U.S. GAAP expense of $0.6. The Company has determined the effect of this error is not material to any of its previously issued quarterly or annual financial statements, including for the year ended 2006.

During the fourth quarter of fiscal 2004, the Company announced a Voluntary Enhanced Retirement Option (VERO) offered to approximately 600 eligible employees in the U. S. of which 321 employees accepted. A charge of $15.2, pre-tax, was recorded during the fourth quarter of fiscal 2004 related to the VERO and certain other special pension benefits, and the estimated impact of such benefits on the Company's pension plan is reflected in the amounts presented in the following tables.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the increase in total plan costs of the plan cost. Cost trend rates no longer materially impact the Company’s future cost of the plan.

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2006	2005	2006	2005
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$740.2	$659.8	$61.5	$53.5
Service cost	24.7	27.4	0.3	0.3
Interest cost	37.6	37.3	3.3	3.2
Plan participants' contributions	1.2	1.2	-	-
Actuarial loss/(gain)	4.7	64.0	(12.1)	4.0
Benefits paid	(36.6)	(48.1)	(1.6)	(3.2)
Plan amendments	(10.1)	-	-	2.6
Foreign currency exchange rate changes	10.9	(1.4)	0.2	1.1
Projected Benefit Obligation at end of year	$772.6	$740.2	$51.6	$61.5

Change in Plan Assets
Fair value of plan assets at beginning of year	$655.7	$608.6	$2.2	$1.9
Actual return on plan assets	49.1	79.2	0.4	0.3
Company contributions	13.6	14.1	1.4	3.0
Plan participants' contributions	1.2	1.2	6.0	3.5
Benefits paid	(36.6)	(48.1)	(7.6)	(6.5)
Foreign currency exchange rate changes	6.3	0.7	-	-
Fair value of plan assets at end of year	$689.3	$655.7	$2.4	$2.2

Plan Assets by Category at end of year
Equity securities	67%	67%	0%	0%
Debt securities	32%	32%	0%	0%
Other	1%	1%	100%	100%
	100%	100%	100%	100%
Funded Status
Funded status of the plan	$(83.3)	$(84.5)	$(49.2)	$(59.3)
Unrecognized net loss/(gain)	117.7	108.2	(9.0)	3.6
Unrecognized prior service (benefit)/cost	(9.2)	7.8	(28.1)	(30.3)
Unrecognized net transition obligation	1.3	1.4	-	-
Prepaid (accrued) benefit cost	$26.5	$32.9	$(86.3)	$(86.0)

Amounts Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$88.1	$85.9	$-	$-
Accrued benefit liability	(112.4)	(105.9)	(86.3)	(86.0)
Intangible asset	4.4	3.6	-	-
Accumulated other comprehensive income	46.4	49.3	-	-
Net amount recognized	$26.5	$32.9	$(86.3)	$(86.0)

The funded status presented in the previous table consists of the following over and (under) funded plans:

	September 30,
	2006	2005
U.S. Qualified Plan	$78.1	$58.5
All other plans	(161.4)	(143.0)
Total	$(83.3)	$(84.5)

The Company expects to contribute $12.2 to its pension plans and $3.1 to its other postretirement benefit plans in 2007. The Company’s expected future benefit payments are as follows:

	September 30,
	Pension	Postretirement
2007	$ 37.6	$ 3.1
2008	36.8	3.1
2009	38.5	3.1
2010	40.5	3.2
2011	43.0	3.2
2012 to 2016	268.2	16.1

The accumulated benefit obligation for defined benefit pension plans was $678.1 and $660.3 at September 30, 2006 and 2005, respectively. The information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	September 30,
	2006	2005
Projected benefit obligation	$262.1	$234.5
Accumulated benefit obligation	217.9	198.0
Fair value of plan assets	104.5	93.5

Pension plan assets in the U.S. plan represent 81% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign, 65%, (b) debt securities, including higher-quality and lower-quality U.S. bonds: 35% and (c) other: <1%. The U.S. plan held 0.1 million and 0.6 million shares of ENR stock at September 30, 2006 and 2005, respectively, with a market value $9.5 and $32.8, respectively. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

		September 30,
	Pension			Postretirement
	2006	2005	2004	2006	2005	2004

Service cost	$24.7	$27.4	$24.3	$0.3	$0.3	$0.2
Interest cost	37.6	37.3	32.3	3.3	3.2	3.1
Expected return on plan assets	(49.0)	(49.1)	(48.1)	(0.1)	(0.1)	(0.1)
Amortization of unrecognized prior service cost	(0.1)	(0.1)	-	(2.2)	(2.5)	(2.5)
Amortization of unrecognized transition asset	0.1	0.2	1.7	-	-	-
Recognized net actuarial loss	6.1	3.6	0.4	0.1	-	-
Net periodic benefit cost	$19.4	$19.3	$10.6	$1.4	$0.9	$0.7

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2006	2005	2006	2005
Discount rate	5.2%	5.2%	5.7%	5.5%
Expected long-term rate of return on plan assets	8.0%	8.0%	-	-
Compensation increase rate	3.8%	3.7%	-	-

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.1%.

(9)	Defined Contribution Plan
The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s after-tax contribution of 1% of eligible compensation is matched with a 325% Company contribution to the participant’s pension plan. Amounts charged to expense during fiscal 2006, 2005 and 2004 were $5.4, $5.2 and $5.4, respectively, and are reflected in SG&A and cost of products sold in the Consolidated Statement of Earnings.

(10)	Debt
Notes payable at September 30, 2006 and 2005 consisted of notes payable to financial institutions with original maturities of less than one year of $63.6 and $101.2, respectively, and had a weighted-average interest rate of 6.0% and 4.7%, respectively.

The detail of long-term debt at September 30 is as follows:

	2006	2005
Private Placement, fixed interest rates ranging from 2.7% to 6.2%, due 2007 to 2016	$ 1,485.0	$ 1,000.0
Singapore Bank Syndication, multi-currency facility, variable interest at LIBOR + 55 basis points, or 6.7%, due 2010	225.0	310.0
Total long-term debt, including current maturities	1,710.0	1,310.0
Less current portion	85.0	15.0
Total long-term debt	$1,625.0	$1,295.0

The Company maintains total committed debt facilities of $2,185.0, of which $475.0 remained available as of September 30, 2006.

Under the terms of the facilities, the ratio of the Company's total indebtedness to its EBITDA generally cannot be greater than 3.5 to 1 and the ratio of its EBIT to total interest expense must exceed 3 to 1. Additional restrictive covenants exist under current debt facilities. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity is unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

Aggregate maturities on all long-term debt at September 30, 2006 are as follows: $85.0 in 2007, $135.0 in 2008, $100.0 in 2009, $445.0 in 2010, $165.0 in 2011, and $780.0 thereafter.

In July 2006, the Company completed a new $500.0 long-term financing agreement. Maturities on the new debt are as follows: $80.0 in 2009 and $140.0 each in 2011, 2014 and 2016 with fixed rates ranging from 6.0% to 6.2%.  Approximately $420 of the proceeds from these notes were used to pay down existing variable rate debt with the remaining proceeds being held for general corporate purposes.

(11)	Preferred Stock
The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2006, there were no shares of preferred stock outstanding.

(12)	Shareholders Equity
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

The Company can redeem the Rights at a price of $0.01 per Right at any time prior to the time a person or group actually acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer). In addition, following the acquisition by a person or group of at least 20%, but not more than 50% of the outstanding ENR stock (other than in connection with a Permitted Offer), the Company may exchange each Right for one share of ENR stock. The Company's Board of Directors may amend the terms of the Rights at any time prior to the time a person or group acquires 20% or more of the outstanding ENR stock (other than in connection with a Permitted Offer) and may amend the terms to lower the threshold for exercise of the Rights. If the threshold is reduced, it cannot be lowered to a percentage that is less than 10% or, if any shareholder holds 10% or more of the outstanding ENR stock at that time, the reduced threshold must be greater than the percentage held by that shareholder. The Rights will expire on April 1, 2010.

At September 30, 2006, there were 300 million shares of ENR stock authorized, of which approximately 4.7 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. Most recently, on July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares and 8.8 million shares remain under such authorization as of September 30, 2006. During fiscal year 2006, approximately 11.3 million shares were purchased for $600.7.

(13)	Financial Instruments and Risk Management
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

The contractual amounts of the Company's forward exchange contracts were $21.3 and $30.8 in 2006 and 2005, respectively. These contractual amounts represent transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. Foreign currency contracts are generally for one year or less.

Prepaid Share Options - A portion of the Company’s deferred compensation liabilities is based on Company stock price and is subject to market risk. The Company has entered into a net-cash settled prepaid share option transaction with a financial institution to mitigate this risk. The change in fair value of the prepaid share options is recorded in SG&A in the Consolidated Statements of Earnings. Changes in value of the prepaid share option approximately offset the after-tax changes in the deferred compensation liabilities tied to the Company’s stock price. Market value of the Company’s investment in the prepaid share options was $50.8 and $20.4 at September 30, 2006 and 2005, respectively, with approximately 0.7 and 0.4 million prepaid share options outstanding at September 30, 2006 and 2005, respectively. The settlement date of the options outstanding at 2006 year-end is September 28, 2007. The change in fair value of the prepaid share option for the year ended September 30, 2006 and 2005 resulted in income of $10.8 and $5.4, respectively.

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $68.0 at September 30, 2006. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Financial Instruments - The Company’s financial instruments include cash and cash equivalents, short-term and long-term debt and foreign currency contracts. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

At September 30, 2006 and 2005, the fair market value of fixed rate long-term debt was $1,454.8 and $965.2, respectively, compared to its carrying value of $1,485.0 and $1,000.0, respectively. The increase in fixed rate long-term debt is due to the refinancing of variable rate debt into fixed rate debt in July 2006. See Note 10 for additional information. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

The fair value of foreign currency contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, the Company would make a total net payment of $0.1 and $0.3 for outstanding foreign currency contracts at September 30, 2006 and 2005, respectively. However, these payments are unlikely due to the fact that the Company enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(14)	Environmental and Legal Matters
Government Regulation and Environmental Matters - The operations of the Company, like those of other companies engaged in the battery and shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2006 were $8.3, of which $1.9 is expected to be spent in fiscal 2007. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Legal Proceedings - The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of its businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to the Company’s financial position, taking into account established accruals for estimated liabilities.

(15)	Other Commitments and Contingencies
An international affiliate of the Company has $10.1 of funds deposited in a bank account that is acting as collateral for a certain bank loan. The Company has reflected this bank deposit as restricted cash, which is included in other current assets on the Consolidated Balance Sheet. The loan was initiated in June 2004 for a three month period. At each maturity, the Company renewed the agreement. As the loan amount changes, the funds on deposit will be required to increase or decrease with the loan amount. Beginning in 2006, the impact of this transaction is reflected in the investing section of the Consolidated Statement of Cash Flows.

Total rental expense for all operating leases was $27.1, $26.2 and $22.9 in 2006, 2005 and 2004, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2006, were $15.8 in 2007, $11.9 in 2008, $9.0 in 2009, $7.4 in 2010, $4.7 in 2011 and $7.3 thereafter. These leases are primarily for office facilities.

(16)	Supplemental Financial Statement Information

SUPPLEMENTAL BALANCE SHEET INFORMATION:

	2006	2005
Inventories
Raw materials and supplies	$75.4	$75.5
Work in process	117.8	89.2
Finished products	360.7	326.3
Total inventories	$553.9	$491.0
Other Current Assets
Miscellaneous receivables	$35.8	$46.8
Deferred income tax benefits	88.2	84.9
Prepaid expenses	56.3	52.4
Prepaid share options	50.8	20.4
Other	16.2	6.7
Total other current assets	$247.3	$211.2
Property at Cost
Land	$26.1	$25.4
Buildings	209.1	199.0
Machinery and equipment	1,240.1	1,192.7
Construction in progress	49.2	52.0
Total gross property	1,524.5	1,469.1
Accumulated depreciation	864.6	786.6
Total net property at cost	$659.9	$682.5
Other Assets
Pension asset	$88.1	$85.9
Deferred taxes and other assets	78.3	77.4
Total other assets	$166.4	$163.3
Other Current Liabilities
Accrued advertising, promotion and allowances	$236.8	$248.2
Accrued salaries, vacations and incentive compensation	96.7	87.5
Other	198.2	153.9
Total other current liabilities	$531.7	$489.6
Other Non-current Liabilities
Pension, other retirement benefits and deferred compensation	$312.2	$272.0
Other	56.1	88.7
Total other non-current liabilities	$368.3	$360.7

ALLOWANCE FOR DOUBTFUL ACCOUNTS	2006	2005	2004
Balance at beginning of year	$ 12.5	$ 15.0	$ 9.8
Provision charged to expense, net of reversals	-	0.8	3.4
Write-offs, less recoveries	(1.6)	(3.3)	(2.5)
Special purpose entity	-	-	4.3
Balance at end of year	$10.9	$12.5	$15.0

INCOME TAX VALUATION ALLOWANCE	2006	2005	2004
Balance at beginning of year	$15.1	$24.7	$27.3
Provision charged to expense	1.8	4.9	13.5
Reversal of provision charged to expense	(5.7)	(14.7)	(13.6)
Translation	(0.5)	0.2	(2.5)
Balance at end of year	$10.7	$15.1	$24.7

SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION	2006	2005	2004
Interest paid	$66.7	$48.1	$32.0
Income taxes paid	113.3	86.4	72.9

(17)	Segment Information
Operations for the Company are managed via three major segments - North America Battery (U.S. and Canada battery and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades, and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Segment performance is evaluated based on segment operating profit exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information.

The Company’s operating model includes a combination of stand-alone and combined business functions between the battery and razors and blades businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and environmental activities, and in some countries, combined sales forces and management. Beginning in fiscal 2006, the Company applied a fully allocated cost basis, in which shared business functions are allocated between the businesses. Prior years were adjusted to this same basis and reconciliations, including the aforementioned SFAS 123R adjustment, are presented in Note 18 to the Consolidated Financial Statements. Such allocations do not represent the costs of such services if performed on a stand-alone basis.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 18.5%, 17.5% and 16.6% of total net sales in 2006, 2005 and 2004, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments, pension assets and deferred tax assets that are managed outside of operating segments.

Net Sales	2006	2005	2004
North America Battery	$1,233.8	$1,173.1	$1,117.6
International Battery	913.3	885.9	827.0
Total Battery	2,147.1	2,059.0	1,944.6
Razors and Blades	929.8	930.8	868.1
Total net sales	$3,076.9	$2,989.8	$2,812.7

Profitability
North America Battery	$300.7	$295.8	$298.2
International Battery	177.3	178.5	152.4
R&D Battery	(35.7)	(36.0)	(39.9)
Total Battery	442.3	438.3	410.7
Razors and Blades	127.7	107.5	76.2
Total segment profitability	570.0	545.8	486.9
General corporate and other expenses	(128.9)	(101.7)	(100.5)
Amortization	(5.3)	(5.3)	(5.8)
Interest and other financial items	(79.2)	(50.1)	(32.8)
Total earnings before income taxes	$356.6	$388.7	$347.8

Depreciation and Amortization
North America Battery	$45.2	$43.9	$40.9
International Battery	20.6	19.0	22.4
Total Battery	65.8	62.9	63.3
Razors and Blades	43.0	47.4	45.0
Total segment depreciation	108.8	110.3	108.3
Corporate	8.7	6.0	7.5
Total depreciation and amortization	$117.5	$116.3	$115.8

Total Assets
North America Battery	$845.2	$814.2
International Battery	545.7	518.9
Total Battery	1,390.9	1,333.1
Razors and Blades	621.3	612.6
Total segment assets	2,012.2	1,945.7
Corporate	449.2	364.1
Goodwill and other intangible assets	671.2	664.0
Total assets	$3,132.6	$2,973.8

Capital Expenditures
North America Battery	$37.2	$57.6	$61.2
International Battery	11.5	15.4	17.9
Total Battery	48.7	73.0	79.1
Razors and Blades	37.5	29.6	34.0
Total segment capital expenditures	86.2	102.6	113.1
Corporate	8.7	0.4	8.3
Total capital expenditures	$94.9	$103.0	$121.4

Geographic segment information on a legal entity basis:
	2006	2005	2004
Net Sales to Customers
United States	$1,474.5	$1,409.2	$1,338.1
International	1,602.4	1,580.6	1,474.6
Total net sales	$3,076.9	$2,989.8	$2,812.7

Long-Lived Assets
United States	$502.4	$516.8
Germany	126.5	120.8
Other International	197.4	208.2
Total long-lived assets	$826.3	$845.8

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Japan representing 5.0%, 5.7% and 5.8% of the Company’s total sales in 2006, 2005 and 2004, respectively. Sales to customers in all other single foreign countries represented less than 5% of the Company’s total sales for each of the three years ended September 30.

Supplemental product information is presented below for net sales:

	2006	2005	2004
Net Sales
Alkaline batteries	$1,338.0	$1,330.0	$1,284.0
Carbon zinc batteries	242.2	254.0	247.9
Other batteries and lighting products	566.9	475.0	412.7
Razors and Blades	929.8	930.8	868.1
Total net sales	$3,076.9	$2,989.8	$2,812.7

(18)	Reconciliation of Segment Changes
The tables below reflect the impact on 2005 and 2004 results as a result of the Company’s adoption of SFAS 123R and the fully allocated method as described in Notes 7 and 17, respectively.

	Year ended September 30, 2005
	As Reported	Fully Allocated Adjustment	FAS 123R	Adjusted

Profitability
North America Battery	$ 295.7	0.1	-	$ 295.8
International Battery	173.7	4.8	-	178.5
R&D Battery	(36.0)	-	-	(36.0)
Total Battery	433.4	4.9	-	438.3
Razors and Blades	117.3	(9.8)	-	107.5
Total segment profitability	$550.7	(4.9)	-	$545.8

Corporate expense	(97.6)	4.9	(9.0)	(101.7)
Amortization expense	(5.3)	-	-	(5.3)
Interest and other financial items	(50.1)	-	-	(50.1)
Total earnings before income taxes	$397.7	-	(9.0)	$388.7

Income tax provision	111.3	-	(3.3)	108.0

Net earnings	$286.4	-	(5.7)	$280.7

EPS - Basic	$4.03	-	(0.08)	$3.95
EPS - Diluted	$3.90	-	(0.08)	$3.82

	Year ended September 30, 2004
	As Reported	Fully Allocated Adjustment	FAS 123R	Adjusted

Profitability
North America Battery	$298.2	-	-	$298.2
International Battery	147.7	4.7	-	152.4
R&D Battery	(39.9)	-	-	(39.9)
Total Battery	406.0	4.7	-	410.7
Razors and Blades	85.7	(9.5)	-	76.2
Total segment profitability	$491.7	(4.8)	-	$486.9

Corporate expense	(95.1)	4.8	(10.2)	(100.5)
Amortization expense	(5.8)	-	-	(5.8)
Interest and other financial items	(32.8)	-	-	(32.8)
Total earnings before income taxes	$358.0	-	(10.2)	$347.8

Income tax provision	90.6	-	(3.8)	86.8

Net earnings	$267.4	-	(6.4)	$261.0

EPS - Basic	$3.32	-	(0.08)	$3.24
EPS - Diluted	$3.21	-	(0.08)	$3.13

(19)	Presentation of Statements of Cash Flows
The Statements of Cash Flows for fiscal years prior to 2006 were adjusted in accordance with SFAS 123R to reflect excess tax benefits as an inflow from financing activities. Impacts to the Statements of Cash Flows were $20.9 and $6.4 for 2005 and 2004, respectively.

In prior years’ Consolidated Statements of Cash Flows, certain borrowings and repayments under revolving lines of credit were presented separately in the financing section (gross basis). For debt instruments with original maturities of less than 90 days, SFAS No. 95, “Statement of Cash Flows,” permits borrowings and repayments to be netted for presentation in the Consolidated Statements of Cash Flows. For fiscal 2006, the Company began presenting all borrowings with original maturities of less than 90 days, including those under the aforementioned revolving lines of credit, on a net basis and only borrowings with original maturities of 90 days or greater will be presented on a gross basis. Prior year amounts have been changed to conform to the current presentation.

(20)	Quarterly Financial Information - (Unaudited)
The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are significantly impacted in the first quarter by the additional battery product sales volume associated with the December holiday season.

	First	Second	Third	Fourth
Fiscal 2006

Net sales	$882.4	$629.5	$734.9	$830.1
Gross profit	431.4	307.8	357.4	384.2

Net earnings	120.5	50.0	51.3	39.1

Basic earnings per share	$1.83	$0.81	$0.86	$0.68
Diluted earnings per share	$1.77	$0.78	$0.83	$0.66

Items increasing/(decreasing) net earnings:
Restructuring and related charges	(3.1)	-	(7.9)	(13.9)
Adjustments to prior years' tax accruals	-	-	8.6	2.3
Foreign benefits related to prior years' losses	-	-	-	5.7
Foreign pension charge	-	-	-	(3.7)

	First	Second	Third	Fourth
Fiscal 2005

Net sales	$875.9	$629.0	$691.2	$793.7
Gross profit	445.4	319.2	339.2	373.9

Net earnings	120.4	56.2	52.3	51.8

Basic earnings per share	$1.67	$0.79	$0.74	$0.75
Diluted earnings per share	$1.60	$0.76	$0.71	$0.72

Items increasing/(decreasing) net earnings:
Adjustments to prior years' tax accruals	-	6.4	2.2	2.0
Foreign benefits related to prior years' losses	-	1.2	11.2	2.3
Repatriation of foreign earnings under AJCA	-	-	(9.0)	-
Restructuring and related charges	-	-	-	(3.7)