Form 10-K, Exhibit 13
period 2007-09-30
ENERGIZER HOLDINGS INC
filed 2007-11-29
CIK 1096752

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

Battery Business Overview
Energizer is one of the world's largest manufacturers and marketers of batteries and flashlights competing primarily in the retail battery category. We define the retail battery category as household batteries (alkaline, carbon zinc, lithium and rechargeable) and specialty batteries (miniature and photo). We market a complete line of household batteries with two primary brands, Energizer and Eveready, which are well known throughout the world.

Alkaline batteries are the predominant household battery chemistry in developed parts of the world, while carbon zinc batteries continue to play a significant role in less developed countries throughout the world. Recently, higher power, higher priced lithium and rechargeable batteries have grown significantly in response to more demanding power needs of more advanced devices such as digital cameras. We use our full portfolio of products and brands to meet consumer and retail customer needs and to maintain and enhance our position across the varied markets of the world. Our presence outside the United States (U.S.) runs from highly developed economic markets to emerging markets with lower per capita income. Our portfolio of products allows us to compete in low price markets and take advantage of trading consumers up to higher performing products as the macroeconomic trends improve.

Energizer operates 19 manufacturing and packaging facilities in 12 countries on four continents. Its products are marketed and sold in more than 165 countries, primarily through a direct sales force, and also through distributors and wholesalers.

In the U.S., the battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Unit growth has been positive for many years, but moderated in 2007, partially due to lower hurricane-related activity. Category value has grown in recent years as consumers trade up to higher performing batteries, and due to price increases in 2006 and 2007 in response to rising material costs. Overall category value has been negatively impacted in recent years by consumer purchases shifting to larger package sizes which sell at lower per unit prices. This impact was less pronounced in 2007 as compared to the previous two fiscal years, and it is difficult to predict what impact, if any, package size mix will have in the future.

Energizer is well positioned to meet the needs of customer and consumer demands, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence across the retail channels. Energizer estimates its share of the total U.S. retail battery category was approximately 39% in 2007, 37% in 2006 and 36% in 2005.

Internationally, the battery category is also extremely competitive, with Energizer and its competitors fighting for distribution and shelf space. Unit volume growth is strongest in developing markets and more modest in developed markets. Pricing increases in response to rising material costs have occurred in a number of markets, but have also lagged in areas where competitive pressures are the greatest. As in the U.S., consumer purchases internationally have begun to shift to larger pack sizes which sell at lower per unit prices, particularly in 2007. It is unclear how significant this package size mix will be in the future. The U.S. dollar has weakened against most major currencies over the last year, improving international results in U.S. dollar terms. A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, currencies strengthening relative to the U.S. dollar improve margins as product costs in local currency terms decline. Conversely, weakening currencies relative to the U.S. dollar can be significantly unfavorable unless mitigated through pricing actions. Changes in the value of local currencies will continue to impact segment profitability in the future. At mid-November 2007 levels, overall currency translation is favorable compared to average 2007 rates.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Razors and Blades Business Overview
SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. SWS operates four manufacturing facilities worldwide and its products are sold in more than 135 countries. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 20% in 2007 and 21% in 2006 and 2005 with men’s shaving systems accounting for the decline in 2007.

Globally, SWS products hold the number two market position in the wet shave products category, with one competitor accounting for a substantial majority of global wet shave sales. All other competitors constitute a small minority of category sales. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

A significant portion of product cost is closely tied to the U.S. dollar and the euro. As such, SWS results are highly sensitive to fluctuations in other currencies, particularly the Japanese yen, where much of its products are sold. Strengthening of currencies compared to the U.S. dollar, and to a lesser extent to the euro, improves margins while declines in such currency values reduce margins. At mid-November 2007 levels, currency translation is favorable to SWS compared to average 2007 rates.

Acquisition of Playtex Products, Inc. (Playtex)
On October 1, 2007, the Company paid approximately $1,900 for the acquisition of all outstanding Playtex common stock, repayment or defeasance of outstanding Playtex debt, and other transaction costs. Playtex operates eight manufacturing and packaging facilities in the U.S. Playtex is a leading North American manufacturer and marketer in the skin, feminine and infant care industries, with a diversified portfolio of well-recognized branded consumer products.

As a result of the Playtex acquisition, the Company’s total debt is just under $3,300 with a blended interest rate of 5.6%. We expect our future effective tax rate to be approximately one percentage point higher as a result of the Playtex acquisition. This increase reflects the concentration of Playtex profits in the U.S., which has a higher tax rate than our historical average. In addition to the other impacts from the Playtex acquisition, our results for the December and March quarters will be negatively impacted by an inventory write-up necessary under purchase accounting rules. The Company will begin reporting results of Playtex operations as of the beginning of fiscal 2008.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Financial Results
Net earnings for the year ended September 30, 2007 were $321.4 compared to $260.9 in 2006 and $280.7 in 2005. Basic and diluted earnings per share in 2007 were $5.67 and $5.51, respectively, compared to $4.26 and $4.14 in 2006 and $3.95 and $3.82 in 2005.

Current year net earnings include the following items, stated on an after-tax basis:

  favorable adjustments to deferred tax balances and prior years’ tax accruals and previously unrecognized tax benefits related to foreign losses of $21.9, or $0.37 per diluted share, partially offset by charges of $12.2, or $0.21 per diluted share, related to European restructuring programs.

Fiscal 2006 net earnings included the following items, stated on an after-tax basis:

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

Operating Results

Net Sales
Net sales in 2007 increased $288.2, or 9%, in absolute dollars, or $212.7, or 7%, on a constant currency basis compared to 2006. All three segments contributed to the increase. Net sales in 2006 increased $87.1, or 3%, in absolute dollars and $110.4, or 4%, on a constant currency basis compared to 2005. Both the North America and International Battery segments accounted for the 2006 increased absolute dollar sales while the Razors and Blades segment sales were flat in absolute dollars and up 2% on a constant currency basis. See Segment Results below for additional discussion of sales changes.

Gross Profit
Gross profit dollars increased $123.9 in 2007 with increases in all three segments. The 2007 increase includes favorable currency of $58.0. In 2006, gross profit dollars increased $3.1 primarily on increases in the Razors and Blades and North America Battery segments, partially offset by a decline in the International Battery segment.

Gross margin percentage was 47.7% of sales in 2007, 48.1% in 2006 and 49.4% in 2005. The margin percentage decline in 2007 is primarily due to lower margin in our International Battery segment. The margin percentage decline in 2006 reflects lower profit percentage in both battery segments, partially offset by an increase in the Razors and Blades segment. Higher material costs were the primary factor in battery gross margin percentage declines in both years. See Segment Results for a discussion of gross profit in each operating segment.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Selling, General and Administrative
Selling, general and administrative expense (SG&A) increased $26.0 in 2007 due to currency impacts of $15.0 and higher spending in the battery businesses, partially offset by lower restructuring charges. In 2006, SG&A increased $20.5 due to higher restructuring charges, and to a lesser extent, increases in each segment.

SG&A expenses were 18.7%, 19.6% and 19.4% of sales in 2007, 2006 and 2005, respectively. The decline in 2007 was driven by the lower restructuring charges and lower spending as a percent of sales in the razors and blades business.

Advertising and Promotion
Advertising and promotion (A&P) increased $26.3 in 2007 with increased spending in both battery segments and currency impacts of $9.6. A&P decreased $18.7 in 2006 on lower spending in the International Battery and Razors and Blades segments.

A&P expense was 11.7%, 12.0% and 13.0% of sales for 2007, 2006 and 2005, respectively. A&P expense can vary from year to year with new product launches, strategic brand support initiatives and the overall competitive environment.

Research and Development
Research and development (R&D) expense was $70.7 in 2007, $74.2 in 2006 and $69.9 in 2005. The expense in 2006 includes a $4.6 increase in the Razors and Blades segment primarily related to a discrete R&D project. As a percent of sales, R&D expense was 2.1% in 2007, 2.4% in 2006 and 2.3% in 2005.

Segment Results
Operations for the Company are managed via three major segments - North America Battery (U.S. and Canada battery and lighting products), International Battery (rest of world battery and lighting products) and Razors and Blades (global razors, blades and related products). The Company reports segment results reflecting all profit derived from each outside customer sale in the region in which the customer is located. Research and development costs for the battery segments are combined and included in the Total Battery segment results. Research and development costs for Razors and Blades are included in that segment’s results. Segment performance is evaluated based on segment operating profit exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information presented in Note 17 to the Consolidated Financial Statements.

The Company’s operating model includes a combination of stand-alone and combined business functions between the battery and razors and blades businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions and environmental activities, and in some countries, combined sales forces and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

Beginning in the first fiscal quarter of 2008, as a result of the Playtex acquisition and subsequent realignment of management responsibilities, the Company will report results of two segments: the Household Products segment, which will include global batteries and lighting products, and the Personal Care segment, which will include global wet shave, skin care, feminine care and infant care.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

NORTH AMERICA BATTERY

	2007	2006	2005
Net sales	$1,330.6	$1,233.8	$1,173.1
Segment profit	$330.5	$300.7	$295.8

For the year ended September 30, 2007, sales increased $96.8, or 8%, primarily due to favorable pricing and product mix of $54.8 and higher sales volume of $38.1. Fiscal 2007 benefited from price increases implemented in both 2006 and 2007 in response to significant increases in material costs. For the current year, Energizer MAX unit sales were flat reflecting soft volume in the overall premium alkaline battery segment of the category, partially due to virtually no hurricane-related consumption. Lithium and rechargeable battery units grew in excess of 30%. Canadian currency translation favorably impacted sales by $3.9.

Gross profit increased $49.9 in 2007 as higher sales were partially offset by higher product costs, primarily due to the increased cost of zinc. Product cost in the current year was unfavorable $33.9 compared to the same period last year as material cost increases of $49.7 were partially offset by other cost reductions. Segment profit increased $29.8, or 10%, as higher gross profit was partially offset by higher advertising, promotion and selling expenses.

For the year ended September 30, 2006, sales increased $60.7, or 5%, virtually all due to higher volume. Energizer MAX volume for the year increased 4% as higher general demand was partially offset by a decline in hurricane-related battery sales. Fiscal 2006 had approximately $5 of hurricane-related sales compared to approximately $21 in 2005. High performance lithium and rechargeable battery volume grew more than 40%. Battery charger sales were up more than 50%, including the launch of our new Energi To Go cell phone charger line. For our portfolio of lower priced products, which includes carbon zinc and Eveready Gold alkaline batteries, volume declined 2% in 2006. Overall pricing and product mix were unfavorable $7.6 in 2006 as higher list prices, particularly in the latter portion of the year, were more than offset by a continuing shift to trade channels that feature larger package sizes with lower per unit prices. Canadian currency translation favorably impacted sales by $6.1 in 2006 compared to 2005.

Gross profit dollars increased $10.9 in 2006 as contribution from higher sales was partially offset by $16.7 of unfavorable product costs. Material and distribution costs were unfavorable $20, with zinc cost increases accounting for the vast majority of the total. Segment profit increased $4.9, as higher gross profit was partially offset by higher A&P and general and administrative expenses.

INTERNATIONAL BATTERY

	2007	2006	2005
Net sales	$1,045.7	$913.3	$885.9
Segment profit	$177.7	$177.3	$178.5

For the year ended September 30, 2007, net sales increased $132.4, or 14%, with favorable currency accounting for $45.3 of the increase. On a constant currency basis, sales increased 10%, as higher volumes in all areas contributed $73.5 and overall pricing and product mix was favorable $13.6. The volume contribution reflects double digit unit growth rates for branded alkaline, rechargeable and lithium batteries, while carbon zinc units declined. Price increases in a number of markets in response to material cost increases were partially offset by unfavorable product mix, primarily in Europe.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Gross profit increased $32.9 in absolute dollars, but declined $5.1 on a constant currency basis, as the contribution from higher volume and pricing was more than offset by $49.4 of unfavorable product cost, primarily due to material costs. Segment profit was essentially flat in absolute dollars but declined $26.2 excluding currency impacts due to higher SG&A and A&P expenses in addition to the gross profit impact.

For the year ended September 30, 2006, net sales increased $27.4, or 3%. Excluding currency impacts, International Battery sales increased $38.3, or 4%, on higher volume partially offset by unfavorable pricing and product mix, primarily in Europe. An extremely competitive European pricing environment, combined with sales shifting to larger package sizes that sell at lower per unit prices, accounted for the unfavorable pricing.

Gross profit declined $9.7 in 2006, including $7.0 of unfavorable currency impact. Absent currencies, gross profit declined $2.7 in spite of higher sales as the contribution of higher volume was more than offset by unfavorable pricing and product mix and higher material costs. Overall product cost was unfavorable $9.6 as higher material and distribution costs of $16 were partially offset by other production cost savings. Segment profit declined $1.2, including $4.2 unfavorable currency impact. Absent currencies, segment profit increased 2% as lower A&P expense more than offset gross profit declines and higher selling costs.

RAZORS AND BLADES

	2007	2006	2005
Net sales	$988.8	$929.8	$930.8
Segment profit	$155.5	$127.7	$107.5

Razors and Blades sales in 2007 increased $59.0, including $26.3 of favorable currency impacts. Initial launch sales of new products in the current year were approximately $26 compared to approximately $52 in the same period last year. Absent currency and initial product launches discussed above, sales increased 6%, as Quattro branded system products contributed $40 of sales growth, disposables contributed $32 and Intuition contributed $14 partially offset by lower sales of older technology products.

Segment profit increased $27.8 in 2007, on $16.4 of contribution from higher sales, favorable currency of $3.8, and lower SG&A and R&D expenses. Lower SG&A reflects cost savings of European restructuring. R&D expense declined $3.7 due to the inclusion of a large, discrete R&D project expense in the prior year.

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

In 2006, segment profit increased $20.2 in absolute dollars and $27.8, or 26%, on a constant currency basis. Excluding currency, higher sales, lower product cost and cost mix accounted for the bulk of the improved profitability. A&P expense declined $9.8 for the year as significant reductions in early 2006 were partially offset by a $12.9 increase in the fourth quarter primarily in support of Quattro Titanium. The decline in A&P for the year reflects lower consumer promotions and sampling, partially offset by higher advertising. R&D and marketing and selling spending increased $4.6 and $2.5, respectively.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

GENERAL CORPORATE AND OTHER EXPENSES

	2007	2006	2005
General Corporate Expenses	$93.3	$87.0	$96.0
Restructuring and Related Charges	18.2	37.4	5.7
Foreign Pension Charge	-	4.5	-
General Corporate and Other Expenses	$111.5	$128.9	$101.7
% of total net sales	3.3%	4.2%	3.4%

General Corporate Expenses
General corporate expenses increased in 2007 compared to 2006 due to higher stock-based compensation, partially offset by lower project related costs. In 2006, general corporate expenses decreased $9.0, due to lower incentive and stock-based compensation and legal expenses.

Restructuring and Related Charges
The Company continually reviews its battery and razors and blades business models to identify potential improvements and cost savings. A project commenced in 2006 to improve effectiveness and reduce costs of European packaging, warehouse and distribution activities, including the closing of the Company's battery packaging facility in Caudebec, France, as well as consolidation of warehouse and distribution activities. The Company also commenced a project to integrate battery and razors and blades commercial management, sales and administrative functions in certain European countries. In 2007, total pre-tax charges related to these projects were $18.2, and include exit costs of $7.0 which represent employee severance and contract terminations, as well as $11.2 for other non-exit costs related to the project. Total pre-tax charges related to the projects were $37.4 in fiscal 2006, and include exit costs of $28.2 which represented employee severance, contract terminations and other exit costs, as well as $9.2 for other costs related to the project.

As of September 30, 2007, the projects are substantially complete and virtually all charges have been recorded. Beginning in 2008, it is expected the projects will result in $21 to $24 of annualized cost savings. Cost savings of approximately $17 have been realized in 2007.

See Note 5 to the Consolidated Financial Statements for further information on restructuring activities.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Interest and Other Financing Items
Interest expense increased $13.3 in 2007 and $25.5 in 2006 due to higher average borrowings resulting from share repurchases and higher interest rates.

Other financing expense was favorable $15.8 in 2007 compared to 2006 due to higher interest income of $11.0 and currency exchange gains in 2007 compared to currency exchange losses in 2006. Other financing expense was unfavorable $3.6 in 2006 compared to 2005, primarily due to lower currency exchange losses.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 26.0%, 26.8% and 27.8% of earnings before income taxes in 2007, 2006 and 2005, respectively. Income taxes include the following items which impact the overall tax rate:

  In 2007, 2006 and 2005, $4.3, $5.7 and $14.7, respectively, of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carry-forwards prior to expiration. Improved profitability in Mexico in 2007 and 2006 and Germany in 2005 account for the bulk of the benefits recognized.

  Legislation enacted in Germany in August 2007 reduced the tax rate applicable to the Company’s subsidiaries in Germany for fiscal 2008 and beyond. Thus an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

  Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and changes in estimates related to uncertain tax positions in a number of jurisdictions. Such adjustments decreased the income tax provision by $7.9, $10.9 and $10.6 in 2007, 2006 and 2005, respectively.

  2005 included $9.0 of additional taxes related to repatriation of foreign earnings under provisions of the American Jobs Creation Act, which provided for an 85% exclusion of qualifying dividends from normal U.S. tax rates.

Excluding the items discussed above, the income tax percentage was 31.0% in 2007, 31.5% in 2006 and 32.0% in 2005.

The Company's effective tax rate is highly sensitive to country mix from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax countries, increases in repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax accrual estimates could increase or decrease future tax provisions.

Liquidity and Capital Resources

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $445.3 in 2007, an increase of $72.3 from 2006 due to improved operating cash flow before changes in working capital. Cash flow from operations was $373.0 in 2006, an increase of $77.1 from 2005, primarily on lower net working capital investment in 2006.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Working capital, which is defined as current assets less current liabilities was $888.5 and $708.2 at September 30, 2007 and 2006, respectively. Working capital changes reflect higher current assets, partially offset by higher short-term debt and other current liabilities. Accounts receivable increased on higher sales and timing of end of year volume and promotional structure. Inventories increased primarily due to higher material costs. Other current liabilities reflect higher accrued advertising, promotion and allowances for both businesses.

Investing Activities
Net cash used by investing activities was $82.3, $115.6 and $97.1 in 2007, 2006 and 2005, respectively. The Company made an investment in its prepaid share options (PSO) of $19.6 in 2006. See Note 13 for further discussion on the PSO. Capital expenditures were $88.6, $94.9 and $103.0 in 2007, 2006 and 2005, respectively. These expenditures were funded by cash flow from operations. Capital expenditures decreased in 2007 due to lower information systems capital spending. See Note 17 of the Consolidated Financial Statements for capital expenditures by segment. On October 1, 2007, the Company paid approximately $1,900 for the acquisition of all outstanding Playtex common stock, repayment or defeasance of outstanding Playtex debt, and other transaction costs. See Financing Activities below for discussion of financing of the transaction.

Capital expenditures of approximately $185 are anticipated in 2008 with increases in production related capital for existing businesses and planned spending for Playtex. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
The Company’s total borrowings were $1,625.0 at September 30, 2007. The Company maintained total committed debt facilities of $2,140.0, of which $558.0 was available as of September 30, 2007.

In October 2007, the Company borrowed approximately $1,500 under a bridge loan facility which, together with cash on hand was used to acquire Playtex. The Company subsequently refinanced $890 of the bridge loan with long-term debt financing, with maturities ranging from three to ten years and fixed rates ranging from 5.71% to 6.55%. The Company expects to replace the remaining outstanding bridge loan with permanent financing during the December quarter. As a result of the new financing arrangement, total outstanding debt in October was approximately $3,300 and the Company currently has $387.0 of additional available committed debt facilities to meet its ongoing liquidity needs.

Under the terms of the Company’s debt facilities, the ratio of the Company’s indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) cannot be greater than 4.0 to 1, and may not remain above 3.5 to 1 for more than four consecutive quarters. In addition, the ratio of its current year EBIT to total interest expense must exceed 3.0 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.5 to 1, and the ratio of its EBIT to total interest expense was 5.9 to 1 as of September 30, 2007. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity is unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

The Company purchased shares of its common stock as follows (shares in millions):

			Total Average
Fiscal Year	Shares	Cost	Price
2007	0.8	$53.0	$67.67
2006	11.3	$600.7	$53.02
2005	8.1	$457.4	$56.37

The Company has 8.0 million shares remaining on the current authorization from its Board of Directors to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company’s significant contractual obligations at September 30, 2007 is shown below, and excludes the impact of the Playtex acquisition:

		Less than		3-5	More than 5
	Total	1 year	1-3 years	years	years
Long-term debt, including current maturities	$1,582.0	$210.0	$427.0	$390.0	$555.0
Interest on long-term debt	377.8	78.4	129.0	89.5	80.9
Operating leases	53.6	14.2	21.1	9.0	9.3
Total	$2,013.4	$302.6	$717.1	$348.5	$645.2

The Company has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of the normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2007, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

The Company believes that, prior to and following the acquisition of Playtex, cash flows from operating activities and periodic borrowings will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

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

In addition, the Company has investments in Venezuela, which currently require government approval to convert local currency to U.S. dollars at official government rates. Recently, government approval for currency conversion to satisfy U.S. dollar liabilities to foreign suppliers has been delayed, resulting in higher cash balances and higher past due U.S. dollar payables within our Venezuelan subsidiary. If the Company was forced to settle its Venezuelan subsidiary’s U.S. dollar liabilities using unofficial, parallel currency exchange mechanisms as of September 30, 2007, it would result in a currency exchange loss of approximately $32.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows, foreign currency derivatives with durations of generally one year or less including forward exchange contracts, purchased put and call options and zero-cost option collars. The Company has not designated any of these types of financial instruments as hedges for accounting purposes in the three years ended September 30, 2007.

The Company’s foreign currency derivative contracts outstanding at year-end hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The contractual amounts of the Company's forward exchange contracts and purchased currency options in U.S. dollar equivalents were $67.1 and $21.3 at September 30, 2007 and 2006, respectively.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. The Company will use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These hedging instruments are accounted for as cash flow hedges. At September 30, 2007, the fair market value of the Company's outstanding hedging instruments was an unrealized pre-tax loss of $15.3. Contract maturities for these hedges extend into fiscal year 2009.

During the current fiscal year, the Company discontinued hedge accounting treatment for some of its contracts, most of which were settled or unwound during the year. These contracts no longer met the accounting requirements of a cash flow hedge because it became probable that the original forecasted transactions would not occur by the end of the originally specified time period. The pre-tax losses on these hedges of $2.5 were recorded in Cost of Products Sold.

Interest Rate Exposure
At September 30, 2007 and 2006, the fair market value of the Company's fixed rate debt is estimated at $1,423.1 and $1,454.8, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2007 and 2006 by $51.9 and $30.2, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $40.4 and $46.2 at September 30, 2007 and 2006, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2007 and 2006, the Company had $150.0 and $288.6 variable rate debt outstanding, respectively. The book value of the Company’s variable rate debt approximates fair value. A hypothetical 10% increase in variable interest rates would have had an annual unfavorable impact of $0.9 and $1.8 in 2007 and 2006, respectively, on the Company’s earnings before taxes and cash flows, based upon these year-end debt levels. Immediately following the fiscal 2007 year-end as a result of the additional debt from the Playtex transaction, a hypothetical 10% increase in variable interest rates would have had an annual unfavorable impact of $5.4. The primary interest rate exposures on variable rate debt are short-term rates in the U.S. and certain Asian countries.

Stock Price Exposure
The Company holds a net-cash settled prepaid share option (PSO) with a financial institution to mitigate the after-tax impact of changes in the Company’s deferred compensation liabilities tied to the Company’s stock. The fair market value of the PSO is included in other current assets and was $59.3 and $50.8 at September 30, 2007 and 2006, respectively. Under accounting rules, the PSO is a hybrid security consisting of a host loan instrument and an embedded derivative instrument, which is carried at fair value. The change in fair value of the PSO for the year ended September 30, 2007 and 2006 resulted in income of $23.2 and $10.8, respectively.

Seasonal Factors
The Company's battery segment results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter battery sales accounted for 30% of total battery net sales in 2007, and 31% of total battery sales in both 2006 and 2005. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery sales.

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

Accrued environmental costs at September 30, 2007 were $12.5, of which $2.6 is expected to be spent in fiscal 2008. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. More recently, the cost of zinc, nickel, steel, oil and other commodities used in the Company’s production and distribution has increased to levels well above those of prior years. Looking forward, we expect material costs for the battery business to continue to be unfavorable, particularly in the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007. Implemented price increases and other product cost savings are expected to fully offset these increases.

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

  Revenue Recognition The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

  The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues at the time of sale the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales.

  The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

  Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods, and therefore, generally affect the Company’s recognized expense and recorded obligation in future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company uses the yield on high-quality bonds that coincides with the cash flows of its plans’ estimated payouts. For the U. S. plans, which represent the Company’s most significant obligations, the CitiGroup yield curve is used in determining the discount rates.

  Of the assumptions listed above, changes in the expected assets return have the most significant impact on the Company’s annual earnings prospectively. A one percentage point decrease or increase in expected assets return would decrease or increase the Company’s pre-tax pension expense by $8.0.

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

  Acquisitions The Company uses the purchase method, which requires the allocation of the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

ENERGIZER HOLDINGS, INC.
(Dollars in millions except per share data)

Accounting Standards
See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

Forward-Looking Information
Statements in the Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding the Company’s positioning to meet consumer demand and the benefits of its portfolio of products; the Company’s estimates of its share of total U.S. retail battery market and share of the wet shave category in major markets; the impact of changes in the value of local currencies on segment profitability; estimates of the Company’s normalized tax rate for fiscal 2008; the negative impact on results in future quarters from Playtex inventory write-ups required under purchase accounting rules; the Company’s annualized cost savings from European restructuring projects; estimated capital expenditures for fiscal year 2008 and their source of financing; the likelihood of acceleration of the Company’s debt covenants, the anticipated adequacy of cash flows and the Company’s ability to meet liquidity requirements; the impact of adverse changes in interest rates, currency exchange losses in Venezuela and the market risk of foreign currency derivatives; the mitigating impact of changes in value of the prepaid share option on deferred compensation liabilities; the materiality of future expenditures for environmental matters and environmental control equipment; anticipated material cost increases in the first quarter of fiscal 2008, and the impact of the Company’s implemented price increases and product cost savings in offsetting those higher costs; potential adjustments to accruals for promotional program costs; the impact of variations from assumptions on pension asset returns on the Company’s pre-tax pension expense; and the valuation of long-lived assets, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

The Company advises readers that various risks and uncertainties could affect its financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected. Shifts in consumer demands or needs, competitive activity or product improvements, or further retailer consolidations may dilute or defeat the benefits of the Company’s consumer positioning and strategy. The Company’s estimates of its U.S. alkaline market share and estimates of share of the wet shave category are based solely on limited data available to the Company and management’s reasonable assumptions about market condtions, and consequently may be inaccurate, or may not reflect segments of the retail market. Global economic conditions and fluctuations in currency exchange rates could significantly impact current exchange rates, resulting in a more significant impact on segment profitability than is currently anticipated. The Company’s effective tax rate for fiscal 2008 could be impacted by legislative or regulatory changes by federal, state and local, and foreign, taxing authorities, as well as by the profitability or losses of the Company’s various subsidiary operations in both high-tax and low-tax countries. The impact of Playtex inventory write-ups could be impacted by changes in those requirements, inventory levels, and inventory valuations. With respect to the European restructurings, estimates of annual savings may be impacted by a number of factors, including limits on available efficiencies, unforeseen integration complexities, and greater than anticipated ongoing operations expenses associated with the combined operations. Liquidity issues or alternative cash flow uses, competitive activity or general economic changes could impact the amount and timing of capital expenditures. Unforeseen fluctuations in levels of the Company’s operating cash flows, or inability to maintain compliance with its debt covenants, could limit the Company’s ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. Economic turmoil and currency fluctuations could increase the Company’s risk from unfavorable impact on variable-rate debt, currency derivatives and other financial instruments. Deferred compensation liabilities reflecting the value of the Common Stock may increase significantly, depending on market fluctuation and employee elections, but such increase may not be reflected in a comparable increase in the value of the prepaid share option. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on the Company’s financial position. Estimates of environmental liabilities are based upon, among other things, the Company’s payments and/or accruals with respect to each remediation site; the number, ranking and financial strength of other responsible parties (PRPs); the status of the proceedings, including various settlement agreements, consent decrees or court orders; allocations of volumetric waste contributions and allocations of relative responsibility among PRPs developed by regulatory agencies and by private parties; remediation cost estimates prepared by governmental authorities or private technical consultants; and the Company’s historical experience in negotiating and settling disputes with respect to similar sites – and such estimates may prove to be inaccurate. The impact of material cost increases could be more significant than anticipated, as it is difficult to predict with any accuracy whether raw material, energy and other input costs will stabilize or continue to increase, since such costs are impacted by multiple economic, political and other factors outside of the Company’s control. Higher than anticipated material cost increases, competitive promotional activity or pricing or promotional demands from retailer customers, could limit the effectiveness of implemented price increases and product cost savings in future periods. Adjustments to accruals for promotional programs and calculations of impairment of long-lived assets may be more significant than anticipated. The impact of decreases in the expected returns from pension assets may have a greater than anticipated impact on pension expenses. Additional risks and uncertainties include those detailed from time to time in the Company’s publicly filed documents.

Summary Selected Historical Financial Information
(Dollars in millions except per share data)

Statement of Earnings Data	FOR THE YEAR ENDED SEPTEMBER 30,
	2007	2006	2005	2004	2003 (a)
Net sales	$3,365.1	$3,076.9	$2,989.8	$2,812.7	$2,232.5
Depreciation and amortization	115.0	117.5	116.3	115.8	83.2
Earnings before income taxes (b)	434.2	356.6	388.7	347.8	227.3
Income taxes	112.8	95.7	108.0	86.8	63.8
Net earnings (c)	321.4	260.9	280.7	261.0	163.5
Earnings per share:
Basic	$5.67	$4.26	$3.95	$3.24	$1.90
Diluted	$5.51	$4.14	$3.82	$3.13	$1.85
Average shares outstanding:
Basic	56.7	61.2	71.0	80.6	85.9
Diluted	58.3	63.1	73.5	83.4	88.2

Balance Sheet Data	SEPTEMBER 30,
	2007	2006	2005	2004	2003 (a)
Working capital	$888.5	$708.2	$626.4	$469.2	$516.0
Property, plant and equipment, net	649.9	659.9	682.5	705.6	701.2
Total assets	3,553.0	3,132.6	2,973.8	2,931.7	2,747.3
Long-term debt	1,372.0	1,625.0	1,295.0	1,059.6	913.6

(a)	Schick-Wilkinson Sword was acquired March 28, 2003.

(b)	Earnings before income taxes were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2007	2006	2005	2004	2003
Provisions for restructuring and related costs	$(18.2)	$(37.4)	$(5.7)	$(5.2)	$(0.2)
Foreign pension charge	-	(4.5)	-	-	-
Special terminations benefits	-	-	-	(15.2)	-
Acquisition inventory valuation	-	-	-	-	(89.7)
Early debt payoff	-	-	-	-	(20.0)
Gain on sale of property	-	-	-	-	5.7
Intellectual property rights income	-	-	-	1.5	8.5
Total	$(18.2)	$(41.9)	$(5.7)	$(18.9)	$(95.7)

(c)	Net earnings were (reduced)/increased due to the following items:

	FOR THE YEAR ENDED SEPTEMBER 30,
	2007	2006	2005	2004	2003
Provisions for restructuring and related costs, net of tax	$(12.2)	$(24.9)	$(3.7)	$(3.8)	$-
Foreign pension charge, net of tax	-	(3.7)	-	-	-
Special termination benefits, net of tax	-	-	-	(9.6)	-
Acquisition inventory valuation, net of tax	-	-	-	-	(58.3)
Early debt payoff, net of tax	-	-	-	-	(12.4)
Gain on sale of property, net of tax	-	-	-	-	5.7
Tax benefits recognized related to prior years' losses	4.3	5.7	14.7	16.2	12.2
Adjustments to prior years' tax accruals	7.9	10.9	10.6	8.5	7.0
Deferred tax benefit due to statutory rate change	9.7	-	-	-	-
Repatriation under the American Jobs Creation Act	-	-	(9.0)	-	-
Intellectual property rights income, net of tax	-	-	-	0.9	5.2
Total	$9.7	$(12.0)	$12.6	$12.2	$(40.6)

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

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2007 was effective. The Company’s internal control over financial reporting as of September 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment to FASB Statements No. 87, 88, 106, and 132(R), as of September 30, 2007.

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

St. Louis, Missouri
November 29, 2007

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions except per share data)

	YEAR ENDED SEPTEMBER 30,
Statement of Earnings	2007	2006	2005
Net sales	$3,365.1	$3,076.9	$2,989.8

Cost of products sold	1,760.4	1,596.1	1,512.1
Subtotal gross profit	1,604.7	1,480.8	1,477.7
Selling, general and administrative expense	627.9	601.9	581.4
Advertising and promotion expense	395.2	368.9	387.6
Research and development expense	70.7	74.2	69.9
Interest expense	91.2	77.9	52.4
Other financing (income)/expense, net	(14.5)	1.3	(2.3)
Earnings before income taxes	434.2	356.6	388.7
Income taxes	112.8	95.7	108.0
Net earnings	$321.4	$260.9	$280.7

Earnings Per Share
Basic net earnings per share	$5.67	$4.26	$3.95
Diluted net earnings per share	$5.51	$4.14	$3.82

Statement of Comprehensive Income

Net earnings	$321.4	$260.9	$280.7
Other comprehensive income, net of tax
Foreign currency translation adjustments	73.9	29.4	(11.3)
Minimum pension liability change, net of tax of $(8.9) in 2007,	20.5	1.7	(17.1)
$(1.3) in 2006 and $9.2 in 2005
Deferred loss on hedging activity, net of tax of $4.7 in	(10.6)	-	-
2007
Comprehensive income	$405.2	$292.0	$252.3

The above financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

	SEPTEMBER 30,
	2007	2006
Assets

Current assets
Cash and cash equivalents	$363.2	$134.3
Trade receivables, net	788.3	699.6
Inventories	582.3	553.9
Other current assets	277.6	247.3
Total current assets	2,011.4	1,635.1
Property, plant and equipment, net	649.9	659.9
Goodwill	380.1	364.5
Other intangible assets	310.4	306.7
Other assets	201.2	166.4
Total	$3,553.0	$3,132.6

Liabilities and Shareholders Equity

Current liabilities
Current maturities of long-term debt	$210.0	$85.0
Notes payable	43.0	63.6
Accounts payable	255.6	246.6
Other current liabilities	614.3	531.7
Total current liabilities	1,122.9	926.9
Long-term debt	1,372.0	1,625.0
Other liabilities	404.2	368.3
Shareholders equity
Preferred stock, $.01 par value, none outstanding	-	-
Common stock, $.01 par value, issued 97,083,682
at 2007 and 2006, respectively	1.0	1.0
Additional paid-in capital	999.0	950.2
Retained earnings	1,362.7	1,073.2
Common stock in treasury, at cost, 39,772,001 shares at 2007
40,410,791 shares at 2006	(1,755.6)	(1,754.2)
Accumulated other comprehensive income (loss)	46.8	(57.8)
Total shareholders equity	653.9	212.4
Total	$3,553.0	$3,132.6

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEAR ENDED SEPTEMBER 30,
	2007	2006	2005
Cash Flow from Operations
Net earnings	$321.4	$260.9	$280.7
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	115.0	117.5	116.3
Deferred income taxes	(28.6)	(23.3)	(15.6)
Other non-cash charges	41.8	25.4	14.9
Other, net	7.7	11.0	4.8
Operating cash flow before changes in working capital	457.3	391.5	401.1
Changes in assets and liabilities used in operations:
Increase in accounts receivable, net	(41.6)	(15.0)	(46.0)
Increase in inventories	(7.1)	(54.2)	(30.3)
(Increase)/decrease in other current assets	5.9	5.8	(10.8)
Increase/(decrease) in accounts payable	4.2	11.5	(10.4)
Increase/(decrease) in other current liabilities	26.6	33.4	(7.7)
Net cash flow from operations	445.3	373.0	295.9

Cash Flow from Investing Activities
Capital expenditures	(88.6)	(94.9)	(103.0)
Proceeds from sale of assets	3.6	6.6	5.4
Investment in prepaid share options	-	(19.6)	-
Other, net	2.7	(7.7)	0.5
Net cash used by investing activities	(82.3)	(115.6)	(97.1)

Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater
than 90 days	-	497.8	621.0
Cash payments on debt with original maturities greater than 90 days	(10.0)	(15.0)	(430.0)
Net decrease in debt with original maturities of 90 days or less	(146.3)	(123.2)	(10.4)
Common stock purchased	(53.0)	(600.7)	(461.2)
Proceeds from issuance of common stock	35.7	21.4	39.7
Excess tax benefits from share-based payments	36.2	8.2	20.9
Other	-	-	(1.3)
Net cash used by financing activities	(137.4)	(211.5)	(221.3)

Effect of exchange rate changes on cash	3.3	3.9	(2.1)

Net increase/(decrease) in cash and cash equivalents	228.9	49.8	(24.6)
Cash and cash equivalents, beginning of period	134.3	84.5	109.1
Cash and cash equivalents, end of period	$363.2	$134.3	$84.5

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
(Dollars in millions, shares in thousands)

	Dollars			Shares
	2007	2006	2005	2007	2006	2005
Common stock:
Balance at beginning of year	1.0	1.0	1.0	97,084	97,084	97,049
Activity under stock plans	-	-	-	-	-	35
Ending balance	1.0	1.0	1.0	97,084	97,084	97,084

Additional paid-in capital:
Balance at beginning of year	950.2	929.6	898.8
Activity under stock plans	48.8	20.6	30.8
Ending balance	999.0	950.2	929.6

Retained earnings:
Balance at beginning of year	1,073.2	832.7	585.7
Net earnings	321.4	260.9	280.7
Activity under stock plans	(31.9)	(20.4)	(33.7)
Ending balance	1,362.7	1,073.2	832.7

Common stock in treasury:
Balance at beginning of year	(1,754.2)	(1,193.9)	(814.8)	(40,410)	(30,044)	(24,146)
Treasury stock purchased	(53.0)	(600.7)	(457.4)	(783)	(11,331)	(8,114)
Activity under stock plans	51.6	40.4	78.3	1,421	965	2,216
Ending balance	(1,755.6)	(1,754.2)	(1,193.9)	(39,772)	(40,410)	(30,044)

Accumulated other comprehensive income/(loss):

Cumulative translation adjustment:
Balance at beginning of year	(26.4)	(55.8)	(44.5)
Foreign currency translation adjustment	73.9	29.4	(11.3)
Ending balance	47.5	(26.4)	(55.8)

Pension liability:
Balance at beginning of year	(31.4)	(33.1)	(16.0)
Minimum pension adjustment	20.5	1.7	(17.1)
Adjustment to initially apply SFAS 158	20.8	-	-
Ending balance, net of tax of $9.8 in 2007,	9.9	(31.4)	(33.1)
$15.0 in 2006 and $16.2 in 2005

Deferred loss on hedging activity:
Balance at beginning of year	-	-	-
Activity	(10.6)	-	-
Ending balance, net of tax	(10.6)	-	-

Total accumulated other comprehensive
income/(loss)	46.8	(57.8)	(88.9)

Total shareholders equity	$653.9	$212.4	$480.5

The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

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

Financial Instruments and Derivative Securities – The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, purchased options and zero-cost option collars, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The Company also holds a contract with an embedded derivative instrument to mitigate the risk of its deferred compensation liabilities, as discussed further in Note 13. The Company has not designated these financial instruments as hedges for accounting purposes in the three years ended September 30, 2007.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. For further discussion of such instruments, see Note 13.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in selling, general and administrative (SG&A) expense in the Consolidated Statements of Earnings.

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

Property, Plant and Equipment - Property, plant and equipment is stated at historical costs. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $104.6, $109.1 and $111.0 in 2007, 2006 and 2005, respectively.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter. The fair value of each reporting unit is estimated using a discounted cash flow method. Intangible assets with finite lives are amortized on a straight-line basis over expected lives of five to 15 years. Such intangibles are also evaluated for impairment annually.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale. The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues at the time of sale the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

Advertising and Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – In 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the treatment of uncertain income tax positions in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for taxes in interim periods and disclosure requirements. FIN 48 is effective for the Company on October 1, 2007. The Company does not expect the impact of adoption of FIN 48 to be material.

On October 1, 2006, the Company adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statement No. 133 and 140” (SFAS 155). SFAS 155 permits, among other things, an election to record hybrid financial instruments that contain an embedded derivative at fair value rather than bifurcating the instrument for accounting purposes, as required by previous standards. The Company has elected such treatment for its prepaid share option. See Footnote 13 for further information on financial instruments.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which addresses how fair value should be measured when required for recognition or disclosure purposes under GAAP. It also establishes a fair value hierarchy and will require expanded disclosures on fair value measurements. On November 14, 2007, the FASB voted to partially defer the requirements of this guidance for one year making SFAS 157 effective for the Company on October 1, 2009. The Company has not completed assessing the impact that SFAS 157 will have on the Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires employers to recognize the overfunded or underfunded status of a defined benefit pension and a postretirement plan as an asset or liability in its balance sheet. The changes in funded status in that year are required to be reported through other comprehensive income. SFAS 158 was adopted by the Company on September 30, 2007. For full disclosure of SFAS 158, see Note 8. The table below reflects the impact of adopting the provisions of SFAS 158 on the components of the Consolidated Balance Sheet as of September 30, 2007:

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

	Before		After
	Application of	SFAS 158	Application of
	SFAS 158	Adjustments	SFAS 158
Other Assets	$194.7	$6.5	$201.2
TOTAL ASSETS	3,546.5	6.5	3,553.0
Other Current Liabilities	608.9	5.4	614.3
Other Liabilities *	423.9	(19.7)	404.2
TOTAL LIABILITIES	2,913.4	(14.3)	2,899.1
Accumulated Other Comprehensive Income	26.0	20.8	46.8
TOTAL SHAREHOLDERS EQUITY	633.1	20.8	653.9
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$3,546.5	$6.5	$3,553.0

*Includes Deferred Income Tax liability adjustment of $15.7.

No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

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

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2007, 2006 and 2005. Impairment testing of the Company’s reporting units was performed at the area level (North America, Europe, Asia Pacific and Latin America) within each reporting segment of the Company. The fair value of each area reporting unit was estimated using a discounted cash flow method. No adjustments or impairments were deemed necessary.

The following table represents the carrying amount of goodwill by segment at September 30, 2007:

	North America	International	Razors and
	Battery	Battery	Blades	Total
Balance at October 1, 2006	$24.7	$14.5	$325.3	$364.5
Cumulative translation adjustment	-	0.9	14.7	15.6
Balance at September 30, 2007	$24.7	$15.4	$340.0	$380.1

The Company has indefinite-lived and amortizable intangibles. The Company had indefinite-lived trademarks and tradenames of $277.9 at September 30, 2007 and $265.8 at September 30, 2006. Changes in indefinite-lived trademarks and tradenames are currency related. The Company also had pension related intangibles of $4.4 at September 30, 2006.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

Total amortizable intangible assets at September 30, 2007 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net
Tradenames	$11.7	$(5.5)	$6.2
Technology and patents	36.5	(15.6)	20.9
Customer-related	10.4	(5.0)	5.4
Total amortizable intangible assets	$58.6	$(26.1)	$32.5

Amortization expense for intangible assets totaled $5.9 for the current year. Estimated amortization expense for amortized intangible assets for the years ended September 30, 2008 through 2010 is approximately $5.6 and $5.1 for the years ended September 30, 2011 and 2012.

(4) Income Taxes
The provisions for income taxes consisted of the following for the years ended September 30:

	2007	2006	2005
Currently payable:
United States - Federal	$86.4	$63.7	$71.4
State	5.0	3.6	5.3
Foreign	50.0	51.7	46.9
Total current	141.4	119.0	123.6
Deferred:
United States - Federal	(25.3)	(15.8)	(12.3)
State	(0.9)	(0.6)	(1.7)
Foreign	(2.4)	(6.9)	(1.6)
Total deferred	(28.6)	(23.3)	(15.6)
Provision for income taxes	$112.8	$95.7	$108.0

The source of pre-tax earnings was:

	2007	2006	2005
United States	$183.1	$160.2	$150.6
Foreign	251.1	196.4	238.1
Pre-tax earnings	$434.2	$356.6	$388.7

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2007		2006		2005
Computed tax at federal statutory rate	$152.0	35.0%	$124.8	35.0%	$136.0	35.0%
State income taxes, net of federal tax benefit	2.7	0.6	1.9	0.5	3.0	0.8
Foreign tax less than the federal rate	(22.7)	(5.2)	(17.7)	(5.0)	(27.4)	(7.0)
Foreign benefits recognized related to prior years' losses	(4.3)	(1.0)	(5.7)	(1.6)	(14.7)	(3.8)
Adjustments to prior years' tax accruals	(7.9)	(1.8)	(10.9)	(3.1)	(10.6)	(2.7)
Deferred tax benefit due to statutory rate change	(9.7)	(2.2)	-	-	-	-
Taxes on repatriation of foreign earnings under
provisions of the American Jobs Creation Act	-	-	-	-	9.0	2.3
Other taxes on repatriation of foreign earnings	11.3	2.6	4.5	1.3	9.4	2.4
Nontaxable prepaid share option (PSO)	(8.1)	(1.9)	(3.8)	(1.0)	(1.9)	(0.5)
Other, net	(0.5)	(0.1)	2.6	0.7	5.2	1.3
Total	$112.8	26.0%	$95.7	26.8%	$108.0	27.8%

In 2007, 2006 and 2005, $4.3, $5.7 and $14.7, respectively, of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carryforwards prior to expiration. Improved profitability in Mexico in 2007 and 2006 and Germany in 2005 account for the bulk of the benefits recognized.

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns, settlement of tax audits and changes in estimates related to uncertain tax positions in a number of jurisdictions. Such adjustments decreased the income tax provision by $7.9, $10.9 and $10.6 in 2007, 2006 and 2005, respectively. Also, legislation enacted in Germany reduced the tax rate applicable to the Company’s subsidiaries in Germany for fiscal 2008 and beyond. Thus an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

The American Jobs Creation Act of 2004 (AJCA) introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The repatriation of foreign earnings following the criteria prescribed by the AJCA generated an additional tax provision in fiscal 2005 of $9.0.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 are as follows and include current and non current amounts:

	2007	2006
Deferred tax liabilities:
Depreciation and property differences	$(71.0)	$(80.8)
Intangible assets	(39.4)	(41.7)
Pension plans	(33.8)	(30.9)
Other tax liabilities	(9.8)	(3.2)
Gross deferred tax liabilities	(154.0)	(156.6)

Deferred tax assets:
Accrued liabilities	73.3	63.9
Deferred and stock-related compensation	92.3	69.7
Tax loss carryforwards and tax credits	21.2	24.0
Intangible assets	35.3	36.7
Postretirement benefits other than pensions	10.6	28.4
Inventory differences	19.4	18.9
Other tax assets	19.0	31.2
Gross deferred tax assets	271.1	272.8
Valuation allowance	(4.9)	(10.7)
Net deferred tax assets	$112.2	$105.5

There were no material tax loss carryforwards that expired in 2007. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2008, $1.0; 2009, $0.6; 2010, $0.4; 2011, $1.5; 2012, $0.2; thereafter or no expiration, $17.5. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S. The valuation allowance decreased $5.8 in 2007 primarily due to projected utilization in future years that are deemed more likely than not.

At September 30, 2007, approximately $510 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

(5) Restructuring and Related Charges
The Company continually reviews its battery and razors and blades business models to identify potential improvements and cost savings. A project commenced in 2006 to improve effectiveness and reduce costs of European packaging, warehouse and distribution activities, including the closing of the Company's battery packaging facility in Caudebec, France, as well as consolidation of warehouse and distribution activities. The Company also commenced a project to integrate battery and razors and blades commercial management, sales and administrative functions in certain European countries. In 2007, total pre-tax charges related to these projects were $18.2, and include exit costs of $7.0 which represent employee severance and contract terminations, as well as $11.2 for other non-exit costs related to the project. Virtually all of these costs in 2007 were recorded in SG&A expense. Total pre-tax charges related to the projects were $37.4 in fiscal 2006, and include exit costs of $28.2 which represented employee severance, contract terminations and other exit costs, as well as $9.2 for other costs related to the project. In 2006, $8.0 of these costs were reflected in cost of products sold and $29.4 in SG&A expense.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

	Total	Contract	Other Exit	Total Exit
	Severance	Terminations	Costs	Costs
Provision	$23.0	$3.1	$2.1	$28.2
Activity	(5.6)	(0.1)	(0.4)	(6.1)
Balance at September 30, 2006	$17.4	$3.0	$1.7	$22.1
Provision	5.7	1.3	-	7.0
Activity	(18.1)	(2.9)	(1.7)	(22.7)
Balance at September 30, 2007	$5.0	$1.4	-	$6.4

(6) Earnings Per Share
For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEAR ENDED SEPTEMBER 30,
	2007	2006	2005
Numerator:
Net earnings for basic and dilutive earnings per share	$321.4	$260.9	$280.7

Denominator:
Weighted-average shares - basic	56.7	61.2	71.0

Effect of dilutive securities
Stock options	1.0	1.4	1.7
Restricted stock equivalents	0.6	0.5	0.8
Total dilutive securities	1.6	1.9	2.5

Weighted-average shares - diluted	58.3	63.1	73.5

Basic net earnings per share	$5.67	$4.26	$3.95

Diluted net earnings per share	$5.51	$4.14	$3.82

(7) Share-Based Payments
The Company's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2007, 2006 and 2005, respectively, there were 3.3 million, 3.7 million and 3.8 million shares available for future awards.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

The Company permits deferrals of bonus and salary and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution which may be elected in advance by the participant, the number of equivalents then credited to the participant's account is determined and then an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other Liabilities on the Consolidated Balance Sheet.

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), using the “modified retrospective” method. Accordingly, prior year results have been adjusted to incorporate the effects of SFAS 123R. The impact to the Company’s net earnings is consistent with the pro forma disclosures provided in previous financial statements. The Statement of Cash Flows for fiscal year 2005 was adjusted in accordance with SFAS 123R to reflect excess tax benefits as an inflow from financing activities.

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

Total compensation cost charged against income for the Company’s share-based compensation arrangements was $25.3, $16.0 and $14.3 for the years ended September 30, 2007, 2006 and 2005, respectively and was recorded in selling, general and administrative (SG&A) expense. The total income tax benefit recognized in the Consolidated Statement of Earnings for share-based compensation arrangements was $9.2, $5.9 and $5.3 for the years ended September 30, 2007, 2006 and 2005, respectively. Restricted stock issuance and shares issued for stock options exercises under the Company’s share-based compensation program are generally issued from treasury shares.

Options
As of September 30, 2007, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $186.4 and $156.5, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2007, 2006 and 2005 was $107.8, $34.0 and $78.2, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the year ended September 30, 2007 or September 30, 2006. The weighted-average fair value of options granted in fiscal 2005 was $15.27 per option. This was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

2005
Risk-free interest rate	3.86%
Expected life of option	6 years
Expected volatility of ENR stock	22.2%
Expected dividend yield on ENR stock	-

As of September 30, 2007, there was $1.0 of total unrecognized compensation costs related to stock options granted, which will be fully recognized during fiscal 2008. For outstanding nonqualified stock options, the weighted average remaining contractual life is 4.3 years.

The following table summarizes nonqualified ENR stock option activity during the current year (shares in millions):

		Weighted-Average
	Shares	Exercise Price
Outstanding on October 1, 2006	3.81	$25.85
Exercised	(1.54)	23.16
Cancelled	(0.03)	22.52
Outstanding on September 30, 2007	2.24	27.74

Exercisable on September 30, 2007	1.81	$24.43

Restricted Stock Equivalents (RSE)
In October 2005, the Board of Directors approved two different grants of RSE. First, a grant to key employees, included approximately 73,000 shares that vest ratably over four years. The second grant for 80,000 shares was awarded to a group of key senior executives and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2008 fiscal year contingent upon the Company’s compound annual growth in earnings per share (CAGR) for the three year period ending on September 30, 2008. If a CAGR of 10% is achieved, an additional 25% of the grant vests. The remaining 50% will vest in its entirety on the third anniversary of the grant date, only if the Company achieves a CAGR at or above 15%, with smaller percentages of that remaining 50% vesting if the Company achieves a CAGR between 11% and 15%. The total award expected to vest is amortized over the vesting period.

In October 2006, the Board of Directors approved two grants of RSE. First, a grant to key employees included 112,350 shares that vest ratably over four years. The second grant for 303,000 shares was awarded to key senior executives with similar performance and vesting requirements to the RSE award granted in 2005, as described above.

The Company records estimated expense for the performance based grants based on the cumulative program-to-date CAGR for each respective program unless evidence exists that a different ultimate CAGR is likely to occur.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

The following table summarizes RSE activity during the current year (shares in millions):

		Weighted-
		Average Grant
	Shares	Date Fair Value
Nonvested RSE at October 1, 2006	0.53	$42.44
Granted	0.41	73.68
Vested	(0.11)	44.57
Cancelled	(0.04)	68.52
Nonvested RSE at September 30, 2007	0.79	$57.34

As of September 30, 2007, there was $28.7 of total unrecognized compensation costs related to RSE granted under the Plan, which will be recognized over a weighted-average period of approximately 1.1 years. The weighted-average fair value for RSE granted in 2007, 2006 and 2005 was $73.68, $52.81 and $48.90, respectively. The fair value of RSE vested in 2007, 2006 and 2005 was $9.2, $6.9 and $1.9, respectively.

In October 2007, the Company granted RSE awards to key employees which included approximately 283,000 shares that vest ratably over four years. At the same time, the Company granted RSE awards to key senior executives totaling approximately 272,000 which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2010 fiscal year contingent upon the Company’s CAGR for the three year period ending on September 30, 2010. If a CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves a CAGR between 8% and 15%. The total award expected to vest is amortized over the vesting period.

Other Share-Based Compensation
During the quarter ended December 31, 2005, the Board of Directors approved an award for officers of the Company. This award totaled 196,800 share equivalents and has the same features as the restricted stock award granted to senior executives in October 2005 as discussed above, but will be settled in cash and mandatorily deferred until the individual’s retirement or other termination of employment. During 2007, 20,000 shares were forfeited leaving 176,800 nonvested shares at September 30, 2007. The total award expected to vest is amortized over the three year vesting period and the amortized portion is recorded at the closing market price of ENR stock at each period end. As of September 30, 2007, there was $7.1 of total unrecognized compensation costs related to this award. The related liability is reflected in Other Liabilities in the Company’s Consolidated Balance Sheet.

(8) Pension Plans and Other Postretirement Benefits
The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based on years of service and earnings.

During fiscal 2006, the U.S. postretirement plan was amended to eliminate disability benefits for participants who become disabled on or after January 1, 2007. Simultaneously, the Company began providing long-term disability insurance for U.S. employees. Current disabled participants will continue to receive or accrue benefits under the plan as of their disability date. The amendment reduced the plan’s projected benefit obligation by $10.1.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

In September 2006, the Company discovered that one of its non-U.S. subsidiaries had failed over several years to adjust its statutory pension accounting to U.S. GAAP, resulting in a cumulative understatement of its pension liability by $4.5 at September 30, 2005. A charge of $4.5, or $3.7 after-tax, was recorded in the fourth quarter of 2006 to correct the cumulative understatement in prior years, in addition to the recording of the 2006 additional U.S. GAAP expense of $0.6. The Company has determined the effect of this error is not material to any of its previously issued quarterly or annual financial statements, including for the year 2006.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the entire increase in total plan costs. Cost trend rates no longer materially impact the Company’s future cost of the plan.

As discussed in Note 2, the Company adopted SFAS 158 on September 30, 2007, on the required prospective basis. Our September 30, 2007 disclosure is in accordance with the new requirements. We use a September 30 measurement date for our defined benefit pension and postretirement plans.

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2007	2006	2007	2006
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$790.9	$754.5	$51.6	$61.5
Service cost	29.9	26.3	0.4	0.3
Interest cost	41.3	38.4	2.9	3.3
Plan participants' contributions	1.2	1.2	-	-
Actuarial (gain)/loss	(28.8)	5.8	(17.6)	(12.1)
Benefits paid	(42.3)	(36.8)	(2.5)	(1.6)
Plan amendments	-	(10.1)	-	-
Foreign currency exchange rate changes	23.2	11.6	0.7	0.2
Projected Benefit Obligation at end of year	$815.4	$790.9	$35.5	$51.6
Change in Plan Assets
Fair value of plan assets at beginning of year	$704.8	$667.4	$2.4	$2.2
Actual return on plan assets	100.0	50.1	0.1	0.4
Company contributions	18.2	16.2	2.0	1.4
Plan participants' contributions	1.2	1.2	4.1	6.0
Benefits paid	(42.3)	(36.8)	(6.6)	(7.6)
Foreign currency exchange rate changes	13.3	6.7	-	-
Fair value of plan assets at end of year	$795.2	$704.8	$2.0	$2.4
Funded status at end of year	$(20.2)	$(86.1)	$(33.5)	$(49.2)

Unrecognized net transition obligation	n/a	1.3	n/a	-
Unrecognized prior service benefit	n/a	(9.2)	n/a	(28.1)
Unrecognized net loss/(gain)	n/a	116.1	n/a	(9.0)
Prepaid (accrued) benefit cost	n/a	22.1	n/a	(86.3)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

The following table presents the amounts recognized in the Consolidated Balance Sheet and Consolidated Statement of Shareholders Equity.

	September 30,
	Pension		Postretirement
	2007	2006	2007	2006
Amounts Recognized in the Consolidated Balance Sheet
Non current assets	125.2	88.1	-	-
Intangible asset	n/a	4.4	-	-
Current liabilities	(6.2)	-	(0.9)	-
Noncurrent liabilities	(139.2)	(116.8)	(32.6)	(86.3)
Net amount recognized	$(20.2)	$(24.3)	$(33.5)	$(86.3)
Amounts Recognized in Accumulated Other Comprehensive Income
Net loss/ (gain)	38.2	-	(26.4)	-
Prior service cost (credit)	(7.4)	-	(25.9)	-
Transition obligation	1.8	-	-	-
Minimum pension	-	46.4	-	-
Net amount recognized, pre-tax	$32.6	$46.4	$(52.3)	$-

The Company expects to contribute $14.8 to its pension plans and $2.5 to its other postretirement benefit plans in 2008. The Company’s expected future benefit payments are as follows:

	September 30,
	Pension	Postretirement
2008	$47.9	$2.9
2009	42.9	2.8
2010	41.2	2.8
2011	46.9	2.7
2012	49.8	2.7
2013 to 2017	307.1	12.8

The accumulated benefit obligation for defined benefit pension plans was $727.2 and $694.5 at September 30, 2007 and 2006, respectively. The information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	September 30,
	2007	2006
Projected benefit obligation	$200.8	$273.1
Accumulated benefit obligation	169.7	228.2
Fair value of plan assets	53.5	112.4

Pension plan assets in the U.S. plan represent 66% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 64%, (b) debt securities, including higher-quality and lower-quality U.S. bonds: 32% and (c) other: 3%. The U.S. plan held no shares of ENR stock at September 30, 2007. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

The following table presents pension and postretirement expense:

	September 30,
	Pension			Postretirement
	2007	2006	2005	2007	2006	2005
Service cost	$29.9	$26.3	$28.5	$0.4	$0.3	$0.3
Interest cost	41.3	38.4	38.2	2.8	3.3	3.2
Expected return on plan assets	(53.2)	(49.8)	(50.0)	(0.1)	(0.1)	(0.1)
Amortization of unrecognized prior service cost	(1.1)	(0.2)	(0.1)	(2.2)	(2.2)	(2.5)
Amortization of unrecognized transition asset	0.4	0.7	0.2	-	-	-
Recognized net actuarial loss	6.9	6.2	4.7	(0.3)	0.1	-
Net periodic benefit cost	$24.2	$21.6	$21.5	$0.6	$1.4	$0.9

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending September 30, 2008, are as follows:

	Pension	Postretirement
Net actuarial gain/(loss)	(3.9)	2.0
Prior service cost	1.2	2.2
Initial net asset (obligation)	(0.2)	-

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2007	2006	2007	2006
Plan obligations:
Discount rate	5.8%	5.3%	6.0%	5.7%
Compensation increase rate	3.9%	3.8%	3.5%	3.6%
Net Periodic Benefit Cost:
Discount rate	5.3%	5.2%	5.7%	5.5%
Expected long-term rate of return on plan assets	8.0%	8.0%	5.5%	5.5%
Compensation increase rate	3.8%	3.7%	3.6%	3.5%

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.1%.

(9) Defined Contribution Plan
The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s after-tax contribution of 1% of eligible compensation is matched with a 325% Company contribution to the participant’s pension plan account. Amounts charged to expense during fiscal 2007, 2006 and 2005 were $5.6, $5.4 and $5.2, respectively, and are reflected in SG&A and cost of products sold in the Consolidated Statement of Earnings.

(10) Debt
Notes payable at September 30, 2007 and 2006 consisted of notes payable to financial institutions with original maturities of less than one year of $43.0 and $63.6, respectively, and had a weighted-average interest rate of 6.7% and 6.0%, respectively.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

The detail of long-term debt at September 30 is as follows:

	2007	2006
Private Placement, fixed interest rates ranging from 3.1% to 6.2%, due	$1,475.0	$1,485.0
2007 to 2016
Singapore Bank Syndication, multi-currency facility, variable interest at	107.0	225.0
LIBOR + 80 basis points, or 6.7%, due 2010
Total long-term debt, including current maturities	1,582.0	1,710.0
Less current portion	210.0	85.0
Total long-term debt	$1,372.0	$1,625.0

The Company maintains total committed debt facilities of $2,140.0, of which $558.0 remained available as of September 30, 2007.

Under the terms of the Company’s debt facilities, the ratio of the Company’s indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) cannot be greater than 4.0 to 1, and may not remain above 3.5 to 1 for more than four consecutive quarters. In addition, the ratio of its current year Earnings Before Interest and Taxes (EBIT) to total interest expense must exceed 3.0 to 1. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations resulting in acceleration of maturity is unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

Aggregate maturities on long-term debt at September 30, 2007 are as follows: $210.0 in 2008, $100.0 in 2009, $327.0 in 2010, $165.0 in 2011, $225.0 in 2012 and $555.0 thereafter.

In October 2007, the Company borrowed $1,500 under a bridge loan facility which, together with cash on hand was used to acquire Playtex. The Company subsequently refinanced $890 of the bridge loan with long-term debt financing, with maturities ranging from three to ten years and fixed rates ranging from 5.71% to 6.55%. The Company expects to replace the remaining outstanding bridge loan with permanent financing during the December quarter. As a result of the new financing arrangement, total outstanding debt in October was approximately $3,300 and the Company has $387.0 of additional available committed debt facilities to meet its ongoing liquidity needs.

(11) Preferred Stock
The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2007, there were no shares of preferred stock outstanding.

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
(Dollars in millions except per share and percentage data)

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

At September 30, 2007, there were 300 million shares of ENR stock authorized, of which approximately 3.4 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares and 8.0 million shares remain under such authorization as of September 30, 2007. During fiscal year 2007, approximately 0.8 million shares were purchased for $53.0.

(13) Financial Instruments and Risk Management
Foreign Currency Contracts – At times, the Company enters into foreign exchange forward contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. The Company has not designated any financial instruments as hedges for accounting purposes. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which the Company is exposed include external purchase transactions and intercompany receivables, dividends and service fees.

The contractual amounts of the Company's forward exchange contracts were $67.1 and $21.3 in 2007 and 2006, respectively. These contractual amounts represent transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. Foreign currency contracts are generally for one year or less.

Derivative Securities – The Company uses raw materials that are subject to price volatility. Hedging instruments are used by the Company as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These hedging instruments are accounted for under FAS 133 as cash flow hedges.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

At September 30, 2007, the fair market value of the Company’s outstanding hedging instruments was an unrealized pre-tax loss of $15.3. Realized gains and losses are reflected as adjustments to the cost of the raw materials. Over the next 12 months, approximately $13.4 of the loss recognized in Accumulated Other Comprehensive Income will be recognized in earnings. For hedge ineffectiveness, losses of $0.5 were recorded directly to Cost of Products Sold during the current fiscal year. Contract maturities for these hedges extend into fiscal year 2009.

During the current year, the Company discontinued hedge accounting treatment for some of its contracts, most of which were settled or unwound during the current fiscal year. These contracts no longer met the accounting requirements of a cash flow hedge because it was probable that the original forecasted transactions will not occur by the end of the originally specified time period. The pre-tax losses on these hedges of $2.5 were recorded in Cost of Products Sold.

Prepaid Share Options – A portion of the Company’s deferred compensation liabilities is based on Company stock price and is subject to market risk. The Company has entered into a net-cash settled prepaid share option transaction with a financial institution to mitigate this risk. The change in fair value of the prepaid share options is recorded in SG&A in the Consolidated Statements of Earnings. Changes in value of the prepaid share option approximately offset the after-tax changes in the deferred compensation liabilities tied to the Company’s stock price. Market value of the Company’s investment in the prepaid share options was $59.3 and $50.8 at September 30, 2007 and 2006, respectively, with approximately 0.5 and 0.7 million prepaid share options outstanding at September 30, 2007 and 2006, respectively. The settlement date of the options outstanding at 2007 year-end is September 30, 2008. The change in fair value of the prepaid share option for the year ended September 30, 2007 and 2006 resulted in income of $23.2 and $10.8, respectively.

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $91.1 at September 30, 2007. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Financial Instruments – The Company’s financial instruments include cash and cash equivalents, short-term and long-term debt and foreign currency contracts. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

At September 30, 2007 and 2006, the fair market value of fixed rate long-term debt was $1,423.1 and $1,454.8, respectively, compared to its carrying value of $1,475.0 and $1,485.0, respectively. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

The fair value of foreign currency contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, the Company would make an insignificant payment for outstanding foreign currency contracts at September 30, 2007 and 2006. However, these payments are unlikely due to the fact that the Company enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(14) Environmental and Legal Matters
Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the battery and wet shaving products businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2007 were $12.5, of which $2.6 is expected to be spent in fiscal 2008. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Legal Proceedings – The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of its businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, should not be material to the Company’s financial position, taking into account established accruals for estimated liabilities.

(15) Other Commitments and Contingencies
An international affiliate of the Company has $8.3 of funds deposited in a bank account that is acting as collateral for a certain bank loan. The Company has reflected this bank deposit as restricted cash, which is included in other current assets on the Consolidated Balance Sheet. The loan was initiated in June 2004 for a three month period. At each maturity, the Company renewed the agreement. As the loan amount changes, the funds on deposit will be required to increase or decrease with the loan amount. Beginning in 2006, the impact of this transaction is reflected in the investing section of the Consolidated Statement of Cash Flows.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

Total rental expense for all operating leases was $28.0, $27.1 and $26.2 in 2007, 2006 and 2005, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2007, were $14.2 in 2008, $11.6 in 2009, $9.5 in 2010, $6.2 in 2011, $2.8 in 2012 and $9.3 thereafter. These leases are primarily for office facilities.

(16) Supplemental Financial Statement Information

SUPPLEMENTAL BALANCE SHEET INFORMATION:

	2007	2006
Inventories
Raw materials and supplies	$65.1	$75.4
Work in process	109.4	117.8
Finished products	407.8	360.7
Total inventories	$582.3	$553.9
Other Current Assets
Miscellaneous receivables	$41.1	$35.8
Deferred income tax benefits	98.3	88.2
Prepaid expenses	68.1	56.3
Prepaid share options	59.3	50.8
Other	10.8	16.2
Total other current assets	$277.6	$247.3
Property at Cost
Land	$25.3	$26.1
Buildings	206.7	209.1
Machinery and equipment	1,294.0	1,240.1
Construction in progress	54.5	49.2
Total gross property	1,580.5	1,524.5
Accumulated depreciation	930.6	864.6
Total net property at cost	$649.9	$659.9
Other Assets
Pension asset	$125.2	$88.1
Deferred charges and other assets	76.0	78.3
Total other assets	$201.2	$166.4
Other Current Liabilities
Accrued advertising, promotion and allowances	$294.9	$236.8
Accrued salaries, vacations and incentive compensation	112.1	96.7
Other	207.3	198.2
Total other current liabilities	$614.3	$531.7
Other Non-Current Liabilities
Pensions and other retirement benefits	$175.3	$204.5
Deferred compensation	161.6	107.7
Other non-current liabilities	67.3	56.1
Total other non-current liabilities	$404.2	$368.3

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

ALLOWANCE FOR DOUBTFUL ACCOUNTS	2007	2006	2005
Balance at beginning of year	$10.9	$12.5	$15.0
Provision charged to expense, net of reversals	(0.2)	-	0.8
Write-offs, less recoveries	(0.9)	(1.6)	(3.3)
Balance at end of year	$9.8	$10.9	$12.5

INCOME TAX VALUATION ALLOWANCE	2007	2006	2005
Balance at beginning of year	$10.7	$15.1	$24.7
Provision charged to expense	0.5	1.8	4.9
Reversal of provision charged to expense	(4.3)	(5.7)	(14.7)
Write-offs, translation, other	(2.0)	(0.5)	0.2
Balance at end of year	$4.9	$10.7	$15.1

SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

	2007	2006	2005
Interest paid	$90.4	$66.7	$48.1
Income taxes paid	108.5	113.3	86.4

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

The Company’s operating model includes a combination of stand-alone and combined business functions between the battery and razors and blades businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and environmental activities, and in some countries, combined sales forces and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses. Such allocations do not represent the costs of such services if performed on a stand-alone basis.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 18.8%, 18.5% and 17.5% of total net sales in 2007, 2006 and 2005, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments, pension assets and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

Net Sales	2007	2006	2005
North America Battery	$1,330.6	$1,233.8	$1,173.1
International Battery	1,045.7	913.3	885.9
Total Battery	2,376.3	2,147.1	2,059.0
Razors and Blades	988.8	929.8	930.8
Total net sales	$3,365.1	$3,076.9	$2,989.8

	2007	2006	2005
Profitability
North America Battery	$330.5	$300.7	$295.8
International Battery	177.7	177.3	178.5
R&D Battery	(35.9)	(35.7)	(36.0)
Total Battery	472.3	442.3	438.3
Razors and Blades	155.5	127.7	107.5
Total segment profitability	627.8	570.0	545.8
General corporate and other expenses	(111.5)	(128.9)	(101.7)
Amortization	(5.4)	(5.3)	(5.3)
Interest and other financial items	(76.7)	(79.2)	(50.1)
Total earnings before income taxes	$434.2	$356.6	$388.7
Depreciation and Amortization
North America Battery	$47.5	$45.2	$43.9
International Battery	19.0	20.6	19.0
Total Battery	66.5	65.8	62.9
Razors and Blades	42.2	43.0	47.4
Total segment depreciation	108.7	108.8	110.3
Corporate	6.3	8.7	6.0
Total depreciation and amortization	$115.0	$117.5	$116.3
Total Assets
North America Battery	$840.2	$845.2
International Battery	634.2	545.7
Total Battery	1,474.4	1,390.9
Razors and Blades	664.1	621.3
Total segment assets	2,138.5	2,012.2
Corporate	724.0	449.2
Goodwill and other intangible assets	690.5	671.2
Total assets	$3,553.0	$3,132.6
Capital Expenditures
North America Battery	$34.8	$37.2	$57.6
International Battery	19.4	11.5	15.4
Total Battery	54.2	48.7	73.0
Razors and Blades	34.1	37.5	29.6
Total segment capital expenditures	88.3	86.2	102.6
Corporate	0.3	8.7	0.4
Total capital expenditures	$88.6	$94.9	$103.0

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

Geographic segment information on a legal entity basis:

	2007	2006	2005
Net Sales to Customers
United States	$1,561.4	$1,474.5	$1,409.2
International	1,803.7	1,602.4	1,580.6
Total net sales	$3,365.1	$3,076.9	$2,989.8

Long-Lived Assets
United States	$515.7	$502.4
Germany	137.9	126.5
Other International	197.5	197.4
Total long-lived assets	$851.1	$826.3

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Japan representing 4.4%, 5.0% and 5.7% of the Company’s total sales in 2007, 2006 and 2005, respectively. Sales to customers in all other single foreign countries represented less than 5% of the Company’s total sales for each of the three years ended September 30.

Supplemental product information is presented below for net sales:

	2007	2006	2005
Net Sales
Alkaline batteries	$1,461.9	$1,338.0	$1,330.0
Carbon zinc batteries	249.9	242.2	254.0
Other batteries and lighting products	664.5	566.9	475.0
Razors and Blades	988.8	929.8	930.8
Total net sales	$3,365.1	$3,076.9	$2,989.8

(18) Presentation of Statements of Cash Flows
The Statement of Cash Flows for fiscal year 2005 was adjusted in accordance with SFAS 123R to reflect excess tax benefits of $20.9 as an inflow from financing activities.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share and percentage data)

(19) Quarterly Financial Information – (Unaudited)
The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are significantly impacted in the first quarter by the additional battery product sales volume associated with the December holiday season.

	First	Second	Third	Fourth
Fiscal 2007
Net sales	$959.2	$730.9	$800.0	$875.0
Gross profit	454.2	346.3	378.5	425.7
Net earnings	122.3	66.6	62.5	70.0

Basic earnings per share	$2.16	$1.18	$1.10	$1.23
Diluted earnings per share	$2.08	$1.14	$1.06	$1.19

Items increasing/(decreasing) net earnings:
Restructuring and related charges	(2.3)	(3.0)	(2.3)	(4.6)
Adjustments to prior years' tax accruals	-	-	3.5	4.4
Deferred tax benefit due to statutory rate change	-	-	-	9.7
Foreign benefits related to prior years' losses	-	-	4.3	-

	First	Second	Third	Fourth
Fiscal 2006
Net sales	$882.4	$629.5	$734.9	$830.1
Gross profit	431.4	307.8	357.4	384.2
Net earnings	120.5	50.0	51.3	39.1

Basic earnings per share	$1.83	$0.81	$0.86	$0.68
Diluted earnings per share	$1.77	$0.78	$0.83	$0.66

Items increasing/(decreasing) net earnings:
Restructuring and related charges	(3.1)	-	(7.9)	(13.9)
Adjustments to prior years' tax accruals	-	-	8.6	2.3
Foreign benefits related to prior years' losses	-	-	-	5.7

Foreign pension charge	-	-	-	(3.7)

(20) Subsequent Event
On October 1, 2007, the Company paid approximately $1,900 for the acquisition of all outstanding Playtex common stock, repayment or defeasance of outstanding Playtex debt, and other transaction costs. Playtex is a leading North American manufacturer and marketer in the skin, feminine and infant care industries, with a diversified portfolio of well-recognized branded consumer products. Total enterprise value of the transaction was financed through cash and existing and new committed credit facilities. For further information on debt acquired as a result of this acquisition, see Note 10.