Form 10-K, Exhibit 13
period 2008-09-30
ENERGIZER HOLDINGS INC
filed 2008-11-26
CIK 1096752

Exhibit 13

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Management’s Discussion and Analysis of Results of Operations and Financial Condition
(Dollars in millions, except per share and percentage data)

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. The Company reports results in two segments: Household Products, which includes batteries and lighting products and Personal Care, which includes wet shave, skin care, feminine care and infant care products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Household Products Overview
Energizer is one of the world's largest manufacturers and marketers of batteries and lighting products, competing primarily in the retail battery and the battery-operated lights categories. We define the retail battery category as household batteries (alkaline, carbon zinc, lithium and consumer replaceable rechargeable) and specialty batteries (miniature and photo). We market a complete line of household batteries with two primary brands, Energizer and Eveready, which are well known throughout the world.

Alkaline batteries are the predominant household battery chemistry in developed parts of the world, while carbon zinc batteries continue to play a significant yet declining role in less developed countries throughout the world. Recently, higher power, higher priced lithium and rechargeable batteries have grown in response to more demanding power needs of more advanced devices. The Company is well positioned to meet consumers’ household battery needs with a comprehensive portfolio of battery technology to meet a wide variety of device power requirements. In less developed markets, the Company encourages trade-up from value priced batteries to premium batteries; in more developed markets, where power needs are greater, consumers are increasingly trading-up from premium batteries to performance batteries.

Battery-operated flashlights and lanterns are increasingly migrating from traditional incandescent bulbs to LED technology, a shift that has been led by Energizer. The Company offers a full range of lighting solutions, including the headlight line, which allows users to keep their hands free and focused on their activity. As with batteries, the Company has focused on a trade-up strategy to migrate consumers to higher performance lights with higher retail price points.

Energizer operates 19 manufacturing and packaging facilities in 12 countries on four continents. Its products are marketed and sold in more than 165 countries, primarily through a direct sales force, and also through distributors and wholesalers.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Unit growth had been positive for many years, but unit volume declined on a year over year basis in 2008 coincident with a slowdown in consumer spending in most developed markets. We believe household battery volume growth has also been dampened by an increasing number of new devices powered by built in rechargeable battery systems. Despite these factors, category value has grown faster than units in recent years as consumers trade up to higher performing batteries, at the expense of lower value batteries. Additionally, pricing actions in response to rising material costs has raised retail prices. Pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets.

Offsetting trade-up and pricing has been a shift by consumers to larger package sizes, which sell at lower per unit prices. The impact of current economic conditions, new device trends and migration to larger package sizes on overall category value is difficult to predict at this time.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Energizer is well positioned to meet the needs of customer and consumer demands, leveraging category expertise, retail understanding and its portfolio of products to give Energizer a strong presence across the retail channels. Energizer estimates its share of the total U.S. retail battery category was approximately 39% in 2008 and 2007 and 37% in 2006.

A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, strengthening of currencies relative to the U.S. dollar can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar for financial reporting purposes has an impact on reported operating profits. In the last few months, the U.S. dollar has strengthened considerably versus most foreign currencies. At November 17, 2008 foreign currency exchange rates, we estimate the impact to segment profit due to currency translation to be approximately $100 to $110 unfavorable for Household Products as compared to the 2008 average currency translation rate. Changes in the value of local currencies in relation to the U.S. dollar will continue to impact reported sales and segment profitability in the future, and the Company cannot predict the direction or magnitude of future changes.

Personal Care Overview
The Personal Care segment includes wet shave products sold under the Schick and Wilkinson Sword brand names, skin care products sold under the Banana Boat, Hawaiian Tropic, Wet Ones and Playtex brand names, and Feminine Care and Infant Care products sold under the Playtex and Diaper Genie brand names.

Schick-Wilkinson Sword
Schick-Wilkinson Sword (SWS) is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. SWS operates four manufacturing facilities worldwide and its products are sold in more than 140 countries. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 20% in 2008 and 2007 and 21% in 2006.

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

A significant portion of SWS’s product cost is closely tied to the U.S. dollar and the euro. As such, SWS results are highly sensitive to fluctuations in other currencies, particularly Japan, where the Company holds a significant market share position. Strengthening of currencies compared to the U.S. dollar, and to a lesser extent to the euro, improves margins while weakening of such currencies reduces margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar for financial reporting purposes has an impact on reported operating profits. At November 17, 2008 foreign currency exchange rates, we estimate the impact to segment profit due to currency translation to be approximately $25 to $30 unfavorable for Personal Care as compared to the 2008 average currency translation rate. As with the Household Products business, changes in the value of local currencies in relation to the U.S. dollar and, to a lesser extent, the euro will continue to impact reported sales and segment profitability in the future, and the Company cannot predict the direction or magnitude of future changes.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Acquisition of Playtex Products, Inc. (Playtex)
On October 1, 2007, the Company paid $1,875.7 for the acquisition of all outstanding Playtex common stock, repayment or defeasance of outstanding Playtex debt, and other transaction costs. Playtex operates six manufacturing and packaging facilities in the U.S. Playtex is a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In Skin Care, Playtex markets and sells sun care products under two well known brand names, Banana Boat and Hawaiian Tropic. Combining Banana Boat and Hawaiian Tropic, Playtex holds the number one dollar market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. Playtex competes across this full spectrum of sun care products. In addition, Playtex owns the number one market share position in the U.S. hands and face wet wipes category with its Wet Ones brand and the number one dollar market share position for branded U.S. household gloves with its Playtex household gloves.

In Feminine Care, Playtex sells tampon products under the brand names Playtex Gentle Glide and Playtex Sport, both of which are plastic applicator tampons. In the tampon category, consumer purchases are driven primarily by protection, comfort, quality and value. For more than 20 years, Playtex has been the second largest selling tampon brand in the U.S. and maintains a leadership position in the higher growth plastic applicator segment. The tampon category in the U.S. has become more competitive in recent years including substantial new product innovation and increased levels of promotional activity.

The Infant Care product category includes U.S. dollar market share leading infant feeding products marketed under the Playtex brand name and the U.S. dollar market share leading diaper disposal system marketed under the Playtex Diaper Genie brand name. Infant feeding products include disposable feeding systems, plastic reusable hard bottles, cups and a full line of mealtime products such as plates, utensils and placemats. The Diaper Genie brand consists of the diaper pail unit and refill liners. The refill liner individually seals diapers in an odor-proof plastic film.

As noted previously, Playtex is primarily a North American business. The Company intends to leverage its existing international selling and distribution infrastructure to expand the international presence of certain Playtex brands, with initial efforts centered on sun care products.

Financial Results
For the year ended September 30, 2008, net earnings were $329.3, or $5.59 per diluted share, compared to net earnings of $321.4, or $5.51 per diluted share, in 2007 and net earnings of $260.9, or $4.14 per diluted share in 2006.

Fiscal 2008 results included:

  an after-tax expense of $16.5, or $0.28 per diluted share, related to the write-up and subsequent sale of inventory purchased in the Playtex acquisition, integration and other realignment costs of $13.4, after-tax, or $0.22 per diluted share, and a net, unfavorable prior year income tax accrual adjustment of $1.1, or $0.02 per diluted share.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Fiscal 2007 results included:

  favorable adjustments of $21.9, or $0.37 per diluted share, related to a reduction of deferred tax balances and prior years’ tax accruals and previously unrecognized tax benefits from prior years’ foreign losses, and charges of $12.2, after-tax, or $0.21 per diluted share, for the company’s European restructuring projects.

Fiscal 2006 results included:

  charges of $24.9, after-tax, or $0.39 per diluted share, related to European restructuring programs, a charge of $3.7, after-tax, or $0.06 per diluted share, to record the cumulative amount of foreign pension costs that should have been previously recognized, and favorable adjustments to prior years’ tax accruals and previously unrecognized tax benefits related to foreign losses of $16.6, or $0.26 per diluted share.

For the fiscal year, the inclusion of Playtex’s results and incremental interest expense associated with the financing of the acquisition reduced diluted earnings per share by $0.24, which includes a charge of $0.28 related to the inventory write-up and $0.19 related to acquisition integration costs. Excluding these one-time costs, Playtex was accretive to Energizer’s earnings in its first year post-acquisition.

Operating Results

Net Sales
Total net sales for fiscal 2008 were $4,331.0, an increase of $965.9, or 29%, due primarily to the acquisition of Playtex, which added $771.7 to net sales for the year. Net sales increased $98.0 in Household Products and $96.2 in SWS. On a constant currency basis, net sales increased $811.0 as compared to 2007, again due to the acquisition of Playtex. Net sales in 2007 increased $288.2, or 9%, in absolute dollars and $212.7, or 7%, on a constant currency basis compared to 2006.

Gross Profit
Gross profit dollars were $2,037.7 in 2008, an increase of $433.0, or 27% due primarily to the addition of Playtex, which added $375.2 to gross profit. The 2008 increase includes favorable currency of $121.6. In 2007, gross profit dollars increased $123.9 with increases in both businesses.

Gross margin percentage was 47.0% of sales in 2008, 47.7% in 2007 and 48.1% in 2006. The margin percentage decline in 2008 is due primarily to higher year over year product costs. The margin percentage decline in 2007 is due primarily to lower margin in our Household Products segment, also driven by higher material costs. See Segment Results for further discussion.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $794.0 for 2008, an increase of $166.1 due primarily to the acquisition of Playtex. As a percent of net sales, SG&A was 18.3%, down 0.4 percentage points from the 2007 total. SG&A increased $26.0 in 2007 due to currency impacts of $15.0 and higher spending in Household Products, partially offset by lower restructuring charges as compared to 2006. As a percent of net sales, SG&A was 18.7% for 2007 as compared to 19.6% in 2006.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Advertising and Promotion
Advertising and promotion (A&P) increased $91.6 in 2008 due to the acquisition of Playtex, which added $112.3 to A&P for 2008. A&P increased $26.3 in 2007 with increased spending in the Household Products segment and currency impacts of $9.6.

A&P expense was 11.2%, 11.7% and 12.0% of sales for 2008, 2007 and 2006, respectively. In addition to the impact that accompanies a major acquisition, A&P expense may vary from year to year with new product launches, strategic brand support initiatives and the overall competitive environment.

Research and Development
Research and development (R&D) expense was $91.7 in 2008, $70.7 in 2007 and $74.2 in 2006. The expense in 2008 includes $19.9 for Playtex, which represents the majority of the increase. As a percent of sales, R&D expense was 2.1% in 2008 and 2007 and 2.4% in 2006.

Segment Results
In the first quarter of fiscal 2008, the Company revised its operating segment presentation. Operations for the Company are managed via two segments - Household Products (battery and lighting products) and Personal Care (wet shave, skin, feminine and infant care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information presented in Note 18 to the Consolidated Financial Statements.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Playtex acquisition and the acquisition integration costs for the Playtex acquisition are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the Playtex acquisition. Such presentation reflects management’s view on how it evaluates segment performance.

The Company’s operating model includes a combination of stand-alone and combined business functions between Household Products and Personal Care, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and, in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

HOUSEHOLD PRODUCTS

	2008	2007	2006
Net sales	$2,474.3	$2,376.3	$2,147.1
Segment profit	$489.1	$472.3	$442.3

For the year, sales increased $98.0, inclusive of $88.1 favorable currency translation. Absent currencies, sales increased $9.9, as favorable pricing and product mix were partially offset by lower sales volume. Soft overall category demand in most of the developed world was nearly offset by sales to meet hurricane demand and early holiday season buy-in within the U.S. and

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

volume growth in Central and Eastern Europe and Latin America. Overall pricing and price mix was favorable $15.8 as list price increases taken to offset rising material costs were partially offset by sales shifting to larger pack sizes, which sell at lower per unit prices.

Gross margin increased $40.2 for the year, but declined $34.7 absent the favorable impact of currencies. The benefit of higher pricing was more than offset by unfavorable product cost of $63.2, due primarily to higher commodity material costs and unfavorable production volumes.

Segment profit increased $16.8 but declined $34.8 due to the lower gross margin noted above after excluding favorable currency impacts. Excluding currency impacts, higher SG&A expenses were nearly offset by lower A&P spending.

For the year ended September 30, 2007, sales increased $229.2, or 11%, due primarily to favorable pricing and product mix of $68.5 and higher sales volume of $111.5. In addition, currency was favorable by $49.2 as compared to the prior year. Fiscal 2007 benefited from price increases implemented in both 2006 and 2007 in response to significant increases in material costs. Energizer MAX unit sales were flat in North America, which reflected soft volume in the overall premium alkaline battery segment of the category, partially due to virtually no hurricane-related consumption. Volume growth reflected increased unit shipments in lithium and rechargeable batteries primarily in the more developed markets.

Gross profit dollars increased $82.8 in 2007 as higher sales and favorable currency were partially offset by higher product costs, due primarily to the increased cost of zinc. Currency contributed $41.6 of favorability to gross profit as compared to the prior year. Product cost in 2007 was unfavorable $83.3 compared to 2006, as material cost increases exceeded the favorable impact of other cost reductions.

Segment profit increased $30.0, or 7% in 2007, but was essentially flat on a constant currency basis as higher gross profit was partially offset by higher advertising, promotion and selling expenses.

Looking forward, the battery category continues to be soft in the U.S. and other developed markets. In addition, we estimate residual U.S. retail inventory from hurricane-related shipments combined with the level of early holiday shipments will dampen the Company’s sales by an additional $30 in fiscal 2009 beyond any negative underlying retail consumption or competitive activity. By comparison, sales in last year’s December quarter were unusually high relative to retail consumption, which resulted in a significant retail inventory reduction in the March 2008 quarter.

Commodities, raw materials and other inflationary input costs are estimated to be unfavorable $35 to $40 in 2009 compared to 2008 average costs based on current market conditions. Pricing actions already initiated together with manufacturing cost reduction programs should offset these increases.

Finally, as mentioned previously, the U.S. dollar has recently strengthened against most other currencies, which will negatively impact reported sales and profits in Household Products. At November 17, 2008 foreign currency exchange rates, we estimate the impact on segment profit due to currency translation to be approximately $100 to $110 unfavorable for Household Products as compared to the 2008 average currency translation rate.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

PERSONAL CARE

	2008	2007 pro forma
Net sales	$1,856.7	$1,694.1
Segment profit	$322.5	$271.2

As noted in Energizer’s quarterly filings during 2008, Energizer’s acquisition of Playtex was completed on October 1, 2007; therefore, Playtex is not included in the attached historical financial statements prior to the current fiscal year. To provide a clearer understanding of the impact of the acquisition on results, the comparison of the 2008 results for the Personal Care segment are versus unaudited pro forma results for the year ended September 30, 2007 as shown in Note 3 of the Consolidated Financial Statements. Hawaiian Tropic results are included in the pro forma results in Note 3 beginning on April 18, 2007, the date at which Playtex acquired the business. The comparative for fiscal 2007 versus fiscal 2006 remains a historical comparison of the SWS wet shave business, which constituted the Personal Care business prior to the addition of Playtex in 2008.

Net sales for the fiscal year were $1,856.7, an increase of $162.6, with Hawaiian Tropic and favorable currency accounting for $54.6 and $66.8, respectively, of the increase. As noted above, Hawaiian Tropic is not included for the full year in the 2007 pro forma comparison. On a constant currency basis, net sales increased 6% due primarily to Wet Shave and the acquisition of Hawaiian Tropic. Wet Shave sales increased 3% as higher volumes in disposable razors and the Quattro family of products more than offset declines in older technology products and unfavorable pricing and product mix due to higher promotional spending in all categories. Skin Care net sales increased 22% due to the inclusion of Hawaiian Tropic. Excluding the impact of Hawaiian Tropic, Skin Care net sales increased 5% driven by growth in Banana Boat. Feminine Care net sales decreased 1% due to the discontinuation of the Beyond cardboard applicator tampon in 2007 partially offset by growth in plastic applicator tampons. Sales of plastic applicator tampons increased 3% for the year. Infant Care net sales were essentially flat as higher sales of Diaper Genie and the disposable Drop-In product were offset by a decline in sales of reusable infant bottles as the company transitioned to BPA-free products.

Segment profit increased $51.3 for the fiscal year due, in part, to $22.0 in favorable currency. The prior year includes the impact of the write off of Beyond fixed assets of $10.4. Excluding this write off and the impact of currencies, segment profit increased $18.9 as gross margin on higher sales and lower A&P were offset by higher overheads and product costs. The Company estimates that segment profit was favorably impacted by approximately $17 of synergies related to the Playtex acquisition.

Wet Shave sales in 2007 increased $59.0, including $26.3 of favorable currency impacts. Initial launch sales of new products in the prior year were approximately $26 compared to approximately $52 in the same period in 2006. Absent currency and initial product launches, sales increased 6%, as Quattro branded system products contributed $40 of sales growth, disposables contributed $32 and Intuition contributed $14 partially offset by lower sales of older technology products.

Segment profit for Wet Shave increased $27.8 in 2007, on $16.4 of contribution from higher sales, favorable currency of $3.8, and lower SG&A and R&D expenses. Lower SG&A reflects the cost savings from the European restructuring. R&D expense declined $3.7 due to the inclusion of a large, discrete R&D project expense in 2006.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Looking forward, similar to Household Products, commodities, raw materials and other inflationary input costs for Personal Care are estimated to be unfavorable $35 to $40 in 2009 compared to 2008 average costs based on current market conditions. Pricing actions already initiated together with manufacturing cost reduction programs and incremental synergies of approximately $32 from the Playtex acquisition should more than offset these increases.

Finally, as noted previously, the U.S. dollar has recently strengthened against most other currencies, which will negatively impact reported sales and profits in Personal Care. At November 17, 2008 foreign currency exchange rates, we estimate the impact on segment profit due to currency translation to be approximately $25 to $30 unfavorable for Personal Care as compared to the 2008 average currency translation rate.

GENERAL CORPORATE AND OTHER EXPENSES

	2008	2007	2006
General Corporate Expenses	$83.8	$93.3	$87.0
Integration	17.9	-	-
General Corporate Expenses with Integration	101.7	93.3	87.0
Restructuring and Related Charges	3.2	18.2	37.4
Foreign Pension Charge	-	-	4.5
General Corporate and Other Expenses	$104.9	$111.5	$128.9
% of total net sales	2.4%	3.3%	4.2%

General Corporate and Other Expenses
For the year, general corporate expenses, including integration costs increased $8.4, as $17.9 of Playtex integration costs were partially offset by lower compensation expenses. The Company estimates that approximately $14 of favorable synergies were achieved at, or shortly after, the acquisition date via a reduction of Playtex corporate expenses including executive and stock-related compensation and public company costs. However, the savings had no impact on the year over year comparative as the costs were not included in the Company’s current year or historical results. The Playtex integration efforts will continue into 2009, but integration costs are expected to be much lower than in 2008. Fiscal 2008, 2007 and 2006 included $3.2, $18.2 and $37.4, respectively, of restructuring and realignment costs associated with a project to improve the effectiveness and reduce costs of the Company’s European packaging, warehousing and distribution activities.

General corporate expenses increased in 2007 compared to 2006 due to higher stock-based compensation, partially offset by lower project related costs.

See Note 6 to the Consolidated Financial Statements for further information on restructuring activities.

Interest and Other Financing Items
Interest expense for the fiscal year increased $90.1 on higher average borrowings resulting from the Playtex acquisition. Other financing items, which includes interest income and foreign exchange gains and losses from the Company’s worldwide affiliates, were unfavorable $25.2 for the fiscal year due primarily to exchange losses in the current period compared to exchange gains last year and lower interest income of $8.4. These exchange losses were offset by currency gains in segment profit.

Interest expense increased $13.3 in 2007 as compared to 2006 due to higher average borrowings resulting from share repurchases and higher interest rates. Other financing expense was favorable $15.8 in 2007 compared to 2006, due to higher interest income of $11.0 and currency exchange gains in 2007 compared to currency exchange losses in 2006.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 30.4%, 26.0% and 26.8% of earnings before income taxes in 2008, 2007 and 2006, respectively. Income taxes include the following items which impact the overall tax rate:

  Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and certain other tax adjustments in a number of jurisdictions. Such adjustments increased the income tax provision by $1.1 in 2008 and decreased the income tax provision by $7.9 and $10.9 in 2007 and 2006, respectively.

  A tax benefit of $11.0 was recorded in 2008 associated with the write-up and subsequent sale of inventory acquired in the Playtex acquisition.

  In 2007 and 2006, $4.3 and $5.7, respectively, of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carry-forwards prior to expiration. Improved profitability in Mexico in 2007 and 2006 account for the bulk of the benefits recognized.

  Legislation enacted in Germany in August 2007 reduced the tax rate applicable to the Company’s subsidiaries in Germany for fiscal 2008 and beyond. Thus, an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

Excluding the items discussed above, the income tax percentage was 30.9% in 2008, 31.0% in 2007 and 31.5% in 2006.

The Company's effective tax rate is highly sensitive to country mix, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, increases in repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax accrual estimates could increase or decrease future tax provisions.

Liquidity and Capital Resources

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $466.5 in 2008, an increase of $21.2 from 2007. Cash flow from operations was $445.3 in 2007, an increase of $72.3 from 2006. Each of these year over year changes was due to improved operating cash flow before changes in working capital.

Working capital, which is defined as current assets less current liabilities was $665.1 and $888.5 at September 30, 2008 and 2007, respectively. The year over year working capital change reflects the use of $261.0 of cash to complete the Playtex acquisition. As adjusted to reflect the Playtex acquisition, accounts receivable increased $39.4 at September 30, 2008 due to higher sales in the fourth quarter of 2008. Inventories decreased $29.5 as the inventory step-up related to the Playtex acquisition flowed through earnings as the inventory was sold. Current liabilities decreased $22.8 due primarily to payments related to exit and contract termination costs for Playtex as part of the integration plan.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Investing Activities
Net cash used by investing activities was $1,994.5, $82.3 and $115.6 in 2008, 2007 and 2006, respectively. Capital expenditures were $160.0, $88.6 and $94.9 in 2008, 2007 and 2006, respectively. These expenditures were funded by cash flow from operations. Capital expenditures increased in 2008 due to production related spending and Playtex related spending. See Note 18 of the Consolidated Financial Statements for capital expenditures by segment. On October 1, 2007, the Company paid $1,875.7 for the acquisition of all outstanding Playtex common stock, repayment or defeasance of outstanding Playtex debt, and other transaction costs. See “Financing Activities” below for discussion of the financing of the transaction. At September 30, 2007, the Company held a net-cash settled prepaid share option with a major multinational financial institution to mitigate the impact of changes in the Company’s deferred compensation liabilities. In December 2007, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received, $46.0 was a return of investment and was classified within investing activities on the Statement of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operating activities on the Statement of Cash Flows.

Capital expenditures of approximately $150 are anticipated in 2009 with increases in production related capital for existing businesses and planned spending for Playtex. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
The Company’s total borrowings were $2,959.9 at September 30, 2008. The Company maintained total committed debt facilities of $3,449.9, of which $479.0 was available as of September 30, 2008.

In October 2007, the Company borrowed approximately $1,500 under a bridge loan facility which, together with cash on hand was used to acquire Playtex. The Company subsequently refinanced the bridge loan with $890 of long-term debt financing, with maturities ranging from three to ten years and fixed rates ranging from 5.71% to 6.55% and $600 of long-term bank financing priced at LIBOR plus 100 basis points.

Under the terms of the Company’s debt facilities, the ratio of the Company’s indebtedness to its Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeded 3.50 to 1. In addition, the ratio of its current year Earnings Before Interest and Taxes (EBIT) to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its pro forma EBITDA, as defined in the agreements, was 3.25 to 1, and the ratio of its pro forma EBIT, as defined in the agreements, to total interest expense was 3.91 to 1 as of September 30, 2008. As a result of the ratio of indebtedness to pro forma EBITDA during fiscal 2008, which was above 3.50 to 1 for the period from January 1, 2008 through September 30, 2008, at which time the ratio reduced to 3.25 to 1, the Company had higher pre-tax interest expense on fixed borrowings of approximately $13.0 for the current year. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations, which may result in acceleration of maturity, are unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

The Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation (the SPE), which is a bankruptcy-remote special purpose entity subsidiary of the Company, and outside parties (the Conduits). Under the current structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Borrowings under this program receive favorable treatment in the Company’s debt compliance covenants. The program renews annually in May. Further deterioration in credit markets could result in an inability to renew the program or renewal on less favorable terms, which may negatively impact compliance reported Debt-to-EBITDA and may require the Company to draw on other available committed debt facilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The counterparties to long-term committed borrowings consist of a number of major multinational and international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to minimize refinancing risk in any single year and to optimize the use of free cash flow for repayment. See the contractual obligations table provided below.

The Company purchased shares of its common stock as follows (shares in millions):

			Total Average
Fiscal Year	Shares	Cost	Price
2008	0.0	$0.0	$0.00
2007	0.8	$53.0	$67.67
2006	11.3	$600.7	$53.02

The Company has 8 million shares remaining on the current authorization from its Board of Directors to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company’s significant contractual obligations at September 30, 2008 is shown below:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt, including current maturities	$2,695.5	$106.0	$567.0	$932.5	$1,090.0
Interest on long-term debt	805.4	151.1	264.2	194.1	196.0
Operating leases	62.0	18.5	25.4	10.9	7.2
Purchase obligations and other (1)	65.0	59.8	5.2	-	-
Total	$3,627.9	$335.4	$861.8	$1,137.5	$1,293.2

1	The Company has estimated approximately $1.5 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2008, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $47.0, excluding $6.5 of interest and penalties. The contractual obligations table above does not include this liability. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

The Company has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

provisions for early termination. As of September 30, 2008, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

The Company believes cash flows from operating activities and periodic borrowings will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

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

Currency Rate Exposure
A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar for financial reporting purposes may have an impact on reported operating profits. In the last few months, the U.S. dollar has strengthened considerably versus most foreign currencies. At November 17, 2008 foreign currency exchange rates, we estimate the impact on segment profit due to currency translation to be approximately $125 to $140 unfavorable for the Company as compared to the 2008 average currency translation rate. Changes in the value of local currencies in relation to the U.S. dollar will continue to impact segment profitability in the future, and the Company cannot predict the direction or magnitude of future changes.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies, as necessary. Additionally, the Company attempts to limit its U.S. dollar net monetary liabilities in countries with unstable currencies.

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company’s foreign affiliates are exposed include the U.S. dollar, the euro, the yen, the British pound, the Canadian dollar and the Australian dollar.

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows, foreign currency derivatives with durations of generally one year or less including forward exchange contracts, purchased put and call options and zero-cost option collars. The Company has not designated any of these types of financial instruments as hedges for accounting purposes in the three years ended September 30, 2008.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The Company’s foreign currency derivative contracts outstanding at year-end hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The contractual amounts of the Company's forward exchange contracts and purchased currency options in U.S. dollar equivalents were $71.1 and $67.1 at September 30, 2008 and 2007, respectively.

In addition, the Company has investments in Venezuela, which currently require government approval to convert local currency to U.S. dollars at official government rates. Recently, government approval for currency conversion to satisfy U.S. dollar liabilities to foreign suppliers has been delayed, resulting in higher cash balances and higher past due U.S. dollar payables within our Venezuelan subsidiary. If the Company was forced to settle its Venezuelan subsidiary’s U.S. dollar liabilities using unofficial, parallel currency exchange mechanisms as of September 30, 2008, it would result in a currency exchange loss of approximately $13.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. The Company will use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These hedging instruments are accounted for as cash flow hedges. At September 30, 2008, the fair market value of the Company's outstanding hedging instruments was an unrealized pre-tax loss of $9.8. Contract maturities for these hedges extend into fiscal year 2010.

Interest Rate Exposure
At September 30, 2008 and 2007, the fair market value of the Company's fixed rate debt is estimated at $2,078.5 and $1,423.1, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The year over year increase in fixed rate debt is due primarily to borrowings related to the Playtex acquisition. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2008 and 2007 by $151.5 and $51.9, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $90.0 and $40.4 at September 30, 2008 and 2007, respectively. See Note 11 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2008 and 2007, the Company had $729.9 and $150.0 variable rate debt outstanding, respectively. The book value of the Company’s variable rate debt approximates fair value. A hypothetical 10% increase in variable interest rates would have had an annual unfavorable impact of $3.5 and $0.9 in 2008 and 2007, respectively, on the Company’s earnings before taxes and cash flows, based upon these year-end debt levels. The increase in the potential impact of a 10% increase in variable interest rates for 2008 as compared to 2007 is the result of the increased debt level due to the purchase of Playtex.

Stock Price Exposure
At September 30, 2007, the Company held a net-cash settled prepaid share option with a major multinational financial institution to mitigate the impact of changes in the Company’s deferred compensation liabilities. In December 2007, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received, $46.0 was a return of investment and was classified within investing activities on the Statement of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operating activities on the Statement of Cash Flows. As a result of this change in the share option, the Company will incur yearly fees at LIBOR plus 230 basis

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

points until the contract is settled. The fair market value of the share option was $2.4, as included in other current liabilities, and $59.3, as included in other current assets, at September 30, 2008 and 2007, respectively. The change in fair value of the total share option for the twelve months ended September 30, 2008 and 2007 resulted in expense of $16.2 and income of $23.2, respectively, and was recorded in SG&A.

Seasonal Factors
The Company's Household Products segment results are significantly impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 32%, 30% and 31% of total Household Products net sales in 2008, 2007 and 2006, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company’s Sun Care products are highly seasonal, which has historically resulted in higher Sun Care sales in the second and third quarters of the fiscal year and lower sales in the first and fourth quarters of the fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality of orders for Sun Care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows. They include: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

Environmental Matters
The operations of the Company, like those of other companies are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2008 were $11.8, of which $1.7 is expected to be spent in fiscal 2009. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc,

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

nickel, steel, oil and other commodities used in the Company’s production and distribution have increased to levels well above those of prior years. Looking forward, we expect commodities, raw materials and other inflationary input costs for Household Products and Personal Care to be unfavorable in 2009 as compared to average costs paid in 2008 by an amount ranging from $65 to $75 based on current market conditions. Implemented price increases, other product cost savings and incremental synergies from the Playtex acquisition are expected to offset this estimated increase.

Critical Accounting Policies
The Company identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management’s Discussion and Analysis of Results of Operations and Financial Condition, where such policies affect the reported and expected financial results.

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

  Revenue Recognition The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns which is discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

  Under certain circumstances, we allow customers to return Sun Care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the Sun Care product purchased during the season under the required terms. Due to the seasonal nature of sun care, we offer a limited extension of terms to certain qualified customers. This limited extension requires substantial cash payments prior to or during the sun care season. We generally receive returns of U.S. Sun Care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive conditions. Based on our 2008 Sun Care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $2.8 and our reported operating income by $2.3.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales.

The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material to annual results.

  Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, the CitiGroup yield curve is used in determining the discount rates.

  Of the assumptions listed above, changes in the expected assets return have the most significant impact on the Company’s annual earnings prospectively. A one percentage point decrease or increase in expected assets return would decrease or increase the Company’s pre-tax pension expense by approximately $7. In addition, it may increase and accelerate the rate of required pension contributions in the future.

  As of the measurement date, uncertainty in economic markets and the credit crisis produced an increase in yields in corporate bonds rated as high-quality. Discount rates based on high-quality corporate bonds increased as well, leading to decreases in obligations reported at year end. A one percentage point decrease in the discount rate would increase obligations by $65 at September 30, 2008.

  As allowed under GAAP, the Company’s U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

  Valuation of Long-Lived Assets The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. As a result of

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

the Playtex acquisition, total intangible assets, including goodwill, increased to $2,869.6 at September 30, 2008. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as EBITDA multiples and discounted cash flows. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation.

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

  The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as progress of tax audits, and adjusts them accordingly.

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

Forward-Looking Information
Statements in the Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders that are not historical, particularly statements regarding estimated synergies related to the Playtex acquisition; the international expansion of the Playtex product line; the anticipated continuing success of the Company’s trade-up strategy for batteries and lighting products; battery category softness on a global basis; the existence and impact of excess battery inventory going into the first quarter; the anticipated impact of inflationary commodity and other material input costs, as well as our ability to increase prices, cost reduction programs and incremental synergies to offset

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

such increases; the estimated impact of foreign currency devaluation on the Company’s profitability in 2009 and the likelihood of attaining targeted or flat earnings per share (EPS) growth for the year; the Company’s estimates of its share of total U.S. retail battery market and share of the wet shave category in major markets; estimated capital expenditures for fiscal year 2009 and their source of financing; the likelihood of acceleration of the Company’s debt maturities, the impact of further deterioration in credit markets on the Company’s ability to renew its accounts receivable financing program, the anticipated adequacy of cash flows and the Company’s ability to meet liquidity requirements; the impact of adverse changes in interest rates, currency exchange losses in Venezuela and the market risk of foreign currency derivatives; the mitigating impact of changes in value of the share option on deferred compensation liabilities; the materiality of future expenditures for environmental matters and environmental control equipment; potential adjustments to accruals for promotional program costs; the impact of variations from assumptions on pension asset returns and discount rates on the Company’s pre-tax pension expense and benefit obligations; and the valuation of long-lived assets, may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

The Company advises readers that various risks and uncertainties could affect its financial performance and could cause the Company’s actual results for future periods to differ materially from those anticipated or projected. Continuing negative economic conditions associated with the global credit crisis, global stock market declines, and economic deterioration, as well as competitive activity, could significantly and negatively impact future growth and performance of the Company’s businesses, including the Company’s trade-up strategy for batteries and lighting products and the international expansion of the Playtex product lines. Continued EPS growth in fiscal 2009, as well as the Company’s long-term growth positioning, will depend not only on improvement in the global macroeconomic conditions described above, but also on the Company’s ability to continue operating its businesses profitably in the face of declines in consumer spending, potential retailer consolidation, material cost increases, limits on availability of credit, and competitive activity, particularly in light of the vastly greater size and market strength of the Company’s primary competitor. The extent of future synergies related to the Playtex acquisition may be significantly different from current expectations due to changes in market or competitive conditions, systems or personnel issues, or other operational factors. Anticipated category growth, if any, for the Company’s businesses is difficult to quantify or estimate given the current volatile global economic situation. The Company’s broad diversified portfolio of battery products across a wide range of consumer price points and service demands provides some measure of protection against softness in various ranges of the battery category spectrum. On the other hand, the overall category could be significantly negatively impacted by continuing economic distress and accompanying declines in consumer spending, as well as declines in the proliferation or consumption of battery-powered devices or the development of alternative power sources. Moreover, product placement and shelf-space and facings available to our portfolio of products are solely at the discretion of our retailer customers, which can limit visibility or availability to the ultimate consumers. The Company’s estimates of its U.S. market share and estimates of share of the wet shave category, as well as estimates of excess retailer inventory levels of battery products resulting from hurricane-related shipments and early holiday shipments are based solely on limited data available to it and management’s reasonable assumptions about market conditions, and consequently may be inaccurate, or may not reflect significant segments of the retail market. Consequently, sales volumes for 2009 may be impacted more than currently estimated by actual current inventory levels. The impact of material and other inflationary input cost increases could be more significant than anticipated, as it is difficult to predict with any accuracy whether raw material, energy and other input costs will stabilize or continue to increase, since such costs are impacted by multiple economic, political

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

and other factors outside of the Company’s control. The anticipated benefits of the Company’s pricing actions, cost reduction programs and incremental synergies from the Playtex acquisition may not be realized to the extent anticipated, or may not be sufficient to offset greater than anticipated increases in supply costs. The benefits of price increases may not be realized in the event of consumer resistance or a significant decline in consumer demand, if competitive activity mandates additional promotional spending or a revamping of the pricing structure, or if other operating costs increase unexpectedly. The estimated future impact of foreign currency devaluations on the Company’s profitability is also difficult to estimate with any degree of certainty. Prolonged recessionary conditions in key global markets where the Company competes could result in significantly greater local currency devaluation and correspondingly greater negative impact on the Company than what can be anticipated from current spot rates. On the other hand, if concerted global stabilization measures achieve some degree of economic recovery, local currencies could be significantly strengthened relative to the dollar. Liquidity issues or alternative cash flow uses, competitive activity or general economic changes could impact the amount and timing of capital expenditures. Continued compliance with debt covenants providing for a required debt to EBITDA ratio can be impacted by higher than anticipated debt levels as a result of greater than anticipated cash needs or by lower than anticipated cash flows necessary for debt service. Compliance can also be impacted by earnings declines over the measurement period, either as a result of challenges faced specifically by the Company’s businesses, or as a result of general economic conditions and rising unemployment. Unforeseen fluctuations in levels of the Company’s operating cash flows, or inability to maintain compliance with its debt covenants, could limit the Company’s ability to meet future operating expenses and liquidity requirements, fund capital expenditures or service its debt as it becomes due. Economic turmoil and currency fluctuations could increase the Company’s risk from unfavorable impact on variable-rate debt, currency derivatives and other financial instruments. Deferred compensation liabilities reflecting the value of ENR Common Stock may increase significantly, depending on market fluctuation and employee elections, but such increase may not be reflected in a comparable increase in the value of the share option. Unknown environmental liabilities and greater than anticipated remediation expenses or environmental control expenditures could have a material impact on the Company’s financial position. Estimates of environmental liabilities are based upon, among other things, the Company’s payments and/or accruals with respect to each remediation site; the number, ranking and financial strength of other responsible parties (PRPs); the status of the proceedings, including various settlement agreements, consent decrees or court orders; allocations of volumetric waste contributions and allocations of relative responsibility among PRPs developed by regulatory agencies and by private parties; remediation cost estimates prepared by governmental authorities or private technical consultants; and the Company’s historical experience in negotiating and settling disputes with respect to similar sites – and such estimates may prove to be inaccurate. Adjustments to accruals for promotional programs and calculations of impairment of long-lived assets may be more significant than anticipated. The impact of decreases in the expected returns from pension assets may have a greater than anticipated impact on pension expenses and required cash contributions. In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The Company does not undertake any obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made. Additional risks and uncertainties include those detailed from time to time in the Company’s publicly filed documents.

Summary Selected Historical Financial Information
(Dollars in millions, except per share data)

Statement of Earnings Data	FOR THE YEARS ENDED SEPTEMBER 30,
	2008 (a)	2007	2006	2005	2004
Net sales	$4,331.0	$3,365.1	$3,076.9	$2,989.8	$2,812.7
Depreciation and amortization	141.3	115.0	117.5	116.3	115.8
Earnings before income taxes (b)	473.2	434.2	356.6	388.7	347.8
Income taxes	143.9	112.8	95.7	108.0	86.8
Net earnings (c)	$329.3	$321.4	$260.9	$280.7	$261.0
Earnings per share:
Basic	$5.71	$5.67	$4.26	$3.95	$3.24
Diluted	$5.59	$5.51	$4.14	$3.82	$3.13
Average shares outstanding:
Basic	57.6	56.7	61.2	71.0	80.6
Diluted	58.9	58.3	63.1	73.5	83.4

Balance Sheet Data	AT SEPTEMBER 30,
	2008 (a)	2007	2006	2005	2004
Working capital	$665.1	$888.5	$708.2	$626.4	$469.2
Property, plant and equipment, net	835.5	649.9	659.9	682.5	705.6
Total assets	5,816.7	3,525.7	3,132.6	2,973.8	2,931.7
Long-term debt	2,589.5	1,372.0	1,625.0	1,295.0	1,059.6

(a)	Playtex Products, Inc. was acquired October 1, 2007

(b)	Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2008	2007	2006	2005	2004
Acquisition inventory valuation	$(27.5)	$-	$-	$-	$-
Integration costs	(17.9)	-	-	-	-
Provisions for restructuring and related costs	(3.2)	(18.2)	(37.4)	(5.7)	(5.2)
Foreign pension charge	-	-	(4.5)	-	-
Special termination benefits	-	-	-	-	(15.2)
Intellectual property rights income	-	-	-	-	1.5
Total	$(48.6)	$(18.2)	$(41.9)	$(5.7)	$(18.9)

(c) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2008	2007	2006	2005	2004
Acquisition inventory valuation, net of tax	$(16.5)	$-	$-	$-	$-
Integration costs, net of tax	(11.4)	-	-	-	-
Provisions for restructuring and related costs, net of tax	(2.0)	(12.2)	(24.9)	(3.7)	(3.8)
Foreign pension charge, net of tax	-	-	(3.7)	-	-
Special termination benefits, net of tax	-	-	-	-	(9.6)
Adjustments to prior years' tax accruals	(1.1)	7.9	10.9	10.6	8.5
Tax benefits recognized related to prior years' losses	-	4.3	5.7	14.7	16.2
Deferred tax benefit due to statutory rate change	-	9.7	-	-	-
Repatriation under the American Jobs Creation Act	-	-	-	(9.0)	-
Intellectual property rights income, net of tax	-	-	-	-	0.9
Total	$(31.0)	$9.7	$(12.0)	$12.6	$12.2

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

The report of PricewaterhouseCoopers LLP, independent registered public accounting firm, on their audits of the accompanying financial statements that appears herein. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2008 was effective. The Company’s internal control over financial reporting as of September 30, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment to FASB Statements No. 87, 88, 106, and 132(R), as of September 30, 2007.

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

St. Louis, Missouri
November 26, 2008

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2008	2007	2006
Net sales	$4,331.0	$3,365.1	$3,076.9
Cost of products sold	2,293.3	1,760.4	1,596.1
Gross profit	2,037.7	1,604.7	1,480.8
Selling, general and administrative expense	794.0	627.9	601.9
Advertising and promotion expense	486.8	395.2	368.9
Research and development expense	91.7	70.7	74.2
Interest expense	181.3	91.2	77.9
Other financing expense/(income), net	10.7	(14.5)	1.3
Earnings before income taxes	473.2	434.2	356.6
Income taxes	143.9	112.8	95.7
Net earnings	$329.3	$321.4	$260.9

Earnings Per Share

Basic net earnings per share	$5.71	$5.67	$4.26
Diluted net earnings per share	$5.59	$5.51	$4.14

Statement of Comprehensive Income

Net earnings	$329.3	$321.4	$260.9
Other comprehensive income, net of tax
Foreign currency translation adjustments	3.8	73.9	29.4
Pension/Postretirement activity, net of tax of $(17.8) in 2008,	(46.5)	20.5	1.7
$8.9 in 2007 and $1.3 in 2006
Deferred gain/(loss) on hedging activity, net of tax of $1.7 in	3.8	(10.6)	-
2008 and $(4.7) in 2007
Comprehensive income	$290.4	$405.2	$292.0

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,
	2008	2007
Assets

Current assets
Cash and cash equivalents	$171.2	$363.2
Trade receivables, net	923.2	788.3
Inventories	674.6	582.3
Other current assets	257.8	270.5
Total current assets	2,026.8	2,004.3
Property, plant and equipment, net	835.5	649.9
Goodwill	1,206.4	380.1
Other intangible assets	1,663.2	310.4
Other assets	84.8	181.0
Total assets	$5,816.7	$3,525.7

Liabilities and Shareholders' Equity

Current liabilities
Current maturities of long-term debt	$106.0	$210.0
Notes payable	264.4	43.0
Accounts payable	262.4	255.6
Other current liabilities	728.9	607.2
Total current liabilities	1,361.7	1,115.8
Long-term debt	2,589.5	1,372.0
Other liabilities	869.2	384.0
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	-	-
Common stock, $.01 par value, issued 97,083,682 at 2008
and 2007, respectively	1.0	1.0
Additional paid-in capital	1,034.9	999.0
Retained earnings	1,671.8	1,362.7
Common stock in treasury, at cost, 38,900,801 shares at 2008
39,772,001 shares at 2007	(1,719.3)	(1,755.6)
Accumulated other comprehensive income	7.9	46.8
Total shareholders' equity	996.3	653.9
Total liabilities and shareholders' equity	$5,816.7	$3,525.7

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEARS ENDED SEPTEMBER 30,
	2008	2007	2006
Cash Flow from Operations
Net earnings	$329.3	$321.4	$260.9
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	141.3	115.0	117.5
Deferred income taxes	27.0	(28.6)	(23.3)
Other non-cash charges	39.2	41.8	25.4
Other, net	(25.0)	7.7	11.0
Operating cash flow before changes in working capital	511.8	457.3	391.5
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
Increase in accounts receivable, net	(39.4)	(41.6)	(15.0)
Decrease/(increase) in inventories	29.5	(7.1)	(54.2)
(Increase)/decrease in other current assets	(2.8)	5.9	5.8
(Decrease)/increase in accounts payable	(9.8)	4.2	11.5
(Decrease)/increase in other current liabilities	(22.8)	26.6	33.4
Net cash flow from operations	466.5	445.3	373.0

Cash Flow from Investing Activities
Capital expenditures	(160.0)	(88.6)	(94.9)
Proceeds from sale of assets	1.2	3.6	6.6
Acquisitions, net of cash acquired	(1,882.1)	-	-
Proceeds from/(Investment) in share options	46.0	-	(19.6)
Other, net	0.4	2.7	(7.7)
Net cash used by investing activities	(1,994.5)	(82.3)	(115.6)

Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater
than 90 days	1,482.8	-	497.8
Cash payments on debt with original maturities greater than 90 days	(269.5)	(10.0)	(15.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	97.4	(146.3)	(123.2)
Common stock purchased	-	(53.0)	(600.7)
Proceeds from issuance of common stock	12.9	35.7	21.4
Excess tax benefits from share-based payments	16.5	36.2	8.2
Net cash from/(used) by financing activities	1,340.1	(137.4)	(211.5)

Effect of exchange rate changes on cash	(4.1)	3.3	3.9

Net (decrease)/increase in cash and cash equivalents	(192.0)	228.9	49.8
Cash and cash equivalents, beginning of period	363.2	134.3	84.5
Cash and cash equivalents, end of period	$171.2	$363.2	$134.3

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	Dollars			Shares
	2008	2007	2006	2008	2007	2006
Common stock:
Balance at beginning of year	$1.0	$1.0	$1.0	97,084	97,084	97,084
Activity under stock plans	-	-	-	-	-	-
Ending balance	1.0	1.0	1.0	97,084	97,084	97,084

Additional paid-in capital:
Balance at beginning of year	999.0	950.2	929.6
Activity under stock plans	35.9	48.8	20.6
Ending balance	1,034.9	999.0	950.2

Retained earnings:
Balance at beginning of year	1,362.7	1,073.2	832.7
Net earnings	329.3	321.4	260.9
Activity under stock plans	(20.2)	(31.9)	(20.4)
Ending balance	1,671.8	1,362.7	1,073.2

Common stock in treasury:
Balance at beginning of year	(1,755.6)	(1,754.2)	(1,193.9)	(39,772)	(40,410)	(30,044)
Treasury stock purchased	-	(53.0)	(600.7)	-	(783)	(11,331)
Activity under stock plans	36.3	51.6	40.4	871	1,421	965
Ending balance	(1,719.3)	(1,755.6)	(1,754.2)	(38,901)	(39,772)	(40,410)

Accumulated other comprehensive income/(loss):
Cumulative translation adjustment:
Balance at beginning of year	47.5	(26.4)	(55.8)
Foreign currency translation adjustment	3.8	73.9	29.4
Ending balance	51.3	47.5	(26.4)
Pension liability:
Balance at beginning of year	9.9	(31.4)	(33.1)
Pension/Postretirement activity	(46.5)	20.5	1.7
Adjustment to initially apply SFAS 158	-	20.8	-
Ending balance, net of tax of $(8.0) in 2008,	(36.6)	9.9	(31.4)
$9.8 in 2007 and $(15.0) in 2006

Deferred loss on hedging activity:
Balance at beginning of year	(10.6)	-	-
Activity	3.8	(10.6)	-
Ending balance, net of tax of $(3.0) in 2008,
$(4.7) in 2007	(6.8)	(10.6)	-

Total accumulated other comprehensive
income/(loss)	7.9	46.8	(57.8)

Total shareholders' equity	$996.3	$653.9	$212.4

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

Principles of Consolidation - The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are accounted for under the equity method.

Foreign Currency Translation - Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders’ equity section of the Consolidated Balance Sheets.

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

Foreign exchange (F/X) instruments, including currency forwards, purchased options and zero-cost option collars, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The Company also holds a contract with an embedded derivative instrument to mitigate the risk of its deferred compensation liabilities, as discussed further in Note 14. The Company has not designated these financial instruments as hedges for accounting purposes in the three years ended September 30, 2008.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. For further discussion of such instruments, see Note 14.

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

As part of the Playtex acquisition, the Company recorded a fair value adjustment of $27.5 to bring the carrying value of the inventory purchased in the Playtex acquisition to an amount which approximated the estimated selling price of the finished goods on hand at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during the first and second quarters of fiscal 2008, the $27.5 adjustment was charged to cost of products sold.

Capitalized Software Costs - Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the capital expenditures caption in the Consolidated Statements of Cash Flows.

Property, Plant and Equipment – Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of the Playtex acquisition was recorded at fair value on the date of acquisition. Fair value was established using a cost approach for the operating fixed assets and comparable sales and property assessment data for the valuation of land. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $121.4, $104.6 and $109.1 in 2008, 2007 and 2006, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter. The fair value of each reporting unit is estimated using valuation techniques such as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiples and discounted cash flows. Intangible assets with finite lives, and a remaining weighted average life of approximately seven years, are amortized on a straight-line basis over expected lives of 18 months to 15 years. Such intangibles are also evaluated for impairment including on-going monitoring of potential impairment indicators.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

lived asset may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale. Under certain circumstances, we authorize customers to return Sun Care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sun care sales at the time the products are shipped and title transfers. Simultaneously with the time of the shipment, we reduce sun care sales and cost of sales, and record an accrued liability on our Consolidated Balance Sheet for anticipated returns based upon an estimated return level. Customers are required to pay for the sun care product purchased under the required terms. Due to the seasonal nature of sun care, we offer a limited extension of terms to certain qualified customers. This limited extension requires substantial cash payments prior to or during the sun care season. We generally receive returns of our U.S. Sun Care products from September through January following the summer sun care season.

The Company offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

Adoption of FIN 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”

On October 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attributes for the financial

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

At October 1, 2007, the adoption date, the Company had $34.5 of unrecognized tax benefits in the financial statements exclusive of the Playtex acquisition. Of this amount, the change to the October 1, 2007 balance sheet resulting from the cumulative effect of the change in accounting principle was immaterial. Included in the unrecognized tax benefits at September 30, 2008 is $43.5 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next twelve months of this reporting date. Unrecognized tax benefits are classified as other liabilities (non-current) to the extent that payment is not anticipated within one year.

Prior to the adoption of FIN 48, only interest expense on underpayments of income taxes was included in the income tax provision. Penalties were classified as an operating expense in arriving at pretax income. Upon adoption of FIN 48, the Company elected a new accounting policy, as permitted by FIN 48, to also classify accrued penalties related to unrecognized tax benefits in the income tax provision. The Company has accrued approximately $5.8 of interest and $0.7 in penalties in the income tax provision. Interest was computed on the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in the Company’s tax returns.

Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations”

In December 2007, the FASB issued a revised standard, SFAS No. 141, “Business Combinations” (SFAS No. 141(R)), which improves the relevance, representational faithfulness and comparability of the financial information that is disclosed on business combinations and its effects. In addition, it revises the method of accounting for a number of aspects of business combinations including acquisition costs, contingent liabilities, contingent purchase price and post-acquisition exit activities of the acquired business. SFAS No. 141(R) is effective for business combinations entered into in fiscal years beginning on or after December 15, 2008, which would be as of October 1, 2009 for Energizer. Early adoption is prohibited. The Company believes that the adoption of SFAS No. 141(R) will not have a material effect on its financial position, results of operations or cash flows.

SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements - An Amendment to ARB No. 51”

In December 2007, the FASB issued SFAS 160, “Non-Controlling Interests in Consolidated Financial Statements – an Amendment to ARB No. 51” (SFAS 160), which improves the relevance, comparability and transparency of the financial information that is disclosed for minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, which would be October 1, 2009 for Energizer. Early adoption is prohibited. The Company believes that the adoption of SFAS No. 160 will not have a material effect on its financial position, results of operations or cash flows.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

SFAS Standard No. 161, “Disclosures About Derivative Instruments And Hedging Activities - An Amendment of FASB Statement No. 133”

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161). SFAS No. 161 is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

(3) Playtex acquisition
On October 1, 2007, the Company acquired all of the issued and outstanding shares of common stock of Playtex at $18.30 per share in cash and simultaneously repaid all of Playtex’s outstanding debt as of that date (the Acquisition) for consideration totaling $1,875.7. The Company acquired all assets and assumed all liabilities of Playtex. There are no contingent payments, options or commitments associated with the Acquisition. In a separate transaction, for consideration totaling $19.5, the Company acquired certain intangible assets related to the Wet Ones brand in the United Kingdom. Playtex owns the Wet Ones trademark in the U.S. and Canada. This is included with the Acquisition in the presentation of the financial impact of the Acquisition presented below. A summary of consideration paid is as follows:

Short-term borrowings	$175.0
Long-term borrowings	880.2
Borrowing to repay outstanding Playtex debt	590.9
Total consideration from borrowings	1,646.1

Cash used - gross	261.0
Less: Amount paid for deferred financing fees	(7.5)
Less: Amount paid on deposit to collateralize open letters of credit
issued under the terminated Playtex credit agreement	(4.4)
Total consideration from available cash	249.1
Total consideration	$1,895.2

Playtex is a leading North American manufacturer and marketer in the Skin, Feminine and Infant Care product categories, with a diversified portfolio of well-recognized branded consumer products including Banana Boat, Hawaiian Tropic, Wet Ones, Playtex tampons, Playtex infant feeding products, Playtex household gloves, and Playtex Diaper Genie. Playtex operates six facilities in the U.S. The Acquisition will allow the Company to expand its product portfolio and presence in the Personal Care business, including achieving economies of scale in selling and distribution. In addition, the Acquisition further diversifies the Company’s product portfolio.

The fair values of assets and liabilities acquired for purposes of allocating the purchase price were determined in accordance with SFAS No. 141, “Business Combinations”. The Company estimated a fair value adjustment for inventory based on the estimated selling price of finished goods on hand at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. The fair value adjustment for Playtex’s property, plant and equipment was established using a cost approach for the operating fixed assets and comparable sales and property assessment data for the valuation of land. The fair values of Playtex’s identifiable intangible assets were estimated using various valuation methods including discounted cash flows using both an income and cost approach. Estimated deferred income tax impacts as a result of purchase accounting adjustments are reflected using the best estimate of the applicable statutory income tax rates.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company developed an integration plan, pursuant to which the Company will incur costs related primarily to involuntary severance costs, exit plans and contractual obligations with no future economic benefit. The estimates of liabilities assumed were determined in accordance with Emerging Issues Task Force 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (EITF 95-3). The Company has combined certain SG&A functions, and is pursuing purchasing, manufacturing and logistics savings through increased scale and coordination. The allocation of the purchase price reflects estimated additional liabilities associated with employee termination and relocation totaling $35.3, of which $31.0 has been spent as of September 30, 2008 with the remaining $4.3 classified as a current liability at September 30, 2008. Additional estimated liabilities assumed include contract termination and other exit costs totaling $18.5, of which $8.0 has been spent as of September 30, 2008 with the remaining $8.5 and $2.0 classified as current liabilities and other liabilities, respectively, at September 30, 2008.

The allocation of the purchase price is as follows:

Cash	$13.1
Trade receivables, net	102.9
Inventories	124.0
Other current assets	37.0
Goodwill	826.2
Other intangible assets	1,367.9
Other assets	0.3
Property, plant and equipment, net	152.1
Accounts payable	(33.9)
Other current liabilities	(169.0)
Other liabilities	(525.4)
Net assets acquired	$1,895.2

Goodwill is not deductible for tax purposes. The purchased identifiable intangible assets of $1,367.9 as of the October 1, 2007 acquisition date, is included in the table below. Long-term deferred tax liabilities related to identifiable intangible assets are approximately $484 as of the October 1, 2007 acquisition date, and are included in other liabilities in the table above.

		Amortization
	Total	Period
Trademarks	$1,313.9	indefinite-lived
Customer Relationships	43.9	10 years
Patents	5.1	7 years
Non-Compete	5.0	18 months
Total other intangible assets	$1,367.9

The Company’s results of operations include Playtex as of the date of acquisition, or beginning October 1, 2007. In accordance with GAAP, Playtex inventory acquired in the Acquisition was valued at its estimated fair value on the date of acquisition. As a result, the fair value of inventory was $27.5 greater than the historical cost basis of such inventory prior to the Acquisition. This required accounting treatment reduced gross profit in the twelve months ended September 30, 2008 by $27.5 compared to the historical Playtex cost basis.

Playtex acquired Tiki Hut Holding Company (“Hawaiian Tropic”), owner of the Hawaiian Tropic brand on April 18, 2007. The pro forma results below, reflect results for Hawaiian Tropic only from the acquisition date of April 18, 2007. They include incremental interest and financing costs related to the

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Acquisition and purchase accounting adjustments including the impact of increased depreciation and amortization expense. The unaudited pro forma earnings statement is based on, and should be read in conjunction with the Company's historical consolidated financial statements and related notes, as well as Playtex historical consolidated financial statements and related notes included in the Form 8-K filing of October 1, 2007, as amended on December 17, 2007.

The impacts of any revenue or cost synergies that may result from the Acquisition are not included in the pro forma results. The Company has generated cost synergies by combining certain SG&A functions, and continues pursuing purchasing, manufacturing and logistics savings through increased scale and coordination. Additional costs may be incurred that will impact the Company’s Consolidated Statements of Earnings. The magnitude and timing of such synergies and costs are still not fully known. Benefits from cost synergies began in fiscal year 2008, with total savings building throughout fiscal 2009 and 2010.

The following table represents the Company’s Unaudited Pro Forma Condensed Combined Statement of Earnings as if the Acquisition occurred at the beginning of fiscal 2007.

Unaudited Pro Forma

Twelve Months Ended
September 30,
Net Sales	2007
Household Products	$2,376.3
Personal Care	1,694.1
Total net sales	$4,070.4

Profitability
Household Products	$472.3
Personal Care	271.2
Total segment profitability	$743.5
General corporate and other expenses	(138.3)
Acquisition inventory valuation	(29.4)
Amortization	(12.5)
Interest and other financial items	(192.2)
Earnings before income taxes	$371.1
Income tax provision	88.1
Net earnings	$283.0

Basic EPS	$4.99
Diluted EPS	$4.85

Weighted-Average Shares - Basic	56.7
Weighted-Average Shares - Diluted	58.3

(4) Goodwill and Intangible Assets and Amortization
Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2008, 2007 and 2006. Impairment

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

testing was performed for each of the Company’s reporting units, Household Products, Wet Shave and Playtex. No impairments were identified and no adjustments were deemed necessary.

The following table represents the carrying amount of goodwill by segment at September 30, 2008:

	Household	Personal
	Products	Care	Total
Balance at October 1, 2007	$40.1	$340.0	$380.1
Acquisition of Playtex	-	826.2	826.2
Cumulative translation adjustment	(1.3)	1.4	0.1
Balance at September 30, 2008	$38.8	$1,167.6	$1,206.4

The Company had indefinite-lived trademarks and tradenames of $1,591.0 at September 30, 2008 and $277.9 at September 30, 2007. Changes in indefinite-lived trademarks and tradenames are due primarily to the valuation of assets acquired in the Playtex acquisition and changes in foreign currency exchange rates.

Total amortizable intangible assets at September 30, 2008 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net
Tradenames	$11.7	$(6.7)	$5.0
Technology and patents	41.7	(19.7)	22.0
Customer-related	54.7	(11.1)	43.6
Non-compete agreements	5.0	(3.4)	1.6
Total amortizable intangible assets	$113.1	$(40.9)	$72.2

The increase in the gross amortizable intangible assets during fiscal 2008 is primarily due to the valuation of assets acquired in the Playtex acquisition. Amortizable intangible assets, with a weighted average remaining life of approximately seven years, are amortized on a straight line basis over expected lives of 18 months to 15 years.

Amortization expense for intangible assets totaled $14.6 for the current year. Estimated amortization expense for amortized intangible assets for the year ended September 30, 2009 is approximately $12.4, $10.4 for the years ended September 30, 2010 through 2012, and $7.9 for the year ended September 30, 2013.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(5) Income Taxes
The provisions for income taxes consisted of the following for the years ended September 30:

	2008	2007	2006
Currently payable:
United States - Federal	$47.7	$86.4	$63.7
State	5.0	5.0	3.6
Foreign	64.2	50.0	51.7
Total current	116.9	141.4	119.0
Deferred:
United States - Federal	29.0	(25.3)	(15.8)
State	1.1	(0.9)	(0.6)
Foreign	(3.1)	(2.4)	(6.9)
Total deferred	27.0	(28.6)	(23.3)
Provision for income taxes	$143.9	$112.8	$95.7

The source of pre-tax earnings was:

	2008	2007	2006
United States	$197.9	$183.1	$160.2
Foreign	275.3	251.1	196.4
Pre-tax earnings	$473.2	$434.2	$356.6

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2008		2007		2006
Computed tax at federal statutory rate	$165.6	35.0%	$152.0	35.0%	$124.8	35.0%
State income taxes, net of federal tax benefit	2.6	0.6	2.7	0.6	1.9	0.5
Foreign tax less than the federal rate	(33.1)	(7.0)	(22.7)	(5.2)	(17.7)	(5.0)
Foreign benefits recognized related to prior years' losses	-	-	(4.3)	(1.0)	(5.7)	(1.6)
Adjustments to prior years' tax accruals	1.1	0.2	(7.9)	(1.8)	(10.9)	(3.1)
Deferred tax benefit due to statutory rate change	-	-	(9.7)	(2.2)	-	-
Other taxes on repatriation of foreign earnings	1.5	0.3	11.3	2.6	4.5	1.3
Nontaxable share option	5.7	1.2	(8.1)	(1.9)	(3.8)	(1.0)
Other, net	0.5	0.1	(0.5)	(0.1)	2.6	0.7
Total	$143.9	30.4%	$112.8	26.0%	$95.7	26.8%

In 2007 and 2006, $4.3 and $5.7, respectively, of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carryforwards prior to expiration. Improved profitability in Mexico in 2007 and 2006 account for the bulk of the benefits recognized.

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns, settlement of tax audits and changes in estimates related to uncertain tax positions in a number of jurisdictions. Such adjustments increased the income tax provision by $1.1 in 2008 and decreased the income tax provision by $7.9 and $10.9 in 2007 and 2006, respectively. Also, legislation enacted in Germany reduced the tax rate applicable to the Company’s subsidiaries in Germany for fiscal 2008 and beyond. Thus, an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2008	2007
Deferred tax liabilities:
Depreciation and property differences	$(108.1)	$(71.0)
Intangible assets	(528.4)	(39.4)
Pension plans	(11.3)	(33.8)
Other tax liabilities	(16.3)	(9.8)
Gross deferred tax liabilities	(664.1)	(154.0)

Deferred tax assets:
Accrued liabilities	119.0	73.3
Deferred and stock-related compensation	89.2	92.3
Tax loss carryforwards and tax credits	15.2	21.2
Intangible assets	32.4	35.3
Postretirement benefits other than pensions	5.4	10.6
Inventory differences	23.7	19.4
Other tax assets	18.1	19.0
Gross deferred tax assets	303.0	271.1
Valuation allowance	(9.1)	(4.9)
Net deferred tax (liabilities)/assets	$(370.2)	$112.2

There were no material tax loss carryforwards that expired in 2008. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2009, $0; 2010, $0.2; 2011, $0.2; 2012, $1.3; thereafter or no expiration, $13.5. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S. The valuation allowance increased $4.2 in 2008 due primarily to the Playtex acquisition.

At September 30, 2008, approximately $650 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

The Company adopted the provisions of FIN 48 on October 1, 2007. At the date of adoption of FIN 48, the Company had $34.5 of unrecognized tax benefits in the financial statements, excluding the unrecognized tax benefit from the Playtex acquisition. Of this amount, the impact of the cumulative change in accounting principle at adoption of FIN 48 was immaterial.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Unrecognized tax benefits activity for the year ended September 30, 2008 is summarized below:

2008
Unrecognized tax benefits, beginning of year	$34.5
Additions based on current year tax positions and acquisitions	14.3
Reductions for prior year tax positions	(1.8)
Unrecognized tax benefits, end of year	$47.0

Included in the unrecognized tax benefits noted above are $43.5 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as other liabilities (non-current) to the extent that payment is not anticipated within one year.

Prior to the adoption of FIN 48, only interest expense on underpayments of income taxes was included in the income tax provision. Penalties were classified as an operating expense in arriving at pre-tax income. Upon adoption of FIN 48, the Company elected a new accounting policy, as permitted by FIN 48, to also classify accrued penalties related to unrecognized tax benefits in the income tax provision. The Company has accrued approximately $5.8 of interest and $0.7 of penalties in the income tax provision. Interest was computed on the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in the Company’s tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various city, state, and more than 40 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2003 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2002. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(6) Restructuring and Related Charges
The Company continually reviews its Household Products and Personal Care business models to identify potential improvements and cost savings. A project commenced in 2006 to improve effectiveness and reduce costs of European packaging, warehouse and distribution activities, including the closing of the Company's battery packaging facility in Caudebec, France, as well as consolidation of warehouse and distribution activities. The Company also commenced a project to integrate Household Products and Personal Care commercial management, sales and administrative functions in certain European countries. In 2008, 2007 and 2006, total pre-tax charges related to these projects were $3.2, $18.2 and $37.4, respectively. Virtually all of the costs in 2008 and 2007 were reflected in SG&A expense. Total pre-tax charges related to the projects were $37.4 in fiscal 2006, and include exit costs of $28.2 which represented employee severance, contract terminations and other exit costs, as well as $9.2 for other costs related to the project. In 2006, $8.0 of these costs were reflected in cost of products sold and $29.4 in SG&A expense. The remaining exit cost liability for these projects at September 30, 2008 is immaterial.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(7) Earnings Per Share
For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEARS ENDED SEPTEMBER 30,
	2008	2007	2006
Numerator:
Net earnings for basic and dilutive earnings per share	$329.3	$321.4	$260.9

Denominator:
Weighted-average shares - basic	57.6	56.7	61.2
Effect of dilutive securities:
Stock options	0.7	1.0	1.4
Restricted stock equivalents	0.6	0.6	0.5
Total dilutive securities	1.3	1.6	1.9

Weighted-average shares - diluted	58.9	58.3	63.1

Basic net earnings per share	$5.71	$5.67	$4.26

Diluted net earnings per share	$5.59	$5.51	$4.14

At September 30, 2008, approximately 0.4 million of the Company’s outstanding restricted stock equivalents were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing EPS), the impact of the potentially dilutive securities is not included in the computation. There were no anti-dilutive securities for the years ended September 30, 2007 or 2006.

(8) Share-Based Payments
The Company's 2000 Incentive Stock Plan (the Plan) was adopted by the Board of Directors in March 2000 and approved by shareholders, with respect to future awards, which may be granted under the Plan, at the 2001 Annual Meeting of Shareholders. Under the Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 15.0 million shares of ENR stock was approved to be issued under the Plan. At September 30, 2008, 2007 and 2006, respectively, there were 2.8 million, 3.3 million and 3.7 million shares available for future awards.

Options under the Plan have been granted at the market price on the grant date and generally vest ratably over four to seven years. These awards have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted under the Plan. Under the terms of the Plan, option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company permits deferrals of bonus and salary and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and then an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other Liabilities on the Consolidated Balance Sheet.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $26.4, $25.3 and $16.0 for the years ended September 30, 2008, 2007 and 2006, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings for share-based compensation arrangements was $9.6, $9.2 and $5.9 for the years ended September 30, 2008, 2007 and 2006, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

Options
As of September 30, 2008, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $77.5 and $74.0, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2008, 2007 and 2006 was $36.7, $107.8 and $34.0, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the years ended September 30, 2008, 2007 and 2006.

As of September 30, 2008, there was no unrecognized compensation costs related to stock options granted. For outstanding nonqualified stock options, the weighted average remaining contractual life is 3.8 years.

The following table summarizes nonqualified ENR stock option activity during the current year (shares in millions):

		Weighted-Average
	Shares	Exercise Price
Outstanding on October 1, 2007	2.24	$27.74
Exercised	(0.66)	19.45
Cancelled	(0.01)	26.70
Outstanding on September 30, 2008	1.57	31.24

Exercisable on September 30, 2008	1.47	$30.14

Restricted Stock Equivalents (RSE)
In October 2005, the Board of Directors approved two different grants of RSE. First, a grant to key employees, included approximately 73,000 shares that vest ratably over four years. The second

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

grant for 80,000 shares was awarded to a group of key senior executives and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2008 fiscal year, which was October 30, 2008, contingent upon the Company’s compound annual growth in earnings per share (CAGR) for the three year period ending on September 30, 2008. If a CAGR of 10% is achieved, an additional 25% of the grant vests. The remaining 50% vests in its entirety only if the Company achieves a CAGR at or above 15%, with smaller percentages of that remaining 50% vesting if the Company achieves a CAGR between 11% and 15%. The Company achieved a CAGR in excess of the 15% target for the three year period ended September 30, 2008. Thus, all performance shares for this particular portion of the October 2005 grant vested on October 30, 2008.

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

In October 2007, the Company granted RSE awards to key employees which included approximately 219,800 shares that vest ratably over four years and 11,000 that vest ratably over two years. At the same time, the Company granted RSE awards to key senior executives totaling approximately 267,000 shares which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2010 fiscal year contingent upon the Company’s CAGR for the three year period ending on September 30, 2010. If a CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves a CAGR between 8% and 15%. The total award expected to vest is amortized over the vesting period.

The Company records estimated expense for the performance based grants based on the cumulative program-to-date CAGR for each respective program unless evidence exists that a different ultimate CAGR is likely to occur.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table summarizes RSE activity during the current year (shares in millions):

		Weighted-
		Average Grant
	Shares	Date Fair Value
Nonvested RSE at October 1, 2007	0.79	$57.34
Granted	0.53	116.08
Vested	(0.10)	59.19
Cancelled	(0.02)	96.07
Nonvested RSE at September 30, 2008	1.20	$82.24

As of September 30, 2008, there was an estimated $44.3 of total unrecognized compensation costs related to RSE granted under the Plan, which will be recognized over a weighted-average period of approximately 1.4 years. The actual amount recognized may vary depending on the actual CAGR achieved. The weighted-average fair value for RSE granted in 2008, 2007 and 2006 was $116.08, $73.68 and $52.81, respectively. The fair value of RSE vested in 2008, 2007 and 2006 was $10.4, $9.2 and $6.9, respectively.

In October 2008, the Company granted RSE awards to key employees which included approximately 265,200 shares that vest ratably over four years. At the same time, the Company granted RSE awards to key senior executives totaling approximately 374,600 which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2011 fiscal year contingent upon the Company’s CAGR for the three year period ending on September 30, 2011. If a CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves a CAGR between 8% and 15%. The total award expected to vest will be amortized over the vesting period.

Other Share-Based Compensation
During the quarter ended December 31, 2005, the Board of Directors approved an award for officers of the Company. This award totaled 196,800 share equivalents and has the same features as the restricted stock award granted to senior executives in October 2005 as discussed above, but will be settled in cash and mandatorily deferred until the individual’s retirement or other termination of employment. During 2007, 20,000 shares were forfeited. All remaining 176,800 share equivalents fully vested as of October 30, 2008 and the Company recorded pre-tax income of $4.4 in the first quarter of fiscal 2009 to reflect the mark to market for this grant from October 1, 2008 through the October 30, 2008 vesting date.

(9) Pension Plans and Other Postretirement Benefits
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

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2008	2007	2008	2007
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$815.4	$790.9	$35.5	$51.6
Impact of Playtex acquisition	69.6	-	8.1	-
Service cost	33.9	29.9	0.4	0.4
Interest cost	50.6	41.3	2.5	2.9
Plan participants' contributions	1.1	1.2	-	-
Actuarial gain	(107.7)	(28.8)	(2.9)	(17.6)
Benefits paid	(48.5)	(42.3)	(2.7)	(2.5)
Plan amendments	(2.6)	-	(2.9)	-
Plan settlements	(6.8)	-	-	-
Foreign currency exchange rate changes	(5.0)	23.2	(0.3)	0.7
Projected Benefit Obligation at end of year	$800.0	$815.4	$37.7	$35.5
Change in Plan Assets
Fair value of plan assets at beginning of year	$795.2	$704.8	$2.0	$2.4
Impact of Playtex acquisition	61.4	-	-	-
Actual return on plan assets	(118.7)	100.0	0.1	0.1
Company contributions	18.7	18.2	2.3	2.0
Plan participants' contributions	1.1	1.2	4.0	4.1
Benefits paid	(48.5)	(42.3)	(6.7)	(6.6)
Plan settlements	(6.8)	-	-	-
Foreign currency exchange rate changes	(6.4)	13.3	-	-
Fair value of plan assets at end of year	$696.0	$795.2	$1.7	$2.0
Funded status at end of year	$(104.0)	$(20.2)	$(36.0)	$(33.5)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

	Pension		Postretirement
	2008	2007	2008	2007
Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets	$42.5	$125.2	$-	$-
Current liabilities	(6.5)	(6.2)	(1.9)	(0.9)
Noncurrent liabilities	(140.0)	(139.2)	(34.1)	(32.6)
Net amount recognized	$(104.0)	$(20.2)	$(36.0)	$(33.5)
Amounts Recognized in Accumulated Other Comprehensive Income
Net loss/(gain)	106.6	38.2	(27.0)	(26.4)
Prior service cost (credit)	(9.7)	(7.4)	(26.7)	(25.9)
Transition obligation	1.4	1.8	-	-
Net amount recognized, pre-tax	$98.3	$32.6	$(53.7)	$(52.3)

Changes recognized in other comprehensive income for the year ended September 30, 2008 are as follows:

Changes in plan assets and benefit obligations	Pension	Postretirement
recognized in other comprehensive income
New prior service cost	$(2.6)	$ (2.9)
Net loss/(gain) arising during the year	74.3	(2.8)
Effect of exchange rates on amounts included in AOCI	(2.3)	0.1
Amounts recognized as a component of net periodic benefit cost
Amortization, settlement or curtailment recognition of net transition
asset (obligation)	(0.5)	-
Amortization or curtailment recognition of prior service credit (cost)	0.6	2.1
Amortization or settlement recognition of net gain/(loss)	(3.8)	2.1
Total recognized in other comprehensive loss/(income)	$65.7	$ (1.4)

On September 30, 2007, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. The table below reflects the impact of adopting the provisions of SFAS No. 158 on the components of the Consolidated Balance Sheet as of September 30, 2007:

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

	Before		After
	Application of	SFAS 158	Application of
	SFAS 158	Adjustments	SFAS 158
Other Assets	$194.7	$6.5	$201.2
TOTAL ASSETS	3,546.5	6.5	3,553.0
Other Current Liabilities	608.9	5.4	614.3
Other Liabilities *	423.9	(19.7)	404.2
TOTAL LIABILITIES	2,913.4	(14.3)	2,899.1
Accumulated Other Comprehensive Income	26.0	20.8	46.8
TOTAL SHAREHOLDERS' EQUITY	633.1	20.8	653.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,546.5	$6.5	$3,553.0

*Includes Deferred Income Tax liability adjustment of $15.7.

The Company expects to contribute $16.5 to its pension plans in 2009. The Company’s expected future benefit payments are as follows:

	September 30,
	Pension	Postretirement
2009	$45.9	$3.6
2010	46.8	3.6
2011	50.1	3.4
2012	54.3	3.3
2013	59.4	3.2
2014 to 2018	368.5	14.0

The accumulated benefit obligation for defined benefit pension plans was $716.8 and $727.2 at September 30, 2008 and 2007, respectively. The information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	September 30,
	2008	2007
Projected benefit obligation	$189.2	$200.8
Accumulated benefit obligation	162.9	169.7
Fair value of plan assets	45.8	53.5

Pension plan assets in the U.S. plan represent 79% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 54%, (b) debt securities, including U.S. bonds: 41% and (c) other: 5%. The U.S. plan held no shares of ENR stock at September 30, 2008. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table presents pension and postretirement expense:

	September 30,
	Pension			Postretirement
	2008	2007	2006	2008	2007	2006
Service cost	$33.9	$29.9	$26.3	$0.4	$0.4	$0.3
Interest cost	50.6	41.3	38.4	2.5	2.8	3.3
Expected return on plan assets	(63.3)	(53.2)	(49.8)	(0.1)	(0.1)	(0.1)
Amortization of unrecognized prior service cost	(0.6)	(1.1)	(0.2)	(2.1)	(2.2)	(2.2)
Amortization of unrecognized transition asset	0.5	0.4	0.7	-	-	-
Recognized net actuarial loss/(gain)	3.8	6.9	6.2	(2.1)	(0.3)	0.1
Net periodic benefit cost	$24.9	$24.2	$21.6	$(1.4)	$0.6	$1.4

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending September 30, 2009, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	(2.8)	2.1
Prior service credit	1.5	2.3
Initial net obligation	(0.4)	-

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2008	2007	2008	2007
Plan obligations:
Discount rate	7.0%	5.8%	7.5%	6.0%
Compensation increase rate	4.2%	3.9%	3.9%	3.5%
Net periodic benefit cost:
Discount rate	5.9%	5.3%	6.0%	5.7%
Expected long-term rate of return on plan assets	8.0%	8.0%	3.7%	5.5%
Compensation increase rate	4.0%	3.8%	3.5%	3.6%

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.5%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.5%.

(10) Defined Contribution Plan
The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participants' before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s after-tax contribution of 1% of eligible compensation is matched with a 325% Company contribution to the participant’s pension plan account. Amounts charged to expense during fiscal 2008, 2007 and 2006 were $8.5, $5.6 and $5.4, respectively, and are reflected in SG&A and cost of products sold in the Consolidated Statements of Earnings. The increase in expense for 2008 was due primarily to the addition of Playtex.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(11) Debt
Notes payable at September 30, 2008 and 2007 consisted of notes payable to financial institutions with original maturities of less than one year of $264.4 and $43.0, respectively, and had a weighted-average interest rate of 4.7% and 6.7%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2008	2007
Private Placement, fixed interest rates ranging from 4.2% to 7.3%, due 2009 to 2017	$2,230.0	$1,475.0

Term Loan, variable interest at LIBOR + 100 basis points, or 5.05%, due 2012	465.5	-

Singapore Bank Syndication, multi-currency facility, variable interest at	-	107.0
LIBOR + 80 basis points, or 4.85%, due 2010

Total long-term debt, including current maturities	2,695.5	1,582.0
Less current portion	106.0	210.0
Total long-term debt	$2,589.5	$1,372.0

The Company maintains total committed debt facilities of $3,449.9, of which $479.0 remained available as of September 30, 2008.

Under the terms of the Company’s debt facilities, the ratio of the Company’s indebtedness to its EBITDA cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeded 3.50 to 1. In addition, the ratio of its current year Earnings Before Interest and Taxes (EBIT) to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its pro forma EBITDA, as defined in the agreements, was 3.25 to 1, and the ratio of its pro forma EBIT, as defined in the agreements, to total interest expense was 3.91 to 1 as of September 30, 2008. As a result of the ratio of indebtedness to pro forma EBITDA during fiscal 2008, which was above 3.50 to 1 for the period from January 1, 2008 through September 30, 2008, at which time the ratio reduced to 3.25 to 1, the Company had higher pre-tax interest expense on fixed borrowings of approximately $13.0 for the current year. Failure to comply with the above ratios or other covenants could result in acceleration of maturity, which could trigger cross defaults on other borrowings. The Company believes that covenant violations, which may result in acceleration of maturity, are unlikely. The Company’s fixed rate debt is callable by the Company, subject to a “make whole” premium, which would be required to the extent the underlying benchmark U.S. treasury yield has declined since issuance.

The Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation (the SPE), which is a bankruptcy-remote special purpose entity subsidiary of the Company, and outside parties (the Conduits). Under the current structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Borrowings under this program receive favorable treatment in the Company’s debt compliance covenants. The program renews annually in May. Further

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

deterioration in credit markets could result in an inability to renew the program or renewal on less favorable terms, which may negatively impact compliance reported Debt-to-EBITDA and may require the Company to draw on other available committed debt facilities.

The counterparties to long-term committed borrowings consist of a number of major international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to minimize refinancing risk in any single year and to optimize the use of free cash flow for repayment.

Aggregate maturities on long-term debt at September 30, 2008 are as follows: $106.0 in 2009, $301.0 in 2010, $266.0 in 2011, $231.0 in 2012, $701.5 in 2013 and $1,090.0 thereafter.

(12) Preferred Stock
The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2008, there were no shares of preferred stock outstanding.

(13) Shareholders' Equity
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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

At September 30, 2008, there were 300 million shares of ENR stock authorized, of which approximately 3.0 million shares were reserved for issuance under the 2000 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares and 8 million shares remain under such authorization as of September 30, 2008. There were no shares repurchased during fiscal year 2008.

(14) Financial Instruments and Risk Management
Foreign Currency Contracts – At times, the Company enters into foreign exchange forward contracts and, to a lesser extent, purchases options and enters into zero-cost option collars to mitigate potential losses in earnings or cash flows on foreign currency transactions. The Company has not designated these financial instruments as hedges for accounting purposes for the year ended September 30, 2008. The Company recorded a pre-tax loss of $1.3 associated with the foreign currency contracts. Foreign currency exposures are primarily related to anticipated intercompany purchase transactions and intercompany borrowings. Other foreign currency transactions to which the Company is exposed include external purchase transactions and intercompany receivables, dividends and service fees.

The contractual amounts of the Company's forward exchange contracts were $71.1 and $67.1 in 2008 and 2007, respectively. These contractual amounts represent transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. Foreign currency contracts are generally for one year or less.

Derivative Securities – The Company uses raw materials that are subject to price volatility. Hedging instruments are used by the Company as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These hedging instruments are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as cash flow hedges. To qualify for hedge accounting, the Company uses a regression model to determine effectiveness and expects there to be a high correlation between the hedging instruments and raw material purchases. At September 30, 2008, the fair market value of the Company’s outstanding hedging instruments was an unrealized pre-tax loss of $9.8. Realized gains and losses are reflected as adjustments to the cost of the raw materials. Over the next twelve months, approximately $9.2 of the loss recognized in Accumulated Other Comprehensive Income will be recognized in earnings. The impact of hedge ineffectiveness was immaterial in 2008. Contract maturities for these hedges extend into fiscal year 2010.

Share Options – A portion of the Company’s deferred compensation liabilities is based on Company stock price and is subject to market risk.

At September 30, 2007, the Company held a net-cash settled prepaid share option with a major multinational financial institution to mitigate the impact of changes in the Company’s deferred compensation liabilities. In December 2007, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received, $46.0 was a return of investment and was classified within investing activities on the Statement of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operating activities on the Statement of Cash Flows. As a result of this change in the share option, the Company will incur yearly fees at LIBOR plus 230 basis points until the contract is settled. The fair market value of the share option was $2.4, as included in other current liabilities, and $59.3, as included in other current assets, at September 30, 2008 and 2007, respectively, with

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

approximately 0.5 million share options outstanding at September 30, 2008 and 2007. The change in fair value of the total share option for the twelve months ended September 30, 2008 and 2007 resulted in expense of $16.2 and income of $23.2, respectively, and was recorded in SG&A.

Concentration of Credit Risk – The counterparties to foreign currency contracts consist of a number of major multinational and international financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into foreign exchange contracts through brokers nor does it trade foreign exchange contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated although the current economic environment makes such assessments more challenging.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $122.3 at September 30, 2008. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Financial Instruments – The Company’s financial instruments include cash and cash equivalents, short-term and long-term debt and foreign currency contracts. Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

At September 30, 2008 and 2007, the fair market value of fixed rate long-term debt was $2,078.5 and $1,423.1, respectively, compared to its carrying value of $2,230.0 and $1,475.0, respectively. The increase in fixed rate debt at September 30, 2008 was due to borrowings to complete the Playtex acquisition. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

The fair value of foreign currency contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. Based on these considerations, the Company would make an insignificant payment for outstanding foreign currency contracts at September 30, 2008 and 2007. However, these payments are unlikely due to the fact that the Company enters into foreign currency contracts to hedge identifiable foreign currency exposures, and as such would generally not terminate such contracts.

(15) Environmental and Legal Matters
Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations primarily relate to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to seven federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to two state-designated sites or other sites outside of the U.S.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Accrued environmental costs at September 30, 2008 were $11.8, of which $1.7 is expected to be spent in fiscal 2009. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

As a result of the Playtex acquisition certain of the Company’s products are subject to regulation by the United States Food and Drug Administration (FDA).

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

(16) Other Commitments and Contingencies
An international affiliate of the Company has $7.9 of funds deposited in a bank account that is acting as collateral for a bank loan. The Company has reflected this bank deposit as restricted cash, which is included in other current assets on the Consolidated Balance Sheets. The loan was initiated in June 2004 for a three month period. At each maturity, the Company renewed the agreement. As the loan amount changes, the funds on deposit will be required to increase or decrease with the loan amount. The impact of this transaction is reflected in the investing section of the Consolidated Statements of Cash Flows.

Total rental expense for all operating leases was $28.9, $28.0 and $27.1 in 2008, 2007 and 2006, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2008, were $18.5 in 2009, $14.7 in 2010, $10.7 in 2011, $6.3 in 2012, $4.6 in 2013 and $7.2 thereafter. These leases are primarily for office facilities.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(17) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2008	2007
Inventories
Raw materials and supplies	$77.7	$65.1
Work in process	137.9	109.4
Finished products	459.0	407.8
Total inventories	$674.6	$582.3
Other Current Assets
Miscellaneous receivables	$47.1	$41.1
Deferred income tax benefits	119.7	91.2
Prepaid expenses	75.7	68.1
Share option	-	59.3
Other	15.3	10.8
Total other current assets	$257.8	$270.5
Property at Cost
Land	$37.3	$25.3
Buildings	251.9	206.7
Machinery and equipment	1,459.0	1,294.0
Construction in progress	115.4	54.5
Total gross property	1,863.6	1,580.5
Accumulated depreciation	1,028.1	930.6
Total property, plant and equipment, net	$835.5	$649.9
Other Assets
Pension asset	$42.5	$125.2
Deferred income tax benefits	-	21.0
Deferred charges and other assets	42.3	34.8
Total other assets	$84.8	$181.0
Other Current Liabilities
Accrued advertising, promotion and allowances	$324.3	$306.8
Accrued salaries, vacations and incentive compensation	123.0	112.1
Returns reserve	47.8	-
Other	233.8	188.3
Total other current liabilities	$728.9	$607.2
Other Liabilities
Pensions and other retirement benefits	$176.7	$175.3
Deferred compensation	138.8	161.6
Deferred income tax liabilities	489.9	-
Other noncurrent liabilities	63.8	47.1
Total other liabilities	$869.2	$384.0

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

ALLOWANCE FOR DOUBTFUL ACCOUNTS	2008	2007	2006
Balance at beginning of year	$9.8	$10.9	$12.5
Impact of Playtex acquisition	4.0	-	-
Provision charged to expense, net of reversals	(0.2)	(0.2)	-
Write-offs, less recoveries, translation, other	(2.4)	(0.9)	(1.6)
Balance at end of year	$11.2	$9.8	$10.9

INCOME TAX VALUATION ALLOWANCE	2008	2007	2006
Balance at beginning of year	$4.9	$10.7	$15.1
Impact of Playtex acquisition	5.0	-	-
Provision charged to expense	0.1	0.5	1.8
Reversal of provision charged to expense	(0.4)	(4.3)	(5.7)
Write-offs, translation, other	(0.5)	(2.0)	(0.5)
Balance at end of year	$9.1	$4.9	$10.7

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2008	2007	2006
Interest paid	$143.6	$90.4	$66.7
Income taxes paid	90.6	108.5	113.3

(18) Segment Information
In the first quarter of fiscal 2008, the Company revised its operating segment presentation. Operations for the Company are managed via two segments - Household Products (Battery and Lighting Products) and Personal Care (wet shave, skin, feminine and infant care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Playtex acquisition and the acquisition integration costs for the Playtex acquisition are not reflected in the Personal Care segment, but rather presented as a separate line item below segment profit, as it is a non-recurring item directly associated with the Playtex acquisition. Such presentation reflects management’s view on how it evaluates segment performance.

The Company’s operating model includes a combination of stand-alone and combined business functions between the Household Products and Personal Care businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, combined sales forces and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis in which shared business functions are allocated between the businesses.

Wal-Mart Stores, Inc. and its subsidiaries accounted for 20.8%, 18.8% and 18.5% of total net sales in 2008, 2007 and 2006, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments, pension assets and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Net Sales	2008	2007	2006
Household Products	$2,474.3	$2,376.3	$2,147.1
Personal Care	1,856.7	988.8	929.8
Total net sales	$4,331.0	$3,365.1	$3,076.9

	2008	2007	2006
Profitability
Household Products	$489.1	$472.3	$442.3
Personal Care	322.5	155.5	127.7
Total segment profitability	811.6	627.8	570.0
General corporate and other expenses	(104.9)	(111.5)	(128.9)
Acquisition inventory valuation	(27.5)	-	-
Amortization of intangibles	(14.0)	(5.4)	(5.3)
Interest and other financial items	(192.0)	(76.7)	(79.2)
Total earnings before income taxes	$473.2	$434.2	$356.6

Depreciation and Amortization
Household Products	$67.0	$66.5	$65.8
Personal Care	59.4	42.2	43.0
Total segment depreciation	126.4	108.7	108.8
Corporate	14.9	6.3	8.7
Total depreciation and amortization	$141.3	$115.0	$117.5

Total Assets
Household Products	$1,505.5	$1,474.4
Personal Care	1,066.3	664.1
Total segment assets	2,571.8	2,138.5
Corporate	375.3	724.0
Goodwill and other intangible assets	2,869.6	663.2
Total assets	$5,816.7	$3,525.7

Capital Expenditures
Household Products	$79.3	$54.2	$48.7
Personal Care	78.9	34.1	37.5
Total segment capital expenditures	158.2	88.3	86.2
Corporate	1.8	0.3	8.7
Total capital expenditures	$160.0	$88.6	$94.9

Geographic segment information on a legal entity basis:

	2008	2007	2006
Net Sales to Customers
United States	$2,207.8	$1,561.4	$1,474.5
International	2,123.2	1,803.7	1,602.4
Total net sales	$4,331.0	$3,365.1	$3,076.9

Long-Lived Assets
United States	$591.8	$541.4
Germany	136.8	137.9
Other International	191.7	151.6
Total long-lived assets	$920.3	$830.9

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.4%, 4.5% and 4.5% and sales to customers in Japan representing 3.4%, 4.4% and 5.0% of the Company’s total sales in 2008, 2007 and 2006, respectively. Sales to customers in all other single foreign countries represented less than 5% of the Company’s total sales for each of the three years ended September 30.

Supplemental product information is presented below for net sales:

	2008	2007	2006
Net Sales
Alkaline batteries	$1,490.1	$1,461.9	$1,338.0
Carbon zinc batteries	225.2	249.9	242.2
Other batteries and lighting products	759.0	664.5	566.9
Wet Shave	1,085.0	988.8	929.8
Skin Care	364.1	-	-
Feminine Care	222.6	-	-
Infant Care	185.0	-	-
Total net sales	$4,331.0	$3,365.1	$3,076.9

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(19) Quarterly Financial Information – (Unaudited)
The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are significantly impacted in the first quarter by the additional battery product sales volume associated with the December holiday season, and for fiscal 2008 and beyond, in the second and third quarters by seasonal sun care shipments. The fourth quarter of 2008 also included higher hurricane-related shipments and early holiday season buy-in as discussed in Management’s Discussion and Analysis of Results of Operations and Financial Conditions.

	First	Second	Third	Fourth
Fiscal 2008

Net sales	$1,189.9	$951.0	$1,066.7	$1,123.4
Gross profit	536.2	457.8	509.0	534.7
Net earnings	102.6	60.9	66.7	99.1

Basic earnings per share	$1.79	$1.06	$1.16	$1.71
Diluted earnings per share	$1.74	$1.03	$1.13	$1.67

Items increasing/(decreasing) net earnings:
Acquisition inventory valuation, net of tax	$(15.5)	$(1.0)	$-	$-
Integration costs, net of tax	(3.7)	(2.7)	(1.9)	(3.1)
Provisions for restructuring and related costs, net of tax	(1.5)	(0.2)	-	(0.3)
Adjustments to prior years' tax accruals	-	-	(4.0)	2.9

	First	Second	Third	Fourth
Fiscal 2007

Net sales	$959.2	$730.9	$800.0	$875.0
Gross profit	454.2	346.3	378.5	425.7
Net earnings	122.3	66.6	62.5	70.0

Basic earnings per share	$2.16	$1.18	$1.10	$1.23
Diluted earnings per share	$2.08	$1.14	$1.06	$1.19

Items increasing/(decreasing) net earnings:
Provisions for restructuring and related costs, net of tax	$(2.3)	$(3.0)	$(2.3)	$(4.6)
Adjustments to prior years' tax accruals	-	-	3.5	4.4
Tax benefits recognized related to prior years' losses	-	-	4.3	-
Deferred tax benefit due to statutory rate change	-	-	-	9.7