Form 10-K, Exhibit 13
period 2009-09-30
ENERGIZER HOLDINGS INC
filed 2009-11-25
CIK 1096752

Exhibit 13

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Management’s Discussion and Analysis of Results of Operations and Financial Condition (Dollars in millions, except per share and percentage data)

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. The Company reports results in two segments: Household Products, which includes batteries and portable lighting products and Personal Care, which includes wet shave, skin care, feminine care and infant care products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Company Overview

General
Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world’s largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company.

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names Eveready and Energizer have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. Its portfolio of products include: the Quattro for Women, Intuition, Lady Protector and Silk Effects Plus women’s shaving systems and the Quattro and Protector men’s shaving systems, as well as the Quattro, Xtreme 3, and Slim Twin/Exacta disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries. On June 5, 2009, we completed the acquisition of the Edge and Skintimate shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

On October 1, 2007, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc., a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include Playtex feminine care products, Playtex infant care products, Diaper Genie diaper disposal systems, Wet Ones pre-moistened wipes, Banana Boat and Hawaiian Tropic sun care products, and Playtex household gloves.

Our subsidiaries operate a number of manufacturing and packaging facilities in 14 countries on five continents, and we employ over 4,500 colleagues in the United States and approximately 11,000 in foreign jurisdictions.

Industries
We operate in five distinct industries: battery and portable lighting products, wet shave, skin care, feminine care and infant care. Our two largest categories by revenue are battery products and wet shave. The battery category is comprised of two primary competitors, Energizer’s Eveready and Energizer brands and Procter & Gamble’s Duracell, which we estimate represent approximately 70% in the markets in which we compete. The wet shave category is comprised of two primary competitors, Procter & Gamble’s Gillette and Energizer’s Schick-Wilkinson Sword, which we estimate represent more than 80% of the global wet shave market.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Household Products
Energizer’s Household products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting products.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold into the price, premium and performance segments. This allows us to penetrate the broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products. Since Energizer’s invention of the first D cell battery in 1893, we have been committed to developing and marketing innovative new products for the portable power and portable lighting products market. Energizer has continued this dedication to innovation by introducing multiple new products, including extending our lithium battery technology to the first lithium AAA battery in 2003, and, in 2008, by introducing the Advanced Lithium battery that performs four times better in high drain devices versus alkaline batteries. Advanced Lithium provides a mid ranged price point for consumers to meet their high drain device needs. In 2009, Energizer announced the first zinc air prismatic battery, which is the highest energy density battery of any consumer portable power solution (either disposable or rechargeable). In addition, our portable lighting products business introduced a number of new products over the last two years designed to meet a wide range of consumer, industrial and military needs.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Unit growth had been positive for many years, but unit volume declined over the last two years coincident with the global economic recession. We believe household battery volume growth has also been dampened by cautious retailer inventory investments and an increasing number of new devices powered by built-in rechargeable battery systems.

Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets. In addition, we have seen some shift by consumers to larger package sizes, and increased retailer support of private label products, both of which sell at lower per unit prices. The long-term impact on overall category value resulting from the current economic downturn, new device trends, migration to private label brands, larger package sizes and retailer inventory investment strategies is difficult to predict at this time.

Energizer is well positioned to meet the needs of customer and consumer demands for household and specialty batteries and portable lighting products, leveraging category expertise, retail understanding and its broad portfolio of products to give Energizer a strong presence across the retail channels. We believe we have a leading market share presence in most of the major markets in which we choose to compete. We believe we have been able to either hold or gain share in many of our key markets over the past three years due to our diversified portfolio of products, which meet a broad spectrum of consumer needs.

Personal Care
The Personal Care division includes Wet Shave products sold under the Schick, Wilkinson Sword, Edge and Skintimate brand names, Skin Care products sold under the Banana Boat, Hawaiian Tropic, Wet Ones and Playtex brand names, and Feminine Care and Infant Care products sold under the Playtex and Diaper Genie brand names.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

We manufacture and distribute Schick and Wilkinson Sword razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products in more than 140 countries worldwide. Its primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 20% in 2009, 2008 and 2007. We currently maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

On June 5, 2009 we completed the acquisition of the Edge and Skintimate shave preparation brands from SCJ. This added U.S. market leading shave preparation products to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the Intuition women’s system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the Quattro men’s shaving system, the first four blade razor system for men. Since then, SWS has continued to introduce a number of extensions and improvements to these flagship systems.

In 2007, Energizer acquired Playtex Products, Inc., a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In skin care, we market sun care products under the Banana Boat and Hawaiian Tropic brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. Playtex competes across this full spectrum of sun care products. We also offer Wet Ones, the leader in the U.S. portable hand wipes category, and Playtex household gloves, the branded household glove leader in the U.S.

In feminine care, we believe Playtex is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the Playtex Gentle Glide and Playtex Sport brands, and Playtex Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene.

In infant care, we market a broad range of products including bottles, cups, and a full line of mealtime products including plates, utensils and placemats under the Playtex brand name. We also offer a line of pacifiers, including the Ortho-Pro and Binky pacifiers. We believe our Playtex Diaper Genie brand of diaper disposal systems leads the U.S. diaper pail category. The Diaper Genie brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film.

Foreign Currency
A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive and economic environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profit. In 2009, the U.S. dollar strengthened considerably during our first fiscal quarter versus most foreign currencies due to the global economic crisis. We estimate that operating profit for fiscal 2009 was negatively impacted by approximately $120 as compared to fiscal 2008 from unfavorable currency movements. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Financial Results
For the year ended September 30, 2009, net earnings were $297.8, or $4.72 per diluted share, compared to net earnings of $329.3, or $5.59 per diluted share, in 2008 and $321.4, or $5.51 per diluted share in 2007. The higher average shares outstanding, 63.1 million in 2009 as compared to 58.9 million in 2008, as a result of the common stock issuance in May 2009 reduced diluted earnings per share by $0.34 for the year ended September 30, 2009 as compared to fiscal 2008. Included in the current year results are:

Charges:

-	$33.2, after-tax, or $0.53 per diluted share, related to the Company’s voluntary enhanced retirement option (VERO) and reduction in force (RIF) programs, and other business realignment and integration charges;

-	$1.5, or $0.02 per diluted share, related to prior year income tax accrual adjustments; and

-	$2.3, after-tax, or $0.04 per diluted share, related to the write-up and subsequent sale of inventory purchased in the shave preparation acquisition.

Income:

-	$15.2, after-tax, or $0.24 per diluted share, of income due to a change in the Company’s paid time off policy (PTO) in the second quarter of fiscal 2009.

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

Operating Results

Net Sales
Net sales for fiscal 2009 were $3,999.8, down $331.2, or 8%, due primarily to approximately $225 of unfavorable currency. Net sales in the Household Products division decreased $364.8, or 15%, or approximately $220, down 9% on a constant currency basis. Net sales in the Personal Care business increased $33.6, or 2%, or approximately $113, up 6%, on a constant currency basis.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Gross Profit
Gross profit dollars were $1,858.6 in 2009, a decrease of $179.1, or 9%, due primarily to the unfavorable impact of currency, which we estimate reduced gross margin by approximately $160 in fiscal 2009 as compared to the prior year.

Gross margin as a percent of net sales was 46.5% in 2009, 47.0% in 2008 and 47.7% in 2007. The margin percentage decline in 2009 is due primarily to unfavorable currency, which we estimate reduced gross margin by approximately 130 basis points. The margin percentage decline in 2008 is due primarily to higher year over year product costs, including the impact of the $27.5 charge related to the step-up of inventory acquired in the Playtex acquisition.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $742.6, a decrease of $51.4 due primarily to the favorable impact of currency of approximately $44 and reduced overhead spending. As a percent of net sales, SG&A was 18.6%, up slightly from 18.3% in the prior year due to the year over year net sales decline described above. SG&A increased $166.1 in 2008 due primarily to the acquisition of Playtex.

Advertising and Promotion
Advertising and promotion (A&P) decreased $72.3 in 2009 due to reduced spending, and approximately $23 of favorable currency. A&P increased $91.6 in 2008 due to the acquisition of Playtex, which added $112.3 to A&P for 2008.

A&P expense was 10.4%, 11.2% and 11.7% of sales for 2009, 2008 and 2007, respectively. In addition to the impact that accompanies a major acquisition, A&P expense may vary from year to year with new product launches, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

Research and Development
Research and development (R&D) expense was $90.5 in 2009, $91.7 in 2008 and $70.7 in 2007. The expense in 2008 includes $19.9 for Playtex, which represents the majority of the increase. As a percent of sales, R&D expense was 2.3% in 2009 and 2.1% in 2008 and 2007.

Non-GAAP Financial Measures

While the Company reports financial results in accordance with accounting principles generally accepted in the U.S. (“GAAP”), this discussion includes non-GAAP measures. These non-GAAP measures, such as comparisons excluding the impact of currency and the change in net sales for the Playtex product lines in 2008 as compared to pro forma 2007, which was prior to our acquisition of Playtex, are not in accordance with, nor are they a substitute for, GAAP measures. The Company believes these non-GAAP measures provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures.

Segment Results
Operations for the Company are managed via two segments - Household Products (battery and portable lighting products) and Personal Care (wet shave, skin, feminine and infant care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the recent VERO, RIF and change in PTO policy, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information presented in Note 18 to the Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Edge/Skintimate acquisition in fiscal 2009, which was $3.7, and the Playtex acquisition in fiscal 2008, which was $27.5, as well as the related acquisition integration costs in both periods are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisitions. Such presentation reflects management’s view on how it evaluates segment performance.

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

HOUSEHOLD PRODUCTS

	2009	2008	2007
Net sales	$2,109.5	$2,474.3	$2,376.3
Segment profit	$398.6	$489.1	$472.3

For the year ended September 30, 2009, net sales were $2,109.5, down $364.8, or 15% including the impact of approximately $144 of unfavorable currency. Absent currency, sales decreased approximately $220, or 9%, due to lower sales volume across all geographic areas, but most notably in the U.S. We estimate the premium battery category declined approximately 9% in fiscal 2009 as consumers cut spending and retailers reduced inventory levels during the year in response to the economic downturn. In addition, we estimate that year over year sales were negatively impacted by approximately $55 of shipments in the prior year related to hurricanes and early holiday shipments ahead of an announced price increase, which were not repeated in fiscal 2009.

Segment profit decreased $90.5, including approximately $76 of unfavorable currency. Excluding the impact of unfavorable currency, segment profit declined approximately $14 as lower gross margin from volume declines was significantly offset by reduced spending in advertising/promotion and overheads, which collectively decreased approximately $45 as compared to fiscal 2008, and favorable pricing and product mix.

For the year ended September 30, 2008, sales increased $98.0, inclusive of approximately $88 of favorable currency versus fiscal 2007. Absent currency, sales increased $10, as favorable pricing and product mix were partially offset by lower sales volume. Soft overall category demand in most of the developed world was nearly offset by fiscal 2008 sales to meet hurricane demand and early holiday season buy-in within the U.S. and volume growth in Central and Eastern Europe and Latin America. Overall pricing and price mix was favorable $15.8 as compared to fiscal 2007 as list price increases taken to offset rising material costs were partially offset by sales shifting to larger pack sizes, which sell at lower per unit prices.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Segment profit in fiscal 2008 increased $16.8 but declined approximately $35 after excluding favorable currency impacts as compared to fiscal 2007 as the benefit of higher pricing was more than offset by unfavorable product cost of $63.2 due primarily to higher commodity material costs and unfavorable production volumes. Excluding currency impacts, higher SG&A expenses were nearly offset by lower A&P spending.

Looking forward, we remain cautious regarding consumption in the battery category as retailer inventory investment remains uncertain, the speed of the economic recovery, especially as it relates to consumer spending, is slow and device trends in the battery category remain difficult to assess given the recent economic downturn.

As noted previously, the significant unfavorable currency environment in fiscal 2009 coupled with the economic downturn reduced segment profit in Household Products measurably. In response to these factors, the Company reduced spending in both advertising and promotion and overheads, in the short term, to somewhat mitigate the negative impact of currency and the economy on segment profit. For fiscal 2010, we expect to return to more historical investment levels for advertising and promotion and increase funding for other targeted growth initiatives after a year of aggressive cost containment.

Funding for these efforts will come partially from lower commodities, raw materials and other input costs, which are estimated to be favorable approximately $12 to $14 in 2010 compared to 2009 average costs based on current market conditions. In addition, we expect segment profit to be positively impacted by favorable currency as compared to fiscal 2009 in the range of $40 to $43, net of the impact of hedging activities, based on current exchange rates.

PERSONAL CARE

	2009	2008	2007
Net sales	$1,890.3	$1,856.7	$988.8
Segment profit	$341.1	$322.5	$155.5

Net sales for the fiscal year were $1,890.3, an increase of $33.6, or 2%, including the impact of approximately $80 of unfavorable currency. Excluding the impact of unfavorable currency, sales increased approximately 6% due to the shave preparation acquisition, which added $57, or 3%, and higher sales of Wet Shave, Infant Care and Skin Care products partially offset by lower sales of Feminine Care. Wet Shave sales increased 3%, excluding the acquisition and currency, driven by the launch of Quattro for Women Trimmer in the second quarter, and higher disposable and Quattro men’s systems sales, partially offset by ongoing declines in legacy system products. Infant Care sales increased 7% driven by Diaper Genie, cups and soothing products. Skin Care sales increased 4% on higher sales of Wet Ones, and higher sales for sun care primarily in international markets. Feminine Care sales decreased 2% as higher sales of Playtex Sport were offset by lower sales of Gentle Glide, due, in part, to increased competitive activity.

Segment profit for the fiscal year was $341.1, an increase of $18.6 or 6% inclusive of unfavorable currency of approximately $20. Excluding currency, segment profit grew approximately $39 or 12% due to incremental Playtex synergies of approximately $32, lower A&P of approximately $17, and the inclusion of the shave preparation acquisition, which added $4, partially offset by higher product costs and unfavorable product mix.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

As noted previously, Energizer’s acquisition of Playtex was completed on October 1, 2007, the first business day of fiscal 2008. Therefore, Playtex is not included in the attached 2007 financial statements. To provide a clearer understanding of the impact of the acquisition on comparative net sales results between fiscal 2008 and fiscal 2007, the comparison of the 2008 results for the Playtex product lines presented in the next paragraph are versus unaudited pro forma results for the year ended September 30, 2007 for those same product lines. Hawaiian Tropic results are included in the 2007 pro forma net sales comparative beginning on April 18, 2007, the date at which Playtex acquired the business.

On a reported basis, net sales for 2008 were $1,856.7, an increase of $867.9, or 88%, due primarily to the acquisition of Playtex, which added $771.7 and the favorable impact of currency of approximately $67. On a constant currency basis, net sales increased 81% due to the acquisition of Playtex. Wet shave net sales increased 10% due primarily to the impact of favorable currency of approximately $67 and higher volumes in disposable razors and the Quattro family of products. The remaining product discussions regarding sales comparisons for the Playtex product lines for fiscal 2008 are presented as compared to the 2007 pro forma results described in the previous paragraph. Skin Care net sales increased 22% in 2008 due to the inclusion of Hawaiian Tropic, which was acquired by Playtex in April 2007. Excluding the impact of Hawaiian Tropic, Skin Care net sales increased 5% driven by growth in Banana Boat. Feminine Care net sales decreased 1% due to the discontinuation of the Beyond cardboard applicator tampon in 2007 partially offset by growth in plastic applicator tampons. Sales of plastic applicator tampons increased 3% in 2008. Infant Care net sales were essentially flat as higher sales of Diaper Genie and the disposable Drop-In product were offset by a decline in sales of reusable infant bottles as the company transitioned to bisphenol A (BPA)-free products.

Segment profit for fiscal 2008 was $322.5, up $167.0, or 107%, due to the acquisition of Playtex, which added $131 to segment profit, and the impact of favorable currency of approximately $22.

Looking forward, as with Household Products, we expect to increase our investment in advertising and promotion both in dollars and as a percent of net sales in fiscal 2010. In the case of Personal Care, we expect the investment in advertising and promotion will be at a level that matches or somewhat exceeds the percent of net sales spent in fiscal 2008, the first full year of the Playtex acquisition. In fiscal 2009, our level of spending was reduced in response to the severe economic downturn and unfavorable currency environment. While we believe this was prudent in 2009, we believe higher investment levels are preferred in 2010 to maintain the long term health of our personal care portfolio. In addition, we expect to invest in certain targeted areas outside of advertising and promotion, most notably in support of our innovation objectives and in support of sales growth initiatives in key markets.

Partially funding this increased investment is expected segment profit favorability in currency and material costs, based on current market conditions. We expect currency will be favorably impacted by $15 to $17, net of related currency hedges, in fiscal 2010 as compared to fiscal 2009. In addition, we expect material costs, based on current market conditions, to be $4 to $6 favorable as compared to average material costs in fiscal 2009.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

GENERAL CORPORATE AND OTHER EXPENSES

	2009	2008	2007
General Corporate Expenses	$83.8	$83.8	$93.3
Integration/Other Realignment	13.6	21.1	18.2
Sub-Total	97.4	104.9	111.5
VERO/Separation Costs	38.6	-	-
PTO Policy Change	(24.1)	-	-
Acquisition inventory valuation	3.7	27.5	-
General Corporate and Other Expenses	$115.6	$132.4	$111.5
% of total net sales	2.9%	3.1%	3.3%

General Corporate and Other Expenses
For the year, general corporate expenses, including integration/other realignment, decreased $7.5 due primarily to lower Playtex integration costs, which declined by $13.8 year over year. In addition, higher costs associated with certain realignment activities in foreign affiliates were partially offset by lower corporate compensation expenses.

In the fourth quarter of 2009, the Company implemented the VERO for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a RIF, primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of 2009 was $38.6 and was included in SG&A. See Note 6 to the Consolidated Financial Statements for further information.

In 2009, we recorded a favorable adjustment of $24.1 resulting from a change in the policy under which colleagues earn and vest in the Company’s paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a recent review of certain benefit programs, this policy was revised to a more “market” policy for PTO. The revised policy has an “earn as you go” approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit.

For fiscal 2008, general corporate expenses, including integration and other realignment costs, decreased $6.6, as $17.9 of Playtex integration costs in 2008 were offset by lower compensation expenses and lower realignment expenses as compared to fiscal 2007. The Company estimates that approximately $14 of favorable synergies were achieved at, or shortly after, the October 2007 Playtex acquisition date via a reduction of Playtex corporate expenses including executive and stock related compensation and public company costs. However, the savings had no impact on the 2008 versus 2007 comparative as the costs were not included in the Company’s results for either year.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Interest and Other Financing Items
Interest expense for 2009 decreased $36.6 due primarily to lower average borrowings. Other financing items, which includes interest income and foreign exchange gains and losses from the Company’s worldwide affiliates, were unfavorable $10.3 for the fiscal year due primarily to exchange losses incurred as the U.S. dollar based payables for our foreign affiliates were unfavorably impacted by the rapid and significant strengthening of the U.S. dollar versus most local currencies during the first fiscal quarter.

Interest expense for fiscal 2008 increased $90.1 on higher average borrowings resulting from the Playtex acquisition. Other financing expense was unfavorable $25.2 due primarily to exchange losses in fiscal 2008 compared to exchange gains in fiscal 2007, and lower interest income in fiscal 2008 of $8.4 due to lower cash balances as a result of the Playtex acquisition.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 33.1%, 30.4% and 26.0% of earnings before income taxes in 2009, 2008 and 2007, respectively. Income taxes include the following items which impact the overall tax rate:

  Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. Such adjustments increased the income tax provision by $1.5 in 2009 and by $1.1 in 2008 and decreased the income tax provision by $7.9 in 2007.

  A tax benefit of $1.4 was recorded in 2009 associated with the write-up and subsequent sale of inventory acquired in the Edge/Skintimate shave preparation acquisition. A similar tax benefit of $11.0 was recorded in 2008 associated with the write-up and subsequent sale of inventory acquired in the Playtex acquisition.

  In 2007, $4.3 of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carry-forwards prior to expiration. Improved profitability in Mexico account for the bulk of the benefits recognized.

  Legislation enacted in Germany in August 2007 reduced the tax rate applicable to the Company’s subsidiaries in Germany for fiscal 2008 and beyond. Thus, an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

The Company's effective tax rate is highly sensitive to country mix, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax accrual estimates could increase or decrease future tax provisions.

Liquidity and Capital Resources

On May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2. The Company used $275 of the net proceeds to complete the purchase of the shave preparation brands on June 5, 2009 and used $100 to repay private placement notes, which matured on June 30, 2009. The remaining proceeds have contributed significantly to the increase in cash on hand at September 30, 2009 and the repayment of an additional $200 of private placement notes on September 28, 2009.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $489.2 in 2009, an increase of $22.7 as compared to 2008. Cash flow from operations was $466.5 in 2008, an increase of $21.2 as compared to $445.3 for 2007. The increase in cash flow from operations in 2009 was due primarily to lower assets used in operations partially offset by lower liabilities. The increase in 2008 was due to higher cash flow before changes in working capital due primarily to changes in deferred taxes.

The most significant driver of the higher cash flow from operations in 2009 was accounts receivable, which was lower by $106.7 at September 30, 2009, excluding the impact of acquired brands. This decrease was due to lower net sales as compared to the prior period and improved accounts receivable aging. This decrease in accounts receivable coupled with lower inventories on a year over year basis of $21.8 more than offset a reduction in accounts payable and other current liabilities, which were collectively lower by $109.5 due primarily to reduced advertising and promotional accruals resulting from lower spending and lower accruals for compensation and benefits including the impact of the change in PTO policy.

Investing Activities
Net cash used by investing activities was $412.2, $1,994.5 and $82.3 in 2009, 2008 and 2007, respectively. Capital expenditures were $139.7, $160.0 and $88.6 in 2009, 2008 and 2007, respectively. These expenditures were funded by cash flow from operations. Capital expenditures increased in 2008 as compared to 2007 due to production related spending and Playtex related spending. See Note 18 to the Consolidated Financial Statements for capital expenditures by segment. On June 5, 2009, the Company paid $275.0 for the acquisition of the shave preparation brands. On October 1, 2007, the first day of fiscal 2008, the Company paid $1,875.7 for the acquisition of Playtex. See “Financing Activities” below for discussion of the financing of the Playtex transaction. At September 30, 2007, the Company held a net-cash settled prepaid share option with a major multinational financial institution to mitigate the impact of changes in the Company’s deferred compensation liabilities. In December 2007, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received in fiscal 2008, $46.0 was a return of investment and was classified within investing activities on the Statement of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operating activities on the Statement of Cash Flows.

Capital expenditures of approximately $150 are anticipated in 2010 with increases in new product and cost reduction-related capital driving the largest components of projected capital spending. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
The Company’s total borrowings were $2,558.6 at September 30, 2009. The Company maintained total committed debt facilities of $3,048.6, of which $477.4 remained available as of September 30, 2009.

As noted previously, on May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

In October 2007, the Company borrowed approximately $1,500 under a bridge loan facility which, together with cash on hand, was used to acquire Playtex. The Company subsequently refinanced the bridge loan with $890 of long-term debt financing, with maturities ranging from three to ten years and fixed rates ranging from 5.71% to 6.55% and $600 of long-term bank financing priced at LIBOR plus 75 basis points.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its EBITDA, as defined in the agreements, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its EBITDA was 3.14 to 1, and the ratio of its EBIT to total interest expense was 4.40 to 1, as of September 30, 2009. Each of the calculations at September 30, 2009 was pro forma for the Edge/Skintimate shave preparation acquisition. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The negative impact on EBITDA resulting from the VERO and RIF charges in the fourth quarter of 2009 had a negative impact on the ratio of indebtedness to EBITDA as such charges are not excluded from the calculation of EBITDA under the terms of the agreements. The VERO and RIF charges will negatively impact trailing twelve month EBITDA, which is used in the ratio, through the third quarter of fiscal 2010, after which it will roll out of the calculation. Savings from the VERO and RIF programs will somewhat mitigate the negative EBITDA impact of the restructuring charges as they are realized during this time frame, and will remain a positive impact on the ratio going forward. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings. The Company believes that the cost and long-term nature of its current debt structure is a valuable asset given recent changes in the credit markets due to the recent global economic crisis. Additionally, the Company believes that reducing overall leverage and maintaining a covenant cushion with a portion of the proceeds of the recent equity offering should provide adequate capital for the Company to pursue its strategic initiatives and provide greater financial and operational flexibility, while helping to preserve the strength of its current favorable debt structure.

On May 5, 2009, the Company amended and renewed its existing receivables securitization program, under which the Company sells interests in certain accounts receivable, and which provides funding to the Company of up to $200 with two large financial institutions. The sales of the receivables are affected through a bankruptcy remote special purpose subsidiary of the Company, Energizer Receivables Funding Corporation (ERFC). Funds received under this financing arrangement are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. However, borrowings under the program are not considered debt for covenant compliance purposes under the Company’s credit agreements and private placement note agreements. The program is subject to renewal annually on the anniversary date. At September 30, 2009, a total of $147.5 was outstanding under this financing arrangement.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Parties to long-term committed borrowings consist of a number of major international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

The Company purchased shares of its common stock as follows (shares in millions):

			Total Average
Fiscal Year	Shares	Cost	Price
2009	0.0	$0.0	$0.00
2008	0.0	$0.0	$0.00
2007	0.8	$53.0	$67.67

The Company has 8 million shares remaining on the current authorization from its Board of Directors to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company’s significant contractual obligations at September 30, 2009 is shown below:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt, including current maturities	$2,389.5	$101.0	$497.0	$891.5	$900.0
Interest on long-term debt	592.1	106.8	204.4	147.1	133.8
Operating leases	75.3	23.1	26.2	14.9	11.1
Purchase obligations and other (1)	44.1	37.5	3.4	3.2	-
Total	$3,101.0	$268.4	$731.0	$1,056.7	$1,044.9

1	The Company has estimated approximately $2.8 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2009, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $46.9, excluding $7.4 of interest and penalties. The contractual obligations table above does not include this liability. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

The Company has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2009, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

In addition, the above contractual obligations table does not include minimum contributions related to the Company’s retirement programs as they are not considered material to the cash flow and liquidity of the Company for any given fiscal year presented. The U.S. pension plans constitute more than 70% of the total benefit obligations and plan assets for the Company’s pension plans. At this time, we do not believe that a minimum pension contribution for the U.S. plan will be required before fiscal 2012, and, we do not believe such a minimum payment, if any, will be material to the Company’s liquidity or cash flow based on current discount rates, expected return on plan assets and plan design. Total pension contributions for the Company in 2010 are estimated to be approximately $19.

The Company believes cash flows from operating activities and periodic borrowings will be adequate to meet short-term and long-term liquidity requirements prior to the maturity of the Company's credit facilities, although no guarantee can be given in this regard.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Market Risk Sensitive Instruments and Positions
The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company’s stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Currency Rate Exposure
A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive and economic environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. In 2009, the U.S. dollar strengthened considerably versus most foreign currencies during our first fiscal quarter due to the global economic crisis. We estimate that operating profit for fiscal 2009 was negatively impacted by approximately $120 as compared to fiscal 2008 from unfavorable currency movements. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

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

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows, foreign currency derivatives with durations of generally one year or less, including forward exchange contracts, purchased put and call options and zero-cost option collars. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. At September 30, 2009, the Company had a loss of $1.1 included in earnings on these unsettled forward currency contracts. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. At September 30, 2009, the Company had an unrecognized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $15.3 included in Accumulated Other Comprehensive Income. Contract maturities for these hedges extend into 2012.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The Company has investments in a particular Latin American affiliate, which currently require government approval to convert local currency to U.S. dollars at official government rates. The government approval for currency conversion to satisfy U.S. dollar liabilities to foreign suppliers has been delayed in recent periods, resulting in higher past due U.S. dollar payables to other Energizer affiliates with this affiliate. As an alternative, the Company may choose to settle these past purchases at a rate equal to the unofficial, parallel currency exchange rate. If the Company was forced to settle the past due U.S. dollar liabilities at September 30, 2009 at a rate equal to the unofficial, parallel currency exchange rate as of that date, it would result in a currency exchange loss of approximately $25.

In an effort to prevent further increases in past due liabilities between this Latin American affiliate and other Energizer affiliates for product imports, the Company, in May 2009, began paying for newly imported product with invoices denominated in the U.S. dollar using the unofficial, parallel rate. This change results in a substantial increase in product cost for our Latin American affiliate. The Company has implemented price increases to partially offset this cost impact. While the overall impact on operating profit reported by our Latin American affiliate was not material in 2009, we expect overall operating profit from our Latin American affiliate to decline by approximately $15 to $20 in 2010 as compared to 2009 due to this change based on the current parallel rate.

Finally, we continue to monitor the inflation rate in this Latin American country to determine if our local affiliate meets the accounting definition of highly inflationary. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be remeasured into the Company’s reporting currency (U.S. dollar) and future exchange gains and losses from remeasurement of assets and liabilities are reflected in current earnings until such time as the economy is no longer considered highly inflationary. We use a blended inflation index to measure three year inflation, which utilizes the published Consumer Price Index (CPI) through December 31, 2007 and the more recently developed National Consumer Price Index (NCPI) beginning in January 2008. The CPI measurement was a more limited measure, while the NCPI attempts to capture inflation across the country as a whole. As of July 1, 2009, the beginning of our current interim reporting period, this country was not considered highly inflationary. We will continue to monitor this issue going forward as inflation remains a significant issue. It is difficult to determine, what if any, impact will occur to the financial statements of our affiliate if it is considered highly inflationary due to the fact that the official exchange rate versus the U.S. dollar has been fixed for an extended period.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. The Company will use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These hedging instruments are accounted for as cash flow hedges. At September 30, 2009, the fair market value of the Company's outstanding hedging instruments was an unrealized pre-tax gain of $6.1. Contract maturities for these hedges extend into fiscal year 2011.

Interest Rate Exposure
At September 30, 2009 and 2008, the fair market value of the Company's fixed rate debt is estimated at $1,926.2 and $2,078.5, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is lower than the carrying value of the Company's debt at September 30, 2009 and 2008 by $3.8 and $151.5, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $54.5 and $90.0 at September 30, 2009 and 2008, respectively. See Note 11 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2009, the Company had $628.6 of variable rate debt outstanding, of which $300 is hedged via an interest rate swap as disclosed below. As a result, after giving effect to the hedged amount, a hypothetical one percentage point increase in variable interest rates would have an annual unfavorable impact of approximately $3.3 on the Company’s earnings before taxes and cash flows, based upon the current variable debt level at September 30, 2009.

During 2009, the Company entered into interest rate swap agreements with two major international financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt for the next four years. At today’s spread to this benchmark, the interest rate would be 1.9%. These hedging instruments are considered cash flow hedges for accounting purposes. At September 30, 2009, the Company had an unrecognized gain on these interest rate swap agreements of $3.4 included in Accumulated Other Comprehensive Income.

Stock Price Exposure
At September 30, 2009, the Company held a share option with a major multinational financial institution to mitigate the impact of changes in certain of the Company’s deferred compensation liabilities, which are tied to the Company’s common stock price. The fair market value of the share option was $2.0 as included in other current assets and $2.4 as included in other current liabilities at September 30, 2009 and 2008, respectively. The change in fair value of the total share option for the years ended September 30, 2009 and 2008 resulted in expense of $3.0 and $16.2, respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company’s deferred compensation liability, which was cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 31%, 32% and 30% of total Household Products net sales in 2009, 2008 and 2007, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company’s Sun Care products are highly seasonal, which has historically resulted in higher Sun Care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality of orders for Sun Care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows. They include: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Environmental Matters
The operations of the Company, like those of other companies, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2009 were $9.1, of which $1.8 is expected to be spent in fiscal 2010. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc, nickel, steel, oil and other commodities used in the Company’s production and distribution have become more volatile. Looking forward, we expect commodities, raw materials and other inflationary input costs for Household Products and Personal Care to be favorable in 2010 as compared to average costs paid in 2009 by an amount ranging from $15 to $20 based on current market conditions. We cannot predict with any degree of certainty the impact of future fluctuations in the prices of commodities, raw materials and other input costs. In addition, we cannot predict what, if any, impact the recent economic stimulus measures may have on inflationary pressures over time.

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

Preparation of the financial statements in conformity with GAAP in the U.S. requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, inventories, intangible assets and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, and contingencies. Actual results could differ from those estimates. This listing is not intended to be a comprehensive list of all of the Company’s accounting policies.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Under certain circumstances, we allow customers to return Sun Care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the Sun Care product purchased during the season under the required terms. Due to the seasonal nature of sun care, we offer a limited extension of terms to certain qualified customers. This limited extension requires substantial cash payments prior to or during the sun care season. We generally receive returns of U.S. Sun Care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our 2009 Sun Care shipments, each percentage point change in our returns rate would have impacted our reported net sales by approximately $2.8 and our reported operating income by approximately $2.5.

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

  Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, we consider both the CitiGroup and Mercer yield curves in determining the discount rates.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company’s annual earnings prospectively. A one percentage point decrease or increase in actual asset returns would decrease or increase the Company’s pre-tax pension expense by approximately $7. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase obligations by approximately $80 at September 30, 2009.

As allowed under GAAP, the Company’s U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

  Valuation of Long-Lived Assets The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows and EBITDA multiples. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation.

  Income Taxes The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with recently issued guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

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

Forward-Looking Statements
This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including statements regarding the impact on battery volume growth and category value resulting from the current economic downturn, new device trends, migration to private label brands and other factors; our competitive position and market share presence in both Household Products and Personal Care categories; recent battery category decline and the outlook for category recovery; anticipated advertising and promotional spending, capital expenditures and other investments during fiscal 2010 and the source of funding for these expenditures; the impact of favorable currencies and product costs on segment profit for the year; anticipated favorability of currencies and commodities, material and other input costs during fiscal 2010; compliance with our debt covenants, the value of our debt structure, and the anticipated benefits of reducing leverage and maintaining a covenant cushion; the anticipated impact of contractual purchase obligations and adequacy of our cash flows to meet liquidity requirements; anticipated declines in affiliate operating profit; and the possibility of material environmental costs in excess of accruals. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The risk factors set forth in our Annual Report on Form 10-K, in the section entitled “Risk Factors”, could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

Numerous other factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

  risks associated with the current economic environment and credit crisis;

  failure to generate sufficient cash to service our indebtedness, invest as desired, and grow our business;

  limitations imposed by various covenants in our indebtedness;

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

  our ability to successfully access capital markets and ensure adequate liquidity during the current economic environment and credit crisis;

  the extent to which our lenders have suffered losses related to the weakening economy that would impair their ability to fund our borrowings;

  our ability to continue to develop new products;

  our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers in our competitive industries;

  the impact of economic conditions, changes in technology, and device trends on demand for our products;

  the impact of changes in foreign, cultural, political, and financial market conditions on our international operations;

  the effect of currency fluctuations;

  changes in our raw material costs or disruptions in the supply of raw materials;

  our ability to generate sufficient cash flow to support carrying values of our goodwill, trademarks, other intangible assets, and other long-lived assets;

  competitive promotional, pricing or product innovation activity, retailer inventory reductions or product placement decisions, and loss of significant retailer customers;

  the effect of regulation on our business in the U.S. and abroad;

  events that may disrupt our manufacturing facilities or supply channels;

  the extent of product liability and other claims against us;

  changes in the funding obligations for our pension plan;

  the resolution of our tax contingencies and the extent to which they result in additional tax liabilities;

  our ability to adequately protect our intellectual property rights;

  the impact of cost reduction measures on our competitive position;

  our ability to continue to make strategic acquisitions and achieve the desired financial benefits; and

  the impact of any restructuring and realignment initiatives.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Additional risks and uncertainties include those detailed from time to time in the Company’s publicly filed documents.

Summary Selected Historical Financial Information
(In millions, except per share data)

Statements of Earnings Data	FOR THE YEARS ENDED SEPTEMBER 30,
	2009	2008 (a)	2007	2006	2005
Net sales	$3,999.8	$4,331.0	$3,365.1	$3,076.9	$2,989.8
Depreciation and amortization	130.4	141.3	115.0	117.5	116.3
Earnings before income taxes (b)	445.3	473.2	434.2	356.6	388.7
Income taxes	147.5	143.9	112.8	95.7	108.0
Net earnings (c)	$297.8	$329.3	$321.4	$260.9	$280.7
Earnings per share:
Basic	$4.77	$5.71	$5.67	$4.26	$3.95
Diluted	$4.72	$5.59	$5.51	$4.14	$3.82
Average shares outstanding:
Basic	62.4	57.6	56.7	61.2	71.0
Diluted	63.1	58.9	58.3	63.1	73.5

Balance Sheet Data	AT SEPTEMBER 30,
	2009	2008 (a)	2007	2006	2005
Working capital	$966.3	$665.1	$888.5	$708.2	$626.4
Property, plant and equipment, net	863.4	835.5	649.9	659.9	682.5
Total assets	6,149.0	5,816.7	3,525.7	3,132.6	2,973.8
Long-term debt	2,288.5	2,589.5	1,372.0	1,625.0	1,295.0

(a)	Playtex Products, Inc. was acquired October 1, 2007

(b)	Earnings before income taxes were (reduced)/increased by the following items:
	FOR THE YEARS ENDED SEPTEMBER 30,
	2009	2008	2007	2006	2005
VERO/Reduction in force costs	$(38.6)	$-	$-	$-	$-
Provisions for realignment and related costs	(8.8)	(3.2)	(18.2)	(37.4)	(5.7)
Integration costs	(4.8)	(17.9)	-	-	-
Acquisition inventory valuation	(3.7)	(27.5)	-	-	-
PTO adjustment	24.1	-	-	-	-
Foreign pension charge	-	-	-	(4.5)	-
Total	$(31.8)	$(48.6)	$(18.2)	$(41.9)	$(5.7)

(c)	Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2009	2008	2007	2006	2005
VERO/Reduction in force costs	$(24.3)	$-	$-	$-	$-
Provisions for realignment and related costs	(5.8)	(2.0)	(12.2)	(24.9)	(3.7)
Integration costs	(3.1)	(11.4)	-	-	-
Acquisition inventory valuation	(2.3)	(16.5)	-	-	-
PTO adjustment	15.2	-	-	-	-
Foreign pension charge	-	-	-	(3.7)	-
Adjustments to prior year tax accruals	(1.5)	(1.1)	7.9	10.9	10.6
Tax benefits recognized related to prior years' losses	-	-	4.3	5.7	14.7
Deferred tax benefit due to statutory rate change	-	-	9.7	-	-
Repatriation under the American Jobs Creation Act	-	-	-	-	(9.0)
Total	$(21.8)	$(31.0)	$9.7	$(12.0)	$12.6

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

The report of PricewaterhouseCoopers LLP, independent registered public accounting firm, on their audits of the accompanying financial statements appears herein. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2009 was effective. The Company’s internal control over financial reporting as of September 30, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

St. Louis, Missouri
November 25, 2009

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2009	2008	2007
Net sales	$3,999.8	$4,331.0	$3,365.1
Cost of products sold	2,141.2	2,293.3	1,760.4
Gross profit	1,858.6	2,037.7	1,604.7
Selling, general and administrative expense	742.6	794.0	627.9
Advertising and promotion expense	414.5	486.8	395.2
Research and development expense	90.5	91.7	70.7
Interest expense	144.7	181.3	91.2
Other financing expense/(income), net	21.0	10.7	(14.5)
Earnings before income taxes	445.3	473.2	434.2
Income taxes	147.5	143.9	112.8
Net earnings	$297.8	$329.3	$321.4

Earnings Per Share

Basic net earnings per share	$4.77	$5.71	$5.67
Diluted net earnings per share	$4.72	$5.59	$5.51

Statement of Comprehensive Income

Net earnings	$297.8	$329.3	$321.4
Other comprehensive income, net of tax
Foreign currency translation adjustments	12.7	3.8	73.9
Pension/Postretirement activity, net of tax of $(45.9) in 2009,	(78.6)	(46.5)	20.5
$(17.8) in 2008 and $8.9 in 2007
Deferred gain/(loss) on hedging activity, net of tax of $0.9 in
2009, $1.7 in 2008 and $(4.7) in 2007	3.1	3.8	(10.6)
Comprehensive income	$235.0	$290.4	$405.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,
	2009	2008
Assets

Current assets
Cash and cash equivalents	$359.3	$171.2
Trade receivables, net	810.0	923.2
Inventories	667.3	674.6
Other current assets	289.2	257.8
Total current assets	2,125.8	2,026.8
Property, plant and equipment, net	863.4	835.5
Goodwill	1,326.2	1,206.4
Other intangible assets, net	1,788.6	1,663.2
Other assets	45.0	84.8
Total assets	$6,149.0	$5,816.7

Liabilities and Shareholders' Equity

Current liabilities
Current maturities of long-term debt	$101.0	$106.0
Notes payable	169.1	264.4
Accounts payable	231.6	262.4
Other current liabilities	657.8	728.9
Total current liabilities	1,159.5	1,361.7
Long-term debt	2,288.5	2,589.5
Other liabilities	938.7	869.2
Total liabilities	4,386.7	4,820.4
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	-	-
Common stock, $.01 par value, issued 108,008,682 shares at
2009 and 97,083,682 shares at 2008	1.1	1.0
Additional paid-in capital	1,555.3	1,034.9
Retained earnings	1,963.2	1,671.8
Common stock in treasury, at cost, 38,487,309 shares at 2009
38,900,801 shares at 2008	(1,702.4)	(1,719.3)
Accumulated other comprehensive (loss)/income	(54.9)	7.9
Total shareholders' equity	1,762.3	996.3
Total liabilities and shareholders' equity	$6,149.0	$5,816.7

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEARS ENDED SEPTEMBER 30,
	2009	2008	2007
Cash Flow from Operations
Net earnings	$297.8	$329.3	$321.4
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	130.4	141.3	115.0
Deferred income taxes	(8.2)	27.0	(28.6)
Other non-cash charges	68.1	39.2	41.8
Other, net	(9.7)	(25.0)	7.7
Operating cash flow before changes in working capital	478.4	511.8	457.3
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
Decrease/(increase) in accounts receivable, net	106.7	(39.4)	(41.6)
Decrease/(increase) in inventories	21.8	29.5	(7.1)
(Increase)/decrease in other current assets	(8.2)	(2.8)	5.9
(Decrease)/increase in accounts payable	(28.1)	(9.8)	4.2
(Decrease)/increase in other current liabilities	(81.4)	(22.8)	26.6
Net cash flow from operations	489.2	466.5	445.3

Cash Flow from Investing Activities
Capital expenditures	(139.7)	(160.0)	(88.6)
Proceeds from sale of assets	2.5	1.2	3.6
Acquisitions, net of cash acquired	(275.0)	(1,882.1)	-
Proceeds from share options	-	46.0	-
Other, net	-	0.4	2.7
Net cash used by investing activities	(412.2)	(1,994.5)	(82.3)

Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater
than 90 days	-	1,482.8	-
Cash payments on debt with original maturities greater than 90 days	(306.0)	(269.5)	(10.0)
Net (decrease)/increase in debt with original maturities of 90 days or less	(102.0)	97.4	(146.3)
Common stock purchased	-	-	(53.0)
Proceeds from issuance of common stock	515.8	12.9	35.7
Excess tax benefits from share-based payments	3.2	16.5	36.2
Net cash from/(used by) financing activities	111.0	1,340.1	(137.4)

Effect of exchange rate changes on cash	0.1	(4.1)	3.3

Net increase/(decrease) in cash and cash equivalents	188.1	(192.0)	228.9
Cash and cash equivalents, beginning of period	171.2	363.2	134.3
Cash and cash equivalents, end of period	$359.3	$171.2	$363.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES
	2009	2008	2007	2009	2008	2007
Common stock:
Balance at beginning of year	$1.0	$1.0	$1.0	97,084	97,084	97,084
Net proceeds from Equity offering	0.1	-	-	10,925	-	-
Ending balance	1.1	1.0	1.0	108,009	97,084	97,084

Additional paid-in capital:
Balance at beginning of year	1,034.9	999.0	950.2
Net proceeds from Equity offering	510.1	-	-
Activity under stock plans	10.3	35.9	48.8
Ending balance	1,555.3	1,034.9	999.0

Retained earnings:
Balance at beginning of year	1,671.8	1,362.7	1,073.2
Net earnings	297.8	329.3	321.4
Activity under stock plans	(6.4)	(20.2)	(31.9)
Ending balance	1,963.2	1,671.8	1,362.7

Common stock in treasury:
Balance at beginning of year	(1,719.3)	(1,755.6)	(1,754.2)	(38,901)	(39,772)	(40,410)
Treasury stock purchased	-	-	(53.0)	-	-	(783)
Activity under stock plans	16.9	36.3	51.6	414	871	1,421
Ending balance	(1,702.4)	(1,719.3)	(1,755.6)	(38,487)	(38,901)	(39,772)

Accumulated other comprehensive income/(loss):

Cumulative translation adjustment:
Balance at beginning of year	51.3	47.5	(26.4)
Foreign currency translation adjustment	12.7	3.8	73.9
Ending balance	64.0	51.3	47.5

Pension liability:
Balance at beginning of year	(36.6)	9.9	(31.4)
Pension/Postretirement activity	(78.6)	(46.5)	20.5
Adjustment to initially apply new accounting
guidance	-	-	20.8
Ending balance, net of tax of $(53.9) in 2009,
$(8.0) in 2008 and $9.8 in 2007	(115.2)	(36.6)	9.9

Deferred loss on hedging activity:
Balance at beginning of year	(6.8)	(10.6)	-
Activity	3.1	3.8	(10.6)
Ending balance, net of tax of $(2.1) in 2009,
$(3.0) in 2008 and $(4.7) in 2007	(3.7)	(6.8)	(10.6)

Total accumulated other comprehensive
(loss)/income	(54.9)	7.9	46.8

Total shareholders' equity	$1,762.3	$996.3	$653.9

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

The Company has evaluated subsequent events through the date of this report, November 25, 2009, and has determined that no disclosure is necessary.

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

We are closely monitoring the inflation rate in one of our Latin American affiliates to determine if it meets the accounting definition of highly inflationary due to recent inflation trends. For this affiliate, we monitor a blended inflation index to measure three year inflation, which utilizes a government published Consumer Price Index (CPI) through December 31, 2007 and a more recently developed National Consumer Price Index (NCPI) beginning in January 2008. The CPI measurement was a more limited measure, while the NCPI attempts to capture inflation across the country as a whole. As of July 1, 2009, the beginning of our current interim reporting period, this country was not considered highly inflationary. As we do in all cases where inflation trends indicate the potential for classification as highly inflationary, we will continue to monitor this Latin American country going forward as inflation remains a significant issue. It is difficult to determine, what if any, impact will occur to the financial statements of our affiliate if this particular country is considered highly inflationary due to the fact that the official exchange rate versus the U.S. dollar has been fixed for an extended period.

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

The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2009.

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

As part of the shave preparation acquisition in 2009 and the Playtex acquisition in 2008, the Company recorded a fair value adjustment of $3.7 and $27.5, respectively, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during fourth quarter of fiscal 2009 as it relates to the shave preparation acquisition, and during the first and second quarters of fiscal 2008, as it relates to the Playtex acquisition, the adjustments were charged to cost of products sold.

Capitalized Software Costs - Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the capital expenditures caption in the Consolidated Statements of Cash Flows.

Property, Plant and Equipment, net – Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of the shave preparation acquisition, in 2009, and the Playtex acquisition, in 2008, was recorded at fair value on the date of acquisition. Fair value was established using a cost approach for the operating fixed assets and comparable sales and property assessment data for the valuation of land. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $111.0, $121.4 and $104.6 in 2009, 2008 and 2007, respectively.

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

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter. The fair value of each reporting unit is estimated using valuation techniques such as discounted cash flows and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiples. Intangible assets with finite lives, and a remaining weighted average life of approximately seven years, are amortized on a straight-line basis over expected lives of 5 years to 15 years. Such intangibles are also evaluated for impairment including on-going monitoring of potential impairment indicators.

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

Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of such discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale. Under certain circumstances, we authorize customers to return Sun Care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sun care sales at the time the products are shipped and title transfers. Simultaneously with the time of the shipment and title transfer, we reduce sun care sales and cost of sales, and record an accrued liability on our Consolidated Balance Sheet for anticipated returns based upon an estimated return level. Customers are required to pay for the sun care product purchased under the required terms. Due to the seasonal nature of sun care, we offer a limited extension of terms to certain qualified customers. This limited extension requires substantial cash payments prior to or during the sun care season. We generally receive returns of our U.S. Sun Care products from September through January following the summer sun care season.

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

In December 2008, the Financial Accounting Standards Board (FASB) issued new accounting guidance on Employers’ Disclosures about Postretirement Benefit Plan Assets. This guidance is intended to provide users of financial statements with useful, transparent, and timely information about the asset portfolios of postretirement benefit plans. The amendments include the disclosure of fair value of categories of plan assets, disclosure about the nature and amount of concentration risk within or across the plan asset categories and disclosure on fair value measurements similar to those required in the accounting guidance related to Fair Value Measurements. These disclosures will be applied on a prospective basis beginning October 1, 2009 for Energizer.

On June 30, 2009, we adopted new accounting guidance on subsequent events. This new guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This new guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company has included this disclosure in Note 1 of the Notes to Consolidated Financial Statements.

On June 30, 2009, we adopted new accounting guidance on interim disclosures about Fair Value of Financial Instruments. This guidance requires companies to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. These disclosures include the fair value of all financial instruments for which it is practicable to estimate that value and the methods and significant assumptions used to estimate the fair value of financial instruments. The Company has included this disclosure in Note 14 of the Notes to Consolidated Financial Statements.

On September 30, 2009, we adopted new accounting guidance for the “FASB Accounting Standards Codification” as the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is applied to all of the Notes to Consolidated Financial Statements.

(3) Shave Preparation Acquisition
On June 5, 2009, the Company completed its acquisition of the Edge and Skintimate shave preparation brands (the Acquisition) from S.C. Johnson & Son, Inc. (SCJ) for $275.0. The Acquisition was funded with proceeds from the completed common stock offering on May 20, 2009. See Note 13 of the Notes to Consolidated Financial Statements for further information. As leading brands in the U.S. men’s and women’s shave preparation category, Edge and Skintimate are a logical adjacency to the Company’s existing wet shave business conducted in the United States (U.S.) under the Schick brand. The Acquisition consists primarily of intellectual property, finished goods inventory and equipment directly associated with the manufacture of the shave preparation products. SCJ will continue to manufacture product for Energizer under a supply agreement with an initial term of 3 years, with two optional one-year renewals. No SCJ employees are employed by Energizer and there are no contingent payments, options or commitments associated with the Acquisition.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

We have determined the fair values of assets acquired and liabilities assumed for purposes of allocating the purchase price, in accordance with accounting guidance for business combinations. For purposes of the final allocation, the Company has estimated a fair value adjustment for inventory based on the estimated selling price of the finished goods acquired at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. The fair value adjustment for the acquired equipment was established using a cost approach. The fair values of the identifiable intangible assets were estimated using various valuation methods including discounted cash flows using both an income and cost approach.

The allocation of the purchase price is as follows:

Inventory	$12.2
Goodwill	120.9
Other intangible assets	135.0
Property, plant and equipment, net	8.0
Other current liabilities	(1.1)
Net assets acquired	$275.0

The purchased identifiable intangible assets are as follows:

		Amortization
	Total	Period
Tradenames/Brands	$114.5	indefinite-lived
Patents	11.5	5 years
Customer Relationships	9.0	10 years
Total	$135.0

(4) Goodwill and Intangible Assets
Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of its business planning cycle, the Company performed its annual impairment test in the fourth quarter of fiscal 2009, 2008 and 2007. Impairment testing was performed for each of the Company’s reporting units: Household Products, Wet Shave and Playtex. No impairments were identified and no adjustments were deemed necessary.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table represents the carrying amount of goodwill by segment at September 30, 2009:

	Household	Personal
	Products	Care	Total
Balance at October 1, 2008	$38.8	$1,167.6	$1,206.4
Acquisitions	-	119.3	119.3
Cumulative translation adjustment	(1.7)	2.2	0.5
Balance at September 30, 2009	$37.1	$1,289.1	$1,326.2

The Company had indefinite-lived trademarks and tradenames of $1,709.2 at September 30, 2009 and $1,591.0 at September 30, 2008. Changes in indefinite-lived trademarks and tradenames are due primarily to the valuation of assets acquired in the shave preparation acquisition and changes in foreign currency translation.

Total amortizable intangible assets at September 30, 2009 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net
Tradenames	$11.8	$(7.9)	$3.9
Technology and patents	53.4	(24.5)	28.9
Customer-related	64.5	(17.9)	46.6
Total amortizable intangible assets	$129.7	$(50.3)	$79.4

The increase in the gross amortizable intangible assets during fiscal 2009 is due primarily to the valuation of assets acquired in the shave preparation acquisition. Amortizable intangible assets, with a weighted average remaining life of approximately seven years, are amortized on a straight-line basis over expected lives of 5 years to 15 years.

Amortization expense for intangible assets totaled $13.5 for the current year. Estimated amortization expense for amortizable intangible assets for the year ending September 30, 2010 is approximately $13.9, $13.5 for each of the years ending September 30, 2011 and 2012, and $11.2 and $8.2 for the years ending September 30, 2013 and 2014, respectively.

(5) Income Taxes
The provisions for income taxes consisted of the following for the years ended September 30:

	2009	2008	2007
Currently payable:
United States - Federal	$91.7	$47.7	$86.4
State	8.6	5.0	5.0
Foreign	55.4	64.2	50.0
Total current	155.7	116.9	141.4
Deferred:
United States - Federal	(12.5)	29.0	(25.3)
State	(0.5)	1.1	(0.9)
Foreign	4.8	(3.1)	(2.4)
Total deferred	(8.2)	27.0	(28.6)
Provision for income taxes	$147.5	$143.9	$112.8

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The source of pre-tax earnings was:

	2009	2008	2007
United States	$197.3	$197.9	$183.1
Foreign	248.0	275.3	251.1
Pre-tax earnings	$445.3	$473.2	$434.2

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2009		2008		2007
Computed tax at federal statutory rate	$155.9	35.0%	$165.6	35.0%	$152.0	35.0%
State income taxes, net of federal tax benefit	5.1	1.1	2.6	0.6	2.7	0.6
Foreign tax less than the federal rate	(28.9)	(6.5)	(33.1)	(7.0)	(22.7)	(5.2)
Foreign benefits recognized related to prior years'
losses	-	-	-	-	(4.3)	(1.0)
Adjustments to prior years' tax accruals	1.5	1.0	1.1	0.2	(7.9)	(1.8)
Deferred tax benefit due to statutory rate change	-	-	-	-	(9.7)	(2.2)
Other taxes including repatriation of foreign earnings	10.4	1.7	1.5	0.3	11.3	2.6
Nontaxable share option	1.1	0.2	5.7	1.2	(8.1)	(1.9)
Other, net	2.4	0.6	0.5	0.1	(0.5)	(0.1)
Total	$147.5	33.1%	$143.9	30.4%	$112.8	26.0%

In 2007, $4.3 of tax benefits related to prior years’ losses were recorded. These benefits related to foreign countries where our subsidiary subsequently began to generate earnings and could reasonably expect future profitability sufficient to utilize tax loss carryforwards prior to expiration. Improved profitability in Mexico in 2007 account for the bulk of the benefits recognized.

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns and settlement of tax audits in a number of jurisdictions. Such adjustments increased the income tax provision by $1.5 and $1.1 in 2009 and 2008, respectively, and decreased the income tax provision by $7.9 in 2007. Also, legislation enacted in Germany reduced the tax rate applicable to the Company’s subsidiaries in Germany for fiscal 2008 and beyond. Thus, an adjustment of $9.7 was made to reduce deferred tax liabilities in fiscal 2007.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2009	2008
Deferred tax liabilities:
Depreciation and property differences	$(101.8)	$(108.1)
Intangible assets	(532.4)	(528.4)
Pension plans	(30.6)	(16.3)
Other tax liabilities	(4.7)	(16.3)
Gross deferred tax liabilities	(669.5)	(669.1)

Deferred tax assets:
Accrued liabilities	101.0	119.0
Deferred and stock-related compensation	94.6	89.2
Tax loss carryforwards and tax credits	14.6	15.2
Intangible assets	31.2	32.4
Postretirement benefits other than pensions	6.4	5.4
Pension plans	81.2	12.7
Inventory differences	25.8	23.7
Other tax assets	7.2	10.4
Gross deferred tax assets	362.0	308.0

Valuation allowance	(10.3)	(9.1)
Net deferred tax liabilities	$(317.8)	$(370.2)

There were no material tax loss carryforwards that expired in 2009. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows: 2010, $0.2; 2011, $0.7; 2012, $1.1; 2013, $0.4; thereafter or no expiration, $12.2. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

At September 30, 2009, approximately $760 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

The Company adopted new accounting guidance for accounting for uncertainty in income taxes on October 1, 2007. At the date of adoption of the new guidance, the Company had $34.5 of unrecognized tax benefits in the financial statements, excluding the unrecognized tax benefit from the Playtex acquisition. Of this amount, the impact of the cumulative change in accounting principle was immaterial.

Unrecognized tax benefits activity for the years ended September 30, 2009 and 2008 are summarized below:

	2009	2008
Unrecognized tax benefits, beginning of year	$47.0	$34.5
Additions based on current year tax positions and acquisitions	3.3	14.3
Reductions for prior year tax positions	(1.6)	(1.8)
Settlements with taxing authorities	(1.8)	-
Unrecognized tax benefits, end of year	$46.9	$47.0

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Included in the unrecognized tax benefits noted above are $42.7 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as other liabilities (non-current) to the extent that payment is not anticipated within one year.

Prior to the adoption of the new accounting guidance for accounting for uncertainty in income tax, only interest expense on underpayments of income taxes was included in the income tax provision. Penalties were classified as an operating expense in arriving at pre-tax income. Upon adoption of the new guidance, the Company elected a new accounting policy, as permitted by this guidance, to also classify accrued penalties related to unrecognized tax benefits in the income tax provision. The Company accrued approximately $6.7 of interest and $0.7 of penalties at September 30, 2009 and $5.8 of interest and $0.7 of penalties at September 30, 2008 in the income tax provision. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company’s tax returns.

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

(6) Restructuring and Related Charges
The Company continually reviews its Household Products and Personal Care business models to identify potential improvements and cost savings. In July 2009, the Board of Directors approved a restructuring plan designed primarily to re-organize and reduce headcount in the Household Products business. The approved plan provided for an offer of a voluntary enhanced retirement option (VERO) to certain eligible hourly and salaried U.S. employees, and the elimination of additional positions as part of a limited involuntary reduction in force (RIF).

In 2009, total pre-tax charges related to the VERO and RIF were $38.6, which represented employee separation and related costs. Virtually all of these costs in 2009 were recorded in SG&A expense. We do not expect any material charges related to this VERO and RIF in fiscal 2010. To date, payments of $5.8 have been made related to the VERO and RIF. We expect that the majority of the remaining payments of $32.8 will be made by the end of the second quarter of fiscal 2010.

In the current global recessionary environment, we continue to see cautious retailer inventory investments and unfavorable device trends, primarily in developed markets. It remains difficult to determine how much of the recent category weakness is due to each of these factors as well as other category and competitive dynamics. The Company believes this restructuring plan is advisable to reduce the Company’s overhead cost structure for its Household Products business, right-size manufacturing and sales operations in light of market conditions and ensure alignment with its overall investment strategies. The VERO resulted in the voluntary separation of 289 hourly and 101 salaried U.S. colleagues and the RIF resulted in the termination of 46 colleagues in the U.S. and certain foreign affiliates.

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

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEARS ENDED SEPTEMBER 30,
	2009	2008	2007
Numerator:
Net earnings for basic and dilutive earnings per share	$297.8	$329.3	$321.4

Denominator:
Weighted-average shares - basic	62.4	57.6	56.7
Effect of dilutive securities:
Stock options	0.4	0.7	1.0
Restricted stock equivalents	0.3	0.6	0.6
Total dilutive securities	0.7	1.3	1.6

Weighted-average shares - diluted	63.1	58.9	58.3

Basic net earnings per share	$4.77	$5.71	$5.67

Diluted net earnings per share	$4.72	$5.59	$5.51

At September 30, 2009, approximately 0.8 million of the Company’s outstanding restricted stock equivalents were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing EPS), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.4 million anti-dilutive securities for the year ended September 30, 2008 and no anti-dilutive securities for the year ended September 30, 2007.

(8) Share-Based Payments
The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders. New awards granted after January 2009 will be issued under the recently adopted plan. Under the recently adopted plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and key employees. A maximum of 4.0 million shares of ENR stock was approved to be issued under the recently adopted plan. For purposes of determining the number of shares available for future issuance under the recently adopted plan, awards of restricted stock and restricted stock equivalents will reduce the shares available for future issuance by 1.95 for every one share awarded. Options awarded will reduce the number of shares available for future issuance on a one for one basis. At September 30, 2009, there were 3.4 million shares available for future awards under the recently adopted plan. At September 30, 2008 and 2007, there were 2.8 million and 3.3 million shares, respectively, available for future awards under the original plan adopted in March 2001. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the recently approved plan.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Options are granted at the market price on the grant date and generally have vested ratably over three to seven years. These awards typically have a maximum term of 10 years. Restricted stock and restricted stock equivalent awards may also be granted. Option shares and prices, and restricted stock and stock equivalent awards, are adjusted in conjunction with stock splits and other recapitalizations so that the holder is in the same economic position before and after these equity transactions.

The Company permits deferrals of bonus and salary and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional company match vests immediately for directors and three years from the date of initial crediting for employees. Amounts deferred into the Energizer Common Stock Unit Fund, and vested company matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other Liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $15.3, $26.4 and $25.3 for the years ended September 30, 2009, 2008 and 2007, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings for share-based compensation arrangements was $5.6, $9.6 and $9.2 for the years ended September 30, 2009, 2008 and 2007, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

Options
As of September 30, 2009, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $43.8 and $43.6, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2009, 2008 and 2007 was $9.3, $36.7 and $107.8, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the years ended September 30, 2009, 2008 and 2007.

As of September 30, 2009, there was no unrecognized compensation costs related to stock options granted. For outstanding nonqualified stock options, the weighted average remaining contractual life is 3.1 years.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

		Weighted-Average
	Shares	Exercise Price
Outstanding on October 1, 2008	1.57	$31.24
Exercised	(0.25)	21.94
Outstanding on September 30, 2009	1.32	$33.06

Exercisable on September 30, 2009	1.30	$32.90

In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and key employees of the Company. The options vest on the third anniversary of the date of the grant, but may accelerate and become exercisable before that date upon the recipient’s death or disability or upon a change in control. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient’s termination of employment.

Restricted Stock Equivalents (RSE)
In October 2005, the Board of Directors approved two different grants of RSE. First, a grant to key employees included approximately 73,000 shares that vest ratably over four years. The second grant for 80,000 shares awarded to a group of key senior executives vested October 2008.

In October 2006, the Board of Directors approved two grants of RSE. First, a grant to key employees included 112,350 shares that vest ratably over four years. The second grant for 303,000 shares was awarded to key senior executives and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

In February 2009, the Company granted RSE awards to key senior executives totaling approximately 296,000 shares. These awards were granted in lieu of (i) each executive’s continued participation in the 2009 annual cash bonus program, (ii) his or her right to receive accruals under the Company’s Supplemental Executive Retirement Plan (an excess pension plan) for calendar year 2009, and (iii) his or her right to receive Company matching accruals under the Company’s Executive Savings Investment Plan (an excess 401(k) plan) for the 2009 calendar year. Vesting of the equivalents occurred on November 16, 2009, and the number of shares which vested was contingent upon achievement of individual and Company performance targets for the period from October 1, 2008 through September 30, 2009. The total award which vested was amortized over the vesting period.

The Company records estimated expense for the performance based grants based on the cumulative program-to-date CAGR for each respective program unless evidence exists that a different ultimate CAGR is likely to occur.

The following table summarizes RSE activity during the current year (shares in millions):

		Weighted-
		Average Grant
	Shares	Date Fair Value
Nonvested RSE at October 1, 2008	1.20	$82.24
Granted	0.95	63.20
Vested	(0.31)	60.81
Cancelled	(0.01)	103.75
Nonvested RSE at September 30, 2009	1.83	$75.95

As of September 30, 2009, there was an estimated $34.6 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.1 years. The amount recognized will vary as vesting for a portion of the awards depends on the achievement of the established CAGR targets. The weighted-average fair value for RSE granted in 2009, 2008 and 2007 was $63.20, $116.08 and $73.68, respectively. The fair value of RSE vested in 2009, 2008 and 2007 was $18.0, $10.4 and $9.2, respectively.

In October 2009, the Company granted RSE awards to key employees which included approximately 266,300 shares that vest ratably over four years. At the same time, the Company granted two RSE awards to key senior executives. One grant includes approximately 145,900 shares and vests on the third anniversary of the date of grant. The second grant includes approximately 339,700 shares which vests on the date that the Company publicly releases its earnings for its 2012 fiscal year contingent upon the Company’s CAGR for the three year period ending on September 30, 2012. Under the terms of the award, 100% of the grant vests if a CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves a CAGR between 5% and 12%. The total award expected to vest will be amortized over the vesting period.

Other Share-Based Compensation
During the quarter ended December 31, 2005, the Board of Directors approved an award for officers of the Company. This award totaled 196,800 share equivalents and had the same features as the restricted stock award granted to senior executives in October 2006 as discussed above, but was settled in cash and mandatorily deferred until the individual’s retirement or other termination of employment. During 2007, 20,000 shares were forfeited. All remaining 176,800 share equivalents fully vested as of October 30, 2008 and the Company recorded pre-tax income of $4.4 in the first quarter of fiscal 2009 to reflect the mark-to-market for this grant from October 1, 2008 through the October 30, 2008 vesting date.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(9) Pension Plans and Other Postretirement Benefits
The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and therefore are not included in the information presented in the following tables.

The Company currently provides other postretirement benefits, consisting of health care and life insurance benefits for certain groups of retired employees. Certain retirees are eligible for a fixed subsidy, provided by the Company, toward their total cost of health care benefits. Retiree contributions for health care benefits are adjusted periodically to cover the entire increase in total plan costs. Cost trend rates no longer materially impact the Company’s future cost of the plan due to the fixed nature of the subsidy.

The following tables present the benefit obligation, plan assets and funded status of the plans:

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

	September 30,
	Pension		Postretirement
	2009	2008	2009	2008
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$800.0	$815.4	$37.7	$35.5
Impact of Playtex acquisition	-	69.6	-	8.1
Service cost	31.7	33.9	0.4	0.4
Interest cost	52.4	50.6	2.6	2.5
Plan participants' contributions	1.1	1.1	-	-
Actuarial loss/(gain)	133.5	(107.7)	4.1	(2.9)
Benefits paid	(37.5)	(48.5)	(1.2)	(2.7)
Plan amendments	(46.8)	(2.6)	-	(2.9)
Plan settlements	-	(6.8)	-	-
Foreign currency exchange rate changes	1.9	(5.0)	-	(0.3)
Projected Benefit Obligation at end of year	$936.3	$800.0	$43.6	$37.7
Change in Plan Assets
Fair value of plan assets at beginning of year	$696.0	$795.2	$1.7	$2.0
Impact of Playtex acquisition	-	61.4	-	-
Actual return on plan assets	26.4	(118.7)	-	0.1
Company contributions	16.0	18.7	1.8	2.3
Plan participants' contributions	1.1	1.1	5.6	4.0
Benefits paid	(37.5)	(48.5)	(6.9)	(6.7)
Plan settlements	-	(6.8)	-	-
Foreign currency exchange rate changes	(2.6)	(6.4)	-	-
Fair value of plan assets at end of year	$699.4	$696.0	$2.2	$1.7
Funded status at end of year	$(236.9)	$(104.0)	$(41.4)	$(36.0)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

	September 30,
	Pension		Postretirement
	2009	2008	2009	2008
Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets	$4.8	$42.5	$-	$-
Current liabilities	(6.6)	(6.5)	(1.0)	(1.9)
Noncurrent liabilities	(235.1)	(140.0)	(40.4)	(34.1)
Net amount recognized	$(236.9)	$(104.0)	$(41.4)	$(36.0)
Amounts Recognized in Accumulated Other Comprehensive
(Loss)/Income
Net loss/(gain)	267.2	106.6	(21.0)	(27.0)
Prior service credit	(53.9)	(9.7)	(24.2)	(26.7)
Transition obligation	1.0	1.4	-	-
Net amount recognized, pre-tax	$214.3	$98.3	$(45.2)	$(53.7)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Changes recognized in other comprehensive loss for the year ended September 30, 2009 are as follows:

Changes in plan assets and benefit obligations	Pension	Postretirement
recognized in other comprehensive income
New prior service credit	$(46.8)	$-
Net loss arising during the year	171.0	4.3
Amounts recognized as a component of net periodic benefit cost
Amortization, settlement or curtailment recognition of net transition
obligation	(0.4)	-
Amortization or curtailment recognition of prior service credit	2.6	2.5
Amortization or settlement recognition of net (loss)/gain	(10.4)	1.7
Total recognized in other comprehensive loss	$116.0	$8.5

The Company expects to contribute $19.0 to its pension plans and $2.7 to its postretirement plans in 2010.

The Company’s expected future benefit payments are as follows:

For The Years Ending September 30,
	Pension	Postretirement
2010	$51.3	$3.3
2011	49.9	3.3
2012	53.7	3.2
2013	58.5	3.1
2014	61.9	3.0
2015 to 2019	372.1	13.8

The accumulated benefit obligation for defined benefit pension plans was $895.7 and $716.8 at September 30, 2009 and 2008, respectively. In 2009, the accumulated benefit obligation was in excess of plan assets for the U.S. pension plan resulting in the increase noted on the following table, which shows pension plans with an accumulated benefit obligation in excess of plan assets.

	September 30,
	2009	2008
Projected benefit obligation	$833.9	$189.2
Accumulated benefit obligation	807.8	162.9
Fair value of plan assets	596.8	45.8

Pension plan assets in the U.S. plan represent 78% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 62%, (b) debt securities, U.S. bonds: 35% and (c) other: 3%. The U.S. plan held no shares of ENR stock at September 30, 2009. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table presents pension and postretirement expense:

	For The Years Ended September 30,
	Pension			Postretirement
	2009	2008	2007	2009	2008	2007
Service cost	$31.7	$33.9	$29.9	$0.4	$0.4	$0.4
Interest cost	52.4	50.6	41.3	2.6	2.5	2.8
Expected return on plan assets	(60.7)	(63.3)	(53.2)	-	(0.1)	(0.1)
Amortization of unrecognized prior service cost	(2.9)	(0.6)	(1.1)	(2.5)	(2.1)	(2.2)
Amortization of unrecognized transition asset	0.4	0.5	0.4	-	-	-
Recognized net actuarial loss/(gain)	2.9	3.8	6.9	(1.6)	(2.1)	(0.3)
Settlement loss recognized	3.2	-	-	-	-	-
Net periodic benefit cost	$27.0	$24.9	$24.2	$(1.1)	$(1.4)	$0.6

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending September 30, 2010, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	(7.5)	1.5
Prior service credit	6.1	2.5
Initial net obligation	(0.2)	-

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2009	2008	2009	2008
Plan obligations:
Discount rate	5.6%	7.0%	5.9%	7.5%
Compensation increase rate	3.8%	4.2%	3.5%	3.9%
Net periodic benefit cost:
Discount rate	7.0%	5.9%	7.5%	6.0%
Expected long-term rate of return on plan assets	8.0%	8.0%	3.7%	3.7%
Compensation increase rate	4.2%	4.0%	3.9%	3.5%

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.1%.

Effective as of the end of calendar 2009, the pension benefit earned to date by active participants under the U.S. pension plan will be frozen and future retirement benefits will accrue to active participants using a new retirement accumulation formula. Under this new formula, active participants will earn a retirement benefit equal to 6% per annum of their pensionable earnings during a calendar year. In addition, an interest credit will be applied to the benefits earned under this revised formula at a rate equal to a 30 year U.S. Treasury note. Finally, active participants that meet certain age and service criteria as of December 31, 2009, will receive a transitional benefit in addition to the pension credit of 6% per annum. This transitional benefit will provide an additional pension credit of 2% to 4% per annum of pensionable earnings plus the applicable interest credit, through 2014. These changes resulted in a reduction of our projected benefit obligation of $46.8.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(10) Defined Contribution Plan
The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participant's before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s after-tax contribution of 1% of eligible compensation is matched with a 325% Company contribution to the participant’s pension plan account. Effective January 1, 2010, the Company will no longer match the 1% after tax contribution with a 325% Company contribution to the participant’s pension plan account. Amounts charged to expense during fiscal 2009, 2008, and 2007 were $8.1, $8.5, and $5.6, respectively, and are reflected in SG&A and cost of products sold in the Consolidated Statements of Earnings. The increase in expense for 2008 was due primarily to the addition of Playtex.

(11) Debt
Notes payable at September 30, 2009 and 2008 consisted of notes payable to financial institutions with original maturities of less than one year of $169.1 and $264.4, respectively, and had a weighted-average interest rate of 3.5% and 4.7%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2009	2008
Private Placement, fixed interest rates ranging from 3.6% to 6.6%, due 2010 to 2017	$1,930.0	$2,230.0

Term Loan, variable interest at LIBOR + 75 basis points, or 1.0%, due 2012	459.5	465.5

Total long-term debt, including current maturities	2,389.5	2,695.5
Less current portion	101.0	106.0
Total long-term debt	$2,288.5	$2,589.5

The Company maintains total committed debt facilities of $3,048.6, of which $477.4 remained available as of September 30, 2009.

During the second quarter of fiscal 2009, the Company entered into interest rate swap agreements with two major multinational financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012 at an interest rate of 1.9%.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its EBITDA, as defined in the agreements, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its EBITDA was 3.14 to 1, and the ratio of its EBIT to total interest expense was 4.40 to 1, as of September 30, 2009. Each of the calculations at September 30, 2009 was pro forma for the shave preparation acquisition. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The impact on EBITDA resulting from the VERO and RIF charges in the fourth quarter of 2009 had a negative impact on the ratio of indebtedness to EBITDA as such charges are not excluded from the calculation of EBITDA under the terms of the agreements. The VERO and RIF charges will negatively impact trailing twelve month EBITDA, which is used in the ratio, through the third quarter of fiscal 2010, after which it will roll out of the calculation. Savings from the VERO and RIF programs will somewhat mitigate the negative EBITDA impact of the restructuring charges as they are realized during this time frame, and will remain a positive impact on the ratio going forward. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

On May 5, 2009, the Company amended and renewed its existing receivables securitization program, under which the Company sells interests in certain accounts receivable, and which provides funding to the Company of up to $200 with two large financial institutions. The sales of the receivables are affected through a bankruptcy remote special purpose subsidiary of the Company, Energizer Receivables Funding Corporation (ERFC). Funds received under this financing arrangement are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. However, borrowings under the program are not considered debt for covenant compliance purposes under the Company’s credit agreements and private placement note agreements. The program is subject to renewal annually on the anniversary date. At September 30, 2009, a total of $147.5 was outstanding under this financing arrangement.

The counterparties to long-term committed borrowings consist of a number of major international financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

Aggregate maturities on long-term debt at September 30, 2009 are as follows: $101.0 in 2010, $266.0 in 2011, $231.0 in 2012, $701.5 in 2013, $190.0 in 2014 and $900.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(12) Preferred Stock
The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2009, there were no shares of preferred stock outstanding.

(13) Shareholders’ Equity
On May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2. The Company used $275 of the net proceeds to complete the purchase of the shave preparation brands on June 5, 2009 and used $100 to repay private placement notes, which matured on June 30, 2009. The remaining proceeds have contributed significantly to the increase in cash on hand at September 30, 2009 and the repayment of an additional $200 of private placement notes on September 30, 2009.

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

At September 30, 2009, there were 300 million shares of ENR stock authorized, of which approximately 3.1 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 0.3 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares and 8 million shares remain under such authorization as of September 30, 2009. There were no shares repurchased during fiscal year 2009.

(14) Financial Instruments and Risk Management
The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company’s stock price. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Concentration of Credit Risk The counterparties to derivative contracts consist of a number of major multinational and international financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $114.2 at September 30, 2009. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company’s outstanding hedging instruments included in Accumulated Other Comprehensive Income was an unrealized pre-tax gain of $6.1 and an unrealized pre-tax loss of $9.8 at September 30, 2009 and 2008, respectively. Over the next twelve months, approximately $5.2 of the gain recognized in Accumulated Other Comprehensive Income will be included in earnings. Contract maturities for these hedges extend into fiscal year 2011. There were 14 open contracts at September 30, 2009.

Foreign Currency Risk A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2009, the Company had an unrecognized loss on these forward currency contracts accounted for as cash flow hedges of $15.3 recognized in Accumulated Other Comprehensive Income. Assuming foreign exchange rates versus the U.S. dollar remains at September 30, 2009 levels, over the next twelve months, approximately $11.7 of the loss included in Accumulated Other Comprehensive Income will be included in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 27 open contracts at September 30, 2009.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2009, the Company had $628.6 variable rate debt outstanding. During the second quarter, the Company entered into interest rate swap agreements with two major multinational financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt for the next four years. At September 30, 2009, the Company had an unrecognized pre-tax gain on these interest rate swap agreements of $3.4 included in Accumulated Other Comprehensive Income.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to commodity, foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective in offsetting the associated risk.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major multinational financial institution to mitigate the impact of changes in certain of the Company’s deferred compensation liabilities, which are tied to the Company’s common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company’s deferred compensation liability, which was cash flow from operations.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk.

The following table provides fair values, and amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2009.

		For Twelve Months Ended
	At September 30, 2009	September 30, 2009
			Gain/(Loss)
		Gain/(Loss)	Reclassified From
Derivatives designated as	Fair Value	Recognized in OCI	OCI into Income
Cash Flow Hedging Relationships	Asset (Liability) (1) (2)	On Derivative (3)	(Effective Portion) (4) (5)
Foreign currency contracts	$(15.3)	$(16.8)	$(1.5)
Commodity contracts (6)	6.1	2.1	(20.6)
Interest rate contracts	3.4	3.4	-
Total	$(5.8)	$(11.3)	$(22.1)

(1)	All derivative assets are presented in other current assets or other assets.
(2)	All derivative liabilities are presented in other current liabilities or other liabilities.
(3)	OCI is defined as other comprehensive income.
(4)	Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing, net, commodity contracts in cost of products sold.
(5)

Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting the associated risk. The ineffective portion recognized in income was insignificant to the year ended September 30, 2009.

(6)

For the year ended September 30, 2009, $13.8 of losses associated with the Company's settled commodity contracts were capitalized to inventory. The charge taken to cost of products sold as a result of inventory being sold was $20.6 for the year ended September 30, 2009.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table provides fair values, and amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2009.

		For Twelve Months Ended
		September 30, 2009
		Gain (Loss)
Derivatives not designated as	Fair Value	Recognized in Income	Income Statement
Cash Flow Hedging Relationships	Asset (Liability)	On Derivative	Classification
Share option	$2.0	$(3.0)	SG&A
Foreign currency contracts	(1.0)	(1.5)	other financing, net
Total	$1.0	$(4.5)

Fair Value Hierarchy New accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company’s financial assets and liabilities, which are carried at fair value, as of September 30, 2009 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets at fair value:
Share Option	$-	$2.0	$-	$2.0
Derivatives - Interest Rate Swap	-	3.4	-	3.4
Derivatives - Commodity	-	6.1	-	6.1
Total Assets at fair value	$-	$11.5	$-	$11.5

Liabilities at fair value:
Derivatives - Foreign Exchange	$-	$16.3	$-	$16.3
Deferred Compensation	-	124.3	-	124.3
Total Liabilities at fair value	$-	$140.6	$-	$140.6

See Note 8 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

Effective October 1, 2009, the Company adopted new fair value guidance for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

At September 30, 2009 and 2008, the fair market value of fixed rate long-term debt was $1,926.2 and $2,078.5, respectively, compared to its carrying value of $1,930.0 and $2,230.0, respectively. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

At September 30, 2009, the fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. For further information on the fair value of these contracts, see the tables above.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheet approximate fair value.

(15) Environmental and Legal Matters
Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to eight federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2009 were $9.1, of which $1.8 is expected to be spent in fiscal 2010. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Total rental expense less sublease rental income for all operating leases was $32.2, $28.8 and $27.9 in 2009, 2008 and 2007, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2009, were $23.1 in 2010, $15.5 in 2011, $10.7 in 2012, $8.6 in 2013, $6.3 in 2014 and $11.1 thereafter. These leases are primarily for office facilities.

(17) Supplemental Financial Statement Information
The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2009	2008
Inventories
Raw materials and supplies	$79.2	$77.7
Work in process	119.6	137.9
Finished products	468.5	459.0
Total inventories	$667.3	$674.6
Other Current Assets
Miscellaneous receivables	$54.3	$47.1
Deferred income tax benefits	133.0	119.7
Prepaid expenses	80.9	75.7
Other	21.0	15.3
Total other current assets	$289.2	$257.8
Property at Cost
Land	$37.7	$37.3
Buildings	267.4	251.9
Machinery and equipment	1,512.0	1,459.0
Construction in progress	157.7	115.4
Total gross property	1,974.8	1,863.6
Accumulated depreciation	(1,111.4)	(1,028.1)
Total property, plant and equipment, net	$863.4	$835.5
Other Assets
Pension asset	$4.8	$42.5
Deferred charges and other assets	40.2	42.3
Total other assets	$45.0	$84.8
Other Current Liabilities
Accrued advertising, promotion and allowances	$281.2	$324.3
Accrued salaries, vacations and incentive compensation	92.3	123.0
Returns reserve	46.6	47.8
Other	237.7	233.8
Total other current liabilities	$657.8	$728.9
Other Liabilities
Pensions and other retirement benefits	$280.0	$176.7
Deferred compensation	141.3	138.8
Deferred income tax liabilities	450.8	489.9
Other noncurrent liabilities	66.6	63.8
Total other liabilities	$938.7	$869.2

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

ALLOWANCE FOR DOUBTFUL ACCOUNTS	2009	2008	2007
Balance at beginning of year	$11.2	$9.8	$10.9
Impact of Playtex acquisition	-	4.0	-
Provision charged to expense, net of reversals	5.9	(0.2)	(0.2)
Write-offs, less recoveries, translation, other	(5.8)	(2.4)	(0.9)
Balance at end of year	$11.3	$11.2	$9.8

INCOME TAX VALUATION ALLOWANCE	2009	2008	2007
Balance at beginning of year	$9.1	$4.9	$10.7
Impact of Playtex acquisition	-	5.0	-
Provision charged to expense	1.2	0.1	0.5
Reversal of provision charged to expense	-	(0.4)	(4.3)
Write-offs, translation, other	-	(0.5)	(2.0)
Balance at end of year	$10.3	$9.1	$4.9

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	2009	2008	2007
Interest paid	$150.4	$143.6	$90.4
Income taxes paid	167.3	90.6	108.5

(18) Segment Information
Operations for the Company are managed via two segments - Household Products (Battery and Lighting Products) and Personal Care (Wet Shave, including Edge/Skintimate acquired in June 2009, Skin Care, Feminine Care and Infant Care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the VERO, RIF and change in paid time off policy in 2009, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the shave preparation acquisition in fiscal 2009, and the Playtex acquisition in fiscal 2008, and the associated acquisition integration costs, which are included in Corporate and Other expense, are not reflected in the Personal Care segment, but rather presented as a separate line item below segment profit, as it is a non-recurring item directly associated with the acquisitions.

The favorable adjustments in 2009 related to the change in policy governing the Company’s paid time off (PTO) are not reflected in Household Products or Personal Care segments, but rather presented as a separate line item below segment profit as it is not operational in nature.

The charge in 2009 for the VERO and RIF that took place primarily in the Household Products business are presented as a separate line below segment profit.

The presentation for inventory write-up, acquisition integration costs, PTO adjustment and VERO/RIF costs reflects management’s view on how it evaluates segment performance.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Wal-Mart Stores, Inc. and its subsidiaries accounted for 21.4%, 20.8% and 18.8% of total net sales in 2009, 2008 and 2007, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

Net Sales	2009	2008	2007
Household Products	$2,109.5	$2,474.3	$2,376.3
Personal Care	1,890.3	1,856.7	988.8
Total net sales	$3,999.8	$4,331.0	$3,365.1

	2009	2008	2007
Profitability
Household Products	$398.6	$489.1	$472.3
Personal Care	341.1	322.5	155.5
Total segment profitability	739.7	811.6	627.8
General corporate and other expenses	(97.4)	(104.9)	(111.5)
VERO/RIF	(38.6)	-	-
PTO policy change	24.1	-	-
Acquisition inventory valuation	(3.7)	(27.5)	-
Amortization of intangibles	(13.1)	(14.0)	(5.4)
Interest and other financing	(165.7)	(192.0)	(76.7)
Total earnings before income taxes	$445.3	$473.2	$434.2

Depreciation and Amortization
Household Products	$65.6	$67.0	$66.5
Personal Care	50.9	59.4	42.2
Total segment depreciation and amortization	116.5	126.4	108.7
Corporate	13.9	14.9	6.3
Total depreciation and amortization	$130.4	$141.3	$115.0

Total Assets
Household Products	$1,370.6	$1,505.5
Personal Care	1,125.7	1,066.3
Total segment assets	2,496.3	2,571.8
Corporate	537.9	375.3
Goodwill and other intangible assets	3,114.8	2,869.6
Total assets	$6,149.0	$5,816.7

Capital Expenditures
Household Products	$56.9	$79.3	$54.2
Personal Care	80.8	78.9	34.1
Total segment capital expenditures	137.7	158.2	88.3
Corporate	2.0	1.8	0.3
Total capital expenditures	$139.7	$160.0	$88.6

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis:

	2009	2008	2007
Net Sales to Customers
United States	$2,100.1	$2,207.8	$1,561.4
International	1,899.7	2,123.2	1,803.7
Total net sales	$3,999.8	$4,331.0	$3,365.1

Long-Lived Assets
United States	$561.3	$591.8
Germany	128.7	136.8
Other International	218.4	191.7
Total long-lived assets	$908.4	$920.3

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.1%, 5.4% and 4.5% of the Company’s total net sales in 2009, 2008 and 2007, respectively. Net sales to customers in all other single foreign countries represented less than 5% of the Company’s total sales for each of the three years presented.

Supplemental product information is presented below for net sales:

	2009	2008	2007
Net Sales
Alkaline batteries	$1,264.3	$1,490.1	$1,461.9
Carbon zinc batteries	186.4	225.2	249.9
Other batteries and lighting products	658.8	759.0	664.5
Wet Shave	1,118.1	1,085.0	988.8
Skin Care	364.0	364.1	-
Feminine Care	214.1	222.6	-
Infant Care	194.1	185.0	-
Total net sales	$3,999.8	$4,331.0	$3,365.1

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(19) Quarterly Financial Information – (Unaudited)
The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Earnings per share data are computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarter may not equal the total for the year.

	First	Second	Third	Fourth
Fiscal 2009

Net sales	$1,042.5	$880.4	$997.5	$1,079.4
Gross profit	513.5	413.6	457.8	473.7
Net earnings	111.0	77.0	72.7	37.1

Basic earnings per share	$1.90	$1.32	$1.15	$0.53
Diluted earnings per share	$1.88	$1.30	$1.13	$0.53

Items increasing/(decreasing) net earnings:
PTO adjustment	$-	$14.5	$0.7	$-
VERO/Separation costs	-	-	-	(24.3)
Acquisition inventory valuation	-	-	-	(2.3)
Integration costs	(0.9)	(1.1)	-	(1.1)
Provisions for restructuring and related costs	(2.1)	(3.1)	(0.2)	(0.4)
Adjustment to prior year tax accruals	0.9	0.1	(1.4)	(1.1)

	First	Second	Third	Fourth
Fiscal 2008

Net sales	$1,189.9	$951.0	$1,066.7	$1,123.4
Gross profit	536.2	457.8	509.0	534.7
Net earnings	102.6	60.9	66.7	99.1

Basic earnings per share	$1.79	$1.06	$1.16	$1.71
Diluted earnings per share	$1.74	$1.03	$1.13	$1.67

Items increasing/(decreasing) net earnings:
Acquisition inventory valuation	$(15.5)	$(1.0)	$-	$-
Integration costs	(3.7)	(2.7)	(1.9)	(3.1)
Provisions for restructuring and related costs	(1.5)	(0.2)	-	(0.3)
Adjustment to prior year tax accruals	-	-	(4.0)	2.9