Form 10-K, Exhibit 13
period 2010-09-30
ENERGIZER HOLDINGS INC
filed 2010-11-23
CIK 1096752

Exhibit 13

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. The Company reports results in two segments: Household Products, which includes batteries and portable lighting products, and Personal Care, which includes wet shave, skin care, feminine care and infant care products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Non-GAAP Financial Measures

While the Company reports financial results in accordance with accounting principles generally accepted in the U.S. (“GAAP”), this discussion includes non-GAAP measures. These non-GAAP measures, such as comparisons excluding the impact of currencies, and excluding the impact of the devaluation and unfavorable economic conditions in Venezuela, are not in accordance with, nor are they a substitute for, GAAP measures. The Company believes these non-GAAP measures provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures.

Recent Developments

American Safety Razor Acquisition

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $150 and borrowings from our existing receivable securitization program. ASR will be part of our Personal Care Segment.

Household Products Restructuring

On November 1, 2010, the Board of Directors (the “Board”) authorized a multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations.

The Board authorized a broad restructuring plan and has delegated authority to management to determine the final plan with respect to the initiatives, which are expected to result in pre-tax charges in the range of $65 to $85 over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. Although the specific actions to be taken are not yet resolved, annual pre-tax savings, relating primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 to $35, by the end of fiscal 2012.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Hydro Launch

In April 2010, the Company launched a new men’s razor system in North America, Schick Hydro. Subsequently, the Company extended the launch to Japan and certain key European markets. Schick Hydro is available in three- and five-blade models. In addition, the Company launched Schick Hydro shave gels available in Moisturizing and Sensitive Skin varieties.

Venezuela Currency Devaluation

At December 31, 2009, which was the end of our first fiscal quarter of 2010, the Company determined that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate’s financial statements for the purposes of consolidation based on the facts and circumstances of our business, including the fact that the parallel rate was the then current method used to settle U.S. dollar invoices for newly imported product. As a result, the Company recorded a pre-tax loss, net of the impact of certain settlements, as a result of devaluing its U.S. dollar-based intercompany payable of approximately $20 in fiscal 2010, which was included in other financing on the Consolidated Statements of Earnings. The pre-tax loss reflects the higher local currency expected to be required to settle this U.S. dollar-based obligation due to the use of the parallel rate, which was substantially unfavorable to the then official exchange rate. This U.S. dollar intercompany payable is an obligation of our Venezuela affiliate to other Energizer affiliates for costs associated with the importing of goods for resale in Venezuela.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2010, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting, was approximately $22.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate for imported goods considered non-essential moved to an exchange rate of 4.30 to 1 U.S. dollar, which was twice the previous official rate prior to the devaluation. As noted above, the Company determined, prior to this official devaluation, that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate’s financial statements, so the official devaluation action did not result in any further devaluation charges.

In May 2010, the Venezuela government introduced additional exchange controls over securities transactions in the parallel market. They established the Central Bank of Venezuela as the only legal intermediary through which parallel market transactions can be executed and established government control over the parallel exchange rate, which was set at approximately 5.30 to 1 U.S. dollar at September 30, 2010. At the same time, they significantly reduced the notional amount of transactions that run through this Central Bank controlled, parallel market mechanism. This has eliminated our ability to access the historical parallel market to pay for imported goods and to most effectively manage our local monetary asset balances.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Since foreign exchange is no longer available in the historical parallel market, the Company is now using the Central Bank of Venezuela controlled parallel market rate of 5.30, as the translation rate for our Venezuela affiliate’s financial statements for the purposes of consolidation. This includes the translation of monthly operating results (beginning in June 2010) and the valuation of our net monetary assets under highly inflationary accounting. Since this rate is somewhat favorable to the historical parallel rate, which was previously adopted as the appropriate rate for translation purposes on December 31, 2009 as noted above, we have recorded a gain, included in other financing, of approximately $2, pre-tax, to reflect the improved translation rate for the carrying value of our Venezuela affiliate’s net monetary assets under highly inflationary accounting. However, due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency monetary assets to U.S. dollars in the future. As a result, further charges reflecting a less favorable exchange rate outcome are possible.

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

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names Energizer and Eveready have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. Its portfolio of products includes: the Quattro for Women, Intuition, Lady Protector and Silk Effects Plus women’s shaving systems and the Hydro, Quattro and Protector men’s shaving systems, as well as the Quattro, Xtreme 3, and Slim Twin/Exacta disposables. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries. On June 5, 2009, we completed the acquisition of the Edge and Skintimate shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

At the beginning of fiscal 2008, we completed the acquisition of all of the outstanding stock of Playtex Products, Inc. (Playtex), a leading manufacturer and marketer of well-recognized branded consumer products in North America. Its portfolio of products include Playtex feminine care products, Playtex infant care products, Diaper Genie diaper disposal systems, Wet Ones pre-moistened wipes, Banana Boat and Hawaiian Tropic sun care products, and Playtex household gloves.

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. ASR, founded in 1875, is the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Our subsidiaries operate a number of manufacturing and packaging facilities in 14 countries on five continents, and we employ almost 4,500 colleagues in the United States and more than 11,000 in foreign jurisdictions. These totals do not include the recently acquired ASR business, which operates 9 manufacturing and packaging facilities in 6 countries and employs approximately 1,200 colleagues globally.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk factors” section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Industries
We operate in five distinct industries: battery and portable lighting products, wet shave, skin care, feminine care and infant care. Our two largest categories by revenue are battery products and wet shave. The battery category comprises two primary competitors, Energizer’s Energizer and Eveready brands and Procter & Gamble’s Duracell, which we estimate collectively represents approximately 70% in the markets in which we compete. The wet shave category comprises two primary competitors, Procter & Gamble’s Gillette and Energizer’s Schick-Wilkinson Sword, which we estimate collectively represents more than 80% of the global wet shave market.

Household Products
Energizer’s Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting products.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold into the price, premium and performance segments. This allows us to penetrate the broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products. Since Energizer’s invention of the first D cell battery in 1893, we have been committed to developing and marketing innovative new products for the portable power and portable lighting products market. Energizer’s long history of innovation includes the first to market the Alkaline battery, the first mercury-free Alkaline battery, the first mercury-free Hearing Aid battery and the “World’s Longest Lasting AA and AAA Battery in High-Tech Devices” – Ultimate Lithium. Energizer recently introduced a new Qi-compliant inductive charger for certain smart phones and other devices with Qi enabled built-in rechargeable batteries, increasing the convenience to consumers of recharging batteries without wires and connectors. In addition, our portable lighting products business introduced a number of new products in recent years designed to meet a wide range of consumer, industrial and military needs. In particular, we have converted most of our products to lower energy consuming LED lighting and substantially eliminated incandescent bulbs from our product offerings.

The battery category is highly competitive as brands compete for consumer acceptance and retail shelf space. Pricing actions in response to rising material costs have raised retail prices over time. However, pricing actions are not always available to fully offset material cost increases, especially in highly competitive markets.

While we continually engage in ongoing reviews of all of our categories, in an effort to provide greater clarity regarding the ongoing dynamics in the battery category, in fiscal 2010, we completed a more in-depth analysis. While short-term measurements of category performance may fluctuate, this analysis indicated that an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward. See the Household Products segment for further discussion of related actions.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Energizer is well positioned to meet the needs of customer and consumer demands for household and specialty batteries and portable lighting products, leveraging category expertise, retail understanding and its broad portfolio of products to give Energizer a strong presence across the retail channels. We believe we have a leading market share presence in most of the major markets in which we choose to compete. We believe we have been able to either hold or gain share in many of our key markets in recent years due to our diversified portfolio of products, which meet a broad spectrum of consumer needs.

Personal Care
The Personal Care division includes Wet Shave products sold under the Schick, Wilkinson Sword, Edge and Skintimate brand names, Skin Care products sold under the Banana Boat, Hawaiian Tropic, Wet Ones and Playtex brand names, and Feminine Care and Infant Care products sold under the Playtex and Diaper Genie brand names.

We manufacture and distribute Schick and Wilkinson Sword razor systems, composed of razor handles and refillable blades, and disposable shave products for men and women. We market our wet shave products in more than 140 countries worldwide. SWS’ primary markets are the U.S., Canada, Japan and the larger countries of Western Europe. SWS estimates its overall share of the wet shave category for these major markets at approximately 20% in fiscal 2010, 2009 and 2008. We currently maintain the #2 global market share position in wet shaving. Category blade unit consumption has been relatively flat for a number of years. However, product innovations and corresponding increased per unit prices have accounted for category growth. The category is extremely competitive with competitors vying for consumer loyalty and retail shelf space.

On June 5, 2009, we completed the acquisition of the Edge and Skintimate shave preparation brands from SCJ. This added U.S. market leading shave preparation products, including shaving gels and creams, to our wet shave portfolio.

SWS has gained recognition for its innovation and development of new products designed to improve the shaving experience, including the introduction of the Intuition women’s system in 2003, a unique system incorporating a three-bladed razor surrounded by a skin conditioning solid which lathers, shaves and provides extra moisture in one step. In 2003, SWS introduced the Quattro men’s shaving system, the first four blade razor system for men. In 2010, SWS introduced Schick Hydro, a new men’s shaving system, which incorporates new technologies including innovative skin protectors that act to smooth skin between blade tips and an advanced hydrating gel reservoir that lubricates throughout the shaving process. Schick Hydro is available in three- and five-blade models. Additionally, the Company launched a new line of Schick Hydro shave gels, which coupled with the Schick Hydro razor, delivers a complete skin comfort system that goes beyond hair removal to care for men’s skin.

On October 1, 2007, Energizer acquired Playtex, a leading North American manufacturer and marketer in the skin, feminine and infant care product categories, with a diversified portfolio of well-recognized branded consumer products.

In Skin Care, we market sun care products under the Banana Boat and Hawaiian Tropic brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category. The sun care category in the U.S. is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. We also offer Wet Ones, the leader in the U.S. portable hand wipes category, and Playtex household gloves, the branded household glove leader in the U.S.

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

On November 23, 2010, Energizer acquired ASR, the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades. In wet shave, ASR manufactures, distributes and sells a complete line of private label / value wet shaving disposable razors, shaving systems and replacement blades. These wet shave products are sold primarily under a retailer’s store name or under value brand names such as Personna, Matrix, Magnum, Mystique, Solara and GEM. Industrial and specialty blades are sold primarily through retail paint chains, hardware stores and home improvement centers under the Personna and American Line brand names.

Financial Results
For the year ended September 30, 2010, net earnings were $403.0, or $5.72 per diluted share, compared to net earnings of $297.8, or $4.72 per diluted share, in fiscal 2009 and $329.3, or $5.59 per diluted share, in fiscal 2008. Total average shares outstanding increased in each of the last two fiscal years due to the May 20, 2009 common stock issuance. Total average diluted shares outstanding were 70.5 million, 63.1 million and 58.9 million for fiscal 2010, 2009 and 2008, respectively. Included in the current year results are:
  Charges:
-	$14.2, after-tax, or $0.20 per diluted share, due primarily to the impact of the devaluation of the Bolivar Fuerte for the Company’s Venezuela affiliate, and
-	$7.3, after-tax, or $0.10 per diluted share, related to certain integration and other business realignment activities.
  Income:
-	$23.5 tax benefit, or $0.33 per diluted share, related to the favorable impact of a foreign tax credit, and
-	$6.1, or $0.09 per diluted share, related to the adjustment of prior years’ income tax provisions.

Fiscal 2009 results included:
  Charges:
-	$33.2, after-tax, or $0.53 per diluted share, related to the Company’s voluntary enhanced retirement option (VERO) and reduction in force (RIF) programs, and other business realignment and integration charges;
-	$1.5, or $0.02 per diluted share, related to prior year income tax provision adjustments; and
-	$2.3, after-tax, or $0.04 per diluted share, related to the write-up and subsequent sale of inventory purchased in the shave preparation acquisition.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)
  Income:
-	$15.2, after-tax, or $0.24 per diluted share, due to the favorable impact of a change in the Company’s paid time off policy (PTO).

Fiscal 2008 results included:
  an after-tax expense of $16.5, or $0.28 per diluted share, related to the write-up and subsequent sale of inventory purchased in the Playtex acquisition;

  integration and other realignment costs of $13.4, after-tax, or $0.22 per diluted share, and a net, unfavorable prior year income tax provision adjustment of $1.1, or $0.02 per diluted share.

Operating Results

Net Sales
Net sales for fiscal 2010 were $4,248.3, an increase of $248.5, or 6%, as compared to fiscal 2009, including the favorable impact of currencies, other than Venezuela, of approximately $100 and a year-over-year increase of approximately $90 from the full year ownership of the Edge and Skintimate shave preparation brands. The total year growth was also positively impacted by the Schick Hydro launch in the third quarter. The recent devaluation and difficult economic conditions in Venezuela resulted in a reduction in net sales of approximately $23 in fiscal 2010. Net sales in the Household Products division increased $90.2, or 4%, or approximately $32, up 2%, on a constant currency basis, excluding Venezuela. Net sales in the Personal Care business increased $158.3, or 8%, or approximately $115, up 6%, on a constant currency basis, exclusive of Venezuela.

Net sales for fiscal 2009 were $3,999.8, down $331.2, or 8%, due primarily to approximately $225 of unfavorable currencies as compared to fiscal 2008. Net sales in the Household Products division as compared to fiscal 2008 decreased $364.8, or 15%, or approximately $220, down 9% on a constant currency basis. Net sales in the Personal Care business as compared to fiscal 2008 increased $33.6, or 2%, or approximately $113, up 6%, on a constant currency basis.

For further discussion regarding net sales in Household Products and Personal Care, please see the section titled “Segment Results” provided below.

Gross Profit
Gross profit dollars were $2,019.3 in fiscal 2010, an increase of $160.7, or 9%, due primarily to the favorable impact of currencies of approximately $82, exclusive of Venezuela, and the favorable impact of the higher sales noted above.

Gross margin as a percent of net sales was 47.5% in fiscal 2010, 46.5% in fiscal 2009 and 47.0% in fiscal 2008. The margin percentage increase in fiscal 2010 was due primarily to favorable currencies, excluding Venezuela, which added approximately 90 basis points. The margin percentage decline in fiscal 2009 as compared to fiscal 2008 was also due primarily to unfavorable currencies, which we estimate reduced gross margin by approximately 130 basis points in fiscal 2009 versus the prior fiscal year.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $765.7, an increase of $23.1, as compared to fiscal 2009, due primarily to the impact of annual merit increases and support of growth initiatives. As a percent of net sales, SG&A was 18.0%, down somewhat from 18.6% in fiscal 2009 due to the year-over-year net sales increase described above. SG&A decreased $51.4 in fiscal 2009 as compared to fiscal 2008 due primarily to the favorable impact of currencies of approximately $44 in fiscal 2009 and reduced overhead spending due, in part, to the economic recession.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Advertising and Promotion
Advertising and promotion (A&P) increased $46.8 in fiscal 2010 due to increased spending including support of the Company’s Schick Hydro launch in April 2010. A&P decreased $72.3 in fiscal 2009 as compared to fiscal 2008 due to reduced spending resulting, in part, from the economic recession, and approximately $23 of favorable currencies as compared to fiscal 2008.

A&P expense was 10.9%, 10.4% and 11.2% of sales for fiscal 2010, 2009 and 2008, respectively. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

We expect A&P expense to increase in fiscal 2011 due to the launch of Schick Hydro in key markets in Europe and Japan, and the continued support of the new product launch in North America. Our current estimate is that A&P expense may be in the range of 11.5% to 12% of net sales in fiscal 2011. While we incurred Schick Hydro launch-related A&P spending in fiscal 2010, this spending occurred in the second half of the fiscal year. In 2011, higher comparative A&P expense is likely in the first two quarters as compared to the prior year due to the timing of the Schick Hydro launch in the additional markets noted. A&P spending is subject to change in any given fiscal year due to the overall competitive and economic environment, changes in strategic brand support objectives and shifts in the size and types of promotional campaigns.

Research and Development
Research and development (R&D) expense was $97.1 in fiscal 2010, $90.5 in fiscal 2009 and $91.7 in fiscal 2008. The increased expense in fiscal 2010 reflects additional spending in support of the Company’s growth initiatives. As a percent of sales, R&D expense was 2.3% in fiscal 2010 and 2009 and 2.1% in fiscal 2008.

Interest and Other Financing Items
Interest expense for fiscal 2010 decreased $19.3 due primarily to lower average borrowings. Other financing items, which include interest income and foreign exchange gains and losses from the Company’s worldwide affiliates, were unfavorable $5.4 in fiscal 2010 as compared to fiscal 2009. This result includes an exchange loss of $18.3, pre-tax, due primarily to the impact of the devaluation of the Venezuela Bolivar Fuerte. The year-over-year change in other financing items was favorable, exclusive of the Venezuela devaluation, as we did not repeat the first quarter fiscal 2009 foreign exchange loss described in the next paragraph.

Interest expense for fiscal 2009 decreased $36.6 due primarily to lower average borrowings. Other financing items were unfavorable $10.3 for fiscal 2009 as compared to fiscal 2008 due primarily to exchange losses incurred as the U.S. dollar based payables for our foreign affiliates were unfavorably impacted by the rapid and significant strengthening of the U.S. dollar versus most local currencies during the first fiscal quarter of 2009 as a result of the impact of the global recession.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 25.8%, 33.1% and 30.4% of earnings before income taxes in fiscal 2010, 2009 and 2008, respectively. Income taxes include the following items which impact the overall tax rate:

For Fiscal 2010:
  A $23.5 tax benefit related to the favorable impact of a foreign tax credit;

  Adjustments were recorded to revise previously recorded tax provisions to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. The fiscal 2010 adjustment decreased the income tax provision by $6.1, and

  A $4.1 tax benefit was recorded in fiscal 2010 reflecting the local tax benefit of the Venezuela devaluation charge.
For Fiscal 2009:
  Adjustments were recorded to revise previously recorded tax provisions to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. This adjustment increased the tax provision by $1.5 in fiscal 2009, and

  A tax benefit of $1.4 was recorded in fiscal 2009 associated with the write-up and subsequent sale of inventory acquired in the Edge/Skintimate shave preparation acquisition.
For Fiscal 2008:
  A tax benefit of $11.0 was recorded in fiscal 2008 associated with the write-up and subsequent sale of inventory acquired in the Playtex acquisition, and

  Adjustments were recorded to revise previously recorded tax provisions to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. This adjustment increased the tax provision by $1.1 in fiscal 2008.
The Company's effective tax rate is highly sensitive to country mix, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax provision estimates could increase or decrease future tax provisions.

Segment Results
Operations for the Company are managed via two segments - Household Products (battery and portable lighting products) and Personal Care (wet shave, skin, feminine and infant care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the prior year VERO, RIF and change in PTO policy, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. This structure is the basis for the Company’s reportable operating segment information presented in Note 17 to the Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

For fiscal 2010, the Company recorded a pre-tax loss of $18.3 due primarily to the recent devaluation of our Venezuela affiliate’s U.S. dollar based intercompany payable. This impact, which is included in other financing on the Consolidated Statements of Earnings, is not considered in evaluating segment performance. However, normal operating results in Venezuela, such as sales, gross margin and spending, have been negatively impacted by translating at less favorable exchange rates and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The negative impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are discussed separately when considered relevant to understanding the year-over-year comparatives.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Edge/Skintimate acquisition in fiscal 2009, which was $3.7, and the Playtex acquisition in fiscal 2008, which was $27.5, as well as the related acquisition integration costs in all periods presented are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisitions. Such presentation reflects management’s view on how it evaluates segment performance.

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

HOUSEHOLD PRODUCTS

	2010	2009	2008
Net sales	$2,199.7	$2,109.5	$2,474.3
Segment profit	$451.1	$398.6	$489.1

For fiscal 2010, net sales were $2,199.7, up $90.2 or 4%, driven by distribution gains and approximately $58 of favorable currencies. These gains were partially offset by reduced net sales in Venezuela of approximately $13 due to the devaluation of the Bolivar Fuerte and unfavorable macroeconomic conditions within the country. Excluding the impact of currencies and Venezuela, net sales were up 2% due to higher sales volume of approximately $88, which was partially offset by unfavorable pricing/product mix of approximately $42 due, in part, to the pack upsizing activities in the U.S. which lowered the average unit price per battery by adding free batteries to standard size packs.

Segment profit for the year ended September 30, 2010 was $451.1, up $52.5 or 13% as compared to fiscal 2009, including approximately $31 of favorable currencies, partially offset by lower profit in Venezuela of approximately $7. Exclusive of these impacts, segment profit increased approximately $29 due to lower raw material prices and the margin impact of higher sales.

For fiscal 2009, net sales were $2,109.5, down $364.8, or 15% including the impact of approximately $144 of unfavorable currencies, as compared to fiscal 2008. Absent currencies, sales decreased approximately $220, or 9%, due to lower sales volume across all geographic areas, but most notably in the U.S. We estimate the premium battery category declined approximately 9% in fiscal 2009 as consumers cut spending and retailers reduced inventory levels during the year in response to the economic downturn. In addition, we estimate that fiscal 2009 sales were negatively impacted by approximately $55 of shipments in fiscal 2008 related to hurricanes and early holiday shipments ahead of an announced price increase, which were not repeated.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Segment profit for the year ended September 30, 2009 was $398.6, down $90.5 or 19%, including approximately $76 of unfavorable currencies, as compared to fiscal 2008. Excluding the impact of unfavorable currencies, segment profit declined approximately $14 as lower gross margin from volume declines was significantly offset by reduced spending in advertising/promotion and overheads, which collectively decreased approximately $45 as compared to fiscal 2008, and favorable pricing and product mix.

As noted previously, we believe an increasing number of devices are using built-in rechargeable battery systems, particularly in developed markets. We believe this continues to create a negative impact on the demand for primary batteries. This trend, coupled with volatile commodity markets and aggressive competitive activity in the U.S. and other markets, could put additional pressure on segment results going forward.

To combat this trend and improve its competitive position, on November 1, 2010, the Board of Directors authorized a multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations.

The Board of Directors authorized a broad restructuring plan and has delegated authority to management to determine the final plan with respect to the initiatives, which are expected to result in pre-tax charges in the range of $65 to $85 over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. Although the specific actions to be taken are not yet resolved, annual pre-tax savings, relating primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 to $35, by the end of fiscal 2012.

Looking forward and based on current market conditions, we expect the costs of commodities and raw materials for the Household Products business in fiscal 2011 will be unfavorable in the range of an estimated $20 to $30 as compared to the average costs paid in fiscal 2010 due primarily to higher zinc and steel costs.

In regards to the impact of foreign currencies and based on current market conditions, we expect currencies to be modestly favorable in fiscal 2011 to the average exchange rates for fiscal 2010. This outlook is subject to considerable variation as market conditions change during the year. While the Company utilizes certain hedging techniques, the percentage of coverage for each currency will only partially hedge exchange rate variability.

PERSONAL CARE

	2010	2009	2008
Net sales	$2,048.6	$1,890.3	$1,856.7
Segment profit	$366.6	$341.1	$322.5

Net Sales for fiscal 2010 were $2,048.6, up $158.3 or 8%, as compared to fiscal 2009, including approximately $44 of favorable currencies, partially offset by reduced net sales in Venezuela of $10 due to the reasons noted previously. Excluding the impact of currencies and Venezuela, sales increased approximately $124 driven by higher year over year sales in Wet Shave.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Wet Shave net sales for fiscal 2010 increased approximately $126, or 11% as compared to fiscal 2009, due to the full year impact of the Edge and Skintimate brands acquisition, which added approximately $90 to net sales, and the launch of Schick Hydro. Infant Care sales increased 2% driven by Diaper Genie and cups, offset by lower sales of bottles. Skin Care sales increased 3% on higher shipments of Hawaiian Tropic, and lower end of season sun care returns partially offset by lower shipments of Wet Ones as fiscal 2010 volumes returned to more normalized demand post H1N1 consumption peaks. Feminine Care sales decreased 8% on lower shipments of Gentle Glide due to significant competitive activity partially offset by continued growth of Sport tampons.

Segment profit for fiscal 2010 was $366.6, up $25.5, or 7%, as compared to fiscal 2009, due to the favorable impact of currencies of approximately $25, exclusive of Venezuela. Excluding the impact of favorable currencies, segment profit was essentially flat as higher gross margin from the increased sales noted above was offset by higher A&P and overhead spending due, in part, to the support of the April 2010 Schick Hydro launch in North America and the full year impact of spending behind Edge and Skintimate. Overall, the Venezuela devaluation and related deterioration in economic conditions in the country did not have a material impact on year-over-year segment profit.

Net sales for fiscal 2009 were $1,890.3, an increase of $33.6, or 2%, including the impact of approximately $80 of unfavorable currencies, as compared to fiscal 2008. Excluding the impact of unfavorable currencies, sales increased approximately 6% due to the shave preparation acquisition, which added $57, or 3%, and higher sales of Wet Shave, Infant Care and Skin Care products partially offset by lower sales of Feminine Care. Wet Shave sales increased 3%, excluding the acquisition and currencies, driven by the launch of Quattro for Women Trimmer in the second quarter, and higher disposable and Quattro men’s systems sales, partially offset by ongoing declines in legacy razor system products. Infant Care sales increased 7% driven by Diaper Genie, cups and soothing products. Skin Care sales increased 4% on higher sales of Wet Ones due to consumption driven by H1N1, and higher sales for sun care primarily in international markets. Feminine Care sales decreased 2% as higher sales of Playtex Sport were offset by lower sales of Gentle Glide, due, in part, to increased competitive activity.

Segment profit for the fiscal year 2009 was $341.1, an increase of $18.6 or 6%, inclusive of unfavorable currency of approximately $20, as compared to fiscal 2008. Excluding currencies, segment profit grew approximately $39 or 12% due to incremental Playtex synergies of approximately $32, lower A&P of approximately $17, and the inclusion of the shave preparation acquisition, which added $4, partially offset by higher product costs and unfavorable product mix.

Looking forward, based on current market conditions and costs, we expect the costs of commodities and raw materials in fiscal 2011 for the Personal Care business will be flat to slightly unfavorable as compared to the average costs paid in fiscal 2010.

In regards to the impact of foreign currencies and based on current market rates, we expect currencies to be modestly favorable for fiscal 2011 compared to the average exchange rates for fiscal 2010. This outlook is subject to considerable variation as market conditions change during the year. While the Company utilizes certain hedging techniques, the percentage of coverage for each currency will only partially hedge exchange rate variability.

As noted in the advertising and promotion discussion above, we expect A&P expense to increase in fiscal 2011 due to the launch of Schick Hydro in key markets in Europe and Japan, and the continued support of this new product launch in North America. While we incurred launch related A&P spending in fiscal 2010, this spending occurred primarily in the back half of the fiscal year. In 2011, higher comparative A&P expense for Personal Care is likely to occur in the first half of the fiscal year in support of the fiscal 2011 launch initiatives. A&P spending is subject to change in any given fiscal year due to the overall competitive and economic environment, changes in strategic brand support objectives and shifts in the size and types of promotional campaigns.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

GENERAL CORPORATE AND OTHER EXPENSES

	2010	2009	2008
General Corporate Expenses	$100.8	$83.8	$83.8
Integration/Other Realignment	8.1	13.6	21.1
Sub-Total	108.9	97.4	104.9
VERO/Separation Costs	-	38.6	-
PTO Policy Change	-	(24.1)	-
Acquisition Inventory Valuation	-	3.7	27.5
General Corporate and Other Expenses	$108.9	$115.6	$132.4
% of Total Net Sales	2.6%	2.9%	3.1%

General Corporate and Other Expenses
For fiscal 2010, general corporate expenses, including integration/other realignment, increased $11.5 as compared to fiscal 2009 due primarily to higher corporate compensation expenses including higher annual incentive bonuses and stock award amortization.

For fiscal 2009, general corporate expenses, including integration/other realignment, decreased $7.5 as compared to fiscal 2008 due primarily to lower Playtex integration costs, which declined by $13.8 year over year. In addition, higher costs associated with certain realignment activities in foreign affiliates were partially offset by lower corporate compensation expenses.

In the fourth quarter of fiscal 2009, the Company implemented the VERO for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a RIF program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A. Substantially all payments related to the VERO and RIF programs were paid by the end of fiscal 2010.

Also in fiscal 2009, we recorded a favorable adjustment of $24.1, pre-tax, resulting from a change in the policy under which colleagues earn and vest in the Company’s paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more “market” policy for PTO. The revised policy has an “earn as you go” approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Liquidity and Capital Resources
At September 30, 2010, the Company had $629.7 in available cash and $259.7 available under its committed debt facilities, exclusive of available borrowings under the receivables securitization program.

On November 23, 2010, Energizer completed the acquisition of ASR for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $150 and borrowings from our existing receivables securitization program.

In May 2011, the Company’s $275 U.S. revolving credit facility will mature. At September 30, 2010, there were no outstanding borrowings under this facility. It is our intent to renew this facility in advance of the May maturity date. However, we can provide no assurances that this facility will be renewed, or if renewed, that the terms will be as favorable as those contained in the existing facility.

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $652.4 in fiscal 2010, an increase of $163.2 as compared to fiscal 2009. Cash flow from operations was $489.2 in fiscal 2009, an increase of $22.7 as compared to $466.5 for fiscal 2008. The increase in cash flow from operations in fiscal 2010 was due to higher operating cash flow before changes in working capital, which exceeded the same measure in the prior year by $147.2 due primarily to higher net earnings. The increase in cash flow from operations in fiscal 2009 as compared to fiscal 2008 was due primarily to lower assets used in operations partially offset by lower liabilities.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) provided positive cash flow of $26.8 in fiscal 2010, an improvement of $16.0 as compared to the cash flow generated by changes in working capital in fiscal 2009. The most significant impact was in accounts payable and other current liabilities, which increased collectively by $54.1 in fiscal 2010 due primarily to the level of promotional activities during the fourth quarter of fiscal 2010 and the timing of payments. The favorable cash flow impact due to a higher level of accounts payable and other current liabilities at the end of fiscal 2010 was partially offset by higher accounts receivable of $26.4 due primarily to inclusion of the fully integrated shave preparation brands at year-end fiscal 2010.

The most significant driver of the higher cash flow from operations in fiscal 2009 as compared to fiscal 2008 was accounts receivable, which was lower by $106.7 at year-end fiscal 2009, excluding the impact of acquired brands. This decrease was due to lower net sales as compared to the prior period and improved accounts receivable aging. This decrease in accounts receivable in fiscal 2009 coupled with lower inventories on a year over year basis of $21.8 more than offset a reduction in accounts payable and other current liabilities, which were collectively lower by $109.5 due primarily to reduced advertising and promotional accruals resulting from lower spending and lower accruals for compensation and benefits including the impact of the change in PTO policy.

Investing Activities
Net cash used by investing activities was $113.3, $412.2 and $1,994.5 in fiscal 2010, 2009 and 2008, respectively. Capital expenditures were $108.7, $139.7 and $160.0 in fiscal 2010, 2009 and 2008, respectively. These capital expenditures were funded by cash flow from operations. Capital expenditures decreased somewhat in fiscal 2010 due to the timing of project-related spending including capital associated with new product initiatives. See Note 17 to the Consolidated Financial Statements for capital expenditures by segment.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

In fiscal 2009, the Company paid $275.0 for the acquisition of the shave preparation brands and, in fiscal 2008 the Company paid $1,875.7 for the acquisition of Playtex. See “Financing Activities” below for discussion of the financing of the Playtex transaction.

At the beginning of fiscal 2008, the Company held a net-cash settled prepaid share option with a major financial institution to mitigate the impact of changes in the Company’s deferred compensation liabilities. In fiscal 2008, the prepaid feature was removed from the transaction and the Company received cash of $60.5, which was used to repay existing debt. Of the $60.5 received in fiscal 2008, $46.0 was a return of investment and was classified within investing activities on the Consolidated Statements of Cash Flows. The remaining $14.5 was a return on investment and was classified as a cash inflow from operations on the Consolidated Statements of Cash Flows.

Capital expenditures of approximately $110 to $120 are anticipated in fiscal 2011 with disbursements for new product and cost reduction-related capital driving the largest components of projected capital spending. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
The Company’s total borrowings were $2,313.4 at September 30, 2010, including $478.4 tied to variable interest rates of which $300 is hedged via the interest rate swap agreements described later in this discussion. The Company maintained total committed debt facilities of $2,588.4, exclusive of available borrowings under the receivables securitization program, of which $259.7 remained available as of September 30, 2010. During fiscal 2010, the Company repaid approximately $250 in debt, including approximately $148 of outstanding borrowings under the receivables securitization program.

On May 20, 2009, the Company completed the sale of an additional 10.925 million shares of common stock for $49.00 per share. Net proceeds from the sale of the additional shares were $510.2. The Company used $275 of the net proceeds to complete the purchase of the shave preparation brands on June 5, 2009 and used $100 to repay private placement notes, which matured on June 30, 2009. The remaining proceeds contributed significantly to the increase in cash on hand at September 30, 2009 and the repayment of an additional $200 of private placement notes on September 28, 2009.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.70 to 1, and the ratio of its EBIT to total interest expense was 5.72 to 1, as of September 30, 2010. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The negative impact on EBITDA resulting primarily from the Venezuela devaluation of $18.3, pre-tax, is included in the trailing twelve month EBITDA calculation at September 30, 2010, and negatively impacted the ratio of indebtedness to EBITDA at September 30, 2010. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, the EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

On May 3, 2010, the Company amended and renewed its existing receivables securitization program, under which the Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation, which is a bankruptcy-remote special purpose entity subsidiary of the Company, and outside parties (the Conduits). Under the current structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company’s debt compliance covenants. The program renews annually in May. We can provide no assurance that the facility will be renewable on an annual basis, or if renewed, it may be done so on less favorable terms. At September 30, 2010, there were no borrowings outstanding under this facility. However, on November 23, 2010, the Company borrowed approximately $150 under this facility to partially finance the ASR acquisition with the balance of the acquisition funded with available cash.

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

No shares of Energizer common stock were repurchased by the Company in fiscal 2008 through 2010 other than a small number of shares related to the net settlement of certain stock awards for tax withholding purposes. The Company has 8 million shares remaining on the current authorization from its Board of Directors to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

A summary of the Company’s significant contractual obligations at September 30, 2010 is shown below:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt, including current maturities	$2,288.5	$266.0	$932.5	$420.0	$670.0
Interest on long-term debt	476.4	107.9	172.5	119.7	76.3
Operating leases	108.9	22.9	30.6	20.5	34.9
Purchase obligations and other (1)	94.2	68.8	18.0	7.4	-
Total	$2,968.0	$465.6	$1,153.6	$567.6	$781.2

1	The Company has estimated approximately $9.4 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2010, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $48.7, excluding $7.7 of interest and penalties. The contractual obligations table above does not include this liability. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

In addition to the significant contractual obligations set forth in the table above, the Company has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2010, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future.

In addition, the above contractual obligations table does not include minimum contributions related to the Company’s retirement programs as they are not considered material to the cash flow and liquidity of the Company for any given fiscal year presented. The U.S. pension plans constitute more than 70% of the total benefit obligations and plan assets for the Company’s pension plans. At this time, we do not believe that a minimum pension contribution for the U.S. plan will be required before fiscal 2012. Based on current market conditions, we estimate that the U.S. pension plan contribution required in fiscal 2012 will be approximately $40. Globally, total pension contributions for the Company in fiscal 2011 are estimated to be approximately $22.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

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

The Company uses natural hedging techniques, such as offsetting like foreign currency cash flows and foreign currency derivatives with durations of generally one year or less, including forward exchange contracts. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in fair value of the foreign currency contracts for fiscal 2010 and 2009 resulted in expense of $5.4 and $1.5, respectively, and was recorded in Other financing expense, net on the Consolidated Statements of Earnings. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. The Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $16.8 and $15.3, at September 30, 2010 and 2009, respectively. Contract maturities for these hedges extend into 2013.

The Company has investments in a Venezuelan affiliate. Venezuela is considered highly inflationary under GAAP as of January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2010, the Company had approximately $22 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company’s outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax gain of $1.0 and $6.1 at September 30, 2010 and 2009, respectively. Over the next twelve months, approximately $0.3 of the loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 14 open contracts at September 30, 2010.

Interest Rate Exposure
At September 30, 2010 and 2009, the fair market value of the Company's fixed rate debt is estimated at $2,077.5 and $1,926.2, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is greater than the carrying value of the Company's debt at September 30, 2010 by $242.5 and lower at September 30,2009 by $3.8, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $18.9 and $54.5 at September 30, 2010 and 2009, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2010, the Company had $478.4 of variable rate debt outstanding, of which $300 is hedged via interest rate swap agreements as disclosed below. As a result, after giving effect to the hedged amount, a hypothetical one percentage point increase in variable interest rates would have an annual unfavorable impact of approximately $2 on the Company’s earnings before taxes and cash flows, based upon the current variable debt level at September 30, 2010.

During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt for the next two years at 1.9%. These hedging instruments are considered cash flow hedges for accounting purposes. The Company had an unrealized pre-tax loss on these interest rate swap agreements included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $7.8 and a pre-tax gain of $3.4 at September 30, 2010 and 2009, respectively.

Stock Price Exposure
At September 30, 2010, the Company held a share option with a major financial institution to mitigate the impact of changes in certain of the Company’s deferred compensation liabilities, which are tied to the Company’s common stock price. The fair market value of the share option was $2.9 as included in other current liabilities and $2.0 as included in other current assets at September 30, 2010 and 2009, respectively. The change in fair value of the total share option for fiscal 2010 and 2009 resulted in income of $0.6 and expense of $3.0, respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company’s deferred compensation liability, which was cash flow from operations.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Seasonal Factors
The Company's Household Products segment results are impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 32%, 31% and 32% of total Household Products net sales in fiscal 2010, 2009 and 2008, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

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

Accrued environmental costs at September 30, 2010 were $10.2, of which $2.8 is expected to be spent in fiscal 2011. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc, nickel, steel, oil and other commodities used in the Company’s production and distribution have become more volatile. Looking forward, we expect the costs of commodities and raw materials for Household Products and Personal Care to be unfavorable in fiscal 2011 as compared to average costs paid in fiscal 2010 by an estimated amount ranging from $20 to $30 based on current market conditions. We cannot predict with any degree of certainty the impact of future fluctuations in the costs of commodities and raw materials. In addition, we cannot predict what, if any, impact the economic stimulus measures made in response to the recent economic downturn may have on inflationary pressures over time.

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
  Revenue Recognition The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns which are discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

  Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2010 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by approximately $2.8 and our reported operating income by approximately $2.6.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)
  Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, we consider both the CitiGroup and Mercer yield curves in determining the discount rates.

  Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company’s annual earnings prospectively. Based on plan assets at September 30, 2010, a one percentage point decrease or increase in actual asset returns would decrease or increase the Company’s pre-tax pension expense by approximately $8. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase obligations by approximately $91 at September 30, 2010.

  As allowed under GAAP, the Company’s U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.

  Valuation of Long-Lived Assets The Company periodically evaluates its long-lived assets, including goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation. See the discussion on “Acquisitions” included later in this section for further information.

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

  The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly.

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

  Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical available information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.

For example, because the Playtex intangible and goodwill amounts represent values of a relatively more recent acquisition date, such amounts are more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent approximately 77% of total indefinite-lived intangible assets and approximately 63% of total goodwill at September 30, 2010. We utilized a discounted cash flow model to test intangible assets and goodwill for impairment. Key assumptions used in the Playtex impairment analysis included (i) an eight year compound annual growth rate of approximately 3.6% for revenue; (ii) terminal value using a revenue growth rate of 3% and discount rates ranging from 8% to 9%.

Accounting Standards
See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

Forward-Looking Statements
This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation; our expectations as to anticipated pre-tax restructuring charges and future cost savings; the impact of further decline in the battery category; our competitive position and market share presence in both Household Products and Personal Care categories; capital expenditures and other investments during fiscal 2011; advertising and promotional spending; the impact of foreign currency movements (excluding Venezuela); raw material and commodity costs; the impact of contractual purchase obligations; and the possibility of material environmental costs in excess of accruals.

These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:
  the preliminary nature of the estimates related to the restructuring initiatives, and the possibility they may change as management develops and finalizes its plans;

  Energizer’s ability to timely implement the strategic initiatives in a manner that will positively impact our financial condition and results of operation;

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)
  the impact of the strategic initiatives on Energizer’s relationships with its employees, its major customers and vendors;

  our ability to develop new products, improve operations and realize cost savings;

  our ability to continue planned advertising and other promotional spending and the impact thereon of lower than anticipated cash flows, or by alternative investment opportunities;

  our ability to execute its business strategy, achieve profitability, or maintain relationships with existing customers in our competitive businesses;

  our ability to predict consumer consumption trends with respect to the overall battery category although it is likely that they will continue to be significantly negatively impacted by declines in the proliferation or consumption of primary battery-powered devices;

  competitive promotional, pricing or product innovation activity, retailer inventory reductions or product placement decisions, and the loss of significant retailer customers;

  our ability to anticipate the impact of raw material and other commodity costs, and the difficulty in predicting with any accuracy whether raw material, energy and other input costs, or unit volumes, will stabilize, since such costs are impacted by multiple economic, political and other factors outside of the Company’s control, and volumes are impacted by consumption and category trends that are difficult to assess;

  changes in the funding obligations for our pension plan;

  the extent of product liability claims and others claims against us;

  events that may disrupt our manufacturing facilities or supply channels;

  the effect of regulation on our business in the U.S. and abroad;

  the impact of changes in foreign, cultural, political and financial market conditions on our international operations;

  our ability to adequately protect our intellectual property rights;

  our ability to continue to make strategic acquisitions and achieve the desired financial results;

  the impact on our effective tax rate for the year of legislative or regulatory changes by federal, state and local, and foreign taxing authorities, as well as the profitability or losses of Energizer’s various subsidiary operations in both high-tax and low-tax countries;

  our ability to estimate the impact of foreign currency exchange rates and offsetting hedges on Energizer’s profitability for the year with any degree of certainty; and,

  the impact of prolonged recessionary conditions in key global markets where Energizer competes on local currency movements, which could impact current spot rates.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The risk factors set forth in our Annual Report on Form 10-K, in the section entitled “Risk Factors,” could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer’s publicly filed documents.

Summary Selected Historical Financial Information
(In millions, except per share data)

Statements of Earnings Data	FOR THE YEARS ENDED SEPTEMBER 30,
	2010	2009	2008 (a)	2007	2006
Net sales	$4,248.3	$3,999.8	$4,331.0	$3,365.1	$3,076.9
Depreciation and amortization	139.2	130.4	141.3	115.0	117.5
Earnings before income taxes (b)	543.4	445.3	473.2	434.2	356.6
Income taxes	140.4	147.5	143.9	112.8	95.7
Net earnings (c)	$403.0	$297.8	$329.3	$321.4	$260.9
Earnings per share:
Basic	$5.76	$4.77	$5.71	$5.67	$4.26
Diluted	$5.72	$4.72	$5.59	$5.51	$4.14
Average shares outstanding:
Basic	70.0	62.4	57.6	56.7	61.2
Diluted	70.5	63.1	58.9	58.3	63.1

Balance Sheet Data	AT SEPTEMBER 30,
	2010	2009	2008 (a)	2007	2006
Working capital	$1,176.0	$966.3	$665.1	$888.5	$708.2
Property, plant and equipment, net	840.6	863.4	835.5	649.9	659.9
Total assets	6,387.9	6,149.0	5,816.7	3,525.7	3,132.6
Long-term debt	2,022.5	2,288.5	2,589.5	1,372.0	1,625.0

(a)	Playtex Products, Inc. was acquired October 1, 2007, the first day of fiscal 2008.

(b)	Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2010	2009	2008	2007	2006
Venezuela devaluation/other impacts	$(18.3)	$-	$-	$-	$-
Provisions for realignment and related costs	(8.0)	(8.8)	(3.2)	(18.2)	(37.4)
Integration costs	(3.0)	(4.8)	(17.9)	-	-
VERO/reduction in force costs	0.2	(38.6)	-	-	-
Acquisition inventory valuation	-	(3.7)	(27.5)	-	-
PTO adjustment	-	24.1	-	-	-
Foreign pension charge	-	-	-	-	(4.5)
Total	$(29.1)	$(31.8)	$(48.6)	$(18.2)	$(41.9)

(c)	Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2010	2009	2008	2007	2006
Venezuela devaluation/other impacts	$(14.2)	$-	$-	$-	$-
Provisions for realignment and related costs	(5.6)	(5.8)	(2.0)	(12.2)	(24.9)
Integration costs	(1.8)	(3.1)	(11.4)	-	-
VERO/reduction in force costs	0.1	(24.3)	-	-	-
Acquisition inventory valuation	-	(2.3)	(16.5)	-	-
PTO adjustment	-	15.2	-	-	-
Foreign pension charge	-	-	-	-	(3.7)
Tax benefits - special foreign dividend	23.5	-	-	-	-
Adjustments to prior years tax accruals	6.1	(1.5)	(1.1)	7.9	10.9
Tax benefits recognized related to prior years' losses	-	-	-	4.3	5.7
Deferred tax benefit due to statutory rate change	-	-	-	9.7	-
Total	$8.1	$(21.8)	$(31.0)	$9.7	$(12.0)

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

The report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, on their audits of the accompanying financial statements appears herein. This report states that the audits were made in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit and the independent auditors to discuss audit and financial reporting matters. To assure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2010 was effective. The Company’s internal control over financial reporting as of September 30, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

St. Louis, Missouri
November 23, 2010

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2010	2009	2008
Net sales	$4,248.3	$3,999.8	$4,331.0
Cost of products sold	2,229.0	2,141.2	2,293.3
Gross profit	2,019.3	1,858.6	2,037.7
Selling, general and administrative expense	765.7	742.6	794.0
Advertising and promotion expense	461.3	414.5	486.8
Research and development expense	97.1	90.5	91.7
Interest expense	125.4	144.7	181.3
Other financing expense, net	26.4	21.0	10.7
Earnings before income taxes	543.4	445.3	473.2
Income taxes	140.4	147.5	143.9
Net earnings	$403.0	$297.8	$329.3

Earnings Per Share
Basic net earnings per share	$5.76	$4.77	$5.71
Diluted net earnings per share	$5.72	$4.72	$5.59

Statement of Comprehensive Income
Net earnings	$403.0	$297.8	$329.3
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	(43.2)	12.7	3.8
Pension/postretirement activity, net of tax of $(19.8) in 2010,	(47.5)	(78.6)	(46.5)
$(45.9) in 2009 and $(17.8) in 2008
Deferred (loss)/gain on hedging activity, net of tax of $(6.9) in 2010,	(11.7)	3.1	3.8
$0.9 in 2009 and $1.7 in 2008
Comprehensive income	$300.6	$235.0	$290.4

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$629.7	$359.3
Trade receivables, net	824.8	810.0
Inventories	666.3	667.3
Other current assets	308.7	289.2
Total current assets	2,429.5	2,125.8
Property, plant and equipment, net	840.6	863.4
Goodwill	1,316.4	1,326.2
Other intangible assets, net	1,774.2	1,788.6
Other assets	27.2	45.0
Total assets	$6,387.9	$6,149.0

Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$266.0	$101.0
Notes payable	24.9	169.1
Accounts payable	271.0	231.6
Other current liabilities	691.6	657.8
Total current liabilities	1,253.5	1,159.5
Long-term debt	2,022.5	2,288.5
Other liabilities	1,012.3	938.7
Total liabilities	4,288.3	4,386.7
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	-	-
Common stock, $.01 par value, issued 108,008,682 shares at
2010 and 2009	1.1	1.1
Additional paid-in capital	1,569.5	1,555.3
Retained earnings	2,353.9	1,963.2
Common stock in treasury, at cost, 37,652,891 shares at 2010
38,487,309 shares at 2009	(1,667.6)	(1,702.4)
Accumulated other comprehensive loss	(157.3)	(54.9)
Total shareholders' equity	2,099.6	1,762.3
Total liabilities and shareholders' equity	$6,387.9	$6,149.0

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEARS ENDED SEPTEMBER 30,
	2010	2009	2008
Cash Flow from Operations
Net earnings	$403.0	$297.8	$329.3
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	139.2	130.4	141.3
Deferred income taxes	(1.3)	(8.2)	27.0
Other non-cash charges	71.9	68.1	39.2
Other, net	12.8	(9.7)	(25.0)
Operating cash flow before changes in working capital	625.6	478.4	511.8
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
(Increase)/decrease in accounts receivable, net	(26.4)	106.7	(39.4)
(Increase)/decrease in inventories	(2.3)	21.8	29.5
Decrease/(increase) in other current assets	1.4	(8.2)	(2.8)
Increase/(decrease) in accounts payable	41.3	(28.1)	(9.8)
Increase/(decrease) in other current liabilities	12.8	(81.4)	(22.8)
Net cash flow from operations	652.4	489.2	466.5

Cash Flow from Investing Activities
Capital expenditures	(108.7)	(139.7)	(160.0)
Proceeds from sale of assets	0.8	2.5	1.2
Acquisitions, net of cash acquired	-	(275.0)	(1,882.1)
Proceeds from share options	-	-	46.0
Other, net	(5.4)	-	0.4
Net cash used by investing activities	(113.3)	(412.2)	(1,994.5)

Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater
than 90 days	-	-	1,482.8
Cash payments on debt with original maturities greater than 90 days	(101.0)	(306.0)	(269.5)
Net (decrease)/increase in debt with original maturities of 90 days or less	(151.9)	(102.0)	97.4
Proceeds from issuance of common stock	12.6	515.8	12.9
Excess tax benefits from share-based payments	5.8	3.2	16.5
Net cash (used by)/from financing activities	(234.5)	111.0	1,340.1
Effect of exchange rate changes on cash	(34.2)	0.1	(4.1)
Net increase/(decrease) in cash and cash equivalents	270.4	188.1	(192.0)
Cash and cash equivalents, beginning of period	359.3	171.2	363.2
Cash and cash equivalents, end of period	$629.7	$359.3	$171.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES
	2010	2009	2008	2010	2009	2008
Common stock:
Balance at beginning of year	$1.1	$1.0	$1.0	108,009	97,084	97,084
Net proceeds from equity offering	-	0.1	-	-	10,925	-
Ending balance	1.1	1.1	1.0	108,009	108,009	97,084

Additional paid-in capital:
Balance at beginning of year	1,555.3	1,034.9	999.0
Net proceeds from equity offering	-	510.1	-
Activity under stock plans	14.2	10.3	35.9
Ending balance	1,569.5	1,555.3	1,034.9

Retained earnings:
Balance at beginning of year	1,963.2	1,671.8	1,362.7
Net earnings	403.0	297.8	329.3
Activity under stock plans	(12.3)	(6.4)	(20.2)
Ending balance	2,353.9	1,963.2	1,671.8

Common stock in treasury:
Balance at beginning of year	(1,702.4)	(1,719.3)	(1,755.6)	(38,487)	(38,901)	(39,772)
Activity under stock plans	34.8	16.9	36.3	834	414	871
Ending balance	(1,667.6)	(1,702.4)	(1,719.3)	(37,653)	(38,487)	(38,901)

Accumulated other comprehensive (loss)/income:
Cumulative translation adjustment:
Balance at beginning of year	64.0	51.3	47.5
Foreign currency translation adjustment	(43.2)	12.7	3.8
Ending balance	20.8	64.0	51.3

Pension liability:
Balance at beginning of year	(115.2)	(36.6)	9.9
Pension/postretirement activity	(47.5)	(78.6)	(46.5)
Ending balance, net of tax of $(73.7) in 2010,
$(53.9) in 2009 and $(8.0) in 2008	(162.7)	(115.2)	(36.6)

Deferred loss on hedging activity:
Balance at beginning of year	(3.7)	(6.8)	(10.6)
Activity	(11.7)	3.1	3.8
Ending balance, net of tax of $(9.0) in 2010,
$(2.1) in 2009 and $(3.0) in 2008	(15.4)	(3.7)	(6.8)

Total accumulated other comprehensive
(loss)/income	(157.3)	(54.9)	7.9

Total shareholders' equity	$2,099.6	$1,762.3	$996.3

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(1) Basis of Presentation and Use of Estimates
The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50% owned, are accounted for under the equity method.

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

For foreign operations that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and translation adjustments for monetary assets and liabilities are included in earnings. Gains and losses from foreign currency transactions are generally included in earnings.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. For further information regarding the Company’s Venezuela affiliate, see Note 3 of the Notes to Consolidated Financial Statements.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2010.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company also holds a contract with an embedded derivative instrument to mitigate the risk of its deferred compensation liabilities.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These instruments are designated as cash flow hedges for accounting purposes at September 30, 2010.

The Company has interest rate risk with respect to interest expense on variable rate debt. During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012.

See further discussion in Note 13 of the Notes to Consolidated Financial Statements.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Consolidated Statements of Earnings.

Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the shave preparation acquisition in fiscal 2009 and the Playtex acquisition in fiscal 2008, the Company recorded fair value adjustments of $3.7 and $27.5, respectively, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during the fourth quarter of fiscal 2009 as it relates to the shave preparation acquisition, and during the first and second quarters of fiscal 2008, as it relates to the Playtex acquisition, the adjustments were charged to cost of products sold in the respective periods.

Capitalized Software Costs - Capitalized software costs are included in Other Assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $5.8, $5.9 and $5.3 in fiscal 2010, 2009 and 2008, respectively.

Property, Plant and Equipment, net – Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings. Depreciation expense was $119.3, $111.0 and $121.4 in fiscal 2010, 2009 and 2008, respectively.

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

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter, or when indicators of a potential impairment are present. The fair value of each reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately six years, are amortized on a straight-line basis over expected lives of 5 years to 15 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

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

Revenue Recognition - The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneously with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to gauge potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company offers a variety of programs, such as consumer coupons and similar consumer rebate programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. The Company accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Additionally, the Company offers programs directly to consumers to promote the sale of its products. Promotions which reduce the ultimate consumer sale prices are recorded as a reduction of net sales at the time the promotional offer is made, generally using estimated redemption and participation levels. Taxes we collect on behalf of governmental authorities, which are generally included in the price to the customer, are also recorded as a reduction of net sales. The Company continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

Advertising and Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Fair Values of Financial Instruments - Certain financial instruments are required to be recorded at fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates fair value. The fair values of long-term debt and financial instruments are disclosed in Note 13 of the Notes to Consolidated Financial Statements.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On October 1, 2009, the Company adopted new fair value guidance for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets and liabilities subject to this guidance primarily include goodwill and indefinite-lived intangible assets measured at fair value for impairment assessments, long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities measured at fair value in business combinations. The adoption of this new guidance did not affect our financial position, results of operations or cash flows for the periods presented.

On October 1, 2009, the Company adopted an accounting standard that requires additional disclosures about the major categories of plan assets and concentrations of risk for an employer’s plan assets of a defined benefit pension or other postretirement plan, as well as disclosure of fair value levels, similar to the disclosure requirements of the fair value measurements accounting standard. The required disclosures are presented in Note 8 of the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

On January 1, 2010, we adopted the Financial Accounting Standards Board (FASB) issued accounting standard update (ASU) to Fair Value Measurements and Disclosures. This guidance requires new disclosures and clarifies existing disclosure requirements about fair value measurement. Specifically, the Company is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to also describe the reasons for the transfers. See Note 13 of the Notes to Consolidated Financial Statements for further information regarding fair value measures and disclosures.

On January 1, 2010, we adopted the FASB issued ASU on subsequent events. This new guidance amended the previously issued guidance on subsequent events and removes the requirement for public companies to disclose the date through which the entity has evaluated subsequent events.

(3) Venezuela
At December 31, 2009, which is the end of our first fiscal quarter of 2010, the Company determined that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate’s financial statements for the purposes of consolidation based on the facts and circumstances of our business, including the fact that the parallel rate was the then current method used to settle U.S. dollar invoices for newly imported product. As a result, the Company recorded a pre-tax loss, net of the impact of certain settlements, as a result of devaluing its U.S. dollar based intercompany payable of approximately $20 in fiscal 2010, which was included in other financing on the Consolidated Statements of Earnings. The pre-tax loss reflects the higher local currency expected to be required to settle this U.S. dollar based obligation due to the use of the parallel rate, which was substantially unfavorable to the then official exchange rate. This U.S. dollar intercompany payable is an obligation of our Venezuela affiliate to other Energizer affiliates for costs associated with the importing of goods for resale in Venezuela.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2010, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting was approximately $22.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate for imported goods considered non-essential moved to an exchange rate of 4.30 to 1 U.S. dollar, which was twice the previous official rate prior to the devaluation. As noted above, the Company determined, prior to this official devaluation, that the parallel rate was the appropriate rate to use for the translation of our Venezuela affiliate’s financial statements, so this action did not result in any further devaluation charges.

In May 2010, the Venezuela government introduced additional exchange controls over securities transactions in the parallel market. It established the Central Bank of Venezuela as the only legal intermediary through which parallel market transactions can be executed and established government control over the parallel exchange rate, which was set at approximately 5.30 to 1 U.S. dollar at September 30, 2010. At the same time, it significantly reduced the notional amount of transactions that run through this Central Bank controlled, parallel market mechanism. This has eliminated our ability to access the historical parallel market to pay for imported goods and to most effectively manage our local monetary asset balances.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Since foreign exchange is no longer available in the historical parallel market, the Company is now using the Central Bank of Venezuela controlled parallel market rate of 5.30, as the translation rate for our Venezuela affiliate’s financial statements for the purposes of consolidation. This includes the translation of monthly operating results (beginning in June 2010) and the valuation of our net monetary assets under highly inflationary accounting. Since this rate is somewhat favorable to the historical parallel rate, which was previously adopted as the appropriate rate for translation purposes on December 31, 2009 as noted above, we have recorded a gain, included in other financing, of approximately $2, pre-tax, to reflect the improved translation rate for the carrying value of our Venezuela affiliate’s net monetary assets under highly inflationary accounting. However, due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency monetary assets to U.S. dollars in the future. As a result, further charges reflecting a less favorable exchange rate outcome are possible.

(4) Goodwill and Intangible Assets
Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of our business planning cycle, we performed our annual impairment test in the fourth quarter of fiscal 2010, 2009 and 2008. Impairment testing was performed for each of the Company’s reporting units: Household Products, Wet Shave and Playtex. No impairments were identified and no adjustments were deemed necessary in fiscal 2010, 2009 and 2008. However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge.

For example, because the Playtex intangible and goodwill amounts represent values of a relatively more recent acquisition date, such amounts are more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent approximately 77% of total indefinite-lived intangible assets and approximately 63% of total goodwill at September 30, 2010. We utilized a discounted cash flow model to test intangible assets and goodwill for impairment. Key assumptions used in the Playtex impairment analysis included (i) an eight year compound annual growth rate of approximately 3.6% for revenue; (ii) terminal value using a revenue growth rate of 3% and discount rates ranging from 8% to 9%.

The following table represents the carrying amount of goodwill by segment at September 30, 2010:

	Household	Personal
	Products	Care	Total
Balance at October 1, 2009	$37.1	$1,289.1	$1,326.2
Cumulative translation adjustment	0.1	(9.9)	(9.8)
Balance at September 30, 2010	$37.2	$1,279.2	$1,316.4

The Company had indefinite-lived trademarks and tradenames of $1,704.4 at September 30, 2010 and $1,709.2 at September 30, 2009. Changes in indefinite-lived trademarks and tradenames are due primarily to changes in foreign currency translation.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Total amortizable intangible assets at September 30, 2010 are as follows:

	Gross	Accumulated
	Carrying Amount	Amortization	Net
Tradenames / Brands	$11.5	$(8.7)	$2.8
Technology and patents	52.7	(30.3)	22.4
Customer-related / Other	69.5	(24.9)	44.6
Total amortizable intangible assets	$133.7	$(63.9)	$69.8

Amortizable intangible assets, with a weighted average remaining life of approximately six years, are amortized on a straight-line basis over expected lives of 5 years to 15 years.

Amortization expense for intangible assets totaled $14.1 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2011, 2012, 2013, and 2014, is approximately $14.1, 13.9, 11.8, and 8.9, respectively, $6.6 for the years ending September 30, 2015 and 2016 and 7.9 thereafter.

(5) Income Taxes
The provisions for income taxes consisted of the following for the years ended September 30:

	2010	2009	2008
Currently payable:
United States - Federal	$67.0	$91.7	$47.7
State	8.4	8.6	5.0
Foreign	66.3	55.4	64.2
Total current	141.7	155.7	116.9
Deferred:
United States - Federal	(7.8)	(12.5)	29.0
State	(0.3)	(0.5)	1.1
Foreign	6.8	4.8	(3.1)
Total deferred	(1.3)	(8.2)	27.0
Provision for income taxes	$140.4	$147.5	$143.9

The source of pre-tax earnings was:

	2010	2009	2008
United States	$225.5	$197.3	$197.9
Foreign	317.9	248.0	275.3
Pre-tax earnings	$543.4	$445.3	$473.2

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2010		2009		2008
Computed tax at federal statutory rate	$190.2	35.0%	$155.9	35.0%	$165.6	35.0%
State income taxes, net of federal tax benefit	5.3	1.0	5.1	1.1	2.6	0.6
Foreign tax less than the federal rate	(38.9)	(7.2)	(28.9)	(6.5)	(33.1)	(7.0)
Tax benefits - special foreign dividend	(23.5)	(4.3)	-	-	-	-
Adjustments to prior years' tax accruals	(6.1)	(1.1)	1.5	1.0	1.1	0.2
Other taxes including repatriation of foreign earnings	11.0	2.0	10.4	1.7	1.5	0.3
Nontaxable share option	(0.2)	(0.1)	1.1	0.2	5.7	1.2
Other, net	2.6	0.5	2.4	0.6	0.5	0.1
Total	$140.4	25.8%	$147.5	33.1%	$143.9	30.4%

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns and settlement of tax audits and other tax adjustments in a number of jurisdictions. Such adjustments decreased the income tax provision by $6.1 in fiscal 2010 and increased the income tax provision by $1.5 and $1.1 in fiscal 2009 and 2008, respectively.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2010	2009
Deferred tax liabilities:
Depreciation and property differences	$(103.9)	$(101.8)
Intangible assets	(534.3)	(532.4)
Other tax liabilities	(6.1)	(4.7)
Gross deferred tax liabilities	(644.3)	(638.9)

Deferred tax assets:
Accrued liabilities	120.7	101.0
Deferred and stock-related compensation	78.4	82.0
Tax loss carryforwards and tax credits	23.5	14.6
Intangible assets	21.9	31.2
Postretirement benefits other than pensions	11.0	6.4
Pension plans	79.4	63.2
Inventory differences	23.8	25.8
Other tax assets	7.6	7.2
Gross deferred tax assets	366.3	331.4

Valuation allowance	(11.0)	(10.3)
Net deferred tax liabilities	$(289.0)	$(317.8)

There were no material tax loss carryforwards that expired in fiscal 2010. Future expirations of tax loss carryforwards and tax credits, if not utilized, are as follows for each fiscal year: 2011, $0.2; 2012, $0.5; 2013, $1.9; 2014, $2.1; and thereafter or no expiration, $18.8. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

At September 30, 2010, approximately $960 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Unrecognized tax benefits activity for the years ended September 30, 2010 and 2009 are summarized below:

	2010	2009
Unrecognized tax benefits, beginning of year	$46.9	$47.0
Additions based on current year tax positions	5.0	3.3
Reductions for prior year tax positions	(1.4)	(1.6)
Settlements with taxing authorities/statute expirations	(1.8)	(1.8)
Unrecognized tax benefits, end of year	$48.7	$46.9

Included in the unrecognized tax benefits noted above are $44.5 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payment is not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The Company accrued approximately $7.0 of interest and $0.7 of penalties at September 30, 2010 and $6.7 of interest and $0.7 of penalties at September 30, 2009. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company’s tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 40 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2003 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2002. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEARS ENDED SEPTEMBER 30,
	2010	2009	2008
Numerator:
Net earnings for basic and dilutive earnings per share	$403.0	$297.8	$329.3

Denominator:
Weighted-average shares - basic	70.0	62.4	57.6
Effect of dilutive securities:
Stock options	0.2	0.4	0.7
Restricted stock equivalents	0.3	0.3	0.6
Total dilutive securities	0.5	0.7	1.3

Weighted-average shares - diluted	70.5	63.1	58.9

Basic net earnings per share	$5.76	$4.77	$5.71

Diluted net earnings per share	$5.72	$4.72	$5.59

At September 30, 2010, approximately 1.2 million of the Company’s outstanding restricted stock equivalents and stock options were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing EPS), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.8 million and 0.4 million anti-dilutive securities at September 30, 2009 and 2008, respectively, which were not included in the diluted net earnings per share calculations for the reason noted above.

(7) Share-Based Payments
The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders. New awards granted after January 2009 are issued under the latest plan. Under the latest plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. A maximum of 4.0 million shares of ENR stock was approved to be issued under the latest plan. For purposes of determining the number of shares available for future issuance under the latest plan, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2010 and 2009, there were 2.0 million and 3.4 million shares, respectively, available for future awards under the January 2009 plan. At September 30, 2008, there were 2.8 million shares available for future awards under the original plan adopted in March 2001. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company permits deferrals of bonus and for directors, retainers and fees, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional match vests immediately for directors and three years from the date of initial crediting for employees. Effective January 1, 2011, the 33 1/3% match for directors was eliminated for future deferrals. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $28.2, $15.3 and $26.4 for the years ended September 30, 2010, 2009 and 2008, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings for share-based compensation arrangements was $9.4, $5.6 and $9.6 for the years ended September 30, 2010, 2009 and 2008, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

Options
In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and employees of the Company. The options vest on the third anniversary of the date of the grant, but may accelerate and become exercisable before that date upon the recipient’s death or disability or upon a change in control. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient’s termination of employment.

As of September 30, 2010, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $20.1 and $19.6, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2010, 2009 and 2008 was $21.1, $9.3 and $36.7, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the years ended September 30, 2009 and 2008. The weighted-average fair value of options granted in fiscal 2010 was $27.00 per option. This was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

2010
Risk-free interest rate	3.98%
Expected life of option	5.5 years
Expected volatility of ENR stock	37.04%
Expected dividend yield on ENR stock	-

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

As of September 30, 2010, unrecognized compensation costs related to stock options granted was $4.5. For outstanding nonqualified stock options, the weighted-average remaining contractual life is 4.7 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

		Weighted-Average
	Shares	Exercise Price
Outstanding on October 1, 2009	1.32	$33.06
Issued	0.27	65.63
Cancelled	(0.03)	41.94
Exercised	(0.56)	22.85
Outstanding on September 30, 2010	1.00	$47.12
Exercisable on September 30, 2010	0.74	$40.85

Restricted Stock Equivalents (RSE)
In October 2006, the Board of Directors approved two grants of RSE. First, a grant to certain employees included 112,350 shares that vest ratably over four years. The second grant for 303,000 shares was awarded to senior executives and consists of two pieces: 1) 25% of the total restricted stock equivalents granted vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In October 2007, the Company granted RSE awards to certain employees which included approximately 219,800 shares that vest ratably over four years and 11,000 that vested ratably over two years. At the same time, the Company granted RSE awards to senior executives totaling approximately 267,000 shares which vest as follows: 1) 25% of the total restricted stock equivalents granted vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In October 2008, the Company granted RSE awards to certain employees which included approximately 265,200 shares that vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted RSE awards to senior executives totaling approximately 374,600 which vest as follows: 1) 25% of the total restricted stock equivalents granted vest on the third anniversary of the date of grant or upon death, disability or change of control; 2) the remainder vests on the date that the Company publicly releases its earnings for its 2011 fiscal year contingent upon the Company’s compound annual growth rate for reported earnings per share (EPS CAGR) for the three year period ending on September 30, 2011. If an EPS CAGR of 15% is achieved, the remaining 75% of the grant vests, with smaller percentages of the remaining 75% vesting if the Company achieves an EPS CAGR between 8% and 15%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

In February 2009, the Company granted RSE awards to senior executives totaling approximately 296,000 shares. These awards were granted in lieu of (i) each executive’s continued participation in the 2009 annual cash bonus program, (ii) his or her right to receive accruals under the Company’s Supplemental Executive Retirement Plan (an excess pension plan) for calendar year 2009, and (iii) his or her right to receive Company matching accruals under the Company’s Executive Savings Investment Plan (an excess 401(k) plan) for the 2009 calendar year. Vesting of the equivalents occurred on November 16, 2009, and the number of shares vested, which was 142,466, was determined based on achievement of individual and Company performance targets for the period from October 1, 2008 through September 30, 2009. The total award which vested was amortized over the vesting period.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

In October 2009, the Company granted RSE awards to certain employees which included approximately 266,300 shares that vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives. One grant includes approximately 145,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 339,700 performance shares which vests on the date that the Company publicly releases its earnings for its 2012 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2012. Under the terms of the performance award, 100% of the grant vests if a three year EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves a three year EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is amortized over the vesting period.

The Company records estimated expense for the performance based grants based on the cumulative program-to-date CAGR for each respective program unless evidence exists that a different ultimate CAGR is likely to occur.

The following table summarizes RSE activity during the current year (shares in millions):

		Weighted-Average
		Grant Date Fair
	Shares	Value
Nonvested RSE at October 1, 2009	1.83	$75.95
Granted	0.76	65.60
Vested	(0.41)	69.24
Cancelled	(0.40)	67.27
Nonvested RSE at September 30, 2010	1.78	$75.04

As of September 30, 2010, there was an estimated $37.1 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.4 years. The amount recognized will vary as vesting for a portion of the awards depends on the achievement of the established CAGR targets. The weighted-average fair value for RSE granted in fiscal 2010, 2009 and 2008 was $65.6, $63.2 and $116.1, respectively. The fair value of RSE vested in fiscal 2010, 2009 and 2008 was $25.8, $18.0 and $10.4, respectively.

In October 2010, which is fiscal 2011, the Company granted RSE awards to certain employees which included approximately 313,300 shares that vest ratably in most cases over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 86,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 202,300 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

In November 2010, which is fiscal 2011, the Company granted two RSE awards to executive officers. One grant includes approximately 47,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 111,700 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2010	2009	2010	2009
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$936.3	$800.0	$43.6	$37.7
Service cost	32.7	31.7	0.5	0.4
Interest cost	50.2	52.4	2.5	2.6
Plan participants' contributions	1.2	1.1	-	-
Actuarial loss/(gain)	81.2	133.5	(0.1)	4.1
Benefits paid	(57.3)	(37.5)	(1.2)	(1.2)
Plan amendments	-	(46.8)	(1.2)	-
Foreign currency exchange rate changes	2.6	1.9	0.3	-
Projected Benefit Obligation at end of year	$1,046.9	$936.3	$44.4	$43.6
Change in Plan Assets
Fair value of plan assets at beginning of year	$699.4	$696.0	$2.2	$1.7
Actual return on plan assets	81.5	26.4	-	-
Company contributions	23.2	16.0	0.9	1.8
Plan participants' contributions	1.2	1.1	5.4	5.6
Benefits paid	(57.3)	(37.5)	(7.5)	(6.9)
Foreign currency exchange rate changes	4.8	(2.6)	-	-
Fair value of plan assets at end of year	$752.8	$699.4	$1.0	$2.2
Funded status at end of year	$(294.1)	$(236.9)	$(43.4)	$(41.4)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

	September 30,
	Pension		Postretirement
	2010	2009	2010	2009
Amounts Recognized in the Consolidated
Balance Sheets
Noncurrent assets	$-	$4.8	$-	$-
Current liabilities	(6.4)	(6.6)	(2.1)	(1.0)
Noncurrent liabilities	(287.7)	(235.1)	(41.3)	(40.4)
Net amount recognized	$(294.1)	$(236.9)	$(43.4)	$(41.4)
Amounts Recognized in Accumulated Other
Comprehensive Loss
Net loss/(gain)	$325.4	$267.2	$(19.1)	$(21.0)
Prior service credit	(47.8)	(53.9)	(23.0)	(24.2)
Transition obligation	0.9	1.0	-	-
Net amount recognized, pre-tax	$278.5	$214.3	$(42.1)	$(45.2)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Changes recognized in other comprehensive income for the year ended September 30, 2010 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations
recognized in other comprehensive loss
New prior service credit	$-	$(1.2)
Net loss arising during the year	62.4	0.4
Effect of exchange rates	3.4	(0.1)

Amounts recognized as a component of net
periodic benefit cost
Amortization, settlement or curtailment recognition of
net transition obligation	(0.2)	-
Amortization or curtailment recognition of prior service
credit	6.1	2.5
Amortization or settlement recognition of net
(loss)/gain	(7.5)	1.5
Total recognized in other comprehensive income	$64.2	$3.1

The Company expects to contribute $21.6 to its pension plans and $2.5 to its postretirement plans in fiscal 2011.

The Company’s expected future benefit payments are as follows:

For The Years Ending September 30,
	Pension	Postretirement
2011	$52.8	$3.2
2012	52.2	3.1
2013	56.4	3.0
2014	59.5	2.9
2015	66.3	2.8
2016 to 2020	381.2	12.8

The accumulated benefit obligation for defined benefit pension plans was $986.7 and $895.7 at September 30, 2010 and 2009, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,
	2010	2009
Projected benefit obligation	$932.6	$833.9
Accumulated benefit obligation	891.7	807.8
Fair value of plan assets	641.3	596.8

Pension plan assets in the U.S. plan represent 77% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 60%, (b) debt securities, U.S. bonds: 36% and (c) other: 4%. The U.S. plan held no shares of ENR stock at September 30, 2010. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table presents pension and postretirement expense:

	For The Years Ended September 30,
	Pension			Postretirement
	2010	2009	2008	2010	2009	2008
Service cost	$32.7	$31.7	$33.9	$0.5	$0.4	$0.4
Interest cost	50.2	52.4	50.6	2.5	2.6	2.5
Expected return on plan assets	(62.1)	(60.7)	(63.3)	(0.1)	-	(0.1)
Amortization of unrecognized prior service cost	(6.1)	(2.9)	(0.6)	(2.7)	(2.5)	(2.1)
Amortization of unrecognized transition asset	0.2	0.4	0.5	-	-	-
Recognized net actuarial loss/(gain)	7.7	2.9	3.8	(1.5)	(1.6)	(2.1)
Settlement loss recognized	-	3.2	-	-	-	-
Net periodic benefit cost	$22.6	$27.0	$24.9	$(1.3)	$(1.1)	$(1.4)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2011, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$(14.9)	$1.3
Prior service credit	5.6	2.6
Initial net obligation	(0.2)	-

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2010	2009	2010	2009
Plan obligations:
Discount rate	4.8%	5.6%	5.1%	5.9%
Compensation increase rate	3.4%	3.8%	N/A	3.5%
Net periodic benefit cost:
Discount rate	5.6%	7.0%	5.9%	7.5%
Expected long-term rate of return on plan	8.0%	8.0%	3.5%	3.7%
Compensation increase rate	3.8%	4.2%	N/A	3.9%

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.6%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 4.9%.

The following table sets forth the fair value of the Company’s pension assets as of September 30, 2010 segregated by level within the fair value hierarchy. Refer to Note 13 of the Notes to Consolidated Financial Statements for further discussion on the fair value hierarchy and fair value principles.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

	Pension Benefits
ASSETS AT FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$186.3	$94.5	$280.8
International Equity	35.8	134.3	170.1
DEBT
U.S. Gov't	196.2	-	196.2
Other Gov't	23.4	24.8	48.2
Corporate	6.2	24.0	30.2
CASH & CASH EQUIVALENTS	6.8	7.3	14.1
OTHER	4.3	8.9	13.2
TOTAL	$459.0	$293.8	$752.8

The $1.0 of postretirement assets were classified as Level 1 at September 30, 2010.

There were no Level 3 pension and other postretirement plan assets at September 30, 2010.

Our investment objective for defined benefit retirement plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as a fixed income allocation. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income positions help dampen the volatility of the overall portfolio. Risk exposure is controlled by rebalancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

Effective January 1, 2010, the pension benefit earned to date by active participants under the U.S. pension plan was frozen and future retirement benefits accrue to active participants using a new retirement accumulation formula. Under this new formula, active participants earn a retirement benefit equal to 6% per annum of their pensionable earnings during a calendar year. In addition, an interest credit is applied to the benefits earned under this revised formula at a rate equal to a 30 year U.S. Treasury note. Finally, active participants that met certain age and service criteria as of December 31, 2009, receive a transitional benefit in addition to the pension credit of 6% per annum. This transitional benefit provides an additional pension credit of 2% to 4% per annum of pensionable earnings plus the applicable interest credit, through 2014.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the Acts) were signed into law in the United States. This legislation extends health care coverage to many uninsured individuals and expands coverage to those already insured. We have evaluated the effect of the Acts on our U.S. retiree medical obligation. Under the structure of our U.S. plan, the Company has limited its financial commitment for the benefits provided under the plan; all costs in excess of the Company's commitment are allocated to the retirees. Any increased costs from the Acts will also be allocated to the retirees and will not change the Company's financial commitment. As such, we have not added any additional obligation related to the Acts to the Company's postretirement benefit obligation.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(9) Defined Contribution Plan
The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees. The Company matches 50% of participant’s before-tax contributions up to 6% of eligible compensation. In addition, participants can make after-tax contributions into the plan. The participant’s after-tax contribution of 1% of eligible compensation was matched with a 325% Company contribution to the participant’s pension plan account. Effective January 1, 2010, the Company no longer matched the 1% after tax contribution with a 325% Company contribution to the participant’s pension plan account. Amounts charged to expense during fiscal 2010, 2009, and 2008 were $8.0, $8.1, and $8.5, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings.

(10) Debt
Notes payable at September 30, 2010 and 2009 consisted of notes payable to financial institutions with original maturities of less than one year of $24.9 and $169.1, respectively, and had a weighted-average interest rate of 5.7% and 3.5%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2010	2009
Private Placement, fixed interest rates ranging from 3.9% to 6.6%, due 2011 to 2017	$1,835.0	$1,930.0
Term Loan, variable interest at LIBOR + 63 basis points, or 0.9%, due 2012	453.5	459.5
Total long-term debt, including current maturities	2,288.5	2,389.5
Less current portion	266.0	101.0
Total long-term debt	$2,022.5	$2,288.5

The Company’s total borrowings were $2,313.4 at September 30, 2010, including $478.4 tied to variable interest rates, of which $300 is hedged via the interest rate swap noted below. The Company maintains total debt facilities of $2,588.4, exclusive of available borrowings under the receivables securitization program, of which $259.7 remained available as of September 30, 2010.

During the second quarter of fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012 at an interest rate of 1.9%.

In May 2011, the Company’s $275 U.S. revolving credit facility will mature. At September 30, 2010, there were no outstanding borrowings under this facility. It is our intent to renew this facility in advance of the May maturity date. However, we can provide no assurances that this facility will be renewed, or if renewed, that the terms will be as favorable as those contained in the existing facility.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.70 to 1, and the ratio of its EBIT to total interest expense was 5.72 to 1, as of September 30, 2010. The Company anticipates that it will remain in compliance with its debt covenants for the foreseeable future. The negative impact on EBITDA resulting primarily from the Venezuela devaluation of $18.3, pre-tax, is included in the trailing twelve month EBITDA calculation at September 30, 2010, and negatively impacted the ratio of indebtedness to EBITDA at September 30, 2010. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, the EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

On May 3, 2010, the Company amended and renewed its existing receivables securitization program, under which the Company routinely sells a pool of U.S. accounts receivable through a financing arrangement between Energizer Receivables Funding Corporation, which is a bankruptcy-remote special purpose entity subsidiary of the Company, and outside parties (the Conduits). Under the current structure, funds received from the Conduit are treated as borrowings rather than proceeds of accounts receivables sold for accounting purposes. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company’s debt compliance covenants. The program renews annually in May. We can provide no assurance that the facility will be renewed on an annual basis, or if renewed, it may be done so on less favorable terms. At September 30, 2010, there were no borrowings outstanding under this facility.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies. The Company has staggered long-term borrowing maturities through 2017 to reduce refinancing risk in any single year and to optimize the use of cash flow for repayment.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2010 are as follows for the fiscal years’ noted: $266.0 in 2011, $231.0 in 2012, $701.5 in 2013, $190.0 in 2014, $230.0 in 2015 and $670.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(11) Preferred Stock
The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2010, there were no shares of preferred stock outstanding.

(12) Shareholders’ Equity
At September 30, 2010, there were 300 million shares of ENR stock authorized, of which approximately 2.0 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 1.0 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares and 8 million shares remain under such authorization as of September 30, 2010. There were no shares repurchased during fiscal year 2010 other than a small number of shares related to the net settlement of certain stock awards for tax withholding purposes.

(13) Financial Instruments and Risk Management
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

Concentration of Credit Risk The counterparties to derivative contracts consist of a number of major financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. The Company has implemented policies that limit the amount of agreements it enters into with any one party. While nonperformance by these counterparties exposes the Company to potential credit losses, such losses are not anticipated.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $128.6 at September 30, 2010. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2010 and 2009 as well as the Company’s objectives and strategies for holding these derivative instruments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax gain of $1.0 and $6.1 at September 30, 2010 and 2009, respectively. Over the next twelve months, approximately $0.3 of the loss included in Accumulated other comprehensive loss will be recognized in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 14 open contracts at September 30, 2010.

Foreign Currency Risk A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the euro, the yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2010 and 2009, respectively, the Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $16.8 and $15.3 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2010 levels, over the next twelve months, approximately $13.3 of the pre-tax loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2013. There were 59 open contracts at September 30, 2010.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2010, the Company had $478.4 of variable rate debt outstanding. During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012. At September 30, 2010 and 2009, respectively, the Company had an unrealized pre-tax loss on these interest rate swap agreements of $7.8 and a pre-tax gain of $3.4 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to commodity, foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective for accounting purposes in offsetting the associated risk.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major financial institution to mitigate the impact of changes in certain of the Company’s deferred compensation liabilities, which are tied to the Company’s common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company’s deferred compensation liability, which was cash flow from operations.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any losses on these contracts would be offset by exchange gains on the underlying exposures; thus, they are not subject to significant market risk.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table provides fair values as of September 30, 2010 and 2009, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2010 and 2009, respectively.

		For Twelve Months Ended
	At September 30, 2010	September 30, 2010
			Gain/(Loss)
		Gain/(Loss)	Reclassified From
Derivatives designated as	Fair Value	Recognized	OCI into Income
Cash Flow Hedging Relationships	Asset (Liability) (1) (2)	in OCI (3)	(Effective Portion) (4) (5)
Foreign currency contracts	$(16.8)	$(12.3)	$(10.8)
Commodity contracts (6)	1.0	1.4	7.3
Interest rate contracts	(7.8)	(11.2)	-
Total	$(23.6)	$(22.1)	$(3.5)

		For Twelve Months Ended
	At September 30, 2009	September 30, 2009
			Gain/(Loss)
		Gain/(Loss)	Reclassified From
Derivatives designated as	Fair Value	Recognized	OCI into Income
Cash Flow Hedging Relationships	Asset (Liability) (1) (2)	in OCI (3)	(Effective Portion) (4) (5)
Foreign currency contracts	$(15.3)	$(16.8)	$(1.5)
Commodity contracts	6.1	2.1	(20.6)
Interest rate contracts	3.4	3.4	-
Total	$(5.8)	$(11.3)	$(22.1)

(1)	All derivative assets are presented in other current assets or other assets.
(2)	All derivative liabilities are presented in other current liabilities or other liabilities.
(3)	OCI is defined as other comprehensive income.
(4)	Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing, commodity contracts in Cost of products sold.
(5)	Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion recognized in income was insignificant to the twelve months ended September 30, 2010.
(6)	At September 30, 2010, $0.8 of losses associated with the Company's commodity contracts were capitalized to AOCI. The loss will be reclassified from AOCI into income as a result of inventory being sold.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table provides fair values as of September 30, 2010 and 2009, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2010 and 2009, respectively.

		For Twelve Months Ended
	At September 30, 2010	September 30, 2010
Derivatives not designated as	Fair Value	Gain/(Loss)	Income Statement
Cash Flow Hedging Relationships	Asset (Liability)	Recognized in Income	Classification
Share option	$(2.9)	$0.6	SG&A
Foreign currency contracts	2.8	(5.4)	Other financing
Total	$(0.1)	$(4.8)

		For Twelve Months Ended
	At September 30, 2009	September 30, 2009
Derivatives not designated as	Fair Value	Gain/(Loss)	Income Statement
Cash Flow Hedging Relationships	Asset (Liability)	Recognized in Income	Classification
Share option	$2.0	$(3.0)	SG&A
Foreign currency contracts	(1.0)	(1.5)	Other financing
Total	$1.0	$(4.5)

Fair Value Hierarchy Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company’s financial assets and liabilities, which are carried at fair value, as of September 30, 2010 and September 30, 2009 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2
	September 30,
	2010	2009
Assets/(Liabilities) at fair value:
Deferred Compensation	$(136.4)	$(134.5)
Derivatives - Foreign Exchange	(14.0)	(16.3)
Derivatives - Commodity	1.0	6.1
Derivatives - Interest Rate Swap	(7.8)	3.4
Share Option	(2.9)	2.0
Total Assets/(Liabilities) at fair value	$(160.1)	$(139.3)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

At September 30, 2010 and 2009 the Company had no level 1 or level 3 financial assets or liabilities.

See Note 7 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

At September 30, 2010 and 2009, the fair market value of fixed rate long-term debt was $2,077.5 and $1,926.2, respectively, compared to its carrying value of $1,835.0 and $1,930.0, respectively. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate fair value.

At September 30, 2010, the fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities.

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

Accrued environmental costs at September 30, 2010 were $10.2, of which $2.8 is expected to be spent in fiscal 2011. This accrual is not measured on a discounted basis. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Certain of the Company’s products are subject to regulation by the United States Food and Drug Administration (FDA), including tampons and sun care products.

Legal Proceedings – The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Energizer business. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company’s financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(15) Other Commitments and Contingencies
Total rental expense less sublease rental income for all operating leases was $30.5, $32.2 and $28.8 in fiscal 2010, 2009 and 2008, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2010, were $22.9 in fiscal 2011, $17.0 in fiscal 2012, $13.6 in fiscal 2013, $11.0 in fiscal 2014, $9.5 in fiscal 2015 and $34.9 thereafter. These leases are primarily for office facilities.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(16) Supplemental Financial Statement Information
The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2010	2009
Inventories
Raw materials and supplies	$79.5	$79.2
Work in process	133.3	119.6
Finished products	453.5	468.5
Total inventories	$666.3	$667.3
Other Current Assets
Miscellaneous receivables	$50.2	$54.3
Deferred income tax benefits	160.4	133.0
Prepaid expenses	78.3	80.9
Other	19.8	21.0
Total other current assets	$308.7	$289.2
Property, plant and equipment
Land	$37.3	$37.7
Buildings	283.6	267.4
Machinery and equipment	1,644.2	1,512.0
Construction in progress	64.6	157.7
Total gross property	2,029.7	1,974.8
Accumulated depreciation	(1,189.1)	(1,111.4)
Total property, plant and equipment, net	$840.6	$863.4
Other Current Liabilities
Accrued advertising, promotion and allowances	$331.3	$281.2
Accrued salaries, vacations and incentive compensation	101.5	92.3
Returns reserve	51.5	46.6
Other	207.3	237.7
Total other current liabilities	$691.6	$657.8
Other Liabilities
Pensions and other retirement benefits	$333.7	$280.0
Deferred compensation	153.5	141.3
Deferred income tax liabilities	449.4	450.8
Other noncurrent liabilities	75.7	66.6
Total other liabilities	$1,012.3	$938.7

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Allowance for Doubtful Accounts	2010	2009	2008
Balance at beginning of year	$11.3	$11.2	$9.8
Impact of Playtex acquisition	-	-	4.0
Provision charged to expense, net of reversals	4.6	5.9	(0.2)
Write-offs, less recoveries, translation, other	(2.7)	(5.8)	(2.4)
Balance at end of year	$13.2	$11.3	$11.2

Income Tax Valuation Allowance	2010	2009	2008
Balance at beginning of year	$10.3	$9.1	$4.9
Impact of Playtex acquisition	-	-	5.0
Provision charged to expense	2.7	1.2	0.1
Reversal of provision charged to expense	(1.3)	-	(0.4)
Write-offs, translation, other	(0.7)	-	(0.5)
Balance at end of year	$11.0	$10.3	$9.1

Supplemental Disclosure of Cash Flow Information	2010	2009	2008
Interest paid	$122.1	$150.4	$143.6
Income taxes paid	131.5	167.3	90.6

(17) Segment Information
Operations for the Company are managed via two segments - Household Products (Battery and Lighting Products) and Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

For the twelve months ended September 30, 2010, the Company recorded a pre-tax loss of $18.3, due primarily to the recent devaluation of our Venezuela affiliate’s U.S. dollar based intercompany payable. This impact, which is included in Other financing expense, net on the Consolidated Statements of Earnings, is shown collectively as a separate line item on the table below and is not considered in evaluating segment performance. However, normal operating results in Venezuela, such as sales, gross margin and spending have been impacted by translating at less favorable exchange rates and unfavorable local economic conditions. These operating results remain as part of the reported segment totals.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the Edge/Skintimate acquisition in fiscal 2009, which was $3.7, and the Playtex acquisition in fiscal 2008, which was $27.5, as well as the related acquisition integration costs in all periods presented are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisitions. Such presentation reflects management’s view on how it evaluates segment performance.

In the fourth quarter of fiscal 2009, the Company implemented a voluntary employee retirement option (VERO) for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a RIF program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A. This program, which was primarily in the Household Products business is presented as a separate line below segment profit.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Also in fiscal 2009, we recorded a favorable adjustment of $24.1 resulting from a change in the policy under which colleagues earn and vest in the Company’s paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more “market” policy for PTO. The revised policy has an “earn as you go” approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit. This favorable adjustment is not reflected in the Household Products or Personal Care segments, but rather presented as a separate line item below segment profit as it is not considered operational in nature.

The presentation for inventory write-up, acquisition integration costs, VERO/RIF costs and favorable PTO adjustment reflects management’s view on how it evaluates segment performance.

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

Wal-Mart Stores, Inc. and its subsidiaries accounted for 20.1%, 21.4% and 20.8% of total net sales in fiscal 2010, 2009 and 2008, respectively, primarily in North America. Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Net Sales	2010	2009	2008
Household Products	$2,199.7	$2,109.5	$2,474.3
Personal Care	2,048.6	1,890.3	1,856.7
Total net sales	$4,248.3	$3,999.8	$4,331.0

	2010	2009	2008
Operating Profit
Household Products	$451.1	$398.6	$489.1
Personal Care	366.6	341.1	322.5
Total operating profit	817.7	739.7	811.6
General corporate and other expenses	(108.9)	(97.4)	(104.9)
Venezuela devaluation/other impacts	(18.3)	-	-
VERO/RIF	-	(38.6)	-
PTO policy change	-	24.1	-
Acquisition inventory valuation	-	(3.7)	(27.5)
Amortization	(13.6)	(13.1)	(14.0)
Interest and other financing items	(133.5)	(165.7)	(192.0)
Total earnings before income taxes	$543.4	$445.3	$473.2

Depreciation and Amortization
Household Products	$65.8	$65.6	$67.0
Personal Care	57.9	50.9	59.4
Total segment depreciation and amortization	123.7	116.5	126.4
Corporate	15.5	13.9	14.9
Total depreciation and amortization	$139.2	$130.4	$141.3

Total Assets
Household Products	$1,299.1	$1,370.6
Personal Care	1,156.6	1,125.7
Total segment assets	2,455.7	2,496.3
Corporate	841.6	537.9
Goodwill and other intangible assets, net	3,090.6	3,114.8
Total assets	$6,387.9	$6,149.0

Capital Expenditures
Household Products	$38.2	$56.9	$79.3
Personal Care	69.2	80.8	78.9
Total segment capital expenditures	107.4	137.7	158.2
Corporate	1.3	2.0	1.8
Total capital expenditures	$108.7	$139.7	$160.0

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis:

	2010	2009	2008
Net Sales to Customers
United States	$2,196.8	$2,100.1	$2,207.8
International	2,051.5	1,899.7	2,123.2
Total net sales	$4,248.3	$3,999.8	$4,331.0

Long-Lived Assets
United States	$532.3	$561.3
Germany	106.2	128.7
Singapore	79.6	74.3
Other International	149.7	144.1
Total long-lived assets	$867.8	$908.4

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.7%, 5.1% and 5.4% of the Company’s total net sales in fiscal 2010, 2009 and 2008, respectively. Net sales to customers in all other single foreign countries represented less than 5% of the Company’s total net sales for each of the three years presented.

Supplemental product information is presented below for net sales:

	2010	2009	2008
Net Sales
Alkaline batteries	$1,327.9	$1,264.3	$1,490.1
Other batteries and lighting products	871.8	845.2	984.2
Wet Shave	1,265.1	1,118.1	1,085.0
Skin Care	383.0	364.0	364.1
Feminine Care	198.8	214.1	222.6
Infant Care	201.7	194.1	185.0
Total net sales	$4,248.3	$3,999.8	$4,331.0

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(18) Quarterly Financial Information – (Unaudited)
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

	First	Second	Third	Fourth
Fiscal 2010

Net sales	$1,176.7	$935.1	$1,076.8	$1,059.7
Gross profit	560.2	447.2	517.6	494.3

Net earnings	125.7	88.5	104.0	84.8

Basic earnings per share	$1.80	$1.27	$1.48	$1.21
Diluted earnings per share	$1.78	$1.25	$1.47	$1.20

Items increasing/(decreasing) net earnings:
Venezuela	$(25.5)	$2.8	$5.7	$2.8
VERO/Separation costs	-	-	(0.1)	0.2
Integration costs	(1.0)	(0.6)	(0.3)	0.1
Provisions for restructuring and related costs	(3.5)	(0.5)	(0.5)	(1.1)
Tax benefits - special foreign tax credit	-	-	-	23.5
Adjustment to prior years tax accruals	-	-	3.7	2.4

	First	Second	Third	Fourth
Fiscal 2009

Net sales	$1,042.5	$880.4	$997.5	$1,079.4
Gross profit	513.5	413.6	457.8	473.7

Net earnings	111.0	77.0	72.7	37.1

Basic earnings per share	$1.90	$1.32	$1.15	$0.53
Diluted earnings per share	$1.88	$1.30	$1.13	$0.53

Items increasing/(decreasing) net earnings:
PTO adjustment	$-	$14.5	$0.7	$-
VERO/Separation costs	-	-	-	(24.3)
Acquisition inventory valuation	-	-	-	(2.3)
Integration costs	(0.9)	(1.1)	-	(1.1)
Provisions for restructuring and related costs	(2.1)	(3.1)	(0.2)	(0.4)
Adjustment to prior years tax accruals	0.9	0.1	(1.4)	(1.1)

Earnings per share data are computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

(19) Subsequent Event
On November 1, 2010, which is fiscal 2011, the Board of Directors (the “Board”) authorized a Household Products multi-year program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations. The Board authorized a broad restructuring plan and has delegated authority to management to determine the final plan with respect to the initiatives, which are expected to result in pre-tax charges in the range of $65 to $85 over the next twelve months, with the vast majority associated with manufacturing capacity rationalization. The remainder relates to overhead reductions. Although the specific actions to be taken are not yet resolved, annual pre-tax savings, related primarily to headcount reduction and manufacturing efficiencies, are expected to be in the range of $25 to $35, by the end of fiscal 2012.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

On November 23, 2010, we completed the acquisition of American Safety Razor, LLC, a Delaware limited liability company ("ASR"), as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $150 and borrowings from our existing receivable securitization program. ASR will be part of our Personal Care Segment. ASR provides an important strategic fit and opportunity for the Personal Care business as it competes in the value segment of the wet shave category. The Company’s legacy Wet Shave product line focuses on branded wet shave products. ASR, founded in 1875, is a leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.