Form 10-K, Exhibit 13
period 2011-09-30
ENERGIZER HOLDINGS INC
filed 2011-11-22
CIK 1096752

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company) historical basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” presented later in this section. The Company reports results in two segments: Personal Care, which includes wet shave, skin care, feminine care and infant care products and Household Products, which includes batteries and portable lighting products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Non-GAAP Financial Measures
While Energizer Holdings, Inc. reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as historic and estimated future operating results, net sales and segment profit, are adjusted to exclude the impact of certain charges and recoveries, such as foreign currencies, the results of operations in Venezuela, the acquisition of American Safety Razor (ASR) and the related integration and transaction costs, the costs associated with restructuring and other realignment activities and refinancing costs. The Company believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

Company Overview

General
Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world’s largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company. Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care) and Household Products (Battery and Lighting Products).

Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names Energizer and Eveready have worldwide recognition for quality and dependability, and are marketed and sold in more than 165 countries.

On March 28, 2003, we completed the acquisition of the Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. SWS is the second largest manufacturer and marketer of men’s and women’s wet shave products in the world. Its portfolio of products includes: the Quattro for Women, Intuition, Lady Protector and Silk Effects Plus women’s shaving systems and the Hydro, Quattro and Protector men’s shaving systems, as well as Quattro, Xtreme 3, and Slim Twin/Exacta disposable razors. SWS has over 75 years of history in the shaving products industry with a reputation for high quality and innovation in shaving technology. SWS products are sold in more than 140 countries. On June 5, 2009, we completed the acquisition of the Edge and Skintimate shave preparation brands from S.C. Johnson & Son, Inc. (SCJ). This added U.S. market leading shave preparation brands to our existing wet shave product portfolio.

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

On November 23, 2010, we completed the acquisition of ASR, as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. ASR, founded in 1875, is the leading global manufacturer of private label / value wet shaving razors and blades, and industrial and specialty blades.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry sources, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry sources and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk factors” section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Fiscal 2011 Developments

American Safety Razor Acquisition

On November 23, 2010, we completed the acquisition of ASR, as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $129 and borrowings from our existing receivable securitization program. ASR is part of our wet shave product group under our Personal Care Segment.  See Note 3 to the Consolidated Financial Statements for further details.

Household Products Restructuring
On March 7, 2011, the Company determined that, as part of its previously announced restructuring initiative, it would close its carbon zinc battery manufacturing facility in Cebu, Philippines and its alkaline battery manufacturing facility in La Chaux De Fonds (LCF), Switzerland. As of September 30, 2011, both facilities have ceased production. The carbon zinc and alkaline batteries previously supplied by the Cebu and LCF facilities are being produced in our remaining battery manufacturing facilities.
For the year ended September 30, 2011, the Company recorded pre-tax charges for the Household Products restructuring of $79.0, which were primarily the result of the announced closing of the Cebu and LCF facilities. These charges included severance and termination related costs of $41.8, accelerated depreciation on property, plant and equipment of $16.1, pension settlement costs of $6.1 and other related exit costs of $15.0. These costs are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income. Total cash paid for the restructuring was approximately $57 in fiscal 2011, and we estimate that the remaining amounts accrued but not paid in fiscal 2011 of approximately $7, will be paid in the first half of fiscal 2012.
In addition to the restructuring charges recorded in fiscal 2011 and noted above, the Company expects to record additional charges related to the Household Products restructuring of approximately $6 in fiscal 2012, which are expected to be more than offset by a gain on the completed November 2011 sale of the former LCF property to a third party.
We anticipate $30 to $35 of annual pre-tax savings from the restructuring by the end of fiscal 2012, of which approximately $11 has been realized in fiscal 2011.
Japan Earthquake and Related Events
On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. Further compounding the situation, nuclear power plants were damaged causing concerns about the possible meltdown of nuclear reactors and the release of harmful radioactive materials. The events have severely disrupted the Japanese economy, the third largest in the world.
Japan is the second largest market for our wet shave products, with sales of approximately $190 in fiscal 2011. Japan is not a significant battery market for Energizer. We estimate that 5% to 10% of our business is in the areas most impacted by the earthquake and tsunami. While there was an initial disruption in our ability to service the affected areas, our products are now back in distribution in the majority of retail locations. In addition, our wholesale distribution network remains intact in the affected areas. While the long-term impact of the disaster in Japan remains unclear, it should be noted that the Company does not have manufacturing facilities in Japan, and assets in Japan are essentially working capital in nature. The Company sources certain materials from Japan. At this point, we have not had any major supply disruptions or asset impairments. We continue to monitor developments in Japan in the aftermath of the disaster.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Senior Notes Offering
On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November 2011. The majority of the proceeds were used to repay existing indebtedness including refinancing $475 of private placement notes with maturities ranging from 2011 to 2013. The early retirement of certain of the private placement notes resulted in make-whole payments totaling $19.9, pre-tax, which is reflected as a separate line item on the attached Statements of Earnings and Comprehensive Income. The issuance of the notes extended the maturities of our long-term debt, and reduced the level of scheduled principal repayments in 2012 and 2013.
Financial Results
For the year ended September 30, 2011, net earnings were $261.2, or $3.72 per diluted share, compared to net earnings of $403.0, or $5.72 per diluted share, in fiscal 2010 and $297.8, or $4.72 per diluted share, in fiscal 2009. Total average diluted shares outstanding were 70.3 million, 70.5 million and 63.1 million for fiscal 2011, 2010 and 2009, respectively. In fiscal 2011, the Company repurchased 3.7 million shares with the majority repurchased in the fourth fiscal quarter. We estimate that the share repurchase positively impacted diluted earnings per share by approximately $0.06 for fiscal 2011.

Diluted earnings per share (EPS) for each fiscal year were impacted by certain items related to restructuring and realignment activities, costs associated with the acquisition and integration of acquired businesses, refinancing activities, the devaluation and implementation of highly inflationary accounting in Venezuela, and certain tax adjustments to update prior year provisions/benefits and net deferred tax balances and recognize the tax benefit of certain foreign dividends. The impacts of these items on reported net earnings per diluted share are provided below as a reconciliation of net earnings per diluted share to adjusted net earnings per diluted share, which is a non-GAAP measure.

	For The Years Ended September 30,
	2011	2010	2009
Diluted EPS - GAAP	$3.72	$5.72	$4.72
Impacts, net of tax: Expense (Income)
Household Products restructuring	0.89	—	—
Early debt retirement / duplicate interest	0.21	—	—
Other realignment/integration	0.15	0.10	0.13
Acquisition inventory valuation	0.06	—	0.04
Venezuela (VZ) devaluation/other	0.03	0.20	—
PTO Adjustment	—	—	(0.24)
VERO/Separation Costs	—	—	0.39
Valuation allowance, other tax adjustments	0.14	(0.42)	0.02
Diluted EPS - adjusted (Non-GAAP)	$5.20	$5.60	$5.06

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Operating Results

Net Sales

Net Sales - Total Company
For the Years Ended September 30,
	2011	% Chg	2010	% Chg	2009
Net sales - prior year	$4,248.3		$3,999.8		$4,331.0
Organic change	42.0	1.0%	80.7	2.1%	(164.3)
Impact of currency	108.4	2.6%	101.4	2.5%	(224.3)
Change in VZ - post devaluation	(15.3)	(0.4)%	(23.3)	(0.6)%	—
Incremental impact of acquisitions	262.3	6.2%	89.7	2.2%	57.4
Net sales - current year	$4,645.7	9.4%	$4,248.3	6.2%	$3,999.8

Net sales for fiscal 2011 were $4,645.7, an increase of $397.4, or 9.4%, as compared to fiscal 2010, due primarily to the inclusion of ASR and the favorable impacts of currencies. On an organic basis, net sales for the fiscal year increased 1% as higher sales in Personal Care due, in part, to the Schick Hydro launch, higher sales of disposable razors and stronger Skin Care revenue were offset by declines in Household Products and legacy men's razor systems.

Net sales for fiscal 2010 were $4,248.3, an increase of $248.5, or 6.2%, as compared to fiscal 2009, including the favorable impact of currencies of approximately $100, and a year-over-year increase of approximately $90 from the full year ownership of the Edge and Skintimate shave preparation brands. The total year growth was also positively impacted by the Schick Hydro launch in the third quarter of fiscal 2010. The devaluation and difficult economic conditions in Venezuela resulted in a reduction in net sales of approximately $23 in fiscal 2010. Net sales for both Personal Care and Household Products grew approximately 2% on an organic basis in fiscal 2010.

For further discussion regarding net sales in Personal Care and Household Products, please see the section titled “Segment Results” provided below.

Gross Profit
Gross profit dollars were $2,145.7 in fiscal 2011, an increase of $126.4, or 6.3% as compared to $2,019.3 in fiscal 2010 and $1,858.6 in fiscal 2009.

Gross Margin as a percent of net sales for fiscal 2011 was 46.2%, down 130 basis points as compared to fiscal 2010. This decrease was due primarily to the inclusion of value priced ASR products, which reduced gross margin by approximately 130 basis points during the period. In addition, higher commodity costs primarily in batteries, and higher coupon and trade promotion related to the Schick Hydro launch were offset by favorable currencies and product mix.
Gross margin as a percent of net sales was 47.5% in fiscal 2010 and 46.5% in fiscal 2009. The margin percentage increase in fiscal 2010 was due primarily to favorable currencies, excluding Venezuela, which added approximately 90 basis points.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $856.1, or 18.4% of net sales as compared to $765.7, or 18.0% of net sales for fiscal 2010. The dollar increase of $90.4 was due to the inclusion of approximately $49 of expenses related to ASR, which were not incurred in the prior year, the unfavorable impact of currencies of approximately $19, investments in growth initiatives of approximately $12 and approximately $10 in higher pension expenses due primarily to the actuarial impact of lower market discount rates on the value of pension liabilities. ASR expenses in fiscal 2011 included approximately $13 million of non-recurring transaction/integration expenses. SG&A increased $23.1 in fiscal 2010 as compared to fiscal 2009 due primarily to the impact of annual merit increases and support of growth initiatives.

Advertising and Promotion
For fiscal 2011, advertising and promotion (A&P) was $524.0, an increase of $62.7 as compared to fiscal 2010. A&P as a percent of net sales for fiscal 2011 was 11.3% as compared 10.9% of net sales in fiscal 2010. Excluding the net sales and A&P related to ASR, which has a relatively low level of consumer spending in comparison to our other products, A&P as a percent

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

of sales was 11.9% for fiscal 2011, up approximately 100 basis points as compared to fiscal 2010 due primarily to support for the launch of Schick Hydro. A&P increased $46.8 in fiscal 2010 as compared to fiscal 2009 due to increased spending including support of the Company's Schick Hydro launch in April 2010.

A&P expense was 11.3% (11.9% excluding the impact of ASR), 10.9% and 10.4% of sales for fiscal 2011, 2010 and 2009, respectively. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

We expect A&P as a percent of net sales for fiscal 2012 will track closer to historical rates from fiscal 2010 and 2009. We remain committed to investing in innovation, brand and category development and other growth opportunities.

Research and Development
Research and development (R&D) expense was $108.3 in fiscal 2011, $97.1 in fiscal 2010 and $90.5 in fiscal 2009. The increased expense in fiscal 2011 reflects additional spending in support of the Company’s growth initiatives and the inclusion of ASR, which added approximately $7. As a percent of sales, R&D expense was approximately 2.3% in all three fiscal years presented.

Interest, Cost of Debt Early Retirement and Other Financing Expense, net
Interest expense for fiscal 2011 was $121.4, a decrease of $4.0 as compared to fiscal 2010 due primarily to lower average borrowings. In May, 2011, the Company issued $600.0 principal amount of 4.70% senior notes due May 2021, with interest paid semi-annually beginning in November 2011. A significant portion of the net proceeds from the issuance of the senior notes were used for the early redemption of certain private placement notes. This early redemption required a notice period, which delayed our repayment of the private placement notes. We incurred approximately $3 of duplicate interest expense as a result of this notice period. Exclusive of this duplicate cost, total interest expense for the full fiscal year in 2011 was down $7.0 compared to fiscal 2010.

As noted previously, the Company utilized a majority of the proceeds from its Senior Note issuance in May 2011 to repay existing indebtedness including $475 of private placement notes with maturities ranging from 2011 to 2013. The early retirement of certain of the private placement notes resulted in make-whole payments totaling $19.9, pre-tax, which is reflected as a separate line item on the attached Statements of Earnings and Comprehensive Income.

Other financing expense, net was $31.0 in fiscal 2011 due primarily to losses on foreign exchange hedging contracts of approximately $25, which were more than offset by the impact of favorable currencies included in divisional segment profit results, which were approximately $55, and are detailed later in this discussion.

Interest expense for fiscal 2010 decreased $19.3 as compared to fiscal 2009 due primarily to lower average borrowings. Other financing expense, net was $26.4 for fiscal 2010 as compared to $21.0 in fiscal 2009. The fiscal 2010 result includes an exchange loss of $18.3, pre-tax, due primarily to the impact of the devaluation of the Venezuela Bolivar Fuerte. The year-over-year change in other financing expense, net in fiscal 2010 as compared to fiscal 2009 was favorable, exclusive of the Venezuela devaluation, as the first quarter of fiscal 2009 included a significant charge related to the strengthening of the U.S. dollar during the economic crisis. This loss was not repeated in fiscal 2010.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 35.7%, 25.8% and 33.1% of earnings before income taxes in fiscal 2011, 2010 and 2009, respectively. Income taxes include the following items which impacted the overall tax rate in the fiscal years' indicated:

For Fiscal 2011:

•
The Household Products restructuring included significant costs incurred in countries with comparatively low effective tax rates, which has the effect of increasing our overall effective tax rate due to a lower tax benefit associated with these costs,

•
Establishment of an estimated valuation allowance for certain tax loss carryforwards of $4.5 related to costs incurred from the fiscal 2011 closure of the Swiss plant as part of the Household Products restructuring,

•	Tax expense of $6.9 due to the establishment of a valuation allowance for certain foreign tax loss carryforwards, which are no longer likely to be utilized, based on a recent evaluation,

•	Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

tax audits and other tax adjustments. These fiscal 2011 adjustments decreased the income tax provision by $1.7, and

•	A tax benefit of $2.6 was recorded in fiscal 2011 associated with the write-up and subsequent sale of inventory acquired in the ASR acquisition.
For Fiscal 2010:

•	A $23.5 tax benefit related to the favorable impact of a foreign tax credit;

•
Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. The fiscal 2010 adjustment decreased the income tax provision by $6.1, and

•	A $4.1 tax benefit was recorded in fiscal 2010 reflecting the local tax benefit of the Venezuela devaluation charge.
For Fiscal 2009:

•
Adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. This adjustment increased the tax provision by $1.5 in fiscal 2009, and

•	A tax benefit of $1.4 was recorded in fiscal 2009 associated with the write-up and subsequent sale of inventory acquired in the Edge/Skintimate shave preparation acquisition.
The Company's effective tax rate is highly sensitive to the mix of countries, from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or operating losses in the future could increase future tax rates. Additionally, adjustments to prior year tax provision estimates could increase or decrease future tax provisions.

Segment Results
Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care) and Household Products (Battery and Lighting Products). On November 23, 2010, which is in the first fiscal quarter of 2011, we completed the acquisition of ASR, which is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company’s Personal Care segment. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the Household Products restructuring activities in fiscal 2011 and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The Company’s operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the ASR acquisition in November 2010, which was $7.0 for fiscal 2011, and the Edge and Skintimate shave preparation acquisition in June 2009, which was $3.7 for fiscal 2009, as well as the related expenses and integration costs for each of the acquisitions are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisition. Such presentation reflects how management evaluates segment performance.

In fiscal 2011, the Company recorded expense of $1.8 related to the devaluation of its net monetary assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. These results reflect an exchange rate of 5.6 Venezuelan Bolivar Fuerte to one U.S. dollar. In the prior fiscal year, the Company recorded a pre-tax loss of $18.3 due primarily to the devaluation of our Venezuela affiliates' U.S. dollar based intercompany payable as a result of the devaluation of the exchange rate between the U.S. dollar and the Venezuelan Bolivar Fuerte. These impacts, which are included in other financing on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and operating expenses, have been negatively impacted on a net basis in fiscal 2011 as compared to fiscal 2010 by translating at less favorable exchange rates, primarily in the first fiscal quarter of 2011, and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The segment impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are shown separately in the tables provided in the division discussions. See Note 5 to the Consolidated Financial Statements for further details.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of certain private placement notes resulted in “make whole” payments totaling $19.9 pre-tax, which are reflected as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income as well as the reconciliation of segment results to total earnings before income taxes. See Notes 12 and 19 to the Consolidated Financial Statements for further details.

This structure is the basis for the Company’s reportable operating segment information, as included in the tables in Note 19 to the Consolidated Financial Statements for the fiscal years ended September 30, 2011, 2010 and 2009.

PERSONAL CARE

Net Sales - Personal Care Products
For the years ended September 30,
	2011	% Chg	2010	% Chg	2009
Net sales - prior year	$2,048.6		$1,890.3		$1,856.7
Organic growth	91.9	4.5%	34.8	1.9%	56.2
Impact of currency	53.5	2.6%	43.7	2.3%	(80.0)
Change in VZ - post devaluation	(6.6)	(0.3)%	(9.9)	(0.5)%	—
Incremental impact of acquisitions	262.3	12.8%	89.7	4.7%	57.4
Net sales - current year	$2,449.7	19.6%	$2,048.6	8.4%	$1,890.3

Net sales for fiscal 2011 were $2,449.7, up $401.1 or 19.6%, as compared to fiscal 2010. This increase included 4.5% of organic sales growth and the remainder was driven by the inclusion of ASR and favorable currencies. The full year net sales growth was driven primarily by:

•
Net sales in Wet Shave increased 29% including the impact of ASR and favorable currencies, offset by a net sales decline in Venezuela. Organic sales grew 6% in Wet Shave due to the launch of Schick Hydro men's systems and shave preparations, and higher sales of disposable razors, which were partially offset by lower sales of legacy men's systems, and

•	Skin Care net sales increased 9% (7% organic and 2% currencies) due to the favorable impact of lower prior year sun care returns and higher shipments for the current sun care season.

Net sales for fiscal 2010 were $2,048.6, up $158.3 or 8.4%, as compared to fiscal 2009, including approximately $44 of favorable currencies, partially offset by reduced net sales in Venezuela of $10 due to the devaluation of the Bolivar Fuerte and unfavorable macroeconomic conditions within the country. Excluding the impact of currencies and Venezuela, sales increased approximately $35 from organic growth and $90 from the acquisition of Edge and Skintimate, including:

•
Wet Shave net sales for fiscal 2010 increased approximately $126, or 11% as compared to fiscal 2009, due to the full year impact of the Edge and Skintimate brands acquisition, which added approximately $90 to net sales, and the launch of Schick Hydro.

•
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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Segment Profit - Personal Care Products
For the years ended September 30,
	2011	% Chg	2010	% Chg	2009
Segment profit - prior year	$366.6		$341.1		$322.5
Operations	(11.9)	(3.2)%	(25.1)	(7.3)%	33.8
Impact of currency	26.9	7.3%	24.9	7.3%	(20.0)
Change in VZ - post devaluation	(1.2)	(0.3)%	3.2	0.9%	—
Incremental impact of acquisitions	28.0	7.6%	22.5	6.6%	4.8
Segment profit - current year	$408.4	11.4%	$366.6	7.5%	$341.1

Segment profit for fiscal 2011 was $408.4, up $41.8, or 11.4%, due to the favorable impacts of the inclusion of ASR and currencies. This was partially offset by lower operational results of approximately $12, or 3%, due to increased A&P in support of the Schick Hydro launch partially offset by higher margin from the organic sales growth noted above.

Segment profit for fiscal 2010 was $366.6, up $25.5, or 7.5%, as compared to fiscal 2009, due to the favorable impact of currencies of approximately $25, exclusive of Venezuela. Excluding the impact of favorable currencies, segment profit was essentially flat as higher gross margin from the increased sales noted above was offset by higher A&P and overhead spending due, in part, to the support of the April 2010 Schick Hydro launch in North America and the full year impact of spending behind Edge and Skintimate. Overall, the Venezuela devaluation and related deterioration in economic conditions in the country did not have a material impact on year-over-year segment profit.

Looking forward in Personal Care and inclusive of a full year of ASR results, we expect segment profit growth in fiscal 2012 will be primarily driven by mid-single digit organic sales growth. We plan to continue to invest in trial generating activities, brand equity and growth opportunities across all of our Personal Care categories to grow our sales and continue to enhance the long term health of the business.

Finally, as noted in our discussion of the ASR acquisition, ASR manufactures and sells industrial and specialty blades. This is a relatively small product line, with annualized sales of less than $50 and comparatively lower operating margins. We are evaluating the potential sale of this business, as it is not strategic and does not integrate well into our existing Wet Shave product line. We estimate that the carrying value of the assets that may be sold was approximately $30 at September 30, 2011. On November 7, 2011, which is our first fiscal quarter of 2012, the Board of Directors delegated authority to pursue and approve a potential sale of the industrial blade assets to senior management. The review of this potential action remains on-going and we can provide no assurance that a sale will be completed.

HOUSEHOLD PRODUCTS

Net Sales - Household Products
For the years ended September 30,
	2011	% Chg	2010	% Chg	2009
Net sales - prior year	$2,199.7		$2,109.5		$2,474.3
Organic Change	(49.9)	(2.3)%	45.9	2.2%	(220.5)
Impact of currency	54.9	2.5%	57.7	2.7%	(144.3)
Change in VZ - post devaluation	(8.7)	(0.4)%	(13.4)	(0.6)%	—
Net sales - current year	$2,196.0	(0.2)%	$2,199.7	4.3%	$2,109.5

For fiscal 2011, net sales were $2,196.0, essentially flat as compared to $2,199.7 for fiscal 2010. Organic sales declined 2.3% as compared to fiscal 2010 due to continued negative category value trends and increased retailer trade spending, primarily in the U.S. and Western Europe. We estimate that the dollar value of the battery category in global measured markets declined in the low single digits in fiscal 2011. This decline in organic sales on a year over year basis was offset by favorable currencies.

For fiscal 2010, net sales were $2,199.7, up $90.2 or 4.3%, including approximately $58 of favorable currencies. The currency gains were partially offset by reduced net sales in Venezuela of approximately $13 due to the reasons noted previously.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Excluding the impact of currencies and Venezuela, organic sales grew 2.2% due to higher sales volume due primarily to distribution gains.

Segment Profit - Household Products
For the years ended September 30,
	2011	% Chg	2010	% Chg	2009
Segment profit - prior year	$451.1		$398.6		$489.1
Operations	(71.3)	(15.8)%	28.5	7.2%	(14.1)
Impact of currency	28.1	6.2%	30.6	7.7%	(76.4)
Change in VZ - post devaluation	2.7	0.6%	(6.6)	(1.7)%	—
Segment profit - current year	$410.6	(9.0)%	$451.1	13.2%	$398.6

Segment profit for fiscal 2011 was $410.6, down $40.5, or 9.0%. The favorable impact of currencies was offset by operational results, which declined $71.3 million, or 15.8%, due primarily to category value declines, increased retailer trade spending, the unfavorable impact of higher commodity prices, and investments in growth initiatives.
Segment profit for the year ended September 30, 2010 was $451.1, up $52.5 or 13.2% as compared to fiscal 2009, including approximately $31 of favorable currencies, partially offset by lower profit in Venezuela of approximately $7. Exclusive of these impacts, segment profit increased approximately $29, or 7% operationally, due to lower raw material prices and the margin impact of higher sales.

Looking forward in Household Products, we expect segment profit to stabilize in fiscal 2012 as the favorable impacts of announced pricing initiatives and incremental restructuring savings are expected to offset anticipated continued battery category challenges, higher costs for commodities and other inflationary increases. As previously noted, we believe the global category value continues to decline overall and this trend remains a concern for fiscal 2012. In an effort to offset higher product costs, other operating costs, and investments in innovation, we recently announced a 6.7% price increase on alkaline and carbon zinc products in the U.S. effective in February 2012.

 GENERAL CORPORATE AND OTHER EXPENSES

	For The Years Ended September 30,
	2011	2010	2009
General corporate expenses	$116.9	$97.6	$83.8
Integration/other realignment	3.0	11.0	13.6
Sub-Total	119.9	108.6	97.4
Household Products restructuring	79.0	—	—
ASR costs:
Deal expenses	4.2	0.5	—
Severance/other integration	9.3	—	—
Acquisition inventory valuation	7.0	—	3.7
VERO/separation costs	—	(0.2)	38.6
PTO adjustment	—	—	(24.1)
General corporate and other expenses	$219.4	$108.9	$115.6
% of net sales	4.7%	2.6%	2.9%

General Corporate and Other Expenses
For fiscal 2011, general corporate expenses, including integration/other realignment, were $119.9 an increase of $11.3 as compared to fiscal 2010, due primarily to higher corporate compensation expenses, most notably higher stock award amortization and higher pension expenses due primarily to the decline in market discount rates, which results in an increase in the actuarial value of pension liabilities. This was partially offset by lower integration and other realignment costs, exclusive of

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

the Household Products restructuring, which is included on a separate line in the above table. In fiscal 2011, the Company incurred approximately $13 of ASR transaction and integration expenses and $7 of costs associated with the write-up and subsequent sale of the acquired ASR inventory.

For fiscal 2010, general corporate expenses, including integration/other realignment, increased $11.2 as compared to fiscal 2009 due primarily to higher corporate compensation expenses including higher annual incentive bonuses and stock award amortization.

In the fourth quarter of fiscal 2009, the Company implemented a voluntary early retirement option (VERO) for eligible U.S. colleagues. The decision to accept the cash benefits offered under the VERO was at the election of the colleague and was irrevocable. Payments under the VERO were cash only, and did not include any enhancement to pension or retirement benefits. In addition, the Company implemented a reduction in force (RIF) program primarily in the U.S., to further adjust the organizational structure. The total charge for the VERO and RIF in the fourth quarter of fiscal 2009 was $38.6 and was included in SG&A.

Also in fiscal 2009, we recorded a favorable adjustment of $24.1, pre-tax, resulting from a change in the policy under which colleagues earn and vest in the Company’s paid time off (PTO) benefit. Prior to the change, colleagues were granted and vested in their total PTO days at the beginning of the calendar year, and received a cash payment for unused days in the event of termination during the year. As such, the value of a full year of PTO, net of days used, was accrued at any given balance sheet date. As part of a review of certain benefit programs, this policy was revised in fiscal 2009 to a more “market” policy for PTO. The revised policy utilizes an “earn as you go” approach, under which colleagues earn current-year PTO on a pro-rata basis as they work during the year. As a result of this change, any previously earned and vested benefit under the prior policy was forfeited, and the required liability at the date of the policy change was adjusted to reflect the revised benefit.

Liquidity and Capital Resources
At September 30, 2011, the Company had $471.2 in available cash, the vast majority of which was outside of the U.S. and $438.2 available under its committed debt facilities, exclusive of available borrowings under the receivables securitization program.

On May 2, 2011, the Company amended and renewed, for a three year term, its existing receivables securitization program. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company's debt compliance covenants. At September 30, 2011, $35.0 was outstanding under this facility.

On May 6, 2011, the Company’s $450 U.S. revolving credit facility was renewed for a five year term. This renewal represents an increase in the amount available under this revolving line of credit as compared to the $275 available under the facility prior to the renewal. At September 30, 2011, there were no outstanding borrowings under this facility.

As discussed previously, on May 19, 2011, the Company issued $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest payable semi-annually beginning November 2011. From a liquidity perspective, the use of proceeds from this issuance for the early redemption of certain private placement notes, with scheduled maturities through 2013, reduces the amount of contractual principal repayments required over the next two fiscal years.

Operating Activities
Cash flow from operations is the primary funding source for operating needs and capital investments. Cash flow from operations was $412.5 in fiscal 2011, a decrease of $239.9 as compared to fiscal 2010. Cash flow from operations was $652.4 in fiscal 2010, an increase of $163.2 as compared to $489.2 for fiscal 2009. The decrease in cash flow from operations in fiscal 2011 was due primarily to lower operating cash flow before changes in working capital due primarily to increased investments in support of the Hydro launch and the negative impact of the Household Products restructuring. The increase in cash flow from operations in fiscal 2010 as compared to fiscal 2009 was due primarily to higher operating cash flow before changes in working capital.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) resulted in a negative cash flow of approximately $110 in fiscal 2011. The most significant impact was in accounts payable and other current liabilities, which decreased collectively by approximately $120 in fiscal 2011 due primarily to the level of promotional activities and the timing of payments. The unfavorable cash flow impact due to a lower levels of accounts payable and other current liabilities at the end of fiscal 2011 was partially offset by lower inventory of approximately $65 due primarily to reductions in wet shave as we anniversary the Schick Hydro launch and the impact of hurricane-related inventory reduction in the fourth quarter of fiscal 2011.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

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

Investing Activities
Net cash used by investing activities was $363.5, $113.3 and $412.2 in fiscal 2011, 2010 and 2009, respectively. The most significant impact in fiscal 2011 was the acquisition of ASR for net cash of $267, which reflects a cash purchase price of $301, net of $34 of acquired cash. The Company financed this transaction with available cash of approximately $129 and borrowings from our existing receivables securitization program. Capital expenditures were $98.0, $108.7 and $139.7 in fiscal 2011, 2010 and 2009, respectively. These capital expenditures were funded by cash flow from operations. Capital expenditures decreased somewhat in fiscal 2011 due to the timing of project-related spending including capital associated with new product initiatives. See Note 19 to the Consolidated Financial Statements for capital expenditures by segment.

In fiscal 2009, the Company paid $275.0 for the acquisition of the Edge and Skintimate shave preparation brands.

Capital expenditures of approximately $100 to $110 are anticipated in fiscal 2012 with disbursements for new product and cost reduction-related capital driving the largest components of projected capital spending. Such capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
The Company’s total borrowings were $2,368.5 at September 30, 2011, including $503.5 tied to variable interest rates of which $300 is hedged via the interest rate swap agreements described below. The Company maintained total committed debt facilities of $2,818.5, exclusive of available borrowings under the receivables securitization program, of which $438.2 remained available as of September 30, 2011, as reduced by $11.8 of outstanding letters of credit.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.0 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its proforma EBITDA was 2.92 to 1, and the ratio of its proforma EBIT to total interest expense was 4.33 to 1, as of September 30, 2011. These ratios were negatively impacted by a significant portion of the pre-tax charges associated with the Household Products restructuring activities in fiscal 2011 as such charges reduced EBITDA as defined in the agreements. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, such as ASR in the first quarter of fiscal 2011, the EBITDA is calculated on a proforma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The Company has staggered long-term borrowing maturities to reduce refinancing risk in any single year and to optimize the use of free cash flow. The Company believes that cash on hand, cash flows from operating activities and periodic borrowings

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

under our credit facilities will be adequate to meet liquidity requirements prior to the maturity of the Company's term loan in December 2012, although no guarantee can be given in this regard. We anticipate that the term loan, which matures in December 2012 will be refinanced in some manner, but we can provide no assurances as to the type, nature and cost of this refinancing.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

In fiscal 2011, the Company repurchased 3.7 million shares of Energizer common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $276. Since the end of fiscal 2011 and through November 20, the Company repurchased an additional 0.8 million shares of its common stock at a total cost of approximately $56. All of the shares were purchased in the open market under the Company's current authorization from its Board of Directors. The Company has approximately 3.4 million shares remaining on this current authorization to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

A summary of the Company’s contractual obligations at September 30, 2011 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$2,312.5	$106.0	$706.5	$440.0	$1,060.0
Interest on long-term debt	625.6	106.6	191.8	150.9	176.3
Minimum pension funding(1)	334.3	65.7	140.1	128.5	—
Operating leases	121.1	27.8	38.1	24.4	30.8
Purchase obligations and other(2)	52.3	18.3	33.4	0.6	—
Total	$3,445.8	$324.4	$1,109.9	$744.4	$1,267.1

1
Globally, total pension contributions for the Company in fiscal 2012 are estimated to be approximately $65.7. The U.S. pension plans constitute 80% of the total benefit obligations and plan assets for the Company’s pension plans. The estimates beyond 2012 represent future pension payments to comply with local funding requirements in the U.S. only. The projected payments beyond fiscal year 2016 are not currently determinable.

2
The Company has estimated approximately $3.7 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2011, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $41.2, excluding $10.4 of interest and penalties. The contractual obligations table above does not include this liability beyond one year. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

Purchase obligations set forth in the table above represent contractual obligations that generally have longer terms, and are non-routine in nature. The Company also has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily individual, short-term purchase orders for the purchase of routine goods and services at fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2011, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future. As such, these obligations have been excluded from the table above.

Market Risk Sensitive Instruments and Positions
The market risk inherent in the Company’s financial instruments and positions represents the potential loss arising from adverse changes in currency rates, commodity prices, interest rates and the Company’s stock price. The following risk management discussion and the estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk assuming certain adverse market conditions occur. Company policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading purposes where the sole objective is to generate profits.

Currency Rate Exposure
A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. Based on current market conditions, we do not expect currencies to have a material impact on year over year comparatives in fiscal 2012. However, volatility remains a concern as evidenced by the significant strengthening of the U.S. dollar in September 2011. So, changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro will continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

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

The Company enters into foreign currency derivative contracts to hedge certain existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in fair value of the foreign currency contracts for fiscal 2011 and 2010 resulted in income of $4.5 and expense of $5.4, respectively, and was recorded in Other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. The Company had an unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $3.3 and loss of $16.8 at September 30, 2011 and 2010, respectively. Contract maturities for these hedges extend into 2013.

The Company has investments in a Venezuelan affiliate. Venezuela is considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation, including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2011, the Company had approximately $39 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including the Company's ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela, including the availability of U.S. dollars at the official foreign exchange rate.

On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. Further compounding the situation, nuclear power plants were damaged causing concerns about the possible meltdown of nuclear reactors and the release of harmful radioactive materials. The tragic events have severely disrupted the Japanese economy, the third largest in the world.
The Company is party to several foreign exchange hedging contracts for the Japanese Yen, which are accounted for as cash flow hedges. These contracts hedge the variability of cash flows resulting from changes to foreign currency exchange rates related to the cash settlement of future inventory purchases. The contracts are established and based on a forecast of future inventory purchases. At September 30, 2011, the Company had a pre-tax loss of approximately $7 included in Accumulated Other Comprehensive Loss on the Balance Sheet related to hedging contracts in Japan. This loss relates to foreign exchange contracts accounted for as cash flow hedges with maturities throughout fiscal 2012. As of September 30, 2011, contracts with

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

maturities extending into fiscal 2013 are not material. As noted previously, we continue to monitor activities in Japan, and, to date, have not seen any material change in inventory purchasing to meet future consumer demand. However, a reduction of forecasted inventory purchases may result in a portion of current or future foreign exchange contracts to no longer qualify as cash flow hedges. This may result in an acceleration of the recognition of the amounts included in Accumulated Other Comprehensive Income in the consolidated balance sheet. At this time, we consider these forecasted inventory purchases to be probable.
Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company’s outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax loss of $6.2 and pre-tax gain of $1.0 at September 30, 2011 and 2010, respectively. Over the next twelve months, approximately $5.6 of the loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2012. There were 18 open contracts at September 30, 2011.

Interest Rate Exposure
At September 30, 2011 and 2010, the fair market value of the Company's fixed rate debt is estimated at $1,969.3 and $2,077.5, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The fair value of debt is greater than the carrying value of the Company's debt by $104.3 and $242.5 at September 30, 2011 and 2010, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $48.1 and $18.9 at September 30, 2011 and 2010, respectively. See Note 12 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2011, the Company had $503.5 of variable rate debt outstanding, of which $300 is hedged via interest rate swap agreements as disclosed below. As a result, after giving effect to the hedged amount, a hypothetical one percentage point increase in variable interest rates would have an annual unfavorable impact of approximately $2 on the Company’s earnings before taxes and cash flows, based upon the current variable debt level at September 30, 2011.

During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt for the next year at 1.9%. These hedging instruments are considered cash flow hedges for accounting purposes. The Company had an unrealized pre-tax loss on these interest rate swap agreements included in Accumulated other comprehensive loss on the Consolidated Balance Sheets of $4.7 and $7.8 at September 30, 2011 and 2010, respectively.

Stock Price Exposure
At September 30, 2011, the Company held a share option with a major financial institution to mitigate the impact of changes in certain of the Company’s unfunded deferred compensation liabilities, which are tied to the Company’s common stock price. The fair market value of the share option was $3.4 and $2.9 as included in other current liabilities at September 30, 2011 and 2010, respectively. The change in fair value of the total share option for fiscal 2011and 2010 resulted in expense of $0.6 and income of $0.6 respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company’s deferred compensation liability, which was cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are typically impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 30%, 32% and 31% of total Household Products net sales in fiscal 2011, 2010 and 2009, respectively. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

Customer orders for the Company’s sun care products are highly seasonal, which has historically resulted in higher sun care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality and timing of orders for sun care products.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

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

Exclusive of the impact of the acquisition of ASR, accrued environmental costs at September 30, 2011 were $7.1, of which $1.6 is expected to be spent in fiscal 2012. This accrual is not measured on a discounted basis. In addition, the Company has accrued environmental costs included in the ASR opening balance sheet at the time of acquisition of approximately $13, of which approximately $1 is expected to be spent in fiscal 2012. The ASR liability was measured at the time of the acquisition using a discount rate of 4%.

It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is unlikely. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company, through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company had been able to offset or minimize inflation effects through other cost reductions and productivity improvements through mid-2005, thus inflation was not a significant factor to that point. In recent years, the cost of zinc, nickel, steel, oil and other commodities used in the Company’s production and distribution have become more volatile. Looking forward, and based on current market conditions and our zinc hedging program, which has locked in the vast majority of our costs for zinc in fiscal 2012, we expect a meaningful increase in product costs in fiscal 2012 in comparison to fiscal 2011 driven by commodity costs and other inflationary increases. We cannot predict with any degree of certainty the impact of future fluctuations in the costs of commodities and raw materials.

Critical Accounting Policies
The Company identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout Management’s Discussion and Analysis of Results of Operations and Financial Condition, where such policies materially affect the reported and expected financial results.

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

•
Revenue Recognition The Company derives revenues from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns, which are discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collection is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to more accurately estimate potential returns. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2011 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $3.0 and our reported operating income by $2.7.
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

•
Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. This has been evident in recent periods, as market discount rates utilized to determine the actuarial valuation of plan liabilities have moved significantly lower. This has resulted in higher actuarial pension liabilities and contributed to higher net periodic pension costs. We expect this trend to continue in fiscal 2012 based on market rates at October 1, 2011, which is the valuation date for the Company's pension plans. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, we consider the Mercer yield curves in determining the discount rates.

Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company’s annual earnings prospectively. Based on plan assets at September 30, 2011, a one percentage point decrease or increase in actual asset returns would decrease or increase the Company’s pre-tax pension expense by approximately $8. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase obligations by approximately $110.7 at September 30, 2011.
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

•
Income Taxes Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.
We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund pension and other post retirement obligations and fund capital projects.
The Company estimates income taxes and the income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.
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

•
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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

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

During fiscal 2011, we consolidated the Playtex and Wet Shave strategic business units, which were both part of our Personal Care reporting segment, to form a single business unit. During our annual impairment testing in fiscal 2011, we tested goodwill for impairment for both Wet Shave and Playtex individually and in the aggregate, in addition to testing the goodwill associated with the Energizer reporting unit in our Household Products segment. There were no indications of impairment of goodwill noted during this testing. Going forward, we will test goodwill for impairment for two reporting units, the combined Personal Care reporting unit and the Energizer reporting unit.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various businesses. No impairment was indicated as a result of this testing. However, the recorded values of such intangible assets from more recent acquisitions, such as the Playtex acquisition, are often more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent more than 75% of total indefinite-lived intangible assets, exclusive of goodwill. We utilized a discounted cash flow model using an excess earnings valuation technique to test the Playtex trademarks for impairment. Key assumptions included a discount rate of 9% and a terminal growth rate of 3%. While no impairment was indicated during this testing, the indicated fair value for two trademarks, Playtex and Wet Ones, were relatively close to the carrying value at 114% of the carrying value (approximately $650) for the Playtex trademark and 107% of the carrying value (approximately $200) for the Wet Ones trademark.

Recently Issued Accounting Standards
See discussion in Note 2 to the Consolidated Financial Statements related to recently issued accounting standards.

Forward-Looking Statements
This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future earnings, investment or spending initiatives, cost savings related to our restructuring project, the impact of certain price increases, anticipated advertising and promotional spending, the estimated impact of foreign currency movements, raw material and commodity costs, category value and future volume, sales and growth in some of our businesses. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

•	Energizer's ability to improve operations and realize cost savings;

•	Energizer's ability to timely implement strategic initiatives in a manner that will positively impact our financial condition and results of operation;

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

•	The impact of strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;

•	The impact of raw material and other commodity costs;

•	The impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty;

•	The success of new products and the ability to continually develop new products;

•	Energizer's ability to predict consumption trends with respect to the overall battery category and Energizer's other businesses;

•	Energizer's ability to continue planned advertising and other promotional spending may be impacted by lower than anticipated cash flows, or by alternative investment opportunities;

•
Energizer's effective tax rate for the year could be impacted by legislative or regulatory changes by federal, state and local, and foreign taxing authorities, as well as by the profitability or losses of Energizer's various subsidiary operations in both high-tax and low-tax countries; and

•
Prolonged recessionary conditions in key global markets where Energizer competes could result in significantly greater local currency movements and correspondingly greater negative impact on Energizer than what can be anticipated from the current spot rates.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in our Annual Report on Form 10-K, for the year ended September 30, 2011 in the section entitled “Risk Factors,” could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer's publicly filed documents.

Summary Selected Historical Financial Information
(In millions, except per share data)

Statements of Earnings Data (a)	FOR THE YEARS ENDED SEPTEMBER 30,
	2011	2010	2009	2008	2007
Net sales	$4,645.7	$4,248.3	$3,999.8	$4,331.0	$3,365.1
Depreciation and amortization	181.3	139.2	130.4	141.3	115.0
Earnings before income taxes (b)	406.0	543.4	445.3	473.2	434.2
Income taxes	144.8	140.4	147.5	143.9	112.8
Net earnings (c)	$261.2	$403.0	$297.8	$329.3	$321.4
Earnings per share:
Basic	$3.75	$5.76	$4.77	$5.71	$5.67
Diluted	$3.72	$5.72	$4.72	$5.59	$5.51
Average shares outstanding:
Basic	69.6	70.0	62.4	57.6	56.7
Diluted	70.3	70.5	63.1	58.9	58.3
Balance Sheet Data	AT SEPTEMBER 30,
	2011	2010	2009	2008 (a)	2007
Working capital	$1,233.3	$1,176.0	$966.3	$665.1	$888.5
Property, plant and equipment, net	885.4	840.6	863.4	835.5	649.9
Total assets	6,663.4	6,387.9	6,149.0	5,816.7	3,525.7
Long-term debt	2,206.5	2,022.5	2,288.5	2,589.5	1,372.0

(a)	Year over year comparatives may be impacted in varying degrees by acquisitions.

(b)	Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2011	2010	2009	2008	2007
Household Products restructuring	$(79.0)	$—	$—	$—	$—
Early debt retirement/duplicate interest	(22.9)	—	—	—	—
ASR transaction costs/integration	(13.5)	(0.5)	—	—	—
Acquisition inventory valuation	(7.0)	—	(3.7)	(27.5)	—
Other realignment/integration costs	(3.0)	(11.0)	(13.6)	(21.1)	(18.2)
Venezuela devaluation/other impacts	(1.8)	(18.3)	—	—	—
VERO/reduction in force costs	—	0.2	(38.6)	—	—
PTO adjustment	—	—	24.1	—	—
Total	$(127.2)	$(29.6)	$(31.8)	$(48.6)	$(18.2)

(c)	Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2011	2010	2009	2008	2007
Household Products restructuring	$(63.3)	$—	$—	$—	$—
Early debt retirement/duplicate interest	(14.4)	—	—	—	—
ASR transaction costs/integration	(8.5)	—	—	—	—
Acquisition inventory valuation	(4.4)	—	(2.3)	(16.5)	—
Other realignment/integration costs	(2.0)	(7.4)	(8.9)	(13.4)	(12.2)
Venezuela devaluation/other impacts	(1.8)	(14.2)	—	—	—
VERO/reduction in force costs	—	0.1	(24.3)	—	—
PTO adjustment	—	—	15.2	—	—
Adjustments to valuation allowances and prior years tax accruals	(9.7)	6.1	(1.5)	(1.1)	12.2
Tax benefits - special foreign dividend	—	23.5	—	—	—
Deferred tax benefit due to statutory rate change	—	—	—	—	9.7
Total	$(104.1)	$8.1	$(21.8)	$(31.0)	$9.7

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

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2011 was effective. The Company’s internal control over financial reporting as of September 30, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

St. Louis, Missouri
November 22, 2011

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2011	2010	2009
Net sales	$4,645.7	$4,248.3	$3,999.8
Cost of products sold	2,500.0	2,229.0	2,141.2
Gross profit	2,145.7	2,019.3	1,858.6
Selling, general and administrative expense	856.1	765.7	742.6
Advertising and promotion expense	524.0	461.3	414.5
Research and development expense	108.3	97.1	90.5
Household Products restructuring	79.0	—	—
Interest expense	121.4	125.4	144.7
Cost of early debt retirements	19.9	—	—
Other financing expense, net	31.0	26.4	21.0
Earnings before income taxes	406.0	543.4	445.3
Income taxes	144.8	140.4	147.5
Net earnings	$261.2	$403.0	$297.8
Earnings Per Share
Basic net earnings per share	$3.75	$5.76	$4.77
Diluted net earnings per share	$3.72	$5.72	$4.72

Statement of Comprehensive Income
Net earnings	$261.2	$403.0	$297.8
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	(8.7)	(43.2)	12.7
Pension/postretirement activity, net of tax of $(25.6) in 2011,	(26.4)	(47.5)	(78.6)
$(19.8) in 2010 and $(45.9) in 2009
Deferred gain/(loss) on hedging activity, net of tax of $5.3 in 2011,	11.7	(11.7)	3.1
$(6.9) in 2010 and $0.9 in 2009
Comprehensive income	$237.8	$300.6	$235.0

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$471.2	$629.7
Trade receivables, net	893.6	824.8
Inventories	653.4	666.3
Other current assets	374.4	308.7
Total current assets	2,392.6	2,429.5
Property, plant and equipment, net	885.4	840.6
Goodwill	1,475.3	1,316.4
Other intangible assets, net	1,878.2	1,774.2
Other assets	31.9	27.2
Total assets	$6,663.4	$6,387.9
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$106.0	$266.0
Notes payable	56.0	24.9
Accounts payable	289.6	271.0
Other current liabilities	707.7	691.6
Total current liabilities	1,159.3	1,253.5
Long-term debt	2,206.5	2,022.5
Other liabilities	1,196.3	1,012.3
Total liabilities	4,562.1	4,288.3
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	—	—
Common stock, $.01 par value, issued 108,008,682 shares at
2011 and 2010	1.1	1.1
Additional paid-in capital	1,593.6	1,569.5
Retained earnings	2,613.0	2,353.9
Common stock in treasury, at cost, 40,932,950 shares at 2011
37,652,891 shares at 2010	(1,925.7)	(1,667.6)
Accumulated other comprehensive loss	(180.7)	(157.3)
Total shareholders' equity	2,101.3	2,099.6
Total liabilities and shareholders' equity	$6,663.4	$6,387.9

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	YEARS ENDED SEPTEMBER 30,
	2011	2010	2009
Cash Flow from Operations
Net earnings	$261.2	$403.0	$297.8
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	181.3	139.2	130.4
Deferred income taxes	26.4	(1.3)	(8.2)
Other non-cash charges	84.2	71.9	68.1
Other, net	(30.4)	12.8	(9.7)
Operating cash flow before changes in working capital	522.7	625.6	478.4
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
(Increase)/decrease in accounts receivable, net	(22.5)	(26.4)	106.7
Decrease/(increase) in inventories	65.1	(2.3)	21.8
(Increase)/decrease in other current assets	(32.6)	1.4	(8.2)
(Decrease)/increase in accounts payable	(12.0)	41.3	(28.1)
(Decrease)/increase in other current liabilities	(108.2)	12.8	(81.4)
Net cash flow from operations	412.5	652.4	489.2
Cash Flow from Investing Activities
Capital expenditures	(98.0)	(108.7)	(139.7)
Proceeds from sale of assets	7.6	0.8	2.5
Acquisitions, net of cash acquired	(267.1)	—	(275.0)
Other, net	(6.0)	(5.4)	—
Net cash used by investing activities	(363.5)	(113.3)	(412.2)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater
than 90 days	600.0	—	—
Payment of debt issue cost	(7.6)	—	—
Cash payments on debt with original maturities greater than 90 days	(576.0)	(101.0)	(306.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	45.7	(151.9)	(102.0)
Common stock purchased	(276.0)	—	—
Proceeds from issuance of common stock	8.2	12.6	515.8
Excess tax benefits from share-based payments	3.7	5.8	3.2
Net cash (used by)/from financing activities	(202.0)	(234.5)	111.0
Effect of exchange rate changes on cash	(5.5)	(34.2)	0.1
Net (decrease)/increase in cash and cash equivalents	(158.5)	270.4	188.1
Cash and cash equivalents, beginning of period	629.7	359.3	171.2
Cash and cash equivalents, end of period	$471.2	$629.7	$359.3

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES
	2011	2010	2009	2011	2010	2009
Common stock:
Balance at beginning of year	$1.1	$1.1	$1.0	108,009	108,009	97,084
Net proceeds from equity offering	—	—	0.1	—	—	10,925
Ending balance	1.1	1.1	1.1	108,009	108,009	108,009
Additional paid-in capital:
Balance at beginning of year	1,569.5	1,555.3	1,034.9
Net proceeds from equity offering	—	—	510.1
Activity under stock plans	24.1	14.2	10.3
Ending balance	1,593.6	1,569.5	1,555.3
Retained earnings:
Balance at beginning of year	2,353.9	1,963.2	1,671.8
Net earnings	261.2	403.0	297.8
Activity under stock plans	(2.1)	(12.3)	(6.4)
Ending balance	2,613.0	2,353.9	1,963.2
Common stock in treasury:
Balance at beginning of year	(1,667.6)	(1,702.4)	(1,719.3)	(37,653)	(38,487)	(38,901)
Treasury stock purchased	(276.0)	—	—	(3,749)	—	—
Activity under stock plans	17.9	34.8	16.9	469	834	414
Ending balance	(1,925.7)	(1,667.6)	(1,702.4)	(40,933)	(37,653)	(38,487)
Accumulated other comprehensive (loss)/income:
Cumulative translation adjustment:
Balance at beginning of year	20.8	64.0	51.3
Foreign currency translation adjustment	(8.7)	(43.2)	12.7
Ending balance	12.1	20.8	64.0
Pension liability:
Balance at beginning of year	(162.7)	(115.2)	(36.6)
Pension/postretirement activity	(26.4)	(47.5)	(78.6)
Ending balance, net of tax of $(99.3) in 2011,
$(73.7) in 2010 and $(53.9) in 2009	(189.1)	(162.7)	(115.2)
Deferred loss on hedging activity:
Balance at beginning of year	(15.4)	(3.7)	(6.8)
Activity	11.7	(11.7)	3.1
Ending balance, net of tax of $(3.7) in 2011,
$(9.0) in 2010 and $(2.1) in 2009	(3.7)	(15.4)	(3.7)
Total accumulated other comprehensive loss	(180.7)	(157.3)	(54.9)
Total shareholders' equity	$2,101.3	$2,099.6	$1,762.3

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(1) Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. The Company has no material equity method or variable interests.

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

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. For further information regarding the Company’s Venezuela affiliate, see Note 5 of the Notes to Consolidated Financial Statements.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2011.

The Company also holds a derivative instrument contract to mitigate the risk of its deferred compensation liabilities.

The Company uses raw materials that are subject to price volatility. The Company uses hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. These instruments are designated as cash flow hedges for accounting purposes at September 30, 2011.

The Company has interest rate risk with respect to interest expense on variable rate debt. During fiscal 2009, the Company entered into interest rate swap agreements which have been designated as cash flow hedges with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

See further discussion in Note 15 of the Notes to Consolidated Financial Statements.

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

As part of the American Safety Razor (ASR) acquisition in fiscal 2011 and the shave preparation acquisition in fiscal 2009, the Company recorded an increase in the fair value of $7.0 and $3.7, respectively, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. As the inventory was sold during the first and second quarter of fiscal 2011 as it relates to the ASR acquisition, and during the fourth quarter as it relates to the shave preparation acquisition, the adjustments were charged to cost of products sold in the respective periods.

Capitalized Software Costs - Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $5.2, $5.8 and $5.9 in fiscal 2011, 2010 and 2009, respectively.

Property, Plant and Equipment, net – Property, plant and equipment is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to costs or expenses at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $154.5, $119.3 and $111.0 in fiscal 2011, 2010 and 2009, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth quarter, or when indicators of a potential impairment are present. The fair value of each reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analysis to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

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

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneously with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to identify potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product.

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

Fair Values of Financial Instruments - Certain financial instruments are required to be recorded at fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates fair value. The fair values of long-term debt and financial instruments are disclosed in Note 15 of the Notes to Consolidated Financial Statements.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On May 12, 2011, the Financial Accounting Standards Board (FASB) issued a new accounting standard update (ASU) to Fair Value Measurements. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. These disclosures will be applied on a prospective basis beginning on January 1, 2012.

On June 16, 2011, the FASB issued a new ASU to the Presentation of Comprehensive Income. The new guidance eliminated the current option to report other comprehensive income and its components in the statement of changes in equity. This has no effect on the Company as we have historically reported comprehensive income on the Statements of Earnings and Comprehensive Income.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

On September 15, 2011, the FASB issued a new ASU to Testing Goodwill for Impairment. The new guidance provides an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. This guidance will be applied on a prospective basis beginning on January 1, 2012.

(3) American Safety Razor acquisition

On November 23, 2010, we completed the acquisition of ASR, as we acquired substantially all of the assets of ASR, including the assets of its U.S. subsidiaries and the stock of its non-U.S. subsidiaries, and assumed substantially all of the liabilities of ASR and its U.S. subsidiaries, for a cash purchase price of $301. The Company financed this transaction with available cash of approximately $129 and borrowings from our existing receivable securitization program. ASR is part of our Personal Care Segment. ASR provides an important strategic fit and opportunity for the Personal Care business as it competes in the value segment of the wet shave category. The Company’s legacy Wet Shave product line focuses on branded wet shave products. ASR, founded in 1875, is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades.

As of September 30, 2011, the purchase price allocation for the ASR acquisition is complete. We have determined the fair values of assets acquired and liabilities assumed for purposes of allocating the purchase price, in accordance with accounting guidance for business combinations. For purposes of the allocation, the Company has estimated a fair value adjustment for inventory based on the estimated selling price of the finished goods acquired at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. The fair value adjustment for the acquired equipment was established using a cost and market approach. The fair values of the identifiable intangible assets were estimated using various valuation methods including discounted cash flows using both an income and cost approach. In accordance with fair value measurement guidance, the Company determined that the non-financial assets and liabilities summarized below are derived from significant unobservable inputs (“Level 3 inputs”).

At September 30, 2011, the allocation of the purchase price is as follows:

Cash	$33.9
Trade receivables, net	52.4
Inventories	45.8
Identifiable intangible assets	122.3
Goodwill	161.9
Other assets	51.9
Property, plant and equipment, net	117.1
Accounts payable and other liabilities	(101.2)
Income taxes payable	(60.5)
Pension/Other Postretirement Benefits	(122.6)
Net assets acquired	$301.0

The purchased identifiable intangible assets are as follows:

	Total	Estimated Life
Customer Relationships	$94.4	20 years
Technology and patents	20.4	7 years
Tradenames / Brands	7.5	15 years
Total	$122.3

For tax purposes, Goodwill will be amortized over 15 years.

Proforma revenue and operating results for ASR are not included as they are not considered material to the Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(4) Household Products Restructuring

The Company continually reviews its Personal Care and Household Products business models to identify potential improvements and cost savings. On November 1, 2010, which was the first quarter of fiscal 2011, the Board of Directors (the Board) authorized a Household Products program designed to accelerate investments in both geographic and product growth opportunities, streamline our worldwide manufacturing operations and improve the efficiency of our administrative operations. The Board authorized a broad restructuring plan and delegated authority to management to determine the final plan with respect to the initiatives.

On March 7, 2011, the Company determined that, as part of its previously announced restructuring initiative, it would close its carbon zinc battery manufacturing facility in Cebu, Philippines and its alkaline battery manufacturing facility in La Chaux De Fonds (LCF), Switzerland. The carbon zinc and alkaline batteries previously supplied by the Cebu and LCF facilities are now produced in our remaining battery manufacturing facilities.

At September 30, 2011, the Company recorded pre-tax charges for the Household Products restructuring of $79.0, which were primarily the result of the announced closing of the Cebu and LCF facilities. These charges included severance and termination related costs of $41.8, accelerated depreciation on property, plant and equipment of $16.1, pension settlement costs of $6.1 and other related exit costs of $15.0. These costs are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

The following table summarizes the Household Products restructuring activities in fiscal 2011 and the remaining accrual balance at September 30, 2011.

			Utilized
Fiscal 2011	Charges to Income	Other/CTA	Cash	Non-Cash	Ending Balance
Asset write-downs	$16.1	$—	$—	$(16.1)	$—
Severance & Termination Related Costs	41.8	2.3	(38.4)	—	5.7
Pension Settlement Cost	6.1	—	(6.1)	—	—
Other Related Exit Costs/CTA	15.0	(0.8)	(12.8)	—	1.4
Total	$79.0	$1.5	$(57.3)	$(16.1)	7.1

The Company estimates that total pre-tax charges of approximately $80 to $85 will be incurred as a result of the Household Products restructuring initiative, inclusive of the $79.0 recorded as of September 30, 2011. These charges are expected to be offset by a gain on the completed November 2011 sale of the former LCF property to a third party. We anticipate $30 to $35 of annual pre-tax savings from the restructuring by the end of fiscal 2012, of which $11 were realized in fiscal 2011.

(5) Venezuela

For fiscal 2011, the Company recorded pre-tax expense of $1.8 related to the change in the carrying value of the net monetary assets of its Venezuelan affiliate under highly inflationary accounting. This charge was included in other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income.

At December 31, 2009, which is the end of our first fiscal quarter of 2010, the Company determined that the exchange rate available in the parallel rate market was the appropriate rate to use for the translation of our Venezuela affiliates' financial statements for the purpose of consolidation based on the facts and circumstances of our business, including the fact that, at the time, the parallel rate market was the then current method used to settle U.S. dollar invoices for newly imported product. As a result, the Company recorded a pre-tax loss, net of the impact of certain settlements and adjustments, primarily as a result of devaluing its U.S. dollar based intercompany payable of approximately $18 in fiscal 2010, which was included in other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income. The pre-tax loss reflects the higher local currency expected to be required to settle this U.S. dollar based obligation due to the use of the parallel market rate at that time, which was substantially unfavorable to the then official exchange rate. This U.S. dollar intercompany payable was an obligation of our Venezuela affiliate to other Energizer affiliates for costs associated with the importing of goods for resale

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

in Venezuela.

Effective January 1, 2010 and continuing through fiscal 2011, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2011, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting was approximately $39.

On January 8, 2010, the Venezuelan government announced its intention to devalue the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate for imported goods considered non-essential moved to an exchange rate of 4.30 to 1 U.S. dollar, which was twice the previous official rate prior to the devaluation. As noted above, the Company determined, prior to this official devaluation, that exchange rates available in the then existing parallel rate market were the appropriate rates to use for the translation of our Venezuela affiliates' financial statements, so this official devaluation action did not result in any further devaluation charges.

In May 2010, the Venezuela government introduced additional exchange controls over securities transactions in the previously mentioned parallel rate market. It established the Central Bank of Venezuela as the only legal intermediary through which parallel rate market transactions can be executed and established government control over the parallel exchange rate, which was set at approximately 5.60 to 1 U.S. dollar at September 30, 2011. At the same time, it significantly reduced the notional amount of transactions that run through this Central Bank controlled, parallel rate market mechanism.

Since foreign exchange is no longer available in the historical parallel rate market, the Company is now using the exchange rate available in the Central Bank-controlled parallel rate market as the translation rate for our Venezuela affiliates' financial statements for the purposes of consolidation, rather than the official exchange rate, as this is the rate at which the Company is obtaining U.S. dollars for the settlement of invoices on new imports. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency monetary assets to U.S. dollars in the future. As a result, further charges reflecting a less favorable exchange rate outcome are possible.

Our ability to effectively manage sales and profit levels in Venezuela will be impacted by several factors, including the Company's ability to mitigate the effect of any potential future devaluation, further actions of the Venezuelan government, economic conditions in Venezuela, such as inflation and consumer spending, the availability of raw materials, utilities and energy and the future state of exchange controls in Venezuela including the availability of U.S. dollars at the official foreign exchange rate or the Central Bank-controlled parallel rate.

(6) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. The Company monitors changing business conditions, which may indicate that the remaining useful life of goodwill and other intangible assets may warrant revision or carrying amounts may require adjustment. As part of our business planning cycle, we performed our annual impairment test in the fourth quarter of fiscal 2011, 2010 and 2009. During fiscal 2011, we consolidated the Playtex and Wet Shave strategic business units, which were both part of our Personal Care reporting segment, to form a single business unit. During our annual impairment testing in fiscal 2011, we tested goodwill for impairment for both Wet Shave and Playtex individually and in the aggregate, in addition to testing the goodwill associated with the Energizer reporting unit in our Household Products segment. There were no indications of impairment of goodwill noted during this testing. Going forward, we will test goodwill for impairment for two reporting units, the combined Personal Care reporting unit and the Energizer reporting unit.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing. However, the recorded values of such intangible assets from more recent acquisitions, such as the Playtex acquisition, are often more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. Playtex indefinite-lived intangible assets, exclusive of goodwill, represent more than 75% of total indefinite-lived intangible assets, exclusive of

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

goodwill. We utilized a discounted cash flow model using an excess earnings valuation technique to test the Playtex trademarks for impairment. Key assumptions included a discount rate of 9% and a terminal growth rate of 3%. While no impairment was indicated during this testing, the indicated fair value for two trademarks, Playtex and Wet Ones, were relatively close to the carrying value at 114% of the carrying value (approximately $650) for the Playtex trademark and 107% of the carrying value (approximately $200) for the Wet Ones trademark.

The following table represents the carrying amount of goodwill by segment at September 30, 2011:

	Household Products	Personal Care	Total
Balance at October 1, 2010	$37.2	$1,279.2	$1,316.4
ASR acquisition	—	161.9	161.9
Cumulative translation adjustment	(0.3)	(2.7)	(3.0)
Balance at September 30, 2011	$36.9	$1,438.4	$1,475.3

The Company had indefinite-lived trademarks and tradenames of $1,703.6 at September 30, 2011 and $1,704.4 at September 30, 2010. Changes in indefinite-lived trademarks and tradenames are due primarily to changes in foreign currency translation.

Total amortizable intangible assets at September 30, 2011are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$18.9	$10.2	$8.7
Technology and patents	76.0	39.4	36.6
Customer-related / Other	165.3	36.0	129.3
Total amortizable intangible assets	$260.2	$85.6	$174.6

Amortizable intangible assets, with a weighted average remaining life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years.

Amortization expense for intangible assets totaled $21.6 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2012, 2013, 2014, and 2015, is approximately $22.6, $20.4, $17.4, and $15.1, respectively, $15.1 and $14.8 for the years ending September 30, 2016 and 2017 and $9.9 thereafter.

(7) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2011	2010	2009
Currently payable:
United States - Federal	$34.0	$67.0	$91.7
State	4.6	8.4	8.6
Foreign	79.8	66.3	55.4
Total current	118.4	141.7	155.7
Deferred:
United States - Federal	36.4	(7.8)	(12.5)
State	2.4	(0.3)	(0.5)
Foreign	(12.4)	6.8	4.8
Total deferred	26.4	(1.3)	(8.2)
Provision for income taxes	$144.8	$140.4	$147.5

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The source of pre-tax earnings was:

	2011	2010	2009
United States	$191.6	$225.5	$197.3
Foreign	214.4	317.9	248.0
Pre-tax earnings	$406.0	$543.4	$445.3

A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

	2011		2010		2009
Computed tax at federal statutory rate	$142.1	35.0%	$190.2	35.0%	$155.9	35.0%
State income taxes, net of federal tax benefit	4.5	1.1	5.3	1.0	5.1	1.1
Foreign tax less than the federal rate	(15.9)	(3.9)	(38.9)	(7.2)	(28.9)	(6.5)
Tax benefits - special foreign dividend	—	—	(23.5)	(4.3)	—	—
Adjustments to prior years' tax accruals	(1.7)	(0.4)	(6.1)	(1.1)	1.5	1.0
Other taxes including repatriation of foreign earnings	15.3	3.8	11.0	2.0	10.4	1.7
Nontaxable share option	0.2	—	(0.2)	(0.1)	1.1	0.2
Other, net	0.3	0.1	2.6	0.5	2.4	0.6
Total	$144.8	35.7%	$140.4	25.8%	$147.5	33.1%

Adjustments were recorded in each of the three years to revise previously recorded tax accruals to reflect refinement of tax attribute estimates to amounts in filed returns and settlement of tax audits and other tax adjustments in a number of jurisdictions. Such adjustments decreased the income tax provision by $1.7 and $6.1 in fiscal 2011 and 2010, respectively, and increased income tax provision by $1.5 in fiscal 2009.

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2011	2010
Deferred tax liabilities:
Depreciation and property differences	$(112.9)	$(100.8)
Intangible assets	(566.7)	(534.3)
Other tax liabilities	(6.6)	(17.4)
Gross deferred tax liabilities	(686.2)	(652.5)
Deferred tax assets:
Accrued liabilities	108.1	125.6
Deferred and stock-related compensation	88.7	71.2
Tax loss carryforwards and tax credits	23.1	23.5
Intangible assets	22.1	27.1
Postretirement benefits other than pensions	15.5	7.4
Pension plans	142.1	83.0
Inventory differences	28.5	26.3
Other tax assets	6.1	10.4
Gross deferred tax assets	434.2	374.5
Valuation allowance	(12.6)	(11.0)
Net deferred tax liabilities	$(264.6)	$(289.0)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

There were no material tax loss carryforwards that expired in fiscal 2011. Future expirations of tax loss carryforwards and tax credits, if not utilized, are not material from 2012 through 2015, and thereafter or no expiration, $22.5. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund pension and other post retirement obligations and fund capital projects. At September 30, 2011, approximately $980 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. U.S. income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Unrecognized tax benefits activity for the years ended September 30, 2011 and 2010 are summarized below:

	2011	2010
Unrecognized tax benefits, beginning of year	$48.7	$46.9
Additions based on current year tax positions and acquisitions	8.1	5.0
Reductions for prior year tax positions	(0.7)	(1.4)
Settlements with taxing authorities/statute expirations	(14.9)	(1.8)
Unrecognized tax benefits, end of year	41.2	48.7

Included in the unrecognized tax benefits noted above are $35.5 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payment is not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The Company accrued approximately $7.6 of interest and $2.8 of penalties at September 30, 2011 and $7.0 of interest and $0.7 of penalties at September 30, 2010. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company’s tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2005 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2003. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(8) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The following table sets forth the computation of basic and diluted earnings per share (shares in millions):

	FOR THE YEARS ENDED SEPTEMBER 30,
	2011	2010	2009
Numerator:
Net earnings for basic and dilutive earnings per share	$261.2	$403.0	$297.8
Denominator:
Weighted-average shares - basic	69.6	70.0	62.4
Effect of dilutive securities:
Stock options	0.2	0.2	0.4
Restricted stock equivalents	0.5	0.3	0.3
Total dilutive securities	0.7	0.5	0.7
Weighted-average shares - diluted	70.3	70.5	63.1
Basic net earnings per share	$3.75	$5.76	$4.77
Diluted net earnings per share	$3.72	$5.72	$4.72

At September 30, 2011, approximately 0.7 million of the Company’s outstanding restricted stock equivalents and stock options were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing earnings per share), the impact of the potentially dilutive securities is not included in the computation. There were approximately 1.2 million and 0.8 million anti-dilutive securities at September 30, 2010 and 2009, respectively, which were not included in the diluted net earnings per share calculations for the reason noted above.

(9) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders (the "2009 Plan"). New awards granted after January 2009 are issued under the 2009 Plan. Under the 2009 Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. The 2009 Plan was amended and restated by approval of the shareholders at the January 2011 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 8.0 million. For purposes of determining the number of shares available for future issuance under the 2009 Plan, as amended and restated, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2011, 2010, and 2009 there were 4.6 million, 2.0 million, and 3.4 million shares, respectively, available for future awards under the 2009 Plan, as amended and restated. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan, as amended and restated.

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

The Company permits employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors, deferring amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33 1/3% match for directors was eliminated for future deferrals. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $37.3, $28.2 and $15.3 for the years ended September 30, 2011, 2010 and 2009, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $13.9, $10.2 and $5.6 for the years ended September 30, 2011, 2010 and 2009, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

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

As of September 30, 2011, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $12.4 and $12.2, respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2011, 2010 and 2009 was $8.3, $21.1 and $9.3, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the fiscal years ended September 30, 2011 and 2009. The weighted-average fair value of options granted in fiscal 2010 was $27.00 per option. This was estimated using the Black Scholes option-pricing model with the following weighted-average assumptions:

2010
Risk-free interest rate	3.98%
Expected life of option	5.5 years
Expected volatility of ENR stock	37.04%
Expected dividend yield on ENR stock	—

As of September 30, 2011, unrecognized compensation costs related to stock options granted was $2.3, which will be recognized in fiscal 2012. For outstanding nonqualified stock options, the weighted-average remaining contractual life is 4.3 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2010	1.00	$47.12
Exercised	(0.23)	36.06
Outstanding on September 30, 2011	0.77	$50.36
Exercisable on September 30, 2011	0.51	$42.97

Restricted Stock Equivalents (RSE)

In October 2006, the Board of Directors approved two grants of RSE. First, a grant to certain employees included 112,350 shares, of which 109,000 shares vested. The second grant for 303,000 shares was awarded to senior executives and consisted of two pieces: 1) 25% of the total restricted stock equivalents granted, or 69,000, net of forfeitures, vested on the third anniversary of the date of grant; 2) substantially all of the remainder of the RSE did not vest because the Company performance target was not achieved.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

In October 2007, the Company granted RSE awards to certain employees which included approximately 234,800 shares, of which 210,000 vested and granted an additional 11,000 shares, all of which fully vested. At the same time, the Company granted RSE awards to senior executives totaling approximately 268,700 shares which vested as follows: 1) 25% of the total restricted stock equivalents granted, or 67,000 net of forfeitures, vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

In October 2008, the Company granted RSE awards to certain employees which included approximately 265,200 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted RSE awards to senior executives totaling approximately 374,600 which vested as follows: 1) 25% of the total restricted stock equivalents granted, or 91,900, net of forfeitures, vested on the third anniversary of the date of grant; 2) the remainder of the RSE did not vest because the Company performance target was not achieved.

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

In October 2009, the Company granted RSE awards to certain employees which included approximately 266,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives. One grant includes approximately 145,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 339,700 performance shares which vests on the date that the Company publicly releases its earnings for its 2012 fiscal year contingent upon the Company’s compound annual growth rate for reported earnings per share (EPS CAGR) for the three year period ending on September 30, 2012. Under the terms of the performance award, 100% of the grant vests if a three year EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves a three year EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is amortized over the vesting period.

In October 2010, the Company granted RSE awards to certain employees which included approximately 313,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 86,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 202,300 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

In November 2010, the Company granted two RSE awards to executive officers. One grant includes approximately 47,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 111,700 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period.

The Company records estimated expense for the performance based grants based on target achievement for the three year period for each respective program unless evidence exists that a different ultimate CAGR is likely to occur. Fair value of the award is determined using the closing share price of the Company's common stock on the date of the grant.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested RSE at October 1, 2010	1.78	$75.0
Granted	0.78	74.9
Vested	(0.32)	83.1
Cancelled	(0.26)	104.8
Nonvested RSE at September 30, 2011	1.98	$69.9

As of September 30, 2011, there was an estimated $54.7 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.3 years. The amount recognized may vary as vesting for a portion of the awards depends on the achievement of the established CAGR targets. The weighted-average fair value for RSE granted in fiscal 2011, 2010 and 2009 was $74.9, $65.6 and $63.2, respectively. The fair value of RSE vested in fiscal 2011, 2010 and 2009 was $25.3, $25.8 and $18.0, respectively.

In November 2011, which is fiscal 2012, the Company granted RSE awards to certain employees which included approximately 310,000 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 130,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 305,000 shares which vests on the date that the Company publicly releases its earnings for its 2014 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2014. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest will be amortized over the vesting period. The closing stock price on the date of the grant used to determine the award fair value was $70.18.

(10) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings. As a result of the ASR acquisition on November 23, 2010, the Company assumed pension and post-retirement obligations and assets including projected benefit obligations. The transfer of these obligations and assets can be seen in the following tables. The ASR transfer included on the following table was partially offset by the exclusion, in fiscal 2011, of certain plan obligations and plan assets of foreign plans deemed immaterial for reporting purposes.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2011	2010	2011	2010
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$1,046.9	$936.3	$44.4	$43.6
Service cost	28.9	32.7	0.5	0.5
Interest cost	55.9	50.2	2.7	2.5
Plan participants' contributions	1.1	1.2	5.0	5.4
Actuarial loss/(gain)	15.0	81.2	(7.1)	(0.1)
Benefits paid, net	(78.1)	(57.3)	(7.3)	(6.6)
Plan amendments	—	—	—	(1.2)
Special termination benefits	9.6	—	—	—
Net transfer primarily due to acquisition	177.7	—	12.5	—
Foreign currency exchange rate changes	4.5	2.6	(0.2)	0.3
Projected Benefit Obligation at end of year	$1,261.5	$1,046.9	$50.5	$44.4
Change in Plan Assets
Fair value of plan assets at beginning of year	$752.8	$699.4	$1.0	$2.2
Net transfer primarily due to acquisition	72.5	—	—	—
Actual return on plan assets	12.3	81.5	—	—
Company contributions	52.7	23.2	2.0	0.9
Plan participants' contributions	1.1	1.2	5.0	5.4
Benefits paid	(78.1)	(57.3)	(7.3)	(7.5)
Foreign currency exchange rate changes	1.7	4.8	—	—
Fair value of plan assets at end of year	$815.0	$752.8	$0.7	$1.0
Funded status at end of year	$(446.5)	$(294.1)	$(49.8)	$(43.4)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

	September 30,
	Pension		Postretirement
	2011	2010	2011	2010
Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets	$1.2	$—	$—	$—
Current liabilities	(7.0)	(6.4)	(2.6)	(2.1)
Noncurrent liabilities	(440.7)	(287.7)	(47.2)	(41.3)
Net amount recognized	$(446.5)	$(294.1)	$(49.8)	$(43.4)
Amounts Recognized in Accumulated Other Comprehensive Loss
Net loss/(gain)	$371.2	$325.4	$(24.1)	$(19.1)
Prior service credit	(42.7)	(47.8)	(20.3)	(23.0)
Transition obligation	0.1	0.9	—	—
Net amount recognized, pre-tax	$328.6	$278.5	$(44.4)	$(42.1)

Changes recognized in other comprehensive income for the year ended September 30, 2011 are as follows:

	Pension	Post-Retirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss
Net loss arising during the year	$66.9	$(6.2)
Effect of exchange rates	2.6	—
Transfer out for foreign plans deemed immaterial	(4.2)	—
Amounts recognized as a component of net periodic benefit cost
Amortization, settlement or curtailment recognition of
net transition obligation	(1.1)	—
Amortization or curtailment recognition of prior service credit	5.6	2.7
Amortization or settlement recognition of net loss/gain	(19.7)	1.2
Total recognized in other comprehensive income	$50.1	$(2.3)

The Company expects to contribute $65.7 to its pension plans and $2.7 to its postretirement plans in fiscal 2012.

The Company’s expected future benefit payments are as follows:

For The Years Ending September 30,
	Pension	Post-Retirement
2012	$86.4	$3.4
2013	76.2	3.3
2014	79.1	3.3
2015	84.1	3.2
2016	86.0	3.2
2017 to 2021	454.3	14.6

The accumulated benefit obligation for defined benefit pension plans was $1,235.3 and $986.7 at September 30, 2011 and 2010, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

the dates indicated.

	September 30,
	2011	2010
Projected benefit obligation	$1,158.9	$932.6
Accumulated benefit obligation	1,146.3	891.7
Fair value of plan assets	711.3	641.3

Pension plan assets in the U.S. plan represent 80% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 56%, (b) debt securities, U.S. bonds: 39% and (c) other: 5%. Actual allocations at September 30, 2011 approximated these targets. The U.S. plan held no shares of ENR stock at September 30, 2011. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

	For The Years Ended September 30,
	Pension			Postretirement
	2011	2010	2009	2011	2010	2009
Service cost	$28.9	$32.7	$31.7	$0.5	$0.5	$0.4
Interest cost	55.9	50.2	52.4	2.7	2.5	2.6
Expected return on plan assets	(63.3)	(62.1)	(60.7)	—	(0.1)	—
Amortization of unrecognized prior service cost	(5.6)	(6.1)	(2.9)	(2.7)	(2.7)	(2.5)
Amortization of unrecognized transition asset	0.2	0.2	0.4	—	—	—
Recognized net actuarial loss/(gain)	14.5	7.7	2.9	(1.3)	(1.5)	(1.6)
Curtailment loss recognized	0.9	—	—	—	—	—
Special termination benefits recognized	9.6	—	—	—	—	—
Settlement loss recognized	5.2	—	3.2	—	—	—
Net periodic benefit cost	$46.3	$22.6	$27.0	$(0.8)	$(1.3)	$(1.1)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2012, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$(20.5)	$1.9
Prior service credit	5.5	2.6

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

	September 30,
	Pension		Postretirement
	2011	2010	2011	2010
Plan obligations:
Discount rate	4.6%	4.8%	4.8%	5.1%
Compensation increase rate	2.7%	3.4%	N/A	N/A
Net periodic benefit cost:
Discount rate	4.7%	5.6%	5.1%	5.9%
Expected long-term rate of return on plan	7.3%	8.0%	3.2%	3.5%
Compensation increase rate	3.4%	3.8%	N/A	N/A

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Specifically, the expected return on equities (U.S. and foreign combined) is 9.38%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 5.05%.

The following table sets forth the fair value of the Company’s pension assets as of September 30, 2011 and 2010 segregated by level within the fair value hierarchy. Refer to Note 15 of the Notes to Consolidated Financial Statements for further discussion on the fair value hierarchy and fair value principles.

	2011 Pension Benefits
ASSETS AT FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$168.1	$109.9	$278.0
International Equity	41.7	134.2	175.9
DEBT
U.S. Gov't	—	230.4	230.4
Other Gov't	—	29.5	29.5
Corporate	—	61.2	61.2
CASH & CASH EQUIVALENTS	8.2	22.3	30.5
OTHER	—	9.5	9.5
TOTAL	$218.0	$597.0	$815.0

	2010 Pension Benefits
ASSETS AT FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$186.3	$94.5	$280.8
International Equity	35.8	134.3	170.1
DEBT
U.S. Gov't	—	196.2	196.2
Other Gov't	—	48.2	48.2
Corporate	—	30.2	30.2
CASH & CASH EQUIVALENTS	6.8	7.3	14.1
OTHER	4.3	8.9	13.2
TOTAL	$233.2	$519.6	$752.8

The $0.7 and $1.0 of postretirement assets were classified as Level 1 at September 30, 2011 and 2010, respectively.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

There were no Level 3 pension and other postretirement plan assets at September 30, 2011 and 2010.

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

Effective January 1, 2010, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan was frozen and future retirement benefits accrue to active non-ASR participants using a new retirement accumulation formula. Under this new formula, active non-ASR participants earn a retirement benefit equal to 6% per annum of their pensionable earnings during a calendar year. In addition, an interest credit is applied to the benefits earned under this revised formula at a rate equal to a 30 year U.S. Treasury note. Finally, active non-ASR participants that met certain age and service criteria as of December 31, 2009, receive a transitional benefit in addition to the pension credit of 6% per annum. This transitional benefit provides an additional pension credit of 2% to 4% per annum of pensionable earnings plus the applicable interest credit, through 2014. As part of the ASR acquisition in early fiscal 2011, Energizer assumed the legacy benefits under the two frozen ASR pension plans.

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

(11) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees, other than legacy ASR employees. The Company matches 50% of participant’s before-tax contributions up to 6% of eligible compensation. Prior to January 1, 2010, after-tax contributions not exceeding 1% of participant's compensation were matched 325% by the Company. Amounts charged to expense during fiscal 2011, 2010, and 2009 were $9.2, $8.0, and $8.1, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings. Also included in the fiscal 2011 expense was $0.9 related to the matching components of two legacy ASR plans. These plans were part of the ASR acquisition that occurred in early fiscal 2011.

(12) Debt

Notes payable at September 30, 2011 and 2010 consisted of notes payable to financial institutions with original maturities of less than one year of $56.0 and $24.9, respectively, and had a weighted-average interest rate of 3.1% and 5.7%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2011	2010
Private Placement, fixed interest rates ranging from 4.1% to 6.6%, due 2012 to 2017	$1,265.0	$1,835.0
Senior Notes, fixed interest rate of 4.7%, due 2021	600.0	$0.0
Term Loan, variable interest at LIBOR + 75 basis points, or 1.0%, due December 2012	447.5	453.5
Total long-term debt, including current maturities	2,312.5	2,288.5
Less current portion	106.0	266.0
Total long-term debt	$2,206.5	$2,022.5

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company’s total borrowings were $2,368.5 at September 30, 2011, including $503.5 tied to variable interest rates, of which $300 is hedged via the interest rate swap noted below. The Company maintains total debt facilities of $2,818.5, exclusive of available borrowings under the receivables securitization program, of which $438.2 remained available as of September 30, 2011, as reduced by $11.8 of outstanding letters of credit.

On May 19, 2011, the Company issued $600.0 principal amount of 4.7% Senior Notes due on May 2021. Interest is payable semi-annually beginning November 2011.
The net proceeds from the sale of the notes were used for repayment of indebtedness and for general corporate purposes including fees and expenses related to the debt offering. The indebtedness that was repaid included the following:

•	$25.0 Private Placement notes with a fixed interest rate of 3.86%, due June 30, 2011,

•	$140.0 Private Placement notes with a fixed interest rate of 6.05%, due June 30, 2011,

•
$333.3 for the early redemption of certain Private Placement notes with fixed interest rates ranging from 3.9% to 6.1%, due 2011 to 2013. This included the payment of $310.0 in principal, $19.9 of “make-whole” premiums due to the early retirement of the debt and $3.4 of accrued interest on the notes at the time of the redemption,

•	$82.8 outstanding indebtedness under our $450.0 U.S. revolving credit facility,

•	$14.4 outstanding indebtedness under our receivables securitization program, and

•	$4.5 in fees and expenses related to the debt offering.

On May 6, 2011, the Company’s $450 U.S. revolving credit facility was renewed for a five year term. This renewal represents an increase in the amount available under this revolving line of credit as compared to the $275 available under the facility prior to the renewal. At September 30, 2011, there were no outstanding borrowings under this facility.

During the second quarter of fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012 at an interest rate of 1.9%.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its EBITDA, as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, the ratio of indebtedness to EBITDA may not exceed 4.00 to 1. However, if the ratio is above 3.50 to 1, the Company is required to pay an additional 75 basis points in interest for the period in which the ratio exceeds 3.50 to 1. In addition, under the credit agreements, the ratio of its current year EBIT, as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its proforma EBITDA was 2.92 to 1, and the ratio of its proforma EBIT to total interest expense was 4.33 to 1, as of September 30, 2011. These ratios were negatively impacted by a significant portion of the pre-tax charges associated with the Household Products restructuring activities in fiscal 2011 as such charges reduced EBITDA as defined in the agreements. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, such as ASR in fiscal 2011, the EBITDA is calculated on a proforma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

On May 2, 2011, the Company amended and renewed, for a three year term, its existing receivables securitization program. Borrowings under this program, which may not exceed $200, receive favorable treatment in the Company's debt compliance covenants. At September 30, 2011, $35.0 was outstanding under this facility.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2011 are as follows for the fiscal years’ noted: $106.0 in 2012, $566.5 in 2013, $140.0 in 2014, $230.0 in 2015, $210.0 in 2016 and $1,060.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(13) Preferred Stock

The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2011, there were no shares of preferred stock outstanding.

(14) Shareholders’ Equity

At September 30, 2011, there were 300 million shares of ENR stock authorized, of which approximately 1.3 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 1.7 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of ENR common stock, with no commitments by the Company to repurchase such shares. On July 24, 2006, the Board of Directors approved the repurchase of up to an additional 10 million shares. In fiscal 2011, the Company repurchased 3.7 million shares of Energizer common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $276. Since the end of fiscal 2011 and through November 20, the Company repurchased an additional 0.8 million shares of its common stock at a total cost of approximately $56. All of the shares were purchased in the open market under the Company's current authorization from its Board of Directors. The Company has approximately 3.4 million shares remaining on the above noted Board authorization to repurchase its common stock in the future. Future purchases may be made from time to time on the open market or through privately negotiated transactions, subject to corporate objectives and the discretion of management.

(15) Financial Instruments and Risk Management

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 19.5%, 20.1% and 21.4% of total net sales in fiscal 2011, 2010 and 2009, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $118.8 at September 30, 2011. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2011 and 2010 as well as the Company’s objectives and strategies for holding these derivative instruments.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, hedging instruments are used by the Company to reduce exposure to variability in cash flows associated with future purchases of zinc or other commodities. The fair market value of the Company's outstanding hedging instruments included in Accumulated other comprehensive loss on the Consolidated Balance Sheets was an unrealized pre-tax loss of $6.2 and pre-tax gain of $1.0 at September 30, 2011 and 2010, respectively. Over the next twelve months, approximately $5.6 of the loss included in Accumulated other comprehensive loss will be recognized in earnings. Contract maturities for these hedges extend into fiscal year 2013. There were 18 open contracts at September 30, 2011. These hedge contracts cover approximately 90% of estimated zinc purchases in fiscal 2012.

Foreign Currency Risk A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar, and to a lesser extent, the Euro can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Japanese yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2011 and 2010, respectively, the Company had an unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $3.3 and unrealized pre-tax loss of $16.8 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2011 levels, over the next twelve months, approximately $2.7 of the pre-tax gain included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2013. There were 64 open contracts at September 30, 2011 with a total notional value of approximately $360.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2011, the Company had $503.5 of variable rate debt outstanding. During fiscal 2009, the Company entered into interest rate swap agreements with two major financial institutions that fixed the variable benchmark component (LIBOR) of the Company’s interest rate on $300 of the Company’s variable rate debt through December 2012. At September 30, 2011 and 2010, respectively, the Company had an unrealized pre-tax loss on these interest rate swap agreements of $4.7 and $7.8 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

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

The following table provides fair values as of September 30, 2011 and 2010, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2011 and 2010, respectively.

	At September 30, 2011	For Twelve Months Ended September 30, 2011
		Gain/(Loss)	Gain/(Loss) Reclassified From
Derivatives designated as	Fair Value	Recognized	OCI into Income
Cash Flow Hedging Relationships	Asset(Liability) (1) (2)	in OCI(3)	(Effective Portion) (4) (5)
Foreign currency contracts	$3.3	$(4.5)	$(24.6)
Commodity contracts (6)	(6.2)	(5.2)	1.0
Interest rate contracts	(4.7)	3.1	—
Total	$(7.6)	$(6.6)	$(23.6)

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	At September 30, 2010	For Twelve Months Ended September 30, 2010
			Gain/(Loss)
		Gain/(Loss)	Reclassified From
Derivatives designated as	Fair Value	Recognized	OCI into Income
Cash Flow Hedging Relationships	Asset (Liability) (1) (2)	in OCI (3)	(Effective Portion) (4) (5)
Foreign currency contracts	$(16.8)	$(12.3)	$(10.8)
Commodity contracts	1.0	1.4	7.3
Interest rate contracts	(7.8)	(11.2)	—
Total	$(23.6)	$(22.1)	$(3.5)

(1)	All derivative assets are presented in other current assets or other assets.

(2)	All derivative liabilities are presented in other current liabilities or other liabilities.

(3)	OCI is defined as other comprehensive income.

(4)	Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in other financing, commodity contracts in Cost of products sold.

(5)
Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion recognized in income was insignificant to the twelve months ended September 30, 2011.

(6)
At September 30, 2011, $0.2 of gains associated with the Company's commodity contracts were capitalized to AOCI. The loss will be reclassified from AOCI into income as a result of inventory being sold.

The following table provides fair values as of September 30, 2011 and 2010, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2011 and 2010, respectively.

	At September 30, 2011	For Twelve Months Ended September 30, 2011
Derivatives not designated as	Fair Value	Gain/(Loss)	Income Statement
Cash Flow Hedging Relationships	Asset (Liability)	Recognized in Income	Classification
Share option	$(3.4)	$(0.6)	SG&A
Foreign currency contracts	0.4	4.5	Other financing
Total	$(3.0)	$3.9

	At September 30, 2010	For Twelve Months Ended September 30, 2010
Derivatives not designated as	Fair Value	Gain/(Loss)	Income Statement
Cash Flow Hedging Relationships	Asset (Liability)	Recognized in Income	Classification
Share option	$(2.9)	$0.6	SG&A
Foreign currency contracts	2.8	(5.4)	Other financing
Total	$(0.1)	$(4.8)

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

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company’s financial assets and liabilities, which are carried at fair value, as of September 30, 2011 and 2010 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Level 2
	September 30,
	2011	2010
Assets/(Liabilities) at fair value:
Deferred Compensation	$(147.6)	$(136.4)
Derivatives - Foreign Exchange	3.7	(14.0)
Derivatives - Commodity	(6.2)	1.0
Derivatives - Interest Rate Swap	(4.7)	(7.8)
Share Option	(3.4)	(2.9)
Total Assets/(Liabilities) at fair value	$(158.2)	$(160.1)

At September 30, 2011 and 2010 the Company had no level 1 or level 3 financial assets or liabilities.

See Note 9 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

At September 30, 2011 and 2010, the fair market value of fixed rate long-term debt was $1,969.3 and $2,077.5, respectively, compared to its carrying value of $1,865.0 and $1,835.0, respectively. The book value of the Company’s variable rate debt approximates fair value. The fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate fair value.

At September 30, 2011, the fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities.

Japan Earthquake and Related Events On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. Further compounding the situation, nuclear power plants were damaged causing concerns about the possible meltdown of nuclear reactors and the release of harmful radioactive materials. The tragic events have severely disrupted the Japanese economy, the third largest in the world.

The Company is party to several foreign exchange hedging contracts for the Japanese Yen, which are accounted for as cash flow hedges. These contracts hedge the variability of cash flows resulting from changes to foreign currency exchange rates related to the cash settlement of future inventory purchases. The contracts are established and based on a forecast of future inventory purchases. At September 30, 2011, the Company had a pre-tax loss of approximately $7 included in Accumulated Other Comprehensive Loss on the Balance Sheet related to hedging contracts in Japan. This loss relates to foreign exchange contracts accounted for as cash flow hedges with maturities throughout fiscal 2012. As of September 30, 2011, contracts with maturities extending into fiscal 2013 are not material. As noted previously, we continue to monitor activities in Japan, and, to date, have not seen any material change in inventory purchasing to meet future consumer demand. However, a reduction of forecasted inventory purchases may result in a portion of current or future foreign exchange contracts to no longer qualify as cash flow hedges. This may result in an acceleration of the recognition of the amounts included in Accumulated other comprehensive income in the consolidated balance sheet. At this time, we consider these forecasted inventory purchases to be probable.

(16) Environmental and Legal Matters

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

Accrued environmental costs at September 30, 2011 were $7.1, exclusive of accrued costs associated with the recent ASR

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

acquisition, of which $1.6 is expected to be spent in fiscal 2012. This accrual is not measured on a discounted basis. In addition, the Company has accrued environmental costs included in the ASR opening balance sheet at the time of acquisition of approximately $13, of which approximately $1 is expected to be spent in fiscal 2012. The ASR liability was measured using a discount rate of 4%. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

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

(17) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $32.6, $30.5 and $32.2 in fiscal 2011, 2010 and 2009, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2011, were $27.8 in fiscal 2012, $21.1 in fiscal 2013, $17.0 in fiscal 2014, $13.1 in fiscal 2015, $11.3 in fiscal 2016 and $30.8 thereafter. These leases are primarily for office facilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(18) Supplemental Financial Statement Information
The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2011	2010
Inventories
Raw materials and supplies	$95.5	$79.5
Work in process	139.9	133.3
Finished products	418.0	453.5
Total inventories	$653.4	$666.3
Other Current Assets
Miscellaneous receivables	$58.6	$50.2
Deferred income tax benefits	189.2	160.4
Prepaid expenses	84.3	78.3
Other	42.3	19.8
Total other current assets	$374.4	$308.7
Property, plant and equipment
Land	$39.4	$37.3
Buildings	297.4	283.6
Machinery and equipment	1,719.8	1,644.2
Construction in progress	71.7	64.6
Total gross property	2,128.3	2,029.7
Accumulated depreciation	(1,242.9)	(1,189.1)
Total property, plant and equipment, net	$885.4	$840.6
Other Current Liabilities
Accrued advertising, promotion and allowances	$316.0	$331.3
Accrued salaries, vacations and incentive compensation	110.4	101.5
Returns reserve	48.5	51.5
Restructuring reserve	7.2	2.6
Other	225.6	204.7
Total other current liabilities	$707.7	$691.6
Other Liabilities
Pensions and other retirement benefits	$497.2	$333.7
Deferred compensation	151.7	153.5
Deferred income tax liabilities	453.8	449.4
Other non-current liabilities	93.6	75.7
Total other liabilities	$1,196.3	$1,012.3

Allowance for Doubtful Accounts	2011	2010	2009
Balance at beginning of year	$13.2	$11.3	$11.2
Impact of acquisition	0.8	—	—
Provision charged to expense, net of reversals	4.6	4.6	5.9
Write-offs, less recoveries, translation, other	(2.7)	(2.7)	(5.8)
Balance at end of year	$15.9	$13.2	$11.3

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Income Tax Valuation Allowance	2011	2010	2009
Balance at beginning of year	$11.0	$10.3	$9.1
Provision charged to expense	11.4	2.7	1.2
Reversal of provision charged to expense	(4.6)	(1.3)	—
Write-offs, translation, other	(5.2)	(0.7)	—
Balance at end of year	$12.6	$11.0	$10.3

Supplemental Disclosure of Cash Flow Information	2011	2010	2009
Interest paid, including cost of early debt retirement	$141.8	$122.1	$150.4
Income taxes paid	206.4	131.5	167.3

(19) Segment Information

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care) and Household Products (Battery and Lighting Products). On November 23, 2010, which is in the first fiscal quarter of 2011, we completed the acquisition of American Safety Razor (ASR). ASR is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company’s Personal Care segment. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, integration or business realignment activities, including the Household Products restructuring activities in fiscal 2011 and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level.

The Company’s operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. Such allocations do not represent the costs of such services if performed on a stand-alone basis. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the businesses.

The reduction in gross profit associated with the write-up and subsequent sale of the inventory acquired in the ASR acquisition in November 2010, which was $7.0 for fiscal 2011 and the shave preparation acquisition in June 2009, which was $3.7 for fiscal 2009, as well as the related expenses and integration costs for each of the acquisitions are not reflected in the Personal Care segment, but rather presented below segment profit, as they are non-recurring items directly associated with the acquisition. Such presentation reflects management’s view on how it evaluates segment performance.

For the year ended September 30, 2011, the Company recorded expense of $1.8 related to the devaluation of its net monetary assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. These results reflect an exchange rate of 5.6 Venezuelan Bolivar Fuerte to one U.S. dollar. In the prior fiscal year, the Company recorded a pre-tax loss of $18.3 due primarily to the devaluation of our Venezuela affiliates' U.S. dollar based intercompany payable as a result of the official devaluation of the exchange rate between the U.S. dollar and the Venezuelan Bolivar Fuerte. These impacts, which are included in Other financing on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and spending, have been negatively impacted in fiscal 2011 on a comparative basis to fiscal 2010 by translating at less favorable exchange, primarily in the first fiscal quarter of 2011, and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The segment impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are shown separately in the tables provided in the division discussions.

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.7% Senior Notes due May 2021, with interest paid semi-annually beginning November, 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of the certain private placement notes resulted in the payment of “make whole” premiums totaling $19.9, pre-tax, which are reflected as a separate line item on the Consolidated Statements of Earnings as well as the reconciliation of segment results to total earnings before income taxes included in this footnote. See Note 12 to the Consolidated Financial Statements for further details.

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

The presentation for inventory write-up, acquisition integration and other costs, cost of early debt retirements, VERO/RIF costs and favorable PTO adjustment reflects management’s view on how it evaluates segment performance.

Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Net Sales	2011	2010	2009
Personal Care	$2,449.7	$2,048.6	$1,890.3
Household Products	2,196.0	2,199.7	2,109.5
Total net sales	$4,645.7	$4,248.3	$3,999.8

	2011	2010	2009
Operating Profit
Personal Care	$408.4	$366.6	$341.1
Household Products	410.6	451.1	398.6
Total operating profit	819.0	817.7	739.7
General corporate and other expenses	(119.9)	(108.4)	(97.4)
Household Products restructuring	(79.0)	—	—
ASR transaction costs/integration	(13.5)	(0.5)	—
Venezuela devaluation/other impacts	(1.8)	(18.3)	—
Cost of early debt retirements	(19.9)	—	—
VERO/RIF	—	—	(38.6)
PTO policy change	—	—	24.1
Acquisition inventory valuation	(7.0)	—	(3.7)
Amortization	(21.3)	(13.6)	(13.1)
Interest and other financing items	(150.6)	(133.5)	(165.7)
Total earnings before income taxes	$406.0	$543.4	$445.3

Depreciation and Amortization
Personal Care	$78.9	$57.9	$50.9
Household Products	63.5	65.8	65.6
Total segment depreciation and amortization	142.4	123.7	116.5
Corporate	38.9	15.5	13.9
Total depreciation and amortization	$181.3	$139.2	$130.4

Total Assets
Personal Care	$1,318.0	$1,156.6
Household Products	1,257.5	1,299.1
Total segment assets	2,575.5	2,455.7
Corporate	734.4	841.6
Goodwill and other intangible assets, net	3,353.5	3,090.6
Total assets	$6,663.4	$6,387.9

Capital Expenditures
Household Products	$61.0	$69.2	$80.8
Personal Care	36.6	38.2	56.9
Total segment capital expenditures	97.6	107.4	137.7
Corporate	0.4	1.3	2.0
Total capital expenditures	$98.0	$108.7	$139.7

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis:

	2011	2010	2009
Net Sales to Customers
United States	$2,341.9	$2,196.8	$2,100.1
International	2,303.8	2,051.5	1,899.7
Total net sales	$4,645.7	$4,248.3	$3,999.8

Long-Lived Assets
United States	$615.6	$532.3
Germany	93.3	106.2
Singapore	81.7	79.6
Other International	126.7	149.7
Total long-lived assets	$917.3	$867.8

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.3%, 5.7% and 5.1% of the Company’s total net sales in fiscal 2011, 2010 and 2009, respectively. Net sales to customers in all other single foreign countries represented less than 5% of the Company’s total net sales for each of the three years presented.

Supplemental product information is presented below for net sales:

	2011	2010	2009
Net Sales
Wet Shave	$1,637.4	$1,265.1	$1,118.1
Alkaline batteries	1,311.7	1,327.9	1,264.3
Other batteries and lighting products	884.3	871.8	845.2
Skin Care	417.6	383.0	364.0
Feminine Care	195.1	198.8	214.1
Infant Care	198.0	201.7	194.1
Other personal care products	1.6	—	—
Total net sales	$4,645.7	$4,248.3	$3,999.8

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(20) Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Data are computed independently for each of the periods presented. As a result, the sum of the amounts for the quarter may not equal the total for the year.

	First	Second	Third	Fourth
Fiscal 2011

Net sales	$1,177.1	$1,035.3	$1,234.5	$1,198.8
Gross profit	555.6	471.1	573.0	546.0

Net earnings	110.4	39.1	65.9	45.8

Basic earnings per share	$1.56	$0.56	$0.95	$0.67
Diluted earnings per share	$1.55	$0.55	$0.94	$0.67

Items increasing/(decreasing) net earnings:
Household Products restructuring	$(1.3)	$(30.0)	$(16.9)	$(15.3)
Early debt retirement/duplicate interest	—	—	(12.5)	(1.9)
ASR transaction costs/integration	(3.8)	(0.9)	(2.5)	(1.2)
Acquisition inventory valuation	(1.7)	(2.7)	—	—
Other realignment/integration costs	(0.2)	(1.9)	0.2	(0.1)
Venezuela devaluation/other impacts	(2.3)	1.0	—	(0.5)
Valuation allowance, other tax adjustments, prior year foreign tax benefits	—	—	1.1	(10.8)

	First	Second	Third	Fourth
Fiscal 2010

Net sales	$1,176.7	$935.1	$1,076.8	$1,059.7
Gross profit	560.2	447.2	517.6	494.3

Net earnings	125.7	88.5	104.0	84.8

Basic earnings per share	$1.80	$1.27	$1.48	$1.21
Diluted earnings per share	$1.78	$1.25	$1.47	$1.20

Items increasing/(decreasing) net earnings:
Venezuela devaluation/other impacts	$(25.5)	$2.8	$5.7	$2.8
VERO/separation costs	—	—	(0.1)	0.2
Integration costs	(1.0)	(0.6)	(0.3)	0.1
Provisions for restructuring and related costs	(3.5)	(0.5)	(0.5)	(1.1)
Tax benefits - special foreign tax credit	—	—	—	23.5
Valuation allowance, other tax adjustments, prior year foreign tax benefits	—	—	3.7	2.4