Form 10-K, Exhibit 13
period 2012-09-30
ENERGIZER HOLDINGS INC
filed 2012-11-20
CIK 1096752

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company or Energizer) historical basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” presented later in this section. The Company reports results in two segments: Personal Care, which includes Wet Shave, Skin Care, Feminine Care and Infant Care products and Household Products, which includes batteries and portable lighting products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future company-wide or segment sales, earnings and earnings per share, investments, initiatives, capital expenditures, product launches, consumer trends, cost savings related to restructuring projects and the timing of such savings, improvements to working capital levels and the timing and savings associated with such improvements, the impact of price increases, advertising and promotional spending, the impact of foreign currency movements, category value and future growth in our businesses. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” "predict," “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

•	General market and economic conditions;

•	The success of new products and the ability to continually develop new products;

•	Energizer's ability to predict category and product consumption trends;

•	Energizer's ability to continue planned advertising and other promotional spending;

•	Energizer's ability to timely execute its strategic initiatives in a manner that will positively impact our financial condition and results of operations and does not disrupt our business operations;

•	The impact of strategic initiatives on Energizer's relationships with its employees, its major customers and vendors;

•	Energizer's ability to improve operations and realize cost savings including savings expected from our restructuring plan announced in November 2012;

•	The impact of raw material and other commodity costs;

•	The impact of foreign currency exchange rates and offsetting hedges on Energizer's profitability for the year with any degree of certainty;

•	The impact of interest and principal repayment of our existing and any future debt;

•	The impact of legislative or regulatory determinations or changes by federal, state, local and foreign authorities, including taxing authorities;

•	The impact of currency movements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in our Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer’s publicly filed documents.

Non-GAAP Financial Measures

While Energizer Holdings, Inc. reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as, but not limited to, historic and estimated future operating results, working capital as a percent of net sales, free cash flow, changes in organic net sales, segment profit and operating results, as adjusted to exclude the impact of certain charges and recoveries, such as the impact of changes in foreign currencies, the results of operations in Venezuela, the acquisition of American Safety Razor (ASR) and the related integration and transaction costs, the costs associated with restructuring and other realignment activities and refinancing costs. The Company believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing analysis. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

Company Overview

General
Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world’s largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company. The Company employed approximately 14,600 colleagues globally at September 30, 2012 and had fiscal 2012 net sales of approximately $4.6 billion. The Company manufactures and/or packages product in more than a dozen countries and sells products throughout the world.

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care Products) and Household Products (Battery and Portable Lighting Products).

The Company's two divisions have distinct priorities to enhance the combined enterprise and deliver strategic objectives. Personal Care is focused on maximizing sales and profit growth through innovation, product line extensions and share gains. Household Products is focused on stabilizing profitability in a challenging and declining battery category to deliver strong cash flows from our core battery and portable lights portfolio, while making select investments that provide near-term returns. Both divisions are targeting improved working capital management as a key business objective.

Personal Care includes Wet Shave products sold under the Schick, Wilkinson Sword, Edge, Skintimate and Personna brand names as well as value-priced private label razors, Skin Care products sold under the Banana Boat, Hawaiian Tropic, Wet Ones and Playtex brand names, Feminine Care products sold under the Playtex brand name and Infant Care products sold under the Playtex and Diaper Genie brand names.

We manufacture and distribute Schick and Wilkinson Sword razor systems (SWS), composed of razor handles and refillable blades, and disposable shave products for men and women. SWS's primary markets are the U.S., Japan and the larger countries of Western Europe. We believe SWS holds the #2 global market share position in wet shaving. We also believe that Edge and Skintimate, which are part of our wet shave portfolio, are U.S. market leading brands in shave preparation products, including shaving gels and creams.

In Skin Care, we market sun care products under the Banana Boat and Hawaiian Tropic brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category, and we have experienced meaningful growth in these product lines in markets outside the U.S. over the last several years. The sun care category varies by geographic region, but generally is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. Also in Skin Care, we offer

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Wet Ones hands and face wipes and Playtex household gloves, both of which are leading branded products in their respective categories in the U.S.
In Feminine Care, we believe Playtex is the second largest selling tampon brand overall in the U.S. We offer plastic applicator tampons under the Playtex Gentle Glide and Playtex Sport brands, and Playtex Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene.
In Infant Care, we market a broad range of products including bottles, cups, and mealtime products under the Playtex brand name. We also offer a line of pacifiers, including the Ortho-Pro and Binky pacifiers. We believe our Playtex Diaper Genie brand of diaper disposal systems leads the U.S. diaper pail category. The Diaper Genie brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film. Recently, we extended this technology, including the pail and oder-proof plastic film refills via the launch of Litter Genie, a product designed to provide a more convenient and effective way for cat owners to dispose of litter.
Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting. Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industry. Its brand names Energizer and Eveready have worldwide recognition for quality and dependability, and are marketed and sold around the world.

In household batteries, we offer batteries using carbon zinc, alkaline, rechargeable and lithium technologies. These products are marketed and sold in the price, premium and performance segments. This allows us to penetrate a broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network, which also provides a platform for the distribution of our personal care products.

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates based on data from various industry sources, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry sources and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general insights but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section of this Annual Report on Form 10-K. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Fiscal 2012 Summary
In fiscal 2012, the Company delivered net earnings of $408.9 and earnings per diluted share of $6.22 (adjusted earning per diluted share of $6.20 as shown in the reconciliation below), which was in line with the Company's earnings outlook for fiscal 2012, following a year of investment in fiscal 2011.
Personal Care net sales grew 1.2% including the negative impact of unfavorable currencies, which partially offset the increase due to the full year ownership of ASR. While organic sales growth in Personal Care was modest in fiscal 2012, this followed a year of mid-single digit growth in fiscal 2011 driven by the continuation of Schick Hydro launch activities. From a segment profit standpoint, Personal Care segment profit increased to $470.7, up 15.3% as gross margins improved post-launch and advertising and sales promotional spending returned closer to pre-launch levels.
We continue to face difficult category and competitive pressures in Household Products, which was evident in a decline in organic sales of more than 3%. However, despite the net sales decline, segment profit, excluding the negative impact of currencies of $22.5, increased somewhat due to improved product costs due primarily to savings generated from the 2011 Household Products manufacturing footprint restructuring and disciplined cost containment initiatives.
Key highlights for fiscal 2012 included:

•	Earnings per diluted share of $6.22, and net earnings of $408.9,

•
Gross margin of 46.8%, up 60 basis points from fiscal 2011, and up 100 basis points excluding the unfavorable impact of currencies, due to improved product costs including the impact of the 2011 battery manufacturing footprint restructuring, and reduced promotional activity, and favorable pricing and product costs in Personal Care, as the Schick Hydro launch further matures,

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

•	Net cash flow from operating activities was $631.6, up $219.1 or 53% as compared to fiscal 2011 and returning to a more normalized level after a year of significant investments in fiscal 2011,

•	Refinancing of the Company's maturing term loan and a matured private placement note via the issuance of $500.0 principal amount of 4.70% ten year notes,

•	Improved working capital as a percent of net sales, which declined to 21.4% for fiscal 2012 as compared to 22.9% in fiscal 2011,

•	Payment of the Company's first quarterly dividend of $0.40 per share of common stock in September, and

•	The repurchase of 5.9 million shares of the Company's common stock at a cost of approximately $418.

While the Company has made improvements to its battery manufacturing footprint, and has initiated efforts to reduce working capital investment in a meaningful way, continued competitive and growth challenges and a desire to ensure an appropriate level of operating flexibility has led to a comprehensive enterprise-wide review of the Company's cost structure and operating model.
2013 Restructuring Initiatives
In November 2012, which was in the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the Company's management to determine the final plan with respect to these initiatives.

The Company expects to achieve gross annualized pre-tax cost savings of approximately $200 million as a result of this restructuring plan. The Company expects that nearly three quarters of the savings will improve profitability, and the remaining portion of the savings will be re-invested in the business to drive long-term growth. The Company estimates one-time charges associated with achieving these benefits to be near of $250, of which approximately 25% to 30% are estimated to be non-cash charges.

The Company expects that a substantial portion of the actions necessary to achieve the targeted savings should be completed by the end of fiscal 2014 and the total on-going savings are expected to be fully realized in fiscal 2015. A majority of the one-time charges associated with these initiatives are expected to be recorded within the next 12 to 20 months as restructuring costs will likely be incurred ahead of achieving estimated savings.

These actions are expected to reduce the global workforce by more than 10%, or approximately 1,500 colleagues.

In order to achieve these savings, we are undertaking efforts to:

•	Rationalize and streamline operations facilities in the Household Products Division:

◦	Close Maryville, MO battery manufacturing facility

◦	Close St. Albans, VT battery manufacturing facility

◦	Close Tampoi, Malaysia battery packaging facility

◦	Streamline Asheboro, NC battery manufacturing and packaging facilities

◦	Streamline Walkerton, Canada packaging facility

◦	Streamline lights manufacturing in China

•	Consolidate G&A functional support across the organization;

•	Streamline the Household Products Division product portfolio to enable increased focus on our core battery and portable lighting business;

•	Streamline the marketing organization within our Household Products division;

•	Optimize our go-to-market strategies and organization structures within our international markets;

•	Reduce overhead spending including changes to benefit programs and other targeted spending reductions; and

•	Create a center-led purchasing function to drive procurement savings.
The Company expects these savings will generate increased cash flow and improve key operating metrics, including gross

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

margin and overheads as a percent of sales. In addition, approximately a quarter of the gross savings will be used to increase investment in brand building and innovation to drive future growth, and enable investments in information technology systems to improve capabilities and reduce costs.

Financial Results
For the year ended September 30, 2012, net earnings were $408.9, or $6.22 per diluted share, compared to net earnings of $261.2 or $3.72 per diluted share, in fiscal 2011 and $403.0, or $5.72 per diluted share, in fiscal 2010. Total average diluted shares outstanding were 65.7 million, 70.3 million and 70.5 million for fiscal 2012, 2011 and 2010, respectively. The decline in average diluted shares outstanding over the time period presented was the result of share repurchase activity.

Diluted earnings per share (EPS) for each fiscal year were impacted by certain items related to restructuring and realignment activities, costs associated with the acquisition and integration of acquired businesses, refinancing activities, certain tax adjustments to update prior year provisions/benefits and net deferred tax balances and recognize the tax benefit of certain foreign dividends and the devaluation and implementation of highly inflationary accounting in Venezuela. The impacts of these items on both reported net earnings and net earnings per diluted share are provided below as a reconciliation of net earnings and net earnings per diluted share to adjusted net earnings and adjusted net earnings per diluted share, which are non-GAAP measures.

	For The Years Ended September 30,
	Net Earnings			Diluted EPS
	2012	2011	2010	2012	2011	2010
Diluted Net Earnings/EPS - GAAP	$408.9	$261.2	$403.0	$6.22	$3.72	$5.72
Impacts, net of tax: expense (income)
Household Products restructuring	(5.7)	63.3	—	(0.09)	0.89	—
Early debt retirement / duplicate interest	—	14.4	—	—	0.21	—
Other realignment/integration	10.2	10.5	7.6	0.15	0.15	0.10
Acquisition inventory valuation	—	4.4	—	—	0.06	—
Venezuela (VZ) devaluation/other	—	1.8	14.2	—	0.03	0.20
Early termination of interest rate swap	1.1	—	—	0.02	—	—
Valuation allowance, other tax adjustments	(7.0)	9.7	(29.6)	(0.10)	0.14	(0.42)
Diluted Net Earnings/EPS - adjusted (Non-GAAP)	$407.5	$365.3	$395.2	$6.20	$5.20	$5.60

Operating Results

Net Sales

Net Sales - Total Company
For the Years Ended September 30,
	2012	% Chg	2011	% Chg	2010
Net sales - prior year	$4,645.7		$4,248.3		$3,999.8
Organic	(55.6)	(1.2)%	42.0	1.0%	80.7
Impact of currency	(69.1)	(1.5)%	108.4	2.6%	101.4
Change in VZ - post devaluation	—	—%	(15.3)	(0.4)%	(23.3)
Incremental impact of acquisitions	46.2	1.0%	262.3	6.2%	89.7
Net sales - current year	$4,567.2	(1.7)%	$4,645.7	9.4%	$4,248.3

Net sales for fiscal 2012 were $4,567.2, down $78.5 or 1.7%, as compared to fiscal 2011 including the unfavorable impact of currencies of approximately $69. Excluding the unfavorable impact of currencies, sales were essentially flat as incremental sales related to the full year ownership of ASR and organic sales growth in Personal Care were offset by declines in Household Products. Organically, net sales grew 0.6% in Personal Care, which was following mid-single digit organic growth in fiscal

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

2011 as the prior year included continued launch activities for Schick Hydro. Organically, net sales in Household Products declined 3.2% in fiscal 2012 due, in part, to continued category softness and a loss in market share, primarily in the U.S., due to lost shelf space and display activities.

Net sales for fiscal 2011 were $4,645.7, an increase of $397.4, or 9.4%, as compared to fiscal 2010, due primarily to the inclusion of ASR and the favorable impacts of currencies. On an organic basis, net sales for the fiscal year increased 1.0% as higher sales in Personal Care due, in part, to the Schick Hydro launch, higher sales of disposable razors and increased revenue in Skin Care were offset by declines in Household Products and legacy men's razor systems.

For further discussion regarding net sales in Personal Care and Household Products, please see the section titled “Segment Results” provided below.

Gross Profit
Gross profit dollars were $2,137.9 in fiscal 2012, $2,145.7 in fiscal 2011 and $2,019.3 in fiscal 2010. The slight decrease in gross profit in fiscal 2012 as compared to fiscal 2011 was due to the decline in net sales noted above including the negative impact of unfavorable currencies, partially offset by improved gross margin as a percent of net sales.

Gross Margin as a percent of net sales for fiscal 2012 was 46.8%, up approximately 60 basis points as compared to fiscal 2011. This increase in gross margin as a percent of net sales was more pronounced excluding the unfavorable impact of currencies, which negatively impacted the year over year comparison by approximately 40 basis points. Exclusive of the unfavorable impact of currencies, gross margin as a percent of net sales improved approximately 100 basis points in fiscal 2012 due primarily to improved product costs, including savings from the 2011 Household Products manufacturing footprint changes, and the impact of favorable pricing and product costs in Personal Care.
Gross margin as a percent of net sales was 46.2% in fiscal 2011 and 47.5% in fiscal 2010. The decrease in fiscal 2011 was due primarily to the inclusion of lower margin ASR products, which reduced gross margin by approximately 130 basis points during the period as compared to fiscal 2010. In addition, higher commodity costs primarily in batteries, and higher introductory coupon and trade promotion related to the Schick Hydro launch were offset by favorable currencies and product mix.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $895.1, or 19.6% of net sales as compared to $856.1, or 18.4% of net sales for fiscal 2011. The dollar increase of $39.0 includes approximately $7 for costs associated with the Company's recent enterprise-wide review of its operating model and cost structure. In addition, fiscal 2012 includes higher costs of approximately $13, as compared to fiscal 2011, related to the increase in the underlying value of the Company's unfunded deferred compensation liabilities due to the increase in the value of market securities. Other increases in SG&A for fiscal 2012 as compared to 2011 included pension expense, up approximately $7, due primarily to the impact of lower market interest rates on the value of pension liabilities and higher incentive compensation, as short and long term performance targets were achieved in fiscal 2012 and were not achieved in fiscal 2011 due, in part, to our prior year strategic investments.

Advertising and Sales Promotion
For fiscal 2012, advertising and sales promotion (A&P) was $449.5, down $74.5 as compared to fiscal 2011. A&P as a percent of net sales for fiscal 2012 was 9.8% as compared to 11.3% of net sales in fiscal 2011. The prior fiscal year included significant A&P spending related to the continued launch of Schick Hydro. We planned for A&P spending to return closer to pre-launch levels in fiscal 2012. The Schick Hydro launch was initiated in North America in April 2010.

A&P expense was 9.8%, 11.3% and 10.9% of sales for fiscal 2012, 2011 and 2010, respectively. The higher level of A&P spending in relation to net sales in fiscal 2011 and 2010 was due to significant launch activities for Schick Hydro. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

Research and Development
Research and development (R&D) expense was $112.5 in fiscal 2012, $108.3 in fiscal 2011 and $97.1 in fiscal 2010. The increase in fiscal 2012 was due primarily to normal cost increases including salary merit increases. The increase in fiscal 2011 as compared to fiscal 2010 reflects the inclusion of ASR, which added approximately $7. As a percent of sales, R&D expense was approximately 2.5% in fiscal 2012 and 2.3% for both fiscal 2011 and 2010.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Interest, Other Financing, net and Cost of Early Debt Retirements
Interest expense for fiscal 2012 was $127.3, an increase of $5.9 as compared to fiscal 2011 due primarily to the combined affects of higher average borrowings and a slightly higher average borrowing rate.

On May 24, 2012, the Company issued $500.0 aggregate principal amount of 4.70% Senior Notes due in May 2022, with interest paid semi-annually each May and November. The net proceeds of $495 were used to repay existing indebtedness, including approximately $335 of the Company's term loan, which matures in December 2012, $100 of private placement notes, which matured in June 2012 and a portion of the then-outstanding balance under the Company's receivables securitization program.

In addition, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of its then-existing term loan, which was reported as noted above. A charge of $1.7 is included in interest expense in the third fiscal quarter of 2012 related to the early termination of this instrument.
Interest expense for fiscal 2011 was $121.4, a decrease of $4.0 as compared to fiscal 2010 due primarily to lower average borrowings. In May 2011, the Company issued $600.0 principal amount of 4.70% senior notes due May 2021, with interest paid semi-annually beginning in November 2011. A significant portion of the net proceeds from the issuance of the senior notes were used for the early redemption of certain private placement notes. This early redemption required a notice period, which delayed our repayment of the private placement notes. We incurred approximately $3 of duplicate interest expense as a result of this notice period. Exclusive of this duplicate cost, total interest expense for the full fiscal year in 2011 was down $7.0 compared to fiscal 2010.

The Company utilized a majority of the proceeds from its Senior Note issuance in May 2011 to repay existing indebtedness including $475 of private placement notes with maturities ranging from 2011 to 2013. The early retirement of certain of the private placement notes resulted in make-whole payments totaling $19.9, pre-tax, which is reflected as a separate line item in fiscal 2011 on the attached Statements of Earnings and Comprehensive Income.

Other financing, net was income of $5.1 in fiscal 2012 due primarily to $4.5 of interest income. In fiscal 2011, other financing, net was $31.0 of expense due primarily to losses on foreign exchange hedging contracts of approximately $25, which were more than offset by the impact of favorable currencies included in divisional segment profit for fiscal 2011 as compared to fiscal 2010.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 27.7%, 35.7% and 25.8% of earnings before income taxes in fiscal 2012, 2011 and 2010, respectively. Income taxes include the following items which impacted the overall tax rate in the fiscal years' indicated.

For Fiscal 2012, adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. These fiscal 2012 adjustments decreased the income tax provision by $7.0.

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

Segment Results
Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care Products) and Household Products (Battery and Portable Lighting Products). On November 23, 2010, which was in the first quarter of fiscal 2011, we completed the acquisition of ASR. ASR is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company' s Personal Care segment. Due to the timing of the acquisition, we have a full year of operating results for ASR in fiscal 2012, but only ten months in fiscal 2011. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, acquisition integration or business realignment activities, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as inventory write-up related to purchase accounting, other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management’s view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations do not represent the costs of such services, if performed on a stand-alone basis.

For the fiscal year ended September 30, 2012, the 2011 Household Products restructuring activities, which were substantially completed by the end of fiscal 2011, generated pre-tax income of $6.8, which was driven by the gain on the sale of our former battery manufacturing facility in Switzerland. This plant was closed in fiscal 2011. This gain was partially offset by $6.0 of additional restructuring costs in fiscal 2012. For the fiscal year ended September 30, 2011, the 2011 Household Products restructuring activities generated pre-tax expense of $79.0.

This structure is the basis for the Company’s reportable operating segment information, as included in the tables in Note 17 to the Consolidated Financial Statements for the fiscal years ended September 30, 2012, 2011 and 2010.

PERSONAL CARE

Net Sales - Personal Care Products
For the years ended September 30,
	2012	% Chg	2011	% Chg	2010
Net sales - prior year	$2,449.7		$2,048.6		$1,890.3
Organic growth	15.0	0.6%	91.9	4.5%	34.8
Impact of currency	(31.4)	(1.3)%	53.5	2.6%	43.7
Change in VZ - post devaluation	—	—%	(6.6)	(0.3)%	(9.9)
Incremental impact of acquisitions	46.2	1.9%	262.3	12.8%	89.7
Net sales - current year	$2,479.5	1.2%	$2,449.7	19.6%	$2,048.6

Net sales for the fiscal year ended September 30, 2012 increased 1.2% , which includes a full twelve months for ASR in fiscal 2012 as compared to only ten months in fiscal 2011 due to the timing of the acquisition, partially offset by the unfavorable

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

impact of currencies of $31.4. On an organic basis, net sales increased $15.0, or 0.6%. The year-to-date net sales growth was due to:

•
Net sales in Wet Shave, inclusive of the ASR impact, increased approximately 3%, or approximately $50, on a reported basis, and approximately 5% excluding unfavorable currencies. This growth was driven by increased sales of Schick Hydro, and the launches of Schick Hydro 5 Power Select and Hydro Silk women's systems, partially offset by lower sales of legacy branded men's and women's systems,

•	Net sales in Skin Care increased approximately $5, on a reported basis, on higher sales of Sun Care products in international markets,

•	In Infant Care, net sales decreased approximately $18 on a reported basis, due to category softness and competitive activity, and

•	Net sales in Feminine Care decreased approximately $10 on a reported basis, as Playtex Gentle Glide declines were partially offset by continued growth in Playtex Sport.

Net sales for fiscal 2011 were $2,449.7, up $401.1 or 19.6%, as compared to fiscal 2010. This increase included 4.5% of organic sales growth and the remainder was driven by the inclusion of ASR and favorable currencies. The full year net sales growth was driven primarily by:

•
Net sales in Wet Shave increased approximately 29% including the impact of ASR and favorable currencies, offset by a net sales decline in Venezuela. Organic sales grew approximately 6% in Wet Shave due to the launch of Schick Hydro men's systems and shave preparations, and higher sales of disposable razors, which were partially offset by lower sales of legacy men's systems, and

•	Skin Care net sales increased approximately 9% (7% organic and 2% currencies) due to the favorable impact of lower prior year sun care returns and higher shipments for the current sun care season.

Segment Profit - Personal Care Products
For the years ended September 30,
	2012	% Chg	2011	% Chg	2010
Segment profit - prior year	$408.4		$366.6		$341.1
Operations	68.3	16.8%	(11.9)	(3.2)%	(25.1)
Impact of currency	(6.0)	(1.5)%	26.9	7.3%	24.9
Change in VZ - post devaluation	—	—%	(1.2)	(0.3)%	3.2
Incremental impact of acquisitions	—	—%	28.0	7.6%	22.5
Segment profit - current year	$470.7	15.3%	$408.4	11.4%	$366.6

Segment profit for fiscal 2012 was $470.7, up $62.3, or 15.3%. This increase was driven by lower A&P as spending levels reduced in comparison to fiscal 2011 as the Schick Hydro launch continues to mature. In addition, gross profit increased due to higher sales as noted above and improved gross margin as a percentage of net sales due primarily to favorable pricing and product costs. These segment profit gains were partially offset by the unfavorable impact of currencies and higher overheads due, in part, to the full year ownership of ASR.

Segment profit for fiscal 2011 was $408.4, up $41.8, or 11.4%, due to the favorable impacts of the inclusion of ASR and currencies. This was partially offset by lower operational results of approximately $12, or 3%, due to increased A&P as the Schick Hydro launch continued, partially offset by higher gross proft from the organic sales growth noted above.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

HOUSEHOLD PRODUCTS

Net Sales - Household Products
For the years ended September 30,
	2012	% Chg	2011	% Chg	2010
Net sales - prior year	$2,196.0		$2,199.7		$2,109.5
Organic Change	(70.6)	(3.2)%	(49.9)	(2.3)%	45.9
Impact of currency	(37.7)	(1.7)%	54.9	2.5%	57.7
Change in VZ - post devaluation	—	—%	(8.7)	(0.4)%	(13.4)
Net sales - current year	$2,087.7	(4.9)%	$2,196.0	(0.2)%	$2,199.7

Net Sales for the twelve months ended September 30, 2012 decreased 4.9%, inclusive of a 1.7% decline due to unfavorable currencies.  Excluding the impact of currencies, organic sales declined 3.2% due primarily to a slow start to the fiscal year in the first fiscal quarter as net sales were adversely impacted by a shift in timing of retailer holiday deliveries, significant prior year hurricane response volumes that did not repeat at similar levels during fiscal 2012, increasing household battery category volume softness and the negative impact of lost shelf space and display activities, primarily in the U.S., in the second half of the fiscal year. We estimate that battery category unit volumes declined approximately 5% in the Company's global measured markets during fiscal 2012. In addition, we estimate that the Company's dollar market share declined by approximately one point during this same period, due primarily to lower market share in the U.S. as a result of the lost shelf space and display activities noted above.

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

Segment Profit - Household Products
For the years ended September 30,
	2012	% Chg	2011	% Chg	2010
Segment profit - prior year	$410.6		$451.1		$398.6
Operations	12.1	3.0%	(71.3)	(15.8)%	28.5
Impact of currency	(22.5)	(5.5)%	28.1	6.2%	30.6
Change in VZ - post devaluation	—	—%	2.7	0.6%	(6.6)
Segment profit - current year	$400.2	(2.5)%	$410.6	(9.0)%	$451.1

Segment profit for fiscal 2012 was $400.2, a decrease of $10.4, or 2.5%, due primarily to the unfavorable impact of currencies.  Operationally, segment profit increased $12.1 as reduced gross margin due to continued household battery volume softness and the market share loss noted above was more than offset by pricing gains, cost savings related to our 2011 Household Products manufacturing footprint restructuring and global cost containment efforts.
Segment profit for fiscal 2011 was $410.6, down $40.5, or 9.0%. The favorable impact of currencies was offset by operational results, which declined $71.3, or 15.8%, due primarily to category value declines, increased retailer trade spending, the unfavorable impact of higher commodity prices, and investments in growth initiatives.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

GENERAL CORPORATE AND OTHER EXPENSES

	For The Years Ended September 30,
	2012	2011	2010
General corporate expenses	$151.2	$116.9	$97.6
Integration/other realignment	7.8	3.0	10.8
Sub-Total	159.0	119.9	108.4
Household Products restructuring	(6.8)	79.0	—
ASR costs:
Deal expenses	—	4.2	0.5
Severance/other integration	8.4	9.3	—
Acquisition inventory valuation	—	7.0	—
General corporate and other expenses	$160.6	$219.4	$108.9
% of net sales	3.5%	4.7%	2.6%

General Corporate and Other Expenses
For fiscal 2012, general corporate expenses, including integration/other realignment, were $159.0 an increase of $39.1 as compared to fiscal 2011, due primarily to higher corporate expenses including:

•
increased costs of approximately $13 due to the year over year change in the underlying value of the Company's unfunded deferred compensation liabilities driven by the increase in the value of market securities,

•
higher pension costs of approximately $7 due primarily to the unfavorable impact of lower market discount rates on the actuarial value of pension liabilities due to the changes in the value of market securities,

•
higher annual bonus and stock award compensation of approximately $14 as short and long term performance targets were achieved in fiscal 2012 and were not achieved in fiscal 2011 due, in part, to our prior year strategic investments, and

•	higher integration/other realignment costs in fiscal 2012, which included approximately $7 associated with the assessment phase of our 2013 restructuring plan.

The increase in general corporate expenses inclusive of integration/other realignment costs in fiscal 2012 as compared to fiscal 2011was more than offset by significantly lower costs in fiscal 2012 associated with the 2011 Household Products restructuring and lower ASR transaction, integration and inventory write-up costs.

For fiscal 2011, general corporate expenses, including integration/other realignment, were $119.9, an increase of $11.3 as compared to fiscal 2010, due primarily to higher corporate compensation expenses, most notably higher stock award amortization and higher pension expenses due primarily to the decline in market discount rates, which results in an increase in the actuarial value of pension liabilities. This was partially offset by lower integration and other realignment costs, exclusive of the 2011 Household Products restructuring, which is included on a separate line in the above table. In fiscal 2011, the Company incurred $13.5 of ASR transaction and integration expenses and $7.0 of costs associated with the write-up and subsequent sale of the acquired ASR inventory.

Liquidity and Capital Resources
At September 30, 2012, the Company had $718.5 in available cash, the vast majority of which was outside of the U.S. and $438.9 available under its committed debt facilities, exclusive of available borrowings under the receivables securitization program.

Advances under the Company's existing receivables securitization program, which may not exceed $200, are not considered debt for purposes of the Company’s debt compliance covenants. At September 30, 2012, $140.0 was outstanding under this facility.

The Company's Revolving Credit Agreement currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.9 remains available as of September 30, 2012, including $11.1 of outstanding letters of credit.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

On May 24, 2012, the Company issued $500.0 aggregate principal amount of 4.70% Senior Notes due in May 2022, with interest paid semi-annually each May and November. The net proceeds of $495 were used to repay existing indebtedness, including approximately $335 of the Company's term loan, which matures in December 2012, $100 of private placement notes, which matured in June 2012 and a portion of the then-outstanding balance under the Company's receivables securitization program.

At this time, the Company has a remaining term loan outstanding of $106.5, which will mature in December 2012. We expect to fund this repayment with available cash and other borrowing capacity.

As a result of the permanent repayment of $335 of our existing term loan, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of our then-existing term loan balance. The interest rate swap agreement was terminated following repayment of the debt associated with the interest rate swap derivative. A charge of $1.7 was included in interest expense in fiscal 2012 related to the early termination of this hedging instrument. The Company remains a party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company’s interest rate on $100.0 of the Company’s remaining variable rate term loan debt through December 2012 at an interest rate of 1.9%.

Operating Activities
Cash flow from operating activities is the primary funding source for operating needs and capital investments. Cash flow from operating activities was $631.6 in fiscal 2012, an increase of $219.1, or 53%, as compared to fiscal 2011. Cash flow from operating activities was $412.5 in fiscal 2011, a decrease of $239.9 as compared to $652.4 for fiscal 2010. The increase in cash flow from operating activities in fiscal 2012 was due primarily to higher operating cash flow before changes in working capital as fiscal 2011 included significant costs in support of the continued Schick Hydro launch as well as the 2011 Household Products restructuring. These same factors were the drivers for the decrease in fiscal 2011 as compared to fiscal 2010.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) resulted in a positive cash flow of approximately $45 in fiscal 2012 as compared to fiscal 2011. The most significant impact was in accounts payable due to an improvement in year over year days payable outstanding during fiscal 2012. The changes in the remaining components of working capital essentially offset, with lower accounts receivable offset by slightly higher inventory and other current assets.

From a working capital perspective, changes in assets and liabilities used in operations (working capital) resulted in a negative cash flow of approximately $110 in fiscal 2011 as compared to fiscal 2010. The most significant impact was in accounts payable and other current liabilities, which decreased collectively by approximately $120 in fiscal 2011 due primarily to the level of promotional activities and the timing of payments. The unfavorable cash flow impact due to lower levels of accounts payable and other current liabilities at the end of fiscal 2011 was partially offset by lower inventory of approximately $65 as we anniversary the inventory build to support the initial Schick Hydro launch and the impact of hurricane-related inventory reduction in the fourth quarter of fiscal 2011.

Investing Activities
Net cash used by investing activities was $94.9, $363.5 and $113.3 in fiscal 2012, 2011 and 2010, respectively. Capital expenditures were $111.0, $98.0 and $108.7 in fiscal 2012, 2011 and 2010, respectively. These capital expenditures were funded by cash flow from operations. In addition to cash outflows related to capital expenditures, the most significant impact to cash flow used by investing activities in fiscal 2011 was the acquisition of ASR for net cash of $267, which reflects a cash purchase price of $301, net of $34 of acquired cash. The Company financed this acquisition with available cash of approximately $129 and borrowings from our receivables securitization program. See Note 17 to the Consolidated Financial Statements for capital expenditures by segment.

Exclusive of our recently announced restructuring plan, capital expenditures of approximately $90 to $100 are anticipated in fiscal 2013 with disbursements for new product and cost reduction-related capital driving the largest components of projected capital spending. Also, we expect to incur additional capital expenditures of approximately $50 over the next two years to enable certain aspects of our restructuring plan. This will include certain manufacturing and packaging investments as well as improvements in our information technology platform. Total capital expenditures, including incremental investments related to our restructuring plan, are expected to be financed with funds generated from operations.

Financing Activities
The Company’s total borrowings were $2,532.5 at September 30, 2012, including $268.9 tied to variable interest rates, of which $100 is hedged via the interest rate swap discussed above. The Company maintains total debt facilities of $2,982.5. The

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Company's Revolving Credit Agreement currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.9 remains available as of September 30, 2012, including $11.1 of outstanding letters of credit.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its earnings before interest taxes depreciation and amortization (EBITDA), as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, indebtedness to EBITDA may not be greater than 4.00 to 1; if the ratio is above 3.50 to 1, for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.50 to 1. In addition, under the credit agreements, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.64 to 1, and the ratio of its EBIT to total interest expense was 5.86 to 1, as of September 30, 2012. These ratios are impacted by pre-tax cash charges associated with restructuring activities as such charges reduce both EBITDA and EBIT as defined in the agreements. The ratios at September 30, 2012 did not include material restructuring charges. However, these ratios will be negatively impacted in the next two fiscal years as we execute our recently announced restructuring plan in fiscal 2013 and 2014. In addition to the financial covenants described above, the credit agreements and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. However, unusual gains, such as those resulting from the sale of certain assets, would be excluded from the calculation of EBITDA. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. On April 30, 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaces a prior stock repurchase authorization, which was approved in July 2006. In fiscal 2012, the Company repurchased 5.9 million shares of the Company's common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $418. All the shares were purchased in the open market and approximately 2 million were repurchased under the prior Board authorization and approximately 4 million were repurchased under the new Board resolution. The Company has approximately 6 million shares remaining on the April 2012 Board authorization to repurchase its common stock in the future.

On July 30, 2012, the Company announced that its Board of Directors declared the payment of its first quarterly dividend of $0.40 per share of common stock, which was paid on September 13, 2012. The dividend paid totaled $24.9.

On November 5, 2012, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2013 of $0.40 per share of Common Stock, payable December 12, 2012 to all shareholders of record on the close of business on November 20, 2012.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

A summary of the Company’s contractual obligations at September 30, 2012 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$2,371.5	$231.5	$370.0	$360.0	$1,410.0
Interest on long-term debt	753.4	121.8	221.6	169.6	240.4
Minimum pension funding(1)	133.8	58.6	34.1	41.1	—
Operating leases	127.2	26.8	36.4	25.9	38.1
Purchase obligations and other(2) (3)	70.7	54.5	16.2	—	—
Total	$3,456.6	$493.2	$678.3	$596.6	$1,688.5

1
Globally, total pension contributions for the Company in the next twelve months are estimated to be approximately $59. The U.S. pension plans constitute 80% of the total benefit obligations and plan assets for the Company’s pension plans. The estimates beyond 2012 represent future pension payments to comply with local funding requirements in the U.S. only. The projected payments beyond fiscal year 2017 are not currently determinable.

2
The Company has estimated approximately $5.2 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2012, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $41.0, excluding $11.8 of interest and penalties. The contractual obligations table above does not include this liability beyond one year. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

3	Included in the table above are approximately $17 of fixed costs related to third party logistics contracts.

Purchase obligations set forth in the table above represent contractual obligations that generally have longer terms, and are non-routine in nature. The Company also has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily individual, short-term purchase orders for routine goods and services at estimated fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2012, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future. As such, these obligations have been excluded from the table above.

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

Currency Rate Exposure
A significant portion of our product cost is more closely tied to the U.S. dollar and, to a lesser extent, the Euro, than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, strengthening of currencies relative to the U.S. dollar and, to a lesser extent, the Euro, can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. Changes in the value of local currencies in relation to the U.S. dollar, and, to a lesser extent, the Euro may continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

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

The Company enters into foreign currency derivative contracts to hedge certain existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in estimated fair value of the foreign currency contracts for fiscal 2012 and 2011 resulted in expense of $1.9 and income of $4.5, respectively, and was recorded in Other financing expense, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. At September 30, 2012 and 2011, the Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $5.9 and and unrealized pre-tax gain of $3.3, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Contract maturities for these hedges extend into 2014. There were 61 open contracts at September 30, 2012 with a total notional value of approximately $359.

The Company has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2012, the Company had approximately $40 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

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

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, the Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities.

In September 2012, the Company discontinued hedge accounting treatment for its existing zinc contracts. These contracts no longer meet the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. The zinc forward hedges were designed to offset movement in our purchased zinc supplies, which include indium and certain conversion components.  These two ancillary components of the Company's purchased zinc supplies have been highly volatile, and have negatively impacted the correlation between the zinc hedging contracts and the change in the cost of our zinc supplies. Due to this volatility, the zinc forward contracts no longer meet the effectiveness requirements for treatment as cash flow hedges under the accounting guidelines.

The pre-tax gain recognized on these zinc contracts that were no longer considered cash flow hedges was $1.6 at September 30, 2012 and was included in other financing in the Consolidated Statement of Earnings and Comprehensive Income.

Contract maturities for these hedges extend into 2014. There were 17 open contracts at September 30, 2012 with a total notional value of approximately $31.

Interest Rate Exposure
At September 30, 2012 and 2011, the fair market value of the Company's fixed rate debt is estimated at $2,438.0 and $1,969.3, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of debt is greater than the carrying value of the Company's debt by $174.4 and $104.3 at September 30, 2012 and 2011, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by $53.6 and $48.1 at September 30, 2012 and 2011, respectively. See Note 10 to the Consolidated Financial Statements for additional information regarding the Company’s debt.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2012, the Company has a remaining variable rate term loan outstanding of $106.5, which will mature in December 2012. The Company remains party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company’s interest rate on $100 of the Company’s remaining variable rate term loan debt through December 2012. Given the fact that the remaining portion of the term loan matures in December 2012, the Company's outstanding debt at September 30, 2012 was not subject to material interest rate risk.

At September 30, 2012 and 2011, respectively, the Company had an unrealized pre-tax loss on interest rate swap agreements of $0.3 and $4.7 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Over the next three months the interest rate swap agreement will be fully settled and the total $0.3 pre-tax loss included in Accumulated other comprehensive loss is expected to be included in earnings, based on current market conditions.

Stock Price Exposure
At September 30, 2012, the Company held a share option with a major financial institution to mitigate the impact of changes in certain of the Company’s unfunded deferred compensation liabilities, which are tied to the Company’s common stock price. The fair market value of the share option was $2.5 as included in other current assets and $3.4 as included in other current liabilities at September 30, 2012 and 2011, respectively. The change in estimated fair value of the total share option for fiscal 2012 and 2011 resulted in income of $6.1 and expense of $0.6 respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company’s deferred compensation liability, which was in cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are typically impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for 30% of total Household Products net sales in fiscal 2012 and 2011 and 32% in fiscal 2010. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and spike battery and lighting products sales.

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

Other Matters

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

Accrued environmental costs at September 30, 2012 were $19.9, of which $4.5 is expected to be spent in fiscal 2013. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company through higher material, labor and transportation costs, asset replacement costs and related depreciation, and other costs. In general, the Company has been able to offset or minimize inflation effects through other cost reductions and productivity improvements. We can provide no assurance that such mitigation will be available in the future.

Legal and other contingencies
The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company's businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

In January 2011, Munchkin, Inc. commenced an action against a subsidiary of the Company in the United States District Court for the Central District of California seeking a declaration that certain Munchkin, Inc. advertising claims were valid and alleging false advertising claims by the Company.  A jury trial resulted in an adverse verdict in July 2012 in the amount of approximately $13.5 million.  As a result of the jury verdict, the Company recorded an accrual of $13.5 million as of June 30, 2012. In September 2012, the court ordered a new trial with respect to the claims on which the jury awarded damages, which set aside the previous jury verdict. Based on this development and our current assessment of the matter, the Company reversed the previously established litigation reserve.

In October 2012, after receiving five reports from consumers, the Company announced a voluntary market withdrawal of certain continuous spray Banana Boat sun care products due to a potential risk of product igniting on the skin if contact was made with a source of ignition before the product was completely dry.  The Company is voluntarily removing these products from retail outlets because of this potential safety concern. The Company has provided for the costs associated with the voluntary withdrawal in its fiscal 2012 financial statements, and is unable to determine with any degree of certainty what, if any, other liabilities may arise.

Critical Accounting Policies

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, pension and postretirement benefit costs, share-based compensation, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances, and legal and environmental matters. On an ongoing basis, the Company evaluates its estimates, but actual results could differ from those estimates.

The Company's most critical accounting policies are: revenue recognition; pension and other postretirement benefits, share-based compensation, the valuation of long-lived assets including property, plant and equipment, income taxes including uncertain tax positions and the carrying value of intangible assets and the related impairment testing of goodwill and other indefinite-lived intangible assets. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company's significant accounting policies is contained in Note 2 of the Notes to Consolidated Financial Statements. This listing is not intended to be a comprehensive list of all of the Company's accounting policies.

•
Revenue Recognition The Company derives revenues from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. When discounts are offered to customers for early payment, an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Standard sales terms are final and, except for seasonal sun care returns, which are discussed in detail in the next paragraph, returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return exists for a particular sale.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collection is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to more accurately estimate potential returns. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2012 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $3.0 and our reported operating income by $2.7.
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

•
Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. This has been evident in recent periods, as market discount rates utilized to determine the actuarial valuation of plan liabilities have moved significantly lower. This has resulted in higher actuarial pension liabilities and contributed to higher net periodic pension costs. We expect this trend to continue in fiscal 2013 based on market rates at October 1, 2012, which is the valuation date for the Company's pension plans. In determining the discount rate, the Company generally uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, we consider the Mercer yield curves in determining the discount rates.

Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company’s annual earnings, prospectively. Based on plan assets at September 30, 2012, a one percentage point decrease or increase in expected asset returns would decrease or increase the Company’s pre-tax pension expense by approximately $9. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase pension obligations by approximately $135.2 at September 30, 2012.
As allowed under GAAP, the Company’s U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.
In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

future service benefits will no longer be accrued under this retirement program. It is expected that the Company will provide an enhanced defined contribution benefit in conjunction with this action, but this change is expected to result in an overall reduction in the costs of retirement benefits for U.S. colleagues. We expect to recognize a curtailment gain in pre-tax earnings of between $30 to $40 in the first fiscal quarter of 2013 as a result of this plan change. This estimate may vary from the actual curtailment gain due primarily to changes in market interest rates and other factors.

•
Share-Based Compensation The Company grants restricted stock equivalents, which generally vest over three to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

•
Valuation of Long-Lived Assets The Company periodically evaluates its long-lived assets, including property, plant and equipment, goodwill and intangible assets, for potential impairment indicators. Judgments regarding the existence of impairment indicators, including lower than expected cash flows from acquired businesses, are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist. The Company estimates fair value using valuation techniques such as discounted cash flows. This requires management to make assumptions regarding future income, working capital and discount rates, which would affect the impairment calculation. See the discussion on “Acquisitions, Goodwill and Intangible Assets” included later in this section for further information.

In November 2012, which is the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the company's management to determine the final plan with respect to these initiatives.
The Company estimates one-time charges associated with the restructuring will include accelerated depreciation and asset impairment charges on certain manufacturing assets including property, plant and equipment located at the facilities targeted for closing or some form of streamlining in our recently announced restructuring plan. Based on our initial assessment, we estimate that we will incur an impairment charge in fiscal 2013 in the range of $10 to $15, pre-tax, which we expect to record in the first quarter of fiscal 2013. Additionally, we estimate accelerated depreciation on this specific property, plant and equipment will be in the range of $50 to $60, and will be incurred over the next 12 to 18 months as facilities are closed or streamlined. We do not believe our restructuring plan will result in the impairment of any other material long-lived assets, other than the identified property, plant and equipment. For further discussion see the Company overview section above.

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

Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at estimated fair value in business combinations for which there was no corresponding tax basis adjustment.
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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

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

•
Acquisitions, Goodwill and Intangible Assets The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating results. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other experts to assess the obligations associated with legal, environmental or other claims.

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

However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values in the future. A reduction in the estimated fair values could result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and, therefore, are more susceptible to an adverse change that could require an impairment charge.

During fiscal 2012, we tested goodwill for impairment for both the Energizer and Personal Care reporting units. There were no indications of impairment of goodwill noted during this testing.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing. However, the recorded values for two brands, Playtex and Wet Ones, were relatively close to the carrying value at approximately 115% of the carrying value (approximately $650) for the Playtex brand and approximately 106% of the carrying value (approximately $200) for the Wet Ones brand. Key assumptions included in the testing of these brand values were a discount rate of 8.00% and a terminal growth rate of 2.75%.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Recently Issued Accounting Standards
There are no new accounting pronouncements issued or effective that had or will have a material impact on our Consolidated Financial Statements.

On July 27, 2012, the Financial Accounting Standards Board (FASB) issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived intangible asset impairment test. The new guidance is effective for annual indefinite-lived intangible asset impairment tests to be performed in fiscal year 2013, with early adoption permitted.

Summary Selected Historical Financial Information
(In millions, except per share data)

Statements of Earnings Data (a)	FOR THE YEARS ENDED SEPTEMBER 30,
	2012	2011	2010	2009	2008
Net sales	$4,567.2	$4,645.7	$4,248.3	$3,999.8	$4,331.0
Depreciation and amortization	162.2	181.3	139.2	130.4	141.3
Earnings before income taxes (d)	565.4	406.0	543.4	445.3	473.2
Income taxes	156.5	144.8	140.4	147.5	143.9
Net earnings (e)	$408.9	$261.2	$403.0	$297.8	$329.3
Earnings per share:
Basic	$6.30	$3.75	$5.76	$4.77	$5.71
Diluted	$6.22	$3.72	$5.72	$4.72	$5.59
Average shares outstanding:
Basic	64.9	69.6	70.0	62.4	57.6
Diluted	65.7	70.3	70.5	63.1	58.9
Balance Sheet Data	AT SEPTEMBER 30,
	2012	2011	2010	2009	2008
Working capital (b)	$1,215.1	$1,233.3	$1,176.0	$966.3	$665.1
Property, plant and equipment, net	848.5	885.4	840.6	863.4	835.5
Total assets (c)	6,731.2	6,531.5	6,255.8	6,017.3	5,667.7
Long-term debt	2,138.6	2,206.5	2,022.5	2,288.5	2,589.5
(a) Year over year comparatives may be impacted in varying degrees by acquisitions.
(b) Working capital is current assets less current liabilities.
(c) The Company has made two reclassifications for financial reporting purposes that impact the balance sheets only. See Note 16 of the Notes to
Consolidated Financial Statements for further information.

(d) Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2012	2011	2010	2009	2008
ASR integration/transaction costs	$(8.4)	$(13.5)	$(0.5)	$—	$—
Other realignment/integration costs	(7.8)	(3.0)	(11.0)	(13.6)	(21.1)
Early termination of interest rate swap	(1.7)	—	—	—	—
Household Products restructuring	6.8	(79.0)	—	—	—
Early debt retirement/duplicate interest	—	(22.9)	—	—	—
Acquisition inventory valuation	—	(7.0)	—	(3.7)	(27.5)
Venezuela devaluation/other impacts	—	(1.8)	(18.3)	—	—
Voluntary retirement/reduction in force costs	—	—	0.2	(38.6)	—
Paid time off adjustment	—	—	—	24.1	—
Total	$(11.1)	$(127.2)	$(29.6)	$(31.8)	$(48.6)

(e) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2012	2011	2010	2009	2008
ASR integration/transaction costs	$(5.3)	$(8.5)	$—	$—	$—
Other realignment/integration costs	(4.9)	(2.0)	(7.4)	(8.9)	(13.4)
Early termination of interest rate swap	(1.1)	—	—	—	—
Household Products restructuring	5.7	(63.3)	—	—	—
Early debt retirement/duplicate interest	—	(14.4)	—	—	—
Acquisition inventory valuation	—	(4.4)	—	(2.3)	(16.5)
Venezuela devaluation/other impacts	—	(1.8)	(14.2)	—	—
Voluntary retirement/reduction in force costs	—	—	0.1	(24.3)	—
Paid time off adjustment	—	—	—	15.2	—
Adjustments to valuation allowances and prior years tax accruals	7.0	(9.7)	6.1	(1.5)	(1.1)
Tax benefits - special foreign dividend	—	—	23.5	—	—
Total	$1.4	$(104.1)	$8.1	$(21.8)	$(31.0)

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

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2012 was effective. The Company’s internal control over financial reporting as of September 30, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

St. Louis, Missouri
November 20, 2012

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	FOR THE YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2012	2011	2010
Net sales	$4,567.2	$4,645.7	$4,248.3
Cost of products sold	2,429.3	2,500.0	2,229.0
Gross profit	2,137.9	2,145.7	2,019.3
Selling, general and administrative expense	895.1	856.1	765.7
Advertising and sales promotion expense	449.5	524.0	461.3
Research and development expense	112.5	108.3	97.1
Household Products restructuring	(6.8)	79.0	—
Interest expense	127.3	121.4	125.4
Cost of early debt retirements	—	19.9	—
Other financing (income)/expense, net	(5.1)	31.0	26.4
Earnings before income taxes	565.4	406.0	543.4
Income taxes	156.5	144.8	140.4
Net earnings	$408.9	$261.2	$403.0
Earnings Per Share
Basic net earnings per share	$6.30	$3.75	$5.76
Diluted net earnings per share	$6.22	$3.72	$5.72

Statement of Comprehensive Income
Net earnings	$408.9	$261.2	$403.0
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments	(11.9)	(8.7)	(43.2)
Pension/postretirement activity, net of tax of $(14.4) in 2012, $(25.6) in 2011 and $(19.8) in 2010	(24.8)	(26.4)	(47.5)
Deferred (loss)/gain on hedging activity, net of tax of $1.6 in 2012 $5.3 in 2011 and $(6.9) in 2010	(0.4)	11.7	(11.7)
Comprehensive income	$371.8	$237.8	$300.6

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$718.5	$471.2
Trade receivables, net	676.7	709.8
Inventories	672.4	653.4
Other current assets	455.0	426.3
Total current assets	2,522.6	2,260.7
Property, plant and equipment, net	848.5	885.4
Goodwill	1,469.5	1,475.3
Other intangible assets, net	1,853.7	1,878.2
Other assets	36.9	31.9
Total assets	$6,731.2	$6,531.5
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$231.5	$106.0
Notes payable	162.4	56.0
Accounts payable	325.2	289.6
Other current liabilities	588.4	575.8
Total current liabilities	1,307.5	1,027.4
Long-term debt	2,138.6	2,206.5
Other liabilities	1,215.6	1,196.3
Total liabilities	4,661.7	4,430.2
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	—	—
Common stock, $.01 par value, issued 108,008,682 shares at
2012 and 2011	1.1	1.1
Additional paid-in capital	1,621.7	1,593.6
Retained earnings	2,993.2	2,613.0
Common stock in treasury, at cost, 46,486,595 shares at 2012
40,932,950 shares at 2011	(2,328.7)	(1,925.7)
Accumulated other comprehensive loss	(217.8)	(180.7)
Total shareholders' equity	2,069.5	2,101.3
Total liabilities and shareholders' equity	$6,731.2	$6,531.5

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2012	2011	2010
Cash Flow from Operating Activities
Net earnings	$408.9	$261.2	$403.0
Adjustments to reconcile net earnings to net cash flow from operations:
Depreciation and amortization	162.2	181.3	139.2
Deferred income taxes	(2.9)	26.4	(1.3)
Other non-cash charges	55.0	84.2	71.9
Other, net	(37.1)	(30.4)	12.8
Operating cash flow before changes in working capital	586.1	522.7	625.6
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
Decrease/(increase) in accounts receivable, net	38.2	(19.7)	(17.4)
(Increase)/decrease in inventories	(17.6)	65.1	(2.3)
Increase in other current assets	(11.6)	(33.8)	(2.9)
Increase/(decrease) in accounts payable	47.1	(12.0)	41.3
(Decrease)/increase in other current liabilities	(10.6)	(109.8)	8.1
Net cash flow from operating activities	631.6	412.5	652.4
Cash Flow from Investing Activities
Capital expenditures	(111.0)	(98.0)	(108.7)
Proceeds from sale of assets	19.3	7.6	0.8
Acquisitions, net of cash acquired	—	(267.1)	—
Other, net	(3.2)	(6.0)	(5.4)
Net cash used by investing activities	(94.9)	(363.5)	(113.3)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days, net of discount	498.6	600.0	—
Payment of debt issue cost	(4.3)	(7.6)	—
Cash payments on debt with original maturities greater than 90 days	(441.0)	(576.0)	(101.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	100.9	45.7	(151.9)
Common stock purchased	(417.8)	(276.0)	—
Cash dividends paid	(24.9)	—	—
Proceeds from issuance of common stock	3.0	8.2	12.6
Excess tax benefits from share-based payments	2.2	3.7	5.8
Net cash used by financing activities	(283.3)	(202.0)	(234.5)
Effect of exchange rate changes on cash	(6.1)	(5.5)	(34.2)
Net increase/(decrease) in cash and cash equivalents	247.3	(158.5)	270.4
Cash and cash equivalents, beginning of period	471.2	629.7	359.3
Cash and cash equivalents, end of period	$718.5	$471.2	$629.7

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES
	2012	2011	2010	2012	2011	2010
Common stock:
Balance at beginning of year	$1.1	$1.1	$1.1	108,009	108,009	108,009
Activity under stock plans	—	—	—	—	—	—
Ending balance	1.1	1.1	1.1	108,009	108,009	108,009
Additional paid-in capital:
Balance at beginning of year	1,593.6	1,569.5	1,555.3
Activity under stock plans	28.1	24.1	14.2
Ending balance	1,621.7	1,593.6	1,569.5
Retained earnings:
Balance at beginning of year	2,613.0	2,353.9	1,963.2
Net earnings	408.9	261.2	403.0
Dividends to shareholders	(25.6)	—	—
Activity under stock plans	(3.1)	(2.1)	(12.3)
Ending balance	2,993.2	2,613.0	2,353.9
Common stock in treasury:
Balance at beginning of year	(1,925.7)	(1,667.6)	(1,702.4)	(40,933)	(37,653)	(38,487)
Treasury stock purchased	(417.8)	(276.0)	—	(5,924)	(3,749)	—
Activity under stock plans	14.8	17.9	34.8	370	469	834
Ending balance	(2,328.7)	(1,925.7)	(1,667.6)	(46,487)	(40,933)	(37,653)
Accumulated other comprehensive (loss)/income:
Cumulative translation adjustment:
Balance at beginning of year	12.1	20.8	64.0
Foreign currency translation adjustment	(11.9)	(8.7)	(43.2)
Ending balance	0.2	12.1	20.8
Pension/postretirement liability:
Balance at beginning of year	(189.1)	(162.7)	(115.2)
Pension/postretirement activity	(24.8)	(26.4)	(47.5)
Ending balance, net of tax of $(113.8) in 2012, $(99.3) in 2011 and $(73.7) in 2010	(213.9)	(189.1)	(162.7)
Deferred (loss)/gain on hedging activity:
Balance at beginning of year	(3.7)	(15.4)	(3.7)
Activity	(0.4)	11.7	(11.7)
Ending balance, net of tax of $(2.1) in 2012, $(3.7) in 2011 and $(9.0) in 2010	(4.1)	(3.7)	(15.4)
Total accumulated other comprehensive loss	(217.8)	(180.7)	(157.3)
Total shareholders' equity	$2,069.5	$2,101.3	$2,099.6

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

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible and other long-lived assets, income taxes, financing, pensions and other postretirement benefits, share-based compensation, contingencies and acquisitions. Actual results could differ materially from those estimates. However, in regard to ongoing impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections or other assumptions used in estimating fair values, versus those anticipated at the time of the initial valuations, could result in impairment charges that may materially affect the financial statements in a given year.

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

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2012, the Company has net monetary assets in Venezuela of approximately $40.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce cash transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes, costs and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2012.

The Company also holds a derivative instrument contract to mitigate a portion of the risk associated with the change in the market value of its unfunded deferred compensation liabilities, which is tied to the Company's common stock.

The Company uses raw materials that are subject to price volatility. The Company may use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of commodities. At September 30, 2012, the Company has certain forward contracts for the purchase of zinc, but these derivatives are not designated as cash flow hedges. See Note 13 of the Notes to Consolidated Financial Statements for further details.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The Company has interest rate risk with respect to interest expense on variable rate debt. The Company is party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company’s interest rate on the vast majority of the remaining term loan balance of $100 at September 30, 2012.

For further discussion see Note 13 of the Notes to Consolidated Financial Statements.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased. At September 30, 2012, the Company had $718.5 in available cash, the vast majority of which was outside of the U.S.

Cash Flow Presentation - The Consolidated Statement of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged, which is primarily operating activities. Cash payments related to income taxes are classified as operating activities.

Accounts Receivable Valuation – Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Consolidated Statements of Earnings and Comprehensive Income.

Inventories - Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the American Safety Razor (ASR) acquisition in fiscal 2011, the Company recorded an increase in the estimated fair value of inventory of $7.0, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs to sell and distribute and (b) a reasonable profit allowance for these efforts by the acquiring entity. As the inventory was sold during the first and second quarter of fiscal 2011 the adjustments were charged to cost of products sold in those respective periods.

Capitalized Software Costs - Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $2.7, $5.2, and $5.8 in fiscal 2012, 2011 and 2010, respectively.

Property, Plant and Equipment, net – Property, plant and equipment, net is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at estimated fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to pre-tax earnings at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $136.7, $154.5, and $119.3 in fiscal 2012, 2011 and 2010, respectively.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

For further discussion regarding asset impairment and the change in the useful life of certain assets due to our 2013 restructuring plan, see Note 20 of the Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets - Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

for impairment as part of the Company's annual business planning cycle in the fourth quarter, or when indicators of a potential impairment are present. The estimated fair value of each reporting unit is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

Impairment of Long-Lived Assets – The Company reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. The Company performs undiscounted cash flow analysis to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

In November 2012, which is the first fiscal quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the company's management to determine the final plan with respect to these initiatives.

The Company estimates one-time charges associated with the restructuring will include accelerated depreciation and asset impairment charges on certain property, plant and equipment at facilities targeted for closing or some form of streamlining. Based on our initial assessment, we estimate that we will incur an impairment charge in fiscal 2013 in the range of $10 to $15, pre-tax, which we expect to record in the first quarter of fiscal 2013. Additionally, we estimate accelerated depreciation will be in the range of $50 to $60, and will be incurred over the next 12 to 18 months as production ceases and the facilities are closed or streamlined.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Advertising and Sales Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities in the year incurred.

Share-Based Payments - The Company grants restricted stock equivalents, which generally vest over three to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain managerial staff and executive management, if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management’s assessment of the probability that performance targets will be achieved. If such targets are not met or, it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level in the period the determination is made. If it is determined that the performance targets will be exceeded, additional compensation expense is recognized.

Estimated Fair Values of Financial Instruments - Certain financial instruments are required to be recorded at the estimated fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates estimated fair value. The estimated fair values of long-term debt and financial instruments are disclosed in Note 13 of the Notes to Consolidated Financial Statements.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation. See Note 16 of the Notes to Consolidated Financial Statements for further information.

Recently Issued Accounting Pronouncements – No new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On July 27, 2012, the Financial Accounting Standards Board (FASB) issued new guidance to simplify how entities test indefinite-lived intangible assets for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative indefinite-lived intangible asset impairment test. The new guidance is effective for annual indefinite-lived intangible asset impairment tests to be performed in fiscal year 2013, with early adoption permitted.

(3) Restructuring

2011 Household Products Restructuring
On March 7, 2011, the Company determined that, as part of its November 2010 restructuring initiative, it would close its carbon zinc battery manufacturing facility in Cebu, Philippines and its alkaline battery manufacturing facility in La Chaux De Fonds (LCF), Switzerland. The carbon zinc and alkaline batteries previously supplied by the Cebu and LCF facilities are now produced in other manufacturing facilities.

In fiscal 2012 and 2011, the Company recorded pre-tax income for the 2011 Household Products restructuring of $6.8 and charges of $79.0, respectively. The fiscal 2012 pre-tax income was driven by the gain on the sale of our former battery manufacturing facility in Switzerland of $13.0, which was partially offset by $6.0 of additional restructuring costs in fiscal 2012, including severance and termination related costs of $1.2, pension settlement costs of $2.0 and related exit costs of $2.8. The prior year charges included severance and termination related costs of $41.8, accelerated depreciation on property, plant and equipment of $16.1, pension settlement costs of $6.1 and other related exit costs of $15.0. These costs, net of the gain on the sale of the former LCF property in fiscal 2012, are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

The remaining accrual balance for the 2011 Household Products Restructuring at September 30, 2012 and 2011, was $0.9 and $7.1, respectively.

In November 2012, which was the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan and has delegated authority to the company's management to determine the final plan with respect to these initiatives. See Note 20 of the Notes to Consolidated Financial Statements for further information.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(4) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. As part of our business planning cycle, we performed our annual impairment testing in the fourth quarter of fiscal 2012, 2011 and 2010. There were no indications of impairment of goodwill noted during this testing.

The following table represents the carrying amount of goodwill by segment at September 30, 2012:

	Household Products	Personal Care	Total
Balance at October 1, 2011	$36.9	$1,438.4	$1,475.3
Cumulative translation adjustment	0.4	(6.2)	(5.8)
Balance at September 30, 2012	$37.3	$1,432.2	$1,469.5

The Company had indefinite-lived intangible assets of $1,701.9 at September 30, 2012 and $1,703.6 at September 30, 2011. Changes in indefinite-lived intangible assets are due primarily to changes in foreign currency translation.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brands used in our various product categories. No impairment was indicated as a result of this testing. However, the recorded values of such intangible assets from more recent acquisitions, such as the Playtex acquisition, are often more susceptible to an impairment risk, if operating results or macroeconomic conditions deteriorate. We utilized a discounted cash flow model using an excess earnings valuation technique to test the brands acquired in the Playtex acquisition for impairment. Key assumptions included a discount rate of 8.00% and a terminal growth rate of 2.75%. While no impairment was indicated during this testing, the indicated estimated fair value for two brands, Playtex and Wet Ones, were relatively close to the carrying value at approximately 115% of the carrying value (approximately $650) for the Playtex brand and approximately 106% of the carrying value (approximately $200) for the Wet Ones brand.

Total amortizable intangible assets at September 30, 2012 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$18.7	$11.6	$7.1
Technology and patents	76.7	49.0	27.7
Customer-related / Other	164.0	47.0	117.0
Total amortizable intangible assets	$259.4	$107.6	$151.8

Amortizable intangible assets, with a weighted average remaining life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 3 years to 20 years.

Amortization expense for intangible assets totaled $22.8 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2013, 2014, 2015, 2016 and 2017 is approximately $20.7, $17.4, $15.2, $15.2 and $14.8 , respectively, and $68.5 thereafter.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(5) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2012	2011	2010
Currently payable:
United States - Federal	$72.8	$34.0	$67.0
State	6.5	4.6	8.4
Foreign	80.1	79.8	66.3
Total current	159.4	118.4	141.7
Deferred:
United States - Federal	(2.9)	36.4	(7.8)
State	(0.2)	2.4	(0.3)
Foreign	0.2	(12.4)	6.8
Total deferred	(2.9)	26.4	(1.3)
Provision for income taxes	$156.5	$144.8	$140.4

The source of pre-tax earnings was:

	2012	2011	2010
United States	$178.3	$191.6	$225.5
Foreign	387.1	214.4	317.9
Pre-tax earnings	$565.4	$406.0	$543.4

A reconciliation of income taxes with the amounts computed at the statutory federal income tax rate follows:

	2012		2011		2010
Computed tax at federal statutory rate	$197.9	35.0%	$142.1	35.0%	$190.2	35.0%
State income taxes, net of federal tax benefit	4.1	0.7	4.5	1.1	5.3	1.0
Foreign tax less than the federal rate	(55.6)	(9.8)	(15.9)	(3.9)	(38.9)	(7.2)
Tax benefits - special foreign dividend	—	—	—	—	(23.5)	(4.3)
Adjustments to prior years' tax accruals	(7.0)	(1.2)	(1.7)	(0.4)	(6.1)	(1.1)
Other taxes including repatriation of foreign earnings	16.2	2.9	15.3	3.8	11.0	2.0
Nontaxable share option	(2.0)	(0.4)	0.2	—	(0.2)	(0.1)
Other, net	2.9	0.5	0.3	0.1	2.6	0.5
Total	$156.5	27.7%	$144.8	35.7%	$140.4	25.8%

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet at September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2012	2011
Deferred tax liabilities:
Depreciation and property differences	$(101.1)	$(112.9)
Intangible assets	(574.3)	(566.7)
Other tax liabilities	(6.4)	(6.6)
Gross deferred tax liabilities	(681.8)	(686.2)
Deferred tax assets:
Accrued liabilities	105.7	108.1
Deferred and stock-related compensation	103.6	88.7
Tax loss carryforwards and tax credits	13.9	23.1
Intangible assets	17.3	22.1
Postretirement benefits other than pensions	11.6	15.5
Pension plans	155.3	142.1
Inventory differences	31.7	28.5
Other tax assets	6.6	6.1
Gross deferred tax assets	445.7	434.2
Valuation allowance	(11.9)	(12.6)
Net deferred tax liabilities	$(248.0)	$(264.6)

There were no material tax loss carryforwards that expired in fiscal 2012. Future expirations of tax loss carryforwards and tax credits, if not utilized, are not material from 2013 through 2016. For years subsequent to 2016 or for tax loss carryforwards and tax credits that have no expiration, the value at September 30, 2012 was $13.9. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to, amongst other things, fund local operations, fund pension and other post retirement obligations and fund capital projects. At September 30, 2012, approximately $1,250 of foreign subsidiary retained earnings was considered indefinitely invested in those businesses. We estimate that the U.S. federal income tax liability that could potentially arise if indefinitely invested retained earnings of foreign subsidiaries were repatriated in full to the U.S. would be significant. While it is not practical to calculate a specific potential U.S. tax exposure due to changing statutory rates in foreign jurisdictions over time, as well as other factors, we estimate the range of potential U.S. tax may be in excess of $150, if all undistributed earnings were repatriated. Applicable U.S. income and foreign withholding taxes would be provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

Unrecognized tax benefits activity for the years ended September 30, 2012 and 2011 are summarized below:

	2012	2011
Unrecognized tax benefits, beginning of year	$41.2	$48.7
Additions based on current year tax positions and acquisitions	3.3	8.1
Reductions for prior year tax positions	(0.8)	(0.7)
Settlements with taxing authorities/statute expirations	(2.7)	(14.9)
Unrecognized tax benefits, end of year	$41.0	$41.2

Included in the unrecognized tax benefits noted above are $35.5 of uncertain tax positions that would affect the Company’s

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payments are not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The accrued interest and penalties are not included in the table above. The Company accrued approximately $9.0 of interest and $2.8 of penalties at September 30, 2012 and $7.6 of interest and $2.8 of penalties at September 30, 2011. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company’s tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2007 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2003. The status of international income tax examinations varies by jurisdiction. The Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(6) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share:

(in millions, except per share data)	FOR THE YEARS ENDED SEPTEMBER 30,
	2012	2011	2010
Numerator:
Net earnings for basic and dilutive earnings per share	$408.9	$261.2	$403.0
Denominator:
Weighted-average shares - basic	64.9	69.6	70.0
Effect of dilutive securities:
Stock options	0.2	0.2	0.2
Restricted stock equivalents	0.6	0.5	0.3
Total dilutive securities	0.8	0.7	0.5
Weighted-average shares - diluted	65.7	70.3	70.5
Basic net earnings per share	$6.30	$3.75	$5.76
Diluted net earnings per share	$6.22	$3.72	$5.72

At September 30, 2012, approximately 0.4 of the Company’s outstanding restricted stock equivalents and stock options were not included in the diluted net earnings per share calculation because to do so would have been anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing earnings per share), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.7 and 1.2 anti-dilutive securities at September 30, 2011 and 2010, respectively, which were not included in the diluted net earnings per share calculations for the reason noted above.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

(7) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders (the "2009 Plan"). New awards granted after January 2009 are issued under the 2009 Plan. Under the 2009 Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. The 2009 Plan was amended and restated by approval of the shareholders at the January 2011 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 8.0 million. For purposes of determining the number of shares available for future issuance under the 2009 Plan, as amended and restated, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2012, 2011, and 2010 there were 3.3 million, 4.6 million and 2.0 million shares, respectively, available for future awards under the 2009 Plan, as amended and restated. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan, as amended and restated.

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

Through December 31, 2012, the Company permits employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors, that defer amounts into the Energizer Common Stock Unit Fund are credited with a number of stock equivalents based on the estimated fair value of ENR stock at the time of deferral. In addition, the participants are credited with an additional number of stock equivalents, equal to 25% for employees and 33 1/3% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33 1/3% match for directors was eliminated for future deferrals. Effective January 1, 2013, future deferrals of compensation will no longer be permitted, thus eliminating the 25% Company match for employees as well. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the estimated fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $44.9, $37.3, and $28.2 for the years ended September 30, 2012, 2011 and 2010, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $16.8, $13.9, and $10.2 for the years ended September 30, 2012, 2011 and 2010, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

Options

In October 2009, the Company granted non-qualified stock options to purchase 266,750 shares of ENR stock to certain executives and employees of the Company. Total options of approximately 215,500 vested on the third anniversary of the date of the grant. The options remain exercisable for 10 years from the date of grant. However, this term may be reduced under certain circumstances including the recipient’s termination of employment.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

As of September 30, 2012, the aggregate intrinsic value of stock options outstanding and stock options exercisable was $14.8 and $12.8 respectively. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2012, 2011 and 2010 was $3.4, $8.3, and $21.1, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards were granted in the fiscal years ended September 30, 2012 and 2011.

As of September 30, 2012, there are no unrecognized compensation costs related to stock options granted. For outstanding nonqualified stock options, the weighted-average remaining contractual life is 3.4 years.

The following table summarizes nonqualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2011	0.77	$50.36
Canceled	(0.04)	64.03
Exercised	(0.09)	35.99
Outstanding on September 30, 2012	0.64	$51.59
Exercisable on September 30, 2012	0.42	$44.48

Restricted Stock Equivalents (RSE)

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

In October 2009, the Company granted RSE awards to certain employees which included approximately 266,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives totaling approximately 485,600 shares which vested as follows: 1) 30% of the total restricted stock equivalents granted, or approximately 130,000, net of forfeitures, vested on the third anniversary of the date of grant; 2) approximately 201,700 shares vested on November 8, 2012 based on the Company’s compound annual growth rate for earnings per share as defined in the incentive plan (EPS CAGR) for the three year period ended on September 30, 2012. Under the terms of the performance award, 66.7% of the performance grant vested based on a 9.33% three year EPS CAGR.

In October 2010, the Company granted RSE awards to certain employees which included approximately 313,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 86,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 202,300 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company’s EPS

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is being amortized over the vesting period.

In November 2010, the Company granted two RSE awards to executive officers. One grant includes approximately 47,900 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 111,700 shares which vests on the date that the Company publicly releases its earnings for its 2013 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2013. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is being amortized over the vesting period.

In November 2011, the Company granted RSE awards to certain employees which included approximately 310,000 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 130,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 305,000 shares which vests on the date that the Company publicly releases its earnings for its 2014 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2014. Under the terms of the award, 100% of the grant vests if an EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control. The total performance award expected to vest is being amortized over the vesting period.

The Company records estimated expense for the performance based grants based on target achievement for the three year period for each respective program unless evidence exists that a different ultimate EPS CAGR is likely to occur. The estimated fair value of the award is determined using the closing share price of the Company's common stock on the date of the grant.

The following table summarizes RSE activity during the current year (shares in millions):

	Shares	Weighted-Average Grant Date Estimated Fair Value
Nonvested RSE at October 1, 2011	1.98	$69.86
Granted	0.76	70.26
Vested	(0.45)	68.13
Canceled	(0.33)	69.12
Nonvested RSE at September 30, 2012	1.96	$70.38

As of September 30, 2012, there was an estimated $48.4 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.3 years. The amount recognized may vary as vesting for a portion of the awards depends on the achievement of the established EPS CAGR targets. The weighted-average estimated fair value for RSE granted in fiscal 2012, 2011 and 2010 was $70.3, $74.9, and $65.6, respectively. The estimated fair value of RSE vested in fiscal 2012, 2011 and 2010 was $29.3, $25.3, and $25.8, respectively.

(8) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.
In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. It is expected that the Company will provide an enhanced

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

defined contribution benefit in conjunction with this action, but this change is expected to result in an overall reduction in the costs of retirement service benefits for U.S. colleagues. We expect to recognize a curtailment gain in pre-tax earnings of between $30 to $40 in the first fiscal quarter of 2013 as a result of this plan change. This estimate may vary from the actual curtailment gain recorded due primarily to changes in market interest rates and other factors.
The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and, therefore, are not included in the information presented in the following tables.

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

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2012	2011	2012	2011
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$1,261.5	$1,046.9	$50.5	$44.4
Service cost	26.7	28.9	0.5	0.5
Interest cost	55.8	55.9	2.3	2.7
Plan participants' contributions	0.4	1.1	5.6	5.0
Actuarial loss/(gain)	124.1	15.0	(2.9)	(7.1)
Benefits paid, net	(71.7)	(78.1)	(8.1)	(7.3)
Plan amendments	—	—	(8.9)	—
Special termination benefits	—	9.6	—	—
Net transfer primarily due to acquisition	—	177.7	—	12.5
Foreign currency exchange rate changes	0.1	4.5	0.7	(0.2)
Projected Benefit Obligation at end of year	$1,396.9	$1,261.5	$39.7	$50.5
Change in Plan Assets
Estimated fair value of plan assets at beginning of year	$815.0	$752.8	$0.7	$1.0
Net transfer primarily due to acquisition	—	72.5	—	—
Actual return on plan assets	125.9	12.3	—	—
Company contributions	63.2	52.7	2.2	2.0
Plan participants' contributions	0.4	1.1	5.6	5.0
Benefits paid	(71.7)	(78.1)	(8.1)	(7.3)
Foreign currency exchange rate changes	4.4	1.7	—	—
Estimated fair value of plan assets at end of year	$937.2	$815.0	$0.4	$0.7
Funded status at end of year	$(459.7)	$(446.5)	$(39.3)	$(49.8)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

	September 30,
	Pension		Postretirement
	2012	2011	2012	2011
Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets	$3.8	$1.2	$—	$—
Current liabilities	(7.9)	(7.0)	(2.4)	(2.6)
Noncurrent liabilities	(455.6)	(440.7)	(36.9)	(47.2)
Net amount recognized	$(459.7)	$(446.5)	$(39.3)	$(49.8)
Amounts Recognized in Accumulated Other Comprehensive Loss
Net loss/(gain)	$411.4	$371.2	$(24.9)	$(24.1)
Prior service credit	(37.1)	(42.7)	(26.5)	(20.3)
Transition obligation	—	0.1	—	—
Net amount recognized, pre-tax	$374.3	$328.6	$(51.4)	$(44.4)

Changes recognized in other comprehensive income for the year ended September 30, 2012 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss
Prior service cost from plan recent amendment	$—	$(8.9)
Net loss arising during the year	61.1	(2.8)
Effect of exchange rates	1.4	(0.1)
Amounts recognized as a component of net periodic benefit cost
Amortization or curtailment recognition of prior service credit	5.5	2.7
Amortization or settlement recognition of net loss/gain	(22.3)	2.1
Total recognized in other comprehensive income	$45.7	$(7.0)

The Company expects to contribute $58.6 to its pension plans and $2.8 to its postretirement plans in fiscal 2013.

The Company’s expected future benefit payments are as follows:

For The Years Ending September 30,
	Pension	Postretirement
2013	$75.1	$2.8
2014	$77.2	$2.7
2015	$82.7	$2.6
2016	$84.2	$2.6
2017	$84.6	$2.4
2018 to 2022	$442.8	$10.8

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The accumulated benefit obligation for defined benefit pension plans was $1,365.3 and $1,235.3 at September 30, 2012 and 2011, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,
	2012	2011
Projected benefit obligation	$1,270.1	$1,158.9
Accumulated benefit obligation	$1,254.0	$1,146.3
Estimated fair value of plan assets	$810.0	$711.3

Pension plan assets in the U.S. plan represent 81% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are: (a) equities, including U.S. and foreign: 61%, (b) debt securities, U.S. bonds: 38% and (c) other: 1%. Actual allocations at September 30, 2012 approximated these targets. The U.S. plan held no shares of ENR stock at September 30, 2012. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

The following table presents pension and postretirement expense:

	FOR THE YEARS ENDED SEPTEMBER 30,
	Pension			Postretirement
	2012	2011	2010	2012	2011	2010
Service cost	$26.7	$28.9	$32.7	$0.5	$0.5	$0.5
Interest cost	55.8	55.9	50.2	2.3	2.7	2.5
Expected return on plan assets	(63.0)	(63.3)	(62.1)	—	—	(0.1)
Amortization of unrecognized prior service cost	(5.5)	(5.6)	(6.1)	(2.6)	(2.7)	(2.7)
Amortization of unrecognized transition asset	—	0.2	0.2	—	—	—
Recognized net actuarial loss/(gain)	20.3	14.5	7.7	(2.1)	(1.3)	(1.5)
Curtailment loss recognized	—	0.9	—	—	—	—
Special termination benefits recognized	—	9.6	—	—	—	—
Settlement loss recognized	2.0	5.2	—	—	—	—
Net periodic benefit cost	$36.3	$46.3	$22.6	$(1.9)	$(0.8)	$(1.3)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2013, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$(29.7)	$2.0
Prior service credit	$5.5	$3.5

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2012	2011	2012	2011
Plan obligations:
Discount rate	3.6%	4.6%	3.9%	4.8%
Compensation increase rate	2.5%	2.7%	N/A	N/A
Net periodic benefit cost:
Discount rate	4.6%	4.7%	4.8%	5.1%
Expected long-term rate of return on plan assets	7.3%	7.3%	3.0%	3.2%
Compensation increase rate	2.7%	3.4%	N/A	N/A

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described above. Specifically, the expected return on equities (U.S. and foreign combined) is 7.19%, and the expected return on debt securities (including higher-quality and lower-quality bonds) is 3.43%.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table sets forth the estimated fair value of the Company’s pension assets as of September 30, 2012 and 2011 segregated by level within the estimated fair value hierarchy. Refer to Note 13 of the Notes to Consolidated Financial Statements for further discussion on the estimated fair value hierarchy and estimated fair value principles.

	2012 Pension Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$259.1	$51.9	$311.0
International Equity	15.3	248.3	263.6
DEBT
U.S. Gov't	—	294.8	294.8
Other Gov't	—	8.8	8.8
Corporate	—	49.2	49.2
CASH & CASH EQUIVALENTS	1.3	—	1.3
OTHER	—	8.5	8.5
TOTAL	$275.7	$661.5	$937.2

	2011 Pension Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$168.1	$109.9	$278.0
International Equity	41.7	134.2	175.9
DEBT
U.S. Gov't	—	230.4	230.4
Other Gov't	—	29.5	29.5
Corporate	—	61.2	61.2
CASH & CASH EQUIVALENTS	8.2	22.3	30.5
OTHER	—	9.5	9.5
TOTAL	$218.0	$597.0	$815.0

In addition to the pension plan assets detailed above, the Company had $0.4 and $0.7 of postretirement assets, which were classified as Level 1 at both periods presented.

There were no Level 3 pension and other postretirement plan assets at September 30, 2012 and 2011.

Our investment objective for defined benefit retirement plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as a fixed income investments. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income investments help dampen the volatility of the overall portfolio. Risk exposure is controlled by rebalancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(9) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to substantially all U.S. employees, other than legacy ASR employees. The Company matches 50% of participant’s before-tax contributions up to 6% of eligible compensation. Amounts charged to expense during fiscal 2012, 2011, and 2010 were $9.3, $9.2, and $8.0, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings, and Comprehensive Income. The fiscal 2012 and 2011 expense amounts include $0.9 related to the matching components of two legacy ASR plans. These plans were part of the ASR acquisition that occurred in early fiscal 2011.

(10) Debt

Notes payable at September 30, 2012 and 2011 consisted of notes payable to financial institutions with original maturities of less than one year of $162.4 and $56.0, respectively, and had a weighted-average interest rate of 2.2% and 3.1%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2012	2011
Private Placement, fixed interest rates ranging from 4.3% to 6.6%, due 2013 to 2017	$1,165.0	$1,265.0
Senior Notes, fixed interest rate of 4.7%, due 2021	600.0	600.0
Senior Notes, fixed interest rate of 4.7%, due 2022, net of discount	498.6	—
Term Loan, variable interest at LIBOR +63 basis points, or 0.9%, due December 2012	106.5	447.5
Total long-term debt, including current maturities	2,370.1	2,312.5
Less current portion	231.5	106.0
Total long-term debt	$2,138.6	$2,206.5

The Company’s total borrowings were $2,532.5 at September 30, 2012, including $268.9 tied to variable interest rates, of which $100 is hedged via the interest rate swap discussed below. The Company maintains total debt facilities of $2,982.5. The Company's Amended and Restated Revolving Credit Agreement, which matures in 2016, currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.9 remains available as of September 30, 2012, including $11.1 of outstanding letters of credit.

Under the terms of the Company’s credit agreements, the ratio of the Company’s indebtedness to its earnings before interest taxes depreciation and amortization (EBITDA), as defined in the agreements and detailed below, cannot be greater than 4.00 to 1, and may not remain above 3.50 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.50 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.50 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, indebtedness to EBITDA may not be greater than 4.00 to 1; if the ratio is above 3.50 to 1, for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.50 to 1. In addition, under the credit agreements, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreements, to total interest expense must exceed 3.00 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.64 to 1, and the ratio of its EBIT to total interest expense was 5.86 to 1, as of September 30, 2012. These ratios are impacted by pre-tax cash charges associated with restructuring activities as such charges reduce both EBITDA and EBIT as defined in the agreements. The ratios at September 30, 2012 did not include material restructuring charges. However, these ratios will be negatively impacted in the next two fiscal years as we execute our recently announced restructuring plan in fiscal 2013 and 2014. In addition to the financial covenants described above, the credit agreements and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreements or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreements, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs or impairments to be “added-back” in

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

determining EBITDA for purposes of the indebtedness ratio. However, unusual gains, such as those resulting from the sale of certain assets, would be excluded from the calculation of EBITDA. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Advances under the Company's existing receivables securitization program, as amended, which may not exceed $200, are not considered debt for purposes of the Company’s debt compliance covenants. At September 30, 2012 and 2011, $140.0 and $35.0, respectively, was outstanding under this facility.

On May 24, 2012, the Company issued $500.0 aggregate principal amount of 4.70% senior notes due in May 2022 with interest payable semi-annually in May and November (the "2012 Notes"). The net proceeds of $495 were used to repay existing indebtedness including approximately $335 of our term loan, which matures in December 2012, $100 of private placement notes, which matured in June 2012, and a portion of our outstanding balance under our receivables securitization program. The 2012 Notes contain the same provisions as the senior notes issued in 2011 and described below.

At this time, the Company has a remaining term loan outstanding of $106.5, which will mature in December 2012. We expect to fund this repayment with available cash and other borrowing capacity.

As a result of the permanent repayment of $335 of our existing term loan, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of our then-existing term loan balance. The interest rate swap agreement was terminated following repayment of the debt associated with the interest rate swap derivative. A charge of $1.7 is included in interest expense in the third fiscal quarter related to the early termination of this hedging instrument. The Company remains a party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company’s interest rate on $100 of the Company’s remaining variable rate term loan debt through December 2012 at an interest rate of 1.9%.

On May 19, 2011, the Company issued $600.0 aggregate principal amount of senior, unsecured notes with interest paid semi-annually in May and November at an annual fixed interest rate of 4.70% (the "2011 Notes"). The 2011 Notes mature in May 2021, and are guaranteed by all of our existing and future subsidiaries that are guarantors under any of our credit agreements or other indebtedness, and such subsidiaries will remain guarantors of the 2011 Notes for as long as they remain a guarantor on other indebtedness. The 2011 Notes are redeemable at our option from time to time in accordance with the optional redemption provisions of the notes, including potential make-whole premiums. In addition, upon the occurrence of a change in control, the holders of the 2011 Notes have the right to require the Company to repurchase all or a portion of the notes at a specified redemption price. The 2011 Notes also contain certain limitations regarding the merger, consolidation or sale of the Company's assets.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2012 are as follows for the fiscal years’ noted: $231.5 in 2013, $140.0 in 2014, $230.0 in 2015, $210.0 in 2016, $150.0 in 2017 and $1,410.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(11) Preferred Stock

The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2012, there were no shares of preferred stock outstanding.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(12) Shareholders’ Equity

At September 30, 2012, there were 300 million shares of ENR stock authorized, of which approximately 0.8 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 2.1 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. On April 30, 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaces a prior stock repurchase authorization, which was approved in July 2006. In fiscal 2012, the Company repurchased 5.9 million shares of the Company's common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $418. All the shares were purchased in the open market and approximately 2 million were repurchased under the prior Board authorization and approximately 4 million were repurchased under the new Board resolution. At September 30, 2012, the Company has approximately 6 million shares remaining on the April 2012 Board authorization to repurchase its common stock in the future.

On July 30, 2012, the Company announced that its Board of Directors declared the payment of its first quarterly dividend of $0.40 per share of common stock, which was paid on September 13, 2012. The dividend paid totaled $24.9.

On November 5, 2012, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2013 of $0.40 per share of Common Stock, payable December 12, 2012.

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 20.3%, 19.5% and 20.1% of total net sales in fiscal 2012, 2011 and 2010, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $120.9 at September 30, 2012. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2012 and 2011 as well as the Company’s objectives and strategies for holding these derivative instruments.

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, The Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities.

In September 2012, the Company discontinued hedge accounting treatment for its existing zinc contracts. These contracts no longer meet the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. The zinc forward hedges were designed to offset movement in our purchased zinc supplies, which include indium and certain conversion components.  These two ancillary components of the Company's purchased zinc supplies have been highly volatile, and have negatively impacted the correlation between the zinc hedging

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

contracts and the change in the cost of our zinc supplies. Due to this volatility, the zinc forward contracts do not meet the effectiveness requirements for treatment as cash flow hedges under the accounting guidelines.

The pre-tax gain recognized on these zinc contracts that were no longer considered cash flow hedges was $1.6 at September 30, 2012 and was included in other financing in the Consolidated Statement of Earnings and Comprehensive Income.

Contract maturities for these hedges extend into 2014. There were 17 open contracts at September 30, 2012 with a total notional value of approximately $31.

Foreign Currency Risk A significant portion of the Company’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar, results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar, and to a lesser extent, the Euro can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Japanese yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2012 and 2011, the Company had an unrealized pre-tax loss on these forward currency contracts accounted for as cash flow hedges of $5.9 and an unrealized pre-tax gain of $3.3, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2012 levels, over the next twelve months, approximately $5.3 of the pre-tax loss included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2014. There were 61 open contracts at September 30, 2012 with a total notional value of approximately $359.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2012, the Company has a remaining term loan outstanding of $106.5, which will mature in December 2012. As a result of the permanent repayment of $335 of our existing term loan, the Company terminated a then-existing interest rate swap agreement, which previously hedged our interest rate exposure on $200 of our then-existing term loan balance. A charge of $1.7 is included in interest expense in the third fiscal quarter related to the early termination of this hedging instrument. The Company remains party to an interest rate swap agreement with one major financial institution that fixes the variable benchmark component (LIBOR) of the Company’s interest rate on $100.0 of the Company’s remaining variable rate term loan debt through December 2012. At September 30, 2012 and 2011, respectively, the Company had an unrealized pre-tax loss on these interest rate swap agreements of $0.3 and $4.7 included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Over the next three months the interest rate swap agreement will be fully settled and the total $0.3 pre-tax loss included in Accumulated other comprehensive loss is expected to be included in earnings.

Cash Flow Hedges The Company maintains a number of cash flow hedging programs, as discussed above, to reduce risks related to foreign currency and interest rate risk. Each of these derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective for accounting purposes in offsetting the associated risk.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The following table provides estimated fair values as of September 30, 2012 and 2011, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2012 and 2011, respectively.

	At September 30, 2012	For The Year Ended September 30, 2012
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset(Liability) (1) (2)	Gain/(Loss) Recognized in OCI(3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$(5.9)	$(10.0)	$(0.8)
Commodity contracts	—	—	(6.0)
Interest rate contracts	(0.3)	2.7	(1.7)
Total	$(6.2)	$(7.3)	$(8.5)

	At September 30, 2011	For The Year Ended September 30, 2011
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset(Liability) (1) (2)	Gain/(Loss) Recognized in OCI(3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$3.3	$(4.5)	$(24.6)
Commodity contracts	(6.2)	(5.2)	1.0
Interest rate contracts	(4.7)	3.1	—
Total	$(7.6)	$(6.6)	$(23.6)

(1)	All derivative assets are presented in other current assets or other assets.

(2)	All derivative liabilities are presented in other current liabilities or other liabilities.

(3)	OCI is defined as other comprehensive income.

(4)	Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts and ineffective commodity contract in other financing, effective commodity contracts in Cost of products sold.

(5)
Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion for foreign currency and interest rate contracts recognized in income was insignificant to the twelve months ended September 30, 2012. In September 2012, the Company discontinued hedge accounting treatment for its zinc contracts as the contracts no longer correlated to the underlying zinc exposure being hedged. Included within the net loss above is a $1.6 gain for the ineffective portion that was de-designated and reclassified from OCI into income at September 30, 2012. This gain has been included in the table below for derivatives not designated as cash flow hedges.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The following table provides estimated fair values as of September 30, 2012 and 2011, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2012 and 2011, respectively.

	At September 30, 2012	For The Year Ended September 30, 2012
Derivatives not designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability)	Gain/(Loss) Recognized in Income (1)
Share option	$2.5	$6.1
Commodity contracts (2)	1.6	1.6
Foreign currency contracts	(0.7)	(1.9)
Total	$3.4	$5.8

	At September 30, 2011	For The Year Ended September 30, 2011
Derivatives not designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability)	Gain/(Loss) Recognized in Income (1)
Share option	$(3.4)	$(0.6)
Foreign currency contracts	0.4	4.5
Total	$(3.0)	$3.9
(1) Gain/(Loss) recognized in Income was recorded as follows: Share option in Selling, general and administrative expense and foreign currency and commodity contracts in other financing.
(2) In September 2012, the Company discontinued hedge accounting treatment for its existing zinc contracts. These contracts no longer meet the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. Included in the table above is a gain of $1.6 for the ineffective portion that was de-designated and reclassified from OCI into income at September 30, 2012.

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

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company’s financial assets and liabilities, which are carried at fair value, as of September 30, 2012 and 2011 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2
	September 30,
	2012	2011
Assets/(Liabilities) at estimated fair value:
Deferred Compensation	$(161.6)	$(147.6)
Derivatives - Foreign Exchange	(6.6)	3.7
Derivatives - Commodity	1.6	(6.2)
Derivatives - Interest Rate Swap	(0.3)	(4.7)
Share Option	2.5	(3.4)
Total Liabilities at estimated fair value	$(164.4)	$(158.2)

At September 30, 2012 and 2011 the Company had no level 1 or level 3 financial assets or liabilities.

See Note 7 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Effective January 1, 2012, the Company adopted an ASU related to estimated fair value measurements. The new guidance results in a consistent definition of estimated fair value and common requirements for measurement of and disclosure about estimated fair value between U.S. GAAP and IFRS. These disclosures were applied on a prospective basis.

At September 30, 2012 and 2011, the fair market value of fixed rate long-term debt was $2,438.0 and $1,969.3, respectively, compared to its carrying value of $2,263.6 and $1,865.0, respectively. The book value of the Company’s variable rate debt approximates estimated fair value. The estimated fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of fixed rate long-term debt has been determined based on level 2 inputs.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash and cash equivalents and short-term borrowings have been determined based on level 2 inputs.

At September 30, 2012, the estimated fair value of foreign currency, interest rate swap and commodity contracts is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. The estimated fair value of the deferred compensation liability is determined based upon the quoted market prices of the Energizer Common Stock Unit Fund as well as other investment options that are offered under the plan.

Venezuela Currency Risk The Company has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. We continue to monitor this situation including the impact such restrictions may have on our future business operations. At this time, we are unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations, if at all. At September 30, 2012, the Company had approximately $40 in net monetary assets in Venezuela. Due to the level of uncertainty in Venezuela, we cannot predict the exchange rate that will ultimately be used to convert our local currency net monetary assets to U.S. dollars in the future.

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

Accrued environmental costs at September 30, 2012 were $19.9, of which $4.5 is expected to be spent in fiscal 2013. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Nevertheless, based on information currently available, the Company believes the possibility of material environmental costs in excess of the accrued amount is remote.

Certain of the Company’s products are subject to regulation by the United States Food and Drug Administration (FDA), including tampons and sun care products.

Legal Proceedings – The Company and its subsidiaries are parties to a number of legal proceedings in various jurisdictions arising out of the operations of the Company's businesses. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

In January 2011, Munchkin, Inc. commenced an action against a subsidiary of the Company in the United States District Court for the Central District of California seeking a declaration that certain Munchkin, Inc. advertising claims were valid and alleging false advertising claims by the Company.  A jury trial resulted in an adverse verdict in July 2012 in the amount of

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

approximately $13.5 million.  As a result of the jury verdict, the Company recorded an accrual of $13.5 million as of June 30, 2012. In September 2012, the court ordered a new trial with respect to the claims on which the jury awarded damages, which set aside the previous jury verdict. Based on this development and our current assessment of the matter, the Company reversed the previously established litigation reserve.

In October 2012, after receiving five reports from consumers, the Company announced a voluntary market withdrawal of certain continuous spray Banana Boat sun care products due to a potential risk of product igniting on the skin if contact was made with a source of ignition before the product was completely dry.  The Company is voluntarily removing these products from retail outlets because of this potential safety concern. The Company has provided for the costs associated with the voluntary withdrawal in its fiscal 2012 financial statements, and is unable to determine with any degree of certainty what, if any, other liabilities may arise.

(15) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $30.8, $32.6 and $30.5 in fiscal 2012, 2011 and 2010, respectively. Future minimum rental commitments under noncancellable operating leases in effect as of September 30, 2012, were $26.8 in fiscal 2013, $20.0 in fiscal 2014, $16.4 in fiscal 2015, $14.0 in fiscal 2016, $11.9 in fiscal 2017 and $38.1 thereafter. These leases are primarily for office facilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(16) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2012	2011
Inventories
Raw materials and supplies	$100.7	$95.5
Work in process	141.2	139.9
Finished products	430.5	418.0
Total inventories	$672.4	$653.4
Other Current Assets
Miscellaneous receivables	$81.5	$58.6
Deferred income tax benefits	207.0	189.2
Prepaid expenses	90.0	84.3
Value added tax collectible from customers	53.5	51.9
Other	23.0	42.3
Total other current assets	$455.0	$426.3
Property, plant and equipment
Land	$39.0	$39.4
Buildings	278.2	297.4
Machinery and equipment	1,775.7	1,719.8
Construction in progress	75.6	71.7
Total gross property	2,168.5	2,128.3
Accumulated depreciation	(1,320.0)	(1,242.9)
Total property, plant and equipment, net	$848.5	$885.4
Other Current Liabilities
Accrued advertising, sales promotion and allowances	$70.1	$96.2
Accrued trade allowances	101.4	87.9
Accrued salaries, vacations and incentive compensation	115.9	110.4
Income taxes payable	25.2	—
Returns reserve	52.8	48.5
Other	223.0	232.8
Total other current liabilities	$588.4	$575.8
Other Liabilities
Pensions and other retirement benefits	$506.0	$497.2
Deferred compensation	166.3	151.7
Deferred income tax liabilities	455.0	453.8
Other non-current liabilities	88.3	93.6
Total other liabilities	$1,215.6	$1,196.3

Allowance for Doubtful Accounts	2012	2011	2010
Balance at beginning of year	$15.9	$13.2	$11.3
Impact of acquisition	—	0.8	—
Provision charged to expense, net of reversals	2.2	4.6	4.6
Write-offs, less recoveries, translation, other	(2.2)	(2.7)	(2.7)
Balance at end of year	$15.9	$15.9	$13.2

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Income Tax Valuation Allowance	2012	2011	2010
Balance at beginning of year	$12.6	$11.0	$10.3
Provision charged to expense	—	11.4	2.7
Reversal of provision charged to expense	(0.8)	(4.6)	(1.3)
Write-offs, translation, other	0.1	(5.2)	(0.7)
Balance at end of year	$11.9	$12.6	$11.0

Supplemental Disclosure of Cash Flow Information	2012	2011	2010
Interest paid, including cost of early debt retirement	$117.5	$141.8	$122.1
Income taxes paid	$113.0	$206.4	$131.5

The Company has made two reclassifications for financial reporting purposes that impact the September 30, 2011, balance sheet only. They are as follows:

•
In many of the Company's foreign affiliates, a value-added tax (VAT) is included on the invoice to the customer. The VAT is not included as part of the Company's revenue because the Company is simply collecting required taxes related to the sale of its goods to a third party and passing that tax collection to the proper tax authorities. Historically, the Company has reported this VAT component as part of trade receivables. We have reclassified this outstanding VAT amount from trade receivables to other current assets. The amount of the reclassification at September 30, 2011 is $51.9.

•
The Company engages in a variety of trade promotional activities with its customers to promote its brands. The cost of these programs have historically been accounted for as a reduction of net sales in accordance with GAAP, with an offsetting establishment of an accrued liability. A large portion of these liabilities are paid via a customer deduction from amounts owed to the Company for invoiced sales as the customer exercises a right of offset against trade receivables to recoup payment for trade promotion allowances. While practice may vary depending on the type and nature of the trade promotional activities, we believe reduction of trade receivables to reflect this estimated right of offset is common in the industry and appropriate to reflect on the reported balance sheet. The amount reclassified to reflect this presentation change was $131.9 at September 30, 2011.

(17) Segment Information

Operations for the Company are managed via two segments - Personal Care (Wet Shave, Skin Care, Feminine Care and Infant Care Products) and Household Products (Battery and Portable Lighting Products). On November 23, 2010, we completed the acquisition of ASR. ASR is a leading global manufacturer of private label/value wet shaving razors and blades, and industrial and specialty blades and is part of the Company' s Personal Care segment. Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring, acquisition integration or business realignment activities, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as inventory write-up related to purchase accounting, other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations do not represent the costs of such services, if performed on a stand-alone basis.

For the fiscal year ended September 30, 2012, the 2011 Household Products restructuring activities generated pre-tax income of $6.8, which was driven by the gain on the sale of our former battery manufacturing facility in Switzerland, which was closed in fiscal 2011. This gain was partially offset by $6.0 of additional costs related to the 2011 Household Products restructuring, which were incurred in fiscal 2012. For the fiscal year ended September 30, 2011, the 2011 Household Products Restructuring initiatives generated pre-tax expense of $79.0.

For the year ended September 30, 2011, the Company recorded expense of $1.8 related to the devaluation of its net monetary

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. These results reflect an exchange rate of 5.6 Venezuelan Bolivar Fuerte to one U.S. dollar. In 2010, the Company recorded a pre-tax loss of $18.3 due primarily to the devaluation of our Venezuela affiliates' U.S. dollar based intercompany payable as a result of the official devaluation of the exchange rate between the U.S. dollar and the Venezuelan Bolivar Fuerte. These impacts, which are included in Other financing on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and spending remain part of reported segment totals.

On May 19, 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November, 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of the certain private placement notes resulted in the payment of “make whole” premiums totaling $19.9, pre-tax, which are reflected as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income as well as the reconciliation of segment results to total earnings before income taxes included in this footnote. In addition, the notice period required to repay certain private placement notes resulted in duplicate interest expense of approximately $3.0, which is included in Interest expense on the Consolidated Statements of Earnings and Comprehensive Income. See Note 10 of the Notes to Consolidated Financial Statements for further details.

The presentation for inventory write-up, which was $7.0 in fiscal 2011 related to the write-up and subsequent sale of inventory acquired in the ASR transaction, acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management’s view on how it evaluates segment performance.

Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

The following table provides segment information for the years ended or at September 30 for the periods presented:

Net Sales	2012	2011	2010
Personal Care	$2,479.5	$2,449.7	$2,048.6
Household Products	2,087.7	2,196.0	2,199.7
Total net sales	$4,567.2	$4,645.7	$4,248.3

	2012	2011	2010
Operating Profit
Personal Care	$470.7	$408.4	$366.6
Household Products	400.2	410.6	451.1
Total operating profit	870.9	819.0	817.7
General corporate and other expenses	(159.0)	(119.9)	(108.4)
Household Products restructuring	6.8	(79.0)	—
Acquisition inventory valuation	—	(7.0)	—
ASR transaction costs/integration	(8.4)	(13.5)	(0.5)
Amortization of intangibles	(22.7)	(21.3)	(13.6)
Venezuela devaluation/other impacts	—	(1.8)	(18.3)
Cost of early debt retirements	—	(19.9)	—
Interest and other financing items	(122.2)	(150.6)	(133.5)
Total earnings before income taxes	$565.4	$406.0	$543.4

Depreciation and Amortization
Personal Care	$82.0	$78.9	$57.9
Household Products	54.7	63.5	65.8
Total segment depreciation and amortization	136.7	142.4	123.7
Corporate	25.5	38.9	15.5
Total depreciation and amortization	$162.2	$181.3	$139.2

Total Assets
Personal Care	$1,278.4	$1,266.9
Household Products	1,134.4	1,176.7
Total segment assets	2,412.8	2,443.6
Corporate	995.2	734.4
Goodwill and other intangible assets, net	3,323.2	3,353.5
Total assets	$6,731.2	$6,531.5

Capital Expenditures
Personal Care	$58.3	$61.0	$69.2
Household Products	38.1	36.6	38.2
Total segment capital expenditures	96.4	97.6	107.4
Corporate	14.6	0.4	1.3
Total capital expenditures	$111.0	$98.0	$108.7

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share and percentage data)

Geographic segment information on a legal entity basis for the years ended September 30:

	2012	2011	2010
Net Sales to Customers
United States	$2,355.0	$2,341.9	$2,196.8
International	2,212.2	2,303.8	2,051.5
Total net sales	$4,567.2	$4,645.7	$4,248.3

Long-Lived Assets
United States	$581.1	$615.6
Germany	81.5	93.3
Singapore	89.8	81.7
Other International	133.0	126.7
Total long-lived assets excluding goodwill and intangibles	$885.4	$917.3

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.3% of the Company's total net sales in fiscal 2012 and 2011 and 5.7% in fiscal 2010, respectively. Net sales to customers in all other individual foreign countries represented less than 5% of the Company’s total net sales for each of the three years presented.

Supplemental product information is presented below for net sales for the years ended September 30:

	2012	2011	2010
Net Sales
Wet Shave	$1,687.6	$1,637.4	$1,265.1
Alkaline batteries	1,263.4	1,311.7	1,327.9
Other batteries and lighting products	824.3	884.3	871.8
Skin Care	423.0	417.6	383.0
Feminine Care	185.5	195.1	198.8
Infant Care	180.3	198.0	201.7
Other personal care products	3.1	1.6	—
Total net sales	$4,567.2	$4,645.7	$4,248.3

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

Fiscal 2012	First	Second	Third	Fourth
Net sales	$1,198.1	$1,101.8	$1,124.1	$1,143.2
Gross profit	564.5	517.2	528.8	527.4
Net earnings	143.8	77.9	70.2	117.0
Earnings per share:
Basic	$2.17	$1.19	$1.08	$1.86
Diluted	$2.15	$1.17	$1.06	$1.84

Items increasing/(decreasing) net earnings:
ASR integration/transaction costs	(0.9)	(1.5)	(1.5)	(1.4)
Other realignment/integration costs	—	(0.2)	(0.2)	(4.5)
Early termination of interest rate swap	—	—	(1.1)	—
Household Products restructuring	7.6	(1.2)	(0.4)	(0.3)
Litigation provision	—	—	(8.5)	8.5
Adjustments to valuation allowances and prior years tax accruals	—	—	4.2	2.8

Fiscal 2011	First	Second	Third	Fourth
Net sales	$1,177.1	$1,035.3	$1,234.5	$1,198.8
Gross profit	555.6	471.1	573.0	546.0
Net earnings	110.4	39.1	65.9	45.8
Earnings per share:
Basic	$1.56	$0.56	$0.95	$0.67
Diluted	$1.55	$0.55	$0.94	$0.67

Items increasing/(decreasing) net earnings:
Household Products restructuring	$(1.3)	$(30.0)	$(16.9)	$(15.3)
Early debt retirement/duplicate interest	—	—	(12.5)	(1.9)
ASR transaction costs/integration	(3.8)	(0.9)	(2.5)	(1.2)
Acquisition inventory valuation	(1.7)	(2.7)	—	—
Other realignment/integration costs	(0.2)	(1.9)	0.2	(0.1)
Venezuela devaluation/other impacts	(2.3)	1.0	—	(0.5)
Adjustments to valuation allowances and prior years tax accruals	—	—	1.1	(10.8)

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

(19) Guarantor and Non-Guarantor Financial Information

On May 19, 2011, the Company issued a total of $600.0 of 4.70% senior notes due in May 2021 with interest payable semi-annually beginning November 2011. On May 24, 2012, the Company issued an additional $500.0 of senior notes with interest payable semi-annually in May and November at an annual fixed interest rate of 4.70%, maturing in May 2022.

The notes issued in May 2011 and May 2012 (collectively the "Notes") are fully and unconditionally guaranteed on a joint and several basis by the Company's existing and future direct and indirect domestic subsidiaries that are guarantors of any of the Company's credit agreements or other indebtedness for borrowed money (the “Guarantors”). The Guarantors are 100% owned either directly or indirectly by the Company and jointly and severally guarantee the Company's obligations under the Notes and substantially all of the Company's other outstanding indebtedness. The Company's subsidiaries organized outside of the U.S. and certain domestic subsidiaries, which are not guarantors of any of the Company's other indebtedness, (collectively, the “Non-Guarantors”) do not guarantee the Notes. The subsidiary guarantee with respect to the Notes is subject to release upon sale of all of the capital stock of the Subsidiary Guarantor; if the guarantee under our credit agreements and other indebtedness for borrowed money is released or discharged (other than due to payment under such guarantee); or when the requirements for legal defeasance are satisfied or the obligations are discharged in accordance with the indenture.

Set forth below are the condensed consolidating financial statements presenting the results of operations, financial position and cash flows of the Parent Company (Energizer Holdings, Inc.), the Guarantors on a combined basis, the Non-Guarantors on a combined basis and eliminations necessary to arrive at the information for the Company as reported, on a consolidated basis. Eliminations represent adjustments to eliminate investments in subsidiaries and intercompany balances and transactions between or among the Parent Company, the Guarantor and the Non-Guarantor subsidiaries. In addition, the Company has revised certain elements of its previously filed consolidating statements as shown in the tables and revisions presented below.

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net Sales	$—	$2,773.5	$2,433.3	$(639.6)	$4,567.2
Cost of products sold	—	1,691.9	1,373.8	(636.4)	2,429.3
Gross Profit	—	1,081.6	1,059.5	(3.2)	2,137.9

Selling, general and administrative expense	0.2	452.2	442.7	—	895.1
Advertising and sales promotion expense	—	249.9	200.7	(1.1)	449.5
Research and development expense	—	112.3	0.2	—	112.5
Household Products restructuring	—	0.4	(7.2)	—	(6.8)
Interest expense/(income)	122.6	(0.5)	5.2	—	127.3
Intercompany interest (income)/expense	(119.5)	118.7	0.8	—	—
Other financing expense, net	—	(0.5)	(4.5)	(0.1)	(5.1)
Intercompany service fees	—	12.8	(12.8)	—	—
Equity in earnings of subsidiaries	(414.3)	(315.1)	—	729.4	—
Earnings before income taxes	411.0	451.4	434.4	(731.4)	565.4
Income taxes	2.1	60.2	96.2	(2.0)	156.5
Net earnings	$408.9	$391.2	$338.2	$(729.4)	$408.9

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2011
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net Sales	$—	$2,775.2	$2,444.5	$(574.0)	$4,645.7
Cost of products sold	—	1,658.4	1,418.4	(576.8)	2,500.0
Gross Profit	—	1,116.8	1,026.1	2.8	2,145.7

Selling, general and administrative expense	—	420.4	435.7	—	856.1
Advertising and sales promotion expense	—	285.9	240.8	(2.7)	524.0
Research and development expense	—	108.2	0.1	—	108.3
Household Products restructuring	—	3.0	76.0	—	79.0
Interest expense/(income)	137.1	(2.4)	6.6	—	141.3
Intercompany interest (income)/expense	(134.5)	133.7	0.8	—	—
Other financing expense, net	—	2.0	29.0	—	31.0
Intercompany service fees	—	10.6	(10.6)	—	—
Equity in earnings of subsidiaries	(271.2)	(153.6)	—	424.8	—
Earnings before income taxes	268.6	309.0	247.7	(419.3)	406.0
Income taxes	7.4	64.6	71.1	1.7	144.8
Net earnings	$261.2	$244.4	$176.6	$(421.0)	$261.2

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2010
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net Sales	$—	$2,551.9	$2,229.3	$(532.9)	$4,248.3
Cost of products sold	—	1,483.1	1,270.1	(524.2)	2,229.0
Gross Profit	—	1,068.8	959.2	(8.7)	2,019.3

Selling, general and administrative expense	—	379.5	386.2	—	765.7
Advertising and sales promotion expense	—	274.3	188.8	(1.8)	461.3
Research and development expense	—	97.0	0.1	—	97.1
Interest expense/(income)	121.5	(1.4)	5.3	—	125.4
Intercompany interest (income)/expense	(119.5)	118.2	1.3	—	—
Other financing (income)/expense	(0.1)	1.3	25.2	—	26.4
Intercompany service fees	—	16.9	(16.9)	—	—
Equity in earnings of subsidiaries	(412.5)	(266.5)	—	679.0	—
Earnings before income taxes	410.6	449.5	369.2	(685.9)	543.4
Income taxes	7.6	52.3	83.6	(3.1)	140.4
Net earnings	$403.0	$397.2	$285.6	$(682.8)	$403.0

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Consolidating Balance Sheets (Condensed)
	September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current Assets
Cash and cash equivalents	$4.0	$9.2	$705.3	$—	$718.5
Trade receivables, net (a)	—	4.1	672.6	—	676.7
Inventories	—	341.4	362.1	(31.1)	672.4
Other current assets	0.4	210.8	232.9	10.9	455.0
Total current assets	4.4	565.5	1,972.9	(20.2)	2,522.6
Investment in subsidiaries	6,552.5	1,760.8	—	(8,313.3)	—
Intercompany receivables, net (b)	—	4,249.9	168.6	(4,418.5)	—
Intercompany notes receivable (b)	2,413.3	22.4	11.0	(2,446.7)	—
Property, plant and equipment, net	—	553.1	295.4	—	848.5
Goodwill	—	1,104.9	364.6	—	1,469.5
Other intangible assets, net	—	1,646.8	206.9	—	1,853.7
Other noncurrent assets	12.4	9.7	14.8	—	36.9
Total assets	8,982.6	9,913.1	3,034.2	(15,198.7)	6,731.2

Current liabilities	300.0	372.2	635.2	0.1	1,307.5
Intercompany payables, net (b)	4,418.5	—	—	(4,418.5)	—
Intercompany notes payable (b)	—	2,424.3	22.4	(2,446.7)	—
Long-term debt	2,138.6	—	—	—	2,138.6
Other noncurrent liabilities	56.0	954.7	204.9	—	1,215.6
Total liabilities	6,913.1	3,751.2	862.5	(6,865.1)	4,661.7
Total shareholders' equity	2,069.5	6,161.9	2,171.7	(8,333.6)	2,069.5
Total liabilities and shareholders' equity	$8,982.6	$9,913.1	$3,034.2	$(15,198.7)	$6,731.2

(a) Trade receivables, net for the Non-Guarantors includes approximately $369.1 at September 30, 2012 of U.S. trade receivables sold from the Guarantors to Energizer Receivables Funding Corp ("ERF"), a 100% owned, special purpose subsidiary, which is a non-guarantor of the Notes. These receivables are used by ERF to securitize the borrowings under the Company's receivable securitization facility. The trade receivables are short-term in nature (on average less than 90 days). As payment of the receivable obligation is received from the customer, ERF remits the cash to the Guarantors in payment for the purchase of the receivables. Cost and expenses paid by ERF related to the receivable securitization facility are re-billed to the Guarantors by way of intercompany services fees.

(b) Intercompany activity includes notes that bear interest due from the Guarantors to the Parent Company. Interest rates on these notes approximate the interest rates paid by the Parent on third party debt. Additionally, other intercompany activities include product purchases between Guarantors and Non-Guarantors, charges for services provided by the parent and various subsidiaries to other affiliates within the consolidated entity and other intercompany activities in the normal course of business.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Consolidating Balance Sheets (Condensed)
	September 30, 2011
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current Assets
Cash and cash equivalents	$—	$4.3	$466.9	$—	$471.2
Trade receivables, net (a) (c)	—	15.3	694.5	—	709.8
Inventories	—	318.7	363.8	(29.1)	653.4
Other current assets (c)	21.1	243.7	183.0	(21.5)	426.3
Total current assets	21.1	582.0	1,708.2	(50.6)	2,260.7
Investment in subsidiaries	6,177.9	1,430.6	—	(7,608.5)	—
Intercompany receivables, net (b)	—	4,046.7	13.4	(4,060.1)	—
Intercompany notes receivable (b)	2,347.6	24.4	5.9	(2,377.9)	—
Property, plant and equipment, net	—	574.8	310.6	—	885.4
Goodwill	—	1,105.0	370.3	—	1,475.3
Other intangible assets, net	—	1,664.3	213.9	—	1,878.2
Other noncurrent assets	10.4	11.1	10.4	—	31.9
Total assets	8,557.0	9,438.9	2,632.7	(14,097.1)	6,531.5

Current liabilities (c)	141.1	399.1	518.1	(30.9)	1,027.4
Intercompany payables, net (b)	4,060.1	—	—	(4,060.1)	—
Intercompany notes payable (b)	—	2,353.5	24.4	(2,377.9)	—
Long-term debt	2,206.5	—	—	—	2,206.5
Other noncurrent liabilities	48.0	975.9	172.4	—	1,196.3
Total liabilities	6,455.7	3,728.5	714.9	(6,468.9)	4,430.2
Total shareholders' equity	2,101.3	5,710.4	1,917.8	(7,628.2)	2,101.3
Total liabilities and shareholders' equity	$8,557.0	$9,438.9	$2,632.7	$(14,097.1)	$6,531.5

(a) Trade receivables, net for the Non-Guarantors includes approximately $373.0 at September 30, 2011 of U.S. trade receivables sold from the Guarantors to Energizer Receivables Funding Corp ("ERF"), a 100% owned, special purpose subsidiary, which is a non-guarantor of the Notes. These receivables are used by ERF to securitize the borrowings under the Company's receivable securitization facility. The trade receivables are short-term in nature (on average less than 90 days). As payment of the receivable obligation is received from the customer, ERF remits the cash to the Guarantors in payment for the purchase of the receivables. Cost and expenses paid by ERF related to the receivable securitization facility are re-billed to the Guarantors by way of intercompany services fees.

(b) Intercompany activity includes notes that bear interest due from the Guarantors to the Parent Company. Interest rates on these notes approximate the interest rates paid by the Parent on third party debt. Additionally, other intercompany activities include product purchases between Guarantors and Non-Guarantors, charges for services provided by the parent and various subsidiaries to other affiliates within the consolidated entity and other intercompany activities in the normal course of business.

(c) The Company has made two reclassifications for financial reporting purposes that impact the balance sheets only.  See Note 10 for further information.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from operating activities	$87.4	$275.9	$327.4	$(59.1)	$631.6
Cash Flow from Investing Activities
Capital expenditures	—	(73.4)	(37.6)	—	(111.0)
Proceeds from sale of assets	—	2.0	17.3	—	19.3
Proceeds from intercompany notes	441.0	2.8	—	(443.8)	—
Payments for intercompany notes	(498.6)	—	(5.0)	503.6	—
Intercompany receivable/payable, net	—	(358.4)	(105.0)	463.4	—
Proceeds from return of capital	—	0.7	—	(0.7)	—
Payment for equity contributions	—	(3.1)	—	3.1	—
Other, net	—	(1.1)	(2.1)	—	(3.2)
Net cash (used by)/from investing activities	(57.6)	(430.5)	(132.4)	525.6	(94.9)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days	498.6	—	—	—	498.6
Cash payments on debt with original maturities greater than 90 days	(441.0)	—	—	—	(441.0)
Payment of debt issue cost	(4.3)	—	—	—	(4.3)
Net (decrease)/increase in debt with original maturity days of 90 or less	—	(8.1)	109.0	—	100.9
Proceeds from intercompany notes	—	503.6	—	(503.6)	—
Payments for intercompany notes	—	(441.0)	(2.8)	443.8	—
Common stock purchased	(417.8)	—	—	—	(417.8)
Proceeds from issuance of common stock	3.0	—	—	—	3.0
Excess tax benefits from share-based payments	2.2	—	—	—	2.2
Cash dividends paid	(24.9)	—	—	—	(24.9)
Intercompany receivable/payable, net	358.4	105.0	—	(463.4)	—
Proceeds for equity contribution	—	—	3.1	(3.1)	—
Capital contribution	—	—	(0.7)	0.7	—
Payments for intercompany equity distributions	—	—	(59.1)	59.1	—
Net cash (used by)/from financing activities	(25.8)	159.5	49.5	(466.5)	(283.3)
Effect of exchange rate changes on cash	—	—	(6.1)	—	(6.1)
Net increase in cash and cash equivalents	4.0	4.9	238.4	—	247.3
Cash and cash equivalents, beginning of period	—	4.3	466.9	—	471.2
Cash and cash equivalents, end of period	$4.0	$9.2	$705.3	$—	$718.5

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2011
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from operating activities	$5.5	$298.3	$232.8	$(124.1)	$412.5
Cash Flow from/(used by) Investing Activities
Capital expenditures	—	(55.4)	(42.6)	—	(98.0)
Proceeds from sale of assets	—	5.0	2.6	—	7.6
Acquisitions, net of cash acquired	(301.0)	11.1	22.8	—	(267.1)
Proceeds from intercompany notes	576.0	38.0	—	(614.0)	—
Payments for intercompany notes	(600.0)	—	—	600.0	—
Intercompany receivable/payable, net	—	(355.7)	(35.0)	390.7	—
Proceeds from return of capital	—	4.0	—	(4.0)	—
Payment for equity contributions	—	(12.8)	—	12.8	—
Other, net	—	(4.8)	(1.2)	—	(6.0)
Net cash (used by)/from investing activities	(325.0)	(370.6)	(53.4)	385.5	(363.5)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days	600.0	—	—	—	600.0
Cash payments on debt with original maturities greater than 90 days	(576.0)	—	—	—	(576.0)
Payment of debt issue cost	(7.6)	—	—	—	(7.6)
Net decrease in debt with original maturity days of 90 or less	—	15.1	30.6	—	45.7
Proceeds from intercompany notes	—	600.0	—	(600.0)	—
Payments for intercompany notes	—	(576.0)	(38.0)	614.0	—
Common stock purchased	(276.0)	—	—	—	(276.0)
Proceeds from issuance of common stock	8.2	—	—	—	8.2
Excess tax benefits from share-based payments	3.7	—	—	—	3.7
Intercompany receivable/payable, net	355.7	35.0	—	(390.7)	—
Proceeds for equity contribution	—	—	12.8	(12.8)	—
Capital contribution	—	—	(4.0)	4.0	—
Payments for intercompany equity distributions	—	—	(124.1)	124.1	—
Net cash from/(used by) financing activities	108.0	74.1	(122.7)	(261.4)	(202.0)
Effect of exchange rate changes on cash	—	—	(5.5)	—	(5.5)
Net (decrease)/increase in cash and cash equivalents	(211.5)	1.8	51.2	—	(158.5)
Cash and cash equivalents, beginning of period	211.5	2.5	415.7	—	629.7
Cash and cash equivalents, end of period	$—	$4.3	$466.9	$—	$471.2

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2010
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from operating activities	$12.5	$389.2	$337.5	$(86.8)	$652.4
Cash Flow from/(used by) Investing Activities
Capital expenditures	—	(57.0)	(51.7)	—	(108.7)
Proceeds from sale of assets	—	0.1	0.7	—	0.8
Proceeds from intercompany notes	101.0	26.1	—	(127.1)	—
Intercompany receivable/payable, net	—	(97.6)	147.5	(49.9)	—
Proceeds from return of capital	—	2.0	—	(2.0)	—
Payment for equity contributions	—	(5.5)	—	5.5	—
Other, net	—	(4.9)	(0.5)	—	(5.4)
Net cash from/(used by) investing activities	101.0	(136.8)	96.0	(173.5)	(113.3)
Cash Flow from Financing Activities
Net decrease in debt with original maturity days of 90 or less	(101.0)	—	—	—	(101.0)
Net decrease in debt with original maturity days of 90 or less	—	(5.1)	(146.8)	—	(151.9)
Payments for intercompany notes	—	(101.0)	(26.1)	127.1	—
Proceeds from issuance of common stock	12.6	—	—	—	12.6
Excess tax benefits from share-based payments	5.8	—	—	—	5.8
Intercompany receivable/payable, net	97.6	(147.5)	—	49.9	—
Proceeds for equity contribution	—	—	5.5	(5.5)	—
Capital contribution	—	—	(2.0)	2.0	—
Payments for intercompany equity distributions	—	—	(86.8)	86.8	—
Net cash from/(used by) financing activities	15.0	(253.6)	(256.2)	260.3	(234.5)
Effect of exchange rate changes on cash	—	—	(34.2)	—	(34.2)
Net increase/(decrease) in cash and cash equivalents	128.5	(1.2)	143.1	—	270.4
Cash and cash equivalents, beginning of period	83.0	3.7	272.6	—	359.3
Cash and cash equivalents, end of period	$211.5	$2.5	$415.7	$—	$629.7

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

The Company revised its Condensed Consolidating Statements of Earnings to eliminate the incorrect inclusion of intercompany dividends. These revisions resulted in a reduction of the Guarantors net earnings with a corresponding reduction to Eliminations. The reported net earnings of the Parent and Non-Guarantors was not impacted by this error. The Company also revised its Condensed Consolidating Balance Sheets to present intercompany notes between the Parent, Guarantor and the Non-Guarantor subsidiaries on a gross basis, rather than showing intercompany obligations on a net basis. Additionally, the Company revised its Condensed Consolidating Statements of Cash Flows to correct the presentation of certain intercompany activities between the Parent, Guarantor and Non-Guarantor subsidiaries for loans, capital contributions/returns, return on equity and repayments. These revisions resulted in offsetting amounts to certain line items and did not impact total cash flow for any of the subsidiaries presented. The Company assessed the materiality of these items on previously issued annual and interim financial statements in accordance with SEC Staff Accounting Bulletin No. 99 and No. 108, and concluded that the revisions were not material to the Condensed Consolidating Financial Statements for any period presented. The prior period quarterly Condensed Consolidating Financial Statements will also be presented in our Form 10-Q filings in fiscal year 2013 as revised consistent with the presentation below. There were no changes to the Company's Consolidated Financial Statements as a result of these revisions. The impact of these revisions is shown in the following tables.

Consolidating Statement of Earnings (Condensed)	As Previously Reported
	Year Ended		Three Months Ended
(millions)	Sep 2010	Sep 2011	Dec 2010	Mar 2011	Jun 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$410.6	$268.6	$111.4	$39.7	$66.4	$144.8	$78.3	$70.4
Guarantors	536.3	433.1	189.3	65.6	93.7	182.6	112.5	72.1
Non-Guarantors	369.2	247.7	86.8	41.6	49.3	125.5	83.6	88.6
Eliminations	(772.7)	(543.4)	(225.0)	(85.9)	(108.5)	(244.5)	(161.4)	(142.3)
Earnings before income taxes	543.4	406.0	162.5	61.0	100.9	208.4	113.0	88.8
Parent Company	403.0	261.2	110.4	39.1	65.9	143.8	77.9	70.2
Guarantors	484.0	368.5	158.1	52.6	71.5	146.9	99.5	70.8
Non-Guarantors	285.6	176.6	67.6	33.6	37.4	97.5	65.1	71.7
Eliminations	(769.6)	(545.1)	(225.7)	(86.2)	(108.9)	(244.4)	(164.6)	(142.5)
Net earnings	$403.0	$261.2	$110.4	$39.1	$65.9	$143.8	$77.9	$70.2

Consolidating Statement of Earnings (Condensed)	Adjustments
	Year Ended		Three Months Ended
(millions)	Sep 2010	Sep 2011	Dec 2010	Mar 2011	Jun 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$—	$—	$—	$—	$—	$—	$—	$—
Guarantors	(86.8)	(124.1)	(50.7)	(14.9)	(8.4)	(7.6)	(21.4)	(4.9)
Non-Guarantors	—	—	—	—	—	—	—	—
Eliminations	86.8	124.1	50.7	14.9	8.4	7.6	21.4	4.9
Earnings before income taxes	—	—	—	—	—	—	—	—
Parent Company	—	—	—	—	—	—	—	—
Guarantors	(86.8)	(124.1)	(50.7)	(14.9)	(8.4)	(7.6)	(21.4)	(4.9)
Non-Guarantors	—	—	—	—	—	—	—	—
Eliminations	86.8	124.1	50.7	14.9	8.4	7.6	21.4	4.9
Net earnings	$—	$—	$—	$—	$—	$—	$—	$—

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Statement of Earnings (Condensed)	As Revised
	Year Ended		Three Months Ended
(millions)	Sep 2010	Sep 2011	Dec 2010	Mar 2011	Jun 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$410.6	$268.6	$111.4	$39.7	$66.4	$144.8	$78.3	$70.4
Guarantors	449.5	309.0	138.6	50.7	85.3	175.0	91.1	67.2
Non-Guarantors	369.2	247.7	86.8	41.6	49.3	125.5	83.6	88.6
Eliminations	(685.9)	(419.3)	(174.3)	(71.0)	(100.1)	(236.9)	(140.0)	(137.4)
Earnings before income taxes	543.4	406.0	162.5	61.0	100.9	208.4	113.0	88.8
Parent Company	403.0	261.2	110.4	39.1	65.9	143.8	77.9	70.2
Guarantors	397.2	244.4	107.4	37.7	63.1	139.3	78.1	65.9
Non-Guarantors	285.6	176.6	67.6	33.6	37.4	97.5	65.1	71.7
Eliminations	(682.8)	(421.0)	(175.0)	(71.3)	(100.5)	(236.8)	(143.2)	(137.6)
Net earnings	$403.0	$261.2	$110.4	$39.1	$65.9	$143.8	$77.9	$70.2

Consolidating Balance Sheet (Condensed)	As Previously Reported
(millions)	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$21.1	$34.8	$44.5	$70.9
Guarantors	582.0	594.3	627.7	586.9
Non-Guarantors	1,708.2	1,716.3	1,786.3	1,893.0
Eliminations	(50.6)	(51.5)	(64.9)	(86.2)
Total current assets	2,260.7	2,293.9	2,393.6	2,464.6

Parent Company	6,209.4	6,343.4	6,467.9	6,524.6
Guarantors	7,085.4	7,158.4	7,289.2	7,429.5
Non-Guarantors	2,613.4	2,756.4	2,767.1	2,804.0
Eliminations	(9,376.7)	(9,734.6)	(9,892.5)	(10,091.0)
Total assets	6,531.5	6,523.6	6,631.7	6,667.1

Parent Company	141.1	562.8	582.4	265.3
Guarantors	399.1	318.0	367.3	418.9
Non-Guarantors	518.1	600.4	527.6	552.1
Eliminations	(30.9)	(28.4)	(33.1)	(59.4)
Total current liabilities	1,027.4	1,452.8	1,444.2	1,176.9

Parent Company	4,108.1	4,253.0	4,249.9	4,352.3
Guarantors	1,375.0	1,311.8	1,343.5	1,377.0
Non-Guarantors	695.6	769.4	701.8	717.6
Eliminations	(1,748.5)	(1,901.0)	(1,881.5)	(1,952.1)
Total liabilities	4,430.2	4,433.2	4,413.7	4,494.8

Parent Company	2,101.3	2,090.4	2,218.0	2,172.3
Guarantors	5,710.4	5,846.6	5,945.7	6,052.5
Non-Guarantors	1,917.8	1,987.0	2,065.3	2,086.4
Eliminations	(7,628.2)	(7,833.6)	(8,011.0)	(8,138.9)
Total Stockholders' equity	$2,101.3	$2,090.4	$2,218.0	$2,172.3

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Balance Sheet (Condensed)	Adjustments
(millions)	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$—	$—	$—	$—
Guarantors	—	—	—	—
Non-Guarantors	—	—	—	—
Eliminations	—	—	—	—
Total current assets	—	—	—	—

Parent Company	2,347.6	2,324.4	2,344.3	2,395.9
Guarantors	2,353.5	2,335.3	2,355.2	2,406.8
Non-Guarantors	19.3	24.1	23.4	21.6
Eliminations	(4,720.4)	(4,683.8)	(4,722.9)	(4,824.3)
Total assets	—	—	—	—

Parent Company	—	—	—	—
Guarantors	—	—	—	—
Non-Guarantors	—	—	—	—
Eliminations	—	—	—	—
Total current liabilities	—	—	—	—

Parent Company	2,347.6	2,324.4	2,344.3	2,395.9
Guarantors	2,353.5	2,335.3	2,355.2	2,406.8
Non-Guarantors	19.3	24.1	23.4	21.6
Eliminations	(4,720.4)	(4,683.8)	(4,722.9)	(4,824.3)
Total liabilities	—	—	—	—

Parent Company	—	—	—	—
Guarantors	—	—	—	—
Non-Guarantors	—	—	—	—
Eliminations	—	—	—	—
Total Stockholders' equity	$—	$—	$—	$—

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Balance Sheet (Condensed)	As Revised
(millions)	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$21.1	$34.8	$44.5	$70.9
Guarantors	582.0	594.3	627.7	586.9
Non-Guarantors	1,708.2	1,716.3	1,786.3	1,893.0
Eliminations	(50.6)	(51.5)	(64.9)	(86.2)
Total current assets	2,260.7	2,293.9	2,393.6	2,464.6

Parent Company	8,557.0	8,667.8	8,812.2	8,920.5
Guarantors	9,438.9	9,493.7	9,644.4	9,836.3
Non-Guarantors	2,632.7	2,780.5	2,790.5	2,825.6
Eliminations	(14,097.1)	(14,418.4)	(14,615.4)	(14,915.3)
Total assets	6,531.5	6,523.6	6,631.7	6,667.1

Parent Company	141.1	562.8	582.4	265.3
Guarantors	399.1	318.0	367.3	418.9
Non-Guarantors	518.1	600.4	527.6	552.1
Eliminations	(30.9)	(28.4)	(33.1)	(59.4)
Total current liabilities	1,027.4	1,452.8	1,444.2	1,176.9

Parent Company	6,455.7	6,577.4	6,594.2	6,748.2
Guarantors	3,728.5	3,647.1	3,698.7	3,783.8
Non-Guarantors	714.9	793.5	725.2	739.2
Eliminations	(6,468.9)	(6,584.8)	(6,604.4)	(6,776.4)
Total liabilities	4,430.2	4,433.2	4,413.7	4,494.8

Parent Company	2,101.3	2,090.4	2,218.0	2,172.3
Guarantors	5,710.4	5,846.6	5,945.7	6,052.5
Non-Guarantors	1,917.8	1,987.0	2,065.3	2,086.4
Eliminations	(7,628.2)	(7,833.6)	(8,011.0)	(8,138.9)
Total Stockholders' equity	$2,101.3	$2,090.4	$2,218.0	$2,172.3

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Statement of Cash Flows (Condensed)	As Previously Reported (YTD)
(millions)	Sep 2010	Dec 2010	Mar 2011	Jun 2011	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$211.2	$(59.0)	$(11.1)	$(57.1)	$303.4	$(17.8)	$5.7	$(36.1)
Guarantors	(17.5)	33.8	(12.5)	76.5	(73.4)	64.2	117.8	178.1
Non-Guarantors	458.7	24.2	129.5	157.0	182.5	(18.6)	103.2	204.8
Eliminations	—	—	—	—	—	—	—	—
Net cash from/(used by operating activities	652.4	(1.0)	105.9	176.4	412.5	27.8	226.7	346.8

Parent Company	—	(267.1)	(267.1)	(267.1)	(267.1)	—	—	—
Guarantors	(61.8)	(14.0)	(23.3)	(39.5)	(55.2)	(13.7)	(37.3)	(55.0)
Non-Guarantors	(51.5)	(7.3)	(16.1)	(25.6)	(41.2)	11.1	1.4	(5.4)
Eliminations	—	—	—	—	—	—	—	—
Net cash (used by) investing activities	(113.3)	(288.4)	(306.5)	(332.2)	(363.5)	(2.6)	(35.9)	(60.4)

Parent Company	(82.6)	166.6	66.7	126.7	(247.7)	24.3	(0.7)	36.1
Guarantors	78.2	(13.8)	38.6	(34.4)	130.4	(40.3)	(78.1)	(122.9)
Non-Guarantors	(230.1)	(44.1)	(63.6)	(71.4)	(84.7)	1.1	(20.9)	(23.1)
Eliminations	—	—	—	—	—	—	—	—
Net cash (used by)/from financing activities	$(234.5)	$108.7	$41.7	$20.9	$(202.0)	$(14.9)	$(99.7)	$(109.9)

Consolidating Statement of Cash Flows (Condensed)	Adjustments (YTD)
(millions)	Sep 2010	Dec 2010	Mar 2011	Jun 2011	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$(198.7)	$55.6	$2.4	$25.3	$(297.9)	$21.6	$0.2	$18.8
Guarantors	406.7	17.9	86.0	71.5	371.7	(19.0)	27.7	12.3
Non-Guarantors	(121.2)	(22.8)	(22.8)	(22.8)	50.3	5.0	1.1	2.8
Eliminations	(86.8)	(50.7)	(65.6)	(74.0)	(124.1)	(7.6)	(29.0)	(33.9)
Net cash from/(used by) operating activities	—	—	—	—	—	—	—	—

Parent Company	101.0	62.6	(0.9)	(59.4)	(57.9)	1.5	3.0	(67.1)
Guarantors	(75.0)	(129.4)	(149.2)	(195.1)	(315.4)	(140.0)	(133.9)	(228.1)
Non-Guarantors	147.5	(149.2)	(112.2)	(42.2)	(12.2)	(110.0)	(30.0)	(30.0)
Eliminations	(173.5)	216.0	262.3	296.7	385.5	248.5	160.9	325.2
Net cash from/(used by) investing activities	—	—	—	—	—	—	—	—

Parent Company	97.6	(118.2)	(1.5)	34.1	355.7	(23.1)	(3.2)	48.3
Guarantors	(331.8)	111.5	63.2	123.6	(56.3)	159.0	106.2	215.8
Non-Guarantors	(26.1)	172.0	135.0	65.0	(38.0)	105.0	28.9	27.2
Eliminations	260.3	(165.3)	(196.7)	(222.7)	(261.4)	(240.9)	(131.9)	(291.3)
Net cash from/(used by) financing activities	$—	$—	$—	$—	$—	$—	$—	$—

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share and percentage data)

Consolidating Statement of Cash Flows (Condensed)	As Revised (YTD)
(millions)	Sep 2010	Dec 2010	Mar 2011	Jun 2011	Sep 2011	Dec 2011	Mar 2012	Jun 2012
Parent Company	$12.5	$(3.4)	$(8.7)	$(31.8)	$5.5	$3.8	$5.9	$(17.3)
Guarantors	389.2	51.7	73.5	148.0	298.3	45.2	145.5	190.4
Non-Guarantors	337.5	1.4	106.7	134.2	232.8	(13.6)	104.3	207.6
Eliminations	(86.8)	(50.7)	(65.6)	(74.0)	(124.1)	(7.6)	(29.0)	(33.9)
Net cash from/(used by) operating activities	652.4	(1.0)	105.9	176.4	412.5	27.8	226.7	346.8

Parent Company	101.0	(204.5)	(268.0)	(326.5)	(325.0)	1.5	3.0	(67.1)
Guarantors	(136.8)	(143.4)	(172.5)	(234.6)	(370.6)	(153.7)	(171.2)	(283.1)
Non-Guarantors	96.0	(156.5)	(128.3)	(67.8)	(53.4)	(98.9)	(28.6)	(35.4)
Eliminations	(173.5)	216.0	262.3	296.7	385.5	248.5	160.9	325.2
Net cash from/(used by) investing activities	(113.3)	(288.4)	(306.5)	(332.2)	(363.5)	(2.6)	(35.9)	(60.4)

Parent Company	15.0	48.4	65.2	160.8	108.0	1.2	(3.9)	84.4
Guarantors	(253.6)	97.7	101.8	89.2	74.1	118.7	28.1	92.9
Non-Guarantors	(256.2)	127.9	71.4	(6.4)	(122.7)	106.1	8.0	4.1
Eliminations	260.3	(165.3)	(196.7)	(222.7)	(261.4)	(240.9)	(131.9)	(291.3)
Net cash from/(used by) financing activities	$(234.5)	$108.7	$41.7	$20.9	$(202.0)	$(14.9)	$(99.7)	$(109.9)

(20) Subsequent Events

2013 Restructuring Initiatives
On November 8, 2012, we announced that our Board of Directors approved a multi-year restructuring plan, which was developed in connection with an assessment of our cost structure and operating model undertaken to improve cost competitiveness and deliver enhanced financial returns.

The Company estimates one-time charges associated with the restructuring will include accelerated depreciation and asset impairment charges on certain property, plant and equipment at facilities targeted for closing or some form of streamlining.  Based on our initial assessment, we estimate that we will incur an impairment charge in fiscal 2013 in the range of $10 to $15, pre-tax, which we expect to record in the first quarter of fiscal 2013.  Additionally, we estimate accelerated depreciation will be in the range of $50 to $60, and will be incurred over the next 12 to 18 months as production ceases and the facilities are closed or streamlined.

Changes to the U.S. Pension Plan
In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. It is expected that the Company will provide an enhanced defined contribution benefit in conjunction with this action, but this change is expected to result in an overall reduction in the costs of retirement service benefits for U.S. colleagues. We expect to recognize a curtailment gain in pre-tax earnings of between $30 to $40 in the first fiscal quarter of 2013 as a result of this plan change. This estimate may vary from the actual curtailment gain recorded due primarily to changes in market interest rates and other factors.