Form 10-K, Exhibit 13
period 2013-09-30
ENERGIZER HOLDINGS INC
filed 2013-11-21
CIK 1096752

Exhibit 13

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following discussion is a summary of the key factors management considers necessary in reviewing Energizer Holdings, Inc.'s (the Company or Energizer) historical basis results of operations, operating segment results, and liquidity and capital resources. Statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements” presented below. The Company reports results in two segments: Personal Care, which includes wet shave, skin care, feminine care and infant care products and Household Products, which includes batteries and portable lighting products. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding future company-wide or segment sales, earnings and earnings per share, investments, initiatives, capital expenditures, product launches, consumer trends, cost savings related to restructuring projects and the timing of such savings, improvements to working capital levels and the timing and savings associated with such improvements, the impact of price increases, advertising and promotional spending, the impact of foreign currency movements, category value and future growth in our businesses, and the successful integration of acquisitions. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” "predict," “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

•	General market and economic conditions;

•	Market trends in the categories in which we operate;

•	The success of new products and the ability to continually develop and market new products;

•	Our ability to attract, retain and improve distribution with key customers;

•	Our ability to continue planned advertising and other promotional spending;

•
Our ability to timely execute strategic initiatives, including restructurings, in a manner that will positively impact our financial condition and results of operations and does not disrupt our business operations;

•	The impact of strategic initiatives, including restructurings, on our relationships with employees, customers and vendors;

•	Our ability to maintain and improve market share in the categories in which we operate despite heightened competitive pressure;

•	Our ability to improve operations and realize cost savings;

•	The impact of raw material and other commodity costs;

•	The impact of foreign currency exchange rates and currency controls as well as offsetting hedges;

•	Our ability to acquire and integrate businesses;

•	The impact of advertising and product liability claims and other litigation;

•	Compliance with debt covenants as well as the impact of interest and principal repayment of our existing and any future debt; or

•	The impact of legislative or regulatory determinations or changes by federal, state and local, and foreign authorities, including taxing authorities.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Non-GAAP Financial Measures

While Energizer Holdings, Inc. reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as adjusted net earnings and adjusted net earnings per diluted share, which exclude such items as the costs associated with restructuring activities, certain tax items including adjustments to prior years' tax accruals, the impact of gains resulting from changes in pension and post retirement benefits, the devaluation of the Venezuela Bolivar Fuerte, and certain other items as outlined in the table below are not in accordance with, nor are they a substitute for, GAAP measures. In addition, other non-GAAP comparatives in this discussion include operating results, organic sales, gross margin and other comparison changes, excluding the impact of changes in foreign currency rates on a period over period basis versus the U.S. dollar. The Company believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing their analysis. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

Company Overview

General
Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world’s largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care product categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company. The Company employed approximately 13,000 colleagues globally at September 30, 2013 and had fiscal 2013 net sales of $4,466.0. The Company manufactures and/or packages products in more than a dozen countries and sells products throughout the world.

Operations for the Company are managed via two segments - Personal Care (wet shave, skin care, feminine care and infant care products) and Household Products (battery and portable lighting products).

The Company's two divisions have distinct priorities to enhance the combined enterprise and deliver strategic objectives. Personal Care is focused on maximizing sales and profit growth through innovation, product line extensions and share gains. Household Products is focused on stabilizing profitability in a challenging and declining battery category to deliver strong cash flows from our core battery and portable lights portfolio, while making select investments that provide near-term returns. Both divisions continue to target improved working capital management as a key business objective.

Personal Care includes wet shave products sold under the Schick, Wilkinson Sword, Edge, Skintimate and Personna brands as well as value-priced private label razors, skin care products sold under the Banana Boat, Hawaiian Tropic, Wet Ones and Playtex brands, feminine care products sold under the Playtex brand, and the recently acquired Stayfree, Carefree and o.b. brands in the U.S., Canada and the Caribbean, which were acquired by the Company from Johnson & Johnson in October 2013, which is the Company's first fiscal quarter of 2014, and infant care products sold under the Playtex and Diaper Genie brands.

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

In skin care, we market sun care products under the Banana Boat and Hawaiian Tropic brands. We believe these brands, on a combined basis, hold a leading market share position in the U.S. sun care category, and we have experienced meaningful growth in these product lines in markets outside the U.S. since their acquisition in early fiscal 2008. The sun care category varies by geographic region, but generally is segmented by product type such as general protection, tanning and babies; as well as by method of application such as lotions and sprays. We compete across this full spectrum of sun care products. Also in skin care, we offer Wet Ones hands and face wipes and Playtex household gloves, both of which are leading branded products in their respective categories in the U.S.
In feminine care, we market products under the Playtex brand, and in the U.S., Canada and the Caribbean, under the Stayfree, Carefree and o.b. brands. We offer plastic applicator tampons under the Playtex Gentle Glide and Playtex Sport brands. We also sell Playtex Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene as well as pads, liners and tampons

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

under the Stayfree, Carefree and o.b. brands. The acquisition of the Stayfree pad, Carefree liner and o.b. tampon brands, in October 2013, should more than double the Company's reported sales of feminine care products as compared to fiscal 2013, adding improved scale in the category in North America, and providing opportunities to cross-promote and innovate across a wider spectrum in feminine hygiene.
In infant care, we market a broad range of products including bottles, cups, and mealtime products under the Playtex brand name. We also offer a line of pacifiers, including the Ortho-Pro and Binky pacifiers. We believe our Playtex Diaper Genie brand of diaper disposal systems leads the U.S. diaper pail category. The Diaper Genie brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film. We extended this technology, including the pail and oder-proof plastic film refills to the pet care category with the introduction of Litter Genie in late fiscal 2012, a product designed to provide a more convenient and effective way for cat owners to dispose of litter.
Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting. Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industries. Its brand names Energizer and Eveready have worldwide recognition for quality and dependability, and are marketed and sold around the world.

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

We use Energizer, Schick, Wilkinson Sword, Playtex, Edge, Skintimate, Personna, and the Energizer, Schick, Wilkinson Sword, Playtex, Edge, Skintimate, Stayfree, Carefree and o.b. logos as our trademarks or those of our subsidiaries. Product names appearing throughout in italics are trademarks of Energizer Holdings, Inc. or its subsidiaries. This Annual Report also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.
Fiscal 2013 Summary
In fiscal 2013, the Company reported net earnings of $407.0 and earnings per diluted share of $6.47 (adjusted net earnings of $438.0 and adjusted net earnings per diluted share of $6.96 as shown in the reconciliation below, both of which are non-GAAP measures).
Following is a summary of key fiscal year 2013 results. All comparisons are to fiscal 2012, unless otherwise noted.

•	Net earnings per diluted share of $6.47, up 4.0%; adjusted net earnings per diluted share of $6.96, up 12.3% (as shown in the below reconciliation),

•
Net sales down 2.2% (1.1% organically, as shown in the below reconciliation) due primarily to continued category declines in Household Products (down 2.6% organically) and extensive competitive activity in Personal Care (essentially flat organically),

•	Gross margin up 30 basis points as a percent of net sales on a reported basis, and up 80 basis points excluding the unfavorable impact of currencies,

•	SG&A down $62.8 and down 90 basis points as a percent of net sales,

•
Improved average managed working capital, as defined, as a percent of net sales, which declined to 18.1% for fiscal 2013 as compared to 21.4% in fiscal 2012 and as compared to 22.9% in fiscal 2011. See "Liquidity and Capital Resources - Operating Activities" for definition of managed working capital,

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

•
Net cash flow from operating activities was $750.0, up $118.4 or 19% as compared to fiscal 2012 despite significant cash restructuring costs in fiscal 2013 due primarily to the improvement in managed working capital, and

•	Cash payments of dividends totaling $105.6 to common shareholders, as fiscal 2013 was the first full year of quarterly dividends for Energizer.
2013 Developments
Restructuring Initiatives

In November 2012, the Company’s Board of Directors authorized an enterprise-wide restructuring, which included the following objectives:

•	Reduce global workforce by more than 10%, or approximately 1,500 colleagues;

•	Rationalize and streamline operations facilities in the Household Products Division;

•	Consolidate general and administrative functional support across the organization;

•	Streamline the Household Products Division product portfolio to enable increased focus on our core battery and portable lighting businesses;

•	Streamline the marketing organization within our Household Products Division;

•	Optimize our go-to-market strategies and organization structures within our international markets;

•	Reduce overhead spending, including changes to benefit programs and other targeted spending reductions; and

•	Create a center-led purchase function to drive procurement savings.

The Company estimates that total gross savings from this program will be $225, and will be fully realized in fiscal 2015. In addition, the Company estimates total pre-tax restructuring and related costs needed to execute this program will be near $250.
During fiscal 2013, significant progress has been made against all of the aforementioned objectives.
For the twelve months ended September 30, 2013, the Company estimates that gross restructuring savings were approximately $103. In addition, headcount reductions have totaled approximately 1,400 to date. The Company estimates that an additional $80 to $100 of gross savings will be realized during fiscal 2014, which would bring the gross total project savings to near $200 by the end of fiscal 2014. The overall project is ahead of schedule and the total gross savings estimate remains $225.
For the twelve months ended September 30, 2013, the Company recorded pre-tax expense of $139.3 for the 2013 Restructuring plan including:

•	Non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6 for the twelve months ended September 30, 2013 related primarily to completed and upcoming plant closures,

•	Severance and related benefit costs of $49.3 for the twelve months ended September 30, 2013, associated with staffing reductions that have been identified to date, and

•	Consulting, program management and other charges associated with the restructuring of $47.1 for the twelve months ended September 30, 2013.

In addition, the Company recorded approximately $5 for certain information technology enablement costs (included in SG&A on the Consolidated Statement of Earnings and Comprehensive Income) and approximately $6 of obsolescence charges related to the exit of certain non-core product lines (included in cost of products sold in the Consolidated Statement of Earnings and Comprehensive Income). The information technology and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring initiative.
Pension and Post-Retirement Benefit Changes
In the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plans will be frozen and future service benefits will no longer be accrued under this retirement program. As a result of this plan change, the Company recorded a pre-tax curtailment gain of $37.4 in the first fiscal quarter of 2013.
In July 2013, the Company finalized and communicated a decision to discontinue certain post-retirement benefits. The communication was provided to all eligible participants of the impacted plans in late July 2013. The communication advised the impacted participants that the Company would discontinue all benefits associated with the impacted plans effective December 31, 2013. As a result of this action, the Company recorded a gain of approximately $70 in the fourth fiscal quarter of 2013.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Collectively, the non-cash pension and post-retirement gains totaled approximately $108, pre-tax, for fiscal 2013, and were included on a separate line item in the Consolidated Statements of Earnings and Comprehensive Income.
Venezuela Devaluation and Economic Uncertainty
Effective January 1, 2010 and continuing through fiscal 2013, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such times as the economy is no longer considered highly inflationary.
On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 per U.S. dollar to an exchange rate of 6.30 per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 per U.S. dollar. As access to U.S. dollars at the official exchange rate was greatly limited, the Company had been utilizing the SITME market to obtain U.S. dollars for the import of product on a regular basis. As a result, the Company had been using the higher SITME rate, prior to the most recent devaluation, to translate its operating results and to value its net monetary assets held in local Venezuela currency.
As a result of the devaluation noted above and the elimination of the SITME market, the Company valued its net monetary assets at September 30, 2013 using the revised official rate of 6.30 per U.S. dollar. Thus, the Company recorded a devaluation charge of approximately $6 for the twelve months ended September 30, 2013, due primarily to the devaluation of local currency cash balances. This charge was included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, operating results for the twelve months ended September 30, 2013 were translated using a blended rate, ranging between 5.40 to 6.30 Bolivar Fuerte per U.S. dollar, reflecting the use of the new official rate for the period following the devaluation and the previous SITME rate for the period prior to the devaluation.
At September 30, 2013, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting was approximately $62. Further currency devaluation in Venezuela, either through official channels or via the use of alternative exchange mechanisms may result in additional devaluation of the Company's net monetary assets in Venezuela and may negatively impact the operating results of the Company's Venezuelan affiliate.

The Company continues to monitor developments in Venezuela including the ability to convert local currency to U.S. dollars for the purpose of importing goods from other Energizer affiliates since product sold by the Company's Venezuelan affiliate is obtained via import. The Company will continue to seek to convert local currency to U.S. dollars at the revised official rate through the long-standing government agency responsible for such transactions known as CADIVI. However, obtaining U.S. dollars from CADIVI at the official exchange rate has been limited in the past, and may be equally or more limited in the future. The Company has no way of knowing if other avenues to convert local currency to U.S. dollars will develop over time and at what rate such conversions may be available. It is also possible that the Company's monetary assets and operating results may be impacted by further devaluation of the Bolivar Fuerte. Due to the uncertainty of the availability of U.S. dollars to fund inventory imports, the Company is not able to predict the amount of future imports to Venezuela or the ultimate price it will be able to obtain to convert local currency to U.S. dollars in the future to pay for such imports. This could have a material impact on the Company's operations in Venezuela. In fiscal 2013, net sales in Venezuela accounted for approximately 1.5% of the Company's consolidated net sales.
Acquisition of Feminine Care Brands
In October 2013, which is the first fiscal quarter of 2014, the Company acquired the Stayfree pad, Carefree liner and o.b. tampon feminine care brands in the U.S., Canada and the Caribbean from Johnson & Johnson for an aggregate cash purchase price of $185. The acquisition was financed with approximately $135 of available foreign cash for the estimated value of assets acquired in Canada including the Johnson & Johnson, Inc. manufacturing plant in Montreal, Canada, and approximately $50 of U.S. cash, primarily from borrowings under the Company's available debt facilities for the estimated value of assets acquired in the U.S. Liabilities assumed as a result of the acquisition are limited primarily to certain employee benefit obligations and are not expected to be material.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Financial Results
For the year ended September 30, 2013, net earnings were $407.0, or $6.47 per diluted share, compared to net earnings of $408.9 or $6.22 per diluted share, in fiscal 2012 and $261.2, or $3.72 per diluted share, in fiscal 2011. Total average diluted shares outstanding were 62.9 million, 65.7 million and 70.3 million for fiscal 2013, 2012 and 2011, respectively. The decline in average diluted shares outstanding over the time periods presented was the result of share repurchases.

Diluted earnings per share (EPS) for each fiscal year were impacted by certain items related to restructuring and realignment activities, the impact of the gains resulting from pension and post-retirement benefit changes, costs associated with the acquisition and integration of acquired businesses, refinancing activities, and certain other items as shown in the table below. The impacts of these items on both reported net earnings and reported net earnings per diluted share are provided below as a reconciliation of net earnings and net earnings per diluted share to adjusted net earnings and adjusted net earnings per diluted share, which are non-GAAP measures.

	For The Years Ended September 30,
	Net Earnings			Diluted EPS
	2013	2012	2011	2013	2012	2011
Diluted Net Earnings/EPS - GAAP	$407.0	$408.9	$261.2	$6.47	$6.22	$3.72
Impacts, net of tax: expense (income)
2013 restructuring and related costs (1)	97.9	4.6	—	1.55	0.07	—
Net pension / post retirement benefit gains	(67.5)	—	—	(1.07)	—	—
2011 Household Products restructuring	—	(5.7)	63.3	—	(0.09)	0.89
Early debt retirement / duplicate interest	—	—	14.4	—	—	0.21
Other realignment/integration	2.6	5.6	10.5	0.04	0.08	0.15
Acquisition inventory valuation	—	—	4.4	—	—	0.06
Venezuela devaluation/other impacts	6.3	—	1.8	0.10	—	0.03
Early termination of interest rate swap	—	1.1	—	—	0.02	—
Tax adjustments, including valuation allowance	(8.3)	(7.0)	9.7	(0.13)	(0.10)	0.14
Diluted Net Earnings/EPS - adjusted (Non-GAAP)	$438.0	$407.5	$365.3	$6.96	$6.20	$5.20

Weighted average shares - diluted				62.9	65.7	70.3

(1) Includes after-tax costs of $3.4, for the twelve months ended September 30, 2013, associated with certain information technology and related activities, which are included in Selling, general and administrative expense (SG&A) on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, includes after-tax costs of $3.8, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring, which are included in cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income.

Operating Results

Net Sales

Net Sales - Total Company
For the Years Ended September 30,
	2013	% Chg	2012	% Chg	2011
Net sales - prior year	$4,567.2		$4,645.7		$4,248.3
Organic	(50.5)	(1.1)%	(55.6)	(1.2)%	39.3
Impact of currency	(50.7)	(1.1)%	(69.1)	(1.5)%	95.8
Incremental impact of acquisitions	—	—%	46.2	1.0%	262.3
Net sales - current year	$4,466.0	(2.2)%	$4,567.2	(1.7)%	$4,645.7

Net sales for fiscal 2013 were $4,466.0, down $101.2 or 2.2%, as compared to fiscal 2012, including the unfavorable impact of currencies of approximately $51. Excluding the unfavorable impact of currencies, organic sales decreased 1.1%, as organic sales in Personal Care were essentially flat while organic sales in Household Products declined by 2.6% in fiscal 2013 driven

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

primarily by continued battery category declines and the negative impact of certain customer losses in the U.S. in the fiscal fourth quarter.

Net sales for fiscal 2012 were $4,567.2, a decrease of $78.5, or 1.7%, as compared to fiscal 2011, including the unfavorable impact of currencies of approximately $69. Excluding the unfavorable impact of currencies, sales were essentially flat as incremental sales related to the full year ownership of American Safety Razor (ASR) and organic sales growth in Personal Care were offset by declines in Household Products. Organically, net sales grew 0.6% in Personal Care, which was following mid-single digit organic growth in fiscal 2011 as the prior year included continued launch activities for Schick Hydro. Organically, net sales in Household Products declined 3.2% in fiscal 2012 due, in part, to continued category softness and a loss in market share, primarily in the U.S., due to lost shelf space and display activities.

For further discussion regarding net sales in Personal Care and Household Products, including a summary of reported versus organic changes, please see the section titled “Segment Results” provided below.

Gross Profit
Gross profit dollars were $2,104.3 in fiscal 2013, $2,137.9 in fiscal 2012 and $2,145.7 in fiscal 2011. The decrease in gross profit in fiscal 2013 as compared to fiscal 2012 was due to the decline in net sales noted above including the impact of unfavorable currencies.

Gross Margin as a percent of net sales for fiscal 2013 was 47.1%, up 30 basis points as compared to fiscal 2012. However, excluding the unfavorable impact of currencies, gross margin as a percent of net sales for fiscal 2013 increased 80 basis points versus fiscal 2012. This increase was driven by the favorable impact of our restructuring initiatives and lower product input costs, most notably in Household Products.
Gross Margin as a percent of net sales for fiscal 2012 was 46.8%, up approximately 60 basis points as compared to fiscal 2011. This increase in gross margin as a percent of net sales was more pronounced excluding the unfavorable impact of currencies, which negatively impacted the fiscal 2012 versus fiscal 2011 comparison by approximately 40 basis points. Exclusive of the unfavorable impact of currencies, gross margin as a percent of net sales improved approximately 100 basis points in fiscal 2012 as compared to fiscal 2011 due primarily to improved product costs, including the full year impact of savings from the 2011 Household Products manufacturing footprint changes, and the impact of favorable pricing and product costs in Personal Care.

Selling, General and Administrative
Selling, general and administrative expenses (SG&A) were $825.0 in fiscal 2013, or 18.5% of net sales as compared to $887.8, or 19.4% of net sales for fiscal 2012 and $856.1, or 18.4% of net sales for fiscal 2011. Both the dollar decrease and the 90 basis point reduction in SG&A as a percentage of net sales in fiscal 2013 as compared to fiscal 2012 were due primarily to cost reductions associated with our restructuring initiatives and effective spending controls. Included in SG&A in fiscal 2013 was approximately $5, pre tax, of information technology enablement costs directly associated with our restructuring initiatives. Similarly, fiscal 2012 included approximately $7, pre-tax, of costs associated with the Company's initial enterprise-wide review of its operating model and cost structure, which was the first step in our 2013 restructuring.

Advertising and Sales Promotion
For fiscal 2013, advertising and sales promotion (A&P) was $439.9, down $9.6 as compared to fiscal 2012. A&P as a percent of net sales was 9.8% for both fiscal 2013 and fiscal 2012, and was 11.3% in fiscal 2011. The higher level of A&P spending in relation to net sales in fiscal 2011 was due to significant launch activities for Schick Hydro, which were not repeated in the last two fiscal years as the Schick Hydro launch matured. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

Research and Development
Research and development (R&D) expense was $99.0 in fiscal 2013, $112.5 in fiscal 2012 and $108.3 in fiscal 2011. The decrease in fiscal 2013 was due primarily to lower costs in Household Products as a result of our restructuring initiatives. As a percent of sales, R&D expense was approximately 2.2% in fiscal 2013, 2.5% in fiscal 2012 and 2.3% in fiscal 2011.

Interest, Other Financing, net and Cost of Early Debt Retirements
Interest expense for fiscal 2013 was $130.5, an increase of $3.2 as compared to fiscal 2012 due primarily to the combined effects of higher average borrowings and a slightly higher average borrowing rate. Interest expense for fiscal 2012 was $127.3, an increase of $5.9 as compared to fiscal 2011 for the same reasons noted above.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Other financing, net was expense of $10.3 in fiscal 2013, including approximately $6 related to the Venezuela currency devaluation in the second fiscal quarter of 2013. The remaining expense was due primarily to a loss of approximately $3 related to the wind down of certain commodity derivative contracts. In fiscal 2012, other financing, net was $5.1 of income due primarily to $4.5 of interest income, as overall foreign exchange gains and losses were immaterial in the aggregate.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 28.3%, 27.7% and 35.7% of earnings before income taxes in fiscal 2013, 2012 and 2011, respectively.

For fiscal 2013, the effective tax rate was 28.3%, which was favorably impacted by costs associated with our 2013 restructuring initiative that have been primarily incurred in the U.S., which has resulted in a higher tax benefit as compared to our overall global effective tax rate, and to a lesser extent, the favorable impact of items such as the retroactive reinstatement of the Research and Development (R&D) credit. Offsetting a portion of this favorability was the income tax provision associated with the net pension and postretirement gains recorded in fiscal 2013, as the tax provision related to the gains was recorded at the higher U.S. rate.

For fiscal 2012, adjustments were recorded to reflect refinement of estimates of tax attributes to amounts in filed returns, settlement of tax audits and other tax adjustments. These fiscal 2012 adjustments decreased the income tax provision by 120 basis points.
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

•	A tax benefit of $2.6 was recorded in fiscal 2011 associated with the write-up and subsequent sale of inventory acquired in the ASR acquisition
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
Segment Results
Operations for the Company are managed via two segments - Personal Care (wet shave, skin care, feminine care and infant care) and Household Products (battery and portable lighting products). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring initiatives including the 2013 restructuring detailed below, acquisition integration or business realignment activities, amortization of intangible assets and other items determined to be corporate in nature. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations are estimates, and also do not represent the costs of such services if performed on a stand-alone basis.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

This structure is the basis for the Company’s reportable operating segment information, as included in the tables in Note 18 of the Notes to Consolidated Financial Statements for the fiscal years ended September 30, 2013, 2012 and 2011.

For the fiscal year ended September 30, 2013, the Company recorded $139.3 in restructuring charges related to its 2013 restructuring. The 2013 restructuring charges were reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $5.2, for the twelve months ended September 30, 2013, associated with certain information technology enablement activities related to our restructuring initiatives were included in SG&A on the Consolidated Statement of Earnings and Comprehensive Income. Also, pre-tax costs of $6.1, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring, were included in cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring initiative in fiscal 2013. In fiscal 2012, the Company recorded $7.3 of charges for the 2013 restructuring plan related to consulting costs. See Note 3 of the Notes to Consolidated Financial Statements.

In fiscal 2013, the Company approved and communicated changes to certain pension and post-retirement benefits. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. Additionally, and effective on December 31, 2013, certain post-retirement medical and life insurance benefits will be terminated. As a result of these actions, the Company recorded pre-tax pension and post-retirement benefit gains of $107.6 for the twelve months ended September 30, 2013. The collective gains resulting from these actions, net of the above noted pension settlement charge, were reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. See Note 9 of the Notes to Consolidated Financial Statements.

For the twelve months ended September 30, 2012, our prior Household Products restructuring activities generated pre-tax income of $6.8. The prior year pre-tax income was due to the gain on the sale of our former battery manufacturing facility in Switzerland, which was shut down in fiscal 2011. This gain was approximately $13. This gain was offset by additional restructuring costs of $6.0. These costs, net of the gain on the sale of the former manufacturing facility in fiscal 2012, are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

The Personal Care and Household Products tables provided below are intended to provide insights on the changes in net sales and segment profit. The impact of currency noted on these tables includes the impact of the Venezuela devaluation on segment operating results.

 PERSONAL CARE

Net Sales - Personal Care Products
For the years ended September 30,
	2013	% Chg	2012	% Chg	2011
Net sales - prior year	$2,479.5		$2,449.7		$2,048.6
Organic	4.1	0.2%	15.0	0.6%	92.8
Impact of currency	(34.7)	(1.4)%	(31.4)	(1.3)%	46.0
Incremental impact of acquisitions	—	—%	46.2	1.9%	262.3
Net sales - current year	$2,448.9	(1.2)%	$2,479.5	1.2%	$2,449.7

Net sales for the fiscal year ended September 30, 2013 decreased 1.2%, inclusive of a 1.4% decline due to unfavorable currencies. Excluding the impact of currencies, organic sales grew $4.1, or 0.2%, due to:

•
Wet Shave net sales declined approximately $25, or 1.5%, on a reported basis. Excluding the impact of unfavorable currencies, organic sales increased approximately $8, or 0.5%. The year-over-year increase was primarily due to continued growth of Schick Hydro men's systems, Hydro Silk women's systems, and the launch of Hydro Disposable razors. These gains were partially offset by lower sales of legacy branded men's and women's systems and shave preparations,

•
Skin Care net sales were essentially flat on a reported and organic basis as sun care sales were negatively impacted by cool and wet weather during much of the summer season in the U.S. This was offset by growth in international sun care,

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

•	Infant Care net sales declined approximately $11, or 6%, on both a reported and organic basis due primarily to overall category declines and increased competitive activity, and

•	Feminine Care net sales were essentially flat on a reported and organic basis as declines in Playtex Gentle Glide were mostly offset by continued growth in Playtex Sport.

Net sales for the fiscal year ended September 30, 2012 increased 1.2% as compared to fiscal 2011, which includes a full twelve months for ASR in fiscal 2012 as compared to only ten months in fiscal 2011 due to the timing of the acquisition, partially offset by the unfavorable impact of currencies of $31.4. On an organic basis, net sales increased $15.0, or 0.6%. Net sales growth was due to:

•
Net sales in Wet Shave, inclusive of the ASR impact, increased approximately 3%, or approximately $50, on a reported basis, and approximately 5% excluding unfavorable currencies. This growth was driven by increased sales of Schick Hydro men's systems, and the launches of Schick Hydro 5 Power Select and Hydro Silk women's systems, partially offset by lower sales of legacy branded men's and women's systems,

•	Net sales in Skin Care increased approximately $5, on a reported basis, on higher sales of Sun Care products in international markets,

•	In Infant Care, net sales decreased approximately $18 on a reported basis, due to category softness and competitive activity, and

•	Net sales in Feminine Care decreased approximately $10 on a reported basis, as Playtex Gentle Glide declines were partially offset by continued growth in Playtex Sport.

Segment Profit - Personal Care Products
For the years ended September 30,
	2013	% Chg	2012	% Chg	2011
Segment profit - prior year	$470.7		$408.4		$366.6
Operations	27.4	5.9%	68.3	16.8%	(9.0)
Impact of currency	(22.9)	(4.9)%	(6.0)	(1.5)%	22.8
Incremental impact of acquisitions	—	—%	—	—%	28.0
Segment profit - current year	$475.2	1.0%	$470.7	15.3%	$408.4

Segment profit for fiscal 2013 was $475.2, up $4.5, or 1.0%, inclusive of the negative impact of currencies. Excluding the impact of unfavorable currencies, segment profit increased 5.9% as lower spending more than offset somewhat lower gross profit due to a modestly lower gross margin on sales.

Segment profit for fiscal 2012 was $470.7, up $62.3, or 15.3%. This increase was driven by lower A&P as spending levels were reduced in comparison to fiscal 2011 as the Schick Hydro launch matured. In addition, gross profit increased due to higher sales as noted above and improved gross margin as a percentage of net sales due primarily to favorable pricing and product costs. These segment profit gains were partially offset by the unfavorable impact of currencies and higher overheads due, in part, to the full year ownership of ASR.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

HOUSEHOLD PRODUCTS

Net Sales - Household Products
For the years ended September 30,
	2013	% Chg	2012	% Chg	2011
Net sales - prior year	$2,087.7		$2,196.0		$2,199.7
Organic	(54.6)	(2.6)%	(70.6)	(3.2)%	(53.6)
Impact of currency	(16.0)	(0.8)%	(37.7)	(1.7)%	49.9
Net sales - current year	$2,017.1	(3.4)%	$2,087.7	(4.9)%	$2,196.0

Net sales for the twelve months ended September 30, 2013 decreased 3.4%, inclusive of a 0.8% decline due to unfavorable currencies. Excluding the impact of currencies, organic sales declined 2.6% due primarily to continued household battery category declines, the loss of distribution within two U.S. retail customers, which occurred in the early portion of the fourth fiscal quarter of fiscal 2013, and the exiting of certain non-core product lines earlier in fiscal 2013 as part of the Company's 2013 restructuring project.

The Company expects the negative net sales trend to continue in fiscal 2014.  Net sales are expected to decline in the mid-single digit range versus the prior fiscal year due primarily to the full year impact of the loss of two U.S. customers, approximately $18 of hurricane response storm volumes that occurred in the first quarter of fiscal 2013 that are not forecasted to be repeated, and continued battery category declines.

Net Sales for the twelve months ended September 30, 2012 decreased 4.9%, inclusive of a 1.7% decline due to unfavorable currencies.  Excluding the impact of currencies, organic sales declined 3.2% due primarily to a slow start to the fiscal year in the first fiscal quarter of 2012 as net sales were adversely impacted by a shift in timing of retailer holiday deliveries, significant prior year hurricane response volumes that did not repeat at similar levels during fiscal 2012, increasing household battery category volume softness and the negative impact of lost shelf space and display activities, primarily in the U.S., in the second half of fiscal 2012. We estimate that battery category unit volumes declined approximately 5% in the Company's global measured markets during fiscal 2012 as compared to fiscal 2011. In addition, we estimate that the Company's dollar market share declined by approximately one point during this same period, due primarily to lower market share in the U.S. as a result of the lost shelf space and display activities noted above.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Segment Profit - Household Products
For the years ended September 30,
	2013	% Chg	2012	% Chg	2011
Segment profit - prior year	$400.2		$410.6		$451.1
Operations	52.1	13.0%	12.1	3.0%	(66.2)
Impact of currency	(11.7)	(2.9)%	(22.5)	(5.5)%	25.7
Segment profit - current year	$440.6	10.1%	$400.2	(2.5)%	$410.6

Segment profit for fiscal 2013 was $440.6, an increase of $40.4, or 10.1%, inclusive of the negative impact of unfavorable currencies. Excluding the negative impact of currencies, segment profit increased $52.1, or 13.0%, due primarily to improved gross margin and reduced overhead spending as a result of savings realized from the Company's 2013 restructuring project.
Segment profit for fiscal 2012 was $400.2, a decrease of $10.4, or 2.5%, as compared to fiscal 2011 due primarily to the unfavorable impact of currencies.  Operationally, segment profit increased $12.1 as reduced gross profit due to continued household battery volume softness and the market share loss incurred in fiscal 2012 was more than offset by pricing gains, cost savings related to our 2011 Household Products manufacturing footprint restructuring and global cost containment efforts.
GENERAL CORPORATE AND OTHER EXPENSES

	For The Years Ended September 30,
	2013	2012	2011
General corporate expenses	$139.9	$151.2	$116.9
Integration/other realignment	1.6	0.5	3.0
Sub-Total	141.5	151.7	119.9
2013 restructuring and related costs (1)	150.6	7.3	—
Net pension / post-retirement gains	(107.6)	—	—
2011 Household Products restructuring	—	(6.8)	79.0
ASR costs:
Deal expenses	—	—	4.2
Severance/other integration	2.5	8.4	9.3
Acquisition inventory valuation	—	—	7.0
General corporate and other expenses	$187.0	$160.6	$219.4
% of net sales	4.2%	3.5%	4.7%

(1) Includes pre-tax costs of $5.2, for the twelve months ended September 30, 2013, associated with certain information technology and related activities, which are included in Selling, general and administrative expense (SG&A) on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, includes pre-tax costs of $6.1, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring, which are included in cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income.

General Corporate and Other Expenses
For fiscal 2013, general corporate expenses, including integration/other realignment, were $141.5, a decrease of $10.2 as compared to fiscal 2012, due primarily to lower compensation-related costs including lower stock award amortization and lower corporate overhead due, in part, to our restructuring initiatives.

Fiscal 2013 included pre-tax restructuring and related costs of $150.6, which were partially offset by cumulative gains of $107.6 associated with changes to certain pension and post-retirement benefits.

For fiscal 2012, general corporate expenses, including integration/other realignment, were $151.7, an increase of $31.8 as compared to fiscal 2011, due primarily to higher corporate expenses including:

•
increased costs of approximately $13 due to the year over year change in the underlying value of the Company's unfunded deferred compensation liabilities driven by the increase in the value of market securities,

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

•	higher pension costs of approximately $7 due primarily to the unfavorable impact of lower market discount rates on the actuarial value of pension liabilities,

•
higher annual bonus and stock award compensation of approximately $14 as short and long term performance targets were achieved in fiscal 2012 and were not achieved in fiscal 2011 due, in part, to our prior year strategic investments.

Liquidity and Capital Resources

At September 30, 2013, the Company had $998.3 in cash, substantially all of which was outside of the U.S. Given our extensive international operations, substantially all of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements, however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on a significant portion of undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings indefinitely.

Advances under the Company's existing receivables securitization program, which may not exceed $200, are not considered debt for purposes of the Company’s debt compliance covenants but are included in total debt on the balance sheet. At September 30, 2013, $78.0 was outstanding under this facility.

The Company's Revolving Credit Agreement currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450. We have no outstanding borrowings under our revolving credit facility, and $438.5 remains available as of September 30, 2013, as reduced by $11.5 of outstanding letters of credit.

Operating Activities
Cash flow from operating activities is the primary funding source for operating needs and capital investments. Cash flow from operating activities was $750.0 in fiscal 2013, an increase of $118.4, or 19%, as compared to fiscal 2012. Cash flow from operating activities was $631.6 in fiscal 2012, an increase of $219.1 as compared to $412.5 for fiscal 2011.

The increase in cash flow from operating activities in fiscal 2013 as compared to fiscal 2012 and as compared to fiscal 2011 was due primarily to improved working capital. For fiscal 2013, cash flow from operating activities related to changes in assets and liabilities used in operations (working capital) was a source of cash of $208.7 as compared to a source of cash of $45.5 in fiscal 2012, and a use of cash of $110.2 in fiscal 2011. This significant improvement in working capital in two consecutive periods was due primarily to the Company's multi-year initiative to improve managed working capital, which is a major initiative to improve key working capital measures. We define managed working capital as accounts receivable, inventory and accounts payable.

Investing Activities
Net cash used by investing activities was $89.1, $94.9 and $363.5 in fiscal 2013, 2012 and 2011, respectively. Capital expenditures were $90.6, $111.0 and $98.0 in fiscal 2013, 2012 and 2011, respectively. These capital expenditures were funded by cash flow from operations. In addition to cash outflows related to capital expenditures, the most significant impact to cash flow used by investing activities in fiscal 2011 was the acquisition of ASR for net cash of approximately $267, which reflects a cash purchase price of approximately $301, net of approximately $34 of acquired cash. The Company financed this acquisition with available cash of approximately $129 and borrowings from our receivables securitization program. See Note 18 of the Notes to Consolidated Financial Statements for capital expenditures by segment.

Capital expenditures of approximately $100 to $120 are anticipated in fiscal 2014 with a large percentage of the disbursements for cost reduction-related capital, new products and information technology system enhancements due, in part, to enable certain aspects of our restructuring project. Total capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
Total debt decreased approximately $295 in fiscal 2013. Additionally, the Company paid cash dividends to common shareholders totaling approximately $106 in fiscal 2013, the first full year of quarterly dividends for Energizer. The Company’s total borrowings were $2,237.8 at September 30, 2013, including $99.0 tied to variable interest rates. The Company maintains total debt facilities of $2,687.8, of which $438.5 remains available at September 30, 2013, as reduced by $11.5 of outstanding letters of credit.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Under the terms of the Company’s credit agreement, the ratio of the Company’s indebtedness to its earnings before interest taxes depreciation and amortization (EBITDA), as defined in the agreement and detailed below, cannot be greater than 4.0 to 1, and may not remain above 3.5 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.5 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.5 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, indebtedness to EBITDA may not be greater than 4.0 to 1; if the ratio is above 3.5 to 1, for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.5 to 1. In addition, under the credit agreement, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreement, to total interest expense must exceed 3.0 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.3 to 1, and the ratio of its EBIT to total interest expense was 5.7 to 1, as of September 30, 2013. The calculation of these ratios is impacted by pre-tax cash charges associated with restructuring activities as such charges reduce both EBITDA and EBIT as defined in the agreement. The ratios at September 30, 2013 were somewhat negatively impacted by a portion of the pre-tax charges associated with the 2013 restructuring as such charges, exclusive of those considered non-cash, reduced EBITDA as defined in the agreement. We expect the ratios to continue to be somewhat negatively impacted in the near term due to anticipated restructuring charges in fiscal 2014, but we expect to remain in full compliance with the debt covenant ratios. In addition to the financial covenants described above, the credit agreement and the note agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreement or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities could trigger cross defaults on other borrowings.

Under the credit agreement, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs including, but not limited to, the impairment and accelerated depreciation associated with the 2013 restructuring, to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. In April 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaced a prior stock repurchase authorization, which was approved in July 2006. The Company did not repurchase any shares of the Company's common stock, other than a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, during the twelve months ended September 30, 2013. The Company has approximately six million shares remaining under the above noted Board authorization to repurchase its common stock in the future. Future share repurchases, if any, would be made on the open market, privately negotiated transactions or otherwise, in such amounts and at such times as the Company deems appropriate based upon prevailing market conditions, business needs and other factors.

Subsequent to the fiscal year end, on November 4, 2013, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2014 of $0.50 per share of Common Stock, which will be paid on December 17, 2013 and is expected to be approximately $31.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

A summary of the Company’s contractual obligations at September 30, 2013 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$2,140.0	$140.0	$440.0	$150.0	$1,410.0
Interest on long-term debt	631.6	116.3	197.9	138.7	178.7
Notes Payable	99.0	99.0	—	—	—
Minimum pension funding(1)	84.9	31.1	30.1	23.7	—
Operating leases	130.0	28.9	39.3	31.2	30.6
Purchase obligations and other(2) (3) (4)	121.8	61.7	21.2	13.3	25.6
Total	$3,207.3	$477.0	$728.5	$356.9	$1,644.9

1
Globally, total pension contributions for the Company in the next five years are estimated to be approximately $85. The U.S. pension plans constitute approximately 80% of the total benefit obligations and plan assets for the Company’s pension plans. The estimates beyond 2014 represent future pension payments to comply with local funding requirements in the U.S. only. The projected payments beyond fiscal year 2018 are not currently determinable.

2
The Company has estimated approximately $6.9 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2013, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $37.3, excluding $12.4 of interest and penalties. The contractual obligations table above does not include this liability beyond one year. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

3	Included in the table above are approximately $67 of fixed costs related to third party logistics contracts.
4	Included in the table above are approximately $16 of severance and related benefit costs associated with staffing reductions that have been identified to date related to the 2013 restructuring.

Purchase obligations set forth in the table above represent contractual obligations that generally have longer terms, and are non-routine in nature. The Company also has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily individual, short-term purchase orders for routine goods and services at estimated fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2013, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future. As such, these obligations have been excluded from the table above.

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

Currency Rate Exposure
A significant portion of our product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the competitive environment. Conversely, strengthening of currencies relative to the U.S. dollar can improve margins. This margin impact coupled with the translation of foreign operating results to the U.S. dollar, our financial reporting currency, has an impact on reported operating profits. Changes in the value of local currencies in relation to the U.S. dollar may continue to impact reported sales and segment profitability in the future, and we cannot predict the direction or magnitude of future changes.

The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, the Company does not generally hedge these net investments. Capital structuring techniques are used to manage the net investment in foreign currencies, as necessary. Additionally, the Company attempts, to the best of its ability and subject to changing market conditions, to limit its U.S. dollar net monetary liabilities in countries with unstable currencies.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

From time to time the Company may employ foreign currency hedging techniques to mitigate potential losses in earnings or cash flows on foreign currency transactions, which primarily consist of anticipated intercompany purchase transactions and intercompany borrowings. External purchase transactions and intercompany dividends and service fees with foreign currency risk may also be hedged. The primary currencies to which the Company’s foreign affiliates are exposed include the U.S. dollar, the Euro, the Japanese Yen, the British pound, the Canadian dollar and the Australian dollar. Certain of the foreign exchange contracts have been designated and are accounted for as cash flow hedges.

The Company enters into foreign currency derivative contracts to hedge certain existing balance sheet exposures. Any losses on these contracts would be fully offset by exchange gains on the underlying exposures, thus they are not subject to significant market risk. The change in estimated fair value of the foreign currency contracts for fiscal 2013 and 2012 resulted in income of $4.9 and expense of $1.9, respectively, and was recorded in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. These transactions are accounted for as cash flow hedges. At September 30, 2013 and 2012, the Company had an unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $1.5 and unrealized pre-tax loss of $5.9, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Contract maturities for these hedges extend into 2015. There were 80 open contracts at September 30, 2013 with a total notional value of approximately $339.

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange losses or gains on the underlying exposures; thus, they are not subject to significant market risk. There were 13 open foreign currency derivative contracts which are not designated as cash flow hedges at September 30, 2013 with a total notional value of approximately $118.

The Company has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. In February 2013, the Venezuelan government devalued its local currency in relation to the U.S. dollar from 4.30 per U.S. dollar to 6.30 per U.S. dollar. In addition, the Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 per U.S. dollar. The Company had been utilizing SITME to obtain U.S. dollars for the import of product on a regular basis since the establishment of this market, as access to U.S. dollars at the official exchange rate was greatly limited. We continue to monitor this situation including the impact that continued restrictions on the ability to exchange local currency for U.S. dollars may have on our future business operations, including our ability to import products from other Energizer affiliates for sale in the Venezuela market and how such restrictions or other future developments may impact our operating results in Venezuela. At September 30, 2013, the Company had approximately $62 in net monetary assets in Venezuela. Due to the uncertainty of the availability of U.S. dollars at the official exchange rate, the possibility of further devaluation of the local currency, the lack of clarity on what, if any, future alternatives will be available to obtain U.S. dollars, and at what price such alternatives may offer U.S. dollars, the Company is not able to predict the amount of future imports to Venezuela or the ultimate price it will be able to convert local currency to U.S. dollars to pay for future imports. See Note 4 of the Notes to Consolidated Financial Statements.

In addition, the Company has affiliates located in certain developing markets such as Argentina, which may be susceptible to greater volatility of inflation and currency exchange rates, as well as government pricing and import controls. While these affiliates are not considered material in relation to the consolidated company as a whole, there could be negative impacts to operating results in certain markets, if inflationary pressures, exchange volatility and government controls negatively impact the Company's ability to operate effectively and profitably.

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, the Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At September 30, 2013, there were no open derivative or hedging instruments for raw materials or commodities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Interest Rate Exposure
At September 30, 2013 and 2012, the fair market value of the Company's fixed rate debt is estimated at $2,262.3 and $2,438.0, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of debt is greater than the carrying value of the Company's debt by approximately $124 and $174 at September 30, 2013 and 2012, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by approximately $47 and $54 at September 30, 2013 and 2012, respectively. See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the Company’s debt.

Through December 2012, the Company had specific interest rate risk with respect to interest expense on the Company's former term loan, which was repaid by the end of the first quarter of fiscal 2013. As a result, the interest rate swap agreement in place to hedge this specific risk was settled at that time for a $0.3 loss. This loss was included in interest expense in the Consolidated Statements of Earnings and Comprehensive Income. At September 30, 2013, the Company had $99.0 of variable rate debt outstanding, which was primarily outstanding borrowings under the Company's receivable securitization program.

Stock Price Exposure
The Company holds a share option with a major financial institution, which matures in November 2014, to mitigate the impact of changes in certain of the Company’s unfunded deferred compensation liabilities, which are tied to the Company’s common stock price. The fair market value of the share option held by the Company was $7.7 and $2.5 as included in other current assets at September 30, 2013 and 2012, respectively. The change in estimated fair value of the total share option for fiscal 2013 and 2012 resulted in income in both periods of $15.5 and of $6.1, respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company’s unfunded deferred compensation liability, which was in cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are typically impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for approximately 32% of total Household Products net sales in fiscal 2013 and approximately 30% in fiscal 2012 and 2011. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and may result in a short term increase in battery and lighting products sales. This was recently evident as the Company estimates that incremental volume in response to Hurricane Sandy added approximately $18 to sales in the first fiscal quarter of 2013.

Customer orders for the Company’s sun care products are highly seasonal, which has historically resulted in higher sun care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between quarters of the same and different years due to the seasonality and timing of orders for sun care products as well as the potential impact of weather patterns on sun care sales and consumption.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows. Such as: the timing of new product launches by competitors or by the Company, the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company, and the timing of retailer merchandising decisions and actions.

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

Accrued environmental costs at September 30, 2013 were $19.3, of which $4.7 is expected to be spent in fiscal 2014. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

Inflation
Management recognizes that inflationary pressures may have an adverse effect on the Company through higher material, labor and transportation costs, asset replacement costs and related depreciation, and health care and other costs. In general, the Company has been able to offset or minimize inflation effects through a variety of methods including pricing actions, cost reductions and productivity improvements. We can provide no assurance that such mitigation will be available in the future.

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

Critical Accounting Policies

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, pension and postretirement benefit costs, share-based compensation, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, the reinvestment of undistributed foreign earnings, tax valuation allowances, and legal and environmental matters. On an ongoing basis, the Company evaluates its estimates, but actual results could differ materially from those estimates.

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

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collection is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to more accurately estimate potential returns. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2013 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $2.9 and our reported operating income by $2.6. At September 30, 2013, the Company's reserve for returns was $49.8.
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

•
Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. This has been evident in recent years, as market discount rates utilized to determine the actuarial valuation of plan liabilities have, collectively, moved significantly lower as compared to market interest rates prior to the most recent recession. This has resulted in higher actuarial pension liabilities over time and contributed to higher net periodic pension costs. In determining the discount rate, the Company uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, we consider the Mercer yield curves in determining the discount rates.

Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company’s annual earnings, prospectively. Based on plan assets at September 30, 2013, a one percentage point decrease or increase in expected asset returns would increase or decrease the Company’s pre-tax pension expense by approximately $10. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase pension obligations by approximately $110 at September 30, 2013.
As allowed under GAAP, the Company’s U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.
In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. Retirement benefits for the impacted colleagues will be supplemented to a degree with an enhanced Company match in the defined contribution plan.
In July 2013, the Company finalized and communicated a decision to discontinue certain post-retirement benefits. The communication was provided to all eligible participants of the impacted plans and advised that the Company would discontinue all benefits associated with the impacted plans effective December 31, 2013.
As a result of these actions, for the twelve months ended September 30, 2013, the Company recorded collective pre-tax gains related to changes in pension and post retirement plans of $107.6. The collective impact of the gains was reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income.

•
Share-Based Compensation The Company grants restricted stock equivalents, which generally vest over three to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

managerial staff and executive management, if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock, as adjusted for the impact to the grant date fair value of the inclusion of a total shareholder return modifier for those performance awards containing such a provision. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

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

In November 2012, which was the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan. The Company recorded non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6 for the year ended September 30, 2013 (collectively for the fiscal 2013, $42.9) related primarily to certain manufacturing assets including property, plant and equipment located at facilities to be closed or streamlined as part of our restructuring initiatives. We do not believe our restructuring plan will result in the impairment of any other material long-lived assets, other than the identified property, plant and equipment. See Note 3 of the Notes to Consolidated Financial Statements for further details.

•
Income Taxes Our annual effective income tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

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
We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in foreign affiliates. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund strategic growth objectives, fund pension and other post retirement obligations and fund capital projects. See Note 6 of the Notes to Consolidated Financial Statements for further discussion.
The Company estimates income taxes and the effective income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

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

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. See Note 5 of the Notes to Consolidated Financial Statements.

However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and, therefore, are likely more susceptible to an adverse change that could require an impairment charge.

During fiscal 2013, we tested goodwill for impairment for both the Household Products and Personal Care reporting units. There were no indications of impairment of goodwill noted during this testing.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing. However, the indicated fair values resulting from our discounted cash flow analysis for two brands, Playtex and Wet Ones, were relatively close to the carrying value at approximately 107% of the carrying value (approximately $650) for the Playtex brand and approximately 109% of the carrying value (approximately $200) for the Wet Ones brand. Key assumptions included in the testing of these brand values were a discount rate of 7.5% and a terminal growth rate of 2.0%.

Recently Issued Accounting Standards
There are no new accounting pronouncements issued or effective that had or will have a material impact on our Consolidated Financial Statements.

On January 31, 2013, the Financial Accounting Standards Board (FASB) issued a new accounting standard update (ASU) to clarify the scope of disclosures about offsetting assets and liabilities. The standard limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions to the extent they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. This standard will be applied on a retrospective basis beginning on October 1, 2013 and the impact will not be material to the Company's financial statements.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

On February 5, 2013, the FASB issued a new ASU on reporting of amounts reclassified out of accumulated other comprehensive income. The standard requires that public companies present information about reclassification adjustments from accumulated other comprehensive income in their interim and annual financial statements in a single note or on the face of the financial statements or cross reference to the related footnote for additional information. This standard will be applied on a prospective basis beginning on October 1, 2013 and the impact will not be material to the Company's financial statements.

Summary Selected Historical Financial Information
(In millions, except per share data)

Statements of Earnings Data (a)	FOR THE YEARS ENDED SEPTEMBER 30,
	2013	2012	2011	2010	2009
Net sales	$4,466.0	$4,567.2	$4,645.7	$4,248.3	$3,999.8
Depreciation and amortization	187.4	162.2	181.3	139.2	130.4
Earnings before income taxes (d)	567.9	565.4	406.0	543.4	445.3
Income taxes	160.9	156.5	144.8	140.4	147.5
Net earnings (f)	$407.0	$408.9	$261.2	$403.0	$297.8
Earnings per share:
Basic	$6.55	$6.30	$3.75	$5.76	$4.77
Diluted	$6.47	$6.22	$3.72	$5.72	$4.72
Average shares outstanding:
Basic	62.1	64.9	69.6	70.0	62.4
Diluted	62.9	65.7	70.3	70.5	63.1
Annual dividend per common share (b)	$1.70	$0.40	$—	$—	$—

Balance Sheet Data	AT SEPTEMBER 30,
	2013	2012	2011	2010	2009
Working capital (c)	$1,415.0	$1,215.1	$1,233.3	$1,176.0	$966.3
Property, plant and equipment, net	755.6	848.5	885.4	840.6	863.4
Total assets	6,717.4	6,731.2	6,531.5	6,255.8	6,017.3
Long-term debt	1,998.8	2,138.6	2,206.5	2,022.5	2,288.5
(a) Year over year comparatives may be impacted by the timing of acquisitions.
(b) The Company began paying dividends in the fourth fiscal quarter of 2012.
(c) Working capital is current assets less current liabilities.

(d) Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2013	2012	2011	2010	2009
2013 restructuring (e)	$(150.6)	$(7.3)	$—	$—	$—
Venezuela devaluation/other impacts	(6.3)	—	(1.8)	(18.3)	—
ASR integration/transaction costs	(2.5)	(8.4)	(13.5)	(0.5)	—
Other realignment/integration costs	(1.6)	(0.5)	(3.0)	(11.0)	(13.6)
Net pension/post-retirement gains	107.6	—	—	—	—
Prior restructuring	—	6.8	(79.0)	—	—
Early termination of interest rate swap	—	(1.7)	—	—	—
Early debt retirement/duplicate interest	—	—	(22.9)	—	—
Acquisition inventory valuation	—	—	(7.0)	—	(3.7)
Voluntary retirement/reduction in force costs	—	—	—	0.2	(38.6)
Paid time off adjustment	—	—	—	—	24.1
Total	$(53.4)	$(11.1)	$(127.2)	$(29.6)	$(31.8)

(e) Includes pre-tax costs of $5.2 for the twelve months ended September 30, 2013, associated with certain information technology and related activities, which are included in Selling, general and administrative expense (SG&A) on the Consolidated Statement of Earnings and Comprehensive Income. Additionally, this includes pre-tax costs of $6.1, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in Cost of products sold on the Consolidated Statement of Earnings and Comprehensive Income.

(f) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2013	2012	2011	2010	2009
2013 restructuring (g)	$(97.9)	$(4.6)	$—	$—	$—
Venezuela devaluation/other impacts	(6.3)	—	(1.8)	(14.2)	—
ASR integration/transaction costs	(1.6)	(5.3)	(8.5)	—	—
Other realignment/integration costs	(1.0)	(0.3)	(2.0)	(7.4)	(8.9)
Net pension/post-retirement gains	67.5	—	—	—	—
Prior restructuring	—	5.7	(63.3)	—	—
Early termination of interest rate swap	—	(1.1)	—	—	—
Early debt retirement/duplicate interest	—	—	(14.4)	—	—
Acquisition inventory valuation	—	—	(4.4)	—	(2.3)
Voluntary retirement/reduction in force costs	—	—	—	0.1	(24.3)
Paid time off adjustment	—	—	—	—	15.2
Adjustments to valuation allowances and prior years tax accruals	8.3	7.0	(9.7)	6.1	(1.5)
Tax benefits - special foreign dividend	—	—	—	23.5	—
Total	$(31.0)	$1.4	$(104.1)	$8.1	$(21.8)

(g) Includes net of tax costs of $3.4 for the twelve months ended September 30, 2013, associated with certain information technology and related activities, which are included in SG&A on the Consolidated Statement of Earnings and Comprehensive Income. Additionally, this includes net of tax costs of $3.8, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in Cost of products sold on the Consolidated Statement of Earnings and Comprehensive Income.

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

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2013 was effective. The Company’s internal control over financial reporting as of September 30, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

St. Louis, Missouri
November 21, 2013

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	FOR THE YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2013	2012	2011
Net sales	$4,466.0	$4,567.2	$4,645.7
Cost of products sold	2,361.7	2,429.3	2,500.0
Gross profit	2,104.3	2,137.9	2,145.7
Selling, general and administrative expense	825.0	887.8	856.1
Advertising and sales promotion expense	439.9	449.5	524.0
Research and development expense	99.0	112.5	108.3
2013 restructuring	139.3	7.3	—
Net pension/post-retirement gains	(107.6)	—	—
Prior restructuring	—	(6.8)	79.0
Interest expense	130.5	127.3	121.4
Cost of early debt retirements	—	—	19.9
Other financing items, net	10.3	(5.1)	31.0
Earnings before income taxes	567.9	565.4	406.0
Income taxes	160.9	156.5	144.8
Net earnings	$407.0	$408.9	$261.2
Earnings Per Share
Basic net earnings per share	$6.55	$6.30	$3.75
Diluted net earnings per share	$6.47	$6.22	$3.72

Statement of Comprehensive Income
Net earnings	$407.0	$408.9	$261.2
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	4.6	(11.9)	(8.7)
Pension/postretirement activity, net of tax of $18.9 in 2013, $(14.4) in 2012 and $(25.6) in 2011	35.7	(24.8)	(26.4)
Deferred gain/(loss) on hedging activity, net of tax of $3.1 in 2013 $1.6 in 2012 and $5.3 in 2011	4.6	(0.4)	11.7
Total comprehensive income	$451.9	$371.8	$237.8

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except par values)

	SEPTEMBER 30,
	2013	2012
Assets
Current assets
Cash and cash equivalents	$998.3	$718.5
Trade receivables, net	480.6	676.7
Inventories	616.3	672.4
Other current assets	473.2	455.0
Total current assets	2,568.4	2,522.6
Property, plant and equipment, net	755.6	848.5
Goodwill	1,475.8	1,469.5
Other intangible assets, net	1,835.5	1,853.7
Other assets	82.1	36.9
Total assets	$6,717.4	$6,731.2
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$140.0	$231.5
Notes payable	99.0	162.4
Accounts payable	340.4	325.2
Other current liabilities	574.0	588.4
Total current liabilities	1,153.4	1,307.5
Long-term debt	1,998.8	2,138.6
Other liabilities	1,111.6	1,215.6
Total liabilities	4,263.8	4,661.7
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	—	—
Common stock, $.01 par value, 65,251,989 and 108,008,682
shares issued at 2013 and 2012, respectively	0.7	1.1
Additional paid-in capital	1,628.9	1,621.7
Retained earnings	1,144.1	2,993.2
Common stock in treasury, at cost, 2,927,695 and 46,486,595 shares at 2013 and
2012, respectively	(147.2)	(2,328.7)
Accumulated other comprehensive loss	(172.9)	(217.8)
Total shareholders' equity	2,453.6	2,069.5
Total liabilities and shareholders' equity	$6,717.4	$6,731.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2013	2012	2011
Cash Flow from Operating Activities
Net earnings	$407.0	$408.9	$261.2
Adjustments to reconcile net earnings to net cash flow from operations:
Non-cash restructuring costs	42.9	—	—
Net pension/post-retirement gains	(107.6)	—	—
Depreciation and amortization	144.5	162.2	181.3
Deferred income taxes	43.3	(2.9)	26.4
Other non-cash charges	70.9	55.0	84.2
Other, net	(59.7)	(37.1)	(30.4)
Operating cash flow before changes in working capital	541.3	586.1	522.7
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
Decrease/(increase) in accounts receivable, net	181.8	38.2	(19.7)
Decrease/(increase) in inventories	45.1	(17.6)	65.1
Increase in other current assets	(45.8)	(11.6)	(33.8)
Increase/(decrease) in accounts payable	17.5	47.1	(12.0)
Increase/(decrease) in other current liabilities	10.1	(10.6)	(109.8)
Net cash flow from operating activities	750.0	631.6	412.5
Cash Flow from Investing Activities
Capital expenditures	(90.6)	(111.0)	(98.0)
Proceeds from sale of assets	1.8	19.3	7.6
Acquisitions, net of cash acquired	—	—	(267.1)
Other, net	(0.3)	(3.2)	(6.0)
Net cash used by investing activities	(89.1)	(94.9)	(363.5)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days, net of discount	—	498.6	600.0
Payment of debt issue cost	—	(4.3)	(7.6)
Cash payments on debt with original maturities greater than 90 days	(231.5)	(441.0)	(576.0)
Net (decrease)/increase in debt with original maturities of 90 days or less	(63.9)	100.9	45.7
Common stock purchased	—	(417.8)	(276.0)
Cash dividends paid	(105.6)	(24.9)	—
Proceeds from issuance of common stock	18.2	3.0	8.2
Excess tax benefits from share-based payments	5.3	2.2	3.7
Net cash used by financing activities	(377.5)	(283.3)	(202.0)
Effect of exchange rate changes on cash	(3.6)	(6.1)	(5.5)
Net increase/(decrease) in cash and cash equivalents	279.8	247.3	(158.5)
Cash and cash equivalents, beginning of period	718.5	471.2	629.7
Cash and cash equivalents, end of period	$998.3	$718.5	$471.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES
	2013	2012	2011	2013	2012	2011
Common stock:
Balance at beginning of year	$1.1	$1.1	$1.1	108,009	108,009	108,009
Treasury share retirement	(0.4)	—	—	(42,757)	—	—
Ending balance	0.7	1.1	1.1	65,252	108,009	108,009
Additional paid-in capital:
Balance at beginning of year	1,621.7	1,593.6	1,569.5
Activity under stock plans	7.2	28.1	24.1
Ending balance	1,628.9	1,621.7	1,593.6
Retained earnings:
Balance at beginning of year	2,993.2	2,613.0	2,353.9
Net earnings	407.0	408.9	261.2
Dividends to shareholders	(108.1)	(25.6)	—
Treasury share retirement	(2,146.1)	—	—
Activity under stock plans	(1.9)	(3.1)	(2.1)
Ending balance	1,144.1	2,993.2	2,613.0
Common stock in treasury:
Balance at beginning of year	(2,328.7)	(1,925.7)	(1,667.6)	(46,487)	(40,933)	(37,653)
Treasury stock purchased	—	(417.8)	(276.0)	—	(5,924)	(3,749)
Treasury share retirement	2,146.5	—	—	42,757	—	—
Activity under stock plans	35.0	14.8	17.9	802	370	469
Ending balance	(147.2)	(2,328.7)	(1,925.7)	(2,928)	(46,487)	(40,933)
Accumulated other comprehensive (loss)/income:
Cumulative translation adjustment:
Balance at beginning of year	0.2	12.1	20.8
Foreign currency translation adjustment	4.6	(11.9)	(8.7)
Ending balance	4.8	0.2	12.1
Pension/postretirement liability:
Balance at beginning of year	(213.9)	(189.1)	(162.7)
Pension/postretirement activity	35.7	(24.8)	(26.4)
Ending balance, net of tax of $(94.9) in 2013, $(113.8) in 2012 and $(99.3) in 2011	(178.2)	(213.9)	(189.1)
Deferred (loss)/gain on hedging activity:
Balance at beginning of year	(4.1)	(3.7)	(15.4)
Activity	4.6	(0.4)	11.7
Ending balance, net of tax of $1.0 in 2013, $(2.1) in 2012 and $(3.7) in 2011	0.5	(4.1)	(3.7)
Total accumulated other comprehensive loss	(172.9)	(217.8)	(180.7)
Total shareholders' equity	$2,453.6	$2,069.5	$2,101.3

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(1) Basis of Presentation and Use of Estimates

The financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions are eliminated. The Company has no material equity method investments or variable interests.

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer promotional programs and incentives, product returns, bad debts, the carrying value of inventories, intangible and other long-lived assets, income taxes, pensions and other postretirement benefits, share-based compensation, contingencies and acquisitions. Actual results could differ materially from those estimates. However, in regard to ongoing impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections, changes in discount rates used in discounted cash flow models or changes in other assumptions used in estimating fair values, versus those anticipated at the time of the initial acquisition as well as subsequent estimated valuations, could result in impairment charges that may materially affect the financial statements in a given year.

(2) Summary of Significant Accounting Policies

The Company's significant accounting policies, which conform to GAAP and are applied on a consistent basis among all years presented, except as indicated, are described below.

Foreign Currency Translation - Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities, and average exchange rates during the period for results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive income in the shareholders’ equity section of the Consolidated Balance Sheets, except as noted below.

For foreign operations that are considered highly inflationary, translation practices differ in that inventories, properties, accumulated depreciation and depreciation expense are translated at historical rates of exchange, and translation adjustments for monetary assets and liabilities are included in earnings. Gains and losses from foreign currency transactions are included in earnings.

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2013, the Company has net monetary assets in Venezuela of approximately $62. See Note 4 of the Notes to Consolidated Financial Statements.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce cash transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes, costs and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2013.

The Company also holds a derivative instrument contract to mitigate a portion of the risk associated with the change in the market value of its unfunded deferred compensation liabilities, which is tied to change in the market value of the Company's common stock.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The Company uses raw materials that are subject to price volatility. The Company may use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of commodities. In September 2012, the Company discontinued hedge accounting treatment for its then-existing zinc contracts as these contracts no longer met the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. There were no outstanding derivative contracts for the future purchases of commodities as of September 30, 2013.

Through December 2012, the Company had specific interest rate risk with respect to interest expense on the Company's term loan, which was fully repaid by the end of the first quarter of fiscal 2013. As a result, the then-existing interest rate swap agreement in place to hedge this specific risk was settled on November 30, 2012 for a $0.3 loss. This loss was included in interest expense in the Consolidated Statements of Earnings and Comprehensive Income. At September 30, 2013, the Company had $99.0 of variable rate debt outstanding.

For further discussion see Notes 11 and 14 of the Notes to Consolidated Financial Statements.

Cash Equivalents – Cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased. At September 30, 2013, the Company had $998.3 in available cash, substantially all of which was outside of the U.S. The Company has extensive operations, including a significant manufacturing footprint outside of the U.S. At September 30, 2013, substantially all of the Company's cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on a significant portion of undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings indefinitely.

Cash Flow Presentation – The Consolidated Statements of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged, which is primarily operating activities. Cash payments related to income taxes are classified as operating activities.

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

Inventories – Inventories are valued at the lower of cost or market, with cost generally being determined using average cost or the first-in, first-out (FIFO) method.

As part of the American Safety Razor (ASR) acquisition in fiscal 2011, the Company recorded an increase in the estimated fair value of inventory acquired of $7.0, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs to sell and distribute and (b) a reasonable profit allowance for these efforts by the acquiring entity. As the inventory was sold during the first and second quarter of fiscal 2011 the adjustments were charged to cost of products sold in those respective periods.

Capitalized Software Costs – Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $2.0, $2.7, and $5.2 in fiscal 2013, 2012 and 2011, respectively.

Property, Plant and Equipment, net – Property, plant and equipment, net is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at estimated fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to pre-tax earnings at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $164.7 in fiscal 2013, including non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6, collectively $42.9, related primarily to certain manufacturing assets including property, plant and equipment located at the facilities to be closed or streamlined, and $136.7, and $154.5 in fiscal 2012 and 2011, respectively. See Note 3 of the Notes to Consolidated Financial Statements.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets – Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth fiscal quarter, or when indicators of a potential impairment are present. The estimated fair value of each reporting unit (Household Products and Personal Care) is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 5 years to 20 years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

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

In November 2012, which was the first quarter of fiscal 2013, the Company's Board of Directors authorized an enterprise-wide restructuring plan, which included the closure of certain Company facilities in fiscal 2013 and 2014. The Company recorded non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6 for the twelve months ended September 30, 2013 (collectively $42.9) related primarily to certain manufacturing assets including property, plant and equipment located at the facilities to be closed or streamlined. We do not believe our restructuring plan is likely to result in the impairment of any other material long-lived assets, other than this identified property, plant and equipment. See Note 3 of the Notes to Consolidated Financial Statements.

Revenue Recognition – The Company's revenue is from the sale of its products. Revenue is recognized when title, ownership and risk of loss pass to the customer. Discounts are offered to customers for early payment and an estimate of the discounts is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms are final and returns or exchanges are not permitted unless a special exception is made; reserves are established and recorded in cases where the right of return does exist for a particular sale.

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to identify potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. At September 30, 2013, the Company had a reserve for returns of $49.8.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

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

Advertising and Sales Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities as incurred.

Share-Based Payments – The Company grants restricted stock equivalents, which generally vest over three to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain managerial staff and executive management, if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock, as adjusted for the impact to the grant date fair value of the inclusion of a total shareholder return modifier for those performance awards containing such a provision. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management’s assessment of the probability that performance targets will be achieved. If such targets are not met or, it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level in the period the determination is made. If it is determined that the performance targets will be exceeded, additional compensation expense is recognized.

Estimated Fair Values of Financial Instruments – Certain financial instruments are required to be recorded at the estimated fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates estimated fair value. The estimated fair values of long-term debt and financial instruments are disclosed in Note 14 of the Notes to Consolidated Financial Statements.

Reclassifications – Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – No new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

On January 31, 2013, the Financial Accounting Standards Board (FASB) issued a new accounting standard update (ASU) to clarify the scope of disclosures about offsetting assets and liabilities. The standard limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions to the extent they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. This standard will be applied on a retrospective basis beginning on October 1, 2013 and the impact will not be material to the Company's financial statements.

On February 5, 2013, the FASB issued a new ASU on reporting of amounts reclassified out of accumulated other comprehensive income. The standard requires that public companies present information about reclassification adjustments from accumulated other comprehensive income in their interim and annual financial statements in a single note or on the face of the financial statements or cross reference to the related footnote for additional information. This standard will be applied on a prospective basis beginning on October 1, 2013 and the impact will not be material to the Company's financial statements.

(3) Restructuring

2013 Restructuring
In November 2012, the Company’s Board of Directors authorized an enterprise-wide restructuring plan and delegated authority to the Company’s management to determine the final actions with respect to this plan.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Objectives of this plan include:

•	Reduce global workforce by more than 10%, or approximately 1,500 colleagues;

•	Rationalize and streamline operations facilities in the Household Products Division;

•	Consolidate G&A functional support across the organization;

•	Streamline the Household Products Division product portfolio to enable increased focus on our core battery and portable lighting businesses;

•	Streamline the marketing organization within our Household Products Division;

•	Optimize our go-to-market strategies and organization structures within our international markets;

•	Reduce overhead spending, including changes to benefit programs and other targeted spending reductions; and

•	Create a center-led purchase function to drive procurement savings.

For the twelve months ended September 30, 2013, significant progress has been made against all of the aforementioned objectives. Headcount reductions have totaled nearly 1,400.
For the twelve months ended September 30, 2013, the Company recorded pre-tax expense of $139.3 for charges related to the 2013 restructuring plan including:

•
Non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6 for the twelve months ended September 30, 2013, (collectively for the twelve months, $42.9) related primarily to completed and upcoming plant closures,

•	Severance and related benefit costs of $49.3 for the twelve months ended September 30, 2013, associated with staffing reductions that have been identified to date, and

•	Consulting, program management and other charges associated with the restructuring of $47.1 for the twelve months ended September 30, 2013.

The 2013 restructuring costs are reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $5.2 for the twelve months ended September 30, 2013, associated with certain information technology enablement activities related to our restructuring initiatives were included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Also, pre-tax costs of $6.1, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring initiative. In fiscal 2012 the Company recorded $7.3 of costs associated with consulting activities related to the 2013 restructuring plan.

A summary of the estimated remaining costs for the 2013 restructuring is as follows. Totals, as well as category ranges, are estimates.

•	Approximately $10-$20 related to plant closure and accelerated depreciation charges,

•	Approximately $40-$50 related to severance and related benefit costs,

•	Approximately $20-$30 related to consulting and program management, and

•	Approximately $5-$15 related to other restructuring related costs.

Cost remaining associated with certain information technology enablement activities related to our restructuring initiatives are approximately $15-$25. In addition, the Company expects to incur incremental capital expenditures of approximately $20-$25 over the next 12 months, related primarily to information technology enablement of certain restructuring initiatives.

The Company does not include the 2013 restructuring costs in the results of its reportable segments. The estimated pre-tax impact of allocating such charges to segment results would have been as follows:

•	Non-cash impairment and accelerated depreciation charges of approximately $43 for the twelve months ended September 30, 2013, would be fully allocated to our Household Products segment.

•
Severance and related benefit costs of approximately $42 for the twelve months ended September 30, 2013, would be allocated to our Household Products segment. Charges of approximately $6 for the twelve months ended September 30, 2013, would be allocated to our Personal Care segment. The remaining charges of approximately $1 for the twelve months ended September 30, 2013, would be allocated to Corporate. As certain headcount provides services to both segments, charges for severance and related benefits for such headcount requires an allocation.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

•
Consulting, program management and other exit costs of approximately $36 for the twelve months ended September 30, 2013, would be allocated to our Household Products segment. Charges of approximately $9 for the twelve months ended September 30, 2013, would be allocated to our Personal Care segment. The remaining charges of approximately $2 for the twelve months ended September 30, 2013, would be allocated to Corporate.

The following table summarizes the 2013 Restructuring activity for the twelve months ended September 30, 2013.

				Utilized
	October 1, 2012	Charge to Income	Other (a)	Cash	Non-Cash	September 30, 2013
Severance & Termination Related Costs	$—	$49.3	$(0.1)	$(32.9)	$—	$16.3
Asset Impairment/Accelerated Depreciation	—	42.9	—	—	(42.9)	—
Other Costs	2.8	47.1	—	(45.6)	—	4.3
Total	$2.8	$139.3	$(0.1)	$(78.5)	$(42.9)	$20.6
(a) Includes the impact of currency translation.

2011 Household Products Restructuring
For the twelve months ended September 30, 2012, our prior Household Products restructuring activities generated pre-tax income of $6.8. The prior year pre-tax income was due to the gain on the sale of our former battery manufacturing facility in Switzerland, which was shut down in fiscal 2011. This gain was approximately $13. This gain was offset by additional restructuring costs of $6.0. These costs, net of the gain on the sale of the former manufacturing facility in fiscal 2012, are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

(4) Venezuela

Effective January 1, 2010 and continuing through fiscal 2013, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such times as the economy is no longer considered highly inflationary.

On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 per U.S. dollar to an exchange rate of 6.30 per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 per U.S. dollar. As access to U.S. dollars at the official exchange rate was greatly limited, the Company had been utilizing the SITME market to obtain U.S. dollars for the import of product on a regular basis. As a result, the Company had been using the higher SITME rate, prior to the most recent devaluation, to translate its operating results and to value its net monetary assets held in local Venezuela currency.

As a result of the devaluation noted above and the elimination of the SITME market, the Company valued its net monetary assets at September 30, 2013 using the revised official rate of 6.30 per U.S. dollar. Thus, the Company recorded a devaluation charge of approximately $6 for the twelve months ended September 30, 2013, due primarily to the devaluation of local currency cash balances. This charge was included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. In addition, operating results for the twelve months ended September 30, 2013 were translated using a blended rate, ranging between 5.40 to 6.30 Bolivar Fuerte per U.S. dollar, reflecting the use of the new official rate for the period following the devaluation and the previous SITME rate for the period prior to the devaluation.

At September 30, 2013, the U.S. dollar value of monetary assets, net of monetary liabilities, which would be subject to an earnings impact from translation rate movements for our Venezuela affiliate under highly inflationary accounting was approximately $62. Further currency devaluation in Venezuela, either through official channels or via the use of alternative exchange mechanisms may result in additional devaluation of the Company's net monetary assets in Venezuela and may negatively impact the operating results of the Company's Venezuelan affiliate.

(5) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. As part of our business planning cycle, we performed our annual impairment testing for our Household Products and Personal Care reporting units in the fourth quarter of fiscal 2013, 2012 and 2011. There were no indications of impairment of goodwill noted during this testing.

The following table represents the carrying amount of goodwill by segment at September 30, 2013:

	Household Products	Personal Care	Total
Balance at October 1, 2012	$37.3	$1,432.2	$1,469.5
Cumulative translation adjustment	(0.1)	6.4	6.3
Balance at September 30, 2013	$37.2	$1,438.6	$1,475.8

The Company had indefinite-lived intangible assets of $1,703.9 ($1,622.4 in Personal Care and $81.5 in Household Products) at September 30, 2013 and $1,701.9 at September 30, 2012. Changes in indefinite-lived intangible assets are due to changes in foreign currency translation.

In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing. However, the indicated fair values resulting from our discounted cash flow analysis for two brands, Playtex and Wet Ones, were relatively close to the carrying value at approximately 107% of the carrying value (approximately $650) for the Playtex brand and approximately 109% of the carrying value (approximately $200) for the Wet Ones brand. Key assumptions included in the testing of these brand values were a discount rate of 7.5% and a terminal growth rate of 2.0%.

Total amortizable intangible assets at September 30, 2013 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$18.9	$12.8	$6.1
Technology and patents	75.6	56.5	19.1
Customer-related / Other	163.6	57.2	106.4
Total amortizable intangible assets	$258.1	$126.5	$131.6

Amortizable intangible assets, with a weighted average remaining life of approximately thirteen years, are amortized on a straight-line basis over expected lives of 5 years to 20 years.

Amortization expense for intangible assets totaled $20.1 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2014, 2015, 2016, 2017 and 2018 is $17.4, $15.2, $15.2, $14.8 and $7.3, respectively, and $61.7 thereafter. These totals do not include potential amortization for the feminine care brands acquired in the first fiscal quarter of 2014.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(6) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2013	2012	2011
Currently payable:
United States - Federal	$45.1	$72.8	$34.0
State	6.4	6.5	4.6
Foreign	66.1	80.1	79.8
Total current	117.6	159.4	118.4
Deferred:
United States - Federal	37.0	(2.9)	36.4
State	2.4	(0.2)	2.4
Foreign	3.9	0.2	(12.4)
Total deferred	43.3	(2.9)	26.4
Provision for income taxes	$160.9	$156.5	$144.8

The source of pre-tax earnings was:

	2013	2012	2011
United States	$247.3	$178.3	$191.6
Foreign	320.6	387.1	214.4
Pre-tax earnings	$567.9	$565.4	$406.0

A reconciliation of income taxes with the amounts computed at the statutory federal income tax rate follows:

	2013		2012		2011
Computed tax at federal statutory rate	$198.8	35.0%	$197.9	35.0%	$142.1	35.0%
State income taxes, net of federal tax benefit	5.5	1.0	4.1	0.7	4.5	1.1
Foreign tax less than the federal rate	(47.1)	(8.3)	(55.6)	(9.8)	(15.9)	(3.9)
Adjustments to prior years' tax accruals	(8.3)	(1.5)	(7.0)	(1.2)	(1.7)	(0.4)
Other taxes including repatriation of foreign earnings	17.4	3.1	16.2	2.9	15.3	3.8
Nontaxable share option	(5.4)	(1.0)	(2.0)	(0.4)	0.2	—
Other, net	—	—	2.9	0.5	0.3	0.1
Total	$160.9	28.3%	$156.5	27.7%	$144.8	35.7%

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet at September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2013	2012
Deferred tax liabilities:
Depreciation and property differences	$(83.8)	$(101.1)
Intangible assets	(580.7)	(574.3)
Other tax liabilities	(8.5)	(6.4)
Gross deferred tax liabilities	(673.0)	(681.8)
Deferred tax assets:
Accrued liabilities	104.4	105.7
Deferred and stock-related compensation	102.5	103.6
Tax loss carryforwards and tax credits	10.4	13.9
Intangible assets	17.1	17.3
Postretirement benefits other than pensions	2.6	11.6
Pension plans	81.3	155.3
Inventory differences	28.6	31.7
Other tax assets	5.6	6.6
Gross deferred tax assets	352.5	445.7
Valuation allowance	(9.5)	(11.9)
Net deferred tax liabilities	$(330.0)	$(248.0)

There were no material tax loss carryforwards that expired in fiscal 2013. Future expirations of tax loss carryforwards and tax credits, if not utilized, are not material from 2014 through 2018. For years subsequent to 2018 or for tax loss carryforwards and tax credits that have no expiration, the value at September 30, 2013 was $9.8. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to, amongst other things, fund local operations, including a substantial manufacturing footprint in Asia, fund pension and other post retirement obligations, fund capital projects and to support foreign growth initiatives including potential acquisitions, such as the foreign cash utilized to fund a portion of the October 2013 feminine care brand acquisition. At September 30, 2013, approximately $1,460 of foreign subsidiary earnings was considered indefinitely invested in those businesses. We estimate that the U.S. federal income tax liability that could potentially arise if indefinitely invested earnings of foreign subsidiaries were repatriated in full to the U.S. would be significant. While it is not practical to calculate a specific potential U.S. tax exposure due to changing statutory rates in foreign jurisdictions over time, as well as other factors, we estimate the range of potential U.S. tax may be in excess of $170, if all undistributed earnings were repatriated assuming foreign cash was available to do so. Applicable U.S. income and foreign withholding taxes would be provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Unrecognized tax benefits activity for the years ended September 30, 2013 and 2012 are summarized below:

	2013	2012
Unrecognized tax benefits, beginning of year	$41.0	$41.2
Additions based on current year tax positions and acquisitions	3.4	3.3
Reductions for prior year tax positions	(0.3)	(0.8)
Settlements with taxing authorities/statute expirations	(6.8)	(2.7)
Unrecognized tax benefits, end of year	$37.3	$41.0

Included in the unrecognized tax benefits noted above are $31.9 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payments are not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The accrued interest and penalties are not included in the table above. The Company accrued approximately $9.6 of interest and $2.8 of penalties at September 30, 2013 and $9.0 of interest and $2.8 of penalties at September 30, 2012. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company’s tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2007 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2003. The status of international income tax examinations varies by jurisdiction. At this time, the Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(7) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share:

(in millions, except per share data)	FOR THE YEARS ENDED SEPTEMBER 30,
	2013	2012	2011
Numerator:
Net earnings for basic and dilutive earnings per share	$407.0	$408.9	$261.2
Denominator:
Weighted-average shares - basic	62.1	64.9	69.6
Effect of dilutive securities:
Stock options	0.1	0.2	0.2
Restricted stock equivalents	0.7	0.6	0.5
Total dilutive securities	0.8	0.8	0.7
Weighted-average shares - diluted	62.9	65.7	70.3
Basic net earnings per share	$6.55	$6.30	$3.75
Diluted net earnings per share	$6.47	$6.22	$3.72

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

At September 30, 2013, there were no shares considered anti-dilutive. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing earnings per share), the impact of the potentially dilutive securities is not included in the computation. There were approximately 0.4 and 0.7 anti-dilutive securities at September 30, 2012 and 2011, respectively, which were not included in the diluted net earnings per share calculations for these fiscal years for the reason noted above.

(8) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders (the "2009 Plan"). New awards granted after January 2009 are issued under the 2009 Plan. Under the 2009 Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. The 2009 Plan was amended and restated by approval of the shareholders at the January 2011 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 8.0 million. For purposes of determining the number of shares available for future issuance under the 2009 Plan, as amended and restated, awards of restricted stock and restricted stock equivalents reduces the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduces the number of shares available for future issuance on a one-for-one basis. At September 30, 2013, 2012, and 2011 there were 2.7 million, 3.3 million and 4.6 million shares, respectively, available for future awards under the 2009 Plan, as amended and restated. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan, as amended and restated.

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

Through December 31, 2012, the Company permitted employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors, that deferred amounts into the Energizer Common Stock Unit Fund were credited with a number of stock equivalents based on the estimated fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33% match for directors was eliminated for future deferrals. Effective January 1, 2013, future deferrals of compensation by employees is no longer permitted, thus eliminating any further Company matching for employee deferrals as well. Amounts deferred into the Energizer Common Stock Unit Fund, and vested matching deferrals, may be transferred to other investment options offered under the plan after specified restriction periods. At the time of termination of employment, or for directors, at the time of termination of service on the Board, or at such other time for distribution, which may be elected in advance by the participant, the number of equivalents then vested and credited to the participant's account is determined and an amount in cash equal to the estimated fair value of an equivalent number of shares of ENR stock is paid to the participant. This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $33.0, $44.9, and $37.3 for the years ended September 30, 2013, 2012 and 2011, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $12.3, $16.8, and $13.9 for the years ended September 30, 2013, 2012 and 2011, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

As of September 30, 2013, the aggregate intrinsic value of stock options outstanding and stock options exercisable were each $7.6. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2013, 2012 and 2011 was $15.7, $3.4, and $8.3, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards have been granted since October 2009.

As of September 30, 2013, there are no unrecognized compensation costs related to stock options granted. For outstanding non-qualified stock options, the weighted-average remaining contractual life is 4.2 years.

The following table summarizes non-qualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2012	0.64	$51.59
Canceled	(0.02)	31.95
Exercised	(0.38)	47.38
Outstanding on September 30, 2013	0.24	$59.57
Exercisable on September 30, 2013	0.24	$59.57

Restricted Stock Equivalents (RSE)

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

In October 2010, the Company granted RSE awards to certain employees which included approximately 313,300 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives totaling approximately 289,000 shares which vested as follows: 1) 30% of the total restricted stock equivalents granted, or approximately 85,300, net of forfeitures, vested on the third anniversary of the date of grant; 2) approximately 58,800 shares vested on November 5, 2013 based on the Company’s compound annual growth rate for earnings per share as defined in the incentive plan (EPS CAGR) for the three year period ended on September 30, 2013. Under the terms of the performance award, 36.9% of the performance grant vested based on a 6.95% three year EPS CAGR.

In November 2010, the Company granted two RSE awards to executive officers totaling approximately 159,600 shares which vested as follows: 1) 30% of the total restricted stock equivalents granted, or approximately 47,900, net of forfeitures, vested on the third anniversary of the date of grant; 2) approximately 32,700 shares vested on November 5, 2013 based on the Company’s compound annual growth rate for earnings per share as defined in the incentive plan (EPS CAGR) for the three year period ended on September 30, 2013. Under the terms of the performance award, 36.9% of the performance grant vested based on a 6.95% three year EPS CAGR.

In November 2011, the Company granted RSE awards to certain employees which included approximately 310,000 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to key executives. One grant includes approximately 130,700 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control. The second grant includes approximately 305,000 shares which vests on the date that the Company publicly releases its earnings for its 2014 fiscal year contingent upon the Company’s EPS CAGR for the three year period ending on September 30, 2014. Under the terms of the award, 100% of the grant vests if an

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

EPS CAGR of at least 12% is achieved, with smaller percentages vesting if the Company achieves an EPS CAGR between 5% and 12%. In addition, the terms of the performance awards provide that the awards vest upon death, disability and in some instances upon change of control and potential pro rata vesting for retirement based on age and service requirements. The total performance award expected to vest is being amortized over the vesting period.

In December 2012, the Company granted RSE awards to a group of key employees which included approximately 188,300 shares that vest ratably over four years or upon death or change of control. At the same time, the Company granted two RSE awards to a group of key executives. One grant includes approximately 94,100 shares and vests, in most cases, on the third anniversary of the date of grant or upon death or change of control. The second grant includes approximately 205,600 shares, which vests on the date that the Company publicly releases its earnings for its 2015 fiscal year, contingent upon achievement of performance targets with respect to adjusted cumulative earnings before interest taxes depreciation and amortization (EBITDA) and adjusted return on invested capital, weighted equally, and subject to adjustment based on relative total shareholder return during the three year performance period based on a relevant group of industrial and consumer goods companies. In addition, the terms of the performance awards provide that the awards vest upon death and in some instances upon change of control and potential pro rata vesting for retirement based on age and service requirements. The total performance awards expected to vest will be amortized over the vesting period. The closing stock price on the date of the grant used to determine the award estimated fair value was $81.45. The awards that are contingent upon achievement of performance targets have a 7% fair value premium to the closing stock price on the date of the grant based on a simulation of outcomes under the relative total shareholders' return metric required by the Accounting Standards Codification ("ASC") section 718.

In November 2013, which is fiscal 2014, the Company granted RSE awards to a group of key employees which included approximately 179,800 shares that vest ratably over four years or upon death or change of control. At the same time, the Company granted two RSE awards to a group of key executives. One grant includes approximately 39,800 shares and vests, in most cases, on the third anniversary of the date of grant or upon death or change of control. The second grant includes approximately 238,600 shares, which vests on the date that the Company publicly releases its earnings for its 2016 fiscal year, contingent upon achievement of performance targets with respect to adjusted cumulative earnings before interest taxes depreciation and amortization (EBITDA) and adjusted return on invested capital, weighted equally, and subject to adjustment based on relative total shareholder return during the three year performance period based on a relevant group of industrial and consumer goods companies. In addition, the terms of the performance awards provide that the awards vest upon death and in some instances upon change of control and potential pro rata vesting for retirement based on age and service requirements. The total performance awards expected to vest will be amortized over the vesting period. The closing stock price on the date of the grant used to determine the award estimated fair value was $101.56. The awards that are contingent upon achievement of performance targets will have a fair value premium added or subtracted to the closing stock price on the date of the grant based on a simulation of outcomes under the relative total shareholders' return metric required by the Accounting Standards Codification ("ASC") section 718.

The Company records estimated expense for the performance based grants based on target achievement of performance metrics for the three year period for each respective program unless evidence exists that achievement above or below target for the applicable performance metric is more likely to occur. The estimated fair value of the award is determined using the closing share price of the Company's common stock on the date of the grant.

The following table summarizes RSE activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Grant Date Estimated Fair Value
Nonvested RSE at October 1, 2012	1.96	$70.38
Granted	0.50	84.33
Vested	(0.62)	67.92
Canceled	(0.20)	69.10
Nonvested RSE at September 30, 2013	1.64	$75.75

As of September 30, 2013, there was an estimated $47.8 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.1 years. The amount recognized may vary as

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

vesting for a portion of the awards depends on the achievement of the established performance targets. The weighted-average estimated fair value for RSE granted in fiscal 2013, 2012 and 2011 was $84.3, $70.3, and $74.9, respectively. The estimated fair value of RSE vested in fiscal 2013, 2012 and 2011 was $46.7, $29.3, and $25.3, respectively.

(9) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.

In the first quarter of fiscal 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned at that date by active participants under the legacy Energizer U.S. pension plans will be frozen and future service benefits will no longer be accrued under these retirement programs. For the twelve months ended September 30, 2013, the Company recorded a non-cash, pre-tax curtailment gain of $37.4 as a result of this plan change.

In the fourth quarter of fiscal 2013, the Company finalized and communicated a decision to discontinue certain post-retirement medical and life insurance benefits. The communication was provided to all eligible participants of the impacted plans and advised that the Company would discontinue all benefits associated with the impacted plans effective December 31, 2013. As a result of this action, the Company recorded a non-cash, pre-tax gain of $70.2 in the fourth fiscal quarter of 2013. The gains represent the combined effect of the acceleration of a prior service cost credit and other gains and the elimination of the majority of the post-retirement benefit liability.

The combined impact of the non-cash gains associated with the pension and other post-retirement benefit changes noted above, which was $107.6 pre-tax, was reported on a separate line item in the Consolidated Statement of Earnings and Comprehensive Income.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2013	2012	2013	2012
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$1,396.9	$1,261.5	$39.7	$50.5
Service cost	27.1	26.7	0.4	0.5
Interest cost	48.5	55.8	1.4	2.3
Plan participants' contributions	0.3	0.4	2.8	5.6
Actuarial loss/(gain)	(68.5)	124.1	(0.2)	(2.9)
Benefits paid, net	(87.4)	(71.7)	(5.8)	(8.1)
Plan amendments	—	—	(3.3)	(8.9)
Plan curtailments	(6.0)	—	(25.2)	—
Plan settlements	(6.4)	—	—	—
Foreign currency exchange rate changes	3.8	0.1	(0.4)	0.7
Projected Benefit Obligation at end of year	$1,308.3	$1,396.9	$9.4	$39.7
Change in Plan Assets
Estimated fair value of plan assets at beginning of year	$937.2	$815.0	$0.4	$0.7
Actual return on plan assets	103.9	125.9	—	—
Company contributions	66.1	63.2	2.6	2.2
Plan participants' contributions	0.3	0.4	2.8	5.6
Plan settlements	(6.4)	—	—	—
Benefits paid	(87.4)	(71.7)	(5.8)	(8.1)
Foreign currency exchange rate changes	(1.4)	4.4	—	—
Estimated fair value of plan assets at end of year	$1,012.3	$937.2	$—	$0.4
Funded status at end of year	$(296.0)	$(459.7)	$(9.4)	$(39.3)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

	September 30,
	Pension		Postretirement
	2013	2012	2013	2012
Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets	$13.6	$3.8	$—	$—
Current liabilities	(6.6)	(7.9)	(1.7)	(2.4)
Noncurrent liabilities	(303.0)	(455.6)	(7.7)	(36.9)
Net amount recognized	$(296.0)	$(459.7)	$(9.4)	$(39.3)
Amounts Recognized in Accumulated Other Comprehensive Loss
Net loss/(gain)	$269.5	$411.4	$(2.2)	$(24.9)
Prior service cost/(credit)	0.5	(37.1)	0.1	(26.5)
Net amount recognized, pre-tax	$270.0	$374.3	$(2.1)	$(51.4)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Changes recognized in other comprehensive income for the year ended September 30, 2013 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss
Prior service cost from plan recent amendment	$—	$(3.3)
Net gain/loss arising during the year	(111.0)	0.4
Effect of exchange rates	0.2	0.1
Amounts recognized as a component of net periodic benefit cost
Amortization or curtailment recognition of prior service credit	37.6	29.9
Amortization or settlement recognition of net gain/loss	(31.1)	22.6
Total recognized in other comprehensive income	$(104.3)	$49.7

The Company expects to contribute $31.1 to its pension plans and $1.7 to its postretirement plans in fiscal 2014.

The Company’s expected future benefit payments are as follows:

For The Years Ending September 30,
	Pension	Postretirement
2014	$79.7	$1.7
2015	$81.9	$0.3
2016	$85.2	$0.3
2017	$86.3	$0.4
2018	$90.5	$0.4
2019 to 2023	$458.5	$2.0

The accumulated benefit obligation for defined benefit pension plans was $1,280.3 and $1,365.3 at September 30, 2013 and 2012, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,
	2013	2012
Projected benefit obligation	$1,178.1	$1,270.1
Accumulated benefit obligation	$1,162.6	$1,254.0
Estimated fair value of plan assets	$868.5	$810.0

Pension plan assets in the U.S. plan represent approximately 80% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are approximately: (a) equities, including U.S. and foreign: 65%, (b) debt securities, including U.S. bonds: 31% and (c) other: 4%. Actual allocations at September 30, 2013 approximated these targets. The U.S. plan held no shares of ENR stock at September 30, 2013. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table presents pension and postretirement expense:

	FOR THE YEARS ENDED SEPTEMBER 30,
	Pension			Postretirement
	2013	2012	2011	2013	2012	2011
Service cost	$27.1	$26.7	$28.9	$0.4	$0.5	$0.5
Interest cost	48.5	55.8	55.9	1.4	2.3	2.7
Expected return on plan assets	(67.4)	(63.0)	(63.3)	—	—	—
Amortization of unrecognized prior service cost	(0.2)	(5.5)	(5.6)	(3.7)	(2.6)	(2.7)
Amortization of unrecognized transition asset	—	—	0.2	—	—	—
Recognized net actuarial loss/(gain)	28.9	20.3	14.5	(2.0)	(2.1)	(1.3)
Curtailment/other (gain)/loss recognized	(37.4)	—	0.9	(72.2)	—	—
Special termination benefits recognized	—	—	9.6	—	—	—
Settlement loss recognized	2.2	2.0	5.2	—	—	—
Net periodic benefit cost	$1.7	$36.3	$46.3	$(76.1)	$(1.9)	$(0.8)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2014, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$(18.6)	$0.1
Prior service cost	$(0.3)	$—

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2013	2012	2013	2012
Plan obligations:
Discount rate	4.3%	3.6%	4.9%	3.9%
Compensation increase rate	2.5%	2.5%	N/A	N/A
Net periodic benefit cost:
Discount rate	3.6%	4.6%	3.9%	4.8%
Expected long-term rate of return on plan assets	7.3%	7.3%	3.0%	3.0%
Compensation increase rate	2.5%	2.7%	N/A	N/A

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described above. Specifically, for the U.S., which constitutes over 80% of our total assets, the expected return on equities is approximately 9.3%, and the expected return on debt securities (including government and corporate bonds) is approximately 4.3%.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table sets forth the estimated fair value of the Company’s pension assets as of September 30, 2013 and 2012 segregated by level within the estimated fair value hierarchy. Refer to Note 14 of the Notes to Consolidated Financial Statements for further discussion on the estimated fair value hierarchy and estimated fair value principles.

	2013 Pension Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$259.7	$91.4	$351.1
International Equity	17.5	292.0	309.5
DEBT
U.S. Gov't	—	253.5	253.5
Other Gov't	—	25.2	25.2
Corporate	—	29.4	29.4
CASH & CASH EQUIVALENTS	1.7	36.1	37.8
OTHER	—	5.8	5.8
TOTAL	$278.9	$733.4	$1,012.3

	2012 Pension Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$259.1	$51.9	$311.0
International Equity	15.3	248.3	263.6
DEBT
U.S. Gov't	—	294.8	294.8
Other Gov't	—	8.8	8.8
Corporate	—	49.2	49.2
CASH & CASH EQUIVALENTS	1.3	—	1.3
OTHER	—	8.5	8.5
TOTAL	$275.7	$661.5	$937.2

In addition to the pension plan assets detailed above, the Company had no postretirement assets at September 30, 2013 and $0.4 of postretirement assets at September 30, 2012, which were classified as Level 1.

There were no Level 3 pension and other postretirement plan assets at September 30, 2013 and 2012.

Our investment objective for defined benefit retirement plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as a fixed income investments. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income investments help dampen the volatility of the overall portfolio. Risk exposure is controlled by re-balancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

(10) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to the vast majority of U.S. employees. The Company matches 50% of participant’s before-tax contributions up to 6% of eligible compensation. As a result of the freezing of the U.S. pension plan, effective January 1, 2014 the Company will match 100% of participant’s before-tax contributions up to 6% of eligible compensation. Amounts charged to expense during fiscal 2013, 2012, and 2011 were $9.3, $9.3, and $9.2, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings and Comprehensive Income.

(11) Debt

Notes payable at September 30, 2013 and 2012 consisted of notes payable to financial institutions with original maturities of less than one year of $99.0 and $162.4, respectively, and had a weighted-average interest rate of 2.5% and 2.2%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2013	2012
Private Placement, fixed interest rates ranging from 5.2% to 6.6%, due 2013 to 2017	$1,040.0	$1,165.0
Senior Notes, fixed interest rate of 4.7%, due 2021	600.0	600.0
Senior Notes, fixed interest rate of 4.7%, due 2022, net of discount	498.8	498.6
Term Loan, repaid in December 2012	—	106.5
Total long-term debt, including current maturities	2,138.8	2,370.1
Less current portion	140.0	231.5
Total long-term debt	$1,998.8	$2,138.6

The Company’s total borrowings were $2,237.8 at September 30, 2013, including $99.0 tied to variable interest rates. The Company maintains total debt facilities of $2,687.8. The Company's Amended and Restated Revolving Credit Agreement, which matures in 2016, currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450 at September 30, 2013. We had no outstanding borrowings under our revolving credit facility, and $438.5 remains available as of September 30, 2013, taking into account outstanding borrowings and $11.5 of outstanding letters of credit.

Under the terms of the Company’s credit agreement, the ratio of the Company’s indebtedness to its earnings before interest taxes depreciation and amortization (EBITDA), as defined in the agreements and detailed below, cannot be greater than 4.0 to 1, and may not remain above 3.5 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.5 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.5 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, indebtedness to EBITDA may not be greater than 4.0 to 1; if the ratio is above 3.5 to 1, for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.5 to 1. In addition, under the credit agreement, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreement, to total interest expense must exceed 3.0 to 1. The Company’s ratio of indebtedness to its EBITDA was 2.3 to 1, and the ratio of its EBIT to total interest expense was 5.7 to 1, as of September 30, 2013. These ratios are impacted by pre-tax cash charges associated with restructuring activities as such charges reduce both EBITDA and EBIT as defined in the agreement. The ratios at September 30, 2013 were somewhat negatively impacted by a portion of the pre-tax charges associated with the 2013 restructuring as such charges, exclusive of those considered non-cash, reduced EBITDA as defined in the agreement. We expect the ratios to be somewhat negatively impacted in the near term due to anticipated cash restructuring charges, but we expect to remain in full compliance with the debt covenant ratios. In addition to the financial covenants described above, the credit agreement and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreement or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Under the credit agreement, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

certain non-cash charges such as stock award amortization and asset write-offs including, but not limited to, the impairment and accelerated depreciation associated with the 2013 restructuring, to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Advances under the Company's existing receivables securitization program, as amended, may not exceed $200, are not considered debt for purposes of the Company’s debt compliance covenants, but are included in total debt on the balance sheet. At September 30, 2013 and 2012, $78.0 and $140.0, respectively, was outstanding under this facility.

In fiscal 2012, the Company issued $500.0 aggregate principal amount of 4.70% senior notes due in May 2022 with interest payable semi-annually in May and November (the "2012 Notes"). The net proceeds of $495 were used to repay existing indebtedness including approximately $335 of our term loan, which matured in December 2012, $100 of private placement notes, which matured in June 2012, and a portion of our outstanding balance under our receivables securitization program. The 2012 Notes contain the same provisions as the senior notes issued in 2011 and described below.

In fiscal 2011, the Company issued $600.0 aggregate principal amount of senior, unsecured notes with interest paid semi-annually in May and November at an annual fixed interest rate of 4.70% (the "2011 Notes"). The 2011 Notes mature in May 2021, and are guaranteed by all of our existing and future subsidiaries that are guarantors under any of our credit agreements or other indebtedness, and such subsidiaries will remain guarantors of the 2011 Notes for as long as they remain a guarantor on other indebtedness. The 2011 Notes are redeemable at our option from time to time in accordance with the optional redemption provisions of the notes, including potential make-whole premiums. In addition, upon the occurrence of a change in control, the holders of the 2011 Notes have the right to require the Company to repurchase all or a portion of the notes at a specified redemption price. The 2011 Notes also contain certain limitations regarding the merger, consolidation or sale of the Company's assets.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2013 are as follows for the fiscal years’ noted: $140.0 in 2014, $230.0 in 2015, $210.0 in 2016, $150.0 in 2017, $310.0 in 2018 and $1,100.0 thereafter. At this time, the Company intends to repay only scheduled debt maturities over the course of the next fiscal year with the intent to preserve committed liquidity.

(12) Preferred Stock

The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2013, there were no shares of preferred stock outstanding.

(13) Shareholders’ Equity

At September 30, 2013, there were 300 million shares of ENR stock authorized, of which approximately 0.3 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 1.8 million shares were reserved for issuance under the 2009 Incentive Stock Plan.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. In April 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaced a prior stock repurchase authorization, which was approved in July 2006. The Company did not repurchase any shares of the Company's common stock, other than a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, during the twelve months ended September 30, 2013. The Company has approximately six million shares remaining under the above noted Board authorization to repurchase its common stock in the future. Future share repurchases, if any, would be made on the open market, privately negotiated transactions or otherwise, in such amounts and at such times as the Company deems appropriate based upon prevailing market conditions, business needs and other factors.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

For the twelve months ended September 30, 2013, total dividends declared to shareholders were $108.1 of which $105.6 were paid.

Subsequent to the end of fiscal 2013, on November 4, 2013, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2014 of $0.50 per share of Common Stock, which will be paid on December 17, 2013 and is expected to be approximately $31.

On June 4, 2013, the Company retired approximately 43 million shares of its treasury stock. These shares are now authorized but unissued. In accordance with ASC section 505, the treasury stock retirement resulted in a reduction of the following on the Company's Consolidated Balance Sheet: treasury stock by $2,146.5, common stock by $0.4 and retained earnings by $2,146.1. There was no effect on the Company's total shareholders' equity as a result of the retirement.

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 20.0%, 20.3% and 19.5% of total net sales in fiscal 2013, 2012 and 2011, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of $80.2 at September 30, 2013. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2013 and 2012 as well as the Company’s objectives and strategies for holding these derivative instruments.

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, the Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At September 20, 2013, there were no open derivative or hedging instruments for future purchases of raw materials or commodities.

Foreign Currency Risk A significant portion of the Company’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar, results in margin declines unless mitigated through pricing actions, which are not always available due to the economic or competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. As a result, the Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to short term currency fluctuations. The Company’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the Japanese yen, the British pound, the Canadian dollar and the Australian dollar as their local currencies. At September 30, 2013 and 2012, the Company had an unrealized pre-tax gain on these forward currency contracts accounted for as cash flow hedges of $1.5 and an unrealized pre-tax loss of $5.9, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2013 levels, over the next twelve months, approximately $1.9 of the pre-tax gain included in Accumulated other comprehensive loss will be included in earnings. Contract maturities for these hedges extend into fiscal year 2014. There were 80 open contracts at September 30, 2013 with a total notional value of approximately $339.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Interest Rate Risk Through December 2012, the Company had specific interest rate risk with respect to interest expense on the Company's term loan, which was repaid in full by the end of the first quarter of fiscal 2013. As a result, the interest rate swap agreement in place to hedge this specific risk was settled on November 30, 2012 at a $0.3 loss. This loss was included in interest expense in the Consolidated Statements of Earnings and Comprehensive Income. At September 30, 2013, the Company had $99.0 of variable rate debt outstanding, which was primarily outstanding borrowings under the Company's receivable securitization program.

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

In addition, the Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange losses or gains on the underlying exposures; thus, they are not subject to significant market risk. There were 13 open foreign currency derivative contracts which are not designated as cash flow hedges at September 30, 2013 with a total notional value of approximately $118.

The following table provides estimated fair values as of September 30, 2013 and 2012, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2013 and 2012, respectively.

	At September 30, 2013	For the Year Ended September 30, 2013
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset(Liability) (1) (2)	Gain/(Loss) Recognized in OCI(3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$1.5	$18.1	$10.7
Interest rate contracts	—	—	(0.3)
Total	$1.5	$18.1	$10.4

	At September 30, 2012	For the Year Ended September 30, 2012
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset(Liability) (1) (2)	Gain/(Loss) Recognized in OCI(3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$(5.9)	$(10.0)	$(0.8)
Commodity contracts	—	—	(6.0)
Interest rate contracts	(0.3)	2.7	(1.7)
Total	$(6.2)	$(7.3)	$(8.5)

(1)	All derivative assets are presented in other current assets or other assets.

(2)	All derivative liabilities are presented in other current liabilities or other liabilities.

(3)	OCI is defined as other comprehensive income.

(4)
Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts and ineffective commodity contract in other financing items, net, effective commodity contracts in Cost of products sold.

(5)
Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk. The ineffective portion for foreign currency and interest rate contracts recognized in income was insignificant to the twelve months ended September 30, 2013. In September 2012, the Company discontinued hedge accounting treatment for its zinc contracts as the contracts no longer correlated to the underlying zinc exposure being hedged. Included within the net loss above is a $1.6 gain for the ineffective portion that was de-designated and reclassified from OCI into income at September 30, 2012. This gain has been included in the table below for derivatives not designated as cash flow hedges.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

The following table provides estimated fair values as of September 30, 2013 and 2012, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2013 and 2012, respectively.

	At September 30, 2013	For the Year Ended September 30, 2013
Derivatives not designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability)	Gain/(Loss) Recognized in Income (1)
Share option	$7.7	$15.5
Commodity contracts (2)	—	(1.9)
Foreign currency contracts	(3.2)	4.9
Total	$4.5	$18.5

	At September 30, 2012	For the Year Ended September 30, 2012
Derivatives not designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability)	Gain/(Loss) Recognized in Income (1)
Share option	$2.5	$6.1
Commodity contracts (2)	1.6	1.6
Foreign currency contracts	(0.7)	(1.9)
Total	$3.4	$5.8
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

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company’s financial assets and liabilities, which are carried at fair value, as of September 30, 2013 and 2012 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2
	September 30,
	2013	2012
Assets/(Liabilities) at estimated fair value:
Deferred Compensation	$(167.6)	$(161.6)
Derivatives - Foreign Currency contracts	(1.7)	(6.6)
Derivatives - Commodity contracts	—	1.6
Derivatives - Interest rate contracts	—	(0.3)
Share Option	7.7	2.5
Total Liabilities at estimated fair value	$(161.6)	$(164.4)

At September 30, 2013 and 2012, the Company had no level 1 or level 3 financial assets or liabilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

See Note 8 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.
At September 30, 2013 and 2012, the fair market value of fixed rate long-term debt was $2,262.3 and $2,438.0, respectively, compared to its carrying value of $2,138.8 and $2,263.6, respectively. The book value of the Company’s variable rate debt approximates estimated fair value. The estimated fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of fixed rate long-term debt has been determined based on level 2 inputs.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash and cash equivalents and short-term borrowings have been determined based on level 2 inputs.

At September 30, 2013, the estimated fair value of foreign currency contracts and the Company's share option as described above is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. The estimated fair value of the Company's unfunded deferred compensation liability is determined based upon the quoted market prices of the Energizer Common Stock Unit Fund as well as other investment options that are offered under the plan.

Venezuela Currency Risk See Note 4 of the Notes to Consolidated Financial Statements for further information on Venezuela currency risk.

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

Accrued environmental costs at September 30, 2013 were $19.3, of which $4.7 is expected to be spent in fiscal 2014. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

Certain of the Company’s products are subject to regulation by the United States Food and Drug Administration (FDA), including feminine care and sun care products.

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

(16) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $29.4, $30.8 and $32.6 in fiscal 2013, 2012 and 2011, respectively. Future minimum rental commitments under non-cancellable operating leases in effect as of September 30, 2013, were $28.9 in fiscal 2014, $21.9 in fiscal 2015, $17.4 in fiscal 2016, $16.1 in fiscal 2017, $15.1 in fiscal 2018 and $30.6 thereafter. These leases are primarily for office facilities.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

(17) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2013	2012
Inventories
Raw materials and supplies	$95.2	$100.7
Work in process	150.2	141.2
Finished products	370.9	430.5
Total inventories	$616.3	$672.4
Other Current Assets
Miscellaneous receivables	$56.7	$81.5
Deferred income tax benefits	211.7	207.0
Prepaid expenses	87.5	90.0
Value added tax collectible from customers	57.6	53.5
Share option	7.7	2.5
Income tax receivable	31.1	—
Other	20.9	20.5
Total other current assets	$473.2	$455.0
Property, plant and equipment
Land	$39.1	$39.0
Buildings	283.9	278.2
Machinery and equipment	1,799.2	1,775.7
Construction in progress	63.7	75.6
Total gross property	2,185.9	2,168.5
Accumulated depreciation	(1,430.3)	(1,320.0)
Total property, plant and equipment, net	$755.6	$848.5
Other Current Liabilities
Accrued advertising, sales promotion and allowances	$100.3	$70.1
Accrued trade allowances	93.1	101.4
Accrued salaries, vacations and incentive compensation	112.0	115.9
Income taxes payable	—	25.2
Returns reserve	49.8	52.8
2013 restructuring reserve	20.6	2.8
Other	198.2	220.2
Total other current liabilities	$574.0	$588.4
Other Liabilities
Pensions and other retirement benefits	$315.9	$506.0
Deferred compensation	167.8	161.9
Deferred income tax liabilities	541.7	455.0
Other non-current liabilities	86.2	92.7
Total other liabilities	$1,111.6	$1,215.6

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Allowance for Doubtful Accounts	2013	2012	2011
Balance at beginning of year	$15.9	$15.9	$13.2
Impact of acquisition	—	—	0.8
Provision charged to expense, net of reversals	(0.3)	2.2	4.6
Write-offs, less recoveries, translation, other	0.4	(2.2)	(2.7)
Balance at end of year	$16.0	$15.9	$15.9

Income Tax Valuation Allowance	2013	2012	2011
Balance at beginning of year	$11.9	$12.6	$11.0
Provision charged to expense	0.5	—	11.4
Reversal of provision charged to expense	(0.2)	(0.8)	(4.6)
Write-offs, translation, other	(2.7)	0.1	(5.2)
Balance at end of year	$9.5	$11.9	$12.6

Supplemental Disclosure of Cash Flow Information	2013	2012	2011
Interest paid, including cost of early debt retirement	$126.5	$117.5	$141.8
Income taxes paid	$142.2	$113.0	$206.4

(18) Segment Information

Operations for the Company are managed via two segments - Personal Care (wet shave, skin care, feminine care and infant care) and Household Products (battery and portable lighting products). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring initiatives including the 2013 restructuring detailed below, acquisition integration or business realignment activities, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

The Company's operating model includes a combination of stand-alone and combined business functions between the Personal Care and Household Products businesses, varying by country and region of the world. Shared functions include product warehousing and distribution, various transaction processing functions, and in some countries, a combined sales force and management. The Company applies a fully allocated cost basis, in which shared business functions are allocated between the segments. Such allocations are estimates, and also do not represent the costs of such services if performed on a stand-alone basis.

For the fiscal year ended September 30, 2013, the Company recorded $139.3 in restructuring charges related to its 2013 restructuring. The 2013 restructuring charges were reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $5.2, for the twelve months ended September 30, 2013, associated with certain information technology enablement activities related to our restructuring initiatives were included in SG&A on the Consolidated Statement of Earnings and Comprehensive Income. Also, pre-tax costs of $6.1, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring, were included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring initiative. In fiscal 2012 the Company recored $7.3 of costs associated with consulting activities related to the 2013 restructuring plan. See Note 3 of the Notes to Consolidated Financial Statements.

In fiscal 2013, the Company approved and communicated changes to certain pension and post-retirement benefits. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan will be frozen and future service benefits will no longer be accrued under this retirement program. Additionally, and also effective on December 31, 2013, certain post-retirement medical and life insurance benefits will be terminated. As a result of these actions, the Company recorded pre-tax pension and post-retirement benefit gains of $107.6 for the twelve months ended September 30,

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

2013. The collective gain resulting from these actions was reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. See Note 9 of the Notes to Consolidated Financial Statements.

For the fiscal year ended September 30, 2012, our prior Household Products restructuring activities generated pre-tax income of $6.8, which was driven by the gain on the sale of our former battery manufacturing facility in Switzerland. This plant was closed in fiscal 2011. This gain was partially offset by $6.0 of additional restructuring costs in fiscal 2012. These costs, net of the gain on the sale of the former manufacturing facility in fiscal 2012, are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income. For the fiscal year ended September 30, 2011, the prior Household Products Restructuring initiatives resulted in pre-tax expense of $79.0, which was also recorded as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income. See Note 3 of the Notes to Consolidated Financial Statements.

In fiscal 2013 and fiscal 2011, the Company recorded expense of $6.3 and $1.8, respectively, related to the devaluation of Venezuelan Bolivar Fuerte to the U.S. dollar. These impacts, which are included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income, are not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and spending remain part of reported segment totals. See Note 4 of the Notes to Consolidated Financial Statements.

In fiscal 2011, the Company completed the issuance of $600.0 principal amount of 4.70% Senior Notes due May 2021, with interest paid semi-annually beginning November, 2011. The vast majority of the proceeds of the offering were used to repay existing indebtedness including the early redemption of certain private placement notes. The early retirement of the certain private placement notes resulted in the payment of "make whole" premiums totaling $19.9, pre-tax, which are reflected as a separate line item in the Consolidated Statement of Earnings as well as the reconciliation of segment results to total earnings before income taxes included in this footnote. See Note 11 of the Notes to Consolidated Financial Statements.

The presentation for inventory write-up, which was $7 in fiscal 2011 related to the write-up and subsequent sale of inventory acquired in the ASR transaction, acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table provides segment information for the years ended or at September 30 for the periods presented:

Net Sales	2013	2012	2011
Personal Care	$2,448.9	$2,479.5	$2,449.7
Household Products	2,017.1	2,087.7	2,196.0
Total net sales	$4,466.0	$4,567.2	$4,645.7

	2013	2012	2011
Personal Care	$475.2	$470.7	$408.4
Household Products	440.6	400.2	410.6
Total segment profit	915.8	870.9	819.0
General corporate and other expenses	(141.5)	(151.7)	(119.9)
2013 restructuring (1)	(150.6)	(7.3)	—
Net pension/post-retirement gains	107.6	—	—
Prior restructuring	—	6.8	(79.0)
Acquisition inventory valuation	—	—	(7.0)
ASR integration/transaction costs	(2.5)	(8.4)	(13.5)
Amortization of intangibles	(20.1)	(22.7)	(21.3)
Venezuela devaluation/other impacts	(6.3)	—	(1.8)
Cost of early debt retirements	—	—	(19.9)
Interest and other financing items	(134.5)	(122.2)	(150.6)
Total earnings before income taxes	$567.9	$565.4	$406.0

Depreciation and Amortization
Personal Care	$72.7	$82.0	$78.9
Household Products	53.3	54.7	63.5
Total segment depreciation and amortization	126.0	136.7	142.4
Corporate	61.4	25.5	38.9
Total depreciation and amortization	$187.4	$162.2	$181.3

Total Assets
Personal Care	$1,208.3	$1,278.4
Household Products	1,033.0	1,134.4
Total segment assets	2,241.3	2,412.8
Corporate	1,164.8	995.2
Goodwill and other intangible assets, net	3,311.3	3,323.2
Total assets	$6,717.4	$6,731.2

Capital Expenditures
Personal Care	$54.3	$58.3	$61.0
Household Products	17.8	38.1	36.6
Total segment capital expenditures	72.1	96.4	97.6
Corporate	18.5	14.6	0.4
Total capital expenditures	$90.6	$111.0	$98.0

(1) Includes pre-tax costs $5.2, for the twelve months ended September 30, 2013, associated with certain information technology and related activities, which are included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, this includes pre-tax costs of $6.1 for the twelve

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income.

Geographic segment information on a legal entity basis for the years ended September 30:

	2013	2012	2011
Net Sales to Customers
United States	$2,257.5	$2,355.0	$2,341.9
International	2,208.5	2,212.2	2,303.8
Total net sales	$4,466.0	$4,567.2	$4,645.7

Long-Lived Assets
United States	$503.5	$581.1
Germany	79.4	81.5
Singapore	86.9	89.8
Other International	167.9	133.0
Total long-lived assets excluding goodwill and intangibles	$837.7	$885.4

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.2% of the Company's total net sales in fiscal 2013, and 5.3% in 2012 and 2011, respectively. Net sales to customers in all other individual foreign countries represented less than 5% of the Company’s total net sales for each of the three years presented.

Supplemental product information is presented below for net sales for the years ended September 30:

	2013	2012	2011
Net Sales
Wet Shave	$1,619.0	$1,644.2	$1,598.1
Alkaline batteries	1,245.9	1,263.4	1,311.7
Other batteries and lighting products	771.2	824.3	884.3
Skin Care	429.0	430.2	425.6
Feminine Care	177.1	178.3	187.2
Infant Care	169.2	180.3	198.0
Other personal care products	54.6	46.5	40.8
Total net sales	$4,466.0	$4,567.2	$4,645.7

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

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

Fiscal 2013	First	Second	Third	Fourth
Net sales	$1,192.5	$1,095.9	$1,111.5	$1,066.1
Gross profit	561.6	530.7	510.4	501.6
Net earnings	129.8	84.9	87.2	105.1
Earnings per share:
Basic	$2.10	$1.37	$1.40	$1.69
Diluted	$2.07	$1.35	$1.38	$1.66

Items increasing/(decreasing) net earnings:
2013 restructuring (1)	$(30.7)	$(24.8)	$(19.1)	$(23.3)
Net pension/post-retirement gains	23.5	—	—	44.0
ASR integration/transaction costs	(0.6)	(0.4)	(0.1)	(0.5)
Other realignment/integration	(0.1)	(0.2)	0.1	(0.8)
Venezuela devaluation/other impacts	0.4	(6.3)	(0.2)	(0.2)
Adjustments to valuation allowances and prior years tax accruals	—	3.0	7.2	(1.9)

Fiscal 2012	First	Second	Third	Fourth
Net sales	$1,198.1	$1,101.8	$1,124.1	$1,143.2
Gross profit	564.5	517.2	528.8	527.4
Net earnings	143.8	77.9	70.2	117.0
Earnings per share:
Basic	$2.17	$1.19	$1.08	$1.86
Diluted	$2.15	$1.17	$1.06	$1.84

Items increasing/(decreasing) net earnings:
2013 restructuring	$—	$—	$—	$(4.6)
Prior restructuring	7.6	(1.2)	(0.4)	(0.3)
ASR integration/transaction costs	(0.9)	(1.5)	(1.5)	(1.3)
Other realignment/integration	—	(0.2)	(0.2)	(0.1)
Early termination of interest rate swap	—	—	(1.1)	—
Litigation provision	—	—	(8.5)	8.5
Adjustments to valuation allowances and prior years tax accruals	—	—	4.2	2.8

(1) Includes net of tax costs of $3.4 for the twelve months ended September 30, 2013, associated with certain information technology and related activities, which are included in SG&A on the Consolidated Statement of Earnings and Comprehensive Income. Additionally, this includes net of tax costs of $3.8, for the twelve months ended September 30, 2013, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in cost of products sold on the Consolidated Statement of Earnings and Comprehensive Income.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

(20) Guarantor and Non-Guarantor Financial Information

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

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2013
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$2,667.1	$2,367.8	$(568.9)	$4,466.0
Cost of products sold	—	1,585.7	1,345.2	(569.2)	2,361.7
Gross profit	—	1,081.4	1,022.6	0.3	2,104.3

Selling, general and administrative expense	—	405.9	419.1	—	825.0
Advertising and sales promotion expense	—	237.9	203.1	(1.1)	439.9
Research and development expense	—	98.8	0.2	—	99.0
2013 restructuring	—	107.9	31.4	—	139.3
Net pension/post-retirement gains	—	(107.6)	—	—	(107.6)
Interest expense/(income)	124.7	(0.3)	6.1	—	130.5
Intercompany interest (income)/expense	(122.6)	122.6	—	—	—
Other financing items, net	—	3.0	7.3	—	10.3
Intercompany service fees	—	14.1	(14.1)	—	—
Equity in earnings of subsidiaries	(409.8)	(276.4)	—	686.2	—
Earnings before income taxes	407.7	475.5	369.5	(684.8)	567.9
Income taxes	0.7	81.2	77.6	1.4	160.9
Net earnings	$407.0	$394.3	$291.9	$(686.2)	$407.0

Statement of Comprehensive Income:
Net earnings	$407.0	$394.3	$291.9	$(686.2)	$407.0
Other comprehensive income, net of tax	$44.9	$27.2	$16.4	$(43.6)	$44.9
Total comprehensive income	$451.9	$421.5	$308.3	$(729.8)	$451.9

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$2,773.5	$2,433.3	$(639.6)	$4,567.2
Cost of products sold	—	1,691.9	1,373.8	(636.4)	2,429.3
Gross profit	—	1,081.6	1,059.5	(3.2)	2,137.9

Selling, general and administrative expense	0.2	444.9	442.7	—	887.8
Advertising and sales promotion expense	—	249.9	200.7	(1.1)	449.5
Research and development expense	—	112.3	0.2	—	112.5
2013 restructuring	—	7.3	—	—	7.3
Prior restructuring	—	0.4	(7.2)	—	(6.8)
Interest expense/(income)	122.6	(0.5)	5.2	—	127.3
Intercompany interest (income)/expense	(119.5)	118.7	0.8	—	—
Other financing items, net	—	(0.5)	(4.5)	(0.1)	(5.1)
Intercompany service fees	—	12.8	(12.8)	—	—
Equity in earnings of subsidiaries	(414.3)	(315.1)	—	729.4	—
Earnings before income taxes	411.0	451.4	434.4	(731.4)	565.4
Income taxes	2.1	60.2	96.2	(2.0)	156.5
Net earnings	$408.9	$391.2	$338.2	$(729.4)	$408.9

Statement of Comprehensive Income:
Net earnings	$408.9	$391.2	$338.2	$(729.4)	$408.9
Other comprehensive loss, net of tax	$(37.1)	$(23.5)	$(28.0)	$51.5	$(37.1)
Total comprehensive income	$371.8	$367.7	$310.2	$(677.9)	$371.8

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2011
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$2,775.2	$2,444.5	$(574.0)	$4,645.7
Cost of products sold	—	1,658.4	1,418.4	(576.8)	2,500.0
Gross profit	—	1,116.8	1,026.1	2.8	2,145.7

Selling, general and administrative expense	—	420.4	435.7	—	856.1
Advertising and sales promotion expense	—	285.9	240.8	(2.7)	524.0
Research and development expense	—	108.2	0.1	—	108.3
Prior restructuring	—	3.0	76.0	—	79.0
Interest expense/(income)	137.1	(2.4)	6.6	—	141.3
Intercompany interest (income)/expense	(134.5)	133.7	0.8	—	—
Other financing items, net	—	2.0	29.0	—	31.0
Intercompany service fees	—	10.6	(10.6)	—	—
Equity in earnings of subsidiaries	(271.2)	(153.6)	—	424.8	—
Earnings before income taxes	268.6	309.0	247.7	(419.3)	406.0
Income taxes	7.4	64.6	71.1	1.7	144.8
Net earnings	$261.2	$244.4	$176.6	$(421.0)	$261.2

Statement of Comprehensive Income:
Net earnings	$261.2	$244.4	$176.6	$(421.0)	$261.2
Other comprehensive (loss)/income, net of tax	$(23.4)	$(20.9)	$28.3	$(7.4)	$(23.4)
Total comprehensive income	$237.8	$223.5	$204.9	$(428.4)	$237.8

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Balance Sheets (Condensed)
	September 30, 2013
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current Assets
Cash and cash equivalents	$8.0	$8.4	$981.9	$—	$998.3
Trade receivables, net (a)	—	11.8	468.8	—	480.6
Inventories	—	334.7	312.7	(31.1)	616.3
Other current assets	23.5	270.5	194.7	(15.5)	473.2
Total current assets	31.5	625.4	1,958.1	(46.6)	2,568.4
Investment in subsidiaries	7,007.5	1,920.7	—	(8,928.2)	—
Intercompany receivables, net (b)	—	4,258.8	260.1	(4,518.9)	—
Intercompany notes receivable (b)	2,180.3	4.5	—	(2,184.8)	—
Property, plant and equipment, net	—	474.7	280.9	—	755.6
Goodwill	—	1,104.9	370.9	—	1,475.8
Other intangible assets, net	—	1,629.5	206.0	—	1,835.5
Other noncurrent assets	10.2	13.4	58.5	—	82.1
Total assets	9,229.5	10,031.9	3,134.5	(15,678.5)	6,717.4

Current liabilities	184.4	421.3	572.5	(24.8)	1,153.4
Intercompany payables, net (b)	4,518.9	—	—	(4,518.9)	—
Intercompany notes payable (b)	—	2,180.3	4.5	(2,184.8)	—
Long-term debt	1,998.8	—	—	—	1,998.8
Other noncurrent liabilities	73.8	839.6	198.2	—	1,111.6
Total liabilities	6,775.9	3,441.2	775.2	(6,728.5)	4,263.8
Total shareholders' equity	2,453.6	6,590.7	2,359.3	(8,950.0)	2,453.6
Total liabilities and shareholders' equity	$9,229.5	$10,031.9	$3,134.5	$(15,678.5)	$6,717.4

(a) Trade receivables, net for the Non-Guarantors includes approximately $221.4 at September 30, 2013 of U.S. trade receivables sold from the Guarantors to Energizer Receivables Funding Corp ("ERF"), a 100% owned, special purpose subsidiary, which is a non-guarantor of the Notes. These receivables are used by ERF to securitize the borrowings under the Company's receivable securitization facility. The trade receivables are short-term in nature (on average less than 90 days). As payment of the receivable obligation is received from the customer, ERF remits the cash to the Guarantors in payment for the purchase of the receivables. Cost and expenses paid by ERF related to the receivable securitization facility are re-billed to the Guarantors by way of intercompany services fees.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Balance Sheets (Condensed)
	September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current Assets
Cash and cash equivalents	$4.0	$9.2	$705.3	$—	$718.5
Trade receivables, net (a) (c)	—	4.1	672.6	—	676.7
Inventories	—	341.4	362.1	(31.1)	672.4
Other current assets (c)	0.4	210.8	232.9	10.9	455.0
Total current assets	4.4	565.5	1,972.9	(20.2)	2,522.6
Investment in subsidiaries	6,552.5	1,760.8	—	(8,313.3)	—
Intercompany receivables, net (b)	—	4,249.9	168.6	(4,418.5)	—
Intercompany notes receivable (b)	2,413.3	22.4	11.0	(2,446.7)	—
Property, plant and equipment, net	—	553.1	295.4	—	848.5
Goodwill	—	1,104.9	364.6	—	1,469.5
Other intangible assets, net	—	1,646.8	206.9	—	1,853.7
Other noncurrent assets	12.4	9.7	14.8	—	36.9
Total assets	8,982.6	9,913.1	3,034.2	(15,198.7)	6,731.2

Current liabilities (c)	300.0	372.2	635.2	0.1	1,307.5
Intercompany payables, net (b)	4,418.5	—	—	(4,418.5)	—
Intercompany notes payable (b)	—	2,424.3	22.4	(2,446.7)	—
Long-term debt	2,138.6	—	—	—	2,138.6
Other noncurrent liabilities	56.0	954.7	204.9	—	1,215.6
Total liabilities	6,913.1	3,751.2	862.5	(6,865.1)	4,661.7
Total shareholders' equity	2,069.5	6,161.9	2,171.7	(8,333.6)	2,069.5
Total liabilities and shareholders' equity	$8,982.6	$9,913.1	$3,034.2	$(15,198.7)	$6,731.2

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2013
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow (used by)/from operating activities	$(14.3)	$317.1	$569.7	$(122.5)	$750.0
Cash Flow from Investing Activities
Capital expenditures	—	(53.9)	(36.7)	—	(90.6)
Proceeds from sale of assets	—	—	1.8	—	1.8
Proceeds from intercompany notes	231.5	17.6	11.0	(260.1)	—
Intercompany receivable/payable, net	—	(100.4)	(62.0)	162.4	—
Payment for equity contributions	—	(0.5)	—	0.5	—
Other, net	—	—	(0.3)	—	(0.3)
Net cash from/(used by) investing activities	231.5	(137.2)	(86.2)	(97.2)	(89.1)
Cash Flow from Financing Activities
Cash payments on debt with original maturities greater than 90 days	(231.5)	—	—	—	(231.5)
Net decrease in debt with original maturity days of 90 or less	—	(0.2)	(63.7)	—	(63.9)
Payments for intercompany notes	—	(242.5)	(17.6)	260.1	—
Proceeds from issuance of common stock	18.2	—	—	—	18.2
Excess tax benefits from share-based payments	5.3	—	—	—	5.3
Cash dividends paid	(105.6)	—	—	—	(105.6)
Intercompany receivable/payable, net	100.4	62.0	—	(162.4)	—
Proceeds for equity contribution	—	—	0.5	(0.5)	—
Payments for intercompany equity distributions	—	—	(122.5)	122.5	—
Net cash (used by)/from financing activities	(213.2)	(180.7)	(203.3)	219.7	(377.5)
Effect of exchange rate changes on cash	—	—	(3.6)	—	(3.6)
Net increase/(decrease) in cash and cash equivalents	4.0	(0.8)	276.6	—	279.8
Cash and cash equivalents, beginning of period	4.0	9.2	705.3	—	718.5
Cash and cash equivalents, end of period	$8.0	$8.4	$981.9	$—	$998.3

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from/(used by) operating activities	$87.4	$275.9	$327.4	$(59.1)	$631.6
Cash Flow from/(used by) Investing Activities
Capital expenditures	—	(73.4)	(37.6)	—	(111.0)
Proceeds from sale of assets	—	2.0	17.3	—	19.3
Proceeds from intercompany notes	441.0	2.8	—	(443.8)	—
Payments for intercompany notes	(498.6)	—	(5.0)	503.6	—
Intercompany receivable/payable, net	—	(358.4)	(105.0)	463.4	—
Proceeds from return of capital	—	0.7	—	(0.7)	—
Payment for equity contributions	—	(3.1)	—	3.1	—
Other, net	—	(1.1)	(2.1)	—	(3.2)
Net cash (used by)/from investing activities	(57.6)	(430.5)	(132.4)	525.6	(94.9)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days	498.6	—	—	—	498.6
Cash payments on debt with original maturities greater than 90 days	(441.0)	—	—	—	(441.0)
Payment of debt issue cost	(4.3)	—	—	—	(4.3)
Net (decrease)/increase in debt with original maturity days of 90 or less	—	(8.1)	109.0	—	100.9
Proceeds from intercompany notes	—	503.6	—	(503.6)	—
Payments for intercompany notes	—	(441.0)	(2.8)	443.8	—
Common stock purchased	(417.8)	—	—	—	(417.8)
Proceeds from issuance of common stock	3.0	—	—	—	3.0
Excess tax benefits from share-based payments	2.2	—	—	—	2.2
Dividends paid	(24.9)	—	—	—	(24.9)
Intercompany receivable/payable, net	358.4	105.0	—	(463.4)	—
Proceeds for equity contribution	—	—	3.1	(3.1)	—
Capital contribution	—	—	(0.7)	0.7	—
Payments for intercompany equity distributions	—	—	(59.1)	59.1	—
Net cash (used by)/from financing activities	(25.8)	159.5	49.5	(466.5)	(283.3)
Effect of exchange rate changes on cash	—	—	(6.1)	—	(6.1)
Net increase in cash and cash equivalents	4.0	4.9	238.4	—	247.3
Cash and cash equivalents, beginning of period	—	4.3	466.9	—	471.2
Cash and cash equivalents, end of period	$4.0	$9.2	$705.3	$—	$718.5

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2011
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from/(used by) operating activities	$5.5	$298.3	$232.8	$(124.1)	$412.5
Cash Flow from/(used by) Investing Activities
Capital expenditures	—	(55.4)	(42.6)	—	(98.0)
Proceeds from sale of assets	—	5.0	2.6	—	7.6
Acquisitions, net of cash acquired	(301.0)	11.1	22.8	—	(267.1)
Proceeds for intercompany notes	576.0	38.0	—	(614.0)	—
Payments for intercompany notes	(600.0)	—	—	600.0	—
Intercompany receivable/payable, net	—	(355.7)	(35.0)	390.7	—
Proceeds from return of capital	—	4.0	—	(4.0)	—
Payment for equity contributions	—	(12.8)	—	12.8	—
Other, net	—	(4.8)	(1.2)	—	(6.0)
Net cash (used by)/from investing activities	(325.0)	(370.6)	(53.4)	385.5	(363.5)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days	600.0	—	—	—	600.0
Cash payments on debt with original maturities greater than 90 days	(576.0)	—	—	—	(576.0)
Payment of debt issue cost	(7.6)	—	—	—	(7.6)
Net decrease in debt with original maturity days of 90 or less	—	15.1	30.6	—	45.7
Proceeds from intercompany notes	—	600.0	—	(600.0)	—
Payments for intercompany notes	—	(576.0)	(38.0)	614.0	—
Common stock purchased	(276.0)	—	—	—	(276.0)
Proceeds from issuance of common stock	8.2	—	—	—	8.2
Excess tax benefits from share-based payments	3.7	—	—	—	3.7
Intercompany receivable/payable, net	355.7	35.0	—	(390.7)	—
Proceeds for equity contribution	—	—	12.8	(12.8)	—
Capital contribution	—	—	(4.0)	4.0	—
Payments for intercompany equity distributions	—	—	(124.1)	124.1	—
Net cash from/(used by) financing activities	108.0	74.1	(122.7)	(261.4)	(202.0)
Effect of exchange rate changes on cash	—	—	(5.5)	—	(5.5)
Net (decrease)/increase in cash and cash equivalents	(211.5)	1.8	51.2	—	(158.5)
Cash and cash equivalents, beginning of period	211.5	2.5	415.7	—	629.7
Cash and cash equivalents, end of period	$—	$4.3	$466.9	$—	$471.2

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

(21) Subsequent Events

Acquisition of Feminine Care Brands
In October 2013, which is the first fiscal quarter of 2014, the Company acquired the Stayfree pad, Carefree liner and o.b. tampon feminine care brands in the U.S., Canada and the Caribbean from members of the Johnson & Johnson Family of Consumer Companies for an aggregate purchase price of $185 in cash. The acquisition was financed primarily with approximately $135 of available foreign cash for the estimated value of assets acquired in Canada including the Johnson & Johnson, Inc. manufacturing plant in Montreal, Canada, and approximately $50 of cash, primarily from borrowings under the Company's available debt facilities for the estimated value of assets acquired in the U.S. Liabilities assumed as a result of the acquisition are limited primarily to certain employee benefit obligations and are not expected to be material.

Forward looking estimates included in the Notes to Consolidated Financial Statements including, but not limited to, future estimates of intangible amortization, pension contributions, and lease payments do not include the impact of these recently acquired brands.