Form 10-K, Exhibit 13
period 2014-09-30
ENERGIZER HOLDINGS INC
filed 2014-11-18
CIK 1096752

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

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, statements regarding the planned spin-off of the Household Products business, the timing of any such spin-off, future company-wide or segment sales, earnings and earnings per share, investments, initiatives, capital expenditures, product launches, consumer trends, cost savings related to restructuring projects and the timing of such savings, improvements to working capital levels and the timing and savings associated with such improvements, the impact of price increases, advertising and promotional spending, the impact of foreign currency movements, category value and future growth in our businesses, and the successful integration of acquisitions. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “belief,” “estimate,” “plan,” "predict," “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

•	Whether the spin-off of the Household Products business is completed, as expected or at all, and the timing of any such spin-off;

•	Whether the legal and regulatory conditions to the spin-off can be satisfied;

•	Whether the operational, marketing and strategic benefits of the spin-off can be achieved;

•	Whether the costs and expenses of the spin-off can be controlled within expectations;

•	General market and economic conditions;

•	Market trends in the categories in which we operate;

•	The success of new products and the ability to continually develop and market new products;

•	Our ability to attract, retain and improve distribution with key customers;

•	Our ability to continue planned advertising and other promotional spending;

•
Our ability to timely execute strategic initiatives, including the planned spin-off of the Household Products business as well as restructurings, in a manner that will positively impact our financial condition and results of operations and does not disrupt our business operations;

•	The impact of strategic initiatives, including the planned spin-off of the Household Products business as well as restructurings, on our relationships with employees, customers and vendors;

•	Our ability to maintain and improve market share in the categories in which we operate despite heightened competitive pressure;

•	Our ability to improve operations and realize cost savings;

•	The impact of raw material and other commodity costs;

•	The impact of foreign currency exchange rates and currency controls, particularly in Venezuela and Argentina, as well as offsetting hedges;

•	The impact of change in accounting position as it relates to the selection of the applicable Venezuela translation rate;

•	Goodwill impairment charges resulting from declines in profitability or estimated cash flows related to intangible assets or market valuations for similar assets;

•	Our ability to acquire and integrate businesses, and to realize the projected results of acquisitions;

•	The impact of advertising and product liability claims and other litigation;

•	Compliance with debt covenants and maintenance of credit ratings as well as the impact of interest and principal repayment of our existing and any future debt; or

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

•	The impact of legislative or regulatory determinations or changes by federal, state and local, and foreign authorities, including taxing authorities.

In addition, other risks and uncertainties not presently known to us or that we consider immaterial could affect the accuracy of any such forward-looking statements. The list of factors above is illustrative, but by no means exhaustive. The risk factors set forth in this Annual Report on Form 10-K, in the section entitled "Risk Factors," could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Additional risks and uncertainties include those detailed from time to time in Energizer’s publicly filed documents.

Non-GAAP Financial Measures

While Energizer Holdings, Inc. reports financial results in accordance with accounting principles generally accepted in the U.S. ("GAAP"), this discussion includes certain non-GAAP financial measures. These non-GAAP measures, such as adjusted net earnings and adjusted net earnings per diluted share, which exclude such items as the costs associated with restructuring activities, spin-off related costs, acquisition and integration charges, the impact of gains resulting from changes in pension and post-retirement benefits, the devaluation of the Venezuela Bolivar Fuerte, certain tax items including adjustments to prior years' tax accruals and certain other items as outlined in the table below are not in accordance with, nor are they a substitute for, GAAP measures. In addition, other non-GAAP comparatives in this discussion include operating results, organic sales, gross margin and other comparison changes, excluding the impact of changes in foreign currency rates on a period over period basis versus the U.S. dollar. The Company believes these non-GAAP measures (which are accompanied by reconciliations to the comparable GAAP measures) provide a meaningful comparison to the corresponding reported period and assist investors in performing their analysis. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. Further, these non-GAAP measures may differ from similarly titled measures presented by other companies.

Company Overview

General
Energizer Holdings, Inc., incorporated in Missouri in 1999, is one of the world’s largest manufacturers and marketers of primary batteries, portable lighting and personal care products in the wet shave, skin care, feminine care and infant care product categories. On April 1, 2000, all of the outstanding shares of common stock of Energizer were distributed in a tax-free spin-off to shareholders of Ralston Purina Company. The Company employed approximately 12,500 colleagues globally at September 30, 2014 and had fiscal 2014 net sales of $4,447.7. The Company manufactures and/or packages products in more than a dozen countries and sells products throughout the world.

Operations for the Company are managed via two segments - Personal Care (wet shave, skin care, feminine care and infant care products) and Household Products (battery and portable lighting products).

The Company's two divisions have distinct priorities to deliver their strategic objectives. Personal Care is focused on maximizing sales and profit growth through innovation, product line extensions and share gains. Household Products is focused on stabilizing profitability in a challenging and declining battery category to deliver strong cash flows from its core battery and portable lights portfolio by building market share through distribution and investment in effective category fundamentals, driving consumer-led marketing innovation and optimizing its global cost structure. Both divisions continue to target improved working capital management as a key business objective.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

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
In feminine care, we market products under the Playtex brand, and in the U.S., Canada and the Caribbean, under the Stayfree, Carefree and o.b. brands. We offer plastic applicator tampons under the Playtex Gentle Glide and Playtex Sport brands. We also sell Playtex Personal Cleansing Cloths, a pre-moistened wipe for feminine hygiene as well as pads, liners and tampons under the Stayfree, Carefree and o.b. brands. The acquisition of the Stayfree pad, Carefree liner and o.b. tampon brands, in October 2013, has more than doubled the Company's reported sales of feminine care products as compared to fiscal 2013. This acquisition allows the Company to cross-promote and innovate across a wider spectrum in feminine hygiene and adds improved scale in the category in North America.
In infant care, we market a broad range of products including bottles, cups, and mealtime products under the Playtex brand name. We also offer a line of pacifiers, including the Ortho-Pro and Binky pacifiers. We believe our Playtex Diaper Genie brand of diaper disposal systems leads the U.S. diaper pail category. The Diaper Genie brand consists of the diaper pail unit and refill liners. The refill liners individually seal diapers in an odor-proof plastic film. We extended this technology, including the pail and odor-proof plastic film refills to the pet care category with the introduction of Litter Genie in late fiscal 2012, a product designed to provide a more convenient and effective way for cat owners to dispose of litter.
Energizer's Household Products division manufactures and markets one of the most extensive product portfolios in household batteries, specialty batteries and portable lighting. Energizer is the successor to over 100 years of expertise in the battery and portable lighting products industries. Its brand names, Energizer and Eveready, have worldwide recognition for quality and dependability, and are marketed and sold around the world.

In household batteries, we offer batteries using carbon zinc, alkaline, lithium and rechargeable technologies. These products are marketed and sold in the price, premium and performance segments. This allows us to penetrate a broad range of the market and meet most consumer needs. We distribute our portfolio of household and specialty batteries and portable lighting products through a global distribution network.

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

We use Energizer, Schick, Wilkinson Sword, Playtex, Edge, Skintimate, Personna, and, in the U.S. and Canada, Stayfree, Carefree and o.b. and the Energizer, Schick, Wilkinson Sword, Playtex, Edge, Skintimate, and, in the U.S. and Canada, Stayfree, Carefree and o.b. logos as our trademarks or those of our subsidiaries. Product names appearing throughout in italics are trademarks of Energizer Holdings, Inc. or its subsidiaries. This Annual Report also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.
Fiscal 2014 Summary
In fiscal 2014, the Company reported net earnings of $356.1 and earnings per diluted share of $5.69 (adjusted net earnings of $458.3 and adjusted net earnings per diluted share of $7.32 as shown in the reconciliation below, both of which are non-GAAP measures).
Following is a summary of key fiscal year 2014 results. All comparisons are to fiscal 2013, unless otherwise noted.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

•	Net earnings per diluted share of $5.69, down 12.1%; adjusted net earnings per diluted share of $7.32, up 5.2% (as shown in the below reconciliation);

•
Net sales down 0.4% (down 4.1% organically, as shown in the below reconciliation) due primarily to previously disclosed loss of distribution in two U.S. retail customers in Household Products (down 7.3% organically) and continued category softness and extensive competitive activity in Personal Care (down 1.4% organically);

•	Gross margin up 90 basis points as a percent of net sales on a reported basis driven by improvements realized from our 2013 restructuring project;

•
Selling, general and administrative expense (SG&A) as a percent of net sales increased 80 basis points versus prior year on a reported basis. SG&A as a percent of net sales decreased 50 basis points versus prior year exclusive of one-time unusual items (such as acquisition, integration, spin-off and restructuring related costs);

•
Average managed working capital (as defined) as a percent of net sales declined to 15.0% for fiscal 2014 as compared to 18.1% in fiscal 2013 and as compared to the fiscal 2011 baseline established at the beginning of the initiative of 22.9%. See "Liquidity and Capital Resources - Operating Activities" for definition of managed working capital;

•
Net cash flow from operating activities was $572.0, down $178.0 or 24% as compared to fiscal 2013 due to reduced full year net earnings and higher September 2014 sales and the subsequent timing of collection of accounts receivable balances; and

•	Cash payments of dividends to common shareholders were $123.9.
2014 Developments
Acquisition of Feminine Care Brands
In October 2013, which is the first fiscal quarter of 2014, the Company acquired the Stayfree pad, Carefree liner and o.b. tampon feminine care brands in the U.S., Canada and the Caribbean from Johnson & Johnson for an aggregate cash purchase price of $187.1, inclusive of a $1.8 working capital adjustment. The acquisition was financed with approximately $135 of available foreign cash for the estimated value of assets acquired in Canada including the Johnson & Johnson, Inc. manufacturing plant in Montreal, Canada, and approximately $50 of U.S. cash, primarily from borrowings under the Company's available debt facilities for the estimated value of assets acquired in the U.S. Liabilities assumed as a result of the acquisition are limited, primarily to certain employee benefit obligations.
Restructuring Project
In November 2012, the Company’s Board of Directors authorized an enterprise-wide restructuring plan and delegated authority to the Company’s management to determine the final actions with respect to this plan (2013 Restructuring project).
In January 2014, the Company's Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project. As a result of the expanded scope of the Company's restructuring efforts, the project is expected to generate additional savings and the Company expects to incur additional charges in order to execute the planned initiatives.
The Company expects to achieve $300 of savings prior to the anticipated closing of the planned spin-off transaction on July 1, 2015. Estimated total project savings have been increased to $330 through fiscal 2016. In addition, the Company estimates total pre-tax restructuring related costs (including the original and expanded scope) needed to execute this project will be approximately $350.
For the twelve months ended September 30, 2014, the Company estimates that gross restructuring savings total approximately $255.
For the twelve months ended September 30, 2014, the Company recorded $92.6 in pre-tax restructuring charges related to its 2013 restructuring project as compared to $139.3 in the prior fiscal year. Restructuring charges were reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $11.8 were recorded for the twelve months ended September 30, 2014 and $5.2 for the twelve months ended September 30, 2013 associated with certain information technology enablement activities related to our restructuring project and were included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, pre-tax costs of $1.0 for the twelve months ended September 30, 2014, and $6.1 for the twelve months ended September 30, 2013 associated with obsolescence charges related to our restructuring, were included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. These information technology and inventory obsolescence costs are considered part of the total project costs incurred for the restructuring project.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Pension and Post-Retirement Benefit Changes
In the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plans was frozen and future service benefits are no longer being accrued under this retirement program. As a result of this plan change, the Company recorded a pre-tax curtailment gain of $37.4 in the first fiscal quarter of 2013.
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
Proposed Spin-off Transaction
On April 28, 2014, the Board of Directors authorized management to pursue a plan to separate the Company’s Household Products and Personal Care divisions into two independent, publicly traded companies. The spin-off is planned as a tax-free spin-off to the Company’s shareholders and is expected to be completed by July 1, 2015. The proposed spin-off is subject to further due diligence as appropriate and customary conditions, including receipt of regulatory approvals, an opinion of counsel regarding the tax-free nature of the spin-off, the effectiveness of a Form 10 filing with the Securities and Exchange Commission, and final approval by the Company's Board of Directors.
We expect to file a Form 10 registration statement with the SEC in early calendar year 2015.

The Company is incurring incremental costs to evaluate, plan and execute the transaction.  For the twelve months ended September 30, 2014, approximately $44.7 of pre-tax charges were incurred and recorded in SG&A on the Consolidated Statement of Earnings and Comprehensive Income. The Company will incur additional costs to execute the transaction which will be significant and will have a material impact on our results of operations, balance sheet and cash flow.

Refer to Item 1A. Risk Factors for additional disclosure on the potential impacts of our proposed spin-off transaction.
Venezuela Devaluation and Economic Uncertainty
Effective January 1, 2010 and continuing through September 30, 2014, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such times as the economy is no longer considered highly inflationary.

On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 bolivars per U.S. dollar to an exchange rate of 6.30 bolivars per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 bolivars per U.S. dollar. As a result of the devaluation noted above and the elimination of the SITME market, the Company revalued its net monetary assets at March 31, 2013 using the revised official rate of 6.30 bolivars per U.S. dollar. Thus, the Company recorded a devaluation charge of approximately $6 during the second fiscal quarter of fiscal 2013, due primarily to the devaluation of local currency cash balances. This charge was included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. The official exchange rate is determined and administered by the Cadivi/Cencoex System (the National Center for International Trade who administers the authorization for the acquisition and the actual payment of foreign currency conducted for essential imports).

On January 24, 2014, the Venezuelan government issued Exchange Agreement No. 25, which stated the rate of exchange established in the most recent SICAD I auction will be used for payments related to international investments, royalties and the use and exploitation of patents, trademarks, licenses, franchises and technology.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

On March 10, 2014, the Venezuelan government announced the inception of the SICAD II program as an additional mechanism to purchase foreign currency. The SICAD II program does not supersede the Cadivi/Cencoex for essential imports (currently at 6.30 bolivars per U.S. dollar) nor SICAD I (equal to 12.00 bolivars per U.S. dollar as of September 30, 2014).

Thus far, the Company has not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange we would be able to transact through these alternative mechanisms is unknown at the present time. We continue to monitor these situations, including the impact restrictions may have on our future business operations. At this time, the Company is unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations.

For all of fiscal 2014, the Company’s overall results in Venezuela are reflected in the Consolidated Financial Statements at the official exchange rate equal to 6.30 bolivars per U.S. dollar. During fiscal year 2014, the Company received $9.5 of payments at the 6.30 bolivars per U.S. dollar rate for household and personal care products previously imported in accordance with Non-National Production Certificates (CNP) executed between the Company and the Venezuela government. In addition, the Company is awaiting payment for an additional $5.6 as of September 30, 2014 (at the 6.30 bolivars per U.S. dollar rate) for household and personal care products imported in accordance with the second CNP executed between the Company and the Venezuela government.

Depending on the ultimate transparency and liquidity of the SICAD I and II markets, it is possible that in future periods the Company may need to remeasure a portion or substantially all of its net monetary balances at a rate other than the official exchange rate of 6.30 currently being used. To the extent that the SICAD I or II rates are higher than the official exchange rate at the time our net monetary balances are remeasured, this could result in an additional devaluation charge, which could be material. In addition, operating results translated using a rate higher than the official exchange rate of 6.30 bolivars to one U.S. dollar would result in a reduction in earnings, which could be material.

At September 30, 2014, the Company had approximately $79 in net monetary assets in Venezuela at the official exchange rate of 6.30 to one U.S. dollar. However, due to the future uncertainty and volatility of the foreign exchange markets in Venezuela we believe that any future remittance of our local currency cash balances from Venezuela would be substantially less than the amount recorded as of September 30, 2014 on our Consolidated Balance Sheets per U.S. GAAP. As such, we cannot give assurance as to the exchange rate at which such balances might be converted in the future and/or when we might be able to repatriate such balances, if at all. U.S. GAAP does not permit the establishment of reserves against cash balances, and for this reason we have not done so. Our inability to convert such balances into U.S. dollars at a favorable exchange rate and to repatriate them could have a material effect on the results of our operations.

Transactions executed through SICAD I and SICAD II auctions as of September 30, 2014 were at a rate of 12.00 and 49.98 bolivars to one U.S. dollar, respectively. If the Company were to revalue at either the SICAD I or SICAD II rates, the estimated pre-tax devaluation charge of its net monetary assets as compared to the official exchange rate of 6.30 bolivars to one U.S. dollar would equal approximately $38 and $69, respectively.

Net sales for Venezuela represented approximately 1.3% of consolidated net sales and Venezuela net income contributed approximately $0.20 to our total consolidated earnings per diluted share for the year ended September 30, 2014.

Financial Results
For the year ended September 30, 2014, net earnings were $356.1, or $5.69 per diluted share, compared to net earnings of $407.0 or $6.47 per diluted share, in fiscal 2013 and $408.9, or $6.22 per diluted share, in fiscal 2012. Total average diluted shares outstanding were 62.6 million, 62.9 million and 65.7 million for fiscal years 2014, 2013 and 2012, respectively. The decline in average diluted shares outstanding over the time periods presented was the result of share repurchases.

Diluted earnings per share (EPS) for each fiscal year were impacted by certain items related to restructuring, spin-off and other realignment activities, the impact of the gains resulting from pension and post-retirement benefit changes, costs associated with the acquisition and integration of acquired businesses, refinancing activities and certain other items as shown in the table below. The impacts of these items on both reported net earnings and reported net earnings per diluted share are provided below as a reconciliation of net earnings and net earnings per diluted share to adjusted net earnings and adjusted net earnings per diluted share, which are non-GAAP measures.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

	For The Years Ended September 30,
	Net Earnings			Diluted EPS
	2014	2013	2012	2014	2013	2012
Net Earnings/Diluted EPS - GAAP	$356.1	$407.0	$408.9	$5.69	$6.47	$6.22
Impacts, net of tax: expense (income)
2013 restructuring and related costs (1)	70.5	97.9	4.6	1.12	1.55	0.07
One time spin-off costs	28.1	—	—	0.45	—	—
Feminine care acquisition/integration costs	6.2	—	—	0.10	—	—
Acquisition inventory valuation	5.0	—	—	0.08	—	—
Net pension / post retirement benefit gains	(0.8)	(67.5)	—	(0.01)	(1.07)	—
2011 Household Products restructuring	—	—	(5.7)	—	—	(0.09)
Other realignment/integration	0.9	2.6	5.6	0.01	0.04	0.08
Venezuela devaluation/other impacts	—	6.3	—	—	0.10	—
Early termination of interest rate swap	—	—	1.1	—	—	0.02
Adjustment to prior years' tax accruals	(7.7)	(8.3)	(7.0)	(0.12)	(0.13)	(0.10)
Net Earnings/Diluted EPS - adjusted (Non-GAAP)	$458.3	$438.0	$407.5	$7.32	$6.96	$6.20

Weighted average shares - diluted				62.6	62.9	65.7

(1) Includes net of tax costs of $7.6, $3.4 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with certain information technology and related activities, which are included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, this includes net of tax costs of $0.8, $3.8 and zero, for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income.

Operating Results

Net Sales

Net Sales - Total Company
For the Years Ended September 30,
	2014	% Chg	2013	% Chg	2012
Net sales - prior year	$4,466.0		$4,567.2		$4,645.7
Organic	(182.1)	(4.1)%	(50.5)	(1.1)%	(55.6)
Impact of currency	(66.3)	(1.5)%	(50.7)	(1.1)%	(69.1)
Incremental impact of acquisitions	230.1	5.2%	—	—%	46.2
Net sales - current year	$4,447.7	(0.4)%	$4,466.0	(2.2)%	$4,567.2

Net sales for fiscal 2014 were $4,447.7, down $18.3 or 0.4%, as compared to fiscal 2013, including the unfavorable impact of currency movements of approximately $66 and the incremental benefit of $230 related to the feminine care brands acquisition. Excluding the unfavorable impact of currency movements and incremental sales from the impact of the acquisition, organic sales decreased 4.1% as organic sales declined in both segments. Organic net sales in Personal Care declined 1.4% due to continued category softness and increased competition. Organic net sales in Household Products declined by 7.3% in fiscal 2014 driven primarily by continued battery category declines and the negative impact of certain customer losses in the U.S. in the fiscal fourth quarter of 2013.

Net sales for fiscal 2013 were $4,466.0, down $101.2 or 2.2%, as compared to fiscal 2012, including the unfavorable impact of currency movements of approximately $51. Excluding the unfavorable impact of currency movements, organic sales decreased 1.1%, as organic sales in Personal Care were essentially flat while organic sales in Household Products declined by 2.6% in fiscal 2013 driven primarily by continued battery category declines and the negative impact of certain customer losses in the U.S. in the fourth fiscal quarter of 2013.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

For further discussion regarding net sales in Personal Care and Household Products, including a summary of reported versus organic changes, please see the section titled “Segment Results” provided below.

Gross Profit
Gross profit dollars were $2,135.2 in fiscal 2014, $2,104.3 in fiscal 2013 and $2,137.9 in fiscal 2012. The increase in gross profit in fiscal 2014 as compared to fiscal 2013 was due primarily to the favorable impact of savings realized from the 2013 restructuring project and the incremental benefit realized from the feminine care brands acquisition. These items were able to offset organic top-line shortfalls in both segments and the impact of unfavorable foreign currency movements.

Gross Margin as a percent of net sales for fiscal 2014 was 48.0%, up 90 basis points as compared to fiscal 2013. The increase was driven by the favorable impact of our 2013 restructuring project and improved pricing in the Personal Care segment.
Gross Margin as a percent of net sales for fiscal 2013 was 47.1%, up approximately 30 basis points as compared to fiscal 2012. However, excluding the unfavorable impact of currency movements, gross margin as a percent of net sales for fiscal 2013 increased 80 basis points versus fiscal 2012. This increase was driven by the favorable impact of our 2013 restructuring project and lower product input costs, most notably in Household Products.

Selling, General and Administrative
SG&A expenses were $859.9 in fiscal 2014, or 19.3% of net sales as compared to $825.0, or 18.5% of net sales for fiscal 2013 and $887.8, or 19.4% of net sales for fiscal 2012. Included in SG&A in fiscal 2014 was approximately $44.7 of pre-tax spin-off related charges. The Company incurred, and will continue to incur, incremental costs to evaluate, plan and execute the transaction.   In addition, there were $9.9 of pre-tax acquisition and integration costs and $11.8 of pre-tax information technology enablement costs directly associated with our restructuring initiatives recorded within SG&A during fiscal 2014. Similarly, fiscal years 2013 and 2012 included approximately $4 and $6, respectively, of pre-tax acquisition and integration costs and approximately $5 and $7, respectively of pre-tax information technology enablement costs directly associated with our restructuring initiatives were recorded within SG&A.

Advertising and Sales Promotion
For fiscal 2014, advertising and sales promotion (A&P) was $492.9, up $53 as compared to fiscal 2013. A&P as a percent of net sales was 11.1% for fiscal 2014 and was 9.8% in fiscal years 2013 and 2012. The higher level of A&P spending in absolute dollars and as a percentage of net sales in fiscal 2014 as compared to the prior year was due to incremental spending associated with the feminine care brands acquisition and increased overall strategic brand support initiative spending. A&P expense may vary from year to year with new product launches, the impact of acquisitions, strategic brand support initiatives, the overall competitive environment, and the state of the global economy.

Research and Development
Research and development (R&D) expense was $94.8 in fiscal 2014, $99.0 in fiscal 2013 and $112.5 in fiscal 2012. The decrease in fiscal 2014 was due primarily to lower costs in Household Products as a result of our 2013 restructuring project. As a percent of sales, R&D expense was approximately 2.1% in fiscal 2014, 2.2% in fiscal 2013 and 2.5% in fiscal 2012.

Interest and Other Financing Items, Net
Interest expense for fiscal 2014 was $122.6, a decrease of $7.9 as compared to fiscal 2013 due to lower average debt outstanding. Interest expense for fiscal 2013 was $130.5, an increase of $3.2 as compared to fiscal 2012 due primarily to a slightly higher average borrowing rate.

Other financing, net was zero in fiscal 2014 reflecting the net impact of hedging contract gains and interest income offset by revaluation losses on nonfunctional currency balance sheet exposures. In fiscal 2013, Other financing, net was an expense of $10.3, including approximately $6 related to the Venezuela currency devaluation. The remaining expense was due primarily to a loss of approximately $3 related to the wind-down of certain commodity derivative contracts.

Income Taxes
Income taxes, which include federal, state and foreign taxes, were 24.8%, 28.3% and 27.7% of earnings before income taxes in fiscal 2014, 2013 and 2012, respectively.

For fiscal 2014, the effective tax rate was 24.8%, which was favorably impacted by costs related to the proposed spin-off transaction and the 2013 restructuring project. Both of these charges were primarily incurred in the U.S., which has resulted in a higher tax benefit as compared to our overall global effective tax rate.  This year's rate was favorably impacted by prior year tax adjustments recorded in the fourth fiscal quarter of approximately $8 million. In addition, the fiscal 2014 effective tax rate

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

was favorably impacted by the mix of countries from which earnings were derived as foreign earnings increased in lower tax rate countries.

For fiscal 2013, the effective tax rate was 28.3%, which was favorably impacted by costs associated with our 2013 restructuring project that have been primarily incurred in the U.S., which has resulted in a higher tax benefit as compared to our overall global effective tax rate, and to a lesser extent, the favorable impact of items such as the retroactive reinstatement of the Research and Development (R&D) credit. Offsetting a portion of this favorability was the income tax provision associated with the net pension and postretirement gains recorded in fiscal 2013, as the tax provision related to the gains was recorded at the higher U.S. rate.
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
Segment Results
Operations for the Company are managed via two segments - Personal Care (wet shave, skin care, feminine care and infant care) and Household Products (battery and portable lighting products). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring initiatives including the 2013 restructuring project detailed below, acquisition integration or business realignment activities, amortization of intangible assets and other items determined to be corporate in nature. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

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

Effective October 1, 2013, the Company centralized certain corporate administrative functions across the organization as part of the 2013 restructuring project. A portion of these costs were previously reported at the segment level, but are now reported within General corporate and other expenses. Periods prior to this change have not been adjusted to conform to this current presentation.

This structure is the basis for the Company’s reportable operating segment information, as included in the tables in Note 21 of the Notes to Consolidated Financial Statements for the fiscal years ended September 30, 2014, 2013 and 2012.

For the fiscal years ended September 30, 2014 and September 30, 2013, the Company recorded $92.6 and $139.3, respectively, in pre-tax restructuring charges related to its 2013 restructuring project. Restructuring charges are reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $11.8 were recorded for the twelve months ended September 30, 2014 and $5.2 for the twelve months ended September 30, 2013 associated with certain information technology enablement activities related to our restructuring project and were included in Selling, general and administrative expense (SG&A) on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, pre-tax costs of $1.0 for the twelve months ended September 30, 2014, and $6.1 for twelve months ended September 30, 2013, associated with obsolescence charges related to our restructuring, were included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. These information technology and inventory obsolescence costs are considered part of the total project costs incurred for the restructuring project. In fiscal 2012, the Company recorded $7.3 of charges for the 2013 restructuring project related to consulting costs. See Note 5 of the Notes to Consolidated Financial Statements.

As announced in April, 2014, the Company is pursuing a plan to spin off the Household Products business and thereby create two independent, publicly traded companies. As a result, the Company is incurring incremental costs to evaluate, plan and

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

execute the transaction. For the twelve months ended September 30, 2014, $44.7 of pre-tax charges were recorded in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. The Company will incur additional costs to execute the transaction which will be significant and will have a material impact on our results of operations, balance sheet and cash flow.

In connection with the feminine care brands acquisition, the Company recorded a pre-tax inventory valuation adjustment of $8.0 representing the increased fair value of the inventory based on the estimated selling price of the finished goods acquired at the close date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. For the twelve months ended September 30, 2014, the Company recorded $8.0 within Cost of products sold based upon the write-up and subsequent sale of inventory acquired in the feminine care acquisition. Additionally, the Company also recorded pre-tax acquisition/integration costs of $9.5 and $1.3 for the twelve months ended September 30, 2014 and September 30, 2013, respectively. These amounts are not reflected in the Personal Care segment, but rather presented as a separate line item below segment profit, as it is a non-recurring item directly associated with the feminine care brands acquisition. Such presentation reflects management’s view on how segment results are evaluated.

In fiscal 2013, the Company approved and communicated changes to certain pension and post-retirement benefits. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plans was frozen and future service benefits are no longer being accrued under this retirement program. Additionally, and effective on December 31, 2013, certain post-retirement medical and life insurance benefits were terminated. As a result of these actions, the Company recorded pre-tax pension and post-retirement benefit gains of $107.6 for the twelve months ended September 30, 2013. The collective gains resulting from these actions, net of pension settlement charges, were reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. See Note 11 of the Notes to Consolidated Financial Statements.

For the twelve months ended September 30, 2013, the Company recorded an expense of approximately $6 related to the devaluation of its net monetary assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. The net monetary assets in Venezuela were valued using the revised official exchange rate of 6.30 bolivars to one U.S. dollar at June 30, 2013. The devaluation impact of approximately $6 was included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income, and was not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and segment profit, have and may further be negatively impacted by translating at less favorable exchange rates and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The negative segment impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are discussed separately when considered relevant to understanding year-over-year comparatives. See Note 6 of the Notes to Consolidated Financial Statements.

For the fiscal year ended September 30, 2012, our prior Household Products restructuring activities generated pre-tax income of $6.8 due to the gain on the sale of our former battery manufacturing facility in Switzerland, which was shut down in fiscal 2011. This gain was approximately $13. This gain was partially offset by additional restructuring costs of $6.0. These costs, net of the gain on the sale of the former manufacturing facility in fiscal 2012, are included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income. See Note 5 of the Notes to Consolidated Financial Statements.

 PERSONAL CARE

Net Sales - Personal Care Products
For the years ended September 30,
	2014	% Chg	2013	% Chg	2012
Net sales - prior year	$2,448.9		$2,479.5		$2,449.7
Organic	(35.4)	(1.4)%	4.1	0.2%	15.0
Impact of currency	(31.4)	(1.3)%	(34.7)	(1.4)%	(31.4)
Incremental impact of acquisition	230.1	9.4%	—	—%	46.2
Net sales - current year	$2,612.2	6.7%	$2,448.9	(1.2)%	$2,479.5

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Net sales for the fiscal year ended September 30, 2014 increased 6.7%, inclusive of a 1.3% decline due to unfavorable currency movements and a 9.4% increase due to the incremental impact from the feminine care brands acquisition. Excluding the impact of currency movements and the incremental impact of the acquisition, organic sales declined $35.4, or 1.4%, due to:

•
Wet Shave net sales declined approximately $28, or 1.7%, on a reported basis. Excluding the impact of unfavorable currency movements, organic net sales decreased approximately $4, or 0.3%. The year-over-year organic net sales change was primarily due to continued growth of Schick Hydro men's systems, Hydro Silk women's systems, and Hydro Disposable razors. These gains were offset by lower sales of legacy branded men's and women's systems and shave preparations;

•	Skin Care net sales were down approximately $5, or 1.0%, on a reported basis. Excluding the impact of unfavorable currency movements, organic net sales were essentially flat versus prior year;

•	Infant Care net sales declined approximately $33, or 19.4%, on a reported basis due primarily to overall category declines and increased competitive activity; and

•
Feminine Care net sales increased approximately $227, or 128.4% on a reported basis due to the incremental impact of the feminine care brands acquisition in October, 2013. Excluding the impact of unfavorable currency movements and the incremental impact of acquisitions, organic net sales were down $2, or 0.9%, versus prior year.

Net sales for the fiscal year ended September 30, 2013 decreased 1.2%, inclusive of a 1.4% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales grew $4.1, or 0.2%, due to:

•
Wet Shave net sales declined approximately $25, or 1.5%, on a reported basis. Excluding the impact of unfavorable currency movements, organic sales increased approximately $8, or 0.5%. The year-over-year increase was primarily due to continued growth of Schick Hydro men's systems, Hydro Silk women's systems, and the launch of Hydro Disposable razors. These gains were partially offset by lower sales of legacy branded men's and women's systems and shave preparations;

•
Skin Care net sales were essentially flat on a reported and organic basis as sun care sales were negatively impacted by cool and wet weather during much of the summer season in the U.S. This was offset by growth in international sun care;

•	Infant Care net sales declined approximately $11, or 6.2%, on both a reported and organic basis due primarily to overall category declines and increased competitive activity; and

•	Feminine Care net sales were essentially flat on a reported and organic basis as declines in Playtex Gentle Glide were mostly offset by continued growth in Playtex Sport.

Segment Profit - Personal Care Products
For the years ended September 30,
	2014	% Chg	2013	% Chg	2012
Segment profit - prior year	$475.2		$470.7		$408.4
Operations	36.0	7.7%	27.4	5.9%	68.3
Impact of currency	(24.5)	(5.2)%	(22.9)	(4.9)%	(6.0)
Incremental impact of acquisition	43.9	9.2%	—	—%	—
Segment profit - current year	$530.6	11.7%	$475.2	1.0%	$470.7

Segment profit for fiscal 2014 was $530.6, up $55.4, or 11.7%, inclusive of the negative impact of currency movements and the incremental impact of acquisitions. Excluding the impact of unfavorable currency movements and the incremental impact of acquisitions, segment profit increased $36, or 7.7%, as improved margins and strong cost controls offset organic top-line softness and increased A&P spending.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Segment profit for fiscal 2013 was $475.2, up $4.5, or 1.0%, inclusive of the negative impact of currency movements. Excluding the impact of unfavorable currency movements, segment profit increased 5.9% as lower spending more than offset lower gross profit due to a modestly lower gross margin on sales.

HOUSEHOLD PRODUCTS

Net Sales - Household Products
For the years ended September 30,
	2014	% Chg	2013	% Chg	2012
Net sales - prior year	$2,017.1		$2,087.7		$2,196.0
Organic	(146.7)	(7.3)%	(54.6)	(2.6)%	(70.6)
Impact of currency	(34.9)	(1.7)%	(16.0)	(0.8)%	(37.7)
Net sales - current year	$1,835.5	(9.0)%	$2,017.1	(3.4)%	$2,087.7

Net sales for the twelve months ended September 30, 2014 decreased 9.0%, inclusive of a 1.7% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 7.3% due primarily to the loss of distribution within two U.S. retail customers (which occurred in the fourth fiscal quarter of fiscal 2013), continued household battery category declines and hurricane response storm volumes that occurred in fiscal 2013 but did not repeat in fiscal 2014.

Net sales for the twelve months ended September 30, 2013 decreased 3.4%, inclusive of a 0.8% decline due to unfavorable currency movements. Excluding the impact of currency movements, organic sales declined 2.6% due primarily to the loss of distribution within two U.S. retail customers (which occurred in the fourth fiscal quarter of fiscal 2013), continued household battery category declines and the exiting of certain non-core product lines earlier in fiscal 2013 (as part of the Company's 2013 restructuring project).

Segment Profit - Household Products
For the years ended September 30,
	2014	% Chg	2013	% Chg	2012
Segment profit - prior year	$440.6		$400.2		$410.6
Operations	(18.0)	(4.1)%	52.1	13.0%	12.1
Impact of currency	(24.4)	(5.5)%	(11.7)	(2.9)%	(22.5)
Segment profit - current year	$398.2	(9.6)%	$440.6	10.1%	$400.2

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Segment profit for fiscal 2014 was $398.2 a decrease of $42.4, or 9.6%, inclusive of the negative impact of unfavorable currency movements. Excluding the negative impact of currency movements, segment profit decreased $18.0, or 4.1%, due primarily to the gross profit impact from the net sales shortfall mentioned above. These declines were partially offset by improved gross margins driven by savings realized from the Company's 2013 restructuring project.
Segment profit for fiscal 2013 was $440.6, an increase of $40.4, or 10.1%, inclusive of the negative impact of unfavorable currency movements. Excluding the negative impact of currency movements, segment profit increased $52.1, or 13.0%, due primarily to improved gross margin and reduced overhead spending as a result of savings realized from the Company's 2013 restructuring project.
GENERAL CORPORATE AND OTHER EXPENSES

	For The Years Ended September 30,
	2014	2013	2012
General corporate expenses	$146.9	$139.9	$151.2
Integration/other realignment	0.4	0.3	0.5
Sub-Total	147.3	140.2	151.7
2013 restructuring and related costs (1)	105.4	150.6	7.3
One time spin-off costs	44.7	—	—
Feminine care costs:
Acquisition costs	3.5	—	—
Integration costs	6.0	1.3	—
Acquisition inventory valuation	8.0	—	—
Net pension / post-retirement gains	(1.1)	(107.6)	—
2011 Household Products restructuring	—	—	(6.8)
ASR costs:
Severance/other integration	1.0	2.5	8.4
General corporate and other expenses	$314.8	$187.0	$160.6
% of net sales	7.1%	4.2%	3.5%
(1) Includes pre-tax costs of $11.8, $5.2 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with certain information technology enablement activities related to our restructuring project were included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Also, pre-tax costs of $1.0, $6.1 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring project.

General Corporate and Other Expenses
For fiscal 2014, general corporate expenses, including integration/other realignment costs, were $147.3, an increase of $7.1 as compared to fiscal 2013, due primarily to the shift of approximately $8 in costs previously recorded at the segment level but are now reported within General corporate and other expenses. Effective October 1, 2013, the Company centralized certain corporate administrative functions across the organization as part of the 2013 restructuring project.

Fiscal 2014 included pre-tax restructuring and related costs of $105.4, including pre-tax costs of $11.8 associated with certain information technology enablement activities related to our restructuring initiatives and pre-tax costs of $1.0 associated with obsolescence charges related to our restructuring. These information technology and inventory obsolescence costs are considered part of the total project costs incurred for the restructuring project. See Note 5 of the Notes to Consolidated Financial Statements.

In addition, the Company incurred $44.7 of pre-tax charges related to the proposed spin-off transaction. See Note 3 of the Notes to Consolidated Financial Statements.

In connection with the feminine care brands acquisition, the Company recorded a pre-tax inventory valuation adjustment of $8.0 representing the increased fair value of the inventory based on the estimated selling price of the finished goods acquired at the close date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

entity. For the twelve months ended September 30, 2014, the Company recorded $8.0 within Cost of products sold based upon the write-up and subsequent sale of inventory acquired in the feminine care acquisition. Additionally, the Company also recorded pre-tax acquisition/integration costs of $9.5 for the twelve months ended September 30, 2014. See Note 4 of the Notes to Consolidated Financial Statements.

For fiscal 2013, general corporate expenses, including integration/other realignment costs, were $140.2, a decrease of $11.5 as compared to fiscal 2012, due primarily to lower compensation-related costs including lower stock award amortization and lower corporate overhead due, in part, to our 2013 restructuring project.

Fiscal 2013 included pre-tax restructuring and related costs of $150.6, which were partially offset by cumulative gains of $107.6 associated with changes to certain pension and post-retirement benefits.

Liquidity and Capital Resources

At September 30, 2014, the Company had $1,129.0 in cash, substantially all of which was outside of the U.S. Given our extensive international operations, the majority of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on a significant portion of undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings indefinitely.

As of September 30, 2014, our unremitted cash in Venezuela had accumulated to $83, or approximately 7% of our total cash balance. There is substantial uncertainty with respect to the exchange rate that might apply to any future remittance of our local currency cash in Venezuela. As of September 30, 2014, we continue to value our Venezuela cash balance at the official exchange rate of 6.30 bolivars to one U.S. dollar. To date, we have not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange, if any, we would be able to transact through these alternative mechanisms is unclear. Due to the future uncertainty and volatility of the foreign exchange markets in Venezuela we believe that any future remittance of our local currency cash balances from Venezuela would be substantially less than the amount recorded as of September 30, 2014 on our Consolidated Balance Sheets per U.S. GAAP. As such, we cannot give assurance as to the exchange rate at which such balances might be converted in the future and/or when we might be able to repatriate such balances, if at all. U.S. GAAP does not permit the establishment of reserves against cash balances, and for this reason we have not done so. Our inability to convert such balances into U.S. dollars at a favorable exchange rate and to repatriate them could have a material effect on the results of our operations. Currently, the most recent SICAD I and SICAD II auction exchange rates were 12.00 and 49.98 bolivars to one U.S. dollar, respectively, as of September 30, 2014. If either the SICAD I or SICAD II rate were to be applied to all of our Venezuelan cash balances at September 30, 2014, the dollar value of such cash would be reduced from $83 to $43 or $10, respectively, and we would recognize a pre-tax loss on our Consolidated Statements of Earnings and Comprehensive Income for the difference. See Note 6 of the Notes to Consolidated Financial Statements.

Advances under the Company's $150 receivables securitization program, as amended, are not considered debt for purposes of the Company’s debt compliance covenants but are included in total debt on the balance sheet. At September 30, 2014, $133.5 was outstanding under this facility.

The Company's Amended and Restated Revolving Credit Agreement, which matures in 2016, currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450 at September 30, 2014. The Company had outstanding borrowings of $135.0 under our revolving credit facility, and $302.8 remains available as of September 30, 2014, taking into account outstanding borrowings and $12.2 of outstanding letters of credit.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

Operating Activities
Cash flow from operating activities is the primary funding source for operating needs and capital investments. Cash flow from operating activities was $572.0 in fiscal 2014, $750.0 in fiscal 2013 and $631.6 in fiscal 2012.

The change in cash flow from operating activities in fiscal 2014 as compared to fiscal 2013 and as compared to fiscal 2012 was due primarily to improved working capital. Cash flow from operating activities related to changes in assets and liabilities used in operations was a source of cash of $41.4, $208.7 and $45.5 in fiscal years 2014, 2013 and 2012, respectively. This significant improvement in three consecutive periods was due primarily to the Company's multi-year initiative to improve managed working capital. We define managed working capital as accounts receivable (less trade allowance in accrued liabilities), inventory and accounts payable. The Company realized a significant improvement in accounts receivable in fiscal 2013. Cash flow from operating activities in fiscal 2014 was lower than fiscal 2013 due to less of an impact from our working capital improvement initiative and lower net earnings.

Investing Activities
Net cash used by investing activities was $263.4, $89.1 and $94.9 in fiscal years 2014, 2013 and 2012, respectively. The primary driver of the change in net cash used by investing activities versus the prior year was the cash used to fund the feminine care brands acquisition in fiscal 2014. Capital expenditures were $85.3, $90.6 and $111.0 in fiscal 2014, 2013 and 2012, respectively. These capital expenditures were funded by cash flow from operations. See Note 21 of the Notes to Consolidated Financial Statements for capital expenditures by segment.

Capital expenditures of approximately $110 to $120 are anticipated in fiscal 2015 with a large percentage of the disbursements for cost reduction-related capital, new products and information technology system enhancements. These estimated amounts do not include potential expenditures related to the proposed spin-off transaction. Total capital expenditures are expected to be financed with funds generated from operations.

Financing Activities
Net cash used by financing activities was $147.7, $377.5 and $283.3 in fiscal years 2014, 2013 and 2012, respectively. Total debt increased approximately $54 in fiscal 2014. Share repurchases during fiscal 2014 totaled approximately $94. Additionally, the Company paid cash dividends to common shareholders totaling approximately $124 in fiscal 2014. The Company’s total borrowings were $2,288.4 at September 30, 2014, including $289.5 tied to variable interest rates. The Company maintains total debt facilities of $2,603.4, of which $302.8 remains available at September 30, 2014, as reduced by $12.2 of outstanding letters of credit.

Under the terms of the Company’s credit agreement, the ratio of the Company’s indebtedness to its earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the agreement and detailed below, cannot be greater than 4.0 to 1, and may not remain above 3.5 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.5 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.5 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, indebtedness to EBITDA may not be greater than 4.0 to 1; if the ratio is above 3.5 to 1 for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.5 to 1. In addition, under the credit agreement, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreement, to total interest expense must exceed 3.0 to 1. Under the credit agreement, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs including, but not limited to, impairment and accelerated depreciation, to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The Company’s ratio of indebtedness to its EBITDA was 2.7 to 1, and the ratio of its EBIT to total interest expense was 5.3 to 1, as of September 30, 2014. In addition to the financial covenants described above, the credit agreements and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

requirements of the credit agreement or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. In April 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaced a prior stock repurchase authorization, which was approved in July 2006. For the twelve months ended September 30, 2014, the Company repurchased one million shares of the Company's common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $94.4. All shares were purchased in the open market under the Company's current authorization from its Board of Directors. The Company has approximately five million shares remaining under the above noted Board authorization to repurchase its common stock in the future. Future share repurchases, if any, would be made on the open market, privately negotiated transactions or otherwise, in such amounts and at such times as the Company deems appropriate based upon prevailing market conditions, business needs and other factors.

Subsequent to the end of fiscal 2014, on November 3, 2014, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2015 of $0.50 per share of Common Stock, which will be paid on December 16, 2014 and is expected to be approximately $31.

A summary of the Company’s contractual obligations at September 30, 2014 is shown below:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$2,000.0	$230.0	$360.0	$310.0	$1,100.0
Interest on long-term debt	515.3	105.3	169.6	113.6	126.8
Notes Payable	289.5	289.5	—	—	—
Minimum pension funding(1)	40.9	23.6	15.3	2.0	—
Operating leases	129.3	28.9	41.1	29.4	29.9
Purchase obligations and other(2) (3) (4)	154.5	70.0	38.8	23.6	22.1
Total	$3,129.5	$747.3	$624.8	$478.6	$1,278.8

1
Globally, total pension contributions for the Company in the next five years are estimated to be approximately $41. The U.S. pension plans constitute over 75% of the total benefit obligations and plan assets for the Company’s pension plans. The estimates beyond 2014 represent future pension payments to comply with local funding requirements in the U.S. only. The projected payments beyond fiscal year 2019 are not currently determinable.

2
The Company has estimated approximately $6.8 of cash settlements associated with unrecognized tax benefits within the next year, which are included in the table above. As of September 30, 2014, the Company’s Consolidated Balance Sheet reflects a liability for unrecognized tax benefits of $37.8, excluding $13.2 of interest and penalties. The contractual obligations table above does not include this liability beyond one year. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for periods beyond the next twelve months cannot be made, and thus is not included in this table.

3	Included in the table above are approximately $59 of fixed costs related to third party logistics contracts.
4	Included in the table above are approximately $33 of severance and related benefit costs associated with staffing reductions that have been identified to date related to the 2013 restructuring.

Purchase obligations set forth in the table above represent contractual obligations that generally have longer terms, and are non-routine in nature. The Company also has contractual purchase obligations for future purchases, which generally extend one to three months. These obligations are primarily individual, short-term purchase orders for routine goods and services at estimated fair value that are part of normal operations and are reflected in historical operating cash flow trends. In addition, the Company has various commitments related to service and supply contracts that contain penalty provisions for early termination. As of September 30, 2014, we do not believe such purchase obligations or termination penalties will have a significant effect on our results of operations, financial position or liquidity position in the future. As such, these obligations have been excluded from the table above.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

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

Currency Rate Exposure

Derivatives Designated as Cash Flow Hedging Relationships

A significant share of the Company’s sales are tied to currencies other than the U.S. dollar, the Company’s reporting currency.  As such, a weakening of currencies relative to the U.S. dollar can have a negative impact to reported earnings.  Conversely, strengthening of currencies relative to the U.S. dollar can improve reported results. The primary currencies to which the Company is exposed include the Euro, the Japanese Yen, the British pound, the Canadian dollar and the Australian dollar.

The Company enters into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to currency fluctuations. These transactions are accounted for as cash flow hedges. The Company had an unrealized pre-tax gain of $14.5 and $1.5 at September 30, 2014 and September 30, 2013, respectively, on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2014 levels over the next twelve months, approximately $13.7 of the pre-tax gain included in Accumulated other comprehensive loss at September 30, 2014, is expected to be included in earnings. Contract maturities for these hedges extend into fiscal year 2016. There were 79 open foreign currency contracts at September 30, 2014 with a total notional value of approximately $316.

Derivatives Not Designated as Cash Flow Hedging Relationships

The Company’s foreign subsidiaries enter into internal and external transactions that create non-functional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and to a lesser extent, external purchases, and are revalued in the foreign subsidiary’s local currency at the end of each period. Revaluation of the non-functional currency balance sheet positions against the foreign subsidiary’s functional currency results in an exchange gain or loss recorded in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. The primary currency to which the Company’s foreign subsidiaries are exposed is the U.S. dollar.

The Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge these balance sheet exposures. Any gains or losses on these contracts are expected to be offset by a transaction gains or losses on the underlying exposures, thus they are not subject to significant market risk. The change in estimated fair value of the foreign currency contracts resulted in income of $4.2 and $4.9 for the twelve months ended September 30, 2014 and 2013, respectively, and was recorded in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. There were 13 open foreign currency derivative contracts which are not designated as cash flow hedges at September 30, 2014, with a total notional value of approximately $270.

Venezuela Currency Risk

The Company has investments in Venezuelan affiliates. Venezuela has been considered highly inflationary under GAAP since January 1, 2010. In addition, the conversion of local monetary assets to U.S. dollars is restricted by the Venezuelan government. In February 2013, the Venezuelan government devalued its local currency in relation to the U.S. dollar from 4.30 per U.S. dollar to 6.30 per U.S. dollar. In addition, the Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 per U.S. dollar. The Company had been utilizing SITME to obtain U.S. dollars for the import of product on a regular basis since the establishment of this market, as access to U.S. dollars at the official exchange rate was greatly limited. On January 24, 2014, the Venezuelan government issued Exchange Agreement No. 25, which stated the rate of exchange established in the most recent SICAD I auction will be used for payments related to international investments, royalties and the use and exploitation of patents, trademarks, licenses, franchises and technology. On March 10, 2014, the Venezuelan government announced the inception of the SICAD II program as an additional mechanism to purchase foreign

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

currency. The SICAD II program does not supersede the Cadivi/Cencoex for essential imports (currently at 6.30 bolivars per U.S. dollar) nor SICAD I (equal to 12.00 bolivars per U.S. dollar as of September 30, 2014). Thus far, the Company has not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. There is substantial uncertainty with respect to the exchange rate that might apply to any future remittance of our local currency cash in Venezuela. As of September 30, 2014, the Company continues to value its Venezuela cash balance at the official exchange rate of 6.30 bolivars to one U.S. dollar. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange, if any, we would be able to transact through these alternative mechanisms is unclear. We continue to monitor this situation including the impact that continued restrictions on the ability to exchange local currency for U.S. dollars may have on our future business operations, including our ability to import products from other Energizer affiliates for sale in the Venezuela market and how such restrictions or other future developments may impact our operating results in Venezuela. See Note 6 of the Notes to Consolidated Financial Statements.

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

Commodity Price Exposure
The Company uses raw materials that are subject to price volatility. At times, the Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At September 30, 2014, there were no open derivative or hedging instruments for raw materials or commodities.

Interest Rate Exposure
At September 30, 2014 and 2013, the fair market value of the Company's fixed rate debt is estimated at $2,056.5 and $2,262.3, respectively, using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of debt is greater than the carrying value of the Company's debt by approximately $58 and $124 at September 30, 2014 and 2013, respectively. A 10% decrease in interest rates on fixed-rate debt would have increased the fair market value by approximately $42 and $47 at September 30, 2014 and 2013, respectively. See Note 13 of the Notes to Consolidated Financial Statements for additional information regarding the Company’s debt.

Through December 2012, the Company had specific interest rate risk with respect to interest expense on the Company's former term loan, which was repaid by the end of the first quarter of fiscal 2013. As a result, the interest rate swap agreement in place to hedge this specific risk was settled at that time for a $0.3 loss. This loss was included in interest expense in the Consolidated Statements of Earnings and Comprehensive Income. At September 30, 2014, the Company had $289.5 of variable rate debt outstanding, which was primarily outstanding borrowings under the Company's revolver and receivable securitization program.

Stock Price Exposure
The Company holds a share option with a major financial institution, which matured in November 2014, to mitigate the impact of changes in certain of the Company’s unfunded deferred compensation liabilities, which are tied to the Company’s common stock price. The fair market value of the share option held by the Company was $5.6 and $7.7 as included in other current assets at September 30, 2014 and 2013, respectively. The change in estimated fair value of the total share option for fiscal 2014 and 2013 resulted in income in both periods of $12.3 and of $15.5, respectively, and was recorded in SG&A. Period activity related to the share option is classified in the same category in the Consolidated Statements of Cash Flows as the period activity associated with the Company’s unfunded deferred compensation liability, which was in cash flow from operations.

Seasonal Factors
The Company's Household Products segment results are typically impacted in the first quarter of the fiscal year by the additional sales volume associated with the December holiday season, particularly in North America. First quarter sales accounted for approximately 31% of total Household Products net sales in fiscal 2014, approximately 32% in fiscal 2013 and approximately 30% in fiscal 2012. In addition, natural disasters, such as hurricanes, can create conditions that drive exceptional needs for portable power and may result in a short term increase in battery and lighting products sales. This was recently evident as the Company estimates that incremental volume in response to Hurricane Sandy added approximately $18 to sales in the first fiscal quarter of 2013.

Customer orders for the Company’s sun care products are highly seasonal, which has historically resulted in higher sun care sales in the second and third quarters of our fiscal year and lower sales in the first and fourth quarters of our fiscal year. As a result, sales, operating income, working capital and cash flows for the Personal Care segment can vary significantly between

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

quarters of the same and different years due to the seasonality and timing of orders for sun care products as well as the potential impact of weather patterns on sun care sales and consumption.

Other factors may also have an impact on the timing and amounts of sales, operating income, working capital and cash flows such as the timing of new product launches by competitors or by the Company; the timing of advertising, promotional, merchandising or other marketing activities by competitors or by the Company; and the timing of retailer merchandising decisions and actions.

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

Accrued environmental costs at September 30, 2014 were $16.9, of which $3.2 is expected to be spent in fiscal 2015. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

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

The Company's most critical accounting policies are revenue recognition, pension and other postretirement benefits, share-based compensation, the valuation of long-lived assets (including property, plant and equipment), income taxes (including uncertain tax positions) and the carrying value of intangible assets (and the related impairment testing of goodwill and other indefinite-lived intangible assets). The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company's significant accounting policies is contained in Note 2 of the Notes to Consolidated Financial Statements. This listing is not intended to be a comprehensive list of all of the Company's accounting policies.

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

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

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collection is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to more accurately estimate potential returns. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels, and competitive activity. Based on our fiscal 2014 sun care shipments, each percentage point change in our returns rate would have impacted our reported net sales by $3.0 and our reported operating income by $2.7. At September 30, 2014, the Company's reserve on the Consolidated Balance Sheet for returns was $45.4 and $49.8 at September 30, 2013.
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

•
Pension Plans and Other Postretirement Benefits The determination of the Company’s obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension and other postretirement obligations. This has been evident in recent years, as market discount rates utilized to determine the actuarial valuation of plan liabilities have, collectively, moved significantly lower as compared to market interest rates prior to the most recent recession. This has resulted in higher actuarial pension liabilities over time and contributed to higher net periodic pension costs. In determining the discount rate, the Company uses the yield on high-quality bonds that coincide with the cash flows of its plans’ estimated payouts. For the U.S. plans, which represent the Company’s most significant obligations, we consider the Mercer yield curve in determining the discount rates.

Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company’s annual earnings, prospectively. Based on plan assets at September 30, 2014, a one percentage point decrease or increase in expected asset returns would increase or decrease the Company’s pre-tax pension expense by approximately $10. In addition, it may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A one percentage point decrease in the discount rate would increase pension obligations by approximately $150 at September 30, 2014.
As allowed under GAAP, the Company’s U.S. qualified pension plan uses Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years so it reduces the short-term impact of market fluctuations.
In November 2012, which is the first fiscal quarter of 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plan was frozen and future service benefits are no longer being accrued under this retirement program. Retirement benefits for the impacted colleagues were supplemented to a degree with an enhanced Company match in the defined contribution plan.
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

In November 2012, the Company's Board of Directors authorized an enterprise-wide restructuring plan. In January 2014, the Company's Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project. The Company recorded accelerated depreciation of $4.7 for the year ended September 30, 2014 and non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6 for the year ended September 30, 2013 (collectively for fiscal 2013, $42.9) related primarily to certain manufacturing assets including property, plant and equipment located at facilities to be closed or streamlined as part of our restructuring initiatives. We do not believe our restructuring plan will result in the impairment of any other material long-lived assets, other than the identified property, plant and equipment. See Note 5 of the Notes to Consolidated Financial Statements for further details.

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

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

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
We regularly repatriate a portion of current year earnings from select non-U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in foreign affiliates. We intend to reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund strategic growth objectives, fund pension and other postretirement obligations and fund capital projects. See Note 8 of the Notes to Consolidated Financial Statements for further discussion.
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

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. The fair value estimates are based on historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The costs of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. See Note 7 of the Notes to Consolidated Financial Statements.

However, future changes in the judgments, assumptions and estimates that are used in our impairment testing including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. For purposes of our goodwill and indefinite-lived intangible assets impairment testing, an increase in our assumed discount rate of 100 basis points or

ENERGIZER HOLDINGS, INC.
(Dollars in millions, except per share data)

more with no other changes in assumptions would only meaningfully impact our assessment of the Playtex and Wet Ones brands which had carrying values of approximately $650 and $200, respectively, at September 30, 2014.
The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and, therefore, are likely more susceptible to an adverse change that could require an impairment charge.

During fiscal 2014, we tested goodwill for impairment for both the Household Products and Personal Care reporting units. There were no indications of impairment of goodwill noted during this testing. In addition, we completed impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in our various product categories. No impairment was indicated as a result of this testing.

Recently Issued Accounting Standards
There are no new accounting pronouncements issued or effective that had a material impact on our Consolidated Financial Statements.

On April 10, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (the revised standard). The revised standard changes the current guidance and, in many cases, is expected to result in fewer disposals being presented as discontinued operations. The standard is effective for public companies for annual periods beginning after December 15, 2014 and is to be applied prospectively to all new disposals of components and new classifications as held for sale beginning in 2015 for most entities, with early adoption allowed in 2014. The Company’s first reporting date with the new standard will be December 31, 2015. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable.

On May 28, 2014, the FASB issued ASU No. 2104-09, Revenue for Contracts with customers, which provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The standard is effective for public companies for annual and interim periods beginning after December 15, 2016 and early adoption is not permitted. The Company’s first reporting date with the new standard will be December 31, 2017. The effects of this standard on our financial position, results of operations and cash flows are not yet known.

On August 28, 2014, the FASB issued ASU No. 2104-17, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to assess the Company's ability to continue as a going concern and to provide related disclosures in certain circumstances. The standard is effective for public companies for annual periods beginning after December 15, 2016 and early adoption is permitted. The Company’s first reporting date with the new standard will be September 30, 2017. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable.

Summary Selected Historical Financial Information
(In millions, except per share data)

Statements of Earnings Data (a)	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012	2011	2010
Net sales	$4,447.7	$4,466.0	$4,567.2	$4,645.7	$4,248.3
Depreciation and amortization	140.9	187.4	162.2	181.3	139.2
Earnings before income taxes (d)	473.5	567.9	565.4	406.0	543.4
Income taxes	117.4	160.9	156.5	144.8	140.4
Net earnings (f)	$356.1	$407.0	$408.9	$261.2	$403.0
Earnings per share:
Basic	$5.74	$6.55	$6.30	$3.75	$5.76
Diluted	$5.69	$6.47	$6.22	$3.72	$5.72
Average shares outstanding:
Basic	62.0	62.1	64.9	69.6	70.0
Diluted	62.6	62.9	65.7	70.3	70.5
Annual dividend per common share (b)	$2.00	$1.70	$0.40	$—	$—

Balance Sheet Data	AT SEPTEMBER 30,
	2014	2013	2012	2011	2010
Working capital (c)	$1,155.9	$1,415.0	$1,215.1	$1,233.3	$1,176.0
Property, plant and equipment, net	751.7	755.6	848.5	885.4	840.6
Total assets	6,928.7	6,717.4	6,731.2	6,531.5	6,255.8
Long-term debt	1,768.9	1,998.8	2,138.6	2,206.5	2,022.5
(a) Year over year comparatives may be impacted by the timing of acquisitions.
(b) The Company began paying dividends in the fourth fiscal quarter of 2012.
(c) Working capital is current assets less current liabilities.

(d) Earnings before income taxes were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012	2011	2010
2013 restructuring (e)	$(105.4)	$(150.6)	$(7.3)	$—	$—
Spin-off costs	(44.7)	—	—	—	—
Feminine care acquisition/integration costs	(9.5)	(1.3)	—	—	—
Acquisition inventory valuation	(8.0)	—	—	(7.0)	—
ASR integration/transaction costs	(1.0)	(2.5)	(8.4)	(13.5)	(0.5)
Other realignment/integration costs	(0.4)	(0.3)	(0.5)	(3.0)	(11.0)
Net pension/post-retirement gains	1.1	107.6	—	—	—
Venezuela devaluation/other impacts	—	(6.3)	—	(1.8)	(18.3)
Prior restructuring	—	—	6.8	(79.0)	—
Early termination of interest rate swap	—	—	(1.7)	—	—
Early debt retirement/duplicate interest	—	—	—	(22.9)	—
Voluntary retirement/reduction in force costs	—	—	—	—	0.2
Total	$(167.9)	$(53.4)	$(11.1)	$(127.2)	$(29.6)

(e) Includes pre-tax costs of $11.8, $5.2 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with certain information technology and related activities, which are included in Selling, general and administrative expense (SG&A) on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, this includes pre-tax costs of $1.0, $6.1 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with obsolescence charges related to the restructuring, which are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income.

(f) Net earnings were (reduced)/increased by the following items:

	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012	2011	2010
2013 restructuring (g)	$(70.5)	$(97.9)	$(4.6)	$—	$—
Spin-off costs	(28.1)	—	—	—	—
Feminine care acquisition/integration costs	(6.2)	(0.8)	—	—	—
Acquisition inventory valuation	(5.0)	—	—	(4.4)	—
ASR integration/transaction costs	(0.6)	(1.6)	(5.3)	(8.5)	—
Other realignment/integration costs	(0.3)	(0.2)	(0.3)	(2.0)	(7.4)
Net pension/post-retirement gains	0.8	67.5	—	—	—
Venezuela devaluation/other impacts	—	(6.3)	—	(1.8)	(14.2)
Prior restructuring	—	—	5.7	(63.3)	—
Early termination of interest rate swap	—	—	(1.1)	—	—
Early debt retirement/duplicate interest	—	—	—	(14.4)	—
Voluntary retirement/reduction in force costs	—	—	—	—	0.1
Adjustments to valuation allowances and prior years tax accruals	7.7	8.3	7.0	(9.7)	6.1
Tax benefits - special foreign dividend	—	—	—	—	23.5
Total	$(102.2)	$(31.0)	$1.4	$(104.1)	$8.1

(g) Includes net of tax costs of $7.6, $3.4 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with certain information technology and related activities, which are included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, this includes net of tax costs of $0.8, $3.8 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income.

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

Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles for external purposes. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s assessment, management has concluded that internal control over financial reporting as of September 30, 2014 was effective. The Company’s internal control over financial reporting as of September 30, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Energizer Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Energizer Holdings, Inc. and its subsidiaries at September 30, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

St. Louis, Missouri
November 18, 2014

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

	FOR THE YEARS ENDED SEPTEMBER 30,
Statement of Earnings	2014	2013	2012
Net sales	$4,447.7	$4,466.0	$4,567.2
Cost of products sold	2,312.5	2,361.7	2,429.3
Gross profit	2,135.2	2,104.3	2,137.9
Selling, general and administrative expense	859.9	825.0	887.8
Advertising and sales promotion expense	492.9	439.9	449.5
Research and development expense	94.8	99.0	112.5
2013 restructuring	92.6	139.3	7.3
Net pension/post-retirement gains	(1.1)	(107.6)	—
Prior restructuring	—	—	(6.8)
Interest expense	122.6	130.5	127.3
Other financing items, net	—	10.3	(5.1)
Earnings before income taxes	473.5	567.9	565.4
Income taxes	117.4	160.9	156.5
Net earnings	$356.1	$407.0	$408.9
Earnings Per Share
Basic net earnings per share	$5.74	$6.55	$6.30
Diluted net earnings per share	$5.69	$6.47	$6.22

Statement of Comprehensive Income
Net earnings	$356.1	$407.0	$408.9
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(83.0)	4.6	(11.9)
Pension/postretirement activity, net of tax of ($11.6) in 2014, $18.9 in 2013 and ($14.4) in 2012	(24.6)	35.7	(24.8)
Deferred gain/(loss) on hedging activity, net of tax of $3.6 in 2014 $3.1 in 2013 and $1.6 in 2012	9.4	4.6	(0.4)
Total comprehensive income	$257.9	$451.9	$371.8

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share count and par values)

	SEPTEMBER 30,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$1,129.0	$998.3
Trade receivables, net	495.0	480.6
Inventories	616.9	616.3
Other current assets	488.7	473.2
Total current assets	2,729.6	2,568.4
Property, plant and equipment, net	751.7	755.6
Goodwill	1,487.4	1,475.8
Other intangible assets, net	1,847.3	1,835.5
Other assets	112.7	82.1
Total assets	$6,928.7	$6,717.4
Liabilities and Shareholders' Equity
Current liabilities
Current maturities of long-term debt	$230.0	$140.0
Notes payable	289.5	99.0
Accounts payable	397.1	340.4
Other current liabilities	657.1	574.0
Total current liabilities	1,573.7	1,153.4
Long-term debt	1,768.9	1,998.8
Other liabilities	1,063.8	1,111.6
Total liabilities	4,406.4	4,263.8
Shareholders' equity
Preferred stock, $.01 par value, none outstanding	—	—
Common stock, $.01 par value, 65,251,989 and 65,251,989
shares issued at 2014 and 2013, respectively	0.7	0.7
Additional paid-in capital	1,641.3	1,628.9
Retained earnings	1,373.0	1,144.1
Common stock in treasury, at cost, 3,427,639 and 2,927,695 shares at 2014 and
2013, respectively	(221.6)	(147.2)
Accumulated other comprehensive loss	(271.1)	(172.9)
Total shareholders' equity	2,522.3	2,453.6
Total liabilities and shareholders' equity	$6,928.7	$6,717.4

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012
Cash Flow from Operating Activities
Net earnings	$356.1	$407.0	$408.9
Adjustments to reconcile net earnings to net cash flow from operations:
Non-cash restructuring costs	4.7	42.9	—
Net pension/post-retirement gains	(1.1)	(107.6)	—
Depreciation and amortization	136.2	144.5	162.2
Deferred income taxes	3.2	43.3	(2.9)
Other non-cash charges	65.2	70.9	55.0
Other, net	(33.7)	(59.7)	(37.1)
Changes in assets and liabilities used in operations, net of effects of business acquisitions:
(Increase)/decrease in accounts receivable, net	(34.7)	181.8	38.2
Decrease/(increase) in inventories	22.4	45.1	(17.6)
Increase in other current assets	(84.2)	(45.8)	(11.6)
Increase in accounts payable	57.4	17.5	47.1
Increase/(decrease) in other current liabilities	80.5	10.1	(10.6)
Net cash flow from operating activities	572.0	750.0	631.6
Cash Flow from Investing Activities
Capital expenditures	(85.3)	(90.6)	(111.0)
Proceeds from sale of assets	9.1	1.8	19.3
Acquisitions, net of cash acquired	(187.1)	—	—
Other, net	(0.1)	(0.3)	(3.2)
Net cash used by investing activities	(263.4)	(89.1)	(94.9)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days, net of discount	—	—	498.6
Payment of debt issue cost	—	—	(4.3)
Cash payments on debt with original maturities greater than 90 days	(140.1)	(231.5)	(441.0)
Net increase/(decrease) in debt with original maturities of 90 days or less	194.2	(63.9)	100.9
Common stock purchased	(94.4)	—	(417.8)
Cash dividends paid	(123.9)	(105.6)	(24.9)
Proceeds from issuance of common stock	9.9	18.2	3.0
Excess tax benefits from share-based payments	6.6	5.3	2.2
Net cash used by financing activities	(147.7)	(377.5)	(283.3)
Effect of exchange rate changes on cash	(30.2)	(3.6)	(6.1)
Net increase in cash and cash equivalents	130.7	279.8	247.3
Cash and cash equivalents, beginning of period	998.3	718.5	471.2
Cash and cash equivalents, end of period	$1,129.0	$998.3	$718.5

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

	DOLLARS			SHARES
	2014	2013	2012	2014	2013	2012
Common stock:
Balance at beginning of year	$0.7	$1.1	$1.1	65,252	108,009	108,009
Treasury share retirement	—	(0.4)	—	—	(42,757)	—
Ending balance	0.7	0.7	1.1	65,252	65,252	108,009
Additional paid-in capital:
Balance at beginning of year	1,628.9	1,621.7	1,593.6
Activity under stock plans	12.4	7.2	28.1
Ending balance	1,641.3	1,628.9	1,621.7
Retained earnings:
Balance at beginning of year	1,144.1	2,993.2	2,613.0
Net earnings	356.1	407.0	408.9
Dividends to shareholders	(126.2)	(108.1)	(25.6)
Treasury share retirement	—	(2,146.1)	—
Activity under stock plans	(1.0)	(1.9)	(3.1)
Ending balance	1,373.0	1,144.1	2,993.2
Common stock in treasury:
Balance at beginning of year	(147.2)	(2,328.7)	(1,925.7)	(2,928)	(46,487)	(40,933)
Treasury stock purchased	(94.4)	—	(417.8)	(1,000)	—	(5,924)
Treasury share retirement	—	2,146.5	—	—	42,757	—
Activity under stock plans	20.0	35.0	14.8	500	802	370
Ending balance	(221.6)	(147.2)	(2,328.7)	(3,428)	(2,928)	(46,487)
Accumulated other comprehensive (loss)/income:
Cumulative translation adjustment:
Balance at beginning of year	4.8	0.2	12.1
Foreign currency translation adjustment	(83.0)	4.6	(11.9)
Ending balance	(78.2)	4.8	0.2
Pension/postretirement liability:
Balance at beginning of year	(178.2)	(213.9)	(189.1)
Pension/postretirement activity, net of tax	(24.6)	35.7	(24.8)
Ending balance, net of tax of ($106.5) in 2014, ($94.9) in 2013 and ($113.8) in 2012	(202.8)	(178.2)	(213.9)
Deferred gain/(loss) on hedging activity:
Balance at beginning of year	0.5	(4.1)	(3.7)
Activity, net of tax	9.4	4.6	(0.4)
Ending balance, net of tax of $4.6 in 2014, $1.0 in 2013 and ($2.1) in 2012	9.9	0.5	(4.1)
Total accumulated other comprehensive loss	(271.1)	(172.9)	(217.8)
Total shareholders' equity	$2,522.3	$2,453.6	$2,069.5

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

The financial statements and related footnote disclosures within this document do not include the potential future impact of the proposed spin-off transaction, if consummated. The effect of the proposed spin-off transaction could significantly change and materially impact future disclosures, accounting positions, results of operations, balance sheet and cash flow positions. See Note 3 of the Notes to Consolidated Financial Statements.

Preparation of the financial statements in conformity with generally accepted accounting principles in the U.S. (GAAP) requires Energizer Holdings, Inc. and its subsidiaries (the Company) to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to customer promotional programs and incentives, product returns, bad debts, the carrying value of inventories, intangible and other long-lived assets, income taxes, pensions and other postretirement benefits, share-based compensation, contingencies and acquisitions. Actual results could differ materially from those estimates. However, in regard to periodic impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections, changes in discount rates used in discounted cash flow models or changes in other assumptions used in estimating fair values, versus those anticipated at the time of the initial acquisition as well as subsequent estimated valuations, could result in impairment charges that may materially affect the financial statements in a given year.

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

Effective January 1, 2010, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. At September 30, 2014, the Company has net monetary assets in Venezuela of approximately $79. See Note 6 of the Notes to Consolidated Financial Statements.

Financial Instruments and Derivative Securities - The Company uses financial instruments, from time to time, in the management of foreign currency, interest rate and other risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes.

Foreign exchange (F/X) instruments, including currency forwards, are used primarily to reduce cash transaction exposures and, to a lesser extent, to manage other translation exposures. F/X instruments used are selected based on their risk reduction attributes, costs and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2014.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The Company also holds a derivative instrument contract to mitigate a portion of the risk associated with the change in the market value of its unfunded deferred compensation liabilities, which is tied to change in the market value of the Company's common stock.

The Company uses raw materials that are subject to price volatility. The Company may use hedging instruments as it desires to reduce exposure to variability in cash flows associated with future purchases of commodities. In September 2012, the Company discontinued hedge accounting treatment for its then-existing zinc contracts as these contracts no longer met the accounting requirements for classification as cash flow hedges because of an ineffective correlation to the underlying zinc exposure being hedged. There were no outstanding derivative contracts for the future purchases of commodities as of September 30, 2014.

Through December 2012, the Company had specific interest rate risk with respect to interest expense on the Company's term loan, which was fully repaid by the end of the first quarter of fiscal 2013. As a result, the then-existing interest rate swap agreement in place to hedge this specific risk was settled on November 30, 2012 for a $0.3 loss. This loss was included in interest expense in the Consolidated Statements of Earnings and Comprehensive Income. At September 30, 2014, the Company had $289.5 of variable rate debt outstanding.

For further discussion see Notes 13 and 16 of the Notes to Consolidated Financial Statements.

Cash Equivalents – Cash equivalents are all considered to be highly liquid investments with a maturity of three months or less when purchased. At September 30, 2014, the Company had $1,129.0 in available cash, substantially all of which was outside of the U.S. The Company has extensive operations, including a significant manufacturing footprint outside of the U.S. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on a significant portion of undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings indefinitely.

As of September 30, 2014, our unremitted cash in Venezuela had accumulated to approximately $83, or 7% of our total cash balance. There is substantial uncertainty with respect to the exchange rate that might apply to any future remittance of our local currency cash in Venezuela. As of September 30, 2014, we continue to value our Venezuela cash balance at the official exchange rate of 6.30 bolivars to one U.S. dollar. To date, we have not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange, if any, we would be able to transact through these alternative mechanisms is unclear. Due to the future uncertainty and volatility of the foreign exchange markets in Venezuela we believe that any future remittance of our local currency cash balances from Venezuela would be substantially less than the amount recorded as of September 30, 2014 on our Consolidated Balance Sheets per U.S. GAAP. As such, we cannot give assurance as to the exchange rate at which such balances might be converted in the future and/or when we might be able to repatriate such balances, if at all. U.S. GAAP does not permit the establishment of reserves against cash balances, and for this reason we have not done so.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

In connection with the feminine care brands acquisition, the Company recorded an increase in the estimated fair value of inventory acquired of $8.0, to bring the carrying value of the inventory purchased to an amount which approximated the estimated selling price of the finished goods on hand at the acquisition closing date less the sum of (a) costs to sell and distribute and (b) a reasonable profit allowance for these efforts by the acquiring entity. As the inventory was sold during the first and second quarter of fiscal 2014 the adjustments were charged to Cost of products sold in those respective periods.

Capitalized Software Costs – Capitalized software costs are included in other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Amortization expense was $2.5, $2.0, and $2.7 in fiscal 2014, 2013 and 2012, respectively.

Property, Plant and Equipment, net – Property, plant and equipment, net is stated at historical costs. Property, plant and equipment acquired as part of a business combination is recorded at estimated fair value. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the accompanying Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Depreciation is generally provided on the straight-line basis by charges to pre-tax earnings at rates based on estimated useful lives. Estimated useful lives range from two to 25 years for machinery and equipment and three to 30 years for buildings and building improvements. Depreciation expense was $120.3 in fiscal 2014, including accelerated depreciation charges of $4.7 related to our restructuring project. Depreciation expense was $164.7 in 2013, including non-cash asset impairment charges of $19.3 and accelerated depreciation charges of $23.6, collectively $42.9, related primarily to certain manufacturing assets including property, plant and equipment located at the facilities to be closed or streamlined, and $136.7 in 2012. See Note 5 of the Notes to Consolidated Financial Statements for further information on the 2013 restructuring project.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets – Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth fiscal quarter, or when indicators of a potential impairment are present. The estimated fair value of each reporting unit (Household Products and Personal Care) is estimated using valuation models that incorporate assumptions and projections of expected future cash flows and operating plans. Intangible assets with finite lives, and a remaining weighted average life of approximately thirteen years, are amortized on a straight-line basis over expected lives of five years to twenty years. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators.

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

In November 2012, the Company's Board of Directors authorized an enterprise-wide restructuring plan, which included the closure of certain Company facilities in fiscal 2013 and 2014. In January 2014, the Company's Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project. The Company recorded non-cash asset impairment charges of $19.3 for the twelve months ended September 30, 2013 related primarily to certain manufacturing assets including property, plant and equipment located at the facilities to be closed or streamlined. We do not believe our restructuring plan is likely to result in the impairment of any other material long-lived assets, other than this identified property, plant and equipment. See Note 5 of the Notes to Consolidated Financial Statements.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Under certain circumstances, we allow customers to return sun care products that have not been sold by the end of the sun care season, which is normal practice in the sun care industry. We record sales at the time the title, ownership and risk of loss pass to the customer. The terms of these sales vary but, in all instances, the following conditions are met: the sales arrangement is evidenced by purchase orders submitted by customers; the selling price is fixed or determinable; title to the product has transferred; there is an obligation to pay at a specified date without any additional conditions or actions required by the Company; and collectability is reasonably assured. Simultaneous with the sale, we reduce sales and cost of sales, and reserve amounts on our consolidated balance sheet for anticipated returns based upon an estimated return level, in accordance with GAAP. Customers are required to pay for the sun care product purchased during the season under the required terms. We generally receive returns of U.S. sun care products from September through January following the summer sun care season. We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season and inventory positions at key retailers as the sun care season progresses. We monitor shipment activity and inventory levels at key retailers during the season in an effort to identify potential returns issues. This allows the Company to manage shipment activity to our customers, especially in the latter stages of the sun care season, to reduce the potential for returned product. At September 30, 2014, the Company had a reserve for returns of $45.4 and $49.8 at September 30, 2013.

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

Share-Based Payments – The Company grants restricted stock equivalents, which generally vest over two to four years. A portion of the restricted stock equivalents granted provide for the issuance of common stock to certain managerial staff and executive management, if the Company achieves specified performance targets. The estimated fair value of each grant issued is estimated on the date of grant based on the current market price of the stock, as adjusted for the impact to the grant date fair value of the inclusion of a total shareholder return modifier for those performance awards containing such a provision. The total amount of compensation expense recognized reflects the initial assumption that target performance goals will be achieved. Compensation expense may be adjusted during the life of the performance grant based on management’s assessment of the probability that performance targets will be achieved. If such targets are not met or, it is determined that achievement of performance goals is not probable, compensation expense is adjusted to reflect the reduced expected payout level in the period the determination is made. If it is determined that the performance targets will be exceeded, additional compensation expense is recognized.

Estimated Fair Values of Financial Instruments – Certain financial instruments are required to be recorded at the estimated fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents and short-term borrowings, including notes payable, are recorded at cost, which approximates estimated fair value. The estimated fair values of long-term debt and financial instruments are disclosed in Note 16 of the Notes to Consolidated Financial Statements.

Reclassifications – Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – No new accounting pronouncements issued or effective during the fiscal year have had a material impact on the consolidated financial statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

On April 10, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (the revised standard). The revised standard changes today’s guidance and, in many cases, is expected to result in fewer disposals being presented as discontinued operations. The standard is effective for public companies for annual periods beginning after December 15, 2014 and is to be applied prospectively to all new disposals of components and new classifications as held for sale beginning in 2015 for most entities, with early adoption allowed in 2014. The Company’s first reporting date with the new standard will be December 31, 2015. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable.

On May 28, 2014, the FASB issued ASU No. 2104-09, Revenue for Contracts with customers, which provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The standard is effective for public companies for annual and interim periods beginning after December 15, 2016 and early adoption is not permitted. The Company’s first reporting date with the new standard will be December 31, 2017. The effects of this standard on our financial position, results of operations and cash flows are not yet known.

On August 28, 2014, the FASB issued ASU No. 2104-17, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires management to assess the Company's ability to continue as a going concern and to provide related disclosures in certain circumstances. The standard is effective for public companies for annual periods beginning after December 15, 2016 and early adoption is permitted. The Company’s first reporting date with the new standard will be September 30, 2017. We will evaluate the effects of this standard on our financial position, results of operations and cash flows as applicable.

(3) Proposed Spin-off Transaction

On April 28, 2014, the Board of Directors authorized management to pursue a plan to spin-off the Company’s Household Products business and thereby create two independent, publicly traded companies. The spin-off is planned as a tax-free spin-off to the Company’s shareholders and is expected to be completed by July 1, 2015. The proposed spin-off is subject to further due diligence as appropriate and customary conditions, including receipt of regulatory approvals, an opinion of counsel regarding the tax-free nature of the spin-off, the effectiveness of a Form 10 filing with the Securities and Exchange Commission, and final approval by the Company's Board of Directors.

We expect to file a Form 10 registration statement with the SEC in early calendar 2015.

The Company is incurring incremental costs to evaluate, plan and execute the transaction.   For the twelve months ended September 30, 2014, $44.7 of pre-tax charges were incurred and recorded in SG&A on the Consolidated Statements of Earnings and Comprehensive Income.

(4) Acquisition of Feminine Care Brands

In October 2013, the Company completed the acquisition of the Stayfree pad, Carefree liner and o.b. tampon feminine care brands in the U.S., Canada and the Caribbean from Johnson & Johnson for an aggregate cash purchase price of $187.1, inclusive of a $1.8 working capital adjustment, which was finalized and settled in April 2014. The Company financed the feminine care acquisition with approximately $135 of available foreign cash and $50 obtained from borrowings under the Company’s available committed bank facilities. Liabilities assumed as a result of the feminine care acquisition are limited primarily to certain employee benefit obligations. The Company combined these acquired brands within its existing feminine care business in the Personal Care segment. Combining these complementary businesses with our existing feminine care products provides the Company with brands in each of the key feminine hygiene categories. There are no contingent payments, options or commitments associated with the feminine care acquisition.

As of March 31, 2014, the purchase price allocation for the feminine care acquisition was complete. We have determined the fair values of assets acquired and liabilities assumed for purposes of allocating the purchase price, in accordance with accounting guidance for business combinations. The Company estimated a fair value adjustment for inventory based on the estimated selling price of the finished goods acquired at the closing date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. The fair value adjustment for the acquired equipment was established using both a cost and market approach. The fair values of the identifiable intangible assets were estimated using various valuation methods including discounted cash flows using both an income and cost approach.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The allocation of the purchase price was as follows:

Inventories	$44.4
Goodwill	28.0
Intangible assets	39.3
Other assets	5.1
Property, plant and equipment,net	95.1
Other liabilities	(4.5)
Pension/Other post-retirement benefits	(20.3)
Net assets acquired	$187.1

The purchased amortizable identifiable intangible assets are as follows:

	Total	Estimated Life
Customer relationships	$6.1	20 years
Technology and patents	3.0	7 years
Total	$9.1

Remaining intangible assets acquired are indefinite-lived intangible assets related to the acquired tradenames and will be fully allocated to the Personal Care segment.

Goodwill will be deductible for tax purposes and amortized over 14 to 15 years, depending on the statutory jurisdiction.

Pro forma revenue and operating results for the feminine care acquisition are not included as they are not considered material to the Consolidated Financial Statements.

(5) Restructuring

2013 Restructuring Project

In November 2012, the Company’s Board of Directors authorized an enterprise-wide restructuring plan and delegated authority to the Company’s management to determine the final actions with respect to this plan (2013 Restructuring project).
As previously disclosed, the primary objectives of the 2013 Restructuring project included reduction in workforce, consolidation of G&A functional support across the organization, reduced overhead spending, creation of a center-led purchasing function, and rationalization and streamlining of the Household Products operations facilities, product portfolio and marketing organization.
In January 2014, the Company's Board of Directors authorized an expansion of scope of the previously announced 2013 restructuring project and delegated authority to the Company's management to determine the final actions with respect to the plan. As a result of the expanded scope of the Company's restructuring efforts, incremental costs will be incurred to successfully execute the program. Total project restructuring costs are estimated to increase from the original outlook of $250 to approximately $350.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

For the twelve months ended September 30, 2014 and 2013, the Company recorded pre-tax expense related to the 2013 restructuring project. The Company does not include the 2013 restructuring project costs in the results of its reportable segments. The estimated impact of allocating such charges to segment results would have been as follows:

	Twelve Months Ended September 30, 2014
	Personal Care	Household Products	Corporate	Total
Severance and related benefit costs	$20.7	$11.1	$0.8	$32.6
Accelerated depreciation	0.6	4.1	—	4.7
Consulting, program management and other exit costs	26.9	25.1	0.9	52.9
Net loss on asset sale	—	2.4	—	2.4
Total	$48.2	$42.7	$1.7	$92.6

	Twelve Months Ended September 30, 2013
	Personal Care	Household Products	Corporate	Total
Severance and related benefit costs	$6.0	$42.3	$1.0	$49.3
Non-cash asset impairment	—	19.3	—	19.3
Accelerated depreciation	—	23.6	—	23.6
Consulting, program management and other exit costs	9.0	36.1	2.0	47.1
Total	$15.0	$121.3	$3.0	$139.3

The 2013 restructuring costs are reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $11.8 and $5.2 for the twelve months ended September 30, 2014 and 2013, respectively, associated with certain information technology enablement activities related to our restructuring initiatives were included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Also, pre-tax costs of $1.0 and $6.1, for the twelve months ended September 30, 2014 and 2013, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring project. In fiscal 2012 the Company recorded $7.3 of costs associated with consulting activities related to the 2013 restructuring project.

Total project-to-date costs associated with the 2013 restructuring project are approximately $260, of which, approximately $48 relates to non-cash asset impairment and accelerated depreciation charges, approximately $82 relates to severance and related benefit costs, and approximately $132 relates to consulting, program management and other exit costs. Consulting, program management and other exit costs are inclusive of approximately $17 in certain information technology enablement costs (included in SG&A) and approximately $7 in obsolescence charges (included in Cost of products sold), both of which are considered part of the overall restructuring project.

Pre-tax restructuring costs for the total project are estimated to be $350.

A summary of the estimated remaining costs for the 2013 restructuring is as follows. Totals, as well as category ranges, are estimates.

•	Approximately $5-$10 related to plant closure and accelerated depreciation charges,

•	Approximately $30-$40 related to severance and related benefit costs,

•	Approximately $5-$10 related to consulting and program management, and

•	Approximately $30-$35 related to other restructuring related costs.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table summarizes the 2013 restructuring project activity for the twelve months ended September 30, 2014.

				Utilized
	October 1, 2013	Charge to Income	Other (a)	Cash	Non-Cash	September 30, 2014
Severance & Termination Related Costs	$16.3	$32.6	$(0.7)	$(26.1)	$—	$22.1
Accelerated Depreciation	—	4.7	—	—	(4.7)	—
Other Costs	4.3	52.9	(0.1)	(50.1)	(2.7)	4.3
Net loss on asset sale	—	2.4	—	4.9	(7.3)	—
Total	$20.6	$92.6	$(0.8)	$(71.3)	$(14.7)	$26.4
(a) Includes the impact of currency translation.

2011 Household Products Restructuring

For the twelve months ended September 30, 2012, our prior Household Products restructuring activities generated pre-tax income of $6.8, which was driven by the $13 gain on the sale of our former battery manufacturing facility in Switzerland. This plant was closed in fiscal 2011. This gain was partially offset by $6 of additional restructuring costs in fiscal 2012. The net amount is included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income.

(6) Venezuela

Effective January 1, 2010 and continuing through September 30, 2014, the financial statements for our Venezuela subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy based on the use of the blended National Consumer Price Index in Venezuela. Under GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into our reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such times as the economy is no longer considered highly inflationary.

On February 13, 2013, the Venezuela government devalued the Bolivar Fuerte relative to the U.S. dollar. The revised official exchange rate moved from 4.30 bolivars per U.S. dollar to an exchange rate of 6.30 bolivars per U.S. dollar. The Central Government also suspended the alternate currency market administered by the central bank known as SITME that made U.S. dollars available at a rate higher than the previous official rate, generally in the range of 5.50 bolivars per U.S. dollar. As a result of the devaluation noted above and the elimination of the SITME market, the Company revalued its net monetary assets at March 31, 2013 using the revised official rate of 6.30 bolivars per U.S. dollar. Thus, the Company recorded a devaluation charge of approximately $6 during the second fiscal quarter of fiscal 2013, due primarily to the devaluation of local currency cash balances. This charge was included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. The official exchange rate is determined and administered by the Cadivi/Cencoex System (the National Center for International Trade that administers the authorization for the acquisition and the actual payment of foreign currency conducted for essential imports).

On January 24, 2014, the Venezuelan government issued Exchange Agreement No. 25, which stated the rate of exchange established in the most recent SICAD I auction will be used for payments related to international investments, royalties and the use and exploitation of patents, trademarks, licenses, franchises and technology.

On March 10, 2014, the Venezuelan government announced the inception of the SICAD II program as an additional mechanism to purchase foreign currency. The SICAD II program does not supersede the Cadivi/Cencoex for essential imports (currently at 6.30 bolivars per U.S. dollar) nor SICAD I (equal to 12.00 bolivars per U.S. dollar as of September 30, 2014).

Thus far, the Company has not been invited to participate in the SICAD I auction process nor chosen to utilize the SICAD II auction system. Whether we will be able to access or participate in either SICAD system in the foreseeable future or what volume of currency exchange we would be able to transact through these alternative mechanisms is unknown at the present time. We continue to monitor these situations, including the impact restrictions may have on our future business operations. At

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

this time, the Company is unable to predict with any degree of certainty how recent and future developments in Venezuela will affect our Venezuela operations.

For all of fiscal 2014, the Company’s overall results in Venezuela are reflected in the Consolidated Financial Statements at the official exchange rate equal to 6.30 bolivars per U.S. dollar. During fiscal year 2014, the Company received approximately $9.5 of payments at the 6.30 per U.S. dollar rate for household and personal care products previously imported in accordance with Non National Production Certificates (CNP) executed between the Company and the Venezuela government. In addition, the Company is awaiting payment for an additional $5.6 as of September 30, 2014 (at the 6.30 per U.S. dollar rate) for household and personal care products imported in accordance with the second CNP executed between the Company and the Venezuela government.

Depending on the ultimate transparency and liquidity of the SICAD I and II markets, it is possible that in future periods the Company may need to remeasure a portion or substantially all of its net monetary balances at a rate other than the official exchange rate of 6.30 currently being used. To the extent that the SICAD I or II rates are higher than the official exchange rate at the time our net monetary balances are remeasured, this could result in an additional devaluation charge, which could be material. In addition, operating results translated using a rate higher than the official exchange rate of 6.30 bolivars to one U.S. dollar would result in a reduction in earnings, which could be material.

At September 30, 2014, the Company had approximately $79 in net monetary assets in Venezuela at the official exchange rate of 6.30 to one U.S. dollar. However, due to the future uncertainty and volatility of the foreign exchange markets in Venezuela, we believe that any future remittance of our local currency cash balances from Venezuela would be substantially less than the amount recorded as of September 30, 2014 on our Consolidated Balance Sheets per U.S. GAAP. As such, we cannot give assurance as to the exchange rate at which such balances might be converted in the future and/or when we might be able to repatriate such balances, if at all. U.S. GAAP does not permit the establishment of reserves against cash balances, and for this reason we have not done so. Our inability to convert such balances into U.S. dollars at a favorable exchange rate and to repatriate them could have a material effect on the results of our operations.

Transactions executed through SICAD I and SICAD II auctions as of September 30, 2014 were at a rate of 12.00 and 49.98 Bolivares Fuertes to one U.S. dollar, respectively. If the Company were to revalue at either the SICAD I and SICAD II rates, the estimated pre-tax devaluation charge of its net monetary assets as compared to the official exchange rate of 6.30 bolivars to one U.S. dollar would equal approximately $38 and $69, respectively.

Net sales for Venezuela represented approximately 1.3% of consolidated net sales and Venezuela net income contributed approximately $0.20 to our total consolidated earnings per diluted share for the year ended September 30, 2014.

(7) Goodwill and Intangible Assets

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but reviewed annually for impairment of value or when indicators of a potential impairment are present. As part of our business planning cycle, we performed our annual impairment testing for our Household Products and Personal Care reporting units in the fourth quarter of fiscal 2014, 2013 and 2012. There were no indications of impairment of goodwill noted during this testing.

The following table represents the carrying amount of goodwill by segment at September 30, 2014:

	Household Products	Personal Care	Total
Balance at October 1, 2013	$37.2	$1,438.6	$1,475.8
Feminine care acquisition	—	28.0	28.0
Cumulative translation adjustment	(0.1)	(16.3)	(16.4)
Balance at September 30, 2014	$37.1	$1,450.3	$1,487.4

The Company had indefinite-lived intangible assets of $1,727.1 ($1,647.0 in Personal Care and $80.1 in Household Products) at September 30, 2014 and $1,703.9 at September 30, 2013. The increase of $23.2 is due to the feminine care acquisition of $30.2 and changes in foreign currency translation rates.

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

Total amortizable intangible assets at September 30, 2014 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Tradenames / Brands	$18.6	$13.0	$5.6
Technology and patents	78.0	62.4	15.6
Customer-related / Other	166.1	67.1	99.0
Total amortizable intangible assets	$262.7	$142.5	$120.2

Amortizable intangible assets, with a weighted average remaining life of approximately thirteen years, are amortized on a straight-line basis over expected lives of five years to twenty years.

Amortization expense for intangible assets totaled $17.9 for the current year. Estimated amortization expense for amortizable intangible assets for the years ending September 30, 2015, 2016, 2017, 2018 and 2019 is $15.8, $15.8, $15.4, $7.9 and $6.6, respectively, and $58.7 thereafter.

(8) Income Taxes

The provisions for income taxes consisted of the following for the years ended September 30:

	2014	2013	2012
Currently payable:
United States - Federal	$45.1	$45.1	$72.8
State	7.0	6.4	6.5
Foreign	62.1	66.1	80.1
Total current	114.2	117.6	159.4
Deferred:
United States - Federal	2.7	37.0	(2.9)
State	0.2	2.4	(0.2)
Foreign	0.3	3.9	0.2
Total deferred	3.2	43.3	(2.9)
Provision for income taxes	$117.4	$160.9	$156.5

The source of pre-tax earnings was:

	2014	2013	2012
United States	$92.7	$247.3	$178.3
Foreign	380.8	320.6	387.1
Pre-tax earnings	$473.5	$567.9	$565.4

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

A reconciliation of income taxes with the amounts computed at the statutory federal income tax rate follows:

	2014		2013		2012
Computed tax at federal statutory rate	$165.7	35.0%	$198.8	35.0%	$197.9	35.0%
State income taxes, net of federal tax benefit	2.0	0.4	5.5	1.0	4.1	0.7
Foreign tax less than the federal rate	(56.9)	(12.0)	(47.1)	(8.3)	(55.6)	(9.8)
Adjustments to prior years' tax accruals	(7.7)	(1.6)	(8.3)	(1.5)	(7.0)	(1.2)
Other taxes including repatriation of foreign earnings	15.2	3.2	17.4	3.1	16.2	2.9
Nontaxable share option	(4.3)	(0.9)	(5.4)	(1.0)	(2.0)	(0.4)
Other, net	3.4	0.8	—	—	2.9	0.5
Total	$117.4	24.9%	$160.9	28.3%	$156.5	27.7%

The deferred tax assets and deferred tax liabilities recorded on the balance sheet at September 30 for the years indicated are as follows and include current and noncurrent amounts:

	2014	2013
Deferred tax liabilities:
Depreciation and property differences	$(77.3)	$(83.8)
Intangible assets	(623.8)	(580.7)
Other tax liabilities	(11.6)	(8.5)
Gross deferred tax liabilities	(712.7)	(673.0)
Deferred tax assets:
Accrued liabilities	122.5	104.4
Deferred and stock-related compensation	81.4	102.5
Tax loss carryforwards and tax credits	13.4	10.4
Intangible assets	45.7	17.1
Postretirement benefits other than pensions	2.9	2.6
Pension plans	111.1	81.3
Inventory differences	4.4	28.6
Other tax assets	20.9	5.6
Gross deferred tax assets	402.3	352.5
Valuation allowance	(13.3)	(9.5)
Net deferred tax liabilities	$(323.7)	$(330.0)

There were no material tax loss carryforwards that expired in fiscal 2014. Future expirations of tax loss carryforwards and tax credits, if not utilized, are not material from 2015 through 2017, for 2018 the value at September 30, 2014 was $8.0. For years subsequent to 2019 or for tax loss carryforwards and tax credits that have no expiration, the value at September 30, 2014 was $5.1. The valuation allowance is attributed to tax loss carryforwards and tax credits outside the U.S.

We regularly repatriate a portion of current year earnings from select non U.S. subsidiaries. Generally, these non-U.S. subsidiaries are in tax jurisdictions with effective tax rates that do not result in materially higher U.S. tax provisions related to the repatriated earnings. No provision is made for additional taxes on undistributed earnings of foreign affiliates that are intended and planned to be indefinitely invested in the affiliate. We intend to, and have plans to, reinvest these earnings indefinitely in our foreign subsidiaries to, amongst other things, fund local operations, including a substantial manufacturing footprint in Asia, fund pension and other post retirement obligations, fund capital projects and to support foreign growth initiatives including potential acquisitions, such as the foreign cash utilized to fund a portion of the October 2013 feminine care brand acquisition. At September 30, 2014, approximately $1,760 of foreign subsidiary earnings was considered indefinitely invested in those businesses. We estimate that the U.S. federal income tax liability that could potentially arise if indefinitely invested earnings of foreign subsidiaries were repatriated in full to the U.S. would be significant. While it is not practical to

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

calculate a specific potential U.S. tax exposure due to changing statutory rates in foreign jurisdictions over time, as well as other factors, we estimate the range of potential U.S. tax may be in excess of $250, if all undistributed earnings were repatriated assuming foreign cash was available to do so. Applicable U.S. income and foreign withholding taxes would be provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

Unrecognized tax benefits activity for the years ended September 30, 2014 and 2013 are summarized below:

	2014	2013
Unrecognized tax benefits, beginning of year	$37.3	$41.0
Additions based on current year tax positions and acquisitions	4.2	3.4
Reductions for prior year tax positions	(0.1)	(0.3)
Settlements with taxing authorities/statute expirations	(3.6)	(6.8)
Unrecognized tax benefits, end of year	$37.8	$37.3

Included in the unrecognized tax benefits noted above are $32.1 of uncertain tax positions that would affect the Company’s effective tax rate, if recognized. The Company does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payments are not anticipated within one year.

The Company classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The accrued interest and penalties are not included in the table above. The Company accrued approximately $10.4 of interest, (net of the deferred tax asset of $3.8) and $2.8 of penalties at September 30, 2014, and $9.6 of interest, (net of the deferred tax asset of $3.4) and $2.8 of penalties at September 30, 2013. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount previously taken or expected to be taken in the Company’s tax returns.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where the Company has operations. U.S. federal income tax returns for tax years ended September 30, 2007 and after remain subject to examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to state and local income tax examinations for years before September 30, 2004. The status of international income tax examinations varies by jurisdiction. At this time, the Company does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

(9) Earnings Per Share

For each period presented below, basic earnings per share is based on the average number of shares outstanding during the period. Diluted earnings per share is based on the average number of shares used for the basic earnings per share calculation, adjusted for the dilutive effect of stock options and restricted stock equivalents.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table sets forth the computation of basic and diluted earnings per share:

(in millions, except per share data)	FOR THE YEARS ENDED SEPTEMBER 30,
	2014	2013	2012
Numerator:
Net earnings for basic and dilutive earnings per share	$356.1	$407.0	$408.9
Denominator:
Weighted-average shares - basic	62.0	62.1	64.9
Effect of dilutive securities:
Stock options	—	0.1	0.2
Restricted stock equivalents	0.6	0.7	0.6
Total dilutive securities	0.6	0.8	0.8
Weighted-average shares - diluted	62.6	62.9	65.7
Basic net earnings per share	$5.74	$6.55	$6.30
Diluted net earnings per share	$5.69	$6.47	$6.22

At September 30, 2014 and 2013, there were no shares considered anti-dilutive. At September 30, 2012 approximately 0.4 anti-dilutive securities were not included in the diluted net earnings per share calculations. In the event the potentially dilutive securities are anti-dilutive on net earnings per share (i.e., have the effect of increasing earnings per share because the exercise price is higher than the current share price), the impact of the potentially dilutive securities is not included in the computation.

(10) Share-Based Payments

The Company's Incentive Stock Plan was initially adopted by the Board of Directors in March 2000 and approved by shareholders at the 2001 Annual Meeting of Shareholders. This plan was superseded in January 2009 as the Board of Directors approved a new plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders (the "2009 Plan"). New awards granted after January 2009 are issued under the 2009 Plan. Under the 2009 Plan, awards of restricted stock, restricted stock equivalents or options to purchase the Company's common stock (ENR stock) may be granted to directors, officers and employees. The 2009 Plan was amended and restated by approval of the shareholders at the January 2011 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 8.0 million. A second amendment and restatement to the Plan was approved by the shareholders at the January 2014 Annual Meeting of Shareholders to set the maximum number of shares authorized for issuance under the plan to 12.0 million. For purposes of determining the number of shares available for future issuance under the 2009 Plan, as amended and restated, awards of restricted stock and restricted stock equivalents reduce the shares available for future issuance by 1.95 for every one share awarded. Options awarded reduce the number of shares available for future issuance on a one-for-one basis. At September 30, 2014, 2013, and 2012 there were 6.2 million, 2.7 million and 3.3 million shares, respectively, available for future awards under the 2009 Plan, as amended and restated. Since the original plan has been superseded, no further shares under this original plan were available for future awards after the adoption of the 2009 plan, as amended and restated.

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

Through December 31, 2012, the Company permitted employee deferrals of bonus and, in the past, permitted deferrals of retainers and fees for directors, under the terms of its Deferred Compensation Plan. Under this plan, employees or directors, that deferred amounts into the Energizer Common Stock Unit Fund were credited with a number of stock equivalents based on the estimated fair value of ENR stock at the time of deferral. In addition, the participants were credited with an additional number of stock equivalents, equal to 25% for employees and 33% for directors, of the amount deferred. This additional match vested immediately for directors and vests three years from the date of initial crediting for employees. Effective January 1, 2011, the 33% match for directors was eliminated for future deferrals. Effective January 1, 2013, future deferrals of compensation by employees is no longer permitted, thus eliminating any further Company matching for employee deferrals as well. Effective November 2014, amounts credited to the Deferred Compensation Plan may no longer be denominated in stock equivalents for

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

any participant other than a member of the board of directors (including officer directors). This plan is reflected in Other liabilities on the Consolidated Balance Sheets.

The Company uses the straight-line method of recognizing compensation cost. Total compensation cost charged against income for the Company’s share-based compensation arrangements was $30.5, $33.0, and $44.9 for the years ended September 30, 2014, 2013 and 2012, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $11.4, $12.3, and $16.8 for the years ended September 30, 2014, 2013 and 2012, respectively. Restricted stock issuance and shares issued for stock option exercises under the Company’s share-based compensation program are generally issued from treasury shares.

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

As of September 30, 2014, the aggregate intrinsic value of stock options outstanding and stock options exercisable were each $3.9. The aggregate intrinsic value of stock options exercised for the years ended September 30, 2014, 2013 and 2012 was $9.6, $15.7, and $3.4, respectively. When valuing new grants, Energizer uses an implied volatility, which reflects the expected volatility for a period equal to the expected life of the option. No new option awards have been granted since October 2009.

As of September 30, 2014, there are no unrecognized compensation costs related to stock options granted. For outstanding non-qualified stock options, the weighted-average remaining contractual life is 4.9 years.

The following table summarizes non-qualified ENR stock option activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Exercise Price
Outstanding on October 1, 2013	0.24	$59.57
Exercised	(0.17)	$57.38
Outstanding on September 30, 2014	0.07	$65.14
Exercisable on September 30, 2014	0.07	$65.14

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

In November 2011, the Company granted RSE awards to certain employees which included approximately 310,000 shares that in most cases vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to senior executives totaling approximately 435,700 shares which vested as follows: 1) 30% of the total restricted stock equivalents granted, or approximately 127,400, net of forfeitures, vested in most cases on the third anniversary of the date of the grant; 2) approximately 155,900 shares vested on November 12, 2014 based on the Company's compound annual growth rate for earnings per share as defined in the incentive plan (EPS CAGR) for the three year period ended on September 30, 2014. Under the terms of the performance award, 63% of the performance grant vested based on an 8.3% three year EPS CAGR.

In December 2012, the Company granted RSE awards to a group of key employees which included approximately 188,300 shares that vest ratably over four years or upon death or change of control. At the same time, the Company granted two RSE awards to a group of key executives. One grant includes approximately 94,100 shares and vests, in most cases, on the third anniversary of the date of grant or upon death or change of control. The second grant includes approximately 205,600 shares, which vests on the date that the Company publicly releases its earnings for its 2015 fiscal year, contingent upon achievement of performance targets with respect to adjusted cumulative earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted return on invested capital, weighted equally, and subject to adjustment based on relative total shareholder return during the three year performance period based on a relevant group of industrial and consumer goods companies. In addition, the terms of the performance awards provide that the awards vest upon death and in some instances upon change of control and potential pro rata vesting for retirement based on age and service requirements. The total performance awards expected to vest will be amortized over the vesting period. The closing stock price on the date of the grant used to determine the award estimated fair value was $81.45. The awards that are contingent upon achievement of performance targets have a 7% fair value premium to the closing stock price on the date of the grant based on a simulation of outcomes under the relative total shareholders' return metric required by the Accounting Standards Codification ("ASC") section 718.

In November 2013, which is fiscal 2014, the Company granted RSE awards to a group of key employees which included approximately 179,800 shares that vest ratably over four years or upon death, disability or change of control. At the same time, the Company granted two RSE awards to a group of key executives. One grant includes approximately 39,800 shares and vests on the third anniversary of the date of grant or upon death, disability or change of control and potential pro rata vesting for retirement based on age and service requirements. The second grant includes approximately 238,600 shares, which vests on the date that the Company publicly releases its earnings for its 2016 fiscal year, contingent upon achievement of performance targets with respect to adjusted cumulative earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted return on invested capital, weighted equally, and subject to adjustment based on relative total shareholder return during the three year performance period based on a relevant group of industrial and consumer goods companies. In addition, the terms of the performance awards provide that the awards vest upon death, disability, and in some instances upon change of control and potential pro rata vesting for retirement based on age and service requirements. The total performance awards expected to vest will be amortized over the vesting period. The closing stock price on the date of the grant used to determine the award estimated fair value was $101.56. The awards that are contingent upon achievement of performance targets have a 5% fair value premium added to the closing stock price on the date of the grant based on a simulation of outcomes under the relative total shareholders' return metric required by the Accounting Standards Codification ("ASC") section 718.

In November 2014, which is fiscal 2015, the Company granted RSE awards to a group of key employees which included approximately 146,300 shares that vest ratably over four years or upon death, disability or change of control. The Company granted RSE awards to a group of key executives totaling 113,300 shares which vest on the second anniversary of the date of the grant or upon death, disability or change of control and potential pro rata vesting for retirement based on age and service requirements. The closing stock price on the date of the grant used to determine the award estimated fair value was $128.47.

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

The following table summarizes RSE activity during the current fiscal year (shares in millions):

	Shares	Weighted-Average Grant Date Estimated Fair Value
Nonvested RSE at October 1, 2013	1.64	$75.75
Granted	0.48	104.22
Vested	(0.47)	73.71
Canceled	(0.24)	77.51
Nonvested RSE at September 30, 2014	1.41	$85.81

As of September 30, 2014, there was an estimated $25.5 of total unrecognized compensation costs related to RSE granted to date, which will be recognized over a weighted-average period of approximately 1.1 years. The amount recognized may vary as vesting for a portion of the awards depends on the achievement of the established performance targets. The weighted-average estimated fair value for RSE granted in fiscal 2014, 2013 and 2012 was $104.2, $84.3, and $70.3, respectively. The estimated fair value of RSE vested in fiscal 2014, 2013 and 2012 was $47.2, $46.7, and $29.3, respectively.

(11) Pension Plans and Other Postretirement Benefits

The Company has several defined benefit pension plans covering substantially all of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based, in certain circumstances, on years of service and on earnings.

In the first quarter of fiscal 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned at that date by active participants under the legacy Energizer U.S. pension plans was frozen and future service benefits are no longer being accrued under these retirement programs. For the twelve months ended September 30, 2013, the Company recorded a non-cash, pre-tax curtailment gain of $37.4 as a result of this plan change.

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

The combined impact of the non-cash gains associated with the pension and other postretirement benefit changes noted above, which was $107.6 pre-tax, was reported on a separate line item in the Consolidated Statement of Earnings and Comprehensive Income.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and, therefore, are not included in the information presented in the following tables.

As a result of the feminine care acquisition, the Company assumed certain pension and post-retirement obligations of approximately $20 related to the plans in place.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,
	Pension		Postretirement
	2014	2013	2014	2013
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	$1,308.3	$1,396.9	$9.4	$39.7
Service cost	14.4	27.1	2.0	0.4
Interest cost	54.6	48.5	0.8	1.4
Plan participants' contributions	0.3	0.3	—	2.8
Actuarial loss/(gain)	86.7	(68.5)	(2.5)	(0.2)
Benefits paid, net	(91.3)	(87.4)	(1.6)	(5.8)
Plan amendments	—	—	(0.3)	(3.3)
Plan curtailments	(6.1)	(6.0)	(1.2)	(25.2)
Plan settlements	(1.6)	(6.4)	—	—
Net transfer due to acquisition	9.2	—	10.5	—
Foreign currency exchange rate changes	(17.8)	3.8	(0.9)	(0.4)
Projected Benefit Obligation at end of year	$1,356.7	$1,308.3	$16.2	$9.4
Change in Plan Assets
Estimated fair value of plan assets at beginning of year	$1,012.3	$937.2	$—	$0.4
Actual return on plan assets	86.4	103.9	—	—
Company contributions	39.1	66.1	1.6	2.6
Plan participants' contributions	0.3	0.3	—	2.8
Plan settlements	(1.6)	(6.4)	—	—
Benefits paid	(91.3)	(87.4)	(1.6)	(5.8)
Foreign currency exchange rate changes	(7.9)	(1.4)	—	—
Estimated fair value of plan assets at end of year	$1,037.3	$1,012.3	$—	$—
Funded status at end of year	$(319.4)	$(296.0)	$(16.2)	$(9.4)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Equity.

	September 30,
	Pension		Postretirement
	2014	2013	2014	2013
Amounts Recognized in the Consolidated Balance Sheets
Noncurrent assets	$8.1	$13.6	$—	$—
Current liabilities	(6.7)	(6.6)	(0.3)	(1.7)
Noncurrent liabilities	(320.8)	(303.0)	(15.9)	(7.7)
Net amount recognized	$(319.4)	$(296.0)	$(16.2)	$(9.4)
Amounts Recognized in Accumulated Other Comprehensive Loss
Net loss/(gain)	$308.5	$269.5	$(4.4)	$(2.2)
Prior service cost/(credit)	0.3	0.5	(0.3)	0.1
Net amount recognized, pre-tax	$308.8	$270.0	$(4.7)	$(2.1)

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Pre-tax changes recognized in other comprehensive income for the year ended September 30, 2014 are as follows:

	Pension	Postretirement
Changes in plan assets and benefit obligations recognized in other comprehensive loss
Prior service cost from plan recent amendment	$—	$(0.3)
Net loss/(gain) arising during the year	63.4	(2.5)
Effect of exchange rates	(5.6)	0.1
Amounts recognized as a component of net periodic benefit cost
Amortization or curtailment recognition of prior service cost	(0.3)	—
Amortization or settlement recognition of net (loss)/gain	(18.7)	0.1
Total recognized in other comprehensive income	$38.8	$(2.6)

The Company expects to contribute $23.6 to its pension plans and $0.3 to its postretirement plans in fiscal 2015.

The Company’s expected future benefit payments are as follows:

For The Years Ending September 30,
	Pension	Postretirement
2015	$80.7	$0.3
2016	$79.9	$0.3
2017	$80.9	$0.4
2018	$86.6	$0.5
2019	$81.4	$0.5
2019 to 2023	$398.9	$3.2

The accumulated benefit obligation for defined benefit pension plans was $1,322.1 and $1,280.3 at September 30, 2014 and 2013, respectively. The following table shows pension plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,
	2014	2013
Projected benefit obligation	$1,210.6	$1,178.1
Accumulated benefit obligation	$1,186.6	$1,162.6
Estimated fair value of plan assets	$883.1	$868.5

Pension plan assets in the U.S. plan represent approximately 80% of assets in all of the Company’s defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are approximately: (a) equities, including U.S. and foreign: 62%, (b) debt securities, including U.S. bonds: 37% and (c) other: 1%. Actual allocations at September 30, 2014 approximated these targets. The U.S. plan held no shares of Company common stock at September 30, 2014. Investment objectives are similar for non-U.S. pension arrangements, subject to local regulations.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table presents pension and postretirement expense:

	FOR THE YEARS ENDED SEPTEMBER 30,
	Pension			Postretirement
	2014	2013	2012	2014	2013	2012
Service cost	$14.4	$27.1	$26.7	$2.0	$0.4	$0.5
Interest cost	54.6	48.5	55.8	0.8	1.4	2.3
Expected return on plan assets	(69.3)	(67.4)	(63.0)	—	—	—
Amortization of unrecognized prior service cost	0.3	(0.2)	(5.5)	—	(3.7)	(2.6)
Recognized net actuarial loss/(gain)	18.5	28.9	20.3	(0.1)	(2.0)	(2.1)
Curtailment/other (gain)/loss recognized	—	(37.4)	—	(1.1)	(72.2)	—
Settlement loss recognized	0.2	2.2	2.0	—	—	—
Net periodic benefit cost	$18.7	$1.7	$36.3	$1.6	$(76.1)	$(1.9)

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2015, are as follows:

	Pension	Postretirement
Net actuarial (loss)/gain	$(9.9)	$0.9
Prior service (cost)/credit	$(0.3)	$0.1

Effective January 1, 2014, benefits under the U.S. pension plan were frozen and future service benefits are no longer being accrued. As a result, the amortization period for unrecognized gains and losses was changed for fiscal 2015 and beyond from the average remaining service period of active employees to the average remaining life expectancy of all plan participants. Because unrecognized losses currently exist, this change will result in a decrease in future pension expense due to the longer amortization period being applied.

The following table presents assumptions, which reflect weighted-averages for the component plans, used in determining the above information:

	September 30,
	Pension		Postretirement
	2014	2013	2014	2013
Plan obligations:
Discount rate	3.7%	4.3%	3.7%	4.9%
Compensation increase rate	3.0%	2.5%	N/A	N/A
Net periodic benefit cost:
Discount rate	4.3%	3.6%	4.9%	3.9%
Expected long-term rate of return on plan assets	7.3%	7.3%	N/A	3.0%
Compensation increase rate	3.1%	2.5%	N/A	N/A

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described above. Specifically, for the U.S., which constitutes over 80% of our total assets, the expected return on equities is approximately 8.4%, and the expected return on debt securities (including government and corporate bonds) is approximately 3.5%.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table sets forth the estimated fair value of the Company’s pension assets as of September 30, 2014 and 2013 segregated by level within the estimated fair value hierarchy. Refer to Note 16 of the Notes to Consolidated Financial Statements for further discussion on the estimated fair value hierarchy and estimated fair value principles.

	2014 Pension Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$262.2	$78.6	$340.8
International Equity	39.6	264.4	304.0
DEBT
U.S. Gov't	—	317.5	317.5
Other Gov't	—	36.8	36.8
Corporate	—	26.7	26.7
CASH & CASH EQUIVALENTS	5.1	—	5.1
OTHER	—	6.4	6.4
TOTAL	$306.9	$730.4	$1,037.3

	2013 Pension Assets
ASSETS AT ESTIMATED FAIR VALUE	Level 1	Level 2	Total
EQUITY
U.S. Equity	$259.7	$91.4	$351.1
International Equity	17.5	292.0	309.5
DEBT
U.S. Gov't	—	253.5	253.5
Other Gov't	—	25.2	25.2
Corporate	—	29.4	29.4
CASH & CASH EQUIVALENTS	1.7	36.1	37.8
OTHER	—	5.8	5.8
TOTAL	$278.9	$733.4	$1,012.3

There were no Level 3 pension assets at September 30, 2014 and 2013.

The Company had no postretirement plan assets at September 30, 2014 and September 30, 2013.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(12) Defined Contribution Plan

The Company sponsors a defined contribution plan, which extends participation eligibility to the vast majority of U.S. employees. Effective January 1, 2014, the Company matches 100% of participant’s before-tax or Roth contributions up to 6% of eligible compensation. Amounts charged to expense during fiscal 2014, 2013, and 2012 were $13.7, $9.3, and $9.3, respectively, and are reflected in SG&A and Cost of products sold in the Consolidated Statements of Earnings and Comprehensive Income.

(13) Debt

Notes payable at September 30, 2014 and 2013 consisted of notes payable to financial institutions with original maturities of less than one year of $289.5 and $99.0, respectively, and had a weighted-average interest rate of 2.1% and 3.6%, respectively.

The detail of long-term debt at September 30 for the year indicated is as follows:

	2014	2013
Private Placement, fixed interest rates ranging from 5.2% to 6.6%, due 2014 to 2017	$900.0	$1,040.0
Senior Notes, fixed interest rate of 4.7%, due 2021	600.0	600.0
Senior Notes, fixed interest rate of 4.7%, due 2022, net of discount	498.9	498.8
Total long-term debt, including current maturities	1,998.9	2,138.8
Less current portion	230.0	140.0
Total long-term debt	$1,768.9	$1,998.8

The Company’s total borrowings were $2,288.4 at September 30, 2014, including $289.5 tied to variable interest rates. The Company maintains total debt facilities of $2,603.4. The Company's Amended and Restated Revolving Credit Agreement, which matures in 2016, currently provides for revolving credit loans and the issuance of letters of credit in an aggregate amount of up to $450 at September 30, 2014. The Company had outstanding borrowings of $135.0 under our revolving credit facility, recorded within notes payable, and $302.8 remains available as of September 30, 2014, taking into account outstanding borrowings and $12.2 of outstanding letters of credit.

Advances under the Company's $150 receivables securitization program, as amended, are not considered debt for purposes of the Company’s debt compliance covenants, but are included in total debt on the balance sheet. At September 30, 2014 and 2013, $133.5 and $78.0, respectively, was outstanding under this facility.

In addition, the Company had outstanding international borrowings, recorded within Notes payable, of $21.0 as of September 30, 2014 and 2013, respectively.

Under the terms of the Company’s credit agreement, the ratio of the Company’s indebtedness to its earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the agreement and detailed below, cannot be greater than 4.0 to 1, and may not remain above 3.5 to 1 for more than four consecutive quarters. If and so long as the ratio is above 3.5 to 1 for any period, the Company is required to pay additional interest expense for the period in which the ratio exceeds 3.5 to 1. The interest rate margin and certain fees vary depending on the indebtedness to EBITDA ratio. Under the Company’s private placement note agreements, indebtedness to EBITDA may not be greater than 4.0 to 1; if the ratio is above 3.5 to 1 for any quarter, the Company is required to pay additional interest on the private placement notes of 0.75% per annum for each quarter until the ratio is reduced to not more than 3.5 to 1. In addition, under the credit agreement, the ratio of its current year earnings before interest and taxes (EBIT), as defined in the agreement, to total interest expense must exceed 3.0 to 1. Under the credit agreement, EBITDA is defined as net earnings, as adjusted to add-back interest expense, income taxes, depreciation and amortization, all of which are determined in accordance with GAAP. In addition, the credit agreement allows certain non-cash charges such as stock award amortization and asset write-offs including, but not limited to, impairment and accelerated depreciation, to be “added-back” in determining EBITDA for purposes of the indebtedness ratio. Severance and other cash charges incurred as a result of restructuring and realignment activities as well as expenses incurred in acquisition integration activities are included as reductions in EBITDA for calculation of the indebtedness ratio. In the event of an acquisition, EBITDA is calculated on a pro forma basis to include the trailing twelve-month EBITDA of the acquired company or brands. Total debt is calculated in accordance with GAAP, but excludes outstanding borrowings under the receivable securitization

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

program. EBIT is calculated in a fashion identical to EBITDA except that depreciation and amortization are not “added-back”. Total interest expense is calculated in accordance with GAAP.

The Company’s ratio of indebtedness to its EBITDA was 2.7 to 1, and the ratio of its EBIT to total interest expense was 5.3 to 1, as of September 30, 2014. In addition to the financial covenants described above, the credit agreements and the note purchase agreements contain customary representations and affirmative and negative covenants, including limitations on liens, sales of assets, subsidiary indebtedness, mergers and similar transactions, changes in the nature of the business of the Company and transactions with affiliates. If the Company fails to comply with the financial covenants referred to above or with other requirements of the credit agreement or private placement note agreements, the lenders would have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults on other borrowings.

Aggregate maturities of long-term debt, including current maturities, at September 30, 2014 are as follows for the fiscal years’ noted: $230.0 in 2015, $210.0 in 2016, $150.0 in 2017, $310.0 in 2018, zero in 2019 and $1,100.0 thereafter. At this time, the Company intends to repay scheduled debt maturities over the course of the next fiscal year.

At September 30, 2014, substantially all of the Company's cash balances were located outside the U.S. Given our extensive international operations, a significant portion of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. U.S. income taxes have not been provided on certain undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings outside the U.S. indefinitely.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

(14) Preferred Stock

The Company’s Articles of Incorporation authorize the Company to issue up to 10 million shares of $0.01 par value of preferred stock. During the three years ended September 30, 2014, there were no shares of preferred stock outstanding.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(15) Shareholders’ Equity

At September 30, 2014, there were 300 million shares of Company common stock authorized, of which approximately 0.2 million shares were reserved for issuance under the 2000 Incentive Stock Plan and 1.5 million shares were reserved for issuance under the 2009 Incentive Stock Plan as amended and restated.

Beginning in September 2000, the Company’s Board of Directors has approved a series of resolutions authorizing the repurchase of shares of Energizer common stock, with no commitments by the Company to repurchase such shares. In April 2012, the Board of Directors approved the repurchase of up to ten million shares. This authorization replaced a prior stock repurchase authorization, which was approved in July 2006. For the twelve months ended September 30, 2014, the Company repurchased one million shares of the Company's common stock, exclusive of a small number of shares related to the net settlement of certain stock awards for tax withholding purposes, for a total cost of approximately $94.4. All shares were purchased in the open market under the Company's current authorization from its Board of Directors. The Company has approximately five million shares remaining under the above noted Board authorization to repurchase its common stock in the future. Future share repurchases, if any, would be made on the open market, privately negotiated transactions or otherwise, in such amounts and at such times as the Company deems appropriate based upon prevailing market conditions, business needs and other factors.

For the twelve months ended September 30, 2014, total dividends declared to shareholders were $126.2 of which $123.9 were paid.

Subsequent to the end of fiscal 2014, on November 3, 2014, the Company's Board of Directors declared a dividend for the first quarter of fiscal 2015 of $0.50 per share of Common Stock, which will be paid on December 16, 2014 and is expected to be approximately $31.

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

(16) Financial Instruments and Risk Management

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

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. and its subsidiaries accounted for 17.2%, 20.0% and 20.3% of total net sales in fiscal 2014, 2013 and 2012, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. The Company’s largest customer had obligations to the Company with a carrying value of approximately $85 at September 30, 2014. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to foreign currency, interest rate and commodity price risks. The section below outlines the types of derivatives that existed at September 30, 2014 and 2013 as well as the Company’s objectives and strategies for holding these derivative instruments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Commodity Price Risk The Company uses raw materials that are subject to price volatility. At times, the Company has used, and may in the future use, hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities. At September 30, 2014, there were no open derivative or hedging instruments for future purchases of raw materials or commodities.

Foreign Currency Risk
A significant share of the Company’s sales are tied to currencies other than the U.S. dollar, the Company’s reporting currency.  As such, a weakening of currencies relative to the U.S. dollar can have a negative impact to reported earnings.  Conversely, strengthening of currencies relative to the U.S. dollar can improve reported results. The primary currencies to which the Company is exposed include the Euro, the Japanese Yen, the British pound, the Canadian dollar and the Australian dollar.

Additionally, the Company’s foreign subsidiaries enter into internal and external transactions that create non-functional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and to a lesser extent, external purchases, and are revalued in the foreign subsidiary’s local currency at the end of each period. Revaluation of the non-functional currency balance sheet positions against the foreign subsidiary’s functional currency results in an exchange gain or loss recorded in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. The primary currency to which the Company’s foreign subsidiaries are exposed is the U.S. dollar.

Venezuela Currency Risk See Note 6 to the Condensed Financial Statements for further information on Venezuela currency risk.

Interest Rate Risk The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2014, the Company had $289.5 of variable rate debt outstanding, which was primarily outstanding borrowings under the Company's receivable securitization program and its Revolving Credit Agreement.

Cash Flow Hedges At September 30, 2014, the Company maintains a cash flow hedging program related to foreign currency risk. These derivative instruments have a high correlation to the underlying exposure being hedged and have been deemed highly effective for accounting purposes in offsetting the associated risk.

The Company enters into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to currency fluctuations. These transactions are accounted for as cash flow hedges. The Company had an unrealized pre-tax gain of $14.5 and $1.5 at September 30, 2014 and September 30, 2013, respectively, on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2014 levels over the next twelve months, approximately $13.7 of the pre-tax gain included in Accumulated other comprehensive loss at September 30, 2014, is expected to be included in earnings. Contract maturities for these hedges extend into fiscal year 2016. There were 79 open foreign currency contracts at September 30, 2014 with a total notional value of approximately $316.

Derivatives not Designated in Hedging Relationships The Company holds a share option with a major financial institution, which matured in November 2014, to mitigate the impact of changes in certain of the Company’s deferred compensation liabilities, which are tied to the Company’s common stock price. Period activity related to the share option is classified in the same category in the cash flow statement as the period activity associated with the Company’s deferred compensation liability, which is cash flow from operations.

The Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge balance sheet exposures. Any gains or losses on these contracts are expected to be offset by exchange gains or losses on the underlying exposures, thus they are not subject to significant market risk. The change in estimated fair value of the foreign currency contracts resulted in income of $4.2 and $4.9 for the twelve months ended September 30, 2014 and 2013, respectively, and was recorded in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income. There were 13 open foreign currency derivative contracts which are not designated as cash flow hedges at September 30, 2014, with a total notional value of approximately $270.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table provides estimated fair values as of September 30, 2014 and 2013, and the amounts of gains and losses on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2014 and 2013, respectively.

	At September 30, 2014	For the Year Ended September 30, 2014
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset(Liability) (1) (2)	Pre-Tax Gain/(Loss) Recognized in OCI(3)	Pre-Tax Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$14.5	$17.7	$4.7
Total	$14.5	$17.7	$4.7

	At September 30, 2013	For the Year Ended September 30, 2013
Derivatives designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset(Liability) (1) (2)	Gain/(Loss) Recognized in OCI(3)	Gain/(Loss) Reclassified From OCI into Income (Effective Portion) (4) (5)
Foreign currency contracts	$1.5	$18.1	$10.7
Interest rate contracts	—	—	(0.3)
Total	$1.5	$18.1	$10.4

(1)	All derivative assets are presented in other current assets or other assets.

(2)	All derivative liabilities are presented in other current liabilities or other liabilities.

(3)	OCI is defined as other comprehensive income.

(4)	Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts and other financing items, net.

(5)	Each of these derivative instruments has a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting associated risk.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table provides estimated fair values as of September 30, 2014 and 2013, and the amounts of gains and losses on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2014 and 2013, respectively.

	At September 30, 2014	For the Year Ended September 30, 2014
Derivatives not designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability)	Gain/(Loss) Recognized in Income (1)
Share option	$5.6	$12.3
Foreign currency contracts	3.3	4.2
Total	$8.9	$16.5

	At September 30, 2013	For the Year Ended September 30, 2013
Derivatives not designated as Cash Flow Hedging Relationships	Estimated Fair Value Asset (Liability)	Gain/(Loss) Recognized in Income (1)
Share option	$7.7	$15.5
Commodity contracts (2)	—	(1.9)
Foreign currency contracts	(3.2)	4.9
Total	$4.5	$18.5
(1) Gain/(Loss) recognized in Income was recorded as follows: Share option in Selling, general and administrative expense and foreign currency and commodity contracts in other financing item, net.
(2) The Company discontinued the zinc hedging program in fiscal 2013. The final settlement of outstanding zinc contracts resulted in a loss of $1.9 for the year ended September 30, 2013.

The Company has the following recognized financial assets and financial liabilities resulting from those transactions that meet the scope of the disclosure requirements as necessitated by applicable accounting guidance for balance sheet offsetting:

Offsetting of derivative assets

		At September 30, 2014			At September 30, 2013
Description	Balance Sheet location	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheet	Net amounts of assets presented in the Balance Sheet	Gross amounts of recognized assets	Gross amounts offset in the Balance Sheet	Net amounts of assets presented in the Balance Sheet
Foreign Currency Contracts	Other Current Assets, Other Assets	$19.8	$(0.4)	$19.4	$7.3	$(0.6)	$6.7

Offsetting of derivative liabilities

		At September 30, 2014			At September 30, 2013
Description	Balance Sheet location	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheet	Net amounts of liabilities presented in the Balance Sheet	Gross amounts of recognized liabilities	Gross amounts offset in the Balance Sheet	Net amounts of liabilities presented in the Balance Sheet
Foreign Currency Contracts	Other Current Liabilities, Other Liabilities	$(1.8)	$0.2	$(1.6)	$8.6	$(0.2)	$8.4

The net amounts of derivative assets and liabilities are reconciled to the individual line item amounts presented in the Consolidated Balance Sheet.

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

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company’s financial assets and liabilities, which are carried at fair value, as of September 30, 2014 and 2013 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2
	September 30,
	2014	2013
Assets/(Liabilities) at estimated fair value:
Deferred Compensation	$(157.3)	$(167.6)
Derivatives - Foreign Currency contracts	17.8	(1.7)
Share Option	5.6	7.7
Total Liabilities at estimated fair value	$(133.9)	$(161.6)

At September 30, 2014 and 2013, the Company had no level 1 or level 3 financial assets or liabilities.

See Note 10 of the Notes to Consolidated Financial Statements for further discussion of deferred compensation liabilities.

At September 30, 2014 and 2013, the fair market value of fixed rate long-term debt was $2,056.5 and $2,262.3, respectively, compared to its carrying value of $1,998.9 and $2,138.8, respectively. The book value of the Company’s variable rate debt approximates estimated fair value. The estimated fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of fixed rate long-term debt has been determined based on level 2 inputs.

Due to the nature of cash and cash equivalents and short-term borrowings, including notes payable, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash and cash equivalents and short-term borrowings have been determined based on level 2 inputs.

At September 30, 2014, the estimated fair value of foreign currency contracts and the Company's share option as described above is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities. The estimated fair value of the Company's unfunded deferred compensation liability is determined based upon the quoted market prices of the Energizer Common Stock Unit Fund as well as other investment options that are offered under the plan.

(17) Environmental and Legal Matters

Government Regulation and Environmental Matters – The operations of the Company, like those of other companies engaged in the Household Products and Personal Care businesses, are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. The Company has received notices from the U.S. Environmental Protection Agency, state agencies and/or private parties seeking contribution, that it has been identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and may be required to share in the cost of cleanup with respect to a number of federal “Superfund” sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Accrued environmental costs at September 30, 2014 were $16.9, of which $3.2 is expected to be spent in fiscal 2015. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements, including any requirements related to global climate change, or other factors.

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

(18) Other Commitments and Contingencies

Total rental expense less sublease rental income for all operating leases was $29.2, $29.4 and $30.8 in fiscal 2014, 2013 and 2012, respectively. Future minimum rental commitments under non-cancellable operating leases in effect as of September 30, 2014, were $28.9 in fiscal 2015, $22.7 in fiscal 2016, $18.4 in fiscal 2017, $15.1 in fiscal 2018, $14.3 in fiscal 2019 and $29.9 thereafter. These leases are primarily for office facilities.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(19) Accumulated Other Comprehensive (Loss)/Income

Effective October 1, 2013, the FASB issued a new ASU on reporting amounts reclassified out of accumulated other comprehensive income. The standard requires that public companies present information about reclassification adjustments from accumulated other comprehensive income in their interim and annual financial statements in a single note or on the face of the financial statements or cross reference to the related footnote for additional information.

The following table presents the changes in accumulated other comprehensive income (AOCI), net of tax by component:

	Foreign Currency Translation Adjustments	Pension/Postretirement Activity	Hedging Activity	Total
Balance at September 30, 2013	$4.8	$(178.2)	$0.5	$(172.9)
OCI before reclassifications	(83.0)	(36.8)	7.1	(112.7)
Reclassifications to earnings	—	12.2	2.3	14.5
Balance at September 30, 2014	$(78.2)	$(202.8)	$9.9	$(271.1)

The following table presents the reclassifications out of AOCI:

	For the Twelve Months Ended September 30, 2014
Details of AOCI Components	Amount Reclassified from AOCI (1)	Affected Line Item in the Consolidated Statements of Earnings
Gains and losses on cash flow hedges
Foreign exchange contracts	$4.7	Other financing items, net
	4.7	Total before tax
	(2.4)	Tax (expense)/benefit
	$2.3	Net of tax
Amortization of defined benefit pension/postretirement items
Prior service costs	0.3	(2)
Actuarial losses	18.4	(2)
Settlement gain	0.2	(2)
	18.9	Total before tax
	(6.7)	Tax (expense)/benefit
	$12.2	Net of tax
Total reclassifications for the period	$14.5	Net of tax

(1)	Amounts in parentheses indicate debits to profit/loss.

(2)	These AOCI components are included in the computation of net periodic benefit cost (see Note 11 for further details).

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(20) Supplemental Financial Statement Information

The components of certain balance sheet accounts at September 30 for the years indicated are as follows:

	2014	2013
Inventories
Raw materials and supplies	$92.6	$95.2
Work in process	120.3	150.2
Finished products	404.0	370.9
Total inventories	$616.9	$616.3
Other Current Assets
Miscellaneous receivables	$74.4	$56.7
Deferred income tax benefits	136.3	211.7
Prepaid expenses	117.3	87.5
Value added tax collectible from customers	48.0	57.6
Income tax receivable	71.1	31.1
Other	41.6	28.6
Total other current assets	$488.7	$473.2
Property, plant and equipment
Land	$42.5	$39.1
Buildings	296.4	283.9
Machinery and equipment	1,804.6	1,799.2
Construction in progress	53.4	63.7
Total gross property	2,196.9	2,185.9
Accumulated depreciation	(1,445.2)	(1,430.3)
Total property, plant and equipment, net	$751.7	$755.6
Other Current Liabilities
Accrued advertising, sales promotion and allowances	$106.0	$93.1
Accrued trade allowances	82.6	100.3
Accrued salaries, vacations and incentive compensation	113.2	112.0
Income taxes payable	42.5	—
Returns reserve	45.4	49.8
2013 restructuring reserve	26.4	20.6
Spin-off accrual	12.9	—
Other	228.1	198.2
Total other current liabilities	$657.1	$574.0
Other Liabilities
Pensions and other retirement benefits	$342.3	$315.9
Deferred compensation	157.8	167.8
Deferred income tax liabilities	471.1	541.7
Other non-current liabilities	92.6	86.2
Total other liabilities	$1,063.8	$1,111.6

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

Allowance for Doubtful Accounts	2014	2013	2012
Balance at beginning of year	$16.0	$15.9	$15.9
Provision charged to expense, net of reversals	(1.3)	(0.3)	2.2
Write-offs, less recoveries, translation, other	(1.3)	0.4	(2.2)
Balance at end of year	$13.4	$16.0	$15.9

Income Tax Valuation Allowance	2014	2013	2012
Balance at beginning of year	$9.5	$11.9	$12.6
Provision charged to expense	7.6	0.5	—
Reversal of provision charged to expense	(3.0)	(0.2)	(0.8)
Translation, other	(0.8)	(2.7)	0.1
Balance at end of year	$13.3	$9.5	$11.9

Supplemental Disclosure of Cash Flow Information	2014	2013	2012
Interest paid	$120.3	$126.5	$117.5
Income taxes paid	$115.2	$142.2	$113.0

(21) Segment Information

Operations for the Company are managed via two segments - Personal Care (wet shave, skin care, feminine care and infant care) and Household Products (battery and portable lighting products). Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses, share-based compensation costs, costs associated with most restructuring initiatives (including the 2013 restructuring project detailed below), acquisition integration or business realignment activities, and amortization of intangible assets. Financial items, such as interest income and expense, are managed on a global basis at the corporate level. The exclusion from segment results of charges such as other acquisition transaction and integration costs, and substantially all restructuring and realignment costs, reflects management's view on how it evaluates segment performance.

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

Effective October 1, 2013, the Company centralized certain corporate administrative functions across the organization as part of the 2013 restructuring project. A portion of these costs were previously reported at the segment level, but are now reported within General corporate and other expenses. Periods prior to this change have not been adjusted to conform to this current presentation.

For the twelve months ended September 30, 2014, the Company recorded $92.6 in pre-tax restructuring charges related to its 2013 restructuring project as compared to $139.3 in the prior fiscal year. Restructuring charges were reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. In addition, pre-tax costs of $11.8 were recorded for the twelve months ended September 30, 2014, and $5.2 for the twelve months ended September 30, 2013 associated with certain information technology enablement activities related to our restructuring project and were included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, pre-tax costs of $1.0 for the twelve months ended September 30, 2014, and $6.1 for the twelve months ended September 30, 2013 associated with obsolescence charges related to our restructuring, were included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. These information technology and inventory obsolescence costs are considered part of the total project costs incurred for the restructuring project. In fiscal 2012 the Company recorded $7.3 of costs associated with consulting activities related to the 2013 restructuring project. See Note 5 of the Notes to Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

As announced on April 30, 2014, the Company is pursuing a plan to spin-off the Household Products business and thereby create two independent, publicly traded companies. As a result, the Company is incurring incremental costs to evaluate, plan and execute the transaction. For the twelve months ended September 30, 2014, $44.7 of pre-tax spin-off costs were recorded in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. See Note 3 of the Notes to Consolidated Financial Statements.

In connection with the feminine care brands acquisition, the Company recorded a pre-tax inventory valuation adjustment of $8.0 representing the increased fair value of the inventory based on the estimated selling price of the finished goods acquired at the close date less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity. For the twelve months ended September 30, 2014, the Company recorded $8.0 within Cost of products sold based upon the write-up and subsequent sale of inventory acquired in the feminine care brands acquisition. For twelve months ended September 30, 2014, the Company also recorded pre-tax acquisition/integration costs of $9.5. These amounts are not reflected in the Personal Care segment, but rather presented as a separate line item below segment profit, as it is a non-recurring item directly associated with the feminine care acquisition. Such presentation reflects management’s view on how segment results are evaluated.

In the first quarter of fiscal 2013, the Company approved and communicated changes to its U.S. pension plan, which is the most significant of the Company's pension obligations. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy Energizer U.S. pension plans was frozen and future service benefits are no longer being accrued under these retirement programs. In July 2013, the Company finalized and communicated a decision to discontinue certain post-retirement medical and life insurance benefits. The communication was provided to all eligible participants of the impacted plans and advised that the Company would discontinue all benefits associated with the impacted plans effective December 31, 2013. As a result of these actions, for the twelve months ended September 30, 2013, the Company recorded a non-cash, pre-tax curtailment gain of $107.6 as a result of this plan change. The collective gain resulting from these actions was reported on a separate line in the Consolidated Statements of Earnings and Comprehensive Income. See Note 11 of the Notes to Consolidated Financial Statements.

For the twelve months ended September 30, 2013, the Company recorded an expense of approximately $6 related to the devaluation of its net monetary assets in Venezuela as a result of accounting for the translation of this affiliate under the accounting rules governing a highly inflationary economy. The net monetary assets in Venezuela were valued using the revised official exchange rate of 6.30 Venezuelan Bolivar Fuerte to one U.S. dollar at June 30, 2013. The devaluation impact of approximately $6 was included in Other financing items, net on the Consolidated Statements of Earnings and Comprehensive Income, and was not considered in the evaluation of segment profit. However, normal operating results in Venezuela, such as sales, gross profit and segment profit, have and may further be negatively impacted by translating at less favorable exchange rates and by the impact of unfavorable economic conditions in the country. These operating results remain part of the reported segment totals. The negative segment impacts of the Venezuela devaluation and the unfavorable economic impact on operating results are discussed separately when considered relevant to understanding year-over-year comparatives. See Note 6 of the Notes to Consolidated Financial Statements.

For the twelve months ended September 30, 2012, our prior Household Products restructuring activities generated pre-tax income of $6.8, which was driven by the gain on the sale of our former battery manufacturing facility in Switzerland. This plant was closed in fiscal 2011. This gain was partially offset by $6.0 of additional restructuring costs in fiscal 2012. The net amount is included as a separate line item on the Consolidated Statements of Earnings and Comprehensive Income. See Note 5 of the Notes to Consolidated Financial Statements.

Corporate assets shown in the following table include all cash and cash equivalents, financial instruments and deferred tax assets that are managed outside of operating segments.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

The following table provides segment information for the years ended or at September 30 for the periods presented:

Net Sales	2014	2013	2012
Personal Care	$2,612.2	$2,448.9	$2,479.5
Household Products	1,835.5	2,017.1	2,087.7
Total net sales	$4,447.7	$4,466.0	$4,567.2

	2014	2013	2012
Personal Care	$530.6	$475.2	$470.7
Household Products	398.2	440.6	400.2
Total segment profit	928.8	915.8	870.9
General corporate and other expenses	(147.3)	(140.2)	(151.7)
2013 restructuring (1)	(105.4)	(150.6)	(7.3)
Spin-off costs	(44.7)	—	—
Feminine care acquisition/integration costs	(9.5)	(1.3)	—
Net pension/post-retirement gains	1.1	107.6	—
Prior restructuring	—	—	6.8
Acquisition inventory valuation	(8.0)	—	—
ASR integration/transaction costs	(1.0)	(2.5)	(8.4)
Amortization of intangibles	(17.9)	(20.1)	(22.7)
Venezuela devaluation/other impacts	—	(6.3)	—
Interest and other financing items	(122.6)	(134.5)	(122.2)
Total earnings before income taxes	$473.5	$567.9	$565.4

Depreciation and Amortization
Personal Care	$81.1	$72.7	$82.0
Household Products	39.2	53.3	54.7
Total segment depreciation and amortization	120.3	126.0	136.7
Corporate	20.6	61.4	25.5
Total depreciation and amortization	$140.9	$187.4	$162.2

Total Assets
Personal Care	$1,241.6	$1,208.3
Household Products	882.1	1,033.0
Total segment assets	2,123.7	2,241.3
Corporate	1,470.3	1,164.8
Goodwill and other intangible assets, net	3,334.7	3,311.3
Total assets	$6,928.7	$6,717.4

Capital Expenditures
Personal Care	$42.6	$54.3	$58.3
Household Products	28.4	17.8	38.1
Total segment capital expenditures	71.0	72.1	96.4
Corporate	14.3	18.5	14.6
Total capital expenditures	$85.3	$90.6	$111.0

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(1) Includes pre-tax costs of $11.8, $5.2 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with certain information technology enablement activities related to our restructuring project were included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Also, pre-tax costs of $1.0, $6.1 and zero for the twelve months ended September 30, 2014, 2013 and 2012, respectively, associated with obsolescence charges related to the exit of certain non-core product lines as part of our restructuring are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring project.

Geographic segment information on a legal entity basis for the years ended September 30:

	2014	2013	2012
Net Sales to Customers
United States	$2,261.8	$2,257.5	$2,355.0
International	2,185.9	2,208.5	2,212.2
Total net sales	$4,447.7	$4,466.0	$4,567.2

Long-Lived Assets
United States	$461.0	$503.5
Canada	84.4	2.2
Germany	62.3	79.4
Singapore	82.0	86.9
Other International	174.7	165.7
Total long-lived assets excluding goodwill and intangibles	$864.4	$837.7

The Company’s international net sales are derived from customers in numerous countries, with sales to customers in Canada representing 5.3% of the Company's total net sales in fiscal 2014, 5.2% in fiscal 2013 and 5.3% in fiscal 2012, respectively. Net sales to customers in all other individual foreign countries represented less than 5% of the Company’s total net sales for each of the three years presented.

Supplemental product information is presented below for net sales for the years ended September 30:

	2014	2013	2012
Net Sales
Wet Shave	$1,591.5	$1,619.0	$1,644.2
Alkaline batteries	1,162.7	1,245.9	1,263.4
Other batteries and lighting products	672.8	771.2	824.3
Skin Care	424.5	429.0	430.2
Feminine Care	404.5	177.1	178.3
Infant Care	136.3	169.2	180.3
Other personal care products	55.4	54.6	46.5
Total net sales	$4,447.7	$4,466.0	$4,567.2

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(22) Quarterly Financial Information – (Unaudited)

The results of any single quarter are not necessarily indicative of the Company’s results for the full year. Net earnings of the Company are impacted in the first quarter by the additional battery product sales volume associated with the December holiday season. Per share data is computed independently for each of the periods presented. As a result, the sum of the amounts for the quarter may not equal the total for the year.

Fiscal 2014	First	Second	Third	Fourth
Net sales	$1,113.9	$1,062.4	$1,130.0	$1,141.4
Gross profit	511.8	508.3	539.0	576.1
Net earnings	107.9	98.5	64.5	85.2
Earnings per share:
Basic	$1.73	$1.59	$1.05	$1.38
Diluted	$1.71	$1.57	$1.03	$1.36

Items (decreasing)/increasing net earnings:
2013 restructuring (1)	$(17.5)	$(17.6)	$(20.6)	$(14.8)
Spin-off costs	—	—	(4.4)	(23.7)
Feminine care acquisition/integration costs	(3.1)	(0.7)	(1.0)	(1.4)
Acquisition inventory valuation	(4.0)	(1.0)	—	—
Net pension/post-retirement curtailment gains	—	—	—	0.8
ASR integration/transaction costs	(0.1)	(0.2)	(0.3)	—
Other realignment/integration	—	—	—	(0.3)
Adjustments to valuation allowances and prior years tax accruals	—	—	—	7.7

Fiscal 2013	First	Second	Third	Fourth
Net sales	$1,192.5	$1,095.9	$1,111.5	$1,066.1
Gross profit	561.6	530.7	510.4	501.6
Net earnings	129.8	84.9	87.2	105.1
Earnings per share:
Basic	$2.10	$1.37	$1.40	$1.69
Diluted	$2.07	$1.35	$1.38	$1.66

Items (decreasing)/increasing net earnings:
2013 restructuring (1)	$(30.7)	$(24.8)	$(19.1)	$(23.3)
Net pension/post-retirement curtailment gains	23.5	—	—	44.0
ASR integration/transaction costs	(0.6)	(0.4)	(0.1)	(0.5)
Other realignment/integration	(0.1)	(0.2)	0.1	(0.8)
Venezuela devaluation/other impacts	0.4	(6.3)	(0.2)	(0.2)
Adjustments to valuation allowances and prior years tax accruals	—	3.0	7.2	(1.9)

(1) Includes net of tax costs of $7.6 and $3.4 for the twelve months ended September 30, 2014 and 2013, respectively, associated with certain information technology and related activities, which are included in SG&A on the Consolidated Statements of Earnings and Comprehensive Income. Additionally, this includes net of tax costs of $0.8 and $3.8, for the twelve months ended September 30, 2014 and 2013, respectively, associated with obsolescence charges related to the exit of certain non-core product lines as a result of our restructuring, which are included in Cost of products sold on the Consolidated Statements of Earnings and Comprehensive Income. The information technology costs and non-core inventory obsolescence charges are considered part of the total project costs incurred for our restructuring project.

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

(23) Guarantor and Non-Guarantor Financial Information

On May 19, 2011, the Company issued a total of $600.0 of 4.70% senior notes due in May 2021 with interest payable semi-annually beginning November 2011. On May 24, 2012, the Company issued an additional $500.0 of senior notes with interest payable semi-annually in May and November at an annual fixed interest rate of 4.70%, maturing in May 2022.

The senior notes due 2021 and 2022 (collectively the "Notes") are fully and unconditionally guaranteed on a joint and several basis by the Company's existing and future direct and indirect domestic subsidiaries that are guarantors of any of the Company's credit agreements or other indebtedness for borrowed money (the “Guarantors”). The Guarantors are 100% owned either directly or indirectly by the Company and jointly and severally guarantee the Company's obligations under the Notes and substantially all of the Company's other outstanding indebtedness. The Company's subsidiaries organized outside of the U.S. and certain domestic subsidiaries, which are not guarantors of any of the Company's other indebtedness, (collectively, the “Non-Guarantors”) do not guarantee the Notes. The subsidiary guarantee with respect to the Notes is subject to release upon sale of all of the capital stock of the Subsidiary Guarantor; if the guarantee under our credit agreements and other indebtedness for borrowed money is released or discharged (other than due to payment under such guarantee); or when the requirements for legal defeasance are satisfied or the obligations are discharged in accordance with the indenture.

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

	Consolidating Statements of Earnings (Condensed)
	Year Ended September 30, 2014
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net sales	$—	$2,679.5	$2,517.5	$(749.3)	$4,447.7
Cost of products sold	—	1,609.5	1,448.6	(745.6)	2,312.5
Gross profit	—	1,070.0	1,068.9	(3.7)	2,135.2

Selling, general and administrative expense	30.5	425.1	404.3	—	859.9
Advertising and sales promotion expense	—	289.6	204.2	(0.9)	492.9
Research and development expense	—	92.9	1.9	—	94.8
2013 restructuring	—	52.4	40.2	—	92.6
Net pension/post-retirement gains	—	—	(1.1)	—	(1.1)
Interest expense/(income)	119.0	(0.1)	3.7	—	122.6
Intercompany interest (income)/expense	(116.8)	116.8	—	—	—
Other financing items, net	—	0.7	(0.7)	—	—
Intercompany service fees	—	10.7	(10.7)	—	—
Equity in earnings of subsidiaries	(383.8)	(339.5)	—	723.3	—
Earnings before income taxes	351.1	421.4	427.1	(726.1)	473.5
Income taxes	(5.0)	51.9	73.3	(2.8)	117.4
Net earnings	$356.1	$369.5	$353.8	$(723.3)	$356.1

Statement of Comprehensive Income:
Net earnings	$356.1	$369.5	$353.8	$(723.3)	$356.1
Other comprehensive loss, net of tax	$(98.2)	$(69.5)	$(89.0)	$158.5	$(98.2)
Total comprehensive income	$257.9	$300.0	$264.8	$(564.8)	$257.9

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

	Consolidating Balance Sheets (Condensed)
	September 30, 2014
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Assets
Current Assets
Cash and cash equivalents	$—	$3.3	$1,125.7	$—	$1,129.0
Trade receivables, net (a)	—	6.5	488.5	—	495.0
Inventories	—	336.9	321.0	(41.0)	616.9
Other current assets	0.1	253.2	223.6	11.8	488.7
Total current assets	0.1	599.9	2,158.8	(29.2)	2,729.6
Investment in subsidiaries	7,287.0	2,204.6	—	(9,491.6)	—
Intercompany receivables, net (b)	—	4,336.9	337.3	(4,674.2)	—
Intercompany notes receivable (b)	2,038.3	1.9	12.6	(2,052.8)	—
Property, plant and equipment, net	—	417.6	334.1	—	751.7
Goodwill	—	1,086.5	400.9	—	1,487.4
Other intangible assets, net	—	1,653.2	194.1	—	1,847.3
Other noncurrent assets	8.3	35.0	69.4	—	112.7
Total assets	9,333.7	10,335.6	3,507.2	(16,247.8)	6,928.7

Current liabilities	368.3	531.4	674.0	—	1,573.7
Intercompany payables, net (b)	4,674.2	—	—	(4,674.2)	—
Intercompany notes payable (b)	—	2,050.9	1.9	(2,052.8)	—
Long-term debt	1,768.9	—	—	—	1,768.9
Other noncurrent liabilities	—	852.6	211.2	—	1,063.8
Total liabilities	6,811.4	3,434.9	887.1	(6,727.0)	4,406.4
Total shareholders' equity	2,522.3	6,900.7	2,620.1	(9,520.8)	2,522.3
Total liabilities and shareholders' equity	$9,333.7	$10,335.6	$3,507.2	$(16,247.8)	$6,928.7

(a) Trade receivables, net for the Non-Guarantors includes approximately $247.9 at September 30, 2014 of U.S. trade receivables sold from the Guarantors to Energizer Receivables Funding Corp ("ERF"), a 100% owned, special purpose subsidiary, which is a non-guarantor of the Notes. These receivables are used by ERF to securitize the borrowings under the Company's receivable securitization facility. The trade receivables are short-term in nature (on average less than 90 days). As payment of the receivable obligation is received from the customer, ERF remits the cash to the Guarantors in payment for the purchase of the receivables. Cost and expenses paid by ERF related to the receivable securitization facility are re-billed to the Guarantors by way of intercompany services fees.

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2014
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow (used by)/from operating activities	$(108.2)	$370.1	$365.5	$(55.4)	$572.0
Cash Flow from Investing Activities
Capital expenditures	—	(53.8)	(31.5)	—	(85.3)
Proceeds from sale of assets	—	8.1	1.0	—	9.1
Acquisitions, net of cash acquired	—	(52.0)	(135.1)	—	(187.1)
Proceeds from intercompany notes	140.1	2.5	—	(142.6)	—
Payments for intercompany notes	—	—	(12.9)	12.9	—
Intercompany receivable/payable, net	(135.0)	(302.0)	(55.5)	492.5	—
Payment for equity contributions	—	(44.2)	—	44.2	—
Other, net	—	—	(0.1)	—	(0.1)
Net cash from/(used by) investing activities	5.1	(441.4)	(234.1)	407.0	(263.4)
Cash Flow from Financing Activities
Cash payments on debt with original maturities greater than 90 days	(140.1)	—	—	—	(140.1)
Net increase in debt with original maturity days of 90 or less	135.0	2.9	56.3	—	194.2
Proceeds from intercompany notes	—	12.9	—	(12.9)	—
Payments for intercompany notes	—	(140.1)	(2.5)	142.6	—
Common stock purchased	(94.4)	—	—	—	(94.4)
Cash dividends paid	(123.9)	—	—	—	(123.9)
Proceeds from issuance of common stock	9.9	—	—	—	9.9
Excess tax benefits from share-based payments	6.6	—	—	—	6.6
Intercompany receivable/payable, net	302.0	190.5	—	(492.5)	—
Proceeds for equity contribution	—	—	44.2	(44.2)	—
Payments for intercompany equity distributions	—	—	(55.4)	55.4	—
Net cash from/(used by) financing activities	95.1	66.2	42.6	(351.6)	(147.7)
Effect of exchange rate changes on cash	—	—	(30.2)	—	(30.2)
Net (decrease)/increase in cash and cash equivalents	(8.0)	(5.1)	143.8	—	130.7
Cash and cash equivalents, beginning of period	8.0	8.4	981.9	—	998.3
Cash and cash equivalents, end of period	$—	$3.3	$1,125.7	$—	$1,129.0

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

ENERGIZER HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share)

	Consolidating Statements of Cash Flows (Condensed)
	Year Ended September 30, 2012
	Parent Company	Guarantors	Non-Guarantors	Eliminations	Total
Net cash flow from/(used by) operating activities	$87.4	$275.9	$327.4	$(59.1)	$631.6
Cash Flow from/(used by) Investing Activities
Capital expenditures	—	(73.4)	(37.6)	—	(111.0)
Proceeds from sale of assets	—	2.0	17.3	—	19.3
Proceeds for intercompany notes	441.0	2.8	—	(443.8)	—
Payments for intercompany notes	(498.6)	—	(5.0)	503.6	—
Intercompany receivable/payable, net	—	(358.4)	(105.0)	463.4	—
Proceeds from return of capital	—	0.7	—	(0.7)	—
Payment for equity contributions	—	(3.1)	—	3.1	—
Other, net	—	(1.1)	(2.1)	—	(3.2)
Net cash (used by)/from investing activities	(57.6)	(430.5)	(132.4)	525.6	(94.9)
Cash Flow from Financing Activities
Cash proceeds from issuance of debt with original maturities greater than 90 days	498.6	—	—	—	498.6
Cash payments on debt with original maturities greater than 90 days	(441.0)	—	—	—	(441.0)
Payment of debt issue cost	(4.3)	—	—	—	(4.3)
Net (decrease)/increase in debt with original maturity days of 90 or less	—	(8.1)	109.0	—	100.9
Proceeds from intercompany notes	—	503.6	—	(503.6)	—
Payments for intercompany notes	—	(441.0)	(2.8)	443.8	—
Common stock purchased	(417.8)	—	—	—	(417.8)
Proceeds from issuance of common stock	3.0	—	—	—	3.0
Excess tax benefits from share-based payments	2.2	—	—	—	2.2
Cash dividends paid	(24.9)	—	—	—	(24.9)
Intercompany receivable/payable, net	358.4	105.0	—	(463.4)	—
Proceeds for equity contribution	—	—	3.1	(3.1)	—
Capital contribution	—	—	(0.7)	0.7	—
Payments for intercompany equity distributions	—	—	(59.1)	59.1	—
Net cash (used by)/from financing activities	(25.8)	159.5	49.5	(466.5)	(283.3)
Effect of exchange rate changes on cash	—	—	(6.1)	—	(6.1)
Net increase in cash and cash equivalents	4.0	4.9	238.4	—	247.3
Cash and cash equivalents, beginning of period	—	4.3	466.9	—	471.2
Cash and cash equivalents, end of period	$4.0	$9.2	$705.3	$—	$718.5